02032620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Alliant Energy Corporation	0000352541

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part	SEC File Number, if available
Alliant Energy Corporation 2001 Form U5S For 12-31-01	~~1-9894~~ 30-306

Name of Person Filing the Document (If Other than the Registrant)

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, May 1, 2002.

Alliant Energy Corporation

By: ______________________
John E. Kratchmer
Corporate Controller and Chief Accounting Officer

ALLIANT ENERGY.

Alliant Energy Corporation
Worldwide Headquarters
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007

Office: 608.458.3311
www.alliantenergy.com

May 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Alliant Energy Corporation – Commission File No. 1-9894

Ladies and Gentlemen:

On behalf of Alliant Energy Corporation, a Wisconsin corporation, we are filing in paper format under cover of Form SE the following 2001 U5S exhibits: Exhibit A.2, "Annual Report to Shareowners for Alliant Energy Corporation"; Exhibits F.2 through F.5, "Consolidating Financial Statements of Alliant Energy Corporation"; Exhibits F.6 through F.9, "Consolidating Financial Statements of Alliant Energy Resources, Inc."; Exhibits F.10 through F.13, "Consolidating Financial Statements of Alliant Energy Integrated Services Company"; Exhibits F.14 through F.17, "Consolidating Financial Statements of Alliant Energy International, Inc."; Exhibits F.18 through F.21, "Consolidating Financial Statements of Alliant Energy Investments, Inc."; Exhibits F.22 through F.25, "Consolidating Financial Statements of Alliant Energy Transportation, Inc."; and Exhibit I, "Foreign Utility Company Financial Statements" due to the fact that either the data is not available in an electronic format or the electronic data is not readily converted to Edgar software.

Please contact the undersigned at 608.458.3413 if you have any questions or comments regarding this filing.

Sincerely,

John E. Kratchmer
Corporate Controller and Chief Accounting Officer
johnkratchmer@alliantenergy.com

Enclosure

cc: Lynn Kaminski
Alliant Energy Corporation

COPY

ALLIANT ENERGY.

Alliant Energy Corporation
Worldwide Headquarters
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007

Office: 608.458.3311
www.alliantenergy.com

May 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Alliant Energy Corporation – Commission File No. 1-9894

Ladies and Gentlemen:

On behalf of Alliant Energy Corporation, a Wisconsin corporation, we are filing in paper format under cover of Form SE the following 2001 U5S exhibits: Exhibit A.2, "Annual Report to Shareowners for Alliant Energy Corporation"; Exhibits F.2 through F.5, "Consolidating Financial Statements of Alliant Energy Corporation"; Exhibits F.6 through F.9, "Consolidating Financial Statements of Alliant Energy Resources, Inc."; Exhibits F.10 through F.13, "Consolidating Financial Statements of Alliant Energy Integrated Services Company"; Exhibits F.14 through F.17, "Consolidating Financial Statements of Alliant Energy International, Inc."; Exhibits F.18 through F.21, "Consolidating Financial Statements of Alliant Energy Investments, Inc."; Exhibits F.22 through F.25, "Consolidating Financial Statements of Alliant Energy Transportation, Inc."; and Exhibit I, "Foreign Utility Company Financial Statements" due to the fact that either the data is not available in an electronic format or the electronic data is not readily converted to Edgar software.

Please contact the undersigned at 608.458.3413 if you have any questions or comments regarding this filing.

Sincerely,

John E. Kratchmer
Corporate Controller and Chief Accounting Officer
johnkratchmer@alliantenergy.com

Enclosure

cc: Lynn Kaminski
Alliant Energy Corporation

COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Alliant Energy Corporation	0000352541

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part	SEC File Number, if available
Alliant Energy Corporation 2001 Form U5S	1-9894

Name of Person Filing the Document (If Other than the Registrant)

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, May 1, 2002.

Alliant Energy Corporation

By: ______________________
John E. Kratchmer
Corporate Controller and Chief Accounting Officer

Attachment A.2

ALLIANT ENERGY



The Alliant Energy story unfolds...



CONTENTS

There's no doubt 2001 was a tumultuous year for many individuals and organizations throughout the United States. At Alliant Energy™ – even in the face of challenging business, economic and political environments – we continued to successfully implement our "Invest, Connect and Grow" strategic plan. Our plan, which is designed to deliver increased shareowner value over the long term, also is yielding short-term success. And this exciting story is still in the beginning chapters ... it is just now starting to unfold.

Read on to learn more. ■

investing
connecting
growing

The Alliant Energy story unfolds...

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 29.

Financial highlights

(Dollars in millions except for per share data)	**2001**	2000	Change
Operating revenues	**$ 2,777**	$ 2,405	15%
Net income:			
Net income	**$ 172**	$ 399	(57%)
Adjustments to net income (a)	**$ 23**	($ 220)	N/A
Adjusted net income (a)	**$ 195**	$ 179	9%
Diluted earnings per average common share:			
Earnings per share	**$ 2.14**	$ 5.03	(57%)
Adjustments to earnings per share (a)	**$ 0.28**	($ 2.77)	N/A
Adjusted earnings per share (a)	**$ 2.42**	$ 2.26	7%
Utility electric sales from ultimate customers (thousands of MWh)	**25,277**	25,617	(1%)
Total utility electric sales (thousands of MWh)	**30,381**	30,697	(1%)
Utility gas sold and transported (thousands of dekatherms)	**101,518**	101,003	1%
Construction and acquisition expenditures	**$ 818**	$ 1,066	(23%)
Total assets at year-end (b)	**$ 6,248**	$ 6,734	(7%)
Common shares outstanding at year-end (in thousands)	**89,682**	79,010	14%
Dividends declared per common share	**$ 2.00**	$ 2.00	—
Market value per share at year-end	**$ 30.36**	$ 31.88	(5%)
Book value per share at year-end (b)	**$ 21.39**	$ 25.79	(17%)

(a) Adjusted net income for 2001 excludes non-cash SFAS 133 valuation charges of $21 million ($0.26 per share) and $2 million ($0.02 per share) related to Alliant Energy's exchangeable senior notes and electricity derivatives of a foreign affiliate of Alliant Energy, respectively. Adjusted net income for 2000 excludes $204 million ($2.58 per share) of non-cash net income related to Alliant Energy's adoption of SFAS 133 and $16 million ($0.20 per share) of net income from gains on sales of McLeodUSA Incorporated stock.

(b) Total assets at year-end 2001 and 2000 include fair market values of Alliant Energy's investment in McLeodUSA of $21 million and $791 million, respectively. Such decrease is also the primary reason for the decline in book value per share.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per average common share*


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.19
$2.51
$2.26
$5.03
$2.42
$2.14
1999
2000
2001
Adjusted earnings per share
U.S. Generally Accepted Accounting Principles (GAAP) earnings per share

Operating revenues
(in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,128
$2,405
$2,777
1999
2000
2001

Total assets at year-end
(in millions)


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$6,076
$6,734
$6,248
1999
2000
2001

*The 1999 and 2000 GAAP results include net income from gains on sales of McLeodUSA stock of $0.32 per share and $0.20 per share, respectively. The 2000 GAAP results include income of $2.58 per share relating to Alliant Energy's adoption of SFAS 133 on July 1, 2000. The 2001 GAAP results include non-cash SFAS 133 valuation charges of $0.26 related to Alliant Energy's obligation under certain 30-year exchangeable senior notes and $0.02 per share related to the valuation of electricity derivatives of a foreign affiliate of Alliant Energy.

We're a global energy company...

Alliant Energy Corporation (NYSE: LNT) is an energy holding company with regulated utility providers as well as non-regulated companies involved in delivering energy-related products and services.

While international in scope, we're guided by the same strong Midwestern values that are a fundamental part of our heritage. Headquartered in Madison, Wis., we serve more than three million customers around the globe.

We're now in the second year of our dynamic "Invest, Connect and Grow" strategic plan. By working our plan, we are continuing to improve the financial strength and success of our traditional regulated utility businesses, and we are growing our domestic and international non-regulated businesses.

The results we have already produced bode well for the future. Our "Invest, Connect and Grow" story is only just beginning to unfold.

ALLIANT ENERGY™

ALLIANT ENERGY.
Corporate Services

Total assets
(at Dec. 31, 2001)



29.7%
Non-regulated Businesses
69.1%
Utility Operations
1.2%
Other

Our vision: To be the customer's first choice for energy solutions.

and growing stronger every day

Interstate Power and Light Co.*

Wisconsin Power and Light Co.

Core utility operations

Our two primary utility subsidiaries provide regulated electric, natural gas, steam and water services to more than 1.3 million customers in Iowa, Wisconsin, Minnesota and Illinois.

We've created a diverse power portfolio that uses fossil-fuel, nuclear and renewable sources. We also continue to have a strong emphasis on energy efficiency.

By working our "Invest, Connect and Grow" plan, we met our 2001 goals in the areas of reliability, safety and environmental compliance. Now, we're working to expand our power portfolio – with natural gas plants, efficient coal plants and renewable fuel projects – to ensure continued energy reliability. ■

Maximum peak hour demand (in megawatts)	5,677
Number of electric customers	939,443
Number of gas customers	399,861
Total utility electric sales (thousands of megawatt hours)	30,381
Utility gas sold and transported (thousands of dekatherms)	101,518

Interstate Power and Light Company was formed on Jan. 1, 2002, through the merger of IES Utilities Inc. and Interstate Power Company.

Sources of utility operating revenues



77% Electric
2% Other

Electric sales mix



41% Industrial
18% Commercial
16% Sales for resale
1% Other

Electric power portfolio



58% Coal and gas
13% Nuclear
2% Other

Our utility service territory



Our utilities serve more than 1,000 communities in Iowa, Wisconsin, Minnesota and Illinois.

ALLIANT ENERGY.
Resources

Non-regulated operations

While our core utilities provide stable and more predictable returns, we believe that Alliant Energy Resources, Inc. – home of our non-regulated and international energy businesses – offers greater potential for future earnings growth.

By expanding into international and domestic non-regulated areas, Alliant Energy Resources is key to our overall "Invest, Connect and Grow" plan to increase shareowner value. It strives to provide growth that is consistent ... and it delivers by maintaining a diverse portfolio of companies that function in different geographic areas and business disciplines. This diversity helps to minimize the risks of a downturn in any one market, while still presenting significant opportunities for growth.

Growth platforms

Alliant Energy Resources has identified two major growth platforms:



International: Through Alliant Energy International, Inc., we have established global partnerships to develop energy generation and delivery systems in growing markets throughout the world. Currently, we have investments in Brazil, China, Australia and New Zealand.



Non-regulated generation: Our newly formed subsidiary, Alliant Energy Generation, Inc., has been charged with building a portfolio of competitive generating assets throughout the Eastern Interconnect, focusing primarily on the Upper Midwest. While changing market conditions have caused nationwide delays in new plant construction, they have also created tremendous opportunities for growth through acquisitions. We believe that Alliant Energy Generation is ideally positioned to capture its share of this new market.

Existing operations

Alliant Energy Resources also has operations in the following areas:

Investments: Our existing investments include ownership of an oil and gas company (Whiting Petroleum Corp.), transportation companies (Cedar Rapids and Iowa City Railway Co. and IEI Barge Services, Inc.) and affordable-housing initiatives (Heartland Properties, Inc.). We also have an equity stake in independent telecommunications provider McLeodUSA Inc.

Trading: We have an electricity-trading joint venture with Cargill Inc., one of the world's largest commodities trading firms. This partnership, Cargill-Alliant, LLC, combines Cargill's risk-management and commodities-trading experience with our strong generation and transmission business experience. The initial term of Alliant Energy's electricity-trading venture with Cargill expires in October 2002.

Integrated Services: Alliant Energy Integrated Services Company provides a wide range of energy and environmental services for commercial, industrial and institutional customers. Services under the integrated services umbrella include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning, and gas management.

Energy Technologies: This division focuses on providing our customers with exciting new technologies that are smaller in scale than more traditional generation technologies, such as microturbines, fuel cells, solar concepts and wind turbines.

Mass Marketing: Mass Marketing develops and markets energy-related products and services. In 2001, we acquired a controlling interest in SmartEnergy,™ Inc., an Internet-based company that sells power to residential and small business customers in competitive energy markets. We also continue to expand our PowerHouse catalog business, which features a full array of energy-smart products. ■

with strong senior leadership



We have a diverse and talented team of nearly 8,500 people committed to increasing shareowner value. Our team has great depth in terms of skill level, experience and expertise ... and subscribes to a strong Midwestern work ethic. As we strive for more aggressive growth as a company, we're also working hard to retain and add to our already exceptional team. ☐

Senior Management Team

From left to right, front row:

Erroll B. Davis, Jr.

Chairman, President and Chief Executive Officer

Responsible for development of the vision for Alliant Energy and the execution of the company's long-term strategic plan.

Pamela J. Wegner

Executive Vice President-Shared Solutions
President, Alliant Energy Corporate Services, Inc.

Responsible for environmental, health and safety procedures and strategies; infrastructure security; human resources; labor relations; information technology; supply chain; facilities; and project management. Also oversees strategic planning activities throughout the company.

William D. Harvey

Executive Vice President-Generation
President, Wisconsin Power and Light Company

Responsible for the operations of Alliant Energy's generation activities, including fossil-fuel and renewable power. Oversees operations at Wisconsin Power and Light Company.

Eliot G. Protsch

Executive Vice President-Energy Delivery
President, Interstate Power and Light Company

Responsible for utility energy delivery services, marketing activities and customer relations. Oversees operations at Interstate Power and Light Company.

Back row:

Barbara J. Swan

Executive Vice President and General Counsel

Responsible for legal matters involving Alliant Energy and its utility and non-utility subsidiaries. Also oversees government and regulatory relations, corporate communications, advertising and community affairs.

James E. Hoffman

Executive Vice President-Business Development
President, Alliant Energy Resources, Inc.

Oversees all international and non-regulated subsidiaries. Also has responsibility for shaping and implementing Alliant Energy's e-business strategies and initiatives.

Thomas M. Walker

Executive Vice President and Chief Financial Officer

Responsible for accounting, finance, investor relations and shareowner services. Also oversees the financial activities in all business units and subsidiary companies.

Dear Shareowners,

2001 was an **eventful and challenging year** for Alliant Energy. And like many other organizations and individuals throughout the United States, we faced our challenges with strength and resolve. We **stayed on course,** holding tight to the "Invest, Connect and Grow" strategy we introduced to you last year. This strategic plan is designed to **build our business** and continue to deliver additional value for you, our shareowners. And, I am pleased to report, **it is working.**

Our 2001 adjusted earnings of $195.1 million, or $2.42 per share, represent a 7 percent increase from our 2000 adjusted earnings. These figures exclude certain non-cash valuation charges in 2001 and the non-cash impacts of income from the adoption of a new accounting standard and gains on sales of McLeodUSA stock in 2000.

Reported net income and earnings per share as required by U.S. Generally Accepted Accounting Principles for 2001 and 2000 were $172.4 million, or $2.14 per share, and $398.7 million, or $5.03 per share, respectively.

While not all our businesses met our high performance expectations, we delivered adjusted results within the earnings guidance we provided throughout the year. Of course, we're not where we want to be ... yet. We're only in year two of our dynamic "Invest, Connect and Grow" plan. As our theme for this report suggests, our story is just now unfolding.

2001: A difficult year for many

2001 was a tumultuous year for the entire energy industry. The year began with power shortages in California and ended with the collapse of Enron Corp.

The Dow Jones Utility Index fell 29 percent, while the Standard and Poor's 500 Index was down 13 percent. But Alliant Energy fared relatively well in this challenging environment. Our total return to shareowners was 1.6 percent (dividends plus change in stock price). This certainly doesn't represent what we expect to deliver in the future, but it does represent strong performance compared to peers in our industry as well as investment opportunities in other market sectors.

While we are meeting our intermediate goals, we are also confidently forging ahead to generate further success with our strategic plan. Last fall we went to the equity markets to raise capital to fuel our growth strategy. As fate would have it, this was the same period the energy industry was beginning to lose favor in the eyes of the investment community as Enron's financial troubles were increasingly coming to light.

KEY FINANCIAL HIGHLIGHTS

- Our long-term goal is to achieve 7-10 percent annual growth in adjusted earnings.
- Within the next three years, 25 percent of our overall adjusted earnings is expected to come from our non-regulated businesses.
- We've maintained solid investment-grade credit ratings.
- The cash flows from our utility operations cover the majority of our corporate dividend.
- We have financing flexibility through debt, equity, cash flows from operations and the potential sale of non-strategic assets.

But, as is often the case for Alliant Energy, we bucked the trend in that uncertain environment, and our equity offering was well received by Wall Street. We placed almost 10 million new shares of our stock ... and raised $263 million to fund our growth plans.

Our competitive advantages are clear: We have strong core utility operations, a diverse mix of non-regulated businesses and a workforce second to none.

Utilities: The center of everything we do

Our regulated utility companies remain the foundation of our business. And our results prove that, as our core utilities contributed $2.05 per share to our overall 2001 adjusted earnings.

As I shared with you last year, we never take our eyes off our utility customers in the Upper Midwest. We're working our "Invest, Connect and Grow" plan to provide low-cost energy with high reliability. That's what it's all about.

Examples of our plan at work include continuing the PowerPledge™ program we introduced to you in 2000 by planning to *invest* a total of $1.7 billion in capital in our utilities throughout Iowa, Wisconsin, Minnesota and Illinois between 2002 and 2005. We are also better *connecting* with our customers as evidenced by again ranking highly among our peers in the area of customer service. And we took steps to *grow* our system capacity by contracting for new generation for our Wisconsin utility customers and unveiling a plan to bring both fossil-fuel and renewable generation projects on line in Iowa over the next five years.

But, as in life, not all things progressed as planned. Temperate weather and slow economic growth in our utility service territory put a damper on our utility sales last year. The tragic events of Sept. 11 also forced us to re-evaluate our security efforts. While we have been considered an



Erroll B. Davis, Jr.

industry leader in cyber and physical security for the last couple of years, we realize that – today – energy security takes on a whole new urgency. And, at Allliant Energy, we're working to develop new standards.

Non-regulated activities generating new growth

We continue to benefit from our diverse portfolio of investments on the non-regulated side of our business. Maintaining a diverse group of businesses limits the consequences of a downturn in any one market or business. By using this philosophy, Alliant Energy Resources – home to all of our non-regulated businesses – delivered an adjusted $0.36 per share to our 2001 results.

Just as we had planned, Alliant Energy Resources was the key to our delivering a 7 percent overall increase in adjusted earnings growth in 2001. It did so by generating a 64 percent increase in adjusted earnings as compared to 2000 results.

Specifically, in 2001, we benefited greatly from our *investment* in Whiting Petroleum, as it outperformed expectations and produced record profits. We also capitalized on our *connections* in China, partnering with Peak Pacific Investment Co. Ltd. to bring additional facilities on line in China. Other solid partnerships and subsidiaries – including SmartEnergy™ and RMT, Inc. – helped us to expand and *grow* our global customer base in 2001. Through SmartEnergy, we now have more than 110,000 customers in New York City.

But, as I said earlier, we faced challenges as well as bright spots in 2001. For example, our investment in McLeodUSA dramatically lost value during the downturn in the telecommunications industry. While we are obviously disappointed with this turn of events, we are pleased that we had previously utilized a portion of our initial $30 million investment to help secure about $400 million in investment capital at very favorable interest rates. In addition, we have realized about $41 million in income on sales. While this is dramatically less than we originally forecasted, I hope you would agree that this investment has already delivered more-than-acceptable results.

Our Brazilian operations also were tested in 2001. Brazil, a country highly dependent on hydroelectric power, suffered from a drought of a magnitude unseen in the past. Power rationing became the norm throughout the country, which was a significant factor in our Brazil investments not performing up to our expectations in 2001. But, late in the year, the rain returned and power rationing began to subside. As weather patterns continue to normalize in the region and regulation becomes more stable, we expect improved returns from Brazil by year-end 2002.

Our power is in our people

Just as we faced challenges in 2001, we expect to face even more in 2002 as the landscape continues to change and evolve. But we're ready. Our confidence comes from our strategic plan, our financial strength and – especially – our people.

Our people embody Alliant Energy's values. I continue to be amazed by their creativity, flexibility and ability to identify and seize new opportunities, while continuing to focus on safety and results. Their work begins and ends with a genuine commitment to our customers and with a real sense of obligation to you, our shareowners.

I would like to extend a special thanks to my current fellow directors, as well as Rockne Flowers, Arnold Nemirow and Milton Neshek who retired from the Board in 2001. We will miss their insights, optimism and energy.

But I'm pleased to welcome Singleton McAllister, a partner at Patton Boggs LLP, a Washington, D.C.-based law firm, who joined our Board in June 2001. We look forward to Singleton's guidance and involvement in our international business, legal, legislative and regulatory strategies.

We are excited about the possibilities for our business and for your investment. Our positive story is just now starting to unfold. I encourage you to read on to learn more.

On behalf of the Board of Directors, I sincerely thank you for your continued support. □



Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer

The straight story with Erroll Davis

How did LNT's stock performance compare to others in 2001?



In relative terms, very well. In absolute terms, not as well as we'd expect.

The stock market was volatile in 2001 as the Standard and Poor's 500 Index fell 13 percent from its 2000 levels. That overall volatility and uncertainty obviously carried over into the utility sector. The Dow Jones Utility Index fell nearly 29 percent from where it was at year-end 2000.

Against this backdrop of instability and uncertainty, Alliant Energy's stock price finished the year 4.8 percent below its 2000 year-end level. However, we maintained our $2 per share annual dividend, yielding a 1.6 percent total return to shareowners.

Both a strong dividend and sound strategic plan emphasizing healthy utilities and diversification contributed to our common stock outperforming the utility indices as well as the S&P 500 Index in 2001.

Dividends are very important to shareowners. Can we expect Alliant Energy's to continue?

We have no current plans to change our dividend.

Our dividend policy is evaluated quarterly by our Board of Directors. Alliant Energy has paid dividends – without interruption or reduction – for 224 quarters.

The average dividend payout ratio in the utility industry is now about 60 percent. Alliant Energy's adjusted 2001 earnings of $2.42 combined with a $2 per share dividend payment in 2001 indicates our payout ratio now stands at about 83 percent.

Our current plans do not require us to alter our annual dividend. A stable dividend will allow us to meet the needs of our traditional income investors. And as our profits grow, our dividend policy also will allow us to meet our obligations to our growth investors to increase our earnings and create enhanced value. Retaining more cash will help to finance our growth.

In short, shareowners – both retail and institutional – have come to view "LNT" as a stock that includes both income and growth components.

Why did you choose to issue new shares of LNT stock in 2001? How much money did you raise?



It was part of our strategic plan ... and we successfully raised $263 million.

As we clearly laid out in our 2000 annual report, the ultimate objective of our strategic plan is to grow, which requires capital for investment in our utilities and in our non-regulated areas. Our November 2001 stock offering was a logical step in the execution of that strategic plan. Priced at $28 a share, we raised about $263 million.

Specifically, we used the net proceeds from this offering to repay short-term debt. This debt was incurred for funding acquisitions and capital expenditures in the domestic utilities and non-regulated subsidiaries, and for general corporate purposes.

Some questioned the timing of our offering as it occurred shortly after the tragedies of Sept. 11. But – even in light of a gloomy economic climate – we knew the country and the world more than ever would need continued reliable energy service and new generating

The straight story with Erroll Davis

capacity. These improvements and enhancements can move forward only if companies like Alliant Energy are willing to attract capital and affect positive change. In short, we knew we had to get back to business ... and we did.

How did Sept. 11 affect your operations?

Indirectly ... but profoundly.



While our business was not directly impacted, we work closely on an ongoing basis with many who called the World Trade Center home. We shared in their grief.

Tragic events, such as those on Sept. 11, cause us to step back and take inventory of who we are, what we stand for and what we need to do to move forward. From that review, we discovered much about our values and our business strategy.

In response to the tragedy, Alliant Energy joined other corporate citizens in donating funds and equipment to further the relief efforts. Employees participated in blood drives and – aided by a two-for-one financial match from the Alliant Energy Foundation – donated more than $200,000 to the Red Cross National Disaster Relief Fund. For this, I am thankful and proud.

We also strengthened our commitment to addressing security concerns at Alliant Energy facilities. While we have been recognized in the past as a leader in infrastructure security from groups such as the Edison Electric Institute and the North American Electric Reliability Council, we realized more needed to be done. And we are taking all necessary actions.

What are Alliant Energy's key focus areas?

Providing customers with energy solutions across the world, across the country and across the street.

Despite the fact that we are much more than a traditional utility, regulated utility operations still form the core of our business.

In fact, we've committed to spending $1.7 billion to enhance and expand our regulated utility infrastructure between 2002 and 2005. If we don't do a good job serving our utility customers in Iowa, Wisconsin, Minnesota and Illinois, our reputation suffers. And that could severely hamper our growth efforts on the non-regulated side of our business. So, the Upper Midwest continues to be the foundation for our success.

But, as we've outlined in our strategic plan, we expect our non-regulated areas to provide us with the growth necessary for Alliant Energy to remain an attractive investment. In fact, we expect 25 percent of our adjusted earnings to come from our non-regulated businesses within three years.

That said, we realize we can't – and don't want to – be all things to all people. Therefore, we have identified areas of strategic importance within Alliant Energy Resources, the parent company for all our non-regulated subsidiaries. These areas include targeted international energy markets and non-regulated generation operations.

Why have you continued to invest money overseas?

Because it will provide strategic growth.

We have invested – and will continue to invest – in international energy businesses because we believe they offer great potential for growth.

There is no question that there are also risks associated with investing in operations in foreign countries. But we exercise great care and financial discipline in evaluating business and political risks before making any investments. We also engage outstanding local partners to help mitigate risks.



In Brazil and China, demand for energy is expected to grow much faster than it will in the United States. As it always does, the challenge of meeting this increasing demand presents an opportunity to earn an attractive return. Being part of the solution typically does.

We expect our international portfolio to help drive Alliant Energy Resources' earnings over the next three years. But success won't happen overnight.

Our strategy in the global markets is to generate strong returns that are also sustainable. In the long run, this strategy provides the best value to our shareowners.

How does Enron's bankruptcy affect Alliant Energy?

Minimally from a financial perspective, but it significantly changed the business world.

Not surprisingly, many of our business units have conducted business with Enron. At the time of its bankruptcy, our aggregate pre-tax exposure to Enron was about $5 million. This exposure resulted in a loss of four cents a share in our adjusted 2001 results. Therefore, Enron's bankruptcy had a modest impact on our 2001 earnings.

But the broader implications of the Enron crisis and the ensuing investigations will – no doubt – have an impact on every publicly-traded company, including Alliant Energy. But whatever changes are in store, Alliant Energy stands ready to comply.

We have always openly shared details about our material transactions with investors and the financial community. And we will continue to do so in the future. Additionally, we will monitor changes in the accounting industry and will adjust our practices accordingly.

Another result of Enron's bankruptcy is the more careful investigation into energy-trading companies. But, unlike Enron, trading comprises just a small part of Alliant Energy's business portfolio.

Shareowners should take comfort that Alliant Energy and its future are built on the solid foundations of regulated utility assets as well as tangible investments in a diverse portfolio of businesses, including Whiting Petroleum, Heartland Properties, Peak Pacific (our partner in China) and Companhia Força e Luz Cataguazes-Leopoldina, S.A. (our partner in Brazil).

What is your view on the increased scrutiny being placed on publicly-traded companies' relationships with their independent auditors?

Frankly, I welcome that scrutiny.

Alliant Energy is not the only company whose common stock I own. As a shareowner, I have a right to expect the independent auditors to place the interest of the shareowner first.

Recently I've been asked if our Board plans to re-evaluate the firm that Alliant Energy retains as an independent auditor. My answer is, of course ... but not in reaction to recent events.

Such a rigorous evaluation is part of what our Board does every year. The Board will not hesitate to retain our current independent auditor, or change to another one, if it believes such an action would be in our shareowners' best interest.

This is not a new approach for Alliant Energy, nor is it a secret to our current independent auditor, Arthur Andersen. That understanding, I believe, is the basis for ensuring our shareowners are well served.

Working to be the best

While the story of Alliant Energy's growth is still unfolding, the chapter on our regulated utility operations hasn't taken any unexpected twists. Our regulated utilities remain the solid foundation for everything we do. They are strong, stable contributors to our results, accounting for 85 percent of our overall 2001 adjusted earnings. And we are continuing to work our "Invest, Connect and Grow" plan to maximize the value of our utility operations while providing our customers with the energy they need ... when they need it.



Our utilities' "portfolio approach" calls for the addition of new natural gas and coal plants, more renewable energy, distribution enhancements and a continued strong emphasis on energy efficiency.



We're committed to serving

Through its regulated utilities — Wisconsin Power and Light Co. and Interstate Power and Light Co. — Alliant Energy provides more than 1.3 million customers in the Upper Midwest with electric, natural gas, water and steam energy.



ne Upper Midwest

CHAPTER 3: REGULATED UTILITIES REVIEW

A dedicated team of generation engineers has developed extensive plans to improve power plant reliability, efficiency and environmental performance. (Pictured: Rodrick Owens, Associate Engineer)



Investing for the future

Our regulated utility system includes nearly 45,000 miles of electric distribution lines, 8,400 miles of natural gas pipeline and 5,400 megawatts of regulated generation. Our team is working hard to control costs throughout our expansive utility service territory by exercising financial discipline and cost-saving measures wherever possible.

While we are exploring every opportunity to manage costs, we will not sacrifice reliability or safety in the process. Toward that end, we are continuing to make investments in our utility operations and systems.

For an example of how we're investing for the future, consider our PowerPledge™ program. We've pledged to spend $1.7 billion upgrading our utilities' infrastructure in Wisconsin, Iowa, Minnesota and Illinois between 2002 and 2005. With these dollars, we are extending and enhancing our power plants, distribution systems and other energy infrastructure.

We're also investing in innovative programs to better protect our environment while maintaining plant efficiency. Through our SmartBurn℠ project, for example, our utility subsidiaries are able to significantly reduce emissions by optimizing power plant combustion performance. When we introduced the program in 2000, we reported success in cutting emissions in half at one coal-fired generating plant in Iowa. With additional investments in research, computer modeling and new equipment, we expanded the program to three more plants in 2001. We expect to reduce our utilities' total nitrogen-oxide emissions by about 50 percent over the next few years. And we expect to do so at a fraction of the cost of other conventional methods.



Keeping the lights on takes expert planning and first-class operations that emphasize efficiency and safety. Our utility subsidiaries have both.

We invest capital to achieve positive financial results, but we also invest our time and efforts in new ideas and partnerships that have a positive impact on our operations. Specifically, in 2000, our Wisconsin utility subsidiary joined with four other Wisconsin energy companies to form the nation's first for-profit electric transmission company, the American Transmission Company LLC (ATC).

In exchange for contributing our Wisconsin transmission assets, our Wisconsin utility subsidiary received an approximately 26.5-percent ownership interest in the new transmission company.



The idea behind ATC was that consolidating systems would help streamline maintenance costs and boost reliability in a time when increasing customer demand was straining transmission system capability. And, our partnership is working. The new company successfully managed the transmission system during the hot days of 2001 when the demand for energy was high.

Building on that success, in 2001, Alliant Energy turned its attention westward and made plans to consolidate its Iowa utility subsidiary's transmission system with those of five other utility companies to form TRANSLink Transmission Co. LLC. Estimates indicate that TRANSLink will connect electricity generators and customers in 14 states with 26,000 miles of transmission lines by 2003.

Both the newly consolidated ATC and the planned TRANSLink entity also represent our compliance strategies for the National Energy Policy Act of 1992 and emerging regulations set by the Federal Energy Regulatory Commission.

By investing with our partners in new regional transmission companies, we've successfully managed costs and increased electric reliability for all of our utility customers.



In 2001, we established the Small Business Resource Center. By simply phoning our energy experts, business customers can get help with pricing issues, energy planning options and other technical matters. (Pictured: Customer Service Consultants Jon Shramek and Tracie Hillman)

Connecting with customers

Alliant Energy's utility subsidiaries are constantly striving to achieve nothing short of excellence in customer service and emergency response while providing products and services to better manage energy. That's what keeps our connection to our utility customers strong.

And research proves that our customers recognize our efforts, as – in 2001 – our utilities again earned top marks in the area of customer service in a highly respected national customer survey. Additionally, our utilities reduced both lost-time accidents and environmental violations from 2000 levels.



Through the Executive Response Program, Alliant Energy executives connect with customers by discussing pressing issues, such as high natural gas prices in early 2001. The successful program shows customers that their concerns are being heard at the highest levels of Alliant Energy. (Pictured: John Kratchmer, Corporate Controller and Chief Accounting Officer)


MARION FIRE-RESCUE



In 2001, we also continued to expand our programs to help customers conserve natural resources and use less energy. Through our Second Nature™ Program, residential customers can choose to support electricity produced from renewable sources. We've set an aggressive goal of having 7,000 participants in the program by year-end 2002.

Through our Shared Savings Program in Wisconsin and Performance Edge in Iowa, we work with commercial and small business customers to help them reduce their energy consumption. This helps our customers save on their energy bills, and it also helps to conserve natural resources. Since 1997, we've helped customers save more than 500 megawatts of electricity, which avoided emissions of approximately 4.8 million pounds of sulfur dioxide, 2.4 million pounds of nitrogen oxide and 489,000 tons of carbon dioxide. That's the same amount of carbon dioxide emitted by 67,000 sport-utility vehicles.

Programs such as PayWise,™ which offer customer payment options over the Internet, also helped us better connect with our customers on their own terms in 2001. Additionally, YourAccount provides residential and business customers with secure, around-the-clock access

Fire and police departments must be ready to respond in all situations. In 2001, our Iowa utility subsidiary worked with the Marion Fire Department to find a stand-by generation system that best suited the firefighters' needs.



PowerHouse: Home Comfort Tips **offers viewers practical ideas to help reduce energy costs. The weekly television program airs on broadcast stations across Alliant Energy's four-state utility service territory. (Pictured:** ***PowerHouse*** **Hosts Megan Turner and Pete Seyfer)**



Wind generation is an important part of our utilities' power portfolio. At the end of 2001, our utilities had 5 percent of the wind generation in the United States under contract.

to current and historical energy billing and usage information.

Our utilities are also connecting with customers by providing ultra-reliable and efficient technologies like fuel cells and microturbines as well as more traditional forms of stand-by generation like reciprocating engines. One example of an emerging technology is Capstone MicroTurbines™. Our goal is to install 40 microturbines at various locations in 2002.

Growing our energy portfolio

California's power shortages early in 2001 helped reinforce the fact that substantial investments must be made in new power generation throughout the United States. At Alliant Energy, we've been focused on growing our regulated energy portfolio for the last several years.

And we've succeeded. In 2001, we worked with our regulators and neighbors to bring 450 megawatts of new electric generation on line in Wisconsin. We also worked to secure 453 megawatts from a 600-megawatt plant that is scheduled to come on line in Wisconsin in 2003. In total, these new plants will produce enough power for about 275,000 average homes.

Anticipating the continued growth in demand, our Iowa utility subsidiary also launched a comprehensive program – Power Iowa – to grow the power supply for its customers.

Through Power Iowa, our Iowa utility has pledged to add a 500-megawatt natural-gas plant by 2004 and a 400-500 megawatt coal-fired plant by 2007. Whether our utility or an independent power producer builds the plants, we believe they are critical to Iowa's energy future. The Iowa legislature passed a bill in 2001 that should provide more certainty in how the costs of these new plants are recovered. We believe the legislature intended to provide an opportunity for utilities to earn a competitive return on this critical investment in Iowa's economy.

Power Iowa also calls for the addition of 150,000 megawatt hours of renewable energy generation or enough energy to power more than 20,000 homes for a year.



Between 2000 and 2005, our utility subsidiaries are expected to grow their regulated power portfolio by about 1,800 megawatts. That's a third of our regulated utilities' current aggregate capacity.

We realize that this portfolio approach of maintaining a diverse mix of fuel sources is important to our customers. With this strategy in place, we are able to moderate the effect to our utility customers when the prices or availability of one fuel source fluctuates.

Growing our renewable energy portfolio is also key to reducing our impact on the environment. We continue to be a leader in this area. At year-end 2001, we had about 5 percent of the nation's total wind energy capacity under contract. And we're not just involved in purchasing output ... we're also helping construct new wind farms.

For example, in 2001, we supplied the collector systems – or the transformers and underground cables that move the power from the wind turbines to the transmission system – for three wind farms in Iowa, Wisconsin and Kansas.



And late in 2001, our Wisconsin utility received approval from state regulators to continue to grow our renewable portfolio with a different kind of power – biogas, or methane created from animal waste. This innovative project helps our agricultural utility customers effectively manage farm waste issues while efficiently generating renewable energy. We're excited about the possibility of expanding the use of this fuel source in the future.

Driving long-term earnings growth

The chapter about Alliant Energy's non-regulated businesses has a few more characters and plot twists. While our utility businesses form the solid foundation for Alliant Energy, our non-regulated areas offer the most potential for future growth. And, in 2001, we started to see the results, as our non-regulated businesses contributed 15 percent to our overall corporate adjusted earnings. In fact, our non-regulated businesses were key to Alliant Energy providing 7 percent growth in adjusted earnings over 2000 results. While separate business units manage our regulated and non-regulated businesses, one recurring theme prevails in both areas ... "Invest, Connect and Grow."

In 2001, Denver-based Whiting Petroleum significantly added to Alliant Energy's bottom line while producing important domestic fuel sources.



Investing in profit centers

Our non-regulated business investment portfolio is sufficiently diverse to make the most of changing economic cycles. Having this approach in place paid off in 2001 when we were negatively impacted by challenging environments in some markets ... but able to benefit greatly from the upswing in others.

For the second year in a row, Whiting Petroleum proved to be a winner in our investment portfolio, recording earnings 63 percent greater than its record 2000 results. While Whiting's increased earnings benefited from higher gas prices early on in 2001, the company also significantly increased its sales volumes.

Diversification is ke



In the next three years, we expect Alliant Energy Resources to contribute 25 percent of our overall adjusted corporate earnings. In 2001, Alliant Energy Resources contributed 15 percent of Alliant Energy's adjusted results.

...effective growth



Based on current oil and gas prices, it is unlikely that Whiting will produce earnings in 2002 at the same or comparable levels to what the company generated in 2001. The lower oil and gas prices, however, have presented attractive acquisition opportunities. Therefore, we plan to continue to invest in Whiting to expand its proven oil and gas reserves.

Our investment in China also proved to be a catalyst for growth in 2001, as it contributed positively to our overall earnings. Since October 2000, we've added five combined heat and power facilities to our operating

Our eight energy production facilities in China not only improve the country's power supply, they do so with a significantly smaller "footprint" than existing inefficient steam production boilers in the area.





Pickerel Park Townhomes, serving residents in Albert Lea, Minn., is among the affordable-housing projects Heartland Properties sponsored in 2001. Housing investments strengthen local communities and provide Alliant Energy with annual tax credits worth nearly $10 million.

portfolio, giving us a grand total of eight facilities – with an aggregate generating capacity of about 450 megawatts. And we plan to invest in additional projects in China in the future.

Our affordable housing subsidiary, Heartland Properties, was also key to the success of our investment portfolio in 2001. Heartland Properties invested in five new affordable housing properties within the four-state area of Alliant Energy's utility service territory in 2001, and plans to invest in another eight in 2002. By meeting the growing housing needs of seniors and families, Heartland Properties strengthens communities while contributing to the bottom line.

But not all of our investments met our high expectations in 2001. Clearly it was a disappointing year for our investment in telecommunications provider McLeodUSA, which filed a Chapter 11 reorganization plan in January 2002. We are optimistic that McLeodUSA will emerge


Hormel
Foods
Corporate
Office

In 2001, Alliant Energy Integrated Services Company contracted to provide energy-management services to Hormel Foods Corporation's production facilities throughout the United States. ISCO will help reduce Hormel's energy supply costs through contract negotiations and energy procurement, while also searching for ways for Hormel to improve its energy efficiency.

from its restructuring and pursue its business plan. And we are pleased with the gains we have already realized from this investment.

We set high expectations for all of our investments. But in a diversified portfolio, it is not unusual to have investments whose performance will vary from year to year. However, if an investment does not consistently meet our expectations, we will take appropriate actions.



Our tradition of making "connections" continues

Our team at Alliant Energy Resources is working hard to develop products and services that help families and businesses better manage their energy usage. It's all a part of building a strong connection with those we serve.

Alliant Energy Integrated Services Company (ISCO), for example, continued to connect with customers like Chicago-based Metropolitan Pier, Publix Supermarkets and Dupont to provide energy-management services. On the supply side, ISCO helps reduce energy delivery and supply costs through contract negotiations and energy procurement. On the demand side, ISCO is finding ways to decrease energy consumption and improve energy efficiency.

RMT, an ISCO subsidiary, is also busy providing environmental and engineering services to customers throughout the United States and abroad. In 2002, RMT began marketing SmartBurn[SM], a large-scale emissions-reduction program for coal-burning facilities, throughout the country. This is a prime example of how we are doing well by doing good. Through expansion of SmartBurn, customers benefit through a lower-cost emissions reduction strategy, shareowners benefit from a profitable new venture, and we all benefit from cleaner air.



In 2002, RMT began marketing SmartBurn[SM] to other utility companies. SmartBurn has been proven to reduce nitrogen-oxide emissions by about 50 percent. Long term, this new technology will help improve air and water quality for everyone.



Alliant Energy's business units use a process called *Authorization for Capital Expenditures* to make solid strategic and operational choices about how capital is spent. For example, the *AFCE process* helped Alliant Energy International negotiate the acquisition of some of its Brazilian assets at the lowest price of privatization in Brazil. This process has been recognized by the Chief Financial Officers Group of The Conference Board as an example of *best practices for investing and capital control*. (Pictured: Sandra Rodriguez, Strategic Projects/Capital Control Consultant)

Additionally, our SmartEnergy™ Web site continues to attract attention. SmartEnergy provides residential and small-business consumers in New York City alternative rate plans for both their electricity and natural gas products. This Alliant Energy Resources subsidiary is currently serving about 110,000 customers, and it expects to have more than 200,000 customers by year-end 2002. Although the trend toward energy deregulation has slowed across the country, successful retail-choice programs have emerged in certain areas. And SmartEnergy allows us to connect with customers who do have that choice.

Our PowerHouse direct-mail catalog also provides a unique connection to residential and small-business customers. In 2001, the PowerHouse catalog achieved its customer-response targets, with significant growth from Internet orders.

Fueling growth in the future

Growth is the ultimate goal of our strategic plan. While we expect positive performance from all areas of Alliant Energy Resources – as well as from our domestic regulated utilities – we anticipate that our international energy portfolio will be a key driver of earnings growth going forward. After all, we are helping to build new generation in targeted global markets where the demand for power is growing much faster than it is in the United States.

2001 brought its share of unexpected challenges as we worked our "Invest, Connect and Grow" strategy. While nobody can control Mother Nature, the weather can certainly affect our business ventures. For example, a country heavily dependent on hydroelectric power can be devastated by a drought, which – in turn – significantly impacts the electric industry. This is exactly what happened last year in Brazil. In the midst of a severe drought, federally mandated power rationing was imposed throughout the country. This severely affected our sales margins and forced us to revise our 2001 earnings expectations for Brazil.

Rather than passively waiting for the challenging environment to run its course, we decided to take more aggressive steps to turn around our investment. Working with our partner, we built a natural gas-fired plant,



Our investments in Australia and New Zealand are largely in the hydroelectric power sector. *With its partner, Infratil NZ*, Alliant Energy International owns a significant interest in TrustPower Ltd., New Zealand's fourth-largest electricity retailer. Pictured above is TrustPower's Coleridge Power Station, one of the first hydroelectric facilities built in New Zealand.

which will help satisfy the growing need for power in the Southeast region of Brazil. We also worked with lawmakers and regulators to create a more stable regulatory environment for power producers and distributors going forward.

Our investments in New Zealand and Australia, also mostly hydroelectric facilities, were tested by drought-like conditions as well. But weather patterns started to normalize late in 2001, and we expect improved performance from these investments in 2002.

But our international operations are only one of the key drivers of our earnings growth going forward. We are also expecting long-term growth from our solid plan to succeed in the competitive generation business. Success won't come quickly, however.

Early in 2002, we decided to delay construction on our first competitive domestic generation project with Panda Energy International, Inc. In short, we won't move ahead with a project if market conditions indicate the project won't yield appropriate returns.



Economic conditions in 2001 and thus far in 2002 are making it much less attractive to build new projects at this time. However, the changing market has now created tremendous opportunities for growth through acquisition, and we intend to capitalize on these opportunities.

To ensure this business is run as efficiently as possible, in 2001, we formed a new subsidiary – Alliant Energy Generation, Inc. – to own, manage and finance our competitive generation assets. ☐


USINA HANS
1911

A devastating drought challenged Brazil's mainly hydroelectric power industry last year. In response to these challenging conditions, Alliant Energy International and its Brazilian partner, Companhia Força e Luz Cataguazes-Leopoldina (Cataguazes) developed a new thermal plant in the Southeast region of Brazil. The new plant will help satisfy the power needs of our more than 1.6 million customers in Brazil.



Alliant Energy's Brazilian partner, Cataguazes, is committed to environmental research and education. The company has gone beyond compliance with environmental regulations by protecting rare natural resources and helping to instill environmental ethics in its employees and local communities.

The rest of the story

The previous chapters in this report explain how we're aggressively implementing our "Invest, Connect and Grow" strategy in both our regulated utility operations as well as our non-regulated businesses. But, that's not the end of our story ... our strategy is also guiding our administrative services and community relations activities that will help define our success both today and in the future.



Alliant Energy has a long and proud history of environmental stewardship. In Wisconsin's Baraboo Hills, the company created a nonprofit land trust, the Riverland Conservancy, to protect streams, prairies, plants and wildlife. The more than 2,200 acres of land are enjoyed by school groups learning about ecological restoration and hikers looking for a place to stretch their legs.

A concrete example of our strategy at work behind the scenes was in the construction of our new worldwide headquarters in Madison, Wis. The building, which opened in April 2002, is a model of energy efficiency and an investment in the future. In fact, we won several awards that recognized our recycling and conservation efforts throughout the construction process. Connectivity was also a key directive of the headquarters construction project, as we constructed the building to be a technological "hub" for new Web-based programs. And, of course, the building's design allows for additions as our company grows in the future.



After a detailed cost analysis, we discovered that building a new headquarters would be more cost effective than staying in our former facilities where our leases were expiring. The cost savings is estimated to be about a million dollars annually.

Last year, we also channeled our technological expertise into projects that will further benefit our customers and shareowners. Specifically, in July 2002, our Enterprise Resource Planning (ERP) system will go live.



Alliant Energy employees embraced a new Foundation program that recognizes employees who actively volunteer by providing grants to nonprofit organizations in the volunteers' names. Nearly 300 employees participated in the program last year, logging in more than 46,000 volunteer hours in 2001. (Pictured is Craig Clefisch, Major Accounts Manager, with his school "lunch buddy.")

This system is just part of an ambitious program to replace the human resources, purchasing and financial systems that we inherited from our predecessor companies with one fully integrated system. While we have made a substantial investment to get this system up and running, we know the benefits of this initiative are significant. It will help us better connect with our customers through increased online capabilities. ERP will also allow us to grow and expand our reporting capabilities ... while helping to streamline day-to-day transactions.

Our "Invest, Connect and Grow" strategy is guiding our relationship with our employees as well. We've invested in creating an energizing and inclusive atmosphere and a high-performing, diverse workforce. We're also busy connecting our people to our bottom-line goals, as we've designed incentive compensation plans to reward team members when we meet our operational and financial targets.

Additionally, we encourage personal and professional growth through training classes, mentoring programs, job shadowing and developmental opportunities that are designed to help keep Alliant Energy people at the top of their fields. And we've been recognized for our efforts. In 2001, *Working Woman* magazine recognized Alliant Energy as one of the best places in the United States for women to work.



In 2001, the National Arbor Day Foundation recognized Alliant Energy for its "creative commitment to public education, tree planting and quality tree care." Since 1989, the company has provided funds to plant more than one million trees.

But probably nowhere is our "Invest, Connect and Grow" strategy more evident than in our community relations programs. While we are committed to providing our shareowners with financial rewards, we also believe that top companies must be leaders in addressing community needs and environmental, health and safety issues. Thus, we have created a tradition of worthwhile investment in the communities where we do business.

For example, our public safety program has continued to gain in popularity. In 2001, we gave presentations on the importance of natural gas and electrical safety to nearly 50,000 people at schools, fire departments, agricultural shows and other civic meetings.

We also continue to connect with our communities through the Alliant Energy Foundation. In 2001, the Foundation contributed more than $3 million to organizations that foster education, social programs, art initiatives and civic achievements. This includes about $650,000 to match employees' personal contributions to qualifying organizations through the Foundation's Matching Gifts Program ... a 283 percent increase over 2000 results. Additionally, the corporation also directly invested more than $425,000 to sponsor community events and programs.

And, through our economic development efforts, we strive to provide opportunities to help our customers and communities grow. For example, last year, we helped numerous customers in our utility sales territory expand their businesses. These initiatives create new jobs and economic growth that ultimately benefits everyone. ☐

Financial information

CONTENTS

Common stock price



Year-end
52-week high
$40
$30
$20
$10
$0
$27.50
$32.38
$31.88
$37.75
$30.36
$33.20
1999
2000
2001

Ratio of total assets



Utility
Diversified
100%
80%
60%
40%
20%
0%
31%
69%
35%
65%
31%
69%
1999
2000
2001

Cash dividend paid per common share



$2.00
$1.50
$1.00
$0.50
$0.00
$2.00
$2.00
$2.00
1999
2000
2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

A listing of abbreviations and acronyms used in the text and notes of this report is on page 81.

Forward-Looking Statements

Statements contained in this report (including Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)) that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: factors listed in "Other Matters - Other Future Considerations;" weather effects on sales and revenues; general economic and political conditions in Alliant Energy's domestic service territories; federal, state and international regulatory or governmental actions, including issues associated with the deregulation of the domestic utility industry and the ability to obtain adequate and timely rate relief; unanticipated construction and acquisition expenditures; issues related to stranded costs and the recovery thereof; unanticipated issues related to the supply of purchased electricity and price thereof; unexpected issues related to the operations of Alliant Energy's nuclear facilities; unanticipated costs associated with certain environmental remediation efforts being undertaken by Alliant Energy and with environmental compliance generally; unanticipated developments that adversely impact Alliant Energy's strategy to grow its non-regulated businesses; Alliant Energy's ability to identify and successfully complete acquisitions and development projects; improved profitability of Alliant Energy's Brazil investments, as well as continued growth in earnings from its China investments; continued strong earnings from Whiting, including the recovery and stability of oil and gas prices; continued improved profitability of Alliant Energy's other non-regulated businesses as a whole, including the Integrated Services and Generation and Trading business units; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; political, legal, economic and exchange rate conditions in foreign countries Alliant Energy has investments in; and changes in the rate of inflation. Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

Utility Industry Review

Overview - Alliant Energy has two primary utility subsidiaries, IP&L and WP&L. IP&L was formed as a result of the merger of IPC with and into IESU effective January 1, 2002. WP&L has one utility subsidiary, South Beloit.

As a public utility holding company with significant utility assets, Alliant Energy competes in an ever-changing utility industry. Electric energy generation, transmission and distribution are in a period of fundamental change resulting from legislative, regulatory, economic and technological changes. These changes impact competition in the electric wholesale and retail markets as customers of electric utilities are being offered alternative suppliers. Such competitive pressures could result in electric utilities losing customers and incurring stranded costs (i.e., assets and other costs rendered unrecoverable as the result of competitive pricing) which would be borne by security holders if the costs cannot be recovered from customers.

Alliant Energy's utility subsidiaries are currently subject to regulation by FERC, and state regulation in Iowa, Wisconsin, Minnesota and Illinois. FERC regulates competition in the electric wholesale power generation market and each state regulates whether to permit retail competition, the terms of such retail competition and the recovery of any portion of stranded costs that are ultimately determined to have resulted from retail competition. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations but does believe it is well-positioned to compete in a deregulated competitive market. Although Alliant Energy ultimately believes that the electric industry will be deregulated, the pace of deregulation in its primary retail electric service territories has been delayed due to events related to Enron and California's restructured electric utility industry.

WP&L, including South Beloit, transferred its transmission assets with no gain or loss (approximate net book value of $186 million) to ATC on January 1, 2001. WP&L received a tax-free cash distribution of $75 million from ATC and had a $110 million equity investment in ATC, with an ownership percentage of approximately 26.5 percent at December 31, 2001. This transfer has not resulted in a significant impact on WP&L's financial condition or results of operations since FERC allows ATC to earn a return on the contributed assets comparable to the return formerly allowed WP&L by the PSCW and FERC. During 2001, ATC returned approximately 80 percent of its earnings to the equity holders and, although no assurance can be given, Alliant Energy anticipates ATC will continue with this policy in the future. ATC realizes its revenues from the provision of transmission services to both participants in ATC as well as non-participants. ATC is a transmission-owning member of the Midwest ISO and the MAIN Regional Reliability Council.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

In September 2001, six electric utility companies, including IESU and IPC, filed an application with FERC to create TRANSLink, a for-profit, transmission-only company. A ruling is expected from FERC in the second quarter of 2002. The participants have requested that FERC expedite consideration of the application so that TRANSLink could commence operations in January 2003. Current plans call for IP&L to contribute its transmission assets, which have an estimated net book value of approximately $317 million, to TRANSLink in exchange for a corresponding ownership interest in TRANSLink. The TRANSLink proposal is subject to receipt of all required federal and state regulatory approvals.

Alliant Energy complied with provisions of a FERC order requiring utilities to voluntarily turn over operational control of their transmission systems to a regional entity by the end of 2001 by WP&L's transfer of its transmission assets to ATC and the participation of IESU, WP&L and IPC in the Midwest ISO, which was given Regional Transmission Organization (RTO) status in December 2001. The Midwest ISO began offering transmission service in the first quarter of 2002 and IP&L and WP&L now receive all of their transmission services from the Midwest ISO.

Rates and Regulatory Matters

Overview - As part of its merger approval, FERC accepted a proposal by Alliant Energy's utility subsidiaries which provides for a four-year freeze on wholesale electric prices beginning with the effective date of the April 1998 merger forming Alliant Energy. Each of the utilities also agreed with their respective state commissions to provide customers a four-year retail electric and gas price freeze (the ICC granted IPC and South Beloit a three-year price freeze), with certain exceptions, which commenced on the effective date of the April 1998 merger. As a result, the last of the price freezes impacting Alliant Energy's utility subsidiaries will expire in April 2002.

WP&L - In 2000, the NRC issued expanded performance measures which raised several areas of concern with Kewaunee's operations. Kewaunee is a nuclear facility in which WP&L has a 41 percent ownership interest. Addressing the NRC's concerns and ensuring that Kewaunee operates in accordance with current industry and regulatory standards resulted in additional operating costs to WP&L in 2001 of approximately $8 million and WP&L is expected to incur an additional $21 million of incremental costs in 2002 through 2005. In April 2001, the PSCW approved the deferral of such incremental costs incurred after March 27, 2001 (WP&L has deferred $5.5 million of such costs at December 31, 2001). In July 2001, WP&L requested a one-time $19 million retail electric rate increase from the PSCW to recover a portion of the costs associated with the increased Kewaunee operating costs and costs associated with the replacement of the steam generators at Kewaunee. WP&L expects that the remainder of the additional operating costs related to Kewaunee will be recovered through future base rate filings with the PSCW.

In August 2001, WP&L filed a $114 million base rate increase request with the PSCW related to its investments in reliability, customer service, technology and environmental upgrades, as well as investments in its infrastructure. In September 2001, WP&L filed a request with the PSCW to consolidate the $19 million request for increased Kewaunee operating costs with the new base rate increase request of $114 million. These filings apply to retail electric ($105 million), natural gas ($26 million) and water ($2 million) rates. Also in September 2001, WP&L filed a request with the PSCW, along with three other Wisconsin utilities, for an increase in rates of $16 million for incremental costs associated with the start-up and ongoing operations of ATC (WP&L has deferred $5.9 million of such costs at December 31, 2001). In December 2001, WP&L filed a request for interim rate relief related to such filings of approximately $63 million ($41 million for retail electric, $21 million for natural gas and $1 million for water rates) to be effective on April 14, 2002. The interim level is generally based on PSCW staff adjustments recommended in a recently completed audit. Reductions in purchased-power and fuel costs since the initial filing constituted a significant portion of such adjustments. As a result, these adjustments would have no impact on WP&L's financial condition or results of operations. WP&L expects final rates to be implemented in the third quarter of 2002 and to be set at levels higher than the interim levels, but significantly lower than the original request, although no assurance can be given. Also, in February 2002, WP&L filed a $6.2 million request with FERC for new wholesale electric base rates. WP&L also plans to file a base rate increase request with the PSCW in the second quarter of 2002 for its 2003 and 2004 rates. At this time, there are no plans for filing a new base rate case in Illinois for South Beloit.

In December 2001, the PSCW authorized WP&L to defer incremental costs for security measures and insurance premiums related to the September 11, 2001 terrorist attacks. WP&L began deferring the increased costs in December 2001 and the issue of cost recovery will be addressed in WP&L's future base rate case proceedings.

In December 2000, WP&L requested a $73 million annual retail electric rate increase from the PSCW to cover increases in WP&L's 2001 fuel and purchased-power costs. The PSCW approved a $46 million interim increase effective February 2001, which was replaced with a $58 million final increase effective June 2001. Two customer groups filed an appeal to a Wisconsin state court, challenging certain portions of the final order. This matter is still pending in state court. The final order included a refund provision for costs collected in rates that are in excess of actual costs incurred. In March 2002, WP&L filed with the PSCW to refund approximately $4 million to customers based on lower than projected fuel and purchased-power costs in 2001. The refund amount ultimately provided by WP&L is subject to PSCW approval. WP&L had recorded the necessary reserve for the 2001 refund at December 31, 2001. In addition, WP&L filed with the PSCW in March 2002 for a decrease in retail electric rates of approximately $19 million based on lower fuel and purchased-power costs. The final amount of the decrease is subject to PSCW review and approval.

WP&L believed Union Pacific was charging an excessive rate for transporting low-sulfur coal from the Powder River Basin to the Edgewater Generating Station located in Sheboygan, Wisconsin. To contest the rate, WP&L filed a rate case with the STB and, upon the expiration of the existing contract, began moving coal under a tariff rate beginning January 1, 2000. Following the STB's initial decision, WP&L, as part of a negotiated settlement, received payments from Union Pacific in 2001 of $4 million, covering the period from January 1, 2000 through October 22, 2001. While WP&L and Union Pacific have agreed upon future rates, both parties have filed petitions for reconsideration with the STB on certain aspects of its decision, which could impact the final amount received by WP&L. The refund amount will also be reviewed by the PSCW in conjunction with WP&L's 2001 fuel refund filing.

In connection with a statewide docket to investigate compliance issues associated with the EPA's NOx emission reductions, in 1999 the PSCW authorized deferral of all incremental NOx compliance costs excluding internal labor and replacement purchased-power costs. The PSCW approved WP&L's compliance plans and granted a 10-year straight-line depreciation method for NOx compliance investments. WP&L has deferred $3.0 million of costs at December 31, 2001 and anticipates recovery of these costs beginning with the base rate increase request filed in 2001. The depreciation lives will be reviewed every two years.

IP&L - IP&L plans on filing electric and natural gas base rate cases with the IUB in the Spring and Fall of 2002, respectively. The electric base rate case will include requests for recovery of its investments in its infrastructure that are intended to enable IP&L to continue delivering reliable utility service. IP&L has not yet determined the extent of rate relief it will seek. IP&L currently has no plans for filing new base rate cases in Illinois or Minnesota.

In January 2001, the IUB issued an order requiring IESU and IPC to file a joint fuel procurement plan in May 2001 for the purpose of evaluating the reasonableness of the Iowa utilities' fuel procurement contracts. This filing was completed in May 2001, hearings were held in November 2001 and final briefs were filed in January 2002. The outcome of this process cannot be predicted, but could potentially result in a refund of past collections by IP&L to its customers.

Results of Operations

All "per share" references in the Results of Operations section refer to earnings per **diluted** share. Refer to Note 1(a) of the "Notes to Consolidated Financial Statements" for discussion of the various components of Alliant Energy's business.

Overview - Alliant Energy's earnings per average common share (EPS) for 2001, 2000 and 1999 were as follows:

	2001	2000 *	1999
EPS per accounting principles generally accepted in the U.S.	**$2.14**	$5.03	$2.51
Plus: EPS related to non-cash SFAS 133 valuation charges:			
30-year exchangeable senior notes	**0.26**	—	—
Electricity derivatives of a foreign affiliate of Alliant Energy	**0.02**	—	—
Less: EPS related to income from Alliant Energy's adoption of SFAS 133	—	2.58	—
Less: EPS related to gains on sales of McLeod stock	—	0.20	0.32
Adjusted EPS	**$2.42**	$2.26	$2.19

* Components do not foot to total due to rounding.

The 2001 increase in adjusted earnings was primarily due to an increase from Alliant Energy's non-regulated businesses of $0.14 per share ($0.36 and $0.22 per share in 2001 and 2000, respectively). Contributing to the increase were higher earnings from Alliant Energy's Investments business unit of $0.24 per share, led by record earnings from Alliant Energy's oil and gas business, and the impact of lower short-term interest rates. These items were partially offset by lower earnings from Alliant Energy's non-regulated Generation and Trading ($0.10 per share), International ($0.08 per share) and Integrated Services ($0.04 per share) business units. Earnings from utility operations decreased $0.07 per share ($2.05 and $2.12 per share in 2001 and 2000, respectively) due to increased operating expenses and lower gas margins, partially offset by a lower effective income tax rate, higher electric margins, a reduction of net interest expense and increased steam margins. Income of $0.13 per share ($0.08 and $0.05 per share at the parent company and IP&L, respectively) from the resolution of a significant tax case Alliant Energy had pursued for years also contributed to the 2001 increase in adjusted earnings.

Alliant Energy's transactions with Enron had a modest negative impact on Alliant Energy's electric and gas utility margins. Weather did not have a material impact on Alliant Energy's 2001 utility results as the benefits from a colder than normal first quarter, high humidity levels for a portion of the summer and income realized from a weather hedge Alliant Energy had in place in the fourth quarter largely offset the impact of an extremely mild fourth quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

In the previous table, all of the adjustments to EPS per accounting principles generally accepted in the U.S. were recorded at Alliant Energy's non-regulated businesses. The increased earnings from Alliant Energy's oil and gas business (Whiting) resulted from higher gas prices earlier in 2001, increased oil and gas sales volumes and income of $0.07 per share from a reduction in the estimated dismantlement cost of an offshore oil and gas platform, partially offset by higher operating and interest expenses. Increased earnings from Alliant Energy's affordable housing business also contributed to higher earnings from the Investments business unit. The lower earnings from Alliant Energy's non-regulated Generation and Trading business unit were the result of less volatile market prices, fewer weather-related trading opportunities in 2001 and charges for development costs from a merchant plant project that was canceled in 2001 that failed to meet Alliant Energy's required returns. The decreased income from the International business unit was due to lower results from Alliant Energy's Brazil and New Zealand/Australian investments, partially offset by increased income from Alliant Energy's investments in China. Refer to "Interest Expense and Other" for discussion of the results from Alliant Energy's investments in Brazil and New Zealand/Australia. The increase for China was largely due to the addition of five combined heat and power facilities to Alliant Energy's China portfolio in the last fifteen months. The lower results from the Integrated Services business unit were largely due to impacts of the slowing economy and transactions its gas marketing business had with Enron, partially offset by a one-time charge related to a loss on a contract in 2000.

Alliant Energy incurred charges of $0.04 per share in 2001 as a result of Enron's fourth quarter bankruptcy filing.

The increase in adjusted earnings for 2000 was primarily due to increased earnings at Whiting and Alliant Energy's non-regulated Generation and Trading business unit, partially offset by higher interest expense to fund Alliant Energy's strategic growth initiatives and the dilutive effect of Alliant Energy's January 2000 investment in several Brazilian utilities. Within the utility business, increased electric margins were offset by higher operating expenses.

Electric Utility Operations - Electric margins and MWh sales for Alliant Energy for 2001, 2000 and 1999 were as follows (in thousands):

	Revenues and Costs					MWhs Sold				
	2001	2000	*	1999	**	**2001**	2000	*	1999	**
Residential	**$599,074**	$567,283	6%	$541,714	5%	**7,344**	7,161	3%	7,024	2%
Commercial	**373,145**	349,019	7%	329,487	6%	**5,464**	5,364	2%	5,260	2%
Industrial	**543,471**	501,155	8%	476,140	5%	**12,469**	13,092	(5%)	13,036	—
Total from ultimate customers	**1,515,690**	1,417,457	7%	1,347,341	5%	**25,277**	25,617	(1%)	25,320	1%
Sales for resale	**184,507**	173,148	7%	155,801	11%	**4,936**	4,906	1%	5,566	(12%)
Other	**56,359**	57,431	(2%)	45,796	25%	**168**	174	(3%)	162	7%
Total revenues/sales	**1,756,556**	1,648,036	7%	1,548,938	6%	**30,381**	30,697	(1%)	31,048	(1%)
Electric production fuels expense	**292,002**	271,073	8%	247,136	10%					
Purchased-power expense	**403,166**	294,818	37%	255,446	15%					
Margin	**$1,061,388**	$1,082,145	(2%)	$1,046,356	3%					

* Reflects the percent change from 2000 to 2001. ** Reflects the percent change from 1999 to 2000.

Due to the formation of ATC on January 1, 2001, electric margin in 2001 included wheeling expenses from ATC of $30 million. Such expenses were offset by equity income (WP&L accounts for its investment in ATC under the equity method), reduced other operation and maintenance expenses and lower depreciation expense, resulting in no significant net income impact due to the formation of ATC. On a comparable basis, electric margin increased $9.6 million, or 1 percent, and $35.8 million, or 3 percent, for 2001 and 2000, respectively. The 2001 increase was primarily due to lower purchased-power and fuel costs impacting margin, increased residential and commercial sales due to more favorable weather conditions in 2001 compared to 2000 and continued retail customer growth. These items were partially offset by $10 million of income recorded in 2000 for a change in estimate of WP&L's utility services rendered but unbilled at month-end and lower industrial sales, largely due to impacts of a slowing economy.

The 2000 increase was primarily due to increased sales to retail customers due to continued economic growth in Alliant Energy's utility subsidiaries' service territories, the favorable $10 million change in estimate of WP&L's utility services rendered but unbilled at month-end, increased energy conservation revenues and increased capacity sales. These items were partially offset by higher purchased-power and fuel costs and the impact of milder weather conditions on electric margin in 2000 compared to 1999. The 1999 margin also included a favorable $9 million change in estimate of IESU's and IPC's utility services rendered but unbilled at month-end in Iowa.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel cost recovery. Refer to "Utility Industry Review - Rates and Regulatory Matters" for discussion of an IUB fuel investigation and various rate filings.

Gas Utility Operations - Gas margins and Dth sales for Alliant Energy for 2001, 2000 and 1999 were as follows (in thousands):

	Revenues and Costs					Dths Sold				
	2001	2000	*	1999	**	**2001**	2000	*	1999	**
Residential	**$270,248**	$245,697	10%	$185,090	33%	**29,580**	32,026	(8%)	30,309	6%
Commercial	**141,121**	127,104	11%	89,118	43%	**18,055**	19,696	(8%)	18,349	7%
Industrial	**31,262**	27,752	13%	21,855	27%	**5,344**	5,350	—	5,963	(10%)
Transportation/other	**45,246**	14,395	214%	18,256	(21%)	**48,539**	43,931	10%	46,954	(6%)
Total revenues/sales	**487,877**	414,948	18%	314,319	32%	**101,518**	101,003	1%	101,575	(1%)
Cost of utility gas sold	**360,911**	278,734	29%	180,519	54%					
Margin	**$126,966**	$136,214	(7%)	$133,800	2%					

* Reflects the percent change from 2000 to 2001. ** Reflects the percent change from 1999 to 2000.

Gas revenues and cost of utility gas sold increased significantly for 2001 and 2000 due to the large increase in natural gas prices in the first half of 2001 and last half of 2000. Due to Alliant Energy's rate recovery mechanisms for gas costs, these increases alone had little impact on gas margin. Gas margin decreased $9.2 million, or 7 percent, and increased $2.4 million, or 2 percent, for 2001 and 2000, respectively. The 2001 decrease was largely due to lower retail sales primarily related to unusually high gas prices earlier in 2001 as some customers either chose alternative fuel sources or used less natural gas, the impact of the slowing economy and losses associated with current commodity costs at WP&L, which are shared by ratepayers and shareowners. The 2000 increase in gas margin was largely due to more favorable weather conditions in the 2000 heating season compared to 1999. Alliant Energy realized pre-tax income of $4.0 million, $2.2 million and $5.1 million from weather hedges it had in place in 2001, 2000 and 1999, respectively, which is recorded in "Miscellaneous, net" in the Consolidated Statements of Income.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility natural gas cost recovery.

Non-regulated and Other Revenues - Details regarding Alliant Energy's non-regulated and other revenues and data relating to Whiting's oil and gas operations for 2001, 2000 and 1999 are as follows:

Non-regulated and other revenues (in millions):	**2001**	2000	1999
Integrated Services	**$242**	$172	$126
Investments:			
Whiting	**135**	94	63
Other	**45**	44	47
International	**85**	—	—
Other	**26**	32	29
	$533	$342	$265
Whiting's volumes sold (in thousands):			
Oil (barrels)	**2,087**	1,562	1,317
Gas (Dth)	**19,751**	16,905	17,915
Whiting's average product prices (excludes hedging activity):			
Oil	**$23.85**	$26.96	$14.75
Gas	**$3.82**	$3.51	$2.23

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The 2001 Integrated Services increase was primarily due to acquisitions in the third and fourth quarters of 2000 of various energy services businesses. Although gas prices were high at the beginning of 2001, these prices began to decline throughout the year. Whiting mitigated some of the impact of the decrease in prices in the latter half of 2001 by using physical forward contracts to lock in a portion of its volumes at prices higher than the prevailing market prices. The higher sales volumes in 2001 at Whiting were largely due to its continued acquisitions of proven reserves. The 2001 International increase resulted from the December 2000 change from the equity method of accounting to the consolidation method for an investment in China and the addition of five combined heat and power facilities to Alliant Energy's China portfolio in the last fifteen months. The 2000 Integrated Services increase was primarily due to various business acquisitions in 2000, increased activity in Alliant Energy's energy marketing business and greater demand for environmental and engineering services. Refer to Note 13 of the "Notes to Consolidated Financial Statements" for additional information on Whiting.

<u>Other Operating Expenses</u> - Other operation and maintenance expenses for 2001, 2000 and 1999 were as follows (in millions):

	2001	2000	1999
Utility	**$509**	$497	$477
Integrated Services	**229**	158	114
Investments:			
Whiting	**47**	37	35
Other	**27**	29	28
International	**70**	5	7
Other	**6**	9	8
	$888	$735	$669

The 2001 utility increase was primarily due to higher transmission wheeling and other costs in Alliant Energy's energy delivery business unit, increased nuclear operating costs (partially due to a planned refueling outage at Kewaunee in 2001), higher uncollectible customer account balances largely due to the unusually high gas prices earlier in the year and higher costs in the generation business unit. Such increases were partially offset by the impact of the formation of ATC earlier in 2001, as discussed in "Electric Utility Operations." The 2000 utility increase was primarily due to a planned refueling outage at Kewaunee, higher expenses in the energy delivery and generation business units, increases in administrative and general expenses and higher energy conservation expenses. These increases were partially offset by expenses incurred in 1999 relating to Alliant Energy's Year 2000 program.

The 2001 Integrated Services increase was primarily due to the acquisitions of the various energy services businesses, partially offset by a one-time charge of $4 million related to a loss on a contract in 2000. The increase at Whiting was largely due to the increased production volumes. The International increase was largely due to the December 2000 change in accounting method for the China investment and the new power facilities. The 2000 Integrated Services increase was primarily due to increased expenses from the energy marketing business, the 2000 business acquisitions and the one-time charge of $4 million.

Depreciation and amortization expense increased $11.8 million and $43.2 million in 2001 and 2000, respectively. Contributing to both increases were acquisitions at the non-regulated businesses and utility property additions. The 2001 increase was partially offset by a $9 million reduction in the estimated dismantlement cost of an offshore oil and gas platform at Whiting and the impact of the formation of ATC earlier in 2001, as discussed in "Electric Utility Operations." The lower dismantlement cost was due to the successful efforts to have the facility designated as a permanent facility, therefore reducing the amount of dismantlement required. Earnings on the WP&L nuclear decommissioning trust fund also partially offset the 2001 increase, but contributed to the 2000 increase (approximately $20 million). The accounting for earnings on the nuclear decommissioning trust fund results in no net income impact. Miscellaneous, net income increases for earnings on the trust fund and the corresponding offset is recorded through depreciation expense at WP&L.

Taxes other than income taxes increased $5.9 million in 2001 primarily due to increased gross receipts, payroll and oil and gas production taxes.

<u>Interest Expense and Other</u> - Alliant Energy recorded income tax and associated interest income of $0.13 per share in 2001 related to a ruling in a tax refund case. The federal government decided in the fourth quarter of 2001 not to pursue the ruling in favor of Alliant Energy by the U.S. Court of Appeals for the Eighth Circuit dealing with capital losses disallowed under audit by the Internal Revenue Service and certain related deductions. An additional potential refund remains a contested issue in this case. Alliant Energy cannot offer any assurance it will be successful in obtaining this additional refund and has not recognized any income for the potential additional refund.

Interest expense increased $16.9 million and $37.4 million in 2001 and 2000, respectively. Contributing to both increases were higher non-regulated borrowings to fund a large portion of its strategic growth initiatives as Alliant Energy had non-regulated construction and acquisition expenditures of $478 million and $762 million in 2001 and 2000, respectively. Partially offsetting the 2001 increase was the impact of lower interest rates on Alliant Energy's variable rate borrowings. Also contributing to the 2000 increase were higher utility borrowings and higher interest rates associated with short-term debt outstanding.

Equity income (loss) from Alliant Energy's unconsolidated investments for 2001, 2000 and 1999 was as follows (in millions):

	2001	2000	1999
New Zealand/Australia	**$17**	$3	$ —
ATC (began operations 1/01/01)	**15**	—	—
Cargill-Alliant	**7**	15	5
China	**2**	1	(1)
Brazil	**(4)**	3	—
Other	**(1)**	(3)	(1)
	$36	$19	$3

Equity income from unconsolidated investments increased $17 million and $16 million in 2001 and 2000, respectively. The 2001 New Zealand/Australia increase was primarily due to $16 million of pre-tax non-cash SFAS 133 valuation income from Southern Hydro, partially offset by the impact of a drought in New Zealand in 2001. The lower earnings in 2001 at Alliant Energy's electricity-trading joint venture were due to less volatile market prices and fewer weather-related trading opportunities in 2001. The majority of Alliant Energy's investment in China is accounted for under the consolidation method. The lower results from Alliant Energy's Brazil investments in 2001 were largely due to lower sales related to a severe drought; impacts of a settlement reached in the fourth quarter of 2001 between the Brazil government and the distribution companies related to the economic resolution of the impacts of rationing, the recovery of past costs and the prices allowed for sales of excess generation into the spot market; commercial energy losses; higher uncollectible customer account balances; and higher interest expense. In connection with the settlement reached with the government, Alliant Energy's Brazil investments recorded an asset (Alliant Energy's share was approximately $35 million) related to legislation allowing the companies to collect these revenues in future rates. Such revenues have already been recognized in earnings. As a result of the Brazil drought in 2001, the government implemented a significant electricity rationing program in June 2001 given that the large majority of generation in Brazil is hydroelectric. Brazil has recently been receiving significant rainfall resulting in the hydro plant water levels returning to more normal levels. Accordingly, the government completely lifted the rationing requirements effective March 1, 2002. Alliant Energy and its Brazilian partners are also executing a plan designed to achieve significant reductions in commercial energy losses and enhanced collection of customer receivables. The 2000 increase in equity income from unconsolidated investments was primarily due to the increased earnings from Alliant Energy's electricity-trading joint venture due to more weather-related trading opportunities in 2000 and earnings from investments made in Brazil and New Zealand/Australia in 2000.

On July 1, 2000, Alliant Energy adopted SFAS 133 for its consolidated entities. Related to the adoption, Alliant Energy recorded a $321.3 million pre-tax gain from the designation of a portion of Alliant Energy's McLeod holdings as trading securities. This gain related to the unrealized appreciation in value of approximately 27 percent of Alliant Energy's McLeod holdings that were designated as trading as of the adoption date.

In 2000 and 1999, Alliant Energy sold approximately 1.3 million and 4.3 million shares, respectively, of its investment in McLeod, resulting in pre-tax gains of approximately $24 million and $40 million, respectively.

Miscellaneous, net income decreased $21.8 million and increased $14.1 million in 2001 and 2000, respectively. The 2001 decrease was largely due to higher non-cash SFAS 133 valuation charges of $33 million related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, reduced nuclear decommissioning trust fund earnings and lower gains from asset sales. The decreases were partially offset by higher interest income, including $10 million and $4 million from tax settlements in 2001 and 2000, respectively. Alliant Energy realized $4.0 million, $2.2 million and $5.1 million of income from weather hedges in 2001, 2000 and 1999, respectively. The 2000 increase was primarily due to a change of $102 million in the value of the derivative component of Resources' exchangeable senior notes and increased interest income (including nuclear decommissioning trust fund earnings and $4 million recognized from a tax settlement at IESU), partially offset by a decrease of $103 million in the value of the McLeod trading securities and a decrease of $4 million in gains from sales of certain investments at Whiting and New Zealand.

Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information related to the exchangeable senior notes embedded derivative, the McLeod trading securities and the cumulative effect of a change in accounting principle.

Income Taxes - The effective income tax rates for Alliant Energy were 23.8 percent, 38.1 percent and 37.2 percent in 2001, 2000 and 1999, respectively. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources

Overview - Given Alliant Energy's financing flexibility, including access to both the debt and equity securities markets, management believes it has the necessary financing capabilities in place to adequately finance its capital requirements for the foreseeable future. Alliant Energy's capital requirements are primarily attributable to Resources' acquisition and investment opportunities, its utility subsidiaries' construction and acquisition programs and its debt maturities. Alliant Energy expects to meet its future capital requirements with cash generated from operations, sales of assets and external financings. The level of cash generated from operations is partially dependent on economic conditions, legislative activities and timely regulatory recovery of utility costs. Liquidity and capital resources are also affected by costs associated with environmental and regulatory issues.

In October 2001, Alliant Energy and Resources received SEC approval for their ongoing program of external financing, credit support arrangements and other related proposals for the period through December 31, 2004. Among other things, the approval authorized Alliant Energy directly or through financing subsidiaries to issue common and preferred stock, unsecured long-term debt securities and other equity-linked securities up to an amount of $1.5 billion; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in exempt wholesale generators (EWGs) and foreign utility companies (FUCOs) to 100 percent of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time and to expend up to $800 million to construct or acquire energy assets that are incidental to the energy marketing and oil and gas productions of its subsidiaries.

Based on current expectations, Alliant Energy plans to invest approximately $4 billion in various capital projects and investments in 2002-2006, including domestic and international acquisitions, generation projects and environmental compliance initiatives. These various investments are described in detail below.

Cash Flows - In 2001, Alliant Energy's cash flows from financing activities decreased $408 million primarily due to net changes in amount of debt issued and retired, partially offset by proceeds from the issuance of common stock in 2001; and cash flows used for investing activities decreased $272 million primarily due to lower non-regulated investments. In 2000, Alliant Energy's cash flows from financing activities increased $507 million primarily as a result of $402.5 million of exchangeable senior notes issued to fund investments in the non-regulated businesses, including a $347 million investment in Brazil.

Equity - In November 2001, Alliant Energy completed a public offering of 9.775 million shares of its common stock at a price per share to the public of $28.00. The net proceeds of approximately $263 million were used to repay short-term debt.

Long-Term Debt - At December 31, 2001, Resources had available $450 million of committed bank lines of credit extending through October 2003 for direct borrowing or to support commercial paper, of which $384 million of commercial paper was outstanding. Commitment fees are paid to maintain this facility and there were no conditions restricting the unused credit at December 31, 2001. Currently, Resources anticipates this facility will be renewed upon expiration.

This credit facility agreement, as well as the $150 million facility discussed below in "Short-Term Debt," contains various covenants, including requirements that Alliant Energy maintain a consolidated debt-to-capital ratio of less than 65 percent and a consolidated net worth of at least $1.4 billion. The debt component of the capital ratio includes long- and short-term debt, as well as guarantees and capital lease obligations, and the common equity component excludes accumulated other comprehensive income (loss). Alliant Energy's debt-to-capital ratio and net worth at December 31, 2001 were 58 percent and $1.92 billion, respectively.

At December 31, 2001, Alliant Energy had $685 million of long-term debt that will mature prior to December 31, 2006. Depending on market conditions, it is anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

Refer to Note 8(b) of the "Notes to Consolidated Financial Statements" for additional information on long-term debt, including issuances by Resources and IESU in 2001.

Short-Term Debt - At December 31, 2001, Resources had available $150 million of committed bank lines of credit extending through October 2002 for direct borrowing or to support commercial paper, none of which was outstanding at December 31, 2001. Commitment fees are paid to maintain this facility and there were no conditions restricting the unused credit at December 31, 2001. Currently, Resources anticipates this facility will be renewed upon expiration.

At December 31, 2001, Alliant Energy also had $300 million of committed bank lines of credit extending through October 2002 available for direct borrowing or to support commercial paper, of which $68 million of commercial paper was outstanding. Commitment fees are paid to maintain these lines and there were no conditions restricting the unused lines of credit at December 31, 2001. Alliant Energy anticipates that this facility will be renewed upon expiration. Alliant Energy has

agreements with several financial institutions to periodically borrow from uncommitted "as-offered" credit lines in lieu of commercial paper. There are no commitment fees associated with these agreements and there were no borrowings outstanding under these agreements at December 31, 2001.

In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financing and capital market conditions. At December 31, 2001, IESU, WP&L and IPC were authorized by the applicable federal or state regulatory agency to issue short-term debt of $150 million, $240 million and $75 million, respectively.

Alliant Energy anticipates that short-term debt will continue to be available at reasonable costs due to current ratings by credit rating services. Refer to Note 8(a) of the "Notes to Consolidated Financial Statements" for additional information on short-term debt, including information on the utility money pool.

Debt Ratings - Access to the long-term and short-term capital and credit markets, and costs of external financing, are dependent on creditworthiness. The debt ratings of Alliant Energy and certain subsidiaries by Moody's and Standard & Poor's were as follows at December 31, 2001:

		Moody's	Standard & Poor's
IESU	Secured long-term debt	A1	A
	Unsecured long-term debt	A2	BBB+
WP&L	Secured long-term debt	Aa2	A+
	Unsecured long-term debt	Aa3	A-
IPC	Secured long-term debt	A1	A
Resources	Commercial paper (a)	P-2	A-2
	Unsecured long-term debt (a)	Baa1	BBB+
Alliant Energy	Commercial paper (b)	P-2	A-2

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.

(b) IP&L and WP&L participate in a utility money pool that is funded, as needed, through the issuance of commercial paper by Alliant Energy. Interest expense and other fees are allocated based on borrowing amounts. The PSCW has restricted WP&L from lending money to non-utility affiliates and non-Wisconsin utilities. As a result, WP&L can only borrow money from the utility money pool.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of credit rating downgrades or so-called "ratings triggers." However, certain lease agreements of Alliant Energy do contain such ratings triggers. The threshold for these triggers varies among the applicable leases. If the payments were accelerated under all the affected leases it would result in accelerated payments of less than $100 million.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on Alliant Energy's sale of accounts receivable program.

Financial Guarantees and Commitments - At December 31, 2001, Alliant Energy had certain off-balance sheet financial guarantees and commitments outstanding related to Alliant Energy's electricity-trading joint venture and unconsolidated affiliate and third-party financing arrangements. Refer to Note 11(d) of the "Notes to Consolidated Financial Statements" for additional information.

Alliant Energy has various synthetic leases related to the financing of its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Certain financings involve the use of unconsolidated structured finance or special purpose entities. Alliant Energy believes these financings are not material to its liquidity or capital resources. Alliant Energy also uses several consolidated special purpose entities for its utility sale of accounts receivable program. Alliant Energy does not use special purpose entities for any other purpose. These financings are fully reported in Notes 3 and 4 of the "Notes to Consolidated Financial Statements."

Credit Risk - Credit risk is inherent in Alliant Energy's operations and relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Although Alliant Energy had modest contracts with Enron, their bankruptcy has had an insignificant impact on Alliant Energy's day-to-day operations. In the fourth quarter of 2001, Alliant Energy recorded a pre-tax charge of $5 million related to outstanding contracts with Enron. Alliant Energy has replaced certain Enron contracts by entering into contracts with credit-worthy counterparties where deemed necessary.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. While management cannot precisely forecast the effect of future environmental regulations on operations, it has taken steps to anticipate the future while also meeting the requirements of current environmental regulations.

Wisconsin facilities are subject to state and federal requirements of the Clean Air Act (CAA), including meeting ambient air quality standards. Based on modeling conducted under the CAA by the Wisconsin DNR, an eastern portion of Wisconsin along Lake Michigan, in which WP&L's Edgewater Generating Station is located, has been designated as non-attainment with respect to the one-hour ozone air quality standard. The Wisconsin DNR has developed a rate-of-progress (ROP) rule to bring the area into attainment with the standard. The rule requires Edgewater Generating Station to meet annual NOx emission reductions beginning in May 2003 and ending in May 2007. Thereafter, the May 2007 ozone emission standard will apply to the facility. The Wisconsin DNR will determine the success of the ROP rule through modeling. To date, the modeling data still indicates the area is non-attainment with the one-hour ozone standard although recent data indicates the air quality is improving. Based on existing technology, Alliant Energy estimates the capital investments required to meet the ROP rule through 2007 will be approximately $15 million.

Alliant Energy is also pursuing voluntary NOx reductions and has developed a unique and cost effective technology to reduce NOx emissions from power generating facilities. The U.S. Department of Energy has awarded Alliant Energy a $2.5 million federal grant for its innovation for leading edge clean coal technologies.

Revisions to the Wisconsin Administrative Code have been proposed that could have a significant impact on WP&L's operation of its Wisconsin generating facilities. The proposed revisions would affect the amount of heat that WP&L's generating stations can discharge into Wisconsin waters. WP&L cannot presently predict the final outcome of the revisions but believes that, as the revisions are currently proposed, capital investments and/or modifications required to meet the proposed discharge limits could be significant.

In 2000, the EPA made a regulatory determination in favor of controlling Hazardous Air Pollutant Emissions (HAPs) (including mercury) from electric utilities, which was challenged by utility industry groups in two lawsuits filed in February 2001. The court has since ruled in favor of the EPA in both cases. The EPA is currently developing regulations that are expected to be in place by 2004, with a compliance deadline of 2007. Although the level of control of mercury and other HAPs from generating plants is uncertain at this time, Alliant Energy believes that capital investments and/or modifications that may be required to control these emissions could be significant.

Also in 2000, the WNRB voted to allow the Wisconsin DNR to proceed with rulemaking to reduce mercury emissions. WP&L and the other Wisconsin Utility Association members have recommended to the WNRB a workable state-level mercury emissions control program that protects reliability and does not disadvantage Wisconsin when federal mercury rules are later developed. The Wisconsin DNR issued the proposed rule in May 2001, which is expected to be modified in late 2002. Alliant Energy cannot presently predict the final outcome of the regulation, but believes that required capital investments and/or modifications to achieve compliance with the regulation could be significant.

In December 2000 and February 2001, the EPA requested certain information relating to the historical operation of WP&L's major coal-fired generating units in Wisconsin. WP&L has responded to both requests and has not yet received a response from the EPA. In some cases involving similar EPA requests from other electric generating facilities, penalties and capital expenditures have resulted. The U.S. Department of Justice is currently conducting a review of this enforcement initiative to assess whether it is consistent with the CAA. In addition, on a broader basis, the EPA is assessing the impact of investments in utility generation capacity, energy efficiency and environmental protection, as well as assessing proposed multi-pollutant legislation. Results of these reviews are expected in mid-2002. Alliant Energy cannot presently predict what impact, if any, these issues may have on its financial condition or results of operations. However, any required remedial action resulting from these matters could be significant.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" for further discussion of environmental matters.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and annual budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and

acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain investment-grade credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. Alliant Energy believes its capital control processes adequately reduce the risks associated with large capital expenditures and investments. Alliant Energy's utility subsidiaries anticipate financing their construction expenditures, including new electric generation facilities, during 2002-2006 through internally generated funds supplemented, when necessary, by outside financing. Funding for Resources' construction and acquisition expenditures over that same period of time is expected to be accomplished with a combination of external financings, sales of assets and internally generated funds. Alliant Energy believes it has a strong financial position that provides it the ability to issue external financings at competitive rates.

Alliant Energy currently anticipates 2002 construction and acquisition expenditures will be approximately $800 million, consisting of $400 million for its utility operations, $170 million for oil and gas investments, $100 million for non-regulated generation investments, $55 million for energy-related international investments and $75 million for other business development initiatives at Resources. During 2003-2006, Alliant Energy currently anticipates construction and acquisition expenditures of approximately $1.9 billion for its utility operations, $960 million for non-regulated generation investments, $260 million for oil and gas investments, $200 million for energy-related international investments and $310 million for other business development initiatives at Resources. These amounts do not include any potential capital expenditures Alliant Energy may make for its Power Iowa domestic generation program given the uncertainty of such investments, including if Alliant Energy would own the generating plants or purchase the power from plants that were owned by an independent entity.

Alliant Energy expects to pursue various potential domestic and international business development opportunities and is devoting resources to such efforts. International investments may carry a higher level of risk than Alliant Energy's traditional domestic utility or non-regulated investments. Such risks could include foreign government actions, economic and currency risks and others. However, Alliant Energy will strive to select investments where risks are both understood and manageable.

Previously, aggregate investments of Alliant Energy in EWGs and FUCOs were limited to 50 percent of Alliant Energy's consolidated retained earnings under PUHCA. In May 2001, Alliant Energy filed an application with the SEC to request, among other things, aggregate investment authority in the amount of $1.75 billion. In October 2001, the SEC issued an order approving an increase in Alliant Energy's aggregate investment authority from 50 percent to 100 percent of consolidated retained earnings and reserved its jurisdiction over the increase to $1.75 billion until further completion of the record, which is subject to the receipt of all required state regulatory certifications (one of the four certifications needed has been received thus far). At December 31, 2001, Alliant Energy's remaining investment authority under the 100 percent of consolidated retained earnings order was approximately $50 million of future EWG and/or FUCO investments in addition to certain commitments already made. If Alliant Energy is unable to attain the increase to $1.75 billion in aggregate investment authority, it could limit its ability to finance additional investments in EWGs and FUCOs with financings that have recourse to the parent company.

Under WUHCA, there is an asset cap provision that limits certain non-utility assets in a utility holding company to 25 percent of utility assets. Under the provisions of the law, assets related to the provision of various energy-related, environmental engineering and telecommunications services are not included in the calculation of either utility or non-utility assets.

Other Matters

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt and its utility accounts receivable sale program. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy has also historically used interest rate swap and interest rate forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2002 than in 2001, interest expense and pre-tax earnings would increase (decrease) by approximately $8.1 million. This amount was determined by considering the impact of a hypothetical 100 basis points increase (decrease) in interest rates on Alliant Energy's consolidated variable-rate debt held and the amount outstanding under its accounts receivable sale program at December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Commodity Risk - Non-trading - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity, natural gas and oil products it markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for further discussion.

WP&L periodically utilizes gas commodity derivative instruments to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months. The gas commodity swaps in place approximate the forecasted storage withdrawal plan during this period. Therefore, market price fluctuations that result in an increase or decrease in the value of the physical commodity are substantially offset by changes in the value of the gas commodity swaps. To the extent actual storage withdrawals vary from forecasted withdrawals, WP&L has physical commodity price exposure. A 10 percent increase (decrease) in the price of gas would not have a significant impact on the combined fair market value of the gas in storage and related swap arrangements in place at December 31, 2001.

IP&L also utilizes natural gas commodity derivative instruments to mitigate the risk of rising prices. Since the IUB allows for the prudently incurred costs associated with these instruments and the underlying supply of natural gas to be recovered from ratepayers, IP&L does not have significant natural gas commodity risk exposure.

Whiting is exposed to market risk in the pricing of its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, transportation availability and price, and general economic conditions. Worldwide political developments have historically also had an impact on oil prices. Whiting periodically utilizes oil and gas swaps, forward contracts and options to mitigate the impact of oil and gas price fluctuations. Historically, Alliant Energy has hedged approximately 50 percent of its oil and gas volumes. The actual level of hedging utilized is based on management's assessment of the prudency of hedging given current market conditions and other factors and is reviewed on an ongoing basis. Whiting mitigated some of the impact of the decrease in prices in the latter half of 2001 by locking in a portion of its volumes at prices higher than the prevailing market prices. Based on Whiting's estimated oil and gas sales in 2002, and the forward contracts outstanding for such period, a sustained 10 percent increase (decrease) in oil and gas prices would impact Alliant Energy's pre-tax 2002 earnings by approximately $13 million.

Southern Hydro, a foreign affiliate of Alliant Energy accounted for under the equity method of accounting, owns and operates hydroelectric generation facilities in the state of Victoria in Australia. These generation facilities operate as peaking units. Under the rules of the Australian market, Southern Hydro must sell all of its production into a spot market in which the price changes every five minutes and is set on the average of each half hour. Electricity prices in this market can and have been very volatile. In order to manage the electricity commodity price risk associated with anticipated sales into the spot market, Southern Hydro enters into a variety of electricity derivative contracts with terms of up to five years. The value of these derivative instruments can change significantly as a result of changes in forward electricity prices. These instruments do not qualify for hedge accounting under SFAS 133. Accordingly, per accounting principles generally accepted in the U.S., changes in the fair value of these derivatives, which are non-cash valuation adjustments, must be reported in Southern Hydro's earnings. Alliant Energy believes Southern Hydro's ownership of the physical generating facilities that are not marked-to-market, combined with the electricity derivative contracts, act as an economic hedge to volatile electricity prices, such that Southern Hydro's net economic exposure to volatile electricity prices over the next five years is managed within reasonable limits. Southern Hydro manages market risks inherent in its business through established derivative trading and risk management policies and tools. The principal tool utilized in managing the risks associated with volatile prices is a five-day Earnings-at-Risk (EAR) model which calculates EAR to a 95 percent confidence level. At December 31, 2001, the estimated EAR for Southern Hydro for expected earnings in 2002 was approximately $1 million.

Commodity Risk - Trading - Alliant Energy is exposed to market risks through its electricity-trading business, which is primarily conducted through Alliant Energy's 50/50 joint venture with Cargill. The joint venture's trading activities principally consist of marketing and trading over-the-counter forward contracts for the purchase and sale of electricity. The majority of the forward contracts represent commitments to purchase or sell electricity at fixed prices in the future and require settlement by physical delivery of electricity or are netted out in accordance with industry trading standards. The market prices used to determine fair values reflect the joint venture's best estimate considering various factors, including closing exchanges and over-the-counter quotations, time value, volatility and credit risk factors. The joint venture manages the market risks inherent in its trading activities through established trading and risk management policies and tools. The principal tool utilized is a one-day variance/covariance Value-at-Risk (VAR) model with assessment adjustments made based on weather, transmission availability, generation outages and other factors. The estimated one-day market VAR for the joint venture at December 31, 2001 was $0.6 million, which was calculated with a 99 percent confidence level. The low, average and high VAR in 2001 were $0.2 million, $0.7 million and $1.7 million, respectively.

Alliant Energy does have a gas marketing business that engages in gas trading activities. However, Alliant Energy does not deem such activities to be material.

Equity Price Risk - IP&L and WP&L maintain trust funds to fund their anticipated nuclear decommissioning costs. At December 31, 2001 and 2000, these funds were invested primarily in domestic equity and debt instruments. Fluctuations in equity prices or interest rates will not affect Alliant Energy's consolidated results of operations as such fluctuations are recorded in equally offsetting amounts of investment income and depreciation (WP&L) or interest (IP&L) expense when they are realized. In February 2001, WP&L entered into a four-year hedge on equity assets in its nuclear decommissioning trust fund. Refer to Note 10(c) of the "Notes to Consolidated Financial Statements" for further discussion.

At December 31, 2001 and 2000, Alliant Energy had an investment in the stock of McLeod, a publicly traded telecommunications company, valued at $21 million and $791 million, respectively. In addition to the equity risk associated with the investment in McLeod, Alliant Energy also has equity risk related to the option liability embedded within Resources' exchangeable senior notes. Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for further discussion. A 10 percent increase (decrease) in the quoted market price at December 31, 2001 would not have a significant impact on net income as any resulting increase (decrease) in the value of the option would be substantially offset by a corresponding increase (decrease) in the value of the McLeod shares classified as trading (valued at $6 million at December 31, 2001). At December 31, 2001, the McLeod available-for-sale securities were valued at $15 million. A 10 percent increase (decrease) in the quoted market price at December 31, 2001 would have increased (decreased) the value of the investment of the available-for-sale securities by $1.5 million.

At December 31, 2001 and 2000, Alliant Energy had various other investments, accounted for under the cost method of accounting, which were valued at $24 million and $52 million, respectively. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional information. A 10 percent increase (decrease) in the quoted market prices at December 31 would have increased (decreased) the value of these investments at December 31, 2001 by approximately $2.4 million.

Currency Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Australia, Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At December 31, 2001, Alliant Energy had a cumulative foreign currency translation loss of $127 million - related to decreases in value of the Brazil real of $88 million, New Zealand dollar of $28 million and Australian dollar of $11 million in relation to the U.S. dollar - recorded in "Accumulated other comprehensive income (loss)" on its Consolidated Balance Sheets. The cumulative foreign currency translation loss at December 31, 2000 was $60 million. Based on Alliant Energy's investments at December 31, 2001, a 10 percent sustained increase (decrease) over the next 12 months in the foreign exchange rates of Australia, Brazil, China and New Zealand would increase (decrease) the cumulative foreign currency translation loss by $50 million. Alliant Energy's equity income from its foreign investments is also impacted by fluctuations in currency exchange rates.

Refer to Notes 1(n) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Accounting Pronouncements - In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS 141 were effective for all business combinations initiated after June 30, 2001. SFAS 142 addresses the method of accounting for acquired goodwill and other intangible assets upon, and subsequent to, the date of the acquisition. Among other provisions, SFAS 142 eliminates the amortization of goodwill and replaces it with periodic assessments of the realization of the recorded goodwill and other intangible assets. Alliant Energy's adoption of SFAS 142 will result in the elimination of approximately $4 million of after-tax goodwill amortization in 2002 that was incurred in 2001. Alliant Energy did not incur goodwill or other intangible assets impairment charges upon its adoption of SFAS 142.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Alliant Energy must adopt SFAS 143 no later than January 1, 2003. With regards to the decommissioning of DAEC and Kewaunee, SFAS 143 will require IP&L and WP&L, respectively, to record at fair value the decommissioning liability and a corresponding asset, which will then be depreciated over the remaining expected service lives of the plants' generating units. Currently, decommissioning amounts collected in rates and the investment earnings are reported in accumulated depreciation. Alliant Energy has not yet determined what other assets may have associated retirement costs as defined by SFAS 143. Alliant Energy does not anticipate SFAS 143 will have a material impact on its financial condition or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Alliant Energy adopted SFAS 144 on January 1, 2002. Alliant Energy expects that the implementation of SFAS 144 will not have a material impact on its financial condition or results of operations.

Critical Accounting Policies - Alliant Energy believes the policies identified below are critical to Alliant Energy's business and the understanding of its results of operations. The impact and any associated risks related to these policies on Alliant Energy's business are discussed throughout MD&A where applicable. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for detailed discussion on the application of these and other accounting policies. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Alliant Energy evaluates its estimates on an ongoing basis and bases them on a combination of historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Alliant Energy's critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements are as follows:

Regulatory Assets and Liabilities - SFAS 71, "Accounting for the Effects of Certain Types of Regulation," requires rate-regulated public utilities to record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These costs and credits are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy evaluates and revises the accounting for its regulatory assets and liabilities on an ongoing basis, and as new regulatory orders are issued, to properly account for its activities under SFAS 71.

Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, volatility in a portion of natural gas sales volumes due to weather and to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. To account for these derivative instruments in accordance with the applicable accounting rules, Alliant Energy must determine the fair value of its derivatives. If an established, quoted market exists for the underlying commodity of the derivative instrument, Alliant Energy uses the quoted market price to value the derivative instrument. For other derivatives, Alliant Energy estimates the value based upon other quoted prices or acceptable valuation methods. Alliant Energy also reviews the nature of its contracts for the purchase and sale of non-financial assets to assess whether the contracts meet the definition of a derivative and the requirements to follow hedge accounting as allowed by the applicable accounting rules. The determination of derivative status and valuations involves considerable judgment. Alliant Energy reviews the accounting for and subsequent valuation of its derivative instruments on an ongoing basis.

Unbilled Revenues - Alliant Energy accrues revenues for utility services rendered but unbilled at month-end. The monthly accrual process includes the development of various significant estimates, including the amount of natural gas and electricity used by each customer class and the associated revenues generated. Significant fluctuations in energy demand for the unbilled period or changes in the composition of Alliant Energy's customer classes could impact the accuracy of the unbilled revenues estimate. Alliant Energy updates the calculation each month and performs a detailed review of the estimate each quarter.

Valuation of Assets - Alliant Energy's balance sheet has significant long-lived assets which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Many of these assets are the result of capital investments which have been made in recent years and have not yet reached a mature life cycle. Alliant Energy assesses the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is

made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized by the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

Alliant Energy's balance sheet includes investments in several available-for-sale securities accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss.

As a result of the adoption of SFAS 142 on January 1, 2002, Alliant Energy will be required to perform annual assessments of its goodwill for impairment by applying fair-value-based tests. Alliant Energy will be required to make various assumptions regarding these tests.

Environmental Contingencies - Alliant Energy has recorded various environmental liabilities as noted in Note 11(e) of the "Notes to Consolidated Financial Statements." Such environmental liabilities are estimated based upon historical experience and periodic analyses of its various environmental remediation sites. Such analyses estimate the environmental liability based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds, additional facts become known, or additional sites are identified and the liabilities are updated once such information becomes available. For Alliant Energy's utility subsidiaries, changes in cost estimates may be offset through rate recovery.

Other Future Considerations - In addition to items discussed earlier in MD&A, the following items could impact Alliant Energy's future financial condition or results of operations:

The initial five-year term of Alliant Energy's electricity-trading joint venture with Cargill expires in October 2002. On February 28, 2002, Alliant Energy received a notice from Cargill pursuant to the terms of the joint venture agreement that will result in the parties attempting to renegotiate the terms of the agreement. If such negotiations are unsuccessful, discussions regarding the sale of their share of the joint venture by one party to the other or the termination of the joint venture would commence. Alliant Energy would not expect to incur a material charge against earnings should the venture be terminated. At this time, Alliant Energy cannot predict the outcome of these discussions or the future of the venture. Refer to "Results of Operations - Interest Expense and Other" for details of the pre-tax earnings Alliant Energy realized from the joint venture in 2001, 2000 and 1999.

Alliant Energy's pension and other postretirement benefit expenses for 2002 are expected to be approximately $21 million higher than in 2001, primarily due to unfavorable asset returns, a reduction in the discount rate used to value plan benefits and expected increases in retiree medical costs. The utility portion of these cost increases will be addressed in rate filings in Wisconsin, Iowa and with FERC in 2002.

While the value of Alliant Energy's investment in McLeod decreased significantly in 2001, the McLeod stock traded above Alliant Energy's basis in its investment in available-for-sale McLeod securities as late as the last week of November 2001. McLeod announced in the first quarter of 2002 that it had filed a pre-negotiated plan of reorganization through a Chapter 11 bankruptcy petition. The trading of McLeod's common stock has subsequently been suspended by Nasdaq. Alliant Energy will be reviewing for the possible impairment of its investment in McLeod in the first quarter of 2002. Alliant Energy's basis in its available-for-sale McLeod securities is $28.4 million. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of how Alliant Energy accounts for its investment in McLeod.

At December 31, 2001, the carrying amount of the debt component of Resources' exchangeable senior notes was $56.1 million, consisting of the par value of $402.5 million, less unamortized debt discount of $346.4 million. The terms of the exchangeable senior notes require Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. As explained in Note 10(a) of the "Notes to Consolidated Financial Statements," Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, Alliant Energy determined the initial carrying value of the debt component by

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component which results in the recording of interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2001, interest expense on the notes was $16.9 million. Interest payments in excess of interest expense are recorded as a reduction of the carrying amount of the debt component. As a result of the higher interest payments for the first three years, the carrying amount of the debt component will decline until it reaches $37.8 million in February 2003, and will then gradually increase over the next 27 years to the ultimate repayment amount of $402.5 million in 2030. Interest expense on the debt component of the notes will be $13.2 million, $10.2 million and $10.2 million in 2002, 2003 and 2004, respectively. The repayment terms of the exchangeable senior notes are not affected by the recent bankruptcy filing of McLeod. If the existing McLeod shares should be cancelled upon emergence from bankruptcy, the notes would remain outstanding until maturity.

At December 31, 2001 and 2000, Resources had a loan receivable (including accrued interest income) from a Mexican development company of $41 million and $18 million, respectively. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula in Mexico. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds received from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

In October 2001, Alliant Energy announced an agreement with Panda Energy International, Inc. (Panda Energy), to jointly develop and operate a 1,100 MW natural gas combined-cycle power plant in western Michigan. Construction of the facility is currently delayed due to construction costs and project timing, but development activities for the facility continue. Alliant Energy will only execute the Panda Energy and other non-regulated generation projects if management believes Alliant Energy's required returns on the projects can be achieved. The generation market has experienced dramatic volatility recently and Alliant Energy believes it will be better positioned by being diligent and patient in waiting for the right opportunities to build its portfolio of non-regulated generation projects. Alliant Energy has made payments of $54 million for turbines and related equipment at December 31, 2001 which are included in Non-regulated and other property, plant and equipment on the Consolidated Balance Sheets. Alliant Energy has also entered into commitments for an additional $178 million and expects to use such turbines and related equipment for the Panda Energy and/or other generation projects. Alliant Energy has also incurred approximately $7 million of development costs related to the Panda Energy project and the majority of such costs would have to be written off should the project ultimately be canceled.

Alliant Energy has a $10 million investment in Enermetrix, Inc., an energy technology start-up enterprise, that is accounted for under the cost method. The Board of Directors of Enermetrix, Inc. has been undergoing discussions during 2002 as to the strategic options for the future of the business, including certain business combinations, various company restructurings, continuing the business as-is or liquidating the company. Alliant Energy is currently unable to predict the outcome of such discussions but it will be performing an impairment review of this investment in the first quarter of 2002. As a result, Alliant Energy could incur a charge as soon as the first quarter of 2002 based on the outcome of the Enermetrix, Inc. Board decisions or the impairment review.

Alliant Energy has a $10 million investment in Capstone Turbine Corporation (Capstone), a publicly-traded microturbine producer, that is accounted for under the cost method. The common stock of Capstone has traded below Alliant Energy's cost basis of $6.67 per share since late September 2001. As a result, Alliant Energy could incur a charge as soon as the first quarter of 2002 for an other-than-temporary decline in the value of its Capstone investment.

The carrying values of Alliant Energy's oil and gas properties can be particularly sensitive to pricing changes in the near term. Such carrying values are also impacted by, among other things, production rates, production costs and acquisitions and sales of properties. Based on recent gas prices, Alliant Energy could incur impairment charges on its gas properties as soon as the first quarter of 2002.

WP&L has provided energy conservation services to its customers for many years through a program called Shared Savings. WP&L earns incentives that are recoverable in rates for assisting customers that make building or equipment improvements to reduce energy usage. As a result of legislative changes, this program may be reduced or eliminated in Wisconsin effective January 1, 2003. Alliant Energy is aggressively pursuing both regulatory and legislative changes to retain some or all of the net income from this program in Wisconsin. If such efforts are unsuccessful, Alliant Energy would experience a reduction in net income in 2003 of approximately $0.10 per share compared to income realized in 2001. Alliant Energy is also pursuing the development of additional demand-side management related programs within Alliant Energy's service territory to replace or increase this net income.

Alliant Energy realized $6.6 million of tax credits from its oil and gas business in 2001. Based on current tax legislation, such credits will no longer be available effective January 1, 2003.

Report on the Financial Information

Alliant Energy Corporation management is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The consolidated financial statements that follow have been prepared in accordance with accounting principles generally accepted in the United States. In addition to selecting appropriate accounting principles, management is responsible for the manner of presentation and for the reliability of the financial information. In fulfilling that responsibility, it is necessary for management to make estimates based on currently available information and judgments of current conditions and circumstances.

Through a well-developed system of internal controls, management seeks to ensure the integrity and objectivity of the financial information presented in this report. This system of internal controls is designed to provide reasonable assurance that the assets of the company are safeguarded and that the transactions are executed according to management's authorizations and are recorded in accordance with the appropriate accounting principles.

The Board of Directors participates in the financial information reporting process through its Audit Committee.

Erroll B. Davis, Jr.

Chairman, President and Chief Executive Officer

Thomas M. Walker

Executive Vice President and Chief Financial Officer

John E. Kratchmer

Corporate Controller and Chief Accounting Officer

January 25, 2002

Report of Independent Public Accountants

To the Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation (a Wisconsin Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Energy Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin

January 25, 2002

Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31,		
	2001	2000	1999
	(in thousands, except per share amounts)		
Operating revenues:			
Electric utility	**$1,756,556**	$1,648,036	$1,548,938
Gas utility	**487,877**	414,948	314,319
Non-regulated and other	**532,907**	342,000	264,716
	2,777,340	2,404,984	2,127,973
Operating expenses:			
Electric and steam production fuels	**310,689**	288,621	262,305
Purchased power	**403,166**	294,818	255,446
Cost of utility gas sold	**360,911**	278,734	180,519
Other operation and maintenance	**887,733**	734,675	669,111
Depreciation and amortization	**334,149**	322,334	279,088
Taxes other than income taxes	**110,668**	104,746	104,969
	2,407,316	2,023,928	1,751,438
Operating income	**370,024**	381,056	376,535
Interest expense and other:			
Interest expense	**190,472**	173,614	136,229
Equity income from unconsolidated investments	**(35,882)**	(19,138)	(3,008)
Allowance for funds used during construction	**(11,144)**	(8,761)	(7,292)
Preferred dividend requirements of subsidiaries	**6,720**	6,713	6,706
Gain on reclassification of investments	**—**	(321,349)	—
Gains on sales of McLeodUSA Inc. stock	**—**	(23,773)	(40,272)
Miscellaneous, net	**(25,212)**	(47,020)	(32,895)
	124,954	(239,714)	59,468
Income before income taxes	**245,070**	620,770	317,067
Income taxes	**59,840**	238,816	120,486
Income before cumulative effect of a change in accounting principle, net of tax	**185,230**	381,954	196,581
Cumulative effect of a change in accounting principle, net of tax	**(12,868)**	16,708	—
Net income	**$172,362**	$398,662	$196,581
Average number of common shares outstanding - basic	**80,498**	79,003	78,352
Earnings per average common share - basic:			
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.84	$2.51
Cumulative effect of a change in accounting principle	**(0.16)**	0.21	—
Net income	**$2.14**	$5.05	$2.51
Average number of common shares outstanding - diluted	**80,636**	79,193	78,395
Earnings per average common share - diluted:			
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.82	$2.51
Cumulative effect of a change in accounting principle	**(0.16)**	0.21	—
Net income	**$2.14**	$5.03	$2.51
Dividends declared per common share	**$2.00**	$2.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

ASSETS	December 31, 2001	December 31, 2000
	(in thousands)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$5,123,781**	$5,203,069
Gas plant in service	**597,494**	574,390
Other plant in service	**517,938**	474,116
Accumulated depreciation	**(3,374,867)**	(3,296,546)
Net plant	**2,864,346**	2,955,029
Construction work in progress	**111,069**	130,856
Nuclear fuel, net of amortization	**54,811**	61,935
Other, net	**7,383**	6,834
Total utility	**3,037,609**	3,154,654
Non-regulated and other:		
Investments:		
Whiting (oil and gas)	**396,860**	353,372
Affordable housing, transportation and other	**253,121**	255,953
International	**169,522**	52,627
Integrated Services	**104,740**	100,692
Non-regulated generation, Corporate Services and other	**116,229**	8,646
Accumulated depreciation, depletion and amortization	**(215,284)**	(206,637)
Total non-regulated	**825,188**	564,653
	3,862,797	3,719,307
Current assets:		
Cash and temporary cash investments	**86,618**	148,415
Restricted cash	**43,726**	3,512
Accounts receivable:		
Customer, less allowance for doubtful accounts of $8,598 and $3,762, respectively	**66,192**	122,895
Unbilled utility revenues	**71,388**	124,515
Other, less allowance for doubtful accounts of $319 and $484, respectively	**73,855**	45,829
Notes receivable, less allowance for doubtful accounts of $386 and $484, respectively	**13,650**	9,968
Production fuel, at average cost	**54,707**	46,627
Materials and supplies, at average cost	**54,401**	55,930
Gas stored underground, at average cost	**57,114**	41,359
Other	**105,191**	111,931
	626,842	710,981
Investments:		
Investments in unconsolidated foreign entities	**572,555**	507,655
Nuclear decommissioning trust funds	**332,953**	307,940
Investment in available-for-sale securities of McLeodUSA Inc.	**14,954**	569,951
Investment in trading securities of McLeodUSA Inc.	**5,785**	220,912
Other	**228,274**	132,203
	1,154,521	1,738,661
Other assets:		
Regulatory assets	**241,973**	270,779
Deferred charges and other	**361,549**	294,038
	603,522	564,817
Total assets	**$6,247,682**	$6,733,766

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Financial Statements *(continued)*

Consolidated Balance Sheets *(continued)*

CAPITALIZATION AND LIABILITIES	December 31, 2001	2000
	(in thousands)	
Capitalization (See Consolidated Statements of Capitalization):		
Common stock	**$897**	$790
Additional paid-in capital	**1,239,793**	947,504
Retained earnings	**832,293**	818,162
Accumulated other comprehensive income (loss)	**(152,434)**	271,867
Shares in deferred compensation trust	**(2,208)**	(851)
Total common equity	**1,918,341**	2,037,472
Cumulative preferred stock of subsidiaries, net	**113,953**	113,790
Long-term debt (excluding current portion)	**2,457,941**	1,910,116
	4,490,235	4,061,378
Current liabilities:		
Current maturities and sinking funds	**10,506**	92,477
Variable rate demand bonds	**55,100**	55,100
Commercial paper	**68,389**	283,885
Notes payable	**15**	50,067
Other short-term borrowings	**84,318**	110,783
Accounts payable	**245,480**	296,959
Accrued taxes	**90,413**	87,484
Other	**185,516**	177,580
	739,737	1,154,335
Other long-term liabilities and deferred credits:		
Accumulated deferred income taxes	**632,472**	931,675
Accumulated deferred investment tax credits	**59,398**	67,364
Pension and other benefit obligations	**96,496**	65,399
Environmental liabilities	**49,144**	64,532
Derivative liability	**358**	181,925
Other	**136,464**	183,817
	974,332	1,494,712
Minority interest	**43,378**	23,341
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$6,247,682**	$6,733,766

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income	**$172,362**	$398,662	$196,581
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**334,149**	322,334	279,088
Amortization of nuclear fuel	**17,256**	18,933	17,494
Amortization of deferred energy efficiency expenditures	**17,032**	25,609	25,435
Deferred tax expense (benefits) and investment tax (credits)	**(3,606)**	115,045	(16,258)
Gains on dispositions of assets, net	**(16,119)**	(43,148)	(61,667)
Equity income from unconsolidated investments, net	**(35,882)**	(19,138)	(3,008)
Distributions from equity method investments	**18,021**	8,032	2,828
Non-cash valuation charges from exchangeable senior notes and McLeodUSA Inc. trading securities	**33,561**	707	—
Cumulative effect of a change in accounting principle, net of tax	**12,868**	(16,708)	—
Gain on reclassification of investments	—	(321,349)	—
Other	**(9,539)**	(1,821)	2,036
Other changes in assets and liabilities:			
Accounts receivable	**81,804**	(147,812)	(16,407)
Income tax refunds receivable	**(11,735)**	(3,128)	215
Gas stored underground	**(15,755)**	(18,208)	2,862
Accounts payable	**(56,848)**	105,810	(13,148)
Manufactured gas plants insurance refunds	**(21,541)**	—	—
Benefit obligations and other	**(35,740)**	16,061	9,906
Net cash flows from operating activities	**480,288**	439,881	425,957
Cash flows from financing activities:			
Common stock dividends declared	**(158,231)**	(157,964)	(156,489)
Proceeds from issuance of common stock	**288,553**	1,069	36,491
Net change in Resources' credit facility	**63,110**	181,652	(113,657)
Proceeds from issuance of exchangeable senior notes	—	402,500	—
Proceeds from issuance of other long-term debt	**519,543**	121,525	281,299
Reductions in other long-term debt	**(147,261)**	(64,837)	(95,520)
Net change in other short-term borrowings	**(332,037)**	156,990	169,587
Other	**(32,449)**	(31,244)	(18,618)
Net cash flows from financing activities	**201,228**	609,691	103,093
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Regulated domestic utilities	**(340,789)**	(304,656)	(285,668)
Non-regulated businesses and other	**(477,574)**	(761,808)	(192,905)
Nuclear decommissioning trust funds	**(22,100)**	(22,100)	(22,100)
Proceeds from formation of ATC and other asset dispositions	**127,810**	111,509	93,443
Other	**(30,660)**	(37,771)	(39,978)
Net cash flows used for investing activities	**(743,313)**	(1,014,826)	(447,208)
Net increase (decrease) in cash and temporary cash investments	**(61,797)**	34,746	81,842
Cash and temporary cash investments at beginning of period	**148,415**	113,669	31,827
Cash and temporary cash investments at end of period	**$86,618**	$148,415	$113,669
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	**$186,706**	$163,728	$130,214
Income taxes	**$67,564**	$116,895	$141,150
Noncash investing and financing activities:			
Capital lease obligations incurred and other	**$19,967**	$20,419	$25,040

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Financial Statements *(continued)*

Consolidated Statements of Capitalization

	December 31, 2001	2000
	(in thousands, except share amounts)	
Common equity:		
Common stock - $0.01 par value - authorized 200,000,000 shares; outstanding 89,682,334 and 79,010,114 shares, respectively	**$897**	$790
Additional paid-in capital	**1,239,793**	947,504
Retained earnings	**832,293**	818,162
Accumulated other comprehensive income (loss)	**(152,434)**	271,867
Shares in deferred compensation trust - 71,958 and 28,825 shares at an average cost of $30.68 and $29.52 per share, respectively	**(2,208)**	(851)
Total common equity	**1,918,341**	2,037,472
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**113,953**	113,790
Long-term debt:		
First Mortgage Bonds:		
8-5/8% to 9-1/8%, retired in 2001	**—**	81,000
9.3%, retired in 2001	**—**	27,000
7.75%, due 2004	**62,000**	62,000
1.9% variable rate at December 31, 2001 to 7.6%, due 2005	**88,000**	88,000
7-1/4% to 8%, due 2007, partially retired in 2001	**52,450**	55,000
1.7% variable rate at December 31, 2001, due 2014	**8,500**	8,500
1.85% to 1.9% variable rate at December 31, 2001, due 2015	**30,600**	30,600
8-5/8%, due 2021, partially retired in 2001	**20,000**	25,000
7-5/8%, due 2023	**94,000**	94,000
8.6%, due 2027, partially retired in 2001	**70,000**	90,000
	425,550	561,100
Collateral Trust Bonds:		
7.25%, due 2006	**60,000**	60,000
6-7/8%, due 2007	**55,000**	55,000
6%, due 2008	**50,000**	50,000
5.5% to 7%, due 2023	**69,400**	69,400
	234,400	234,400
Pollution Control Revenue Bonds:		
1.8% variable rate at December 31, 2001 to 6.35%, due 2002 to 2023	**51,490**	52,050
Other long-term debt:		
Senior notes, 7% to 8.59%, due 2004 to 2011	**574,000**	274,000
Exchangeable senior notes, 7.25% through February 2003, 2.5% thereafter, due 2030	**402,500**	402,500
Credit facility, 3% to 3.45% at December 31, 2001	**383,610**	320,500
Senior debentures, 6-5/8% to 6-3/4%, due 2009 to 2011	**335,000**	135,000
Debentures, 5.7% to 7-5/8%, due 2007 to 2010	**265,000**	265,000
Subordinated deferrable interest debentures, 7-7/8%, due 2025	**50,000**	50,000
Multifamily housing revenue bonds, 1.8% variable rate at December 31, 2001 to 7.55%, due 2002 to 2036	**38,916**	33,366
Other, 0% to 10.75%, due 2002 to 2045	**116,814**	71,793
	2,877,280	2,399,709
Less:		
Current maturities	**(10,506)**	(92,477)
Variable rate demand bonds	**(55,100)**	(55,100)
Unamortized debt discount, net	**(353,733)**	(342,016)
Total long-term debt (excluding current portion)	**2,457,941**	1,910,116
Total capitalization	**$4,490,235**	$4,061,378

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Common Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
			(in thousands)			
1999:						
Beginning balance (a)	$776	$905,130	$537,372	$163,017	$—	$1,606,295
Net income			196,581			196,581
Unrealized holding gains arising during period, net of tax of $351,314				499,668		499,668
Less: reclassification adjustment for gains included in net income, net of tax of $14,986				25,286		25,286
Net unrealized gains on securities				474,382		474,382
Foreign currency translation adjustments				(2,496)		(2,496)
Total comprehensive income						668,467
Common stock dividends			(156,489)			(156,489)
Common stock issued	14	37,278				37,292
Ending balance	790	942,408	577,464	634,903	—	2,155,565
2000:						
Net income			398,662			398,662
Unrealized holding losses arising during period, net of tax of ($77,853)				(105,292)		(105,292)
Less: adjustment for gain on reclassification of investments included in net income, net of tax of $134,053				187,296		187,296
Less: reclassification adjustment for other gains included in net income, net of tax of $8,426				16,370		16,370
Net unrealized losses on securities				(308,958)		(308,958)
Foreign currency translation adjustments				(50,400)		(50,400)
Unrealized holding losses arising during period due to cumulative effect of a change in accounting principle, net of tax of ($4,693)				(6,582)		(6,582)
Other unrealized holding losses arising during period, net of tax of ($2,560)				(3,427)		(3,427)
Less: reclassification adjustment for losses included in net income, net of tax of ($4,502)				(6,331)		(6,331)
Net unrealized losses on qualifying derivatives				(3,678)		(3,678)
Total comprehensive income						35,626
Common stock dividends			(157,964)			(157,964)
Common stock issued		5,096			(851)	4,245
Ending balance	790	947,504	818,162	271,867	(851)	2,037,472
2001:						
Net income			**172,362**			**172,362**
Unrealized holding losses arising during period, net of tax of ($240,579)				**(343,285)**		**(343,285)**
Less: reclassification adjustment for gains included in net income, net of tax of $ —				**259**		**259**
Net unrealized losses on securities				**(343,544)**		**(343,544)**
Foreign currency translation adjustments				**(66,830)**		**(66,830)**
Minimum pension liability adjustments, net of tax of ($11,022)				**(16,378)**		**(16,378)**
Unrealized holding losses arising during period, net of tax of ($1,569)				**(1,003)**		**(1,003)**
Less: reclassification adjustment for losses included in net income, net of tax of ($2,078)				**(3,454)**		**(3,454)**
Net unrealized gains on qualifying derivatives				**2,451**		**2,451**
Total comprehensive loss						**(251,939)**
Common stock dividends			**(158,231)**			**(158,231)**
Common stock issued	**107**	**292,289**			**(1,357)**	**291,039**
Ending balance	**$897**	**$1,239,793**	**$832,293**	**($152,434)**	**($2,208)**	**$1,918,341**

(a) Accumulated other comprehensive income (loss) at December 31, 1998 consisted of $170,099 of net unrealized gains on securities and ($7,082) of foreign currency translation adjustments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General - The consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are IP&L, WP&L, Resources and Corporate Services. On January 1, 2002, IPC merged with and into IESU and IESU changed its name to IP&L. IP&L and WP&L are utility subsidiaries that are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and steam and water services in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of various business units: International, Integrated Services, Investments, Non-regulated Generation and Trading, Mass Marketing and Energy Technologies. International holds interests in global partnerships to develop energy generation, delivery and infrastructure in growing international markets, including Australia, Brazil, China and New Zealand. Integrated Services provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Investments includes ownership of an oil and gas production company, transportation companies, affordable-housing properties and various other investments. Non-regulated Generation and Trading plans to acquire and construct a portfolio of domestic non-regulated generation assets and holds Alliant Energy's electricity-trading joint venture with Cargill. Mass Marketing focuses on developing and marketing energy-related products and services. Energy Technologies holds investments in emerging energy technology companies. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. All significant intercompany balances and transactions, other than certain energy-related transactions affecting the utility subsidiaries, have been eliminated from the consolidated financial statements. Such energy-related transactions are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which give recognition to the rate making and accounting practices of FERC and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation.

Unconsolidated investments for which Alliant Energy has at least a 20 percent non-controlling voting interest are generally accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity income from unconsolidated investments" in the Consolidated Statements of Income and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of other comprehensive income, which is included in "Accumulated other comprehensive income (loss)" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Refer to Note 9 for discussion of Alliant Energy's cost method investments that are marked-to-market as a result of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the SEC under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC and their respective state regulatory commissions (IUB, PSCW, MPUC and ICC).

(c) Regulatory Assets - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. At December 31, 2001 and 2000, regulatory assets were comprised of the following items (in millions):

	2001	2000
Tax-related (Note 1(d))	**$115.3**	$154.2
Environmental liabilities (Note 11(e))	**63.1**	66.8
Energy efficiency program costs	**39.9**	51.6
Other	**41.3**	27.5
	$259.6	$300.1

If a portion of the utility subsidiaries' operations becomes no longer subject to the provisions of SFAS 71 as a result of competitive restructuring or otherwise, a write-down of related regulatory assets would be required, unless some form of transition cost recovery is established by the appropriate regulatory body that would meet the requirements under accounting principles generally accepted in the U.S. for continued accounting as regulatory assets during such recovery period. In addition, each utility subsidiary would be required to determine any impairment of other assets and write-down such assets to their fair value.

(d) Income Taxes - Alliant Energy follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for all temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Tax credits reduce income tax expense in the year claimed and include affordable housing and oil, gas and alternate fuel tax credits.

Consistent with Iowa rate making practices for IP&L, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment). As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IP&L has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WP&L established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

(e) Common Shares Outstanding - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

Weighted average common shares outstanding:	**2001**	2000	1999
Basic earnings per share calculation	**80,497,823**	79,002,643	78,352,186
Effect of dilutive securities	**138,006**	190,134	42,961
Diluted earnings per share calculation	**80,635,829**	79,192,777	78,395,147

In 2001, 2000 and 1999, 1,501,854, 1,358,597, and 1,275,355 options, respectively, to purchase shares of common stock, with average exercise prices of $31.08, $30.27, and $30.55, respectively, were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days from the date of acquisition.

At December 31, 2001, restricted cash of approximately $51 million ($44 million was classified as current and $7 million as long-term) consisted of $34 million related to borrowing requirements for the construction of various power plants in China; $11 million related to bond and regulatory reserves, escrows and tenant security deposits at Alliant Energy's affordable housing companies; and $6 million related to future oil and gas acquisitions at Whiting.

(g) Depreciation of Utility Property, Plant and Equipment - The utility subsidiaries use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining life of DAEC, of which IP&L is a co-owner, is based on the NRC license end-of-life of 2014. The remaining depreciable life of Kewaunee, of which WP&L is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IESU			WP&L			IPC		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Electric	**3.5%**	3.5%	3.5%	**3.7%**	3.6%	3.6%	**3.5%**	3.5%	3.6%
Gas	**3.6%**	3.5%	3.5%	**4.1%**	4.1%	3.9%	**3.6%**	3.6%	3.6%

(h) Property, Plant and Equipment - Utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At December 31, 2001 and 2000, IESU had $23.2 million and $24.4 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($5.2 million and $5.5 million, respectively, of such balances are currently being recovered in IP&L's rates). The aggregate gross AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2001	2000	1999
IESU	**8.5%**	6.6%	7.9%
WP&L	**7.9%**	10.8%	5.4%
IPC	**4.4%**	6.5%	5.3%

Non-regulated property, plant and equipment is recorded at original cost. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Miscellaneous, net" in the Consolidated Statements of Income. Ordinary retirements of utility plant, including removal costs less salvage value, are charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized.

(i) Operating Revenues - Alliant Energy accrues revenues for services rendered but unbilled at month-end. In 2000 and 1999, Alliant Energy recorded increases of $10 million (WP&L) and $9 million (IESU and IPC), respectively, in the estimate of utility services rendered but unbilled at month-end due to the implementation of refined estimation processes.

(j) Utility Fuel Cost Recovery - IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric and steam production fuels" and "Cost of utility gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current asset or current liability, pending automatic reflection in future billings to customers. At IP&L, purchased-power capacity costs are not recovered from electric customers through EACs. Recovery of these costs must be addressed in base rates in a formal rate proceeding.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than three percent higher than the estimated costs used to establish rates. Any collections in excess of costs incurred in 2001 will be refunded in 2002, with interest. Accordingly, WP&L established a reserve in 2001 due to overcollection of fuel and purchased-power costs. WP&L has a gas performance incentive which includes a sharing mechanism whereby 40 percent of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WP&L, with the remainder refunded to or recovered from customers.

(k) Nuclear Refueling Outage Costs - The IUB allows IP&L to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WP&L as incurred. Scheduled refueling outages occurred at DAEC and Kewaunee in Spring and late 2001, respectively. The next scheduled refueling outages at DAEC and Kewaunee are anticipated to commence in Spring 2003.

(l) Nuclear Fuel - Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for the generation of electricity, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on KWhs generated.

(m) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation have been recorded in "Accumulated other comprehensive income (loss)."

(n) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. Alliant Energy has a number of commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception in SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133." Based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. In the fourth quarter of 2001, Alliant Energy recorded a pre-tax charge of $5 million related to outstanding contracts with Enron. Alliant Energy has replaced certain Enron contracts by entering into contracts with credit-worthy counterparties where deemed necessary. Alliant Energy is not aware of any material exposure to counterparty credit risk.

Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(o) Oil and Gas Producing Activities - Whiting follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or non-productive.

Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded to the extent that capitalized costs of unproved properties, on a field-by-field basis, are not considered to be realizable. Depletion, depreciation and amortization (DD&A) of capitalized costs of proved oil and gas properties is provided on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage.

Whiting assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares the expected undiscounted future net revenues on a field-by-field basis with the related net capitalized costs at the end of each period. When the net capitalized costs exceed the undiscounted future net revenues, the cost of the property is written down to fair value, which is determined using discounted future net revenues from the producing property. During 2001, 2000 and 1999, Whiting recorded impairment charges for proved properties of $0, $0 and $3.3 million, respectively.

Gains and losses are recognized on sales of entire interests in proved and unproved properties and are reported in "Miscellaneous, net." Sales of partial interests are generally treated as recoveries of costs.

(2) MERGER

In April 1998, IES Industries Inc., WPL Holdings, Inc. and IPC completed a merger, accounted for as a pooling of interests, resulting in Alliant Energy. In association with the merger, Alliant Energy entered into a three-year consulting agreement, which expired in the second quarter of 2001, with Wayne Stoppelmoor, the Chief Executive Officer of IPC prior to the consummation of the merger. Under the terms of the agreement, Mr. Stoppelmoor, who was also Vice Chairman of Alliant Energy's Board of Directors until April 2000, received annual fees of $324,500, $324,500 and $200,000 for his services during the respective periods of the agreement.

(3) LEASES

IP&L has a capital lease covering its 70 percent undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric and steam production fuels" in the Consolidated Statements of Income) for 2001, 2000 and 1999 were $14.1 million, $16.0 million and $12.7 million, respectively. Alliant Energy's operating lease rental expenses, which include certain purchased-power operating leases, for 2001, 2000 and 1999 were $42.0 million, $25.2 million and $24.6 million, respectively. The purchased-power leases below include $33 million in 2003 and a total amount of $423 million related to a new plant (Riverside) currently under development in Wisconsin, which is expected to be operational in 2003. At December 31, 2001, Alliant Energy's future minimum lease payments were as follows (in millions):

Notes to Consolidated Financial Statements *(continued)*

	2002	2003	2004	2005	2006	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$18.3	$51.4	$65.8	$67.2	$68.5	$290.6	$561.8
Financings using special purpose entities	2.7	2.7	2.7	2.7	2.7	15.7	29.2
Other	24.8	25.7	24.3	20.4	15.1	35.8	146.1
Total operating leases	$45.8	$79.8	$92.8	$90.3	$86.3	$342.1	$737.1

	2002	2003	2004	2005	2006	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$17.3	$10.6	$8.9	$2.3	$1.8	$0.6	$41.5	$3.9	$37.6

Alliant Energy has various synthetic leases related to the financing of its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Certain financings involve the use of unconsolidated structured finance or special purpose entities. Based on the magnitude of the amounts shown in the above table in "Financings using special purpose entities," Alliant Energy believes these financings are not material to its liquidity or capital resources.

(4) UTILITY ACCOUNTS RECEIVABLE

Utility customer accounts receivable, including unbilled revenues, arise primarily from the sale of electricity and natural gas. At December 31, 2001 and 2000, the utility subsidiaries were serving a diversified base of residential, commercial and industrial customers and did not have any significant concentrations of credit risk.

Alliant Energy's utility subsidiaries participate in a combined accounts receivable sale program whereby IP&L and WP&L may sell up to a combined maximum amount of $250 million (there are no individual limits) of their respective accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated special purpose entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services that approximates fair value. The agreement expires in April 2004 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from the utility subsidiaries.

At December 31, 2001 and 2000, Alliant Energy had sold $178 million and $154 million of receivables, respectively. In 2001, 2000 and 1999, Alliant Energy received approximately $2.2 billion, $1.6 billion and $1.5 billion, respectively, in aggregate proceeds from the sale of accounts receivable. The utility subsidiaries use proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy paid fees associated with these sales of $7.9 million, $9.0 million and $7.1 million in 2001, 2000 and 1999, respectively.

Alliant Energy and its utility subsidiaries account for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables.

(5) INCOME TAXES

The components of income taxes for Alliant Energy were as follows (in millions):

	2001	2000	1999
Current tax expense:			
Federal	**$57.8**	$110.0	$116.9
State	**17.9**	26.5	29.2
Deferred tax expense (benefit):			
Federal	**2.5**	99.8	(7.9)
State	**(5.6)**	19.7	(2.9)
Foreign tax expense	**9.3**	0.4	—
Amortization of investment tax credits	**(5.2)**	(4.5)	(5.5)
Oil, gas and alternative fuel credits	**(7.1)**	(6.2)	(3.4)
Affordable housing tax credits	**(9.8)**	(6.9)	(5.9)
	$59.8	$238.8	$120.5

Included in "Cumulative effect of a change in accounting principle, net of tax" in the Consolidated Statements of Income for 2001 and 2000 was income tax expense (benefit) of ($5.5) million and $9.8 million, respectively, related to the adoption of SFAS 133 by an equity method foreign affiliate of Alliant Energy on January 1, 2001 and by Alliant Energy's consolidated subsidiaries on July 1, 2000, respectively.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income before income taxes and preferred dividend requirements of subsidiaries.

	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**4.9**	6.7	6.4
Effect of rate making on property related differences	**1.7**	0.8	2.2
Amortization of investment tax credits	**(2.2)**	(0.9)	(1.7)
Oil, gas and alternative fuel credits	**(2.8)**	(1.0)	(1.0)
Affordable housing tax credits	**(3.6)**	(1.1)	(1.9)
Adjustment of prior period taxes	**(8.4)**	(1.0)	(1.7)
Other items, net	**(0.8)**	(0.4)	(0.1)
Overall effective income tax rate	**23.8%**	38.1%	37.2%

The accumulated deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at December 31 arise from the following temporary differences (in millions):

	2001	2000
Property related	**$608.9**	$673.6
Exchangeable senior notes	**129.7**	47.8
McLeod investment	**2.0**	318.5
Investment tax credits	**(32.8)**	(45.8)
Other	**(75.3)**	(62.4)
	$632.5	$931.7

At December 31, 2001, 2000 and 1999, Alliant Energy had not recorded U.S. tax provisions of approximately $6.7 million, $4.4 million and $1.4 million, respectively, relating to approximately $19.0 million, $12.6 million and $4.1 million, respectively, of unremitted earnings from foreign investments as these earnings are expected to be reinvested indefinitely.

Domestic and foreign sources of income before income taxes were as follows (in millions):

	2001	2000	1999
Domestic sources	**$207.6**	$607.7	$307.1
Foreign sources	**37.5**	13.1	10.0
Income before income taxes	**$245.1**	$620.8	$317.1

(6) BENEFIT PLANS

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has several non-contributory defined benefit pension plans that cover substantially all of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory.

The weighted-average assumptions at the measurement date of September 30 were as follows:

	Qualified Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Discount rate	**7.25%**	8.00%	7.75%	**7.25%**	8.00%	7.75%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**12%**	9%	7%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The components of Alliant Energy's qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Qualified Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$11.0**	$11.1	$12.8	**$4.0**	$3.7	$5.5
Interest cost	**38.2**	36.7	35.6	**10.6**	9.8	10.4
Expected return on plan assets	**(48.5)**	(45.7)	(46.2)	**(6.1)**	(5.3)	(5.0)
Amortization of:						
Transition obligation (asset)	**(2.4)**	(2.4)	(2.4)	**3.7**	3.9	4.3
Prior service cost	**2.7**	2.6	2.5	**(0.3)**	(0.3)	(0.3)
Actuarial loss (gain)	**(1.5)**	(1.0)	0.2	**(1.5)**	(1.9)	(0.8)
	($0.5)	$1.3	$2.5	**$10.4**	$9.9	$14.1

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefit costs. A one percent change in the medical trend rates for 2001, holding all other assumptions constant, would have the following effects (in millions):

	1 Percent Increase	1 Percent Decrease
Effect on total of service and interest cost components	$1.5	($1.4)
Effect on postretirement benefit obligation	$15.2	($13.7)

A reconciliation of the funded status of Alliant Energy's plans to the amounts recognized on Alliant Energy's Consolidated Balance Sheets at December 31 was as follows (in millions):

	Qualified Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation:				
Net benefit obligation at beginning of year	**$483.6**	$481.0	**$130.7**	$127.8
Service cost	**11.0**	11.1	**4.0**	3.7
Interest cost	**38.2**	36.7	**10.6**	9.8
Plan participants' contributions	**—**	—	**1.9**	1.6
Plan amendments	**—**	3.6	**—**	(3.8)
Actuarial loss (gain)	**56.6**	(13.8)	**40.7**	2.4
Gross benefits paid	**(36.1)**	(35.0)	**(13.4)**	(10.8)
Net benefit obligation at end of year	**553.3**	483.6	**174.5**	130.7
Change in plan assets:				
Fair value of plan assets at beginning of year	**556.3**	525.9	**83.0**	68.3
Actual return on plan assets	**(36.9)**	63.1	**(6.8)**	8.7
Employer contributions	**—**	2.3	**9.1**	15.2
Plan participants' contributions	**—**	—	**1.9**	1.6
Gross benefits paid	**(36.1)**	(35.0)	**(13.4)**	(10.8)
Fair value of plan assets at end of year	**483.3**	556.3	**73.8**	83.0
Funded status at end of year	**(70.0)**	72.7	**(100.7)**	(47.7)
Unrecognized net actuarial loss (gain)	**74.2**	(69.2)	**16.8**	(38.3)
Unrecognized prior service cost	**21.5**	24.2	**(0.9)**	(1.2)
Unrecognized net transition obligation (asset)	**(3.3)**	(5.8)	**41.1**	44.8
Net amount recognized at end of year	**$22.4**	$21.9	**($43.7)**	($42.4)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$45.5**	$41.8	**$2.1**	$1.6
Accrued benefit cost	**(23.1)**	(19.9)	**(45.8)**	(44.0)
Additional minimum liability	**(36.1)**	—	**—**	—
Intangible asset	**8.7**	—	**—**	—
Accumulated other comprehensive loss	**27.4**	—	**—**	—
Net amount recognized at measurement date	**22.4**	21.9	**(43.7)**	(42.4)
Contributions paid after 9/30 and prior to 12/31	**—**	—	**2.5**	1.5
Net amount recognized at 12/31	**$22.4**	$21.9	**($41.2)**	($40.9)

The benefit obligation and fair value of plan assets for the postretirement welfare plans with benefit obligations in excess of plan assets were $167.8 million and $64.5 million, respectively, at September 30, 2001 and $124.5 million and $73.2 million, respectively, at September 30, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plans with accumulated benefit obligations in excess of plan assets were $293.9 million, $283.7 million and $225.7 million, respectively, at September 30, 2001. At September 30, 2000, there were no qualified pension plans with accumulated benefit obligations in excess of plan assets. For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1 percent of total plan investments at December 31, 2001 and 2000.

Alliant Energy sponsors several non-qualified pension plans that cover certain current and former key employees. At December 31, 2001 and 2000, the funded balances of such plans totaled approximately $4 million and $5 million, respectively, none of which consisted of Alliant Energy common stock. Alliant Energy's pension benefit obligation under these plans was $34.4 million and $26.2 million at December 31, 2001 and 2000, respectively. Alliant Energy's pension expense under these plans was $3.4 million, $3.6 million, and $2.5 million in 2001, 2000 and 1999, respectively.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At December 31, 2001 and 2000, the cash surrender value of these investments was $30 million and $27 million, respectively.

Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At December 31, 2001 and 2000, the value of the trusts totaled approximately $2.2 million and $1.0 million, respectively, the majority of which consisted of Alliant Energy common stock.

A significant number of Alliant Energy employees also participate in defined contribution pension plans (401(k) and Employee Stock Ownership plans). Alliant Energy's contributions to the plans, which are based on the participants' level of contribution, were $8.2 million, $8.1 million, and $7.4 million in 2001, 2000 and 1999, respectively.

(b) Long-Term Equity Incentive Plan - Alliant Energy has a long-term equity incentive plan that permits the grant of non-qualified stock options, incentive stock options, restricted stock, performance shares and performance units to key employees. At December 31, 2001, non-qualified stock options, restricted stock and performance shares were outstanding. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 3.8 million.

Options granted to date under the plan were granted at the fair market value of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,265,862**	**$29.67**	1,543,028	$30.32	751,084	$30.83
Options granted	**721,072**	**31.14**	899,094	28.59	824,564	29.88
Options exercised	**(42,432)**	**29.87**	(15,486)	30.03	—	—
Options forfeited	**(27,273)**	**30.07**	(160,774)	29.90	(32,620)	30.55
Outstanding at end of year	**2,917,229**	**$30.03**	2,265,862	$29.67	1,543,028	$30.32
Exercisable at end of year	**1,593,047**	**$29.94**	962,073	$30.12	333,782	$30.80

The range of exercise prices for the options outstanding at December 31, 2001 was $27.50 to $31.56. The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2001	2000	1999
Value of options based on Black-Scholes model	**$4.30**	$7.71	$4.71
Volatility	**18.9%**	32.7%	20.2%
Risk free interest rate	**5.0%**	5.7%	5.8%
Expected life	**10 years**	10 years	10 years
Expected dividend yield	**6.6%**	6.3%	6.7%

Alliant Energy follows Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," to account for stock options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant. Had compensation cost for the plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income and earnings per share would have been:

	2001	2000	1999
Pro forma net income (in millions)	**$169.3**	$391.7	$192.7
Pro forma earnings per share (basic)	**2.10**	4.96	2.46
Pro forma earnings per share (diluted)	**2.10**	4.95	2.46

In 2001 and 1999, 1,745 and 65,752 shares, respectively, of restricted stock with three-year restriction periods were awarded. At December 31, 2001 and 2000, there were 61,137 and 62,490 shares outstanding, respectively. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost, which is recognized over the three-year restriction period, was $0.6 million, $0.6 million and $0.4 million in 2001, 2000 and 1999, respectively.

The payout to key employees of Corporate Services for performance shares is contingent upon achievement over a three-year period of specified earnings per share growth and total return to shareowners of Alliant Energy compared with an investor-owned utility peer group. The payout to key employees of Resources is contingent upon achievement over a three-year period of specified Resources earnings per share growth. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from 0 to 2, based on the performance criteria. Performance shares have an intrinsic value equal to the market price of a share on the date of grant. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized $2.4 million, $0.4 million and $1.6 million of expense in 2001, 2000 and 1999, respectively.

(7) COMMON AND PREFERRED STOCK

(a) Common Stock - During 2001, 2000 and 1999, Alliant Energy issued 897,220 shares, 26,100 shares and 1,353,971 shares, respectively, of common stock under its various stock plans. In addition, in November 2001, Alliant Energy completed a public offering of 9.775 million shares of its common stock at a price per share to the public of $28.00. The net proceeds of approximately $263 million were used to repay short-term debt. From January 2000 to June 2001, Alliant Energy satisfied its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock on the open market, rather than through original issue. At December 31, 2001 and 2000, Alliant Energy had a total of 2.6 million and 5.0 million shares, respectively, available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, Long-Term Equity Incentive Plan and 401(k) Savings Plan.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15 percent or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15 percent or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15 percent ownership threshold to not less than 10 percent.

Alliant Energy's utility subsidiaries each have common stock dividend restrictions based on their respective bond indentures and articles of incorporation, and restrictions on the payment of common stock dividends commonly found with preferred stock. In addition, IP&L's ability to pay common stock dividends is restricted based on requirements associated with sinking funds. WP&L's common stock dividends are restricted to the extent that such dividend would reduce the common stock equity ratio to less than 25 percent. Also the PSCW ordered that it must approve the payment of dividends by

WP&L to Alliant Energy that are in excess of the level forecasted in the rate order ($58.3 million), if such dividends would reduce WP&L's average common equity ratio below 52 percent of total capitalization. The dividends paid by WP&L to Alliant Energy since the rate order was issued have not exceeded such level.

In 2001, 14 non-employee directors received up to 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan as part of the directors' compensation program, for a total of approximately $338,000. In 2000, 12 non-employee directors received up to $20,000 each in Alliant Energy common stock, for a total of approximately $222,000. In 1999, matching contributions of $2,500 each were made to nine non-employee directors.

(b) Preferred Stock - IP&L has outstanding 545,000 shares of 6.40%, $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003, IP&L is required to redeem annually $1.4 million, or 27,250 shares of the preferred stock.

The carrying value of Alliant Energy's cumulative preferred stock of subsidiaries at December 31, 2001 and 2000 was $114 million. The fair market value, based upon the market yield of similar securities and quoted market prices, at December 31, 2001 and 2000 was $99 million and $90 million, respectively. Information related to Alliant Energy's cumulative preferred stock of subsidiaries, net at December 31 was as follows:

Par/Stated Value	Authorized Shares	Shares Outstanding	Series	Mandatory Redemption	**2001** (in millions)	2000 (in millions)
$100	*	449,765	4.40% - 6.20%	No	**$45.0**	$45.0
$25	*	599,460	6.50%	No	**15.0**	15.0
$50	466,406	366,406	4.30% - 6.10%	No	**18.3**	18.3
$50	**	216,381	4.36% - 7.76%	No	**10.8**	10.8
$50	**	545,000	6.40%	$50 / share	**27.3**	27.3
					116.4	116.4
Less: unamortized expenses					**(2.4)**	(2.6)
					$114.0	$113.8

* 3,750,000 authorized shares in total. ** 2,000,000 authorized shares in total.

(8) DEBT

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain bank lines of credit, of which most require a fee. The utility subsidiaries participate in a utility money pool, which is funded, as needed, through the issuance of commercial paper by Alliant Energy. Interest expense and other fees are allocated based on borrowed amounts. The PSCW has restricted WP&L from lending money to non-utility affiliates and non-Wisconsin utilities. As a result, WP&L can only borrow money from the utility money pool. At December 31, 2001, WP&L and IPC had money pool borrowings of $90.8 million and $40.0 million, respectively, and IESU had investments in the money pool of $1.9 million. At December 31, 2000, IESU, WP&L and IPC had money pool borrowings of $101.1 million, $29.2 million and $68.2 million, respectively. Information regarding short-term debt and lines of credit was as follows (dollars in millions):

	2001	2000	1999
At year end:			
Commercial paper outstanding	**$68.4**	$283.9	$374.7
Discount rates on commercial paper	**2.4-3.2%**	6.4-6.7%	5.6-6.5%
Notes payable outstanding	**$ —**	$50.1	$50.0
Interest rates on notes payable	**N/A**	6.5%	6.3%
For the year ended:			
Average amount of short-term debt			
(based on daily outstanding balances)	**$221.6**	$236.4	$185.9
Average interest rates on short-term debt	**4.5%**	6.5%	5.4%

(b) Long-Term Debt - IESU's indentures securing its First Mortgage Bonds and its Collateral Trust Bonds constitute direct first mortgage liens and a second lien while First Mortgage Bonds remain outstanding, respectively, upon substantially all tangible public utility property. WP&L's and IPC's First Mortgage Bonds are secured by substantially all of their utility plant. IESU and WP&L also maintain unsecured indentures relating to the issuance of debt securities.

Resources is party to a three-year credit agreement with various banking institutions that extends through October 2003, with one-year extensions available upon agreement by the parties. Unused borrowing availability under this agreement is also used to support Resources' commercial paper program. A combined maximum of $450 million of borrowings under this agreement and the commercial paper program may be outstanding at any one time. Interest rates are based on quoted market prices and maturities are set at the time of borrowing and are less than one year. At December 31, 2001 and 2000, Resources had $384 million and $321 million, respectively, of commercial paper outstanding backed by this facility with interest rates ranging from 3.00% to 3.45% and 6.37% to 6.65%, respectively. Resources intends to continue issuing commercial paper backed by this facility and no conditions existed at December 31, 2001 that would have prevented the issuance of commercial paper or direct borrowings under the three-year credit agreement.

In November 2001, Resources issued $300 million of senior notes at a fixed interest rate of 7%, due 2011. The notes are fully and unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay other Resources' debt. In March 2001, IESU issued $200 million of senior unsecured debentures at a fixed interest rate of 6-3/4%, due 2011. IESU used the proceeds to repay short- and long-term debt.

In February 2000, Resources issued $402.5 million of exchangeable senior notes due 2030, with a stated interest rate of 7.25% through February 2003 and 2.5% thereafter. The notes are exchangeable for cash based upon a percentage of the value of McLeod Class A Common Stock. Alliant Energy has agreed to fully and unconditionally guarantee the payment of principal and interest on the exchangeable senior notes.

Debt maturities for 2002 to 2006 are $10.5 million, $392.9 million, $91.0 million, $97.1 million and $93.8 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at December 31, 2001 and 2000 was $2.5 billion and $2.1 billion, respectively. The fair market value, based upon the market yield of similar securities and quoted market prices, at December 31, 2001 and 2000 was $2.6 billion and $2.4 billion, respectively.

(9) INVESTMENTS AND ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since the utility subsidiaries are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy that are marked-to-market as a result of SFAS 115 were as follows (in millions):

	December 31, 2001		December 31, 2000	
	Carrying/ Fair Value	**Unrealized Gains/ (Losses), Net of Tax**	Carrying/ Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$191**	**$3**	$180	$3
Equity securities	**142**	**42**	128	50
Total	**333**	**45**	308	53
Investment in McLeod	**15**	**(9)**	570	317
Various other investments	**24**	**1**	52	19
Trading securities:				
Investment in McLeod	**6**	**(a)**	221	(a)

(a) *Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.*

Nuclear Decommissioning Trust Funds - At December 31, 2001, $114 million, $37 million and $40 million of the debt securities mature in 2002-2010, 2011-2020 and 2021-2049, respectively. The fair value of the nuclear decommissioning trust funds was as reported by the trustee, adjusted for the tax effect of unrealized gains and losses. Net unrealized holding gains were recorded as part of accumulated provision for depreciation. The funds realized gains/(losses) from the sales of securities of $2.0 million, $5.0 million and ($7.9) million in 2001, 2000 and 1999, respectively (cost of the investments based on specific identification was $169.8 million, $213.4 million and $120.1 million, respectively, and proceeds from the sales were $171.8 million, $218.4 million and $112.2 million, respectively).

Investment in McLeod - At December 31, 2001 and 2000, Alliant Energy beneficially owned 56.1 million shares of common stock in McLeod, a telecommunications company. Alliant Energy had 40.5 million shares classified as available-for-sale and 15.6 million shares as trading and the cost basis of the investment was $30.5 million. Pursuant to the provisions of SFAS 115, the carrying value of Alliant Energy's investment in McLeod is adjusted to the estimated fair value each quarter based on the closing price at the end of the quarter. Adjustments to the available-for-sale securities do not impact earnings as the unrealized gains or losses, net of taxes, are recorded directly to the common equity section of the Consolidated Balance Sheets as a component of "Accumulated other comprehensive income (loss)." In addition, any such gains or losses are reflected in current earnings only at the time they are realized through a sale or if a decline in the stock price below Alliant Energy's cost basis is determined to be "other-than-temporary." Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income. Alliant Energy realized pre-tax gains from the sales of McLeod available-for-sale securities of $23.8 million and $40.3 million in 2000 and 1999, respectively (cost of the investments based on the first-in-first-out method were $0.2 million and $0.6 million, respectively, and proceeds from the sales were $24.0 million and $40.9 million, respectively). Alliant Energy's ability to sell the McLeod stock was subject to various restrictions under an agreement with McLeod that expired December 31, 2001.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's foreign investments at December 31 was as follows (in millions):

	Brazil	New Zealand/Australia	China	Mexico	Other	Total
2001						
Unconsolidated	**$378**	**$124**	**$30**	**$41**	**$—**	**$573**
Consolidated	**—**	**—**	**146**	**—**	**—**	**146**
Total	**$378**	**$124**	**$176**	**$41**	**$—**	**$719**
2000						
Unconsolidated	$319	$140	$30	$18	$1	$508
Consolidated	—	—	50	—	—	50
Total	$319	$140	$80	$18	$1	$558

Brazil - Resources holds interests in five Brazilian electric utilities (Companhia Forca e Luz Cataguazes - Leopoldina, S.A. (Cataguazes), Companhia Energetica da Borborema S.A., Companhia de Electricidade de Nova Friburgo S.A., Empresa Energetica de Sergipe S.A. and Sociedade Anonima de Eletrificacao da Paraiba) through several direct investments accounted for under the equity method of accounting. At December 31, 2001 and 2000, Resources' investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Cataguazes, an electric utility; and a 45.6% direct ownership interest in Energisa, S.A., an energy development company. At December 31, 2001, Resources' investments also included a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company, and a 49.7% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant project. At December 31, 2001, the total investment balance exceeded Resources' share of the underlying net equity of the applicable investees by approximately $38 million which has been assigned to the assets and liabilities of the investees and is being amortized over their remaining estimated lives.

New Zealand/Australia - Resources' investments included a non-controlling 69.5% ownership interest in Southern Hydro, a hydroelectric generating company in Australia; a 20.4% ownership interest in TrustPower Ltd., a New Zealand utility company; and a 9.3% ownership interest in Infratil Limited, a New Zealand utility holding company. Southern Hydro and TrustPower Ltd. are accounted for under the equity method and Infratil Limited is accounted for under the cost method. At December 31, 2001, the investment balance exceeded Resources' share of the underlying net equity of the above investees accounted for under the equity method by approximately $21 million; $14 million has been assigned to the assets and liabilities of Southern Hydro and is amortized over their estimated lives; and $7 million of goodwill at TrustPower Ltd. which was being amortized over 20 years prior to the adoption of SFAS 142,"Goodwill and Other Intangible Assets," on January 1, 2002.

China - Resources' consolidated investments included a 93.5% ownership interest in Peak Pacific Investment Company, Ltd. (Peak), a company that develops combined heat and power generating facilities for large industrial customers. At December 31, 2001, Peak's portfolio included five combined heat and power facilities. At December 31, 2001, Resources' consolidated investments also included a 64.0% ownership interest in Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

Mexico - Resources' investment in Mexico consisted of a loan receivable (including accrued interest income) from a Mexican development company. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

Investment in ATC - WP&L, including South Beloit, transferred its transmission assets with no gain or loss (approximate net book value of $186 million) to ATC on January 1, 2001. WP&L received a tax-free cash distribution of $75 million from ATC and had a $110 million equity investment in ATC, with an ownership percentage of approximately 26.5 percent at December 31, 2001. WP&L accounts for its investment in ATC under the equity method.

Investment in Cargill-Alliant - Alliant Energy has a 50.0 percent ownership interest in Cargill-Alliant, an electricity-trading business that is accounted for under the equity method with investment balances of approximately $22 million and $21 million at December 31, 2001 and 2000, respectively.

Unconsolidated Equity Investments - Summary financial information from Alliant Energy's unconsolidated equity investments' financial statements is as follows (in millions):

	Alliant Energy Ownership Less Than or Equal to 50%			Alliant Energy Ownership Greater Than 50%		
Income statement data (for the year ended):	**2001**	2000	1999	**2001**	2000	1999
Operating revenues	**$2,248.0**	$1,196.4	$297.2	**$465.4**	$155.5	$0.5
Operating income	**141.4**	43.1	11.5	**86.7**	20.6	0.1
Income (loss) from continuing operations	**52.2**	67.6	5.9	**(5.5)**	6.5	(0.1)
Net income (loss)	**52.2**	67.6	5.9	**(5.5)**	6.5	(0.1)

	Alliant Energy Ownership Less Than or Equal to 50%		Alliant Energy Ownership Greater Than 50%	
Balance sheet data (at December 31):	**2001**	2000	**2001**	2000
Current assets	**$460.0**	$519.2	**$234.6**	$140.9
Non-current assets	**2,195.6**	1,562.8	**1,322.2**	1,073.8
Current liabilities	**528.0**	613.6	**329.3**	241.0
Non-current liabilities (excluding minority interest)	**574.6**	534.7	**707.4**	486.9
Minority interest	**213.5**	212.9	**58.0**	16.7

(10) DERIVATIVE FINANCIAL INSTRUMENTS

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values in earnings unless specific hedge accounting criteria are met.

In the first quarter of 2001, Alliant Energy recorded a net loss of $12.9 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of January 1, 2001 at Alliant Energy's equity method investees. This transition adjustment represents Alliant Energy's share of the difference between the carrying amount of Southern Hydro's electricity derivative contracts under the applicable accounting principles in effect at December 31, 2000, and the carrying values of these electricity derivative contracts as determined in accordance with SFAS 133 as of January 1, 2001.

In the third quarter of 2000, Alliant Energy recorded net income of $16.7 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of July 1, 2000 at Alliant Energy's consolidated subsidiaries. This transition adjustment was primarily the result of the difference between the carrying amount of Resources' exchangeable senior notes issued in February 2000 under the applicable accounting principles in effect at June 30, 2000, and the carrying values of the debt and derivative components of the notes as determined in accordance with SFAS 133 as of July 1, 2000. Transition adjustments relating to Alliant Energy's other derivative instruments had no material impact on net income.

The consolidated financial statement impact of adopting SFAS 133 was as follows (in millions):

Financial Statement Account	Financial Statement	Increase (Decrease) July 1, 2000	Increase (Decrease) January 1, 2001
Investments in unconsolidated foreign entities	Balance sheet	$ —	($18.4)
Other assets	Balance sheet	2.0	—
Other liabilities (a)	Balance sheet	302.2	(5.5)
Cumulative effect of a change in accounting principle (other comprehensive income)	Balance sheet	(6.6)	—
Other comprehensive income (b)	Balance sheet	(187.3)	—
Long-term debt (c)	Balance sheet	(310.3)	—
Cumulative effect of a change in accounting principle, net of tax	Income statement	16.7	(12.9)
Pre-tax gain on transfer to trading account (d)	Income statement	321.4	—
Deferred tax expense (d)	Income statement	134.1	—

(a) Includes the embedded derivative component of Resources' exchangeable senior notes of $283.7 million on July 1, 2000 and deferred income taxes related to Southern Hydro's electricity contracts on January 1, 2001

(b) Represents net of tax reduction to other comprehensive income resulting from classification of approximately 15.6 million shares of McLeod as trading securities (equal to net amount of two line items in (d))

(c) Adjustment to the debt component of Resources' exchangeable senior notes

(d) Gain and tax expenses associated with the transfer of approximately 15.6 million shares of McLeod from available-for-sale securities to trading securities

During 2001 and 2000, $0.1 million of net gains and $6.7 million of net losses, respectively, included in the cumulative effect of a change in accounting principle component of accumulated other comprehensive income (loss) were reclassified into earnings, resulting in remaining balances of $0 and $0.1 million at December 31, 2001 and 2000, respectively.

Cash Flow Hedging Instruments - During 2001 and 2000, Alliant Energy held various derivative instruments designated as cash flow hedging instruments. WP&L utilized gas commodity financial swap arrangements to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months pursuant to the natural gas cost incentive sharing mechanism with customers in Wisconsin. Alliant Energy's utility subsidiaries utilized physical coal purchase contracts, which did not qualify for the normal purchase and sale exception, to manage the price of anticipated coal purchases and sales. For WP&L, these contracts are used to manage costs within the forecasts used to set its electric rates. For IP&L, these contracts are used to minimize customer rates in its dollar-for-dollar recovery mechanism in Iowa. Treasury rate locks were used to mitigate risk associated with movements in the ten-year treasury yield used to price $300 million of Resources' senior notes issued in November 2001. Interest rate swaps were used by Southern Hydro to manage the future interest payments of its variable rate debt. SmartEnergy, Inc., an energy services company operating in deregulated markets, utilized electricity swaps to reduce the impact of price fluctuations on electricity purchased to meet the requirements of its customers.

In 2001 and 2000, net gains of $2.0 million and $0.4 million, respectively, were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and in 2001 reclassified a loss of $0.9 million into earnings as a result of the discontinuance of hedges. At December 31, 2001, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was 10 months and Alliant Energy estimated that gains of $2.9 million will be reclassified from accumulated other comprehensive income (loss) into earnings in 2002 as the hedged transactions affect earnings. At December 31, 2000, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was 18 months and Alliant Energy estimated that losses of $3.7 million would be reclassified from accumulated other comprehensive income (loss) into earnings in 2001 as the hedged transactions affected earnings.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy's derivatives that were not designated in hedge relationships during 2001 and/or 2000 included the embedded derivative component of Resources' exchangeable senior notes, oil and gas swaps and collars, electricity price collars, physical coal contracts not designated in hedge relationships and electricity derivative contracts at Southern Hydro.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the value of the notes into a debt component and a derivative component. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a "Derivative liability" on the Consolidated Balance Sheets. Subsequent changes in the fair value of the option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Changes in the fair value of the McLeod shares designated as trading are reflected as increases or decreases in Alliant Energy's net income. These trading gains or losses are expected to correspond with and partially offset changes in the intrinsic value of the derivative component of Resources' exchangeable senior notes. Changes in the time value portion of the derivative component will result in non-cash increases or decreases to Alliant Energy's net income. Included in "Miscellaneous, net" in Alliant Energy's Consolidated Statements of Income for 2001 and 2000, was expense of $215.1 million and $102.5 million, respectively, related to the change in value of the McLeod trading securities, partially offset by income of $181.6 million and $101.8 million, respectively, related to the change in value of the derivative component of the exchangeable senior notes.

Whiting is exposed to commodity price risk in the pricing of its oil and gas production. Alliant Energy has previously utilized oil and gas swaps and collars to mitigate the impact of oil and gas price fluctuations. At December 31, 2001, Whiting did not have any swaps or collars outstanding.

Electricity price collars were used to manage utility energy costs during supply/demand imbalances. Physical coal contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated coal purchases and sales. For WP&L, these contracts are used to manage costs within the forecasts used to set its electric rates. Due to the dollar-for-dollar fuel recovery mechanism in Iowa, changes in the fair value of these instruments are recorded in regulatory assets/liabilities at IP&L.

Southern Hydro, a foreign affiliate of Alliant Energy accounted for under the equity method of accounting, enters into electricity derivative contracts which have not been designated in hedge relationships to manage the electricity commodity price risk associated with anticipated sales into the spot market. At December 31, 2001, these instruments were recorded at their fair value as a component of "Investments in unconsolidated foreign entities" on the Consolidated Balance Sheets and changes in fair value were recorded as a component of "Equity income from unconsolidated investments" in the Consolidated Statements of Income.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its natural gas sales volumes. In 2001 and 2000, Alliant Energy entered into non-exchange traded options based on heating degree days in which Alliant Energy receives payment from the counterparty if actual heating degree days are less than the strike price in the contract. Alliant Energy paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives.

(c) Nuclear Decommissioning Trust Fund Investments - Historically, WP&L has entered into combinations of options to mitigate the effect of significant market fluctuations on its common stock investments in its nuclear decommissioning trust funds. The derivative transactions are designed to protect the portfolio's value while allowing the funds to earn a total return modestly in excess of long-term expectations over the hedge period. Fair value changes of these instruments do not impact net income as they are recorded as equally offsetting changes in the investment in nuclear decommissioning trust funds and accumulated depreciation.

(d) Energy-trading Contracts - Resources is the majority owner of a natural gas marketing operation, NG Energy Trading, LLC (NG). NG enters into financial and physical contracts for the sale, purchase, storage, transportation and loan of natural gas. NG accounts for all its positions, including gas in storage, at estimated fair value, with changes in fair value reported in earnings.

(11) COMMITMENTS AND CONTINGENCIES

(a) Construction and Acquisition Program - Alliant Energy currently anticipates 2002 construction and acquisition expenditures will be approximately $800 million, consisting of $400 million for its utility operations, $170 million for oil and gas investments, $100 million for non-regulated generation investments, $55 million for energy-related international investments and $75 million for other business development initiatives at Resources. During 2003-2006, Alliant Energy currently anticipates construction and acquisition expenditures of approximately $1.9 billion for its utility operations, $960 million for non-regulated generation investments, $260 million for oil and gas investments, $200 million for energy-related international investments and $310 million for other business development initiatives at Resources. These amounts do not include any potential capital expenditures Alliant Energy may make for its Power Iowa domestic generation program given the uncertainty of such investments, including if Alliant Energy would own the generating plants or purchase the power from plants that were owned by an independent entity.

(b) Purchased-Power, Coal and Natural Gas Contracts - Alliant Energy, through its subsidiaries (Corporate Services, IESU, WP&L and IPC), has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments are all index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated MWhs, tons or Dths. Alliant Energy's minimum commitments are as follows (dollars and Dths in millions; MWhs and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2002	$74.9	1,015	$76.9	9,206	$76.2	9
2003	53.4	1,156	72.9	8,729	44.5	1
2004	11.8	361	46.9	4,282	15.3	—
2005	0.1	—	32.7	3,100	12.9	—
2006	0.1	—	11.6	898	12.4	—

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Financial Guarantees and Commitments - As part of Alliant Energy's electricity trading joint venture with Cargill, both Alliant Energy and Cargill have made guarantees to certain counterparties regarding the performance of contracts entered into by the joint venture. Revocable guarantees of approximately $186 million and $160 million have been issued, of which approximately $26 million and $42 million were outstanding at December 31, 2001 and 2000, respectively. Under the terms of the joint venture agreement, any payments required under the guarantees would be shared by Alliant Energy and Cargill on a 50/50 basis to the extent the joint venture is not able to reimburse the guarantor for payments made under the guarantee.

At December 31, 2001 and 2000, Alliant Energy had issued guarantees to support unconsolidated affiliate and third-party financing arrangements of approximately $14 million and $21 million, respectively. Such guarantees are not reflected in the consolidated financial statements. Management believes the likelihood of Alliant Energy having to make any material cash payments under these guarantees is remote.

(e) Environmental Liabilities - Alliant Energy had recorded the following environmental liabilities, and regulatory assets associated with certain of these liabilities, at December 31 (in millions):

Environmental liabilities	2001	2000	Regulatory assets	2001	2000
MGP sites	**$43.9**	$48.0	MGP sites	**$50.2**	$54.3
NEPA	**8.2**	10.4	NEPA	**9.7**	11.9
Oil and gas properties	**4.0**	13.0	Other	**3.2**	0.6
Other	**0.4**	0.5		**$63.1**	$66.8
	$56.5	$71.9			

MGP Sites - IESU, WP&L and IPC have current or previous ownership interests in 34, 14 and 9 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IESU, WP&L and IPC have received letters from state environmental agencies requiring no further action at four, five and one site(s), respectively. The companies are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

The utility subsidiaries record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2001, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of all utility subsidiary sites to be approximately $33 million to $58 million.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WP&L, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The MPUC also allows the deferral of MGP-related costs applicable to the Minnesota sites and IPC has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs. Regulatory assets have been recorded by each of the utility subsidiaries, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, the utility subsidiaries believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations.

Settlement has been reached with all the utility subsidiaries' insurance carriers regarding reimbursement for their MGP-related costs. Insurance recoveries available at December 31, 2001 for IESU, WP&L and IPC were $0, $2.1 million and $4.7 million, respectively. Pursuant to their applicable rate making treatment, IPC has recorded its recoveries in "Other long-term liabilities and deferred credits" and WP&L has recorded its recoveries as an offset against its regulatory assets. In February 2001, the IUB issued an order directing IESU to refund its insurance recoveries from MGP sites. Under the refund plan, IESU returned 90 percent of the recoveries to customers in 2001 and retained 10 percent.

National Energy Policy Act of 1992 - NEPA requires owners of nuclear power plants to pay a special assessment into a "Uranium Enrichment Decontamination and Decommissioning Fund." The assessment is based upon prior nuclear fuel purchases. IP&L and WP&L recover the costs associated with this assessment over the period the costs are assessed. Alliant Energy continues to pursue relief from this assessment through litigation.

Oil and Gas Properties Dismantlement and Abandonment Costs - Whiting is responsible for certain dismantlement and abandonment costs related to various off-shore oil and gas platforms (and related on-shore plants and equipment), the most significant of which is located off the coast of California. In 2001, Whiting revised its estimate for the total costs for these properties from approximately $13 million to approximately $4 million, which it has accrued. Whiting reduced the estimated liability primarily due to the successful efforts to have the California facility designated as a permanent facility, therefore significantly reducing the amount of dismantlement required. The most significant expenditures are not expected to be incurred until 2008.

(f) Decommissioning of DAEC and Kewaunee - Pursuant to the most recent electric rate case orders, the IUB and PSCW allow IP&L and WP&L to recover $6 million and $16 million annually for their share of the cost to decommission DAEC and Kewaunee, respectively. Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount is included in "Accumulated depreciation" on the Consolidated Balance Sheets to the extent recovered through rates.

Additional information relating to the decommissioning of DAEC and Kewaunee included in the most recent electric rate orders was as follows (dollars in millions):

	DAEC	Kewaunee
Assumptions relating to current rate recovery amounts:		
Alliant Energy's share of estimated decommissioning cost	$252.8	$224.9
Year dollars in	1993	2001
Method to develop estimate	NRC minimum formula	Site-specific study
Annual inflation rate	4.91%	5.83%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	7.34%	5.62%
Non-qualified	5.80%	6.97%
External trust fund balance at December 31, 2001	$117.2	$215.8
Internal reserve at December 31, 2001	$21.7	$ —
After-tax earnings on external trust funds in 2001	$3.6	$7.1

The rate recovery amounts for DAEC only include an inflation estimate through 1997. Both IP&L and WP&L are funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. All of the rate recovery assumptions and levels will be addressed in IP&L's and WP&L's 2002 rate cases. In accordance with their respective regulatory requirements, IP&L and WP&L record the earnings on the external trust funds as interest income with a corresponding entry to interest expense at IP&L and to depreciation expense at WP&L. The earnings accumulate in the external trust fund balances and in accumulated depreciation on utility plant.

IP&L's 70 percent share of the estimated cost to decommission DAEC based on the most recent site-specific study completed in 1998, and updated in 2001, is $395 million in 2002 dollars. This study includes the costs to terminate DAEC's NRC license, to return the site to a greenfield condition and for spent fuel storage. IP&L's 70 percent share of the estimated cost to decommission DAEC based on the most recent NRC minimum formula, using the direct disposal method, is $402.9 million in 2000 dollars. The NRC minimum formula is intended to apply only to the cost of terminating DAEC's NRC license. The additional decommissioning expense funding requirements which should result from these updated studies are not reflected in IP&L's rates.

(12) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other Iowa and Wisconsin utilities, the utility subsidiaries have undivided ownership interests in jointly-owned electric generating stations. IP&L also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to the utility subsidiaries' ownership interest in these facilities at December 31, 2001 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work-In-Progress
IESU					
Ottumwa	Coal	48.0	$190.1	$113.7	$2.2
Neal Unit 3	Coal	28.0	60.0	35.3	0.3
DAEC	Nuclear	70.0	543.1	298.5	7.6
			$793.2	$447.5	$10.1
WP&L					
Columbia Energy Center	Coal	46.2	$174.3	$105.3	$1.7
Edgewater Unit 4	Coal	68.2	57.1	34.3	1.4
Edgewater Unit 5	Coal	75.0	232.2	106.2	2.5
Kewaunee	Nuclear	41.0	167.3	111.3	3.7
			$630.9	$357.1	$9.3
IPC					
Neal Unit 4	Coal	21.5	$84.5	$56.8	$0.3
Louisa Unit 1	Coal	4.0	24.9	14.1	—
			$109.4	$70.9	$0.3
			$1,533.5	$875.5	$19.7

Increases in utility plant in service balances for DAEC and Kewaunee during 2001 were largely due to projects for a power upgrade and the replacement of the steam generators, respectively. Both projects are expected to result in significant increases in generating capability compared to such capability prior to undertaking such projects.

(13) OIL AND GAS PRODUCING ACTIVITIES

(a) Cost Information - Whiting's oil and gas activities are conducted entirely in the U.S. Costs incurred in oil and gas producing activities were as follows (in millions):

	2001	2000	1999
Proved property acquisition	**$66.0**	$125.9	$21.4
Development	**32.1**	13.2	13.2
Exploration	**0.8**	1.1	1.9
Unproved property acquisition	**0.1**	0.3	0.3
	$99.0	$140.5	$36.8

Net capitalized costs related to Whiting's oil and gas producing activities at December 31 were as follows (in millions):

	2001	2000
Proved oil and gas properties	**$391.4**	$349.4
Unproved oil and gas properties	**0.7**	0.7
Accumulated DD&A	**(110.8)**	(123.9)
Oil and gas properties, net	**$281.3**	$226.2

(b) Results of Operations - Whiting's results of operations for oil and gas producing activities (excluding corporate overhead and interest costs) were as follows (in millions):

	2001	2000	1999
Revenues	**$134.6**	$94.1	$62.6
Operating expenses:			
DD&A	**26.9**	21.5	19.8
Lease operating	**31.5**	25.0	21.3
Production taxes	**6.5**	5.4	3.0
Acquisition and exploration costs	**0.8**	1.1	1.9
Impairment of proved oil and gas properties	**—**	—	3.3
	65.7	53.0	49.3
Results of operations for oil and gas producing activities before income taxes	**68.9**	41.1	13.3
Income taxes	**18.7**	10.6	2.0
Results of operations for oil and gas producing activities	**$50.2**	$30.5	$11.3

Whiting sold oil and gas properties in 2001, 2000 and 1999 for total proceeds of $19.6 million, $29.5 million and $13.0 million, respectively. In 2001, 2000 and 1999, Whiting had gains on sales of oil and gas properties of $11.7 million, $7.7 million and $10.2 million, respectively, which were recorded in "Miscellaneous, net" in Alliant Energy's Consolidated Statements of Income and were excluded in the results of operations data in the previous table.

(c) Reserve Quantity Information (Unaudited) - Whiting's estimates of proved reserves and related valuations were based primarily on reports of Ryder Scott Company, independent petroleum and geological engineers, in accordance with the provisions of SFAS 69, "Disclosures about Oil and Gas Producing Activities." The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Whiting's oil and gas reserves are attributable solely to properties within the U.S. A summary of Whiting's changes in quantities of proved (developed and undeveloped) oil and gas reserves was as follows (in millions):

	Oil (barrels)	Gas (Dth)
Balance, December 31, 1999	11.9	122.6
Purchases of minerals in place	11.9	45.8
Extensions and discoveries	0.5	4.7
Sales of minerals in place	(1.1)	(8.8)
Production	(1.6)	(16.9)
Revisions of previous estimates	(2.5)	10.1
Balance, December 31, 2000	19.1	157.5
Purchases of minerals in place	**1.0**	**89.8**
Extensions and discoveries	**1.1**	**9.3**
Sales of minerals in place	**(0.7)**	**(6.0)**
Production	**(2.1)**	**(19.8)**
Revisions of previous estimates	**(3.6)**	**(3.3)**
Balance, December 31, 2001	**14.8**	**227.5**

Whiting's proved developed oil and gas reserves at December 31 were as follows (in millions):

	2001	2000	1999
Oil (barrels)	**11.0**	14.9	9.6
Gas (Dth)	**136.8**	134.4	97.4

(d) Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - Whiting's standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes were prepared in accordance with the provisions of SFAS 69. Future cash inflows were computed by applying year-end prices to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in producing and developing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pre-tax net cash flows relating to proved oil and gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and gas reserves. Future net cash flows are discounted at a rate of 10 percent annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of Whiting's oil and gas properties.

The standardized measure of discounted future net cash flows relating to Whiting's proved oil and gas reserves at December 31 was as follows (in millions):

	2001	2000	1999
Future cash inflows	**$880.9**	$1,912.5	$563.7
Future production costs	**(379.7)**	(523.5)	(204.7)
Future development costs	**(75.6)**	(32.8)	(27.2)
Future income tax expense	**(62.0)**	(398.4)	(72.7)
Total future net cash flows	**363.6**	957.8	259.1
10 percent annual discount for estimated timing of cash flows	**(151.9)**	(438.6)	(108.2)
Standardized measure of discounted future net cash flows	**$211.7**	$519.2	$150.9

The changes in the standardized measure of discounted future net cash flows relating to Whiting's proved oil and gas reserves were as follows (in millions):

	2001	2000	1999
Beginning balance	**$519.2**	$150.9	$105.3
Net change in income taxes	**183.1**	(170.3)	(25.3)
Purchases of minerals in place	**84.6**	241.1	28.0
Accretion of discount	**73.5**	19.0	11.9
Extensions, discoveries and improved recoveries	**17.5**	33.9	7.6
Development costs, net	**(3.3)**	4.4	5.4
Sales of minerals in place	**(11.2)**	(18.0)	(11.8)
Revisions of previous quantity estimates	**(16.2)**	(9.6)	10.5
Sale of oil and gas produced, net of production costs	**(87.3)**	(76.7)	(36.6)
Net changes in prices and production costs	**(528.1)**	359.4	55.9
Changes in production rates and other	**(20.1)**	(14.9)	—
Ending balance	**$211.7**	$519.2	$150.9

Prices in effect at December 31 used in determining future net revenues related to the standardized measure calculations, excluding hedging activity, were as follows:

	2001	2000	1999
Oil (per barrel)	**$16.84**	$24.04	$22.43
Gas (per Dth)	**$2.76**	$9.18	$2.40

(14) SEGMENTS OF BUSINESS

Alliant Energy's principal business segments are:

- **Regulated domestic utilities** - consists of IP&L and WP&L, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and is broken down into three segments: a) electric operations; b) gas operations; and c) other, which includes the steam and water businesses and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Other Regulated Domestic Utilities."
- **Non-regulated businesses** - represents the operations of Resources, its subsidiaries and Alliant Energy's investment in Cargill-Alliant, and is broken down into two segments: a) Whiting, an oil and gas production company; and b) other, which includes the operations of the International, Integrated Services, Investments (excluding Whiting), Non-regulated Generation and Trading, Mass Markets and Energy Technologies business units described in Note 1(a); an equity stake in an independent telecommunications provider, McLeod; the operations of Resources' parent company; and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy's parent company and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10 percent or more of Alliant Energy's consolidated revenues. Refer to Note 9 for a breakdown of Alliant Energy's international investments by country. Certain financial information relating to Alliant Energy's significant business segments and products and services was as follows (in millions):

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
2001									
Operating revenues	**$1,756.6**	**$487.9**	**$37.1**	**$2,281.6**	**$134.6**	**$366.7**	**$501.3**	**($5.6)**	**$2,777.3**
Depreciation and amortization	**245.6**	**28.8**	**3.2**	**277.6**	**26.9**	**29.6**	**56.5**	**—**	**334.1**
Operating income (loss)	**306.1**	**11.2**	**7.5**	**324.8**	**54.1**	**(7.0)**	**47.1**	**(1.9)**	**370.0**
Interest expense, net of AFUDC			**100.5**	**100.5**	**10.0**	**59.0**	**69.0**	**9.8**	**179.3**
Equity income from unconsolidated investments			**(15.6)**	**(15.6)**	**—**	**(20.2)**	**(20.2)**	**(0.1)**	**(35.9)**
Preferred dividends			**6.7**	**6.7**	**—**	**—**	**—**	**—**	**6.7**
Miscellaneous, net			**(25.9)**	**(25.9)**	**(11.7)**	**17.0**	**5.3**	**(4.6)**	**(25.2)**
Income tax expense (benefit)			**94.2**	**94.2**	**15.1**	**(41.1)**	**(26.0)**	**(8.4)**	**59.8**
Cumulative effect of a change in accounting principle, net of tax			**—**	**—**	**—**	**(12.9)**	**(12.9)**	**—**	**(12.9)**
Net income (loss)			**164.9**	**164.9**	**40.7**	**(34.6)**	**6.1**	**1.4**	**172.4**
Total assets	**3,336.6**	**506.5**	**474.7**	**4,317.8**	**318.3**	**1,536.2**	**1,854.5**	**75.4**	**6,247.7**
Investments in equity method subsidiaries			**119.2**	**119.2**	**—**	**539.9**	**539.9**	**—**	**659.1**
Construction and acquisition expenditures	**298.7**	**36.9**	**5.2**	**340.8**	**99.6**	**338.0**	**437.6**	**40.0**	**818.4**

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
2000									
Operating revenues	$1,648.0	$415.0	$33.4	$2,096.4	$94.1	$217.2	$311.3	($2.7)	$2,405.0
Depreciation and amortization	252.6	27.7	3.1	283.4	21.5	17.4	38.9	—	322.3
Operating income (loss)	330.6	26.6	4.5	361.7	30.0	(10.8)	19.2	0.2	381.1
Interest expense, net of AFUDC			103.1	103.1	7.5	45.8	53.3	8.5	164.9
Equity income from unconsolidated investments			(0.5)	(0.5)	—	(18.6)	(18.6)	—	(19.1)
Preferred dividends			6.7	6.7	—	—	—	—	6.7
Gain on reclassification of investments			—	—	—	(321.3)	(321.3)	—	(321.3)
Gains on sales of McLeod stock			—	—	—	(23.8)	(23.8)	—	(23.8)
Miscellaneous, net			(23.3)	(23.3)	(7.8)	(13.3)	(21.1)	(2.7)	(47.1)
Income tax expense			107.9	107.9	5.4	125.2	130.6	0.3	238.8
Cumulative effect of a change in accounting principle, net of tax			—	—	—	16.7	16.7	—	16.7
Net income (loss)			167.8	167.8	24.9	211.9	236.8	(5.9)	398.7
Total assets	3,402.2	554.4	427.2	4,383.8	256.5	2,076.8	2,333.3	16.7	6,733.8
Investments in equity method subsidiaries			6.5	6.5	—	487.3	487.3	—	493.8
Construction and acquisition expenditures	265.9	35.8	3.0	304.7	137.5	613.2	750.7	11.1	1,066.5

Notes to Consolidated Financial Statements *(continued)*

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Whiting	Other	Total	Other	Consolidated
1999									
Operating revenues	$1,548.9	$314.3	$32.1	$1,895.3	$62.6	$172.4	$235.0	($2.3)	$2,128.0
Depreciation and amortization	219.3	25.2	2.9	247.4	19.8	11.9	31.7	—	279.1
Operating income (loss)	345.1	27.4	5.3	377.8	4.7	(6.0)	(1.3)	—	376.5
Interest expense, net of AFUDC			100.7	100.7	5.4	19.4	24.8	3.4	128.9
Equity (income) loss from unconsolidated investments			(0.3)	(0.3)	—	(2.9)	(2.9)	0.2	(3.0)
Preferred dividends			6.7	6.7	—	—	—	—	6.7
Gains on sales of McLeod stock			—	—	—	(40.3)	(40.3)	—	(40.3)
Miscellaneous, net			(5.4)	(5.4)	(10.2)	(17.4)	(27.6)	0.1	(32.9)
Income tax expense (benefit)			115.0	115.0	0.5	6.4	6.9	(1.4)	120.5
Net income (loss)			161.1	161.1	9.0	28.8	37.8	(2.3)	196.6
Total assets	3,321.8	477.6	385.2	4,184.6	148.5	1,707.1	1,855.6	35.5	6,075.7
Investments in equity method subsidiaries			5.7	5.7	—	74.0	74.0	—	79.7
Construction and acquisition expenditures	246.9	35.5	3.3	285.7	35.2	156.9	192.1	0.8	478.6

Products and Services

Non-regulated and Other Revenues

Year	Integrated Services	Investments: Whiting	Investments: Other	International	Other	Total
			(in millions)			
2001	**$241.9**	**$134.6**	**$44.7**	**$85.4**	**$26.3**	**$532.9**
2000	172.2	94.1	44.4	—	31.3	342.0
1999	126.0	62.6	47.4	—	28.7	264.7

(15) RESTATEMENT OF PREVIOUSLY REPORTED 2001 QUARTERLY RESULTS (UNAUDITED)

Alliant Energy's originally reported results for the first three quarters of 2001 were based on the assumption that Southern Hydro's electricity derivatives qualified for hedge accounting. Southern Hydro is a foreign affiliate of Alliant Energy accounted for under the equity method of accounting. Alliant Energy prepared its quarterly financial statements during 2001 based on the independently prepared financial statements of Southern Hydro, which treated these derivatives as qualifying for hedge accounting under SFAS 133. Upon a further review of the accounting for such derivatives by Alliant Energy during the fourth quarter, it was determined the derivatives did not qualify for hedge accounting and that gains and losses attributable to changes in the fair value of these derivatives should have been recognized in Alliant Energy's earnings in the first three quarters of 2001. As required by accounting principles generally accepted in the U.S., all financial statements for the first three quarters of 2001 of Alliant Energy were restated to reflect this change. Alliant Energy's net income in 2000 and retained earnings at January 1, 2000 were not impacted. Details regarding the changes were as follows (dollars in thousands, except per share amounts):

	For the Three Months Ended					
	March 31, 2001		June 30, 2001		September 30, 2001	
	Originally Reported	Restated	Originally Reported	Restated	Originally Reported	Restated
Income before cumulative effect of a change in accounting principle, net of tax	$33,385	**$22,067**	$23,300	**$37,721**	$62,285	**$69,331**
Cumulative effect of a change in accounting principle, net of tax	—	**(12,868)**	—	—	—	—
Net income	33,385	**9,199**	23,300	**37,721**	62,285	**69,331**
Earnings per average common share - diluted:						
Income before cumulative effect of a change in accounting principle	0.42	**0.28**	0.29	**0.48**	0.78	**0.87**
Cumulative effect of a change in accounting principle	—	**(0.16)**	—	—	—	—
Net income	0.42	**0.12**	0.29	**0.48**	0.78	**0.87**
Retained earnings	812,058	**787,872**	795,863	**786,098**	818,629	**815,910**

The originally reported and restated net income (earnings per average diluted share) for the nine months ended September 30, 2001 were $119.0 million ($1.50 per share) and $116.3 million ($1.47 per share), respectively.

(16) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per **diluted** share.

	2001 (a)				2000			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$852.7**	**$611.8**	**$666.3**	**$646.5**	$574.1	$523.9	$603.2	$703.8
Operating income	**89.3**	**68.0**	**133.7**	**79.0**	88.4	60.2	140.0	92.5
Income before cumulative effect of a change in accounting principle, net of tax (b)(c)	**22.1**	**37.7**	**69.3**	**56.1**	19.3	42.3	259.5	60.9
Cumulative effect of a change in accounting principle, net of tax (b)(c)	**(12.9)**	**—**	**—**	**—**	—	—	16.7	—
Net income (b)(c)	**9.2**	**37.7**	**69.3**	**56.1**	19.3	42.3	276.2	60.9
Earnings per average common share: (b)(c)								
Income before cumulative effect of a change in accounting principle	**0.28**	**0.48**	**0.87**	**0.66**	0.24	0.54	3.28	0.76
Cumulative effect of a change in accounting principle	**(0.16)**	**—**	**—**	**—**	—	—	0.21	—
Net income	**0.12**	**0.48**	**0.87**	**0.66**	0.24	0.54	3.49	0.76

(a) Summation of the individual quarters may not equal annual totals due to rounding.

(b) The first, second, third and fourth quarters of 2001 include non-cash SFAS 133 valuation charges of $0.03 per share, $0.06 per share, $0.16 per share and $0.01 per share, respectively, related to Alliant Energy's exchangeable senior notes. The first, second, third and fourth quarters of 2001 also include non-cash SFAS 133 valuation income (charges) of ($0.30) per share, $0.21 per share, $0.13 per share and ($0.06) per share, respectively, related to electricity derivatives of a foreign affiliate of Alliant Energy, including the cumulative effect charge related to its adoption of SFAS 133 on January 1, 2001.

(c) The third quarter of 2000 includes $2.58 per share of non-cash income related to Alliant Energy's adoption of SFAS 133 on July 1, 2000. The first and fourth quarters of 2000 include $0.09 per share and $0.11 per share, respectively, of net income from gains on sales of McLeod stock.

Selected Financial and Operating Statistics

Financial Information

	2001 (1)	2000 (2)	1999 (3)	1998 (4)	1997
		(dollars in thousands, except per share data)			
Income Statement Data:					
Operating revenues	**$2,777,340**	$2,404,984	$2,127,973	$2,130,874	$2,300,627
Income before cumulative effect of a change in accounting principle, net of tax	**185,230**	381,954	196,581	96,675	144,578
Cumulative effect of a change in accounting principle, net of tax	**(12,868)**	16,708	—	—	—
Net income	**172,362**	398,662	196,581	96,675	144,578
Common Stock Data:					
Earnings per average common share - diluted:					
Income before cumulative effect of a change in accounting principle	**$2.30**	$4.82	$2.51	$1.26	$1.90
Cumulative effect of a change in accounting principle	**($0.16)**	$0.21	—	—	—
Net income	**$2.14**	$5.03	$2.51	$1.26	$1.90
Common shares outstanding at year-end (000s)	**89,682**	79,010	78,984	77,630	76,481
Dividends declared per common share	**$2.00**	$2.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$30.36**	$31.88	$27.50	$32.25	$33.13
Book value per share at year-end (5)	**$21.39**	$25.79	$27.29	$20.69	$21.24
Other Selected Financial Data:					
Construction and acquisition expenditures	**$818,363**	$1,066,464	$478,573	$372,058	$328,040
Total assets at year-end (5)	**$6,247,682**	$6,733,766	$6,075,683	$4,959,337	$4,923,550
Long-term obligations, net	**$2,586,044**	$2,128,496	$1,660,558	$1,713,649	$1,604,305
Times interest earned before income taxes (6)	**2.32X**	4.61X	3.38X	2.25X	2.90X
Capitalization ratios:					
Common equity (5)	**43%**	50%	57%	49%	51%
Preferred stock	**2%**	3%	3%	4%	3%
Long-term debt, excluding current portion	**55%**	47%	40%	47%	46%
Total	**100%**	100%	100%	100%	100%

(1) Includes $21 million ($0.26 per diluted share) and $2 million ($0.02 per diluted share) of non-cash SFAS 133 valuation charges related to Alliant Energy's exchangeable senior notes and electricity derivatives of a foreign affiliate of Alliant Energy, respectively.

(2) Includes $204 million ($2.58 per diluted share) of non-cash net income related to Alliant Energy's adoption of SFAS 133 and $16 million ($0.20 per diluted share) of net income from gains on sales of McLeod stock.

(3) Includes $25 million ($0.32 per diluted share) of net income from gains on sales of McLeod stock.

(4) Results reflect the recording of $54 million of pre-tax merger-related charges.

(5) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At December 31, 2001, 2000, 1999, 1998 and 1997, the carrying amount reflected an unrealized gain (loss) of approximately ($13) million, $543 million, $1.1 billion, $291 million and $299 million, respectively, with a net of tax increase (decrease) to common equity of ($9) million, $317 million, $640 million, $170 million and $175 million, respectively.

(6) Represents income before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

Selected Financial and Operating Statistics *(continued)*

Electric Operating Information *(Utility only)*

	2001	2000	1999	1998	1997
Operating Revenues (000s):					
Residential	**$599,074**	$567,283	$541,714	$532,676	$521,574
Commercial	**373,145**	349,019	329,487	317,704	307,941
Industrial	**543,471**	501,155	476,140	477,241	455,912
Total from ultimate customers	**1,515,690**	1,417,457	1,347,341	1,327,621	1,285,427
Sales for resale	**184,507**	173,148	155,801	199,128	192,346
Other	**56,359**	57,431	45,796	40,693	37,980
Total	**$1,756,556**	$1,648,036	$1,548,938	$1,567,442	$1,515,753
Electric Sales (000s MWh):					
Residential	**7,344**	7,161	7,024	6,826	6,851
Commercial	**5,464**	5,364	5,260	4,943	4,844
Industrial	**12,469**	13,092	13,036	12,718	12,320
Total from ultimate customers	**25,277**	25,617	25,320	24,487	24,015
Sales for resale	**4,936**	4,906	5,566	7,189	6,768
Other	**168**	174	162	158	161
Total	**30,381**	30,697	31,048	31,834	30,944
Customers (End of Period):					
Residential	**807,754**	799,603	790,669	781,127	772,100
Commercial	**125,539**	123,833	122,509	121,027	119,463
Industrial	**2,826**	2,773	2,730	2,618	2,555
Other	**3,324**	3,316	3,282	3,267	3,281
Total	**939,443**	929,525	919,190	908,039	897,399
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,677**	5,397	5,233	5,228	5,045
Sources of electric energy (000s MWh):					
Coal and gas	**18,662**	19,139	19,078	19,119	17,423
Purchased power	**8,727**	8,058	8,619	10,033	10,660
Nuclear	**4,116**	4,675	4,362	4,201	3,874
Other	**452**	427	528	504	565
Total	**31,957**	32,299	32,587	33,857	32,522
Revenue per KWh from ultimate customers (cents)	**6.00**	5.53	5.32	5.42	5.35

Gas Operating Information *(Utility only)*

	2001	2000	1999	1998	1997
Operating Revenues (000s):					
Residential	**$270,248**	$245,697	$185,090	$175,603	$225,542
Commercial	**141,121**	127,104	89,118	85,842	115,858
Industrial	**31,262**	27,752	21,855	20,204	27,393
Transportation/other	**45,246**	14,395	18,256	13,941	25,114
Total	**$487,877**	$414,948	$314,319	$295,590	$393,907
Gas Sales (000s Dths):					
Residential	**29,580**	32,026	30,309	28,378	33,894
Commercial	**18,055**	19,696	18,349	17,760	21,142
Industrial	**5,344**	5,350	5,963	5,507	6,217
Transportation/other	**48,539**	43,931	46,954	52,389	56,719
Total	**101,518**	101,003	101,575	104,034	117,972
Customers at End of Period (Excluding Transportation/Other):					
Residential	**353,430**	351,990	347,533	342,586	337,956
Commercial	**45,480**	44,654	44,289	43,825	43,316
Industrial	**951**	953	1,037	982	963
Total	**399,861**	397,597	392,859	387,393	382,235
Other Selected Gas Data:					
Revenue per Dth sold (excluding transportation/other)	**$8.35**	$7.02	$5.42	$5.45	$6.02
Purchased gas costs per Dth sold (excluding transportation/other)	**$6.81**	$4.88	$3.30	$3.22	$4.23

Definitions

Certain abbreviations or acronyms used in the text and notes of this report are defined below:

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
Alliant Energy	Alliant Energy Corporation
ATC	American Transmission Company, LLC
Cargill	Cargill Incorporated
Cargill-Alliant	Cargill-Alliant, LLC
Corporate Services	Alliant Energy Corporate Services, Inc.
DAEC	Duane Arnold Energy Center
DNR	Department of Natural Resources
Dth	Dekatherm
EAC	Energy Adjustment Clause
Enron	Enron Corporation
EPA	U.S. Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
ICC	Illinois Commerce Commission
IESU	IES Utilities Inc.
IPC	Interstate Power Company
IP&L	Interstate Power and Light Company
ISO	Independent System Operator
IUB	Iowa Utilities Board
Kewaunee	Kewaunee Nuclear Power Plant
KWh	Kilowatt-Hour
MAIN	Mid-America Interconnected Network, Inc.
McLeod	McLeodUSA Incorporated
MGP	Manufactured Gas Plants
MPUC	Minnesota Public Utilities Commission
MW	Megawatt
MWh	Megawatt-Hour
NEPA	National Energy Policy Act of 1992
NOx	Nitrogen Oxides
NRC	Nuclear Regulatory Commission
PSCW	Public Service Commission of Wisconsin
PUHCA	Public Utility Holding Company Act of 1935
Resources	Alliant Energy Resources, Inc.
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SFAS 133	Accounting for Derivative Instruments and Hedging Activities
South Beloit	South Beloit Water, Gas & Electric Company
Southern Hydro	Southern Hydro Partnership
STB	U.S. Surface Transportation Board
TRANSLink	TRANSLink Transmission Company LLC
Union Pacific	Union Pacific Railroad
U.S.	United States
Whiting	Whiting Petroleum Corporation
WNRB	Wisconsin Natural Resources Board
WP&L	Wisconsin Power and Light Company
WUHCA	Wisconsin Utility Holding Company Act

BOARD OF DIRECTORS



Erroll B. Davis, Jr.
Chairman of the Board — Age 57
Director since 1982

Mr. Davis became President and Chief Executive Officer of Alliant Energy Corp. when the company was formed in 1998 by the merger of WPL Holdings, Inc., IES Industries Inc. and Interstate Power Company. He became Chairman of the Board in 2000. He first joined Wisconsin Power and Light Co. (a subsidiary of Alliant Energy) in 1978. In June 2002, Mr. Davis will become Chair of the Edison Electric Institute (EEI), the worldwide trade association for investor-owned electric utilities. In 2001, he was appointed to the U.S. Department of Energy's Electricity Advisory Board. He also serves on the Boards of BP Amoco p.l.c., PPG Industries, Inc. and Electric Power Research Institute.



Lee Liu
Vice Chairman of the Board — Age 68
Director since 1981

Mr. Liu served as Chairman of the Board of the company from April 1998 until April 2000. He was Chairman of the Board and Chief Executive Officer of IES Industries Inc. (a predecessor of Alliant Energy) prior to 1998. Mr. Liu held a number of professional, management and executive positions after joining the former Iowa Electric Light and Power Co. in 1957. He is a Director of Principal Financial Group and Eastman Chemical Company.



Alan B. Arends
Director since 1993 — Age 68

Mr. Arends is Chairman of the Board of Albert Lea, Minn.-based Alliance Benefit Group Financial Services Corp., an employee benefits company that he founded in 1983.



Jack B. Evans
Director since 2000 — Age 53

Since 1996, Mr. Evans has served as a Director and President of The Hall-Perrine Foundation, a private philanthropic corporation in Cedar Rapids, Iowa. Previously, Mr. Evans was President and Chief Operating Officer of SCI Financial Group, Inc., a regional financial services firm. Mr. Evans is a Director of Gazette Communications, the Federal Reserve Bank of Chicago and Nuveen Institutional Advisory Corp., and Vice Chairman and a Director of United Fire and Casualty Company.



Joyce L. Hanes
Director since 1982 — Age 69

Ms. Hanes has been a Director of Midwest Wholesale, Inc., a products wholesaler in Mason City, Iowa, since 1970 and Board Chair since December 1997, having previously served as Chair from 1986 to 1988. She is also a Director of Iowa Student Loan Liquidity Corp.



Katharine C. Lyall
Director since 1986 — Age 60

Ms. Lyall is President of the University of Wisconsin System in Madison, Wis. In addition to her administrative position, she is a professor of economics at the University of Wisconsin-Madison. She serves on the Boards of Directors of the Kemper National Insurance Companies, M&I Corporation and the Carnegie Foundation for the Advancement of Teaching.



Singleton B. McAllister
Director since 2001 — Age 49

Ms. McAllister is a partner with Patton Boggs LLP, a Washington, D.C.-based law firm working in the public policy and business law areas. From 1996 until early 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay, where she specialized in government relations and corporate law.



David A. Perdue
Director since 2001 — Age 52

Mr. Perdue is President and Chief Executive Officer of the Reebok Brand for Reebok International Limited, a designer, distributor and marketer of footwear, apparel and sports equipment, located in Canton, Mass. Prior to joining Reebok in 1998, he was Senior Vice President of Operations at Haggar, Inc.



Judith D. Pyle
Director since 1992 — Age 58

Ms. Pyle is Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. Prior to assuming her current position, Ms. Pyle served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corp. (a battery and lighting products manufacturer) based in Madison, Wis. In addition, Ms. Pyle is Vice Chair of Georgette Klinger, Inc. and a Director of Uniek, Inc.



Robert W. Schlutz
Director since 1989 — Age 65

Mr. Schlutz is President of Schlutz Enterprises, a diversified farming and retailing business in Columbus Junction, Iowa.



Wayne H. Stoppelmoor
Director since 1986 — Age 67

Mr. Stoppelmoor served as Vice Chairman of the Board of the company from April 1998 until April 2000. He was Chairman, President and Chief Executive Officer of Interstate Power Company (a predecessor of Alliant Energy) from 1986 until his retirement in 1997.



Anthony R. Weiler
Director since 1979 — Age 65

Mr. Weiler is a consultant for several home furnishings organizations. Prior to assuming his current position, Mr. Weiler had been a Senior Vice President for Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation.

Ages of directors are as of Dec. 31, 2001. Each election date represents the first year of Board affiliation with a company that ultimately became part of the Alliant Energy family.

2002 Committees of the Board

Audit Committee
Jack B. Evans (Chair)
Alan B. Arends
Katharine C. Lyall
Singleton B. McAllister
Judith D. Pyle

Compensation and Personnel Committee
Judith D. Pyle (Chair)
Alan B. Arends
Jack B. Evans
David A. Perdue

Nominating and Governance Committee
Anthony R. Weiler (Chair)
Joyce L. Hanes
Katharine C. Lyall
Singleton B. McAllister
Robert W. Schlutz

Environmental, Nuclear, Health and Safety Committee
Robert W. Schlutz (Chair)
Joyce L. Hanes
David A. Perdue
Anthony R. Weiler

Capital Approval Committee
Erroll B. Davis, Jr. (Chair)*
Jack B. Evans
Judith D. Pyle
Anthony R. Weiler

*Non-voting committee member

Alliant Energy Corporation Officers

Erroll B. Davis, Jr., 57 [1978]
Chairman, President and Chief Executive Officer

William D. Harvey, 52 [1986]
Executive Vice President-Generation
(President, Wisconsin Power and Light Company)

James E. Hoffman, 48 [1995]
Executive Vice President-Business Development
(President, Alliant Energy Resources, Inc.)

Eliot G. Protsch, 48 [1978]
Executive Vice President-Energy Delivery
(President, Interstate Power and Light Company)

Barbara J. Swan, 50 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 54 [1996]
Executive Vice President and Chief Financial Officer

Pamela J. Wegner, 54 [1993]
Executive Vice President-Shared Solutions
(President, Alliant Energy Corporate Services, Inc.)

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Joan M. Thompson, 44 [1977]
Assistant Controller

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Eric D. Mott, 34 [1996]
Assistant Treasurer

Alliant Energy Corporate Services Officers*

Erroll B. Davis, Jr., 57 [1978]
Chairman and Chief Executive Officer

Pamela J. Wegner, 54 [1993]
President

William D. Harvey, 52 [1986]
Executive Vice President-Generation

James E. Hoffman, 48 [1995]
Executive Vice President-Business Development

Eliot G. Protsch, 48 [1978]
Executive Vice President-Energy Delivery

Barbara J. Swan, 50 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 54 [1996]
Executive Vice President and Chief Financial Officer

Vern A. Gebhart, Jr. 48 [1975]
Vice President-Customer Operations

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

Daniel L. Mineck, 53 [1970]
Vice President-Performance Engineering and Environmental

Kim K. Zuhlke, 48 [1978]
Vice President-Engineering, Sales and Marketing

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Kent M. Ragsdale, 52 [1985]
Assistant Corporate Secretary

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Steven F. Price, 49 [1984]
Assistant Treasurer

Alliant Energy Resources Officers**

Erroll B. Davis, Jr., 57 [1978]
Chairman and Chief Executive Officer

James E. Hoffman, 48 [1995]
President

William D. Harvey, 52 [1986]
Executive Vice President

Eliot G. Protsch, 48 [1978]
Executive Vice President

Thomas M. Walker, 54 [1996]
Chief Financial Officer

Thomas L. Aller, 52 [1993]
Vice President
(President, Alliant Energy Investments, Inc.)

Charles Castine, 52 [1998]
Vice President
(President, Alliant Energy Integrated Services Company)

Dundeana K. Langer, 43 [1984]
Vice President-Infrastructure Security

Michael P. Maley, 43 [2001]
Vice President
(President, Alliant Energy Generation, Inc.)

Edward M. Gleason, 61 [1977]†
Vice President-Treasurer and Corporate Secretary

John K. Peterson, 49 [1998]
Vice President
(President, Alliant Energy International, Inc.)

John E. Kratchmer, 39 [1985]
Corporate Controller and Chief Accounting Officer

Daniel L. Siegfried, 41 [1992]
Assistant Corporate Secretary

Linda J. Wentzel, 53 [1978]
Assistant Corporate Secretary

Enrique Bacalao, 52 [1998]
Assistant Treasurer

Steven F. Price, 49 [1984]
Assistant Treasurer

Ages of officers are as of Dec. 31, 2001.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

*Alliant Energy Corporate Services, Inc. provides internal support to all business units within the company.

**Alliant Energy Resources, Inc. is the parent of the company's non-regulated businesses.

† Mr. Gleason retired on March 31, 2002. On April 1, 2002, Thomas L. Hanson assumed the position of Vice President-Treasurer, and F. J. Buri became Corporate Secretary.

SHAREOWNER INFORMATION

STOCK EXCHANGE LISTINGS

	Stock exchange	Trading symbol	Newspaper abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Wisconsin Power and Light Company — 4.50% Preferred	American Stock Exchange	WIS_p	WI P&L pf

All other Wisconsin Power and Light Company preferred series and all preferred series of Interstate Power and Light Company (formerly IES Utilities Inc. and Interstate Power Company) are traded on the over-the-counter market.

COMMON STOCK QUARTERLY PRICE RANGES AND DIVIDENDS

	2001			2000		
Quarter	**High**	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First	$ 33.20	$ 28.75	$.50	$37.75	$26.44	$0.50
Second	$ 32.67	$ 28.20	.50	$31.88	$25.75	.50
Third	$ 31.49	$ 27.90	.50	$31.25	$26.13	.50
Fourth	$ 32.29	$ 27.50	.50	$32.13	$28.63	.50
Year	**$ 33.20**	**$ 27.50**	**$2.00**	**$37.75**	**$25.75**	**$2.00**

Alliant Energy Corporation 2001 year-end common stock price: $30.36

2002 RECORD AND DIVIDEND PAYMENT DATES

Anticipated record and payment dates are as follows:

COMMON STOCK

Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 30	May 15
July 31	Aug. 15
Oct. 31	Nov. 15

Alliant Energy Corporation had 58,288 shareowners as of Dec. 31, 2001. Shareowner records are maintained in the corporate general office in Madison, Wis.

Street-name accounts

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports may also be obtained through the investor section of our Web site.

Annual meeting

The 2002 Annual Meeting of Shareowners will be held at the U.S. Cellular Center, Cedar Rapids, Iowa, on Wednesday, May 15, 2002, at 1 p.m., Central Daylight Time.

Form 10-K information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2001, as filed with the Securities and Exchange Commission. All reports filed with the SEC are also available through the investor section of our Web site.

Analyst inquiries

Inquiries from the financial community may be directed to:

Eric Mott
Assistant Treasurer
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3391
Fax: (608) 458-4824
E-mail: ericmott@alliantenergy.com

Stock transfer agent and registrar

For Alliant Energy common stock and all preferred stock of Wisconsin Power and Light Company and Interstate Power and Light Company, contact:

Alliant Energy Corporation
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568

Written inquiries should be mailed to this address as well.

Duplicate mailings

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access.

Electronic access

Electronic access allows you to obtain our annual report and proxy statements by using the Internet. Setup is easy and can be done by calling Shareowner Services. You will still receive account-related information by mail (e.g., checks and statements).

Shareowner information

The company's annual report and quarterly newsletter focus on the shareowner audience. Your questions and ideas are always welcome. Please direct them to Shareowner Services.

Shareowner direct plan

The Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the Plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

Direct deposit

Shareowners who are not reinvesting their dividends through the Plan may choose to have their quarterly dividend electronically deposited in their checking or savings account through this service. Electronic deposit may be arranged by contacting Shareowner Services.

Shareowner services

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Madison, Wis., area: (608) 458-3110
Toll-free: 1-800-356-5343

Internet address: *www.alliantenergy.com* (click on "Investors")

Our Vision

To be the customer's first choice for energy solutions.

Our Mission

To exceed the customer's expectations for comfort, security and productivity around the world.

The Alliant Energy Way

We value S.E.R.V.I.C.E.

Safety. We do not compromise the safety of employees or the general public.

Employees. We value a diverse workplace that fosters employee growth and development.

Responsibility. We are committed to the environment and the communities we are privileged to serve.

Value. We create value for our shareowners and focus on profitable growth.

Integrity. We vow to be ethical, open and honest. We maintain personal accountability for our actions and behavior.

Customer Focus. We are results-oriented and deliver on our promises.

Excellence. We value operational excellence and encourage innovation and creativity. We act quickly and are willing to embrace changes and take risks in pursuit of excellence.



Alliant Energy
Worldwide Headquarters
4902 N. Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner services: 1.800.356.5343

Operating Headquarters
200 First St. S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about
Alliant Energy is available on the
Web at *www.alliantenergy.com.*

LNT LISTED NYSE

The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

ALLIANT ENERGY.

We're on for you.

71-0973 101165 3/02 135M

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated IES Utilities Inc.	Consolidated Interstate Power Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, L.L.C.	Alliant Energy SPE LLC	Alliant Energy Corporation	Subtotal	Eliminations	Consolidated Alliant Energy Corporation
Operating Revenues:											
Electric	$700,926,167	$302,179,763	$753,450,489	$-	$-	$-	$-	$-	$1,756,556,419	$-	$1,756,556,419
Gas	220,269,017	60,745,392	206,862,861	-	-	-	-	-	487,877,270		487,877,270
Steam	32,130,226	-	-	-	20,515,879	-	-	-	52,646,105		52,646,105
Water	-	-	5,039,335	-	-	-	-	-	5,039,335		5,039,335
Non-regulated energy	-	-	-	-	167,581,868	-	-	-	167,581,868		167,581,868
Environmental and engineering services	-	-	-	-	79,909,666	-	-	-	79,909,666		79,909,666
Affordable housing	-	-	-	-	17,607,501	-	-	-	17,607,501		17,607,501
Oil and gas production	-	-	-	-	134,591,145	-	-	-	134,591,145		134,591,145
Professional fees, rents and other	-	-	-	273,349,215	81,069,329	-	-	-	354,418,544	(278,888,327)	75,530,217
Total operating revenues	953,325,410	362,925,155	965,352,685	273,349,215	501,275,388	-	-	-	3,056,227,853	(278,888,327)	2,777,339,526
Operating Expenses:											
Electric production fuels	114,549,869	56,729,817	120,722,469	-	-	-	-	-	292,002,155		292,002,155
Steam production fuels	18,687,155	-	-	-	-	-	-	-	18,687,155		18,687,155
Purchased power	127,587,540	58,272,951	217,305,596	-	-	-	-	-	403,166,087		403,166,087
Cost of gas sold	164,747,284	42,340,040	153,823,249	-	-	-	-	-	360,910,573		360,910,573
Cost of non-regulated energy sold	-	-	-	-	141,209,797	-	-	-	141,209,797		141,209,797
Other operating	177,648,752	72,155,120	134,214,230	263,121,626	233,662,248	-	-	3,608,848	884,410,824	(270,328,836)	614,081,988
Maintenance	53,825,402	19,016,568	52,262,441	-	7,335,905	-	-	-	132,440,316		132,440,316
Depreciation and amortization	110,496,434	37,997,330	129,097,715	-	56,557,648	-	-	-	334,149,127		334,149,127
Miscellaneous taxes other than income taxes	44,704,561	18,078,108	32,504,468	8,121,326	15,381,174	-	-	-	118,789,637	(8,121,326)	110,668,311
Total operating expenses	812,246,997	304,589,934	839,930,168	271,242,952	454,146,772	-	-	3,608,848	2,685,765,671	(278,450,162)	2,407,315,509
Operating Income (Loss)	141,078,413	58,335,221	125,422,517	2,106,263	47,128,616	-	-	(3,608,848)	370,462,182	(438,165)	370,024,017
Interest Expense and Other:											
Interest expense	51,330,655	13,814,723	42,603,786	-	68,441,160	-	-	14,281,402	190,471,726		190,471,726
Interest expense - intercompany	954,907	2,049,212	879,085	6,073,936	523,045	-	-	-	10,480,185	(10,480,185)	-
Interest income	(9,421,432)	(161,414)	(8,109,029)	-	(11,733,268)	-	-	(6,236,350)	(35,661,493)		(35,661,493)
Interest income - intercompany	(1,603,491)	-	-	(4,405,838)	(3,523)	-	-	(4,479,224)	(10,492,076)	10,492,076	-
Dividend income	(2,111)	-	(9,306)	-	(698,435)	-	-	(298)	(710,150)		(710,150)
Allowance for equity funds used during construction	(2,880,916)	(2,403)	(3,430,486)	-	-	-	-	-	(6,313,805)		(6,313,805)
Allowance for borrowed funds used during construction	(2,752,765)	(755,777)	(1,322,096)	-	-	-	-	-	(4,830,638)		(4,830,638)
Income from consolidated subsidiaries	-	-	-	-	-	-	-	(166,432,809)	(166,432,809)	166,432,809	-
Equity income from unconsolidated investments	-	-	(15,534,508)	-	(12,945,449)	(165,311)	-	(7,236,694)	(35,881,962)		(35,881,962)
Minority interest of loss	-	-	-	-	4,838,889	-	-	-	4,838,889		4,838,889
Other (income) and deductions - net	(1,742,021)	(446,477)	(4,382,601)	-	12,907,590	-	-	(3,000)	6,333,491	(11,891)	6,321,600
Total interest expense and other	33,882,826	14,497,864	10,694,845	1,668,098	61,330,009	(165,311)	-	(170,106,973)	(48,198,642)	166,432,809	118,234,167
Income (Loss) before Income Taxes and Preferred Dividends	107,195,587	43,837,357	114,727,672	438,165	(14,201,393)	165,311	-	166,498,125	418,660,824	(166,870,974)	251,789,850
Income Taxes:											
Current - Federal	39,795,141	17,525,243	36,786,979	1,110,548	(25,056,339)	-	-	(11,280,529)	58,881,043	(1,110,548)	57,770,495
- State	8,080,911	2,951,290	11,240,580	138,996	(7,026,056)	-	-	2,639,751	18,025,472	(138,996)	17,886,476
- Foreign	-	-	-	-	9,333,610	-	-	-	9,333,610		9,333,610
Deferred - Federal	(7,628,550)	(2,070,613)	(4,543,984)	(811,379)	14,364,784	-	-	2,406,336	1,716,594	811,379	2,527,973
- State	(1,361,440)	(694,788)	(417,427)	-	(3,464,060)	-	-	370,810	(5,566,905)		(5,566,905)
Section 29 tax credits	(230,042)	-	-	-	(6,837,384)	-	-	-	(7,067,426)		(7,067,426)
Amortization of investment tax credits	(2,364,467)	(1,035,588)	(1,829,223)	-	-	-	-	-	(5,229,278)		(5,229,278)
Low-income housing tax credits	-	-	-	-	(9,815,195)	-	-	-	(9,815,195)		(9,815,195)
Total income tax expense (benefit)	36,291,553	16,675,544	41,236,925	438,165	(28,500,640)	-	-	(5,863,632)	60,277,915	(438,165)	59,839,750
Preferred Dividend Requirements of Subsidiaries	914,376	2,495,664	3,310,248	-	-	-	-	-	6,720,288		6,720,288
Income before Cumulative Effect of a Change in Accounting Principle	69,989,658	24,666,149	70,180,499	-	14,299,247	165,311	-	172,361,757	351,662,621	(166,432,809)	185,229,812
Cumulative Effect of a Change in Accounting Principle, Net of Tax	-	-	-	-	(12,868,046)	-	-	-	(12,868,046)		(12,868,046)
Net Income	$69,989,658	$24,666,149	$70,180,499	$-	$1,431,201	$165,311	$-	$172,361,757	$338,794,575	($166,432,809)	$172,361,766

ALLIANT ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Consolidated IES Utilities Inc.	Consolidated Interstate Power Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, L.L.C.	Alliant Energy SPE LLC	Alliant Energy Corporation	Subtotal	Eliminations	Consolidated Alliant Energy Corporation
Property, Plant and Equipment:											
Utility:											
Plant in service:											
Electric	$2,368,520,187	$975,667,166	$1,779,593,461	$-	$-	$-	$-	$-	$5,123,780,814	$-	$5,123,780,814
Gas	234,178,023	82,435,475	280,880,622	-	-	-	-	-	597,494,120		597,494,120
Water	-	-	32,497,043	-	-	-	-	-	32,497,043		32,497,043
Steam	59,452,445	-	-	-	-	-	-	-	59,452,445		59,452,445
Other	166,048,070	16,818,983	243,121,272	-	-	-	-	-	425,988,325		425,988,325
Subtotal	2,828,198,725	1,074,921,624	2,336,092,398	-	-	-	-	-	6,239,212,747	-	6,239,212,747
Less - Accumulated depreciation	(1,490,572,535)	(556,182,209)	(1,328,111,872)	-	-	-	-	-	(3,374,866,616)		(3,374,866,616)
Total net plant in service	1,337,626,190	518,739,415	1,007,980,526	-	-	-	-	-	2,864,346,131	-	2,864,346,131
Construction work in progress	49,262,459	23,977,583	37,828,814	-	-	-	-	-	111,068,856		111,068,856
Nuclear fuel, net of amortization	37,407,488	-	17,403,754	-	-	-	-	-	54,811,242		54,811,242
Total utility plant, net	1,424,296,137	542,716,998	1,063,213,094	-	-	-	-	-	3,030,226,229	-	3,030,226,229
Other Property, Plant and Equipment:											
Rental property	-	-	-	-	175,631,995	-	-	-	175,631,995		175,631,995
Less - Accumulated depreciation	-	-	-	-	(36,761,477)	-	-	-	(36,761,477)		(36,761,477)
Oil and gas properties	-	-	-	-	392,123,528	-	-	-	392,123,528		392,123,528
Less - Accumulated depreciation	-	-	-	-	(110,809,066)	-	-	-	(110,809,066)		(110,809,066)
Other	8,978,941	280,779	819,584	51,369,012	421,456,721	-	-	-	482,905,037	(110,544)	482,794,493
Less - Accumulated depreciation	(2,544,039)	(13,092)	(138,862)	(2,356,581)	(65,356,603)	-	-	-	(70,409,177)		(70,409,177)
Total other property, plant and equipment, net	6,434,902	267,687	680,722	49,012,431	776,285,098	-	-	-	832,680,840	(110,544)	832,570,296
Total property, plant and equipment	1,430,731,039	542,984,685	1,063,893,816	49,012,431	776,285,098	-	-	-	3,862,907,069	(110,544)	3,862,796,525
Investments:											
Consolidated subsidiaries	-	-	-	-	-	-	-	1,946,275,417	1,946,275,417	(1,946,275,417)	-
Nuclear decommissioning trust funds	117,159,253	-	215,793,776	-	-	-	-	-	332,953,029		332,953,029
Investment *in foreign entities*	-	-	-	-	572,554,764	-	-	-	572,554,764		572,554,764
Investment in McLeodUSA Inc.	-	-	-	-	20,739,083	-	-	-	20,739,083		20,739,083
Cash surrender value - life insurance policies	6,401,148	2,402,756	8,956,602	-	1,227,413	-	-	10,733,743	29,721,662		29,721,662
Investment in low-income housing projects	-	-	-	-	4,869,745	-	-	-	4,869,745		4,869,745
Other	1,962,020	4,390,409	118,984,172	-	44,401,207	1,879,166	-	22,080,818	193,697,792	(15,000)	193,682,792
Total investments	125,522,421	6,793,165	343,734,550	-	643,792,212	1,879,166	-	1,979,089,978	3,100,811,492	(1,946,290,417)	1,154,521,075
Current Assets:											
Cash and cash equivalents	7,298,880	1,663,063	4,389,260	857,731	66,012,453	-	15,000	6,381,373	86,617,760		86,617,760
Accounts receivable - customers	1,288,439	275,510	(16,705,421)	3,770,892	86,160,244	-	-	-	74,789,664		74,789,664
Accounts receivable - *other*	20,622,412	5,193,711	16,571,393	428,796	25,779,098	-	-	5,579,142	74,174,552		74,174,552
Unbilled utility revenues	16,232,784	3,717,136	51,438,174	-	-	-	-	-	71,388,094		71,388,094
Current notes receivable	1,164,948	772,093	29,255	-	12,069,607	-	-	-	14,035,903		14,035,903
Allowance for doubtful accounts (accounts receivable - customers)	(1,288,439)	(275,510)	(1,542,815)	(52,817)	(5,438,510)	-	-	-	(8,598,091)		(8,598,091)
Allowance for doubtful accounts (accounts receivable - other)	(319,309)	-	-	-	-	-	-	-	(319,309)		(319,309)
Allowance for doubtful accounts *(notes)*	-	-	-	-	(385,659)	-	-	-	(385,659)		(385,659)
Intercompany receivables (accounts, notes, dividends, taxes, etc.)	2,803,399	2,073,309	3,676,176	73,682,415	2,021,583	-	381,803	3,793,224	88,431,909	(88,431,909)	-
Income taxes receivable	6,411,500	-	-	-	15,510,577	-	-	7,551,703	29,473,780		29,473,780
Prepaid gross receipts tax	-	-	25,672,964	-	-	-	-	-	25,672,964		25,672,964
Production fuel, at average cost	12,474,409	19,608,507	17,314,134	-	5,310,086	-	-	-	54,707,136		54,707,136
Materials and supplies, at average cost	24,223,193	4,897,897	20,668,620	-	4,610,898	-	-	-	54,400,608		54,400,608
Gas stored underground, at average cost	15,694,233	2,752,444	22,187,134	-	16,480,255	-	-	-	57,114,066		57,114,066
Regulatory assets	7,851,254	4,644,018	5,162,669	-	-	-	-	-	17,657,941		17,657,941
Restricted cash	180,057	636,838	-	-	42,909,176	-	-	-	43,726,071		43,726,071
Current derivative asset	10,532	20,971	5,929,553	-	544,168	-	-	-	6,505,224		6,505,224
Prepayments and other	1,544,590	2,705,236	1,896,548	3,546,749	16,078,621	-	-	110,487	25,882,231		25,882,231
Total current assets	116,192,882	48,685,223	156,687,644	82,233,766	287,662,597	-	396,803	23,415,929	715,274,844	(88,431,909)	626,842,935
Other Assets:											
Regulatory assets	94,113,256	37,996,312	109,863,672	-	-	-	-	-	241,973,240		241,973,240
Non-current notes receivable	-	290,000	71,036	-	27,677,957	-	-	-	28,038,993		28,038,993
Loans to money pools	1,938,663	-	-	-	-	-	-	168,758,935	170,697,598	(170,697,598)	-
Restricted cash	-	-	-	-	7,698,973	-	-	-	7,698,973		7,698,973
Prepaid pension costs	-	-	41,721,938	-	-	-	-	-	41,721,938		41,721,938
Unamortized debt expenses	5,001,037	1,037,044	14,105,596	-	8,976,323	-	-	-	29,120,000		29,120,000
Deferred charges and other	4,796,101	19,978,642	149,804,146	6,037	80,383,712	-	-	-	254,968,638		254,968,638
Total other assets	105,849,057	59,301,998	315,566,388	6,037	124,736,965	-	-	168,758,935	774,219,380	(170,697,598)	603,521,782
Total Assets	$1,778,295,399	$657,765,071	$1,879,882,398	$131,252,234	$1,832,476,872	$1,879,166	$396,803	$2,171,264,842	$8,453,212,785	($2,205,530,468)	$6,247,682,317

ALLIANT ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Consolidated IES Utilities Inc.	Consolidated Interstate Power Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consoliated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, L.L.C.	Alliant Energy SPE LLC	Alliant Energy Corporation	Subtotal	Eliminations	Consolidated Alliant Energy Corporation
Capitalization:											
Common stock and additional paid-in capital	$313,039,116	$142,849,107	$330,785,996	$1	$232,743,213	$2,312,500	$15,000	$1,238,481,876	$2,260,226,809	($1,021,744,933)	$1,238,481,876
Retained earnings	279,184,580	89,017,887	381,333,244	-	175,443,107	(433,334)	-	832,397,776	1,756,943,260	(924,649,791)	832,293,469
Accumulated other comprehensive income (loss):											
Unrealized security losses	-	-	-	-	(8,020,694)	-	-	-	(8,020,694)		(8,020,694)
Cumulative foreign currency translation adjustments	-	-	-	-	(126,807,718)	-	-	-	(126,807,718)		(126,807,718)
Accumulated derivative gain / (loss)	-	-	4,081,122	-	(5,308,701)	-	-	-	(1,227,579)		(1,227,579)
Minimum pension liability adjustment	-	(2,130,700)	(14,247,870)	-	-	-	-	-	(16,378,570)		(16,378,570)
Total common equity	592,223,696	229,736,294	701,952,492	1	268,049,207	1,879,166	15,000	2,070,879,652	3,864,735,508	(1,946,394,724)	1,918,340,784
Preferred stock (optional sinking fund)	18,320,300	10,819,050	59,963,000	-	-	-	-	-	89,102,350		89,102,350
Preferred stock (mandatory sinking fund)	-	24,850,526	-	-	-	-	-	-	24,850,526		24,850,526
Long-term debt (excluding current portion)	694,471,626	165,595,912	468,082,409	-	1,105,791,529	-	-	24,000,000	2,457,941,476		2,457,941,476
Borrowings from money pools	-	39,985,776	90,816,105	39,895,717	-	-	-	-	170,697,598	(170,697,598)	-
Total capitalization	1,305,015,622	470,987,558	1,320,814,006	39,895,718	1,373,840,736	1,879,166	15,000	2,094,879,652	6,607,327,458	(2,117,092,322)	4,490,235,136
Current liabilities:											
Current maturities and sinking funds	560,000	-	-	-	9,946,490	-	-	-	10,506,490		10,506,490
Variable rate demand bonds	-	-	55,100,000	-	-	-	-	-	55,100,000		55,100,000
Commercial paper	-	-	-	-	-	-	-	68,389,000	68,389,000		68,389,000
Notes payable	-	-	-	-	15,284	-	-	-	15,284		15,284
Other short term borrowings	-	-	-	-	84,317,758	-	-	-	84,317,758		84,317,758
Capital lease obligation	15,278,143	13,814	-	-	147,818	-	-	-	15,439,775		15,439,775
Accounts payable	40,114,975	15,133,962	98,173,027	41,902,596	49,868,998	-	381,803	-	245,575,361	(95,005)	245,480,356
Dividends payable - common	-	-	-	-	-	-	-	817,258	817,258		817,258
Dividends payable - preferred	228,451	598,598	434,582	-	-	-	-	-	1,261,631	-	1,261,631
Intercompany payables (accounts, notes, dividends, taxes, etc.)	25,776,654	12,637,585	36,678,027	8,744,502	2,943,548	-	-	1,556,588	88,336,904	(88,336,904)	-
Accrued payroll and vacations	5,412,588	2,489,917	6,838,652	8,661,455	7,096,129	-	-	-	30,498,741		30,498,741
Accrued interest	12,179,385	2,535,583	8,876,194	-	10,021,749	-	-	2,100,444	35,713,355		35,713,355
Accrued income taxes	11,981,773	2,217,684	1,217,256	4,347,578	8,576,472	-	-	-	28,340,763		28,340,763
Accrued other taxes (property, payroll, etc.)	41,398,624	15,149,368	839,504	234,790	4,449,674	-	-	-	62,071,960		62,071,960
Accumulated refueling outage provision	5,613,619	-	-	-	-	-	-	-	5,613,619		5,613,619
Environmental liabilities	5,570,717	1,112,000	623,957	-	7,681	-	-	-	7,314,355		7,314,355
Current derivative liability	368,986	134,398	648,645	-	2,462,849	-	-	-	3,614,878		3,614,878
Other current liabilities	14,223,160	2,644,731	15,740,897	15,378,967	37,254,160	-	-	-	85,241,915		85,241,915
Total current liabilities	178,707,075	54,667,640	225,170,741	79,269,888	217,108,610	-	381,803	72,863,290	828,169,047	(88,431,909)	739,737,138
Deferred Credits and Other Non-current Liabilities:											
Accumulated deferred income taxes	190,821,224	77,189,146	206,245,002	(14,866,781)	177,116,337	-	-	(4,033,090)	632,471,838		632,471,838
Accumulated deferred investments tax credit	22,698,156	11,793,091	24,906,746	-	-	-	-	-	59,397,993		59,397,993
Pension and other benefit obligations	24,277,329	16,295,620	18,174,606	26,654,352	3,538,694	-	-	7,554,990	96,495,591		96,495,591
Capital lease obligation	22,129,345	42,123	-	-	34,592	-	-	-	22,206,060		22,206,060
Environmental liabilities	24,349,939	13,856,000	6,868,523	-	4,070,000	-	-	-	49,144,462		49,144,462
Customer advances	3,066,797	426,585	34,177,801	-	-	-	-	-	37,671,183		37,671,183
Minority interest	-	-	-	-	43,378,252	-	-	-	43,378,252		43,378,252
Non-current derivative liability	-	-	-	-	358,445	-	-	-	358,445		358,445
Other	7,229,912	12,507,308	43,524,973	299,057	13,031,206	-	-	-	76,592,456	(6,237)	76,586,219
Total long-term liabilities	294,572,702	132,109,873	333,897,651	12,086,628	241,527,526	-	-	3,521,900	1,017,716,280	(6,237)	1,017,710,043
Total Liabilities and Capitalization	$1,778,295,399	$657,765,071	$1,879,882,398	$131,252,234	$1,832,476,872	$1,879,166	$396,803	$2,171,264,842	$8,453,212,785	($2,205,530,468)	$6,247,682,317

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated IES Utilities Inc.	Consolidated Interstate Power Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, L.L.C.	Alliant Energy SPE LLC	Alliant Energy Corporation	Subtotal	Eliminations	Consolidated Alliant Energy Corporation
Cash flows from operating activities:											
Net income	$70,904,034	$27,161,813	$73,490,747	$-	$1,431,201	$165,311	$-	$172,361,757	$345,514,863	($173,153,097)	$172,361,766
Adjustments to reconcile net income to net cash flows from operating activities:											
Depreciation and amortization	110,496,434	37,997,330	129,097,715	-	56,557,648	-	-	-	334,149,127		334,149,127
Amortization of nuclear fuel	12,702,104	-	4,554,260	-	-	-	-	-	17,256,364		17,256,364
Amortization of deferred energy efficiency expenditures	9,237,491	7,794,657	-	-	-	-	-	-	17,032,148		17,032,148
Deferred taxes and investment tax credits	(11,354,457)	(3,800,989)	(6,790,634)	(811,379)	15,562,452	-	-	2,777,146	(4,417,861)	811,379	(3,606,482)
Refueling outage provision	(3,628,450)	-	-	-	-	-	-	-	(3,628,450)		(3,628,450)
(Gains)/losses on dispositions of assets	1,448	(41,106)	(15,253)	-	(16,063,599)	-	-	-	(16,118,510)		(16,118,510)
Other	(716,664)	849,102	(17,608,902)	-	40,477,524	(165,311)	-	(179,300)	22,656,449	-	22,656,449
Other changes in assets and liabilities:											
Accounts receivable	35,345,932	43,387,122	14,407,115	(626,720)	(14,173,039)	-	(381,803)	(6,417,440)	71,541,167	10,263,018	81,804,185
Notes receivable	163,777	556,448	25,293	-	(1,493,018)	-	-	-	(747,500)	-	(747,500)
Production fuel, at average cost	(1,386,383)	(3,260,001)	497,008	-	(3,930,694)	-	-	-	(8,080,070)		(8,080,070)
Materials and supplies, at average cost	2,008,867	1,074,697	970,732	-	(2,524,929)	-	-	-	1,529,367		1,529,367
Gas stored underground, at average cost	3,595,871	2,457,268	(8,310,846)	-	(13,497,058)	-	-	-	(15,754,765)		(15,754,765)
Accounts payable	(30,579,555)	(9,384,927)	(20,891,263)	6,625,763	18,260,596	-	381,803	(10,997,253)	(46,584,836)	(10,263,018)	(56,847,854)
Accrued taxes	5,310,998	3,433,120	(1,224,503)	4,299,312	(8,889,877)	-	-	-	2,929,050	-	2,929,050
Other	(12,838,415)	8,746,057	(32,656,886)	5,145,745	(30,246,602)	-	-	(1,985,666)	(63,835,767)	(811,379)	(64,647,146)
Net cash flows from operating activities	189,263,032	116,970,591	135,544,583	14,632,721	41,470,605	-	-	155,559,244	653,440,776	(173,153,097)	480,287,679
Cash flows from (used for) financing activities:											
Common stock dividends	(58,633,852)	(21,705,899)	(60,448,781)	-	-	-	-	(158,230,254)	(299,018,786)	140,788,532	(158,230,254)
Preferred stock dividends	(914,376)	(2,495,664)	(3,310,248)	-	-	-	-	-	(6,720,288)	6,720,288	-
Proceeds from issuance of common stock	-	-	-	-	-	-	-	288,552,979	288,552,979		288,552,979
Net change in Alliant Energy Resources, Inc.'s credit facility	-	-	-	-	63,110,000	-	-	-	63,110,000		63,110,000
Proceeds from issuance of long-term debt	200,000,000	-	-	-	319,543,134	-	-	-	519,543,134		519,543,134
Reductions of long-term debt	(84,110,000)	(5,000,000)	(47,000,000)	-	(11,151,368)	-	-	-	(147,261,368)		(147,261,368)
Net change in short-term borrowings	-	-	-	-	(66,540,848)	-	-	(265,496,000)	(332,036,848)	-	(332,036,848)
Net change in borrowings from / (loans to) money pools	(103,033,931)	(28,232,594)	61,572,051	22,888,663	-	-	-	46,805,811	-	-	-
Principal payments under capital lease obligations	(9,122,405)	-	-	-	-	-	-	-	(9,122,405)		(9,122,405)
Net change in dividends payable	(143)	(67)	9	-	-	-	-	(29,233)	(29,434)	-	(29,434)
Other	10,370,120	(181,493)	32,279,755	-	(30,112,094)	-	15,000	-	12,371,288	(35,669,476)	(23,298,188)
Net cash flows from (used for) financing activities	(45,444,587)	(57,615,717)	(16,907,214)	22,888,663	274,848,824	-	15,000	(88,396,697)	89,388,272	111,839,344	201,227,616
Cash flows used for investing activities:											
Construction and acquisition expenditures:											
Utility	(137,735,651)	(56,021,213)	(147,031,568)	-	-	-	-	-	(340,788,432)		(340,788,432)
Other	-	-	-	(40,019,059)	(437,555,111)	-	-	-	(477,574,170)		(477,574,170)
Nuclear decommissioning trust fund contributions	(6,008,004)	-	(16,092,000)	-	-	-	-	-	(22,100,004)		(22,100,004)
Proceeds from dispositions of assets	40,544	176,095	75,600,249	-	51,993,337	-	-	-	127,810,225		127,810,225
Other	428,363	(4,717,642)	(29,308,550)	1,680,564	1,298,196	-	-	(61,355,290)	(91,974,358)	61,313,753	(30,660,605)
Net cash flows used for investing activities	(143,274,748)	(60,562,760)	(116,831,869)	(38,338,495)	(384,263,578)	-	-	(61,355,290)	(804,626,740)	61,313,753	(743,312,987)
Net increase (decrease) in cash and temporary cash investments	543,697	(1,207,886)	1,805,500	(817,111)	(67,944,149)	-	15,000	5,807,257	(61,797,692)	-	(61,797,692)
Cash and temporary cash investments at beginning of period	6,755,183	2,870,949	2,583,760	1,674,842	133,956,602	-	-	574,116	148,415,452		148,415,452
Cash and temporary cash investments at end of period	$7,298,880	$1,663,063	$4,389,260	$857,731	$66,012,453	$-	$15,000	$6,381,373	$86,617,760	$-	$86,617,760

Exhibit F.5

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated IES Utilities Inc.	Consolidated Interstate Power Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, L.L.C.	Alliant Energy SPE LLC	Alliant Energy Corporation	Subtotal	Eliminations	Consolidated Alliant Energy Corporation
Balance at January 1, 2001	$267,828,773	$86,057,637	$371,601,526	$-	$174,011,916	($598,645)	$-	$818,266,273	$1,717,167,480	($899,005,514)	$818,161,966
Net income	70,904,034	27,161,813	73,490,747	-	1,431,201	165,311	-	172,361,757	345,514,863	(173,153,097)	172,361,766
Cash dividends declared on common stock	(58,633,852)	(21,705,899)	(60,448,781)	-	-	-	-	(158,230,254)	(299,018,786)	140,788,532	(158,230,254)
Cash dividends declared on preferred stock	(914,376)	(2,495,664)	(3,310,248)	-	-	-	-	-	(6,720,288)	6,720,288	-
Balance at December 31, 2001	$279,184,579	$89,017,887	$381,333,244	$-	$175,443,117	($433,334)	$-	$832,397,776	$1,756,943,269	($924,649,791)	$832,293,478

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	Alliant Energy do Brasil Limitada	LNT Communications L.L.C.	AER Holding Company	SmartEnergy, Inc.	Alliant Energy Development, LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Resources, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Resources, Inc.
Operating Revenues:																	
Steam	$1,357,310	$19,158,569	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$20,515,879	$-	$20,515,879
Non-regulated energy	104,120,487	57,550,943	-	-	-	-	-	-	-	5,910,438	-	-	-	-	167,581,868		167,581,868
Environmental and engineering services	79,909,666	-	-	-	-	-	-	-	-	-	-	-	-	-	79,909,666		79,909,666
Affordable housing	-	-	17,607,501	-	-	-	-	-	-	-	-	-	-	-	17,607,501		17,607,501
Oil and gas production	-	-	-	-	134,591,145	-	-	-	-	-	-	-	-	-	134,591,145		134,591,145
Professional fees, rents and other	48,782,967	8,717,054	7,207,886	19,738,542	-	135,031	-	-	-	-	-	1,778,094	5,908,812	2,148,744	94,417,130	(13,347,801)	81,069,329
Total operating revenues	234,170,430	85,426,566	24,815,387	19,738,542	134,591,145	135,031	-	-	-	5,910,438	-	1,778,094	5,908,812	2,148,744	514,623,189	(13,347,801)	501,275,388
Operating Expenses:																	
Cost of non-regulated energy sold	100,559,134	37,568,720	-	-	-	-	-	-	-	3,081,943	-	-	-	-	141,209,797		141,209,797
Other operating	119,764,664	30,492,901	14,312,049	9,101,546	47,065,498	253,704	404,547	-	18,733	2,831,425	-	2,217,274	4,349,161	16,198,547	247,010,049	(13,347,801)	233,662,248
Maintenance	1,837,020	1,887,644	1,044,526	2,253,464	-	-	-	-	-	110,434	-	-	138,193	64,624	7,335,905		7,335,905
Depreciation and amortization	11,518,921	8,171,888	5,539,758	2,314,601	26,904,455	33,409	9,909	-	-	265,772	-	232,526	1,293,019	273,390	56,557,648		56,557,648
Miscellaneous taxes other than income taxes	3,375,370	555,347	2,271,684	1,625,122	6,481,783	604	-	-	-	47,106	-	-	96,864	927,294	15,381,174		15,381,174
Total operating expenses	237,055,109	78,676,500	23,168,017	15,294,733	80,451,736	287,717	414,456	-	18,733	6,336,680	-	2,449,800	5,877,237	17,463,855	467,494,573	(13,347,801)	454,146,772
Operating Income (Loss)	(2,884,679)	6,750,066	1,647,370	4,443,809	54,139,409	(152,686)	(414,456)	-	(18,733)	(426,242)	-	(671,706)	31,575	(15,315,111)	47,128,616	-	47,128,616
Interest Expense and Other:																	
Interest expense	(204,815)	4,180,039	5,323,589	38,748	(192,319)	29,107	-	-	-	4,434	-	6,283	(3,556)	59,259,650	68,441,160		68,441,160
Interest expense - intercompany	11,348,078	52,214,003	4,302,878	1,170,845	10,232,833	-	-	-	-	103,087	-	-	-	1,892,655	81,264,379	(80,741,334)	523,045
Interest income	(995,919)	(8,008,497)	(1,596,700)	(8,835)	(12,845)	(81,067)	-	-	-	(2,043)	-	(23,133)	(303,878)	(700,351)	(11,733,268)		(11,733,268)
Interest income - intercompany	(1,244,375)	-	(29,417,617)	(284,852)	-	(641,415)	-	-	-	-	-	-	-	(49,156,598)	(80,744,857)	80,741,334	(3,523)
Dividend income	-	(698,435)	-	-	-	-	-	-	-	-	-	-	-	-	(698,435)		(698,435)
Income from consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,569,283)	(19,569,283)	19,569,283	-
Equity (income) / loss from unconsolidated investments	(514,375)	(13,239,354)	483,238	-	-	65,784	-	-	-	-	(365,663)	-	(38,469)	743,468	(12,865,371)	(80,078)	(12,945,449)
Minority interest of (income) / loss	82,785	3,961,540	870,441	(58,193)	-	-	-	-	-	-	-	-	-	-	4,856,573	(17,684)	4,838,889
Other (income) and deductions - net	1,003,826	(3,543,172)	(2,498,608)	(1,967,935)	(11,697,830)	(480)	-	15,634,230	-	-	-	(1,743)	(118,594)	16,097,896	12,907,590	-	12,907,590
Total interest expense and other	9,475,205	34,866,124	(22,532,779)	(1,110,222)	(1,670,161)	(628,071)	-	15,634,230	-	105,478	(365,663)	(18,593)	(464,497)	8,567,437	41,858,488	19,471,521	61,330,009
Income (Loss) before Income Taxes	(12,359,884)	(28,116,058)	24,180,149	5,554,031	55,809,570	475,385	(414,456)	(15,634,230)	(18,733)	(531,720)	365,663	(653,113)	496,072	(23,882,548)	5,270,128	(19,471,521)	(14,201,393)
Income Taxes:																	
Current - Federal	(5,759,876)	(19,072,858)	6,321,320	1,574,485	7,895,251	152,641	-	-	(6,557)	582	-	(151,600)	199,754	(16,209,481)	(25,056,339)		(25,056,339)
- State	(1,160,366)	(7,087,479)	1,694,889	332,350	1,995,400	37,636	-	-	-	15,370	-	-	20,505	(2,874,361)	(7,026,056)		(7,026,056)
- Foreign	1,369,022	7,964,588	-	-	-	-	-	-	-	-	-	-	-	-	9,333,610		9,333,610
Deferred - Federal	974,116	2,390,424	1,425,410	324,312	11,831,109	-	-	-	-	(161,553)	-	(3,900)	(33,074)	(2,382,060)	14,364,784	-	14,364,784
- State	(42,357)	80,303	306,525	67,615	-	-	-	-	-	-	-	-	(28,309)	(3,847,837)	(3,464,060)	-	(3,464,060)
Section 29 tax credits	(262,384)	-	-	-	(6,575,000)	-	-	-	-	-	-	-	-	-	(6,837,384)		(6,837,384)
Low-income housing tax credits	-	-	(9,078,360)	-	-	(736,835)	-	-	-	-	-	-	-	-	(9,815,195)		(9,815,195)
Total income tax expense (benefit)	(4,881,845)	(15,725,022)	669,784	2,298,762	15,146,760	(546,558)	-	-	(6,557)	(145,601)	-	(155,500)	158,876	(25,313,739)	(28,500,640)	-	(28,500,640)
Income (Loss) before Cumulative Effect of a Change in Accounting Principle	(7,478,039)	(12,391,036)	23,510,365	3,255,269	40,662,810	1,021,943	(414,456)	(15,634,230)	(12,176)	(386,119)	365,663	(497,613)	337,196	1,431,191	33,770,768	(19,471,521)	14,299,247
Cumulative Effect of a Change in Accounting Principle, Net of Tax	-	(12,868,046)	-	-	-	-	-	-	-	-	-	-	-	-	(12,868,046)		(12,868,046)
Net Income / (Loss)	($7,478,039)	($25,259,082)	$23,510,365	$3,255,269	$40,662,810	$1,021,943	($414,456)	($15,634,230)	($12,176)	($386,119)	$365,663	($497,613)	$337,196	$1,431,191	$20,902,722	($19,471,521)	$1,431,201

On January 1, 2001, Alliant Energy Industrial Services, Inc. was dissolved and Alliant Energy Integrated Services Company was incorporated. On January 1, 2001, Whiting Petroleum Corporation became a subsidiary of Alliant Energy Resources, Inc., and was no longer a subsidiary of Alliant Energy Integrated Services Company. On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidaries of Alliant Energy Resources, Inc.

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	Alliant Energy do Brasil Limitada	LNT Communications L.L.C.	AER Holding Company	SmartEnergy, Inc.	Alliant Energy Development, LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Resources, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Resources, Inc.
Property, Plant and Equipment:																	
Other Property, Plant and Equipment:																	
Rental property	$-	$-	$175,631,995	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$175,631,995	$-	$175,631,995
Less - Accumulated depreciation	-	-	(36,761,477)	-	-	-	-	-	-	-	-	-	-	-	(36,761,477)		(36,761,477)
Oil and gas properties	-	-	-	-	392,123,528	-	-	-	-	-	-	-	-	-	392,123,528		392,123,528
Less - Accumulated depreciation	-	-	-	-	(110,809,066)	-	-	-	-	-	-	-	-	-	(110,809,066)		(110,809,066)
Other	104,739,689	169,522,154	8,729,707	68,722,445	4,736,547	36,463	-	-	-	3,282,144	-	-	-	62,061,243	421,830,392	(373,671)	421,456,721
Less - Accumulated depreciation	(25,537,945)	(11,756,443)	(1,452,357)	(20,669,143)	(3,019,715)	(25,226)	-	-	-	(1,787,962)	-	-	-	(1,107,812)	(65,356,603)		(65,356,603)
Total other property, plant and equipment, net	79,201,744	157,765,711	146,147,868	48,053,302	283,031,294	11,237	-	-	-	1,494,182	-	-	-	60,953,431	776,658,769	(373,671)	776,285,098
Total property, plant and equipment	79,201,744	157,765,711	146,147,868	48,053,302	283,031,294	11,237	-	-	-	1,494,182	-	-	-	60,953,431	776,658,769	(373,671)	776,285,098
Investments:																	
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	541,926,632	541,926,632	(541,926,632)	-
Investment in foreign entities	-	572,554,764	-	-	-	-	-	-	-	-	-	-	-	-	572,554,764		572,554,764
Investment in McLeodUSA Inc.	-	-	14,257,584	-	-	-	-	696,834	-	-	-	-	-	5,784,665	20,739,083		20,739,083
Cash surrender value - life insurance policies	-	-	-	-	-	-	-	-	-	-	-	-	-	1,227,413	1,227,413		1,227,413
Investment in low-income housing projects	-	-	4,699,722	-	-	170,023	-	-	-	-	-	-	-	-	4,869,745		4,869,745
Other	11,132,746	9,990	4,910,864	-	900,000	31,800	-	-	21,436,116	-	-	-	-	5,979,691	44,401,207	-	44,401,207
Total investments	11,132,746	572,564,754	23,868,170	-	900,000	201,823	-	696,834	21,436,116	-	-	-	-	554,918,401	1,185,718,844	(541,926,632)	643,792,212
Current Assets:																	
Cash and cash equivalents	3,596,573	37,343,027	4,955,600	584,700	1,016,979	40,879	-	-	1,843	513,946	-	-	-	17,958,906	66,012,453		66,012,453
Accounts receivable - customers	39,791,199	11,796,448	916,466	3,060,590	22,143,008	-	-	-	-	8,452,533	-	-	-	-	86,160,244		86,160,244
Accounts receivable - other	9,990,914	14,266,961	1,176,423	-	15,752	100,706	-	-	-	151,688	-	-	-	76,654	25,779,098		25,779,098
Current notes receivable	9,323,265	948,673	1,716,831	-	-	80,838	-	-	-	-	-	-	-	-	12,069,607		12,069,607
Allowance for doubtful accounts (accounts receivable - customers)	(4,010,166)	-	(17,625)	-	(257,000)	-	-	-	-	(1,153,719)	-	-	-	-	(5,438,510)		(5,438,510)
Allowance for doubtful accounts (notes)	-	-	(385,659)	-	-	-	-	-	-	-	-	-	-	-	(385,659)		(385,659)
Intercompany receivables (accounts, notes, dividends, taxes)	364,101	3,041	431,218,776	59,372	44,268	1,658,674	-	-	-	-	-	-	-	12,263,981	445,612,213	(443,590,630)	2,021,583
Income taxes receivable	3,009,082	6,814,431	826,244	280,565	2,268,788	1,624,772	-	-	6,557	-	-	-	-	597,729	15,428,168	82,409	15,510,577
Production fuel, at average cost	-	5,310,086	-	-	-	-	-	-	-	-	-	-	-	-	5,310,086		5,310,086
Materials and supplies, at average cost	1,627,882	2,010,561	-	972,455	-	-	-	-	-	-	-	-	-	-	4,610,898		4,610,898
Gas stored underground, at average cost	16,480,255	-	-	-	-	-	-	-	-	-	-	-	-	-	16,480,255		16,480,255
Restricted cash	-	33,569,494	2,870,826	-	6,434,471	-	-	-	-	34,385	-	-	-	-	42,909,176	-	42,909,176
Current derivative asset	-	-	-	-	-	-	-	-	-	544,168	-	-	-	-	544,168		544,168
Prepayments and other	4,566,180	240,426	262,949	414,419	2,549,934	4,115	-	-	-	4,828,010	-	-	-	3,201,672	16,067,705	10,916	16,078,621
Total current assets	84,739,285	112,303,148	443,540,831	5,372,101	34,216,200	3,509,984	-	-	8,400	13,371,011	-	-	-	34,098,942	731,159,902	(443,497,305)	287,662,597
Other Assets:																	
Non-current notes receivable	21,075,730	-	6,383,082	-	-	219,145	-	-	-	-	-	-	-	-	27,677,957		27,677,957
Loans to money pools	5,295,674	-	9,186,571	-	-	5,960,949	-	-	-	-	-	-	-	781,244,135	801,687,329	(801,687,329)	-
Restricted cash	-	-	5,719,005	-	-	1,536,509	-	-	-	443,459	-	-	-	-	7,698,973		7,698,973
Unamortized debt expenses	-	-	1,972,920	-	-	-	-	-	-	-	-	-	-	7,003,403	8,976,323		8,976,323
Deferred charges and other	52,839,876	15,922,894	1,607,807	124,085	187,882	118,919	-	-	-	9,345,774	-	-	-	242,990	80,390,227	(6,515)	80,383,712
Total other assets	79,211,280	15,922,894	24,869,385	124,085	187,882	7,835,522	-	-	-	9,789,233	-	-	-	788,490,528	926,430,809	(801,693,844)	124,736,965
Total Assets	$254,285,055	$858,556,507	$638,426,254	$53,549,488	$318,335,376	$11,558,566	$-	$696,834	$21,444,516	$24,654,426	$-	$-	$-	$1,438,461,302	$3,619,968,324	($1,787,491,452)	$1,832,476,872

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	Alliant Energy do Brasil Limitada	LNT Communications L.L.C.	AER Holding Company	SmartEnergy, Inc.	Alliant Energy Development, LLC	Energy Performance Services, Inc.	Cogenex Corporation	*Alliant Energy Resources, Inc.*	Subtotal	Eliminations	Consolidated *Alliant Energy* Resources, Inc.
Capitalization:																	
Common stock and additional paid-in capital	$29,325,020	$30,488,761	$65,740,753	$7,836,956	$47,874,961	$5,724,887	$-	$374,000,000	$23,296,735	$16,436,573	$-	$-	$-	$232,743,213	$833,467,859	($600,724,646)	$232,743,213
Retained earnings	(7,478,042)	(51,645,917)	246,621,673	21,061,754	65,880,433	4,825,837	-	(333,790,818)	(12,176)	(4,297,441)	-	-	-	199,077,469	140,242,772	35,200,335	175,443,107
Accumulated other comprehensive income (loss):																	
Unrealized security gains (losses)	-	2,036,788	(8,140,898)	-	190,000	14,541	-	(39,512,348)	(1,196,077)	-	-	-	-	15,239,799	(31,368,195)	23,347,501	(8,020,694)
Cumulative foreign currency translation adjustments	-	(126,807,718)	-	-	-	-	-	-	-	-	-	-	-	-	(126,807,718)		(126,807,718)
Accumulated derivative loss	-	(2,074,378)	-	-	-	-	-	-	-	(982,457)	-	-	-	(2,251,866)	(5,308,701)		(5,308,701)
Total common equity	21,846,978	(148,002,464)	304,221,528	28,898,710	113,945,394	10,565,265	-	696,834	22,088,482	11,156,675	-	-	-	444,808,615	810,226,017	(542,176,810)	268,049,207
Long-term debt (excluding current portion)	-	21,519,280	95,039,750	1,225,017	-	-	-	-	-	-	-	-	-	988,007,482	1,105,791,529		1,105,791,529
Borrowings from money pools	178,332,917	399,344,711	56,266,631	8,898,587	158,844,483	-	-	-	-	-	-	-	-	-	801,687,329	(801,687,329)	-
Total capitalization	200,179,895	272,861,527	455,527,909	39,022,314	272,789,877	10,565,265	-	696,834	22,088,482	11,156,675	-	-	-	1,432,816,097	2,717,704,875	(1,343,864,139)	1,373,840,736
Current liabilities:																	
Current maturities and sinking funds	-	5,239,045	4,569,536	137,909	-	-	-	-	-	-	-	-	-	-	9,946,490		9,946,490
Notes payable	15,284	-	-	-	-	-	-	-	-	-	-	-	-	-	15,284		15,284
Other short term borrowings	-	84,317,758	-	-	-	-	-	-	-	-	-	-	-	-	84,317,758		84,317,758
Capital lease obligation	5,032	88,432	-	-	-	-	-	-	-	54,354	-	-	-	-	147,818		147,818
Accounts payable	13,447,036	16,406,120	1,164,159	2,224,396	12,890,874	-	-	-	-	3,045,016	-	-	-	691,397	49,868,998		49,868,998
Intercompany payables (accounts, notes, dividends, taxes)	1,346,761	429,759,402	2,691,126	150,931	64,174	7,253	-	-	76	9,449,540	-	-	-	3,064,915	446,534,178	(443,590,630)	2,943,548
Accrued payroll and vacations	3,217,904	1,301,984	386,625	366,008	-	32,000	-	-	-	166,792	-	-	-	1,624,816	7,096,129		7,096,129
Accrued interest	-	102,466	837,016	2,668	-	-	-	-	-	-	-	-	-	9,079,599	10,021,749		10,021,749
Accrued income taxes	2,025,422	1,732,639	3,957,788	848,247	-	-	-	-	-	12,376	-	-	-	-	8,576,472		8,576,472
Accrued other taxes (property, payroll, etc.)	356,498	1,043,687	68,805	706,973	1,779,646	-	-	-	-	329,539	-	-	-	164,526	4,449,674		4,449,674
Environmental liabilities	-	-	-	7,681	-	-	-	-	-	-	-	-	-	-	7,681		7,681
Current derivative liability	-	-	-	-	-	-	-	-	-	2,462,849	-	-	-	-	2,462,849		2,462,849
Other current liabilities	14,804,434	7,282,841	4,447,061	481,648	5,659,375	109,266	-	-	-	3,896,095	-	-	-	573,440	37,254,160	-	37,254,160
Total current liabilities	35,218,371	547,274,374	18,122,116	4,926,461	20,394,069	148,519	-	-	76	19,416,561	-	-	-	15,198,693	660,699,240	(443,590,630)	217,108,610
Deferred Credits and Other Non-current Liabilities:																	
Accumulated deferred income taxes	7,666,321	2,316,248	156,962,828	7,310,116	21,151,430	12,514	-	-	(644,042)	(5,939,386)	-	-	-	(11,719,692)	177,116,337		177,116,337
Pension and other benefit obligations	-	-	-	2,290,597	-	-	-	-	-	-	-	-	-	1,248,097	3,538,694		3,538,694
Capital lease obligation	14,016	-	-	-	-	-	-	-	-	20,576	-	-	-	-	34,592		34,592
Environmental liabilities	-	-	70,000	-	4,000,000	-	-	-	-	-	-	-	-	-	4,070,000		4,070,000
Minority interest	2,415,985	36,026,085	4,972,865	-	-	-	-	-	-	-	-	-	-	-	43,414,935	(36,683)	43,378,252
Non-current derivative liability	-	-	-	-	-	-	-	-	-	-	-	-	-	358,445	358,445		358,445
Other	8,790,467	78,273	2,770,536	-	-	832,268	-	-	-	-	-	-	-	559,662	13,031,206		13,031,206
Total long-term liabilities	18,886,789	38,420,606	164,776,229	9,600,713	25,151,430	844,782	-	-	(644,042)	(5,918,810)	-	-	-	(9,553,488)	241,564,209	(36,683)	241,527,526
Total Liabilities and Capitalization	$254,285,055	$858,556,507	$638,426,254	$53,549,488	$318,335,376	$11,558,566	$-	$696,834	$21,444,516	$24,654,426	$-	$-	$-	$1,438,461,302	$3,619,968,324	($1,787,491,452)	$1,832,476,872

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Alliant Energy Industrial Services, Inc.	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	Alliant Energy do Brasil Limitada	LNT Communications L.L.C.	AER Holding Company	SmartEnergy, Inc.	Alliant Energy Development, LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Resources, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Resources, Inc.
Cash flows from (used for) operating activities:																		
Net income (loss)	$-	($7,478,042)	($25,259,078)	$23,261,745	$3,255,270	$40,662,810	$1,021,943	($414,456)	($15,634,230)	($12,176)	($386,119)	$365,663	($497,613)	$337,196	$1,431,191	$20,654,104	($19,222,903)	$1,431,201
Adjustments to reconcile net income (loss) to net cash flows from (used for) operating activities:																		
Depreciation and amortization	-	11,518,921	8,171,888	5,539,758	2,314,601	26,904,455	33,409	9,909	-	-	265,772	-	232,526	1,293,019	273,390	56,557,648		56,557,648
Deferred taxes and investment tax credits	-	931,759	7,132,455	1,731,935	391,927	11,831,109	-	-	-	-	(161,553)	-	(3,900)	(61,383)	(6,229,897)	15,562,452	-	15,562,452
(Gains)/losses on dispositions of assets	-	6,662	(440,348)	(1,926,863)	(1,999,155)	(11,697,830)	-	-	-	-	-	-	1,360	-	(7,425)	(16,063,599)	-	(16,063,599)
Other	-	18,755,728	(2,044,874)	89,530	-	-	65,784	-	15,634,230	-	-	(365,663)	-	2,800,202	5,622,665	40,557,602	(80,078)	40,477,524
Other changes in assets and liabilities:																		
Accounts receivable	71,809,863	(66,192,465)	(19,814,101)	(29,965,631)	1,548,362	(21,946,028)	1,144,971	-	-	-	(7,450,502)	-	1,619,878	13,454,412	2,918,959	(52,872,282)	38,699,243	(14,173,039)
Notes receivable	-	(30,398,995)	(948,673)	603,296	-	-	403,131	-	-	-	-	-	245,872	15,261,294	13,341,057	(1,493,018)	-	(1,493,018)
Production fuel, at average cost	-	-	(3,930,694)	-	-	-	-	-	-	-	-	-	-	-	-	(3,930,694)		(3,930,694)
Materials and supplies, at average cost	435,603	(1,627,882)	(1,362,089)	-	24,439	-	-	-	-	-	-	-	-	5,000	-	(2,524,929)		(2,524,929)
Gas stored underground, at average cost	2,983,197	(16,480,255)	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,497,058)		(13,497,058)
Accounts payable	(42,244,773)	34,850,214	42,190,224	(10,074)	80,885	12,955,048	(1,825)	(23,492)	-	76	12,494,556	-	(1,262,861)	(2,587,635)	519,496	56,959,839	(38,699,243)	18,260,596
Accrued taxes	(8,083,065)	2,381,920	492,966	(5,025,237)	(545,086)	1,779,646	(45,417)	(1,419)	-	-	341,915	-	(203,700)	-	17,600	(8,889,877)	-	(8,889,877)
Other	(35,049,831)	(29,620,904)	(2,215,535)	(2,098,935)	(297,192)	16,535,351	(1,609,488)	-	-	(6,558)	(2,889,819)	-	11,267,124	12,759,192	2,997,677	(30,228,918)	(17,684)	(30,246,602)
Net cash flows from (used for) operating activities	(10,149,006)	(83,353,339)	1,972,141	(7,800,476)	4,774,051	77,024,561	1,012,508	(429,458)	-	(18,658)	2,214,250	-	11,398,686	43,261,297	20,884,713	60,791,270	(19,320,665)	41,470,605
Cash flows from (used for) financing activities:																		
Common stock dividends	(22,881,815)	-	-	(8,433,000)	-	25,217,623	-	1,062,957	(205,277,440)	-	(3,911,322)	-	580,111	(337,196)	-	(213,980,082)	213,980,082	-
Net change in Alliant Energy Resources, Inc.'s credit facility	-	-	-	-	-	-	-	-	-	-	-	-	-	-	63,110,000	63,110,000		63,110,000
Proceeds from issuance of long-term debt	-	474	13,530,000	6,012,660	-	-	-	-	-	-	-	-	-	-	300,000,000	319,543,134		319,543,134
Reductions of long-term debt	-	(70,294)	-	(11,005,125)	(75,949)	-	-	-	-	-	-	-	-	-	-	(11,151,368)		(11,151,368)
Net change in short-term borrowings	(85,739)	15,284	(5,428,988)	-	-	-	-	-	-	-	-	-	(1,041,405)	-	(60,000,000)	(66,540,848)	-	(66,540,848)
Net change in borrowings from / (loans to) money pools	(188,163,781)	173,037,243	191,572,837	11,267,263	(4,625,147)	158,844,483	(811,210)	-	-	-	-	-	-	-	(341,121,688)	-		-
Other	(73,905,035)	29,325,020	(40,364,342)	15,500,000	-	47,874,961	-	(750,000)	-	23,296,735	16,436,573	-	(12,494,388)	(60,000,000)	(5,247,752)	(60,328,228)	30,216,134	(30,112,094)
Net cash flows from (used for) financing activities	(285,036,370)	202,307,727	159,309,507	13,341,798	(4,701,096)	231,937,067	(811,210)	312,957	(205,277,440)	23,296,735	12,525,251	-	(12,955,682)	(60,337,196)	(43,259,440)	30,652,608	244,196,216	274,848,824
Cash flows from (used for) investing activities:																		
Construction and acquisition expenditures	-	(29,252,406)	(190,406,426)	(25,797,613)	(2,852,576)	(99,621,210)	(235,807)	(23,097)	-	-	(70,063)	-	(625,639)	(1,602,113)	(87,068,161)	(437,555,111)		(437,555,111)
Proceeds from dispositions of assets	-	198,285	11,222,524	18,734,794	2,241,545	19,569,840	-	-	-	-	-	-	2,100	-	24,249	51,993,337		51,993,337
Other	290,468,522	(86,303,694)	951,928	(1,568,073)	30,909	(227,893,279)	-	104,385	205,277,440	(23,276,234)	(14,155,492)	-	1,213,053	15,900,357	65,423,925	226,173,747	(224,875,551)	1,298,196
Net cash flows from (used for) investing activities	290,468,522	(115,357,815)	(178,231,974)	(8,630,892)	(580,122)	(307,944,649)	(235,807)	81,288	205,277,440	(23,276,234)	(14,225,555)	-	589,514	14,298,244	(21,619,987)	(159,388,027)	(224,875,551)	(384,263,578)
Net increase (decrease) in cash and temporary cash investments	(4,716,854)	3,596,573	(16,950,326)	(3,089,570)	(507,167)	1,016,979	(34,509)	(35,213)	-	1,843	513,946	-	(967,482)	(2,777,655)	(43,994,714)	(67,944,149)	-	(67,944,149)
Cash and temporary cash investments at beginning of period	4,716,854	-	54,293,353	8,045,170	1,091,867	-	75,388	35,213	-	-	-	-	967,482	2,777,655	61,953,620	133,956,602		133,956,602
Cash and temporary cash investments at end of period	$-	$3,596,573	$37,343,027	$4,955,600	$584,700	$1,016,979	$40,879	$-	$-	$1,843	$513,946	$-	$-	$-	$17,958,906	$66,012,453	$-	$66,012,453

On January 1, 2001, Alliant Energy Industrial Services, Inc. was dissolved and Alliant Energy Integrated Services Company was incorporated. On January 1, 2001, Whiting Petroleum Corporation became a subsidiary of Alliant Energy Resources, Inc., and was no longer a subsidiary of Alliant Energy Integrated Services Company. On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidaries of Alliant Energy Resources, Inc.

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Alliant Energy Industrial Services, Inc.	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	Alliant Energy do Brasil Limitada	LNT Communications L.L.C.	AER Holding Company	SmartEnergy, Inc.	Alliant Energy Development, LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Resources, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Resources, Inc.
Balance at January 1, 2001	$22,881,815	$-	($26,386,839)	$231,544,324	$17,806,484	$-	$3,803,894	($648,501)	($112,879,148)	$-	$-	($365,663)	($82,498)	$-	$197,646,278	$333,320,146	($159,308,230)	$174,011,916
Net income (loss)	-	(7,478,039)	(25,259,082)	23,510,365	3,255,269	40,662,810	1,021,943	(414,456)	(15,634,230)	(12,176)	(386,119)	365,663	(497,613)	337,196	1,431,191	20,902,722	(19,471,521)	1,431,201
Cash dividends declared on common stock	(22,881,815)	-	-	(8,433,000)	-	25,217,623	-	1,062,957	(205,277,440)	-	(3,911,322)	-	580,111	(337,196)	-	(213,980,082)	213,980,082	-
Balance at December 31, 2001	$-	($7,478,039)	($51,645,921)	$246,621,689	$21,061,753	$65,880,433	$4,825,837	$-	($333,790,818)	($12,176)	($4,297,441)	$-	$-	$-	$199,077,469	$140,242,786	$35,200,331	$175,443,117

On January 1, 2001, Alliant Energy Industrial Services, Inc. was dissolved and Alliant Energy Integrated Services Company was incorporated. On January 1, 2001, Whiting Petroleum Corporation became a subsidiary of Alliant Energy Resources, Inc., and was no longer a subsidiary of Alliant Energy Integrated Services Company. On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidaries of Alliant Energy Resources, Inc.

Exhibit F.10

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Subtotal	Eliminations	Consolidated Alliant Energy Integrated Services Company
Operating Revenues:											
Steam	$1,357,310	$-	$-	$-	$-	$-	$-	$-	$1,357,310	$-	$1,357,310
Non-regulated energy	-	-	104,120,487	-	-	-	-	-	104,120,487		104,120,487
Environmental and engineering services	-	79,909,666	-	-	-	-	-	-	79,909,666		79,909,666
Professional fees, rents and other	7,325,039	-	8,561,041	2,295,491	680,520	10,789,847	19,131,029	-	48,782,967		48,782,967
Total operating revenues	8,682,349	79,909,666	112,681,528	2,295,491	680,520	10,789,847	19,131,029	-	234,170,430	-	234,170,430
Operating Expenses:											
Cost of non-regulated energy sold	-	-	100,559,134	-	-	-	-	-	100,559,134		100,559,134
Other operating	6,174,287	73,333,021	7,623,935	2,830,761	1,778,614	10,399,192	14,249,701	3,375,153	119,764,664		119,764,664
Maintenance	1,199,899	-	178,985	2,700	-	174,257	281,179	-	1,837,020		1,837,020
Depreciation and amortization	2,547,685	1,450,724	2,686,648	132,725	107,936	746,362	3,825,298	21,543	11,518,921		11,518,921
Miscellaneous taxes other than income taxes	100,730	2,695,556	213,502	22	-	154,883	210,677	-	3,375,370		3,375,370
Total operating expenses	10,022,601	77,479,301	111,262,204	2,966,208	1,886,550	11,474,694	18,566,855	3,396,696	237,055,109	-	237,055,109
Operating Income (Loss)	(1,340,252)	2,430,365	1,419,324	(670,717)	(1,206,030)	(684,847)	564,174	(3,396,696)	(2,884,679)	-	(2,884,679)
Interest Expense and Other:											
Interest expense	(78,689)	-	9,860	541	-	(51,813)	(84,714)	-	(204,815)		(204,815)
Interest expense - intercompany	2,040,109	-	2,222,545	224,425	881,755	1,115,279	4,577,740	286,225	11,348,078		11,348,078
Interest income	(9,598)	-	(165,024)	(367)	-	(14,586)	(806,344)	-	(995,919)		(995,919)
Interest income - intercompany	(4,874)	(416,672)	(822,829)	-	-	-	-	-	(1,244,375)		(1,244,375)
Loss from consolidated subsidiaries	-	-	-	-	-	-	-	5,317,649	5,317,649	(5,317,649)	-
Equity income from unconsolidated investments	-	-	-	-	-	-	(514,375)	-	(514,375)		(514,375)
Minority interest of (income) / loss	(16,514)	-	99,299	-	-	-	-	-	82,785		82,785
Other (income) and deductions - net	1,507,779	121,329	(284,562)	-	34,752	5,537	(381,009)	-	1,003,826		1,003,826
Total interest expense and other	3,438,213	(295,343)	1,059,289	224,599	916,507	1,054,417	2,791,298	5,603,874	14,792,854	(5,317,649)	9,475,205
Income (Loss) before Income Taxes	(4,778,465)	2,725,708	360,035	(895,316)	(2,122,537)	(1,739,264)	(2,227,124)	(9,000,570)	(17,677,533)	5,317,649	(12,359,884)
Income Taxes:											
Current - Federal	(1,875,380)	993,927	(701,314)	(261,307)	(655,336)	(404,990)	(1,700,744)	(1,154,732)	(5,759,876)		(5,759,876)
- State	(461,674)	223,377	(64,180)	(84,075)	(210,589)	76,495	(268,652)	(371,068)	(1,160,366)		(1,160,366)
- Foreign	-	-	-	-	-	-	1,369,022	-	1,369,022		1,369,022
Deferred - Federal	377,590	-	854,369	(17,182)	(12,554)	200	(231,062)	2,755	974,116		974,116
- State	73,057	-	(49,750)	(2,491)	(2,357)	-	(61,333)	517	(42,357)		(42,357)
Section 29 tax credits	(262,384)	-	-	-	-	-	-	-	(262,384)		(262,384)
Total income tax expense (benefit)	(2,148,791)	1,217,304	39,125	(365,055)	(880,836)	(328,295)	(892,769)	(1,522,528)	(4,881,845)	-	(4,881,845)
Net Income / (Loss)	($2,629,674)	$1,508,404	$320,910	($530,261)	($1,241,701)	($1,410,969)	($1,334,355)	($7,478,042)	($12,795,688)	$5,317,649	($7,478,039)

On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidiaries of Alliant Energy Resources, Inc.

Exhibit F.11

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Subtotal	Eliminations	Consolidated Alliant Energy Integrated Services Company
Property, Plant and Equipment:											
Other Property, Plant and Equipment:											
Other	$50,699,348	$9,011,018	$28,385,725	$448,525	$231,279	$624,973	$15,191,550	$147,271	$104,739,689	$-	$104,739,689
Less - Accumulated depreciation	(11,273,931)	(6,678,034)	(4,600,745)	(366,961)	(50,356)	(139,024)	(2,394,613)	(34,281)	(25,537,945)		(25,537,945)
Total other property, plant and equipment, net	39,425,417	2,332,984	23,784,980	81,564	180,923	485,949	12,796,937	112,990	79,201,744	-	79,201,744
Total property, plant and equipment	39,425,417	2,332,984	23,784,980	81,564	180,923	485,949	12,796,937	112,990	79,201,744	-	79,201,744
Investments:											
Consolidated subsidiaries	-	-	-	-	-	-	-	27,040,217	27,040,217	(27,040,217)	-
Other	-	-	-	-	10,040,000	-	1,092,746	-	11,132,746		11,132,746
Total investments	-	-	-	-	10,040,000	-	1,092,746	27,040,217	38,172,963	(27,040,217)	11,132,746
Current Assets:											
Cash and cash equivalents	147,991	86,882	722,808	566,444	-	1,800	2,070,648	-	3,596,573		3,596,573
Accounts receivable - customers	1,490,596	18,323,022	10,740,516	847,204	263,059	451,094	7,675,708	-	39,791,199		39,791,199
Accounts receivable - other	745,756	-	-	-	-	5,921,552	3,323,606	-	9,990,914		9,990,914
Current notes receivable	-	-	-	-	-	22,740	9,300,525	-	9,323,265		9,323,265
Allowance for doubtful accounts (accounts receivable - customers)	(49,662)	(860,561)	(853,020)	-	-	(6,526)	(2,240,397)	-	(4,010,166)		(4,010,166)
Intercompany receivables (accounts, notes, dividends, taxes, etc.)	13,661	213,916	115,649	-	6,208	3,441	398,443	-	751,318	(387,217)	364,101
Income taxes receivable	967,072	32,896	525,052	42,708	148,831	-	938,966	353,557	3,009,082		3,009,082
Materials and supplies, at average cost	1,627,882	-	-	-	-	-	-	-	1,627,882		1,627,882
Gas stored underground, at average cost	-	-	16,480,255	-	-	-	-	-	16,480,255		16,480,255
Prepayments and other	54,593	515,681	3,755,449	5,000	11,825	54,821	168,811	-	4,566,180		4,566,180
Total current assets	4,997,889	18,311,836	31,486,709	1,461,356	429,923	6,448,922	21,636,310	353,557	85,126,502	(387,217)	84,739,285
Other Assets:											
Non-current notes receivable	-	-	265,320	-	-	3,634,301	17,176,109	-	21,075,730		21,075,730
Loans to money pools	-	5,295,674	-	-	-	-	-	-	5,295,674		5,295,674
Deferred charges and other	660,752	2,921,821	920,955	1,948,519	550,535	11,762,753	34,074,541	-	52,839,876		52,839,876
Total other assets	660,752	8,217,495	1,186,275	1,948,519	550,535	15,397,054	51,250,650	-	79,211,280	-	79,211,280
Total Assets	$45,084,058	$28,862,315	$56,457,964	$3,491,439	$11,201,381	$22,331,925	$86,776,643	$27,506,764	$281,712,489	($27,427,434)	$254,285,055

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Subtotal	Eliminations	Consolidated Alliant Energy Integrated Services Company
Capitalization:											
Common stock and additional paid-in capital	$21,059,686	$11,821,914	$5,011,306	$100	$100	$100	$100	$29,325,020	$67,218,326	($37,893,306)	$29,325,020
Retained earnings	(12,440,007)	8,550,383	(180,444)	(1,755,857)	(2,038,925)	(1,991,080)	(997,159)	(7,478,042)	(18,331,131)	10,853,089	(7,478,042)
Total common equity	8,619,679	20,372,297	4,830,862	(1,755,757)	(2,038,825)	(1,990,980)	(997,059)	21,846,978	48,887,195	(27,040,217)	21,846,978
Borrowings from money pools	27,207,380	-	39,426,632	4,620,936	13,103,015	20,136,455	68,872,451	4,966,048	178,332,917		178,332,917
Total capitalization	35,827,059	20,372,297	44,257,494	2,865,179	11,064,190	18,145,475	67,875,392	26,813,026	227,220,112	(27,040,217)	200,179,895
Current liabilities:											
Notes payable	-	-	15,284	-	-	-	-	-	15,284		15,284
Capital lease obligation	5,032	-	-	-	-	-	-	-	5,032		5,032
Accounts payable	1,494,703	4,528,757	6,218,563	241,831	1,159	563,389	398,634	-	13,447,036		13,447,036
Intercompany payables (accounts, notes, dividends, taxes, etc.)	189,192	9,779	179,718	173,421	146,429	345,726	7,851	681,862	1,733,978	(387,217)	1,346,761
Accrued payroll and vacations	51,151	3,011,210	-	-	-	41,120	114,423	-	3,217,904		3,217,904
Accrued income taxes	29,316	-	34,445	34,085	-	361,124	1,566,452	-	2,025,422		2,025,422
Accrued other taxes (property, payroll, etc.)	52,809	396,866	245,684	161	-	2,036	(341,058)	-	356,498		356,498
Other current liabilities	215,687	680,576	1,230,470	220,915	3,848	2,797,217	9,655,721	-	14,804,434		14,804,434
Total current liabilities	2,037,890	8,627,188	7,924,164	670,413	151,436	4,110,612	11,402,023	681,862	35,605,588	(387,217)	35,218,371
Deferred Credits and Other Non-current Liabilities:											
Accumulated deferred income taxes	6,197,978	(546,405)	2,344,820	(49,763)	(14,245)	75,838	(353,778)	11,876	7,666,321		7,666,321
Capital lease obligation	8,406	-	-	5,610	-	-	-	-	14,016		14,016
Minority interest	981,938	-	1,434,047	-	-	-	-	-	2,415,985		2,415,985
Other	30,787	409,235	497,439	-	-	-	7,853,006	-	8,790,467		8,790,467
Total long-term liabilities	7,219,109	(137,170)	4,276,306	(44,153)	(14,245)	75,838	7,499,228	11,876	18,886,789	-	18,886,789
Total Liabilities and Capitalization	$45,084,058	$28,862,315	$56,457,964	$3,491,439	$11,201,381	$22,331,925	$86,776,643	$27,506,764	$281,712,489	($27,427,434)	$254,285,055

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Subtotal	Eliminations	Consolidated Alliant Energy Integrated Services Company
Cash flows from (used for) operating activities:											
Net income / (loss)	($2,629,675)	$1,508,404	$320,907	($530,259)	($1,241,701)	($1,410,969)	($1,334,355)	($7,478,042)	($12,795,690)	$5,317,648	($7,478,042)
Adjustments to reconcile net income (loss) to net cash flows from (used for) operating activities:											
Depreciation and amortization	2,547,685	1,450,724	2,686,648	132,725	107,936	746,362	3,825,298	21,543	11,518,921		11,518,921
Deferred taxes and investment tax credits	450,647	-	804,619	(19,673)	(14,911)	200	(292,395)	3,272	931,759	-	931,759
(Gains) / losses on dispositions of assets	41,014	33,202	(102,306)	-	34,752	-	-	-	6,662		6,662
Other	-	-	-	-	-	9,682,357	9,073,371	-	18,755,728	-	18,755,728
Other changes in assets and liabilities:											
Accounts receivable	(2,200,351)	(17,676,377)	(30,059,562)	(847,204)	(269,267)	(6,369,561)	(9,157,360)	-	(66,579,682)	387,217	(66,192,465)
Notes receivable	-	-	(265,320)	-	-	(3,657,041)	(26,476,634)	-	(30,398,995)	-	(30,398,995)
Materials and supplies, at average cost	(1,627,882)	-	-	-	-	-	-	-	(1,627,882)		(1,627,882)
Gas stored underground, at average cost	-	-	(16,480,255)	-	-	-	-	-	(16,480,255)		(16,480,255)
Accounts payable	1,683,895	4,538,536	26,454,698	415,252	147,588	909,115	406,485	681,862	35,237,431	(387,217)	34,850,214
Accrued taxes	82,125	396,866	280,129	34,246	-	363,160	1,225,394	-	2,381,920	-	2,381,920
Other	3,961,724	2,250,851	(1,711,069)	(1,918,975)	(767,889)	(9,535,023)	(21,555,570)	(344,953)	(29,620,904)	-	(29,620,904)
Net cash flows from (used for) operating activities	2,309,182	(7,497,794)	(18,071,511)	(2,733,888)	(2,003,492)	(9,271,400)	(44,285,766)	(7,116,318)	(88,670,987)	5,317,648	(83,353,339)
Cash flows from financing activities:											
Common stock dividends	(9,810,332)	7,041,979	(501,351)	(1,225,598)	(797,224)	(580,111)	337,196	-	(5,535,441)	5,535,441	-
Proceeds from issuance of long-term debt	-	-	474	-	-	-	-	-	474		474
Reductions of long-term debt	-	-	(70,294)	-	-	-	-	-	(70,294)		(70,294)
Net change in short-term borrowings	-	-	15,284	-	-	-	-	-	15,284	-	15,284
Net change in borrowings from / (loans to) money pools	27,207,380	(5,295,674)	39,426,632	4,620,936	13,103,015	20,136,455	68,872,451	4,966,048	173,037,243		173,037,243
Other	21,059,686	11,821,914	5,011,306	100	100	100	100	29,325,020	67,218,326	(37,893,306)	29,325,020
Net cash flows from financing activities	38,456,734	13,568,219	43,882,051	3,395,438	12,305,891	19,556,444	69,209,747	34,291,068	234,665,592	(32,357,865)	202,307,727
Cash flows used for investing activities:											
Construction and acquisition expenditures	(4,723,278)	(3,466,239)	(2,926,247)	(24,167)	(198,268)	(9,171,103)	(8,727,470)	(15,634)	(29,252,406)		(29,252,406)
Proceeds from dispositions of assets	50,342	6,277	141,666	-	-	-	-	-	198,285		198,285
Other	(35,944,989)	(2,523,581)	(22,303,151)	(70,939)	(10,104,131)	(1,112,141)	(14,125,863)	(27,159,116)	(113,343,911)	27,040,217	(86,303,694)
Net cash flows used for investing activities	(40,617,925)	(5,983,543)	(25,087,732)	(95,106)	(10,302,399)	(10,283,244)	(22,853,333)	(27,174,750)	(142,398,032)	27,040,217	(115,357,815)
Net increase in cash and temporary cash investments	147,991	86,882	722,808	566,444	-	1,800	2,070,648	-	3,596,573	-	3,596,573
Cash and temporary cash investments at beginning of period	-	-	-	-	-	-	-	-	-		-
Cash and temporary cash investments at end of period	$147,991	$86,882	$722,808	$566,444	$-	$1,800	$2,070,648	$-	$3,596,573	$-	$3,596,573

On January 1, 2001, Alliant Energy Industrial Services, Inc. was dissolved and Alliant Energy Integrated Services Company was incorporated. On January 1, 2001, Whiting Petroleum Corporation became a subsidiary of Alliant Energy Resources, Inc., and was no longer a subsidiary of Alliant Energy Integrated Services Company. On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidaries of Alliant Energy Resources, Inc.

Exhibit F.13

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Subtotal	Eliminations	Consolidated Alliant Energy Integrated Services Company
Balance at January 1, 2001	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	(2,629,674)	1,508,404	320,910	(530,261)	(1,241,701)	(1,410,969)	(1,334,355)	(7,478,042)	(12,795,688)	5,317,649	(7,478,039)
Cash dividends declared on common stock	(9,810,332)	7,041,979	(501,351)	(1,225,598)	(797,224)	(580,111)	337,196	-	(5,535,441)	5,535,441	-
Balance at December 31, 2001	($12,440,006)	$8,550,383	($180,441)	($1,755,859)	($2,038,925)	($1,991,080)	($997,159)	($7,478,042)	($18,331,129)	$10,853,090	($7,478,039)

On January 1, 2001, Alliant Energy Industrial Services, Inc. was dissolved and Alliant Energy Integrated Services Company was incorporated. On January 1, 2001, Whiting Petroleum Corporation became a subsidiary of Alliant Energy Resources, Inc., and was no longer a subsidiary of Alliant Energy Integrated Services Company. On April 1, 2001, Energy Performance Services, Inc. and Cogenex Corporation became subsidiaries of Alliant Energy Integrated Services Company, and were no longer subsidaries of Alliant Energy Resources, Inc.

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy International, Inc.
Operating Revenues:																
Steam	$-	$7,965,783	$-	$11,192,786	$-	$-	$-	$-	$-	$-	$-	$-	$-	$19,158,569	$-	$19,158,569
Non-regulated energy	-	12,484,466	-	45,066,477	-	-	-	-	-	-	-	-	-	57,550,943		57,550,943
Professional fees, rents and other	-	-	-	8,717,054	-	-	-	-	-	-	-	-	-	8,717,054		8,717,054
Total operating revenues	-	20,450,249	-	64,976,317	-	-	-	-	-	-	-	-	-	85,426,566	-	85,426,566
Operating Expenses:																
Cost of non-regulated energy sold	-	12,864,451	-	24,704,269	-	-	-	-	-	-	-	-	-	37,568,720		37,568,720
Other operating	578,452	955,019	39,153	14,512,573	-	-	-	1,078,147	175,258	-	-	-	13,154,299	30,492,901		30,492,901
Maintenance	-	227,783	-	1,659,861	-	-	-	-	-	-	-	-	-	1,887,644		1,887,644
Depreciation and amortization	383,463	1,412,998	104,114	6,160,676	-	-	-	(91,229)	2,948	-	-	-	198,918	8,171,888		8,171,888
Miscellaneous taxes other than income taxes	-	9,739	-	545,608	-	-	-	-	-	-	-	-	-	555,347		555,347
Total operating expenses	961,915	15,469,990	143,267	47,582,987	-	-	-	986,918	178,206	-	-	-	13,353,217	78,676,500	-	78,676,500
Operating Income (Loss)	(961,915)	4,980,259	(143,267)	17,393,330	-	-	-	(986,918)	(178,206)	-	-	-	(13,353,217)	6,750,066	-	6,750,066
Interest Expense and Other:																
Interest expense	390,567	765,810	-	3,755,877	-	-	-	52,712	-	-	-	-	(784,927)	4,180,039		4,180,039
Interest expense - intercompany	-	19,873	360,163	1,619,488	-	-	123,620	123,608	-	-	-	-	52,214,001	54,460,753	(2,246,750)	52,214,003
Interest income	(428,611)	(12,173)	(86,548)	(2,032,162)	-	-	-	(27,104)	-	-	-	469	(5,422,368)	(8,008,497)		(8,008,497)
Interest income - intercompany	-	(209,222)	-	(430,060)	-	-	(123,608)	-	-	-	-	-	(1,483,860)	(2,246,750)	2,246,750	-
Dividend income	(698,435)	-	-	-	-	-	-	-	-	-	-	-	-	(698,435)		(698,435)
Income from consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(9,807,995)	(9,807,995)	9,807,995	-
Equity (income) / loss from unconsolidated investments	161,095	(1,592,532)	4,417,582	-	-	-	-	(17,371,046)	-	-	-	1,065,469	80,078	(13,239,354)		(13,239,354)
Minority interest of loss	-	1,643,748	-	2,317,792	-	-	-	-	-	-	-	-	-	3,961,540		3,961,540
Other (income) and deductions - net	(489,208)	(651,854)	(324,330)	(1,546,189)	-	-	-	(211,342)	-	-	-	-	(320,249)	(3,543,172)		(3,543,172)
Total interest expense and other	(1,064,592)	(36,350)	4,366,867	3,684,746	-	-	12	(17,433,172)	-	-	-	1,065,938	34,474,680	25,058,129	9,807,995	34,866,124
Income (Loss) before Income Taxes	102,677	5,016,609	(4,510,134)	13,708,584	-	-	(12)	16,446,254	(178,206)	-	-	(1,065,938)	(47,827,897)	(18,308,063)	(9,807,995)	(28,116,058)
Income Taxes:																
Current - Federal	-	-	-	-	-	-	-	-	-	-	-	-	(19,072,858)	(19,072,858)		(19,072,858)
- State	-	-	-	-	-	-	-	-	-	-	-	-	(7,087,479)	(7,087,479)		(7,087,479)
- Foreign	51,786	-	47,872	1,583,022	-	-	-	5,161,117	-	-	-	-	1,120,791	7,964,588		7,964,588
Deferred - Federal	-	-	-	-	-	-	-	-	-	-	-	-	2,390,424	2,390,424		2,390,424
- State	-	-	-	-	-	-	-	-	-	-	-	-	80,303	80,303		80,303
Total income tax expense (benefit)	51,786	-	47,872	1,583,022	-	-	-	5,161,117	-	-	-	-	(22,568,819)	(15,725,022)	-	(15,725,022)
Income (Loss) before Cumulative Effect of a Change in Accounting Principle	50,891	5,016,609	(4,558,006)	12,125,562	-	-	(12)	11,285,137	(178,206)	-	-	(1,065,938)	(25,259,078)	(2,583,041)	(9,807,995)	(12,391,036)
Cumulative Effect of a Change in Accounting Principle, Net of tax	-	-	-	-	-	-	-	(12,868,046)	-	-	-	-	-	(12,868,046)		(12,868,046)
Net Income / (Loss)	$50,891	$5,016,609	($4,558,006)	$12,125,562	$-	$-	($12)	($1,582,909)	($178,206)	$-	$-	($1,065,938)	($25,259,078)	($15,451,087)	($9,807,995)	($25,259,082)

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy International, Inc.
Property, Plant and Equipment:																
Other Property, Plant and Equipment:																
Other	$61,026	$23,950,912	$-	$145,336,565	$-	$-	$-	$27,356	$96,848	$-	$-	$-	$49,447	$169,522,154	$-	$169,522,154
Less - Accumulated depreciation	(27,420)	(1,047,783)	-	(10,633,693)	-	-	-	(5,462)	(26,734)	-	-	-	(15,351)	(11,756,443)		(11,756,443)
Total other property, plant and equipment, net	33,606	22,903,129	-	134,702,872	-	-	-	21,894	70,114	-	-	-	34,096	157,765,711	-	157,765,711
Total property, plant and equipment	33,606	22,903,129	-	134,702,872	-	-	-	21,894	70,114	-	-	-	34,096	157,765,711	-	157,765,711
Investments:																
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	669,906,715	669,906,715	(669,906,715)	-
Investment in foreign entities	69,026,406	20,923,494	374,097,058	8,296,323	-	-	-	55,233,078	-	-	-	(129,986)	45,108,391	572,554,764		572,554,764
Other	-	-	-	9,990	-	-	-	-	-	-	-	-	-	9,990		9,990
Total investments	69,026,406	20,923,494	374,097,058	8,306,313	-	-	-	55,233,078	-	-	-	(129,986)	715,015,106	1,242,471,469	(669,906,715)	572,564,754
Current Assets:																
Cash and cash equivalents	3,766,357	4,225,475	66,945	27,821,992	-	-	4,890	1,439,048	18,320	-	-	-	-	37,343,027		37,343,027
Accounts receivable - customers	-	4,144,874	-	7,651,574	-	-	-	-	-	-	-	-	-	11,796,448		11,796,448
Accounts receivable - other	260,828	21,080	33,076	13,926,843	-	-	-	25,134	-	-	-	-	-	14,266,961		14,266,961
Current notes receivable	-	5,436	-	943,237	-	-	-	-	-	-	-	-	-	948,673		948,673
Intercompany receivables (accounts, notes, dividends, etc.)	91,846	1,884,846	-	4,741,569	-	-	43,808,114	-	6,170	-	-	-	94,164,802	144,697,347	(144,694,306)	3,041
Income taxes receivable	-	-	-	152,951	-	-	-	-	-	-	-	-	6,661,480	6,814,431		6,814,431
Production fuel, at average cost	-	1,311,291	-	3,998,795	-	-	-	-	-	-	-	-	-	5,310,086		5,310,086
Materials and supplies, at average cost	-	-	-	2,010,561	-	-	-	-	-	-	-	-	-	2,010,561		2,010,561
Restricted cash	-	-	-	33,569,494	-	-	-	-	-	-	-	-	-	33,569,494		33,569,494
Prepayments and other	-	78,590	-	160,408	-	-	-	1,428	-	-	-	-	-	240,426		240,426
Total current assets	4,119,031	11,671,592	100,021	94,977,424	-	-	43,813,004	1,465,610	24,490	-	-	-	100,826,282	256,997,454	(144,694,306)	112,303,148
Other Assets:																
Deferred charges and other	-	3,788,856	-	12,134,038	-	-	-	-	-	-	-	-	-	15,922,894		15,922,894
Total other assets	-	3,788,856	-	12,134,038	-	-	-	-	-	-	-	-	-	15,922,894	-	15,922,894
Total Assets	$73,179,043	$59,287,071	$374,197,079	$250,120,647	$-	$-	$43,813,004	$56,720,582	$94,604	$-	$-	($129,986)	$815,875,484	$1,673,157,528	($814,601,021)	$858,556,507

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy International, Inc.
Capitalization:																
Common stock and additional paid-in capital	$80,556,697	$24,072,234	$417,295,202	$93,158,885	$-	$-	$516	$28,111,035	$1,325,000	$-	$-	$957,692	$30,488,761	$675,966,022	($645,477,261)	$30,488,761
Retained earnings	11,710,354	13,850,479	(5,019,838)	8,458,046	-	-	(12)	(2,240,626)	(1,241,163)	-	-	(1,087,678)	(51,645,917)	(27,216,355)	(24,429,562)	(51,645,917)
Accumulated other comprehensive income (loss):																
Unrealized security gains	2,036,788	-	-	-	-	-	-	-	-	-	-	-	-	2,036,788		2,036,788
Cumulative foreign currency translation adjustments	(27,624,742)	16,332	(88,450,357)	(67,719)	-	-	5	(10,642,355)	(38,882)	-	-	-	-	(126,807,718)		(126,807,718)
Accumulated derivative loss	-	-	-	-	-	-	-	(2,074,378)	-	-	-	-	-	(2,074,378)		(2,074,378)
Total common equity	66,679,097	37,939,045	323,825,007	101,549,212	-	-	509	13,153,676	44,955	-	-	(129,986)	(21,157,156)	521,904,359	(669,906,823)	(148,002,464)
Long-term debt (excluding current portion)	-	7,989,280	-	13,530,000	-	-	-	-	-	-	-	-	-	21,519,280		21,519,280
Borrowings from money pools	-	-	-	-	-	-	-	-	-	-	-	-	399,344,711	399,344,711		399,344,711
Total capitalization	66,679,097	45,928,325	323,825,007	115,079,212	-	-	509	13,153,676	44,955	-	-	(129,986)	378,187,555	942,768,350	(669,906,823)	272,861,527
Current liabilities:																
Current maturities and sinking funds	5,239,045	-	-	-	-	-	-	-	-	-	-	-	-	5,239,045		5,239,045
Other short term borrowings	-	1,999,820	40,023,252	42,294,686	-	-	-	-	-	-	-	-	-	84,317,758		84,317,758
Capital lease obligation	-	-	-	88,432	-	-	-	-	-	-	-	-	-	88,432		88,432
Accounts payable	14,130	640,482	-	15,585,903	-	-	-	55,461	46,144	-	-	-	64,000	16,406,120		16,406,120
Intercompany payables (accounts, notes, dividends, etc.)	-	1,000,778	10,348,820	40,837,506	-	-	43,800,269	43,965,855	-	-	-	-	434,500,480	574,453,708	(144,694,306)	429,759,402
Accrued payroll and vacations	-	121,798	-	1,170,523	-	-	-	9,663	-	-	-	-	-	1,301,984		1,301,984
Accrued interest	-	102,466	-	-	-	-	-	-	-	-	-	-	-	102,466		102,466
Accrued income taxes	149,450	-	-	-	-	-	12,226	450,172	-	-	-	-	1,120,791	1,732,639		1,732,639
Accrued other taxes (property, payroll, etc.)	589	209,095	-	829,975	-	-	-	523	3,505	-	-	-	-	1,043,687		1,043,687
Other current liabilities	-	362,286	-	6,642,230	-	-	-	-	-	-	-	-	278,325	7,282,841		7,282,841
Total current liabilities	5,403,214	4,436,725	50,372,072	107,449,255	-	-	43,812,495	44,481,674	49,649	-	-	-	435,963,596	691,968,680	(144,694,306)	547,274,374
Deferred Credits and Other Non-current Liabilities:																
Accumulated deferred income taxes	1,096,732	-	-	409,951	-	-	-	(914,768)	-	-	-	-	1,724,333	2,316,248		2,316,248
Minority interest	-	8,843,748	-	27,182,229	-	-	-	-	-	-	-	-	-	36,025,977	108	36,026,085
Other	-	78,273	-	-	-	-	-	-	-	-	-	-	-	78,273		78,273
Total long-term liabilities	1,096,732	8,922,021	-	27,592,180	-	-	-	(914,768)	-	-	-	-	1,724,333	38,420,498	108	38,420,606
Total Liabilities and Capitalization	$73,179,043	$59,287,071	$374,197,079	$250,120,647	$-	$-	$43,813,004	$56,720,582	$94,604	$-	$-	($129,986)	$815,875,484	$1,673,157,528	($814,601,021)	$858,556,507

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy International, Inc.
Cash flows from (used for) operating activities:																
Net income (loss)	$50,891	$5,016,609	($4,558,006)	$12,125,567	$-	$-	($12)	($1,582,909)	($178,206)	$-	$-	($1,065,938)	($25,259,078)	($15,451,082)	($9,807,996)	($25,259,078)
Adjustments to reconcile net income (loss) to net cash flows from (used for) operating activities:																
Depreciation and amortization	383,463	1,412,998	104,114	6,160,676	-	-	-	(91,229)	2,948	-	-	-	198,918	8,171,888		8,171,888
Deferred taxes and investment tax credits	-	-	-	-	-	-	-	4,661,728	-	-	-	-	2,470,727	7,132,455	-	7,132,455
(Gains) /losses on dispositions of assets	(499,478)	-	-	58,839	-	-	-	291	-	-	-	-	-	(440,348)		(440,348)
Other	674,291	14,477	4,417,582	568,340	-	-	-	(3,442,777)	-	-	-	1,065,469	(5,342,256)	(2,044,874)	-	(2,044,874)
Other changes in assets and liabilities:																
Accounts receivable	15,024,108	5,913,919	(33,076)	(20,092,819)	-	-	(43,808,114)	(7,889)	(6,170)	-	-	-	(94,164,802)	(137,174,843)	117,360,742	(19,814,101)
Notes receivable	-	(5,436)	-	(943,237)	-	-	-	-	-	-	-	-	-	(948,673)	-	(948,673)
Production fuel, at average cost	-	(1,311,291)	-	(2,619,403)	-	-	-	-	-	-	-	-	-	(3,930,694)		(3,930,694)
Materials and supplies, at average cost	-	-	-	(1,362,089)	-	-	-	-	-	-	-	-	-	(1,362,089)		(1,362,089)
Accounts payable	(63,769)	1,641,260	10,348,820	42,065,453	-	-	43,800,269	28,188,657	46,144	-	-	-	33,524,132	159,550,966	(117,360,742)	42,190,224
Accrued taxes	(442,694)	209,095	-	290,125	-	-	12,226	(700,082)	3,505	-	-	-	1,120,791	492,966	-	492,966
Other	(427)	3,400,717	-	(5,577,250)	-	-	-	1,748,922	-	-	-	-	(1,787,497)	(2,215,535)	-	(2,215,535)
Net cash flows from (used for) operating activities	15,126,385	16,292,348	10,279,434	30,674,202	-	-	4,369	28,774,712	(131,779)	-	-	(469)	(89,239,065)	11,780,137	(9,807,996)	1,972,141
Cash flows from (used for) financing activities:																
Common stock dividends	(707,203)	-	-	-	-	-	-	-	(1,062,957)	-	-	-	-	(1,770,160)	1,770,160	-
Proceeds from issuance of long-term debt	-	-	-	13,530,000	-	-	-	-	-	-	-	-	-	13,530,000		13,530,000
Net change in short-term borrowings	-	1,999,820	-	4,158,926	-	-	-	(11,587,734)	-	-	-	-	-	(5,428,988)	-	(5,428,988)
Net change in borrowings from / (loans to) money pools	-	-	-	-	-	-	-	-	-	-	-	-	191,572,837	191,572,837		191,572,837
Other	(19,290,774)	-	66,803,542	2,019,220	-	-	516	(15,914,203)	1,325,000	-	-	207,692	-	35,150,993	(75,515,335)	(40,364,342)
Net cash flows from (used for) financing activities	(19,997,977)	1,999,820	66,803,542	19,708,146	-	-	516	(27,501,937)	262,043	-	-	207,692	191,572,837	233,054,682	(73,745,175)	159,309,507
Cash flows from (used for) investing activities:																
Construction and acquisition expenditures	(3,904,115)	(13,679,218)	(79,876,503)	(74,147,554)	-	-	-	9,544	(257)	-	-	(207,692)	(18,600,631)	(190,406,426)		(190,406,426)
Proceeds from dispositions of assets	7,650,156	-	-	3,572,368	-	-	-	-	-	-	-	-	-	11,222,524		11,222,524
Other	1,788,207	(389,002)	(229,631)	554,422	-	-	5	(480,416)	(111,687)	-	-	-	(83,733,141)	(82,601,243)	83,553,171	951,928
Net cash flows from (used for) investing activities	5,534,248	(14,068,220)	(80,106,134)	(70,020,764)	-	-	5	(470,872)	(111,944)	-	-	(207,692)	(102,333,772)	(261,785,145)	83,553,171	(178,231,974)
Net increase (decrease) in cash and temporary cash investments	662,656	4,223,948	(3,023,158)	(19,638,416)	-	-	4,890	801,903	18,320	-	-	(469)	-	(16,950,326)	-	(16,950,326)
Cash and temporary cash investments at beginning of period	3,103,701	1,527	3,090,103	47,460,408	-	-	-	637,145	-	-	-	469	-	54,293,353		54,293,353
Cash and temporary cash investments at end of period	$3,766,357	$4,225,475	$66,945	$27,821,992	$-	$-	$4,890	$1,439,048	$18,320	$-	$-	$-	$-	$37,343,027	$-	$37,343,027

Exhibit F.17

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Alliant International *New Zealand* Limited	Consolidated Interstate Energy *Corporation* PTE Limited	Alliant Energy *Holdings do* Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy International, Inc.
Balance at January 1, 2001	$12,366,666	$8,833,870	($461,832)	($3,667,521)	$-	$-	$-	($657,717)	$-	$-	$-	($21,740)	($26,386,839)	($9,995,113)	($16,391,726)	($26,386,839)
Net income (loss)	50,891	5,016,609	(4,558,006)	12,125,562	-	-	(12)	(1,582,909)	(178,206)	-	-	(1,065,938)	(25,259,078)	(15,451,087)	(9,807,995)	(25,259,082)
Cash dividends declared on common stock	(707,203)	-	-	-	-	-	-	-	(1,062,957)	-	-	-	-	(1,770,160)	1,770,160	-
Balance at December 31, 2001	$11,710,354	$13,850,479	($5,019,838)	$8,458,041	$-	$-	($12)	($2,240,626)	($1,241,163)	$-	$-	($1,087,678)	($51,645,917)	($27,216,360)	($24,429,561)	($51,645,921)

Exhibit F.18

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Consolidated Village Lakeshares Inc.	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Fort Madison IHA Senior Housing LP	Wagon Wheel LP
Operating Revenues:									
Affordable housing	$-	$-	$-	$-	$-	$-	$141,820	$78,659	$118,713
Professional fees, rents and other	1,553,358	5,324,887	-	-	-	-	-	-	-
Total operating revenues	1,553,358	5,324,887	-	-	-	-	141,820	78,659	118,713
Operating Expenses:									
Other operating	429,119	2,147,355	(8,889)	22,685	8,916	11,509	100,443	46,878	49,873
Maintenance	400,504	644,022	-	-	-	-	-	-	-
Depreciation and amortization	287,792	555,955	-	-	-	35,761	56,034	86,841	114,257
Miscellaneous taxes other than income taxes	199,542	70,054	-	-	-	-	18,510	4,021	22,305
Total operating expenses	1,316,957	3,417,386	(8,889)	22,685	8,916	47,270	174,987	137,740	186,435
Operating Income (Loss)	236,401	1,907,501	8,889	(22,685)	(8,916)	(47,270)	(33,167)	(59,081)	(67,722)
Interest Expense and Other:									
Interest expense	344,934	-	-	-	-	-	11,855	11,434	23,033
Interest expense - intercompany	109,771	564,320	66,888	157,892	-	137,558	69,804	-	-
Interest income	(206,933)	(55,284)	(117,629)	(343,705)	-	(99,872)	-	(626)	(237)
Interest income - intercompany	-	-	-	-	-	-	-	-	-
Income from consolidated subsidiaries	-	-	-	-	-	-	-	-	-
Equity (income) / loss from unconsolidated investments	(15,547)	-	-	-	-	(149,264)	-	-	-
Minority interest of (income) / loss	4,572	26,727	19,606	-	-	-	-	-	-
Other (income) and deductions - net	(1,859,454)	(80,791)	-	(51,293)	-	25	9,107	(1,265)	9,277
Total interest expense and other	(1,622,657)	454,972	(31,135)	(237,106)	-	(111,553)	90,766	9,543	32,073
Income (Loss) before Income Taxes	1,859,058	1,452,529	40,024	214,421	(8,916)	64,283	(123,933)	(68,624)	(99,795)
Income Taxes:									
Current - Federal	-	(479,421)	41,986	-	(3,121)	60,295	-	-	-
- State	-	(106,852)	13,493	-	-	-	-	-	-
Deferred - Federal	-	986,178	(32,702)	-	-	(37,796)	-	-	-
- State	-	203,911	(6,139)	-	-	125	-	-	-
Low-income housing tax credits	-	-	-	-	-	-	-	-	-
Total income tax expense (benefit)	-	603,816	16,638	-	(3,121)	22,624	-	-	-
Net Income / (Loss)	$1,859,058	$848,713	$23,386	$214,421	($5,795)	$41,659	($123,933)	($68,624)	($99,795)

	Fort Madison IHA II Senior Housing LP	Meadow Wood Associates of Carroll Phase II, LP	Maquoketa IHA Senior Housing LP	Pickerel Park Associates LP	Countryside of Clinton Associates, LP	Knoxville IHA Senior Housing LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Investments, Inc.
Operating Revenues:											
Affordable housing	$78,876	$113,633	$34,249	$85,725	$57,631	$46,199	$16,851,996	$-	$17,607,501	$-	$17,607,501
Professional fees, rents and other	-	-	-	-	-	-	329,641	-	7,207,886		7,207,886
Total operating revenues	78,876	113,633	34,249	85,725	57,631	46,199	17,181,637	-	24,815,387	-	24,815,387
Operating Expenses:											
Other operating	44,550	73,019	39,280	55,241	38,965	20,306	10,740,912	491,887	14,312,049		14,312,049
Maintenance	-	-	-	-	-	-	-	-	1,044,526		1,044,526
Depreciation and amortization	66,228	67,561	28,350	40,040	29,723	22,190	4,148,340	686	5,539,758		5,539,758
Miscellaneous taxes other than income taxes	4,485	13,500	16,497	445	891	-	1,921,434	-	2,271,684		2,271,684
Total operating expenses	115,263	154,080	84,127	95,726	69,579	42,496	16,810,686	492,573	23,168,017	-	23,168,017
Operating Income (Loss)	(36,387)	(40,447)	(49,878)	(10,001)	(11,948)	3,703	370,951	(492,573)	1,647,370	-	1,647,370
Interest Expense and Other:											
Interest expense	10,100	27,919	9,244	-	19,509	3,708	4,861,853	-	5,323,589		5,323,589
Interest expense - intercompany	-	-	-	47,221	-	-	196,497	3,062,697	4,412,648	(109,770)	4,302,878
Interest income	(387)	-	(8)	-	-	(140)	(739,072)	(32,807)	(1,596,700)		(1,596,700)
Interest income - intercompany	-	-	-	-	-	-	(90,569)	(29,436,818)	(29,527,387)	109,770	(29,417,617)
Income from consolidated subsidiaries	-	-	-	-	-	-	-	(6,884,218)	(6,884,218)	6,884,218	-
Equity (income) / loss from unconsolidated investments	-	-	-	-	-	-	222,633	405,810	463,632	19,606	483,238
Minority interest of (income) / loss	-	-	-	-	-	-	(966)	-	49,939	820,502	870,441
Other (income) and deductions - net	(2,247)	27,325	-	-	-	-	14,137	(314,825)	(2,250,004)	(248,604)	(2,498,608)
Total interest expense and other	7,466	55,244	9,236	47,221	19,509	3,568	4,464,513	(33,200,161)	(30,008,501)	7,475,722	(22,532,779)
Income (Loss) before Income Taxes	(43,853)	(95,691)	(59,114)	(57,222)	(31,457)	135	(4,093,562)	32,707,588	31,655,871	(7,475,722)	24,180,149
Income Taxes:											
Current - Federal	-	-	-	-	-	-	(1,345,279)	8,046,860	6,321,320		6,321,320
- State	-	-	-	-	-	-	(323,503)	2,111,751	1,694,889		1,694,889
Deferred - Federal	-	-	-	-	-	-	-	509,730	1,425,410		1,425,410
- State	-	-	-	-	-	-	-	108,628	306,525		306,525
Low-income housing tax credits	-	-	-	-	-	-	(7,747,234)	(1,331,126)	(9,078,360)		(9,078,360)
Total income tax expense (benefit)	-	-	-	-	-	-	(9,416,016)	9,445,843	669,784	-	669,784
Net Income / (Loss)	($43,853)	($95,691)	($59,114)	($57,222)	($31,457)	$135	$5,322,454	$23,261,745	$30,986,087	($7,475,722)	$23,510,365

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Consolidated Village Lakeshares Inc.	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Fort Madison IHA Senior Housing LP	Wagon Wheel LP	Fort Madison IHA II Senior Housing LP	Meadow Wood Associates of Carroll Phase II, LP	Maquoketa IHA Senior Housing LP	Pickerel Park Associates LP	Countryside of Clinton Associates, LP	Knoxville IHA Senior Housing LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Investments, Inc.
Property, Plant and Equipment:																				
Other Property, Plant and Equipment:																				
Rental property	$1,484,562	$-	$-	$-	$-	$-	$2,160,994	$1,498,181	$1,983,427	$1,354,721	$1,902,996	$1,600,131	$2,100,585	$2,282,420	$1,728,430	$157,535,548	$-	$175,631,995	$-	$175,631,995
Less - Accumulated depreciation	(64,790)	-	-	-	-	-	(182,199)	(216,741)	(284,569)	(132,443)	(95,202)	(28,350)	(40,040)	(29,548)	(22,190)	(35,665,405)	-	(36,761,477)		(36,761,477)
Other	25,719	8,186,954	-	-	-	-	-	-	-	-	-	-	-	-	-	514,230	2,804	8,729,707	-	8,729,707
Less - Accumulated depreciation	(24,889)	(1,015,662)	-	-	-	-	-	-	-	-	-	-	-	-	-	(410,719)	(1,087)	(1,452,357)		(1,452,357)
Total other property, plant and equipment, net	1,420,602	7,171,292	-	-	-	-	1,978,795	1,281,440	1,698,858	1,222,278	1,807,794	1,571,781	2,060,545	2,252,872	1,706,240	121,973,654	1,717	146,147,868	-	146,147,868
Total property, plant and equipment	1,420,602	7,171,292	-	-	-	-	1,978,795	1,281,440	1,698,858	1,222,278	1,807,794	1,571,781	2,060,545	2,252,872	1,706,240	121,973,654	1,717	146,147,868	-	146,147,868
Investments:																				
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	64,322,375	64,322,375	(64,322,375)	-
Investment in McLeodUSA Inc.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	490,141	13,767,443	14,257,584		14,257,584
Investment in low-income housing projects	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,616,579	1,083,143	4,699,722		4,699,722
Other	3,463,652	-	-	-	-	1,429,217	-	-	-	-	-	-	-	-	-	-	17,995	4,910,864	-	4,910,864
Total investments	3,463,652	-	-	-	-	1,429,217	-	-	-	-	-	-	-	-	-	4,106,720	79,190,956	88,190,545	(64,322,375)	23,868,170
Current Assets:																				
Cash and cash equivalents	2,098,185	(19,180)	-	105,618	11,561	-	6,918	10,074	84,161	236,210	10,468	26,096	24,050	2,587	17,233	2,341,619	-	4,955,600		4,955,600
Accounts receivable - customers	21,312	-	-	-	-	-	23,499	1,209	5,412	2,793	2,175	5,748	8,095	3,350	11,076	831,797	-	916,466		916,466
Accounts receivable - other	31,253	200,823	-	142,435	-	-	-	-	-	-	-	-	-	-	-	801,912	-	1,176,423		1,176,423
Current notes receivable	277,476	-	-	1,362,255	-	-	-	-	-	-	-	-	-	-	-	77,100	-	1,716,831		1,716,831
Allowance for doubtful accounts (accounts receivable - customers)	(16,629)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(996)	-	(17,625)		(17,625)
Allowance for doubtful accounts (notes)	-	-	-	(385,659)	-	-	-	-	-	-	-	-	-	-	-	-	-	(385,659)		(385,659)
Intercompany receivables (accounts, notes, etc.)	-	1,073,270	-	-	23	-	-	-	-	-	-	-	-	-	-	868,614	429,276,869	431,218,776	-	431,218,776
Income taxes receivable	-	643,820	-	-	3,121	-	-	-	-	-	-	-	-	-	-	179,303	-	826,244		826,244
Restricted cash	-	-	-	-	-	-	-	17,403	29,755	13,291	6,561	2,357	11,531	17,460	13,854	2,758,614	-	2,870,826		2,870,826
Prepayments and other	-	122,800	-	-	-	-	509	1,424	360	511	758	273	389	-	30	135,895	-	262,949		262,949
Total current assets	2,411,597	2,021,533	-	1,224,649	14,705	-	30,926	30,110	119,688	252,805	19,962	34,474	44,065	23,397	42,193	7,993,858	429,276,869	443,540,831	-	443,540,831
Other Assets:																				
Non-current notes receivable	2,336,365	-	-	1,485,550	-	-	-	-	-	-	-	-	-	-	-	2,561,167	-	6,383,082		6,383,082
Loans to money pools	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,186,571	-	9,186,571		9,186,571
Restricted cash	-	-	-	-	-	-	2,169	23,011	13,841	17,344	1,014	100	3,045	-	16,000	5,642,481	-	5,719,005		5,719,005
Unamortized debt expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,972,920	-	1,972,920		1,972,920
Deferred charges and other	-	13,749	-	-	-	-	-	3,300	-	100	4,924	500	-	6,054	-	1,579,180	-	1,607,807		1,607,807
Total other assets	2,336,365	13,749	-	1,485,550	-	-	2,169	26,311	13,841	17,444	5,938	600	3,045	6,054	16,000	20,942,319	-	24,869,385	-	24,869,385
Total Assets	$9,632,216	$9,206,574	$-	$2,710,199	$14,705	$1,429,217	$2,011,890	$1,337,861	$1,832,387	$1,492,527	$1,833,694	$1,606,855	$2,107,655	$2,282,323	$1,764,433	$155,016,551	$508,469,542	$702,748,629	($64,322,375)	$638,426,254

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Consolidated Village Lakeshares Inc.	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Fort Madison IHA Senior Housing LP	Wagon Wheel LP
Capitalization:									
Common stock and additional paid-in capital	$8,250,000	$2,804,496	$-	$8,915,833	$20,500	$7,140,958	$1,149,662	$626,770	$1,108,920
Retained earnings	1,377,216	2,208,477	-	(8,710,720)	(5,795)	(7,340,987)	(406,984)	(173,980)	(291,077)
Accumulated other comprehensive income (loss):									
Unrealized security gains / (losses)	-	-	-	-	-	-	-	-	-
Total common equity	9,627,216	5,012,973	-	205,113	14,705	(200,029)	742,678	452,790	817,843
Long-term debt (excluding current portion)	-	-	-	-	-	-	291,806	-	-
Borrowings from money pools	-	619,162	-	2,501,903	-	2,029,563	-	-	-
Total capitalization	9,627,216	5,632,135	-	2,707,016	14,705	1,829,534	1,034,484	452,790	817,843
Current liabilities:									
Current maturities and sinking funds	-	-	-	-	-	-	-	853,406	918,311
Accounts payable	4,024	205,529	-	128	-	-	60,524	19,607	44,711
Intercompany payables (accounts, notes, etc.)	-	24,811	-	3,055	-	19	868,614	-	-
Accrued payroll and vacations	-	-	-	-	-	-	-	-	-
Accrued interest	-	-	-	-	-	-	-	-	-
Accrued income taxes	-	-	-	-	-	44,461	-	-	-
Accrued other taxes (property, payroll, etc.)	976	67,829	-	-	-	-	-	-	-
Other current liabilities	-	-	-	-	-	-	48,268	12,058	51,522
Total current liabilities	5,000	298,169	-	3,183	-	44,480	977,406	885,071	1,014,544
Deferred Credits and Other Non-current Liabilities:									
Accumulated deferred income taxes	-	2,466,847	-	-	-	(444,797)	-	-	-
Environmental liabilities	-	70,000	-	-	-	-	-	-	-
Minority interest	-	341,251	-	-	-	-	-	-	-
Other	-	398,172	-	-	-	-	-	-	-
Total long-term liabilities	-	3,276,270	-	-	-	(444,797)	-	-	-
Total Liabilities and Capitalization	$9,632,216	$9,206,574	$-	$2,710,199	$14,705	$1,429,217	$2,011,890	$1,337,861	$1,832,387

CAPITALIZATION AND LIABILITIES:	Fort Madison IHA II Senior Housing LP	Meadow Wood Associates of Carroll Phase II, LP	Maquoketa IHA Senior Housing LP	Pickerel Park Associates LP	Countryside of Clinton Associates, LP	Knoxville IHA Senior Housing LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Investments, Inc.
Capitalization:											
Common stock and additional paid-in capital	$592,100	$1,152,910	$618,809	$1,248,000	$964,890	$570,869	$35,534,493	$65,740,753	$136,439,963	($70,699,210)	$65,740,753
Retained earnings	(120,237)	(99,903)	(59,114)	(57,222)	(31,457)	135	11,699,054	246,621,673	244,609,079	2,012,594	246,621,673
Accumulated other comprehensive income (loss):											
Unrealized security gains / (losses)	-	-	-	-	-	-	187,685	(8,328,583)	(8,140,898)		(8,140,898)
Total common equity	471,863	1,053,007	559,695	1,190,778	933,433	571,004	47,421,232	304,033,843	372,908,144	(68,686,616)	304,221,528
Long-term debt (excluding current portion)	-	476,172	849,170	862,485	597,526	948,749	91,013,842	-	95,039,750		95,039,750
Borrowings from money pools	-	-	-	-	-	-	-	51,116,003	56,266,631		56,266,631
Total capitalization	471,863	1,529,179	1,408,865	2,053,263	1,530,959	1,519,753	138,435,074	355,149,846	524,214,525	(68,686,616)	455,527,909
Current liabilities:											
Current maturities and sinking funds	782,877	276,950	-	-	560,000	-	1,177,992	-	4,569,536		4,569,536
Accounts payable	44,071	3,366	154,652	48,642	179,080	208,391	191,434	-	1,164,159		1,164,159
Intercompany payables (accounts, notes, etc.)	-	-	-	-	-	-	1,761,481	33,146	2,691,126	-	2,691,126
Accrued payroll and vacations	-	-	-	-	-	-	386,625	-	386,625		386,625
Accrued interest	-	-	-	-	-	-	837,016	-	837,016		837,016
Accrued income taxes	-	-	-	-	-	-	1,071,627	2,841,700	3,957,788		3,957,788
Accrued other taxes (property, payroll, etc.)	-	-	-	-	-	-	-	-	68,805		68,805
Other current liabilities	193,716	24,199	43,338	5,750	12,284	36,289	3,844,576	175,061	4,447,061		4,447,061
Total current liabilities	1,020,664	304,515	197,990	54,392	751,364	244,680	9,270,751	3,049,907	18,122,116	-	18,122,116
Deferred Credits and Other Non-current Liabilities:											
Accumulated deferred income taxes	-	-	-	-	-	-	4,670,989	150,269,789	156,962,828		156,962,828
Environmental liabilities	-	-	-	-	-	-	-	-	70,000		70,000
Minority interest	-	-	-	-	-	-	267,373	-	608,624	4,364,241	4,972,865
Other	-	-	-	-	-	-	2,372,364	-	2,770,536		2,770,536
Total long-term liabilities	-	-	-	-	-	-	7,310,726	150,269,789	160,411,988	4,364,241	164,776,229
Total Liabilities and Capitalization	$1,492,527	$1,833,694	$1,606,855	$2,107,655	$2,282,323	$1,764,433	$155,016,551	$508,469,542	$702,748,629	($64,322,375)	$638,426,254

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Consolidated Village Lakeshares Inc.	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Fort Madison IHA Senior Housing LP	Wagon Wheel LP	Fort Madison IHA II Senior Housing LP
Cash flows from (used for) operating activities:										
Net income (loss)	$1,859,058	$848,712	$23,385	$214,421	($5,795)	$41,659	($123,933)	($68,624)	($99,795)	($43,853)
Adjustments to reconcile net income (loss) to net cash flows from (used for) operating activities:										
Depreciation and amortization	287,792	555,955	-	-	-	35,761	56,034	86,841	114,257	66,228
Deferred taxes and investment tax credits	-	1,190,089	(38,841)	-	-	(37,671)	-	-	-	-
(Gains) /losses on dispositions of assets	(1,858,180)	(92,876)	-	-	-	-	-	-	-	-
Other	(15,547)	-	-	-	-	(213,542)	-	-	-	-
Other changes in assets and liabilities:										
Accounts receivable	8,037	27,182	102,183	(142,435)	(23)	-	(1,531)	745	(746)	(645)
Notes receivable	(1,465,732)	8,634	3,847,154	(2,462,146)	-	-	-	-	-	-
Accounts payable	(3,282,712)	170,901	(403)	3,183	-	(551)	56,760	(35,139)	(21,324)	(18,711)
Accrued taxes	(357,169)	(115,523)	-	-	-	(83,517)	-	-	-	-
Other	(171,519)	(491,047)	1,091,576	-	(3,121)	1	24,220	(15,993)	(22,791)	(7,965)
Net cash flows from (used for) operating activities	(4,995,972)	2,102,027	5,025,054	(2,386,977)	(8,939)	(257,860)	11,550	(32,170)	(30,399)	(4,946)
Cash flows from (used for) financing activities:										
Common stock dividends	-	-	4,939,094	(8,925,141)	-	-	-	-	-	-
Proceeds from issuance of long-term debt	-	-	-	-	-	-	-	-	-	289
Reductions of long-term debt	(9,103,144)	-	-	-	-	-	(9,054)	(208,332)	(204,904)	(544)
Net change in borrowings from / (loans to) money pools	-	(4,837,827)	(4,068,743)	2,501,903	-	257,860	-	-	-	-
Other	-	15,500,000	(5,984,307)	8,915,833	20,500	-	-	104,850	216,164	118,400
Net cash flows from (used for) financing activities	(9,103,144)	10,662,173	(5,113,956)	2,492,595	20,500	257,860	(9,054)	(103,482)	11,260	118,145
Cash flows from (used for) investing activities:										
Construction and acquisition expenditures	(353,281)	(15,959,161)	-	-	-	-	-	-	-	-
Proceeds from dispositions of assets	15,212,020	3,216,540	-	-	-	-	-	-	-	-
Other	8,594	2,943	3,061	-	-	-	(3,266)	-	190	(13)
Net cash flows from (used for) investing activities	14,867,333	(12,739,678)	3,061	-	-	-	(3,266)	-	190	(13)
Net increase (decrease) in cash and temporary cash investments	768,217	24,522	(85,841)	105,618	11,561	-	(770)	(135,652)	(18,949)	113,186
Cash and temporary cash investments at beginning of period	1,329,968	(43,702)	85,841	-	-	-	7,688	145,726	103,110	123,024
Cash and temporary cash investments at end of period	$2,098,185	($19,180)	$-	$105,618	$11,561	$-	$6,918	$10,074	$84,161	$236,210

	Meadow Wood Associates of Carroll Phase II, LP	Maquoketa IHA Senior Housing LP	Pickerel Park Associates LP	Countryside of Clinton Associates, LP	Knoxville IHA Senior Housing LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Investments, Inc.
Cash flows from (used for) operating activities:										
Net income (loss)	($95,691)	($59,114)	($57,222)	($31,457)	$135	$5,322,454	$23,261,745	$30,986,085	($7,724,340)	$23,261,745
Adjustments to reconcile net income (loss) to net cash flows from (used for) operating activities:										
Depreciation and amortization	67,561	28,350	40,040	29,723	22,190	4,148,340	686	5,539,758		5,539,758
Deferred taxes and investment tax credits	-	-	-	-	-	-	618,358	1,731,935	-	1,731,935
(Gains) /losses on dispositions of assets	-	-	-	-	-	24,193	-	(1,926,863)		(1,926,863)
Other	-	-	-	-	-	193,984	105,029	69,924	19,606	89,530
Other changes in assets and liabilities:										
Accounts receivable	118	(5,748)	(8,095)	(3,350)	(11,076)	(603,199)	(26,113,320)	(26,751,903)	(3,213,728)	(29,965,631)
Notes receivable	-	-	-	-	-	675,386	-	603,296	-	603,296
Accounts payable	(1,634)	154,652	48,642	179,080	208,391	(624,721)	(60,216)	(3,223,802)	3,213,728	(10,074)
Accrued taxes	-	-	-	-	-	(3,606,686)	(862,342)	(5,025,237)	-	(5,025,237)
Other	15,946	40,108	(9,215)	(11,405)	6,405	(3,277,509)	(87,128)	(2,919,437)	820,502	(2,098,935)
Net cash flows from (used for) operating activities	(13,700)	158,248	14,150	162,591	226,045	2,252,242	(3,137,188)	(916,244)	(6,884,232)	(7,800,476)
Cash flows from (used for) financing activities:										
Common stock dividends	-	-	-	-	-	(8,433,000)	(8,433,000)	(20,852,047)	12,419,047	(8,433,000)
Proceeds from issuance of long-term debt	1,020	849,170	867,485	1,385,526	949,170	1,960,000	-	6,012,660		6,012,660
Reductions of long-term debt	(353,029)	-	(5,000)	(228,000)	(421)	(892,697)	-	(11,005,125)		(11,005,125)
Net change in borrowings from / (loans to) money pools	-	-	-	-	-	3,897,635	13,516,435	11,267,263		11,267,263
Other	351,870	618,809	1,248,000	964,890	570,869	(5,135)	-	22,640,743	(7,140,743)	15,500,000
Net cash flows from (used for) financing activities	(139)	1,467,979	2,110,485	2,122,416	1,519,618	(3,473,197)	5,083,435	8,063,494	5,278,304	13,341,798
Cash flows from (used for) investing activities:										
Construction and acquisition expenditures	(5,525)	-	(244,594)	(202,794)	(208,391)	(4,793,046)	(4,030,821)	(25,797,613)		(25,797,613)
Proceeds from dispositions of assets	-	-	-	-	-	306,234	-	18,734,794		18,734,794
Other	14,974	(1,600,131)	(1,855,991)	(2,079,626)	(1,520,039)	1,770,729	2,084,574	(3,174,001)	1,605,928	(1,568,073)
Net cash flows from (used for) investing activities	9,449	(1,600,131)	(2,100,585)	(2,282,420)	(1,728,430)	(2,716,083)	(1,946,247)	(10,236,820)	1,605,928	(8,630,892)
Net increase (decrease) in cash and temporary cash investments	(4,390)	26,096	24,050	2,587	17,233	(3,937,038)	-	(3,089,570)	-	(3,089,570)
Cash and temporary cash investments at beginning of period	14,858	-	-	-	-	6,278,657	-	8,045,170		8,045,170
Cash and temporary cash investments at end of period	$10,468	$26,096	$24,050	$2,587	$17,233	$2,341,619	$-	$4,955,600	$-	$4,955,600

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Consolidated Village Lakeshares Inc.	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Fort Madison IHA Senior Housing LP	Wagon Wheel LP	Fort Madison IHA II Senior Housing LP	Meadow Wood Associates of Carroll Phase II, LP	Maquoketa IHA Senior Housing LP	Pickerel Park Associates LP	Countryside of Clinton Associates, LP	Knoxville IHA Senior Housing LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Investments, Inc.
Balance at January 1, 2001	($481,840)	$1,359,765	($4,962,479)	$-	$-	($7,382,646)	($283,051)	($105,356)	($191,282)	($76,384)	($4,212)	$-	$-	$-	$-	$14,809,600	$231,792,928	$234,475,043	($2,930,719)	$231,544,324
Net income (loss)	1,859,058	848,713	23,386	214,421	(5,795)	41,659	(123,933)	(68,624)	(99,795)	(43,853)	(95,691)	(59,114)	(57,222)	(31,457)	135	5,322,454	23,261,745	30,986,087	(7,475,722)	23,510,365
Cash dividends declared on common stock	-	-	4,939,094	(8,925,141)	-	-	-	-	-	-	-	-	-	-	-	(8,433,000)	(8,433,000)	(20,852,047)	12,419,047	(8,433,000)
Balance at December 31, 2001	$1,377,218	$2,208,478	$1	($8,710,720)	($5,795)	($7,340,987)	($406,984)	($173,980)	($291,077)	($120,237)	($99,903)	($59,114)	($57,222)	($31,457)	$135	$11,699,054	$246,621,673	$244,609,083	$2,012,606	$246,621,689

Exhibit F.22

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Operating Revenues:								
Professional fees, rents and other	$16,335,918	$2,043,307	$499,977	$859,340	$-	$19,738,542	$-	$19,738,542
Total operating revenues	16,335,918	2,043,307	499,977	859,340	-	19,738,542	-	19,738,542
Operating Expenses:								
Other operating	7,112,261	1,123,727	306,933	558,625	-	9,101,546	-	9,101,546
Maintenance	1,905,207	141,085	16,359	190,813	-	2,253,464		2,253,464
Depreciation and amortization	1,543,523	504,496	21,669	244,913	-	2,314,601		2,314,601
Miscellaneous taxes other than income taxes	1,461,899	125,223	-	38,000	-	1,625,122		1,625,122
Total operating expenses	12,022,890	1,894,531	344,961	1,032,351	-	15,294,733	-	15,294,733
Operating Income (Loss)	4,313,028	148,776	155,016	(173,011)	-	4,443,809	-	4,443,809
Interest Expense and Other:								
Interest expense	38,748	-	-	-	-	38,748		38,748
Interest expense - intercompany	-	501,875	-	351,182	317,788	1,170,845		1,170,845
Interest income	(191)	-	-	(8,644)	-	(8,835)		(8,835)
Interest income - intercompany	(186,444)	(93,523)	(4,885)	-	-	(284,852)		(284,852)
Income from consolidated subsidiaries	-	-	-	-	(3,460,741)	(3,460,741)	3,460,741	-
Minority interest of income	-	-	-	-	-	-	(58,193)	(58,193)
Other *(income)* and deductions - *net*	(2,021,693)	24,070	(500)	-	30,188	(1,967,935)		(1,967,935)
Total interest expense and other	(2,169,580)	432,422	(5,385)	342,538	(3,112,765)	(4,512,770)	3,402,548	(1,110,222)
Income (Loss) before Income Taxes	6,482,608	(283,646)	160,401	(515,549)	3,112,765	8,956,579	(3,402,548)	5,554,031
Income Taxes:								
Current - Federal	1,959,297	(17,149)	49,645	(315,752)	(101,556)	1,574,485		1,574,485
- State	475,352	(3,219)	13,090	(111,924)	(40,949)	332,350		332,350
Deferred - Federal	148,803	-	294	175,215	-	324,312		324,312
- State	34,670	-	55	32,890	-	67,615		67,615
Total income tax expense (benefit)	2,618,122	(20,368)	63,084	(219,571)	(142,505)	2,298,762	-	2,298,762
Net Income (Loss)	$3,864,486	($263,278)	$97,317	($295,978)	$3,255,270	$6,657,817	($3,402,548)	$3,255,269

Exhibit F.23

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS:	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Property, Plant and Equipment:								
Other Property, Plant and Equipment:								
Other	$51,119,197	$12,349,014	$169,429	$4,994,898	$-	$68,632,538	$89,907	$68,722,445
Less - Accumulated depreciation	(14,679,399)	(5,441,255)	(90,905)	(457,584)	-	(20,669,143)		(20,669,143)
Total other property, plant and equipment, net	36,439,798	6,907,759	78,524	4,537,314	-	47,963,395	89,907	48,053,302
Total property, plant and equipment	36,439,798	6,907,759	78,524	4,537,314	-	47,963,395	89,907	48,053,302
Investments:								
Consolidated subsidiaries	-	-	-	-	28,544,448	28,544,448	(28,544,448)	-
Total investments	-	-	-	-	28,544,448	28,544,448	(28,544,448)	-
Current Assets:								
Cash and cash equivalents	507,684	82,995	(1,273)	(4,706)	-	584,700		584,700
Accounts receivable - customers	2,686,577	317,055	25,629	31,329	-	3,060,590		3,060,590
Intercompany receivables (accounts, notes, dividends, taxes, etc.)	61,836	-	11,688	-	53,208	126,732	(67,360)	59,372
Income taxes receivable	-	20,368	-	205,250	54,947	280,565		280,565
Materials and supplies, at average cost	972,455	-	-	-	-	972,455		972,455
Prepayments and other	350,321	63,633	465	-	-	414,419		414,419
Total current assets	4,578,873	484,051	36,509	231,873	108,155	5,439,461	(67,360)	5,372,101
Other Assets:								
Deferred charges and other	4,085	-	-	-	120,000	124,085		124,085
Total other assets	4,085	-	-	-	120,000	124,085	-	124,085
Total Assets	$41,022,756	$7,391,810	$115,033	$4,769,187	$28,772,603	$82,071,389	($28,521,901)	$53,549,488

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2001

CAPITALIZATION AND LIABILITIES:	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Capitalization:								
Common stock and additional paid-in capital	$9,625,158	$2,466,800	$59,253	$1,000	$7,836,956	$19,989,167	($12,152,211)	$7,836,956
Retained earnings	16,373,102	371,649	97,317	(539,738)	21,061,754	37,364,084	(16,302,330)	21,061,754
Total common equity	25,998,260	2,838,449	156,570	(538,738)	28,898,710	57,353,251	(28,454,541)	28,898,710
Long-term debt (excluding current portion)	1,225,017	-	-	-	-	1,225,017		1,225,017
Borrowings from money pools	-	4,330,493	(92,617)	4,840,026	(179,315)	8,898,587		8,898,587
Total capitalization	27,223,277	7,168,942	63,953	4,301,288	28,719,395	67,476,855	(28,454,541)	39,022,314
Current liabilities:								
Current maturities and sinking funds	137,909	-	-	-	-	137,909		137,909
Accounts payable	2,166,262	54,647	3,487	-	-	2,224,396		2,224,396
Intercompany payables (accounts, notes, dividends, taxes, etc.)	111,703	15,564	17,913	19,903	53,208	218,291	(67,360)	150,931
Accrued payroll and vacations	359,649	6,359	-	-	-	366,008		366,008
Accrued interest	2,668	-	-	-	-	2,668		2,668
Accrued income taxes	843,951	-	4,296	-	-	848,247		848,247
Accrued other taxes (property, payroll, etc.)	570,173	99,169	29	37,602	-	706,973		706,973
Environmental liabilities	7,681	-	-	-	-	7,681		7,681
Other current liabilities	414,268	47,129	12,001	8,250	-	481,648		481,648
Total current liabilities	4,614,264	222,868	37,726	65,755	53,208	4,993,821	(67,360)	4,926,461
Deferred Credits and Other Non-current Liabilities:								
Accumulated deferred income taxes	6,894,618	-	13,354	402,144	-	7,310,116		7,310,116
Pension and other benefit obligations	2,290,597	-	-	-	-	2,290,597		2,290,597
Total long-term liabilities	9,185,215	-	13,354	402,144	-	9,600,713	-	9,600,713
Total Liabilities and Capitalization	$41,022,756	$7,391,810	$115,033	$4,769,187	$28,772,603	$82,071,389	($28,521,901)	$53,549,488

Exhibit F.24

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Cash flows from operating activities:								
Net income (loss)	$3,864,486	($263,278)	$97,317	($295,978)	$3,255,270	$6,657,817	($3,402,547)	$3,255,270
Adjustments to reconcile net income (loss) to net cash flows from operating activities:								
Depreciation and amortization	1,543,523	504,496	21,669	244,913	-	2,314,601		2,314,601
Deferred taxes and investment tax credits	183,473	-	349	208,105	-	391,927	-	391,927
(Gains)/ losses on dispositions of assets	(2,022,725)	24,070	(500)	-	-	(1,999,155)		(1,999,155)
Other changes in assets and liabilities:								
Accounts receivable	1,472,469	(35,407)	20,436	76,770	9,273	1,543,541	4,821	1,548,362
Materials and supplies, at average cost	24,439	-	-	-	-	24,439		24,439
Accounts payable	88,083	10,074	2,505	(5,682)	(9,274)	85,706	(4,821)	80,885
Accrued taxes	(577,057)	(3,231)	(1,816)	37,018	-	(545,086)	-	(545,086)
Other	(113,030)	(55,205)	1,940	(18,122)	(54,582)	(238,999)	(58,193)	(297,192)
Net cash flows from operating activities	4,463,661	181,519	141,900	247,024	3,200,687	8,234,791	(3,460,740)	4,774,051
Cash flows used for financing activities:								
Common stock dividends	(5,426,233)	-	-	-	-	(5,426,233)	5,426,233	-
Reductions of long-term debt	(75,949)	-	-	-	-	(75,949)		(75,949)
Net change in borrowings from /(loans to) money pools	-	(13,122)	(92,617)	(98,042)	(4,421,366)	(4,625,147)		(4,625,147)
Net cash flows used for financing activities	(5,502,182)	(13,122)	(92,617)	(98,042)	(4,421,366)	(10,127,329)	5,426,233	(4,701,096)
Cash flows from (used for) investing activities:								
Construction and acquisition expenditures	(1,520,679)	(363,376)	(46,319)	(147,202)	(775,000)	(2,852,576)		(2,852,576)
Proceeds from dispositions of assets	2,233,397	7,648	500	-	-	2,241,545		2,241,545
Other	721	-	1	1	1,995,679	1,996,402	(1,965,493)	30,909
Net cash flows from (used for) investing activities	713,439	(355,728)	(45,818)	(147,201)	1,220,679	1,385,371	(1,965,493)	(580,122)
Net increase (decrease) in cash and temporary cash investments	(325,082)	(187,331)	3,465	1,781	-	(507,167)	-	(507,167)
Cash and temporary cash investments at beginning of period	832,766	270,326	(4,738)	(6,487)	-	1,091,867		1,091,867
Cash and temporary cash investments at end of period	$507,684	$82,995	($1,273)	($4,706)	$-	$584,700	$-	$584,700

Exhibit F.25

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Subtotal	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Balance at January 1, 2001	$17,934,849	$634,927	$-	($243,760)	$17,806,484	$36,132,500	($18,326,016)	$17,806,484
Net income (loss)	3,864,486	(263,278)	97,317	(295,978)	3,255,270	6,657,817	(3,402,548)	3,255,269
Cash dividends declared on common stock	(5,426,233)	-	-	-	-	(5,426,233)	5,426,233	-
Balance at December 31, 2001	$16,373,102	$371,649	$97,317	($539,738)	$21,061,754	$37,364,084	($16,302,331)	$21,061,753

EXHIBIT I

FOREIGN UTILITY COMPANY FINANCIAL STATEMENTS

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.
Balance Sheet
December 31, 2001
(Currency - Mexico Peso)

ASSETS

CURRENT ASSETS:		
Cash	$ -	
TOTAL ASSETS		$ -

LIABILITIES AND EQUITY

COMMON EQUITY:		
Capital:		
Alliant Energy de Mexico, S. de R.L. de C.V.	$ 2,999	
Alliant Energy de Mexico, LLC	1	
		3,000
Unpaid Capital:		
Alliant Energy de Mexico, S. de R.L. de C.V.	(2,999)	
Alliant Energy de Mexico, LLC	(1)	
		(3,000)
TOTAL LIABILITIES AND EQUITY		$ -

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.
Income Statement
For the Month and Year-to-Date Ended December 31, 2001
(Currency - Mexico Peso)

	Month Actual	Year-to-Date Actual
OPERATING REVENUE		
Other revenue	$ -	$ -
TOTAL OPERATING REVENUE	-	-
OPERATING EXPENSES		
Other operating expenses	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING INCOME	-	-
OTHER INCOME AND DEDUCTIONS		
Interest income - Intercompany	-	-
Interest expense - Intercompany	-	-
Income from investments		
Foreign currency transaction gains/losses		
TOTAL OTHER INCOME AND DEDUCTIONS	-	-
NET INCOME/(LOSS) BEFORE TAXES	-	-
INCOME TAXES		
Curent income tax expense	-	-
Deferred income tax expense	-	-
TOTAL INCOME TAXES	-	-
NET INCOME/(LOSS)	$ -	$ -

Alliant Energy Renewable Resources, Ltd.
Balance Sheet
December 31, 2001
(Currency - U.S. Dollar)

ASSETS

CURRENT ASSETS:			
Cash			$ -
INVESTMENTS:			
Investment in Renewable Energy & Energy Efficiency Fund for Emerging Markets, Ltd. (REEF)			(129,986)
TOTAL ASSETS			$ (129,986)

LIABILITIES AND EQUITY

LIABILITIES:			
Intercompany payable to Alliant Energy International, Inc.			$ -
COMMON EQUITY:			
Capital Stock and addititional paid-in capital		957,692	
Prior Years Retained Earnings/(Losses)	(21,740)		
Current Year Net Income/(Loss)	(1,065,938)	(1,087,678)	
			(129,986)
TOTAL LIABILITIES AND EQUITY			$ (129,986)
			-

G:\InternalReporting\INTERNATIONAL\CHINA\Renewable Resources\[FINSTMT01.xls]Dec

Alliant Energy Renewable Resources, Ltd.
Income Statement
For the Month and Year-to-Date Ended December 31, 2001
(Currency - U.S. Dollar)

	Month Actual	Year-to-Date Actual
OPERATING REVENUE		
Other revenue	$ -	$ -
TOTAL OPERATING REVENUE	-	-
OPERATING EXPENSES		
Other operating expenses	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING INCOME	-	-
OTHER INCOME AND DEDUCTIONS		
Interest (expense) income - bank	-	(469)
Interest (expense) - Alliant Energy International, Inc.	-	-
Dividend income	-	-
Income/(loss) from equity investments	-	(1,065,469)
Foreign currency transaction gains/losses	-	-
TOTAL OTHER INCOME AND DEDUCTIONS	-	(1,065,938)
NET INCOME/(LOSS) BEFORE TAXES	-	(1,065,938)
INCOME TAXES		
Curent income tax expense	-	-
Deferred income tax expense	-	-
TOTAL INCOME TAXES	-	-
NET INCOME/(LOSS)	$ -	$ (1,065,938)

Alliant Energy Servicios de Mexico, S. de R.L. de C.V.
Balance Sheet
December 31, 2001
(Currency - Mexico Peso)

ASSETS

CURRENT ASSETS:		
Cash	$ -	
TOTAL ASSETS		$ -

LIABILITIES AND EQUITY

COMMON EQUITY:		
Capital:		
Alliant Energy de Mexico, S. de R.L. de C.V.	$ 2,999	
Alliant Energy de Mexico, LLC	1	
		3,000
Unpaid Capital:		
Alliant Energy de Mexico, S. de R.L. de C.V.	(2,999)	
Alliant Energy de Mexico, LLC	(1)	
		(3,000)
TOTAL LIABILITIES AND EQUITY		$ -

Alliant Energy Servicios de Mexico, S. de R.L. de C.V.
Income Statement
For the Month and Year-to-Date Ended December 31, 2001
(Currency - Mexico Pesos)

	Month Actual	Year-to-Date Actual
OPERATING REVENUE		
Other revenue	$ -	$ -
TOTAL OPERATING REVENUE	-	-
OPERATING EXPENSES		
Other operating expenses	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING INCOME	-	-
OTHER INCOME AND DEDUCTIONS		
Interest income - Intercompany	-	-
Interest expense - Intercompany	-	-
Income from investments		
Foreign currency transaction gains/losses		
TOTAL OTHER INCOME AND DEDUCTIONS	-	-
NET INCOME/(LOSS) BEFORE TAXES	-	-
INCOME TAXES		
Curent income tax expense	-	-
Deferred income tax expense	-	-
TOTAL INCOME TAXES	-	-
NET INCOME/(LOSS)	$ -	$ -

Auditor's Report

(Draft)

WXSSZ No. 050 (2002)

Anhui New Energy Heat & Power Co., Ltd.,

We are engaged to audit your balance sheet and income statement dated December 31, 2001. Your financial department prepares these statements and we are responsible for the auditing. The auditing is performed based on the "Independent Auditing Guidelines of Public Accountants of PRC". During the auditing, we performed all the necessary auditing procedures including random check of accounting records.

We hereby confirm that the above-mentioned statements are in line with the "Enterprise Accounting Guidelines" and the "Accounting System of Sino-foreign Joint Ventures of PRC". All the major aspect of the financial status and operational results by December 31, 2001 are reflected in the statements and the consistency is followed.

Anhui Xincheng Accounting Firm

Public Accountant of PRC

Bengbu, PRC

February 5, 2002

Anhui New Energy Heat & Power Co., Ltd.
Financial Statement
Explanatory Note

Unit: RMB

I. Brief Introduction of ANE

Anhui New Energy Heat & Power Co., Ltd. ("ANE") is a joint venture established by Interstate Energy Corporation, Pte ("Interstate"), TransPacific Capital LLC ("TPC") and Bengbu Thermal Power Plant ("Bengbu Thermal") with the approval of Anhui Foreign Economic and Trade Commission (WWJMZ No. 093 [2000], "Approval of Establishment of Anhui New Energy Heat & Power Co., Ltd.") on December 5, 2002. The business license is coded QZWBZFZ No. 000244. The total investment is 29,990,000 USD and the registered capital is 20,000,000 USD. The cooperation term is 20 years.

The business scope of ANE includes the development and cooperation of combined heat and power facility, i.e., operation, management, production and sale of electricity and steam.

II. Major Accounting System

1. Accounting System

ANE adopts the "Accounting System of Sino-foreign Joint Ventures of PRC" and its supplementary regulations.

2. Accounting Year

The accounting year of ANE starts as of January 1 and ends on December 31.

3. Accounting Principle and Valuation Basis

Accrual system is taken as the accounting principle and the actual cost is the valuation basis.

4. Standard Currency for Accounting and Foreign Exchange Conversion

RMB is the standard currency for accounting. All the foreign currency related business is converted based on the middle price of RMB on the specific day announced by the People's Bank of China. At the term end, the balance of the foreign exchange account is adjusted based on the exchange rate on that specific day and the difference is considered as part of the financial cost of that term.

5. Bad Debt

ANE reserves 5‰ of the balance of the account receivables at year-end as the bad debt allowance.

6. Inventory Accounting

Actual cost method is adopted for the material accounting. 50%-50% amortization method is taken for the low-value consumables accounting.

7. Fixed Assets Accounting

Straight-line depreciation of fixed assets is adopted and according to Article 10.4 of the approved articles of association (approval WWJMZZ No. 093 [2000]), "fixed assets shall be depreciated in 13 years without residue" (approved by Bengbu Municipal Treasury Bureau in CGZ No. 5 [2002]). The average annual depreciation rate is 7.69%.

8. Intangible Assets Accounting

Land use rights will be straight-line amortized in 20 years as of January 2001.

9. Income Confirmation Principle

Product sales: Business revenue is considered to realize as of the delivery of product and the transfer of product ownership, and receipt of sales revenue or evidence to collect sales revenue.

Service income: The income from service or labor is considered to realize when the labor or service is provided, compensation is received or evidence to collect compensation is received.

10. Taxation

Taxation	Tax Rate (%)
VAT	13 (steam)
VAT	17 (electricity)
Business Tax	5
Enterprise Income Tax	(% in tax preferential treatment approval)
Local Income Tax	(% in tax preferential treatment approval)

Note: Tax preferential treatment approval

11. Investment Recovery and Profit Distribution

Investment Recovery:

According to the articles of association and approval of Anhui Provincial Treasury Bureau, the depreciation in 2001 shall be distributed to the parties as follows:

Interstate Energy:	91.43%
TPC:	.57%

Profit Distribution:

According to the resolution of the board, the profit in 2001 shall be distributed as follows:

(1) 0% for reserve fund;
(2) 0% for enterprise development fund;
(3) 2.5% for employee bonus and welfare fund

III. Explanation on Financial Statement

A. Explanation on Balance Sheet

1. Money Capital

The balance by December 31, 2001 is 28,494,947.73 RMB, in which:

Cash	3,856.07
Bank deposit	28,491,091.66
Including: RMB deposit	28,489,764.51
USD deposit (USD160.35)	1,327.15

2. Account Receivables

The balance of account receivables by December 31, 2001 is 39,490,131.23 RMB.

(1) Aging schedule

Age	Amount	Percentage
< 1 year	39,490,131.23	100%
1 ~ 2 years		
> 3 years		
Total	39,490,131.23	100%

(2) Regional schedule

Domestic account receivables	39,490,131.23
Foreign account receivables	

(3) Large-volume account receivables analysis

Account receivables	Amount
Bengbu Power Supply Bureau	23,499,442.17
Long March	15,971,701.16

3. Prepayment

The balance of prepayment by December 31, 2001 is 50,000.00 RMB and aging schedule as follows:

Age	Amount	Percentage
< 1 year	50,000.00	100%
1 ~ 2 years		
Total	50,000.00	100%

4. Other account receivables

The balance by December 31, 2001 is 119,880.00 RMB and aging schedule as follows:

Age	Amount	Percentage
< 1 year	119,880.00	100%
1 ~ 2 years		
> 3 years		
Total	119,880.00	100%

5. Inventory

The balance by December 31, 2001 is 11,522,941.49 RMB, in which:

Item	Amount
Materials	9,519,712.27
Low-value consumables	269,428.33
Fuel	1,733,800.89
Total	11,522,941.49

6. Expenses to be amortized

The balance by December 31, 2001 is 558,752.28 RMB, in which:

Expenditure	Balance at beginning of year	Increase in this year	Amortization of this year	Balance at year end
Insurance premium		1,204,123.62	677,537.15	526,586.47
Software update & adjustment		38,120.00	15,885.00	22,235.00
Office supplies		114,054.90	104,124.09	9,930.81
Total		1,356,298.52	797,546.24	558,752.28

7. Fixed assets

The balance by December 31, 2001 is 194,518,779.98 RMB.

Fixed assets category	Beginning value	Increase in this year	Decrease in this year	Closing Value
Buildings & constructions	70,663,464.95			70,663,464.95
Machinery & equipment	119,323,735.49	3,340,667.09	323,867.68	122,340,534.90
Transportation equipment	1,078,180.13	436,600.00		1,514,780.13
Total	191,065,380.57	3,777,267.09	323,867.68	194,518,779.98

8. Accumulated depreciation

The balance by December 31, 2001 is 14,776,565.66 RMB.

Fixed assets category	Beginning value	Increase in this year	Decrease in this year	Closing Value
Buildings & constructions		3,925,333.08		3,925,333.08
Machinery & equipment		10,856,127.64	132,543.02	10,723,584.62
Transportation equipment		127,647.96		127,647.96
Total		14,909,108.68	132,543.02	14,776,565.66

The depreciation of the initial fixed assets withdrew this year 14,648,864 RMB.

9. Projects under construction

The balance by December 31, 2001 is 139,000.00 RMB.

Item	Beginning balance	Increase in this year	Decrease in this year	Closing balance
Double-seat valves for Turbine #3		139,000.00		139,000.00

10. Intangible assets

The balance by December 31, 2001 is 31,227,735.00 RMB.

The beginning balance was 32,871,300.00 RMB, which is the land use right contributed by Bengbu Thermal Power Plant as stipulated in the Articles of Association. The price is 32,871,300.00. According to the Articles of Association, the cooperation term is 20 years. The intangible assets shall be amortized in 20 years (136,963.75 RMB per month). Therefore, 1,643,565.00 RMB shall be amortized in 2001.

11. Short-term borrowings

The balance by December 31, 2001 is 16,554,800.00 RMB. Details as follows:

Creditor	Ending balance	Term
Cinda Hefei Office	16,554,800.00	1 year

12. Account payables

The balance by December 31, 2001 is 6,894,496.35 RMB, which are:

Creditor	Amount	Nature
Huabei Coal Company	661,727.81	Payment for purchase
Huainan Haidun Trade Company	232,287.97	Payment for purchase
Suzhou Shenlong Trade Company	1,708,819.49	Payment for purchase
Zhudian	269,210.00	Payment for purchase
Bengbu Yongshun Trade Company	889,210.96	Payment for purchase
Bengbu Ruitai Trade Company	814,592.4	Payment for purchase

13. Wage payable:

The balance by December 31, 2001 is 4,825,207.22 RMB:

Item	Amount
Beginning balance	
Plus: this year withdrawal	19,446,974.78
Minus: this year expenditure	14,621,767.56
Ending balance	4,825,207.22

Breakdown of balance:

Item	Amount
Salary	2,688,232.44
Employee welfare	1,297,870.77
Employee welfare and bonus fund	839,104.01

14. Unpaid taxes:

The balance by December 31, 2001 is 3,249,472.82 RMB:

Taxation	Amount
VAT	3,249,472.82
Business tax	
Income tax	
Total	3,249,472.82

15. Other unpaid expenses:

The balance by December 31, 2001 is 176,269.63 RMB:

Category	Amount
Water conservancy fund	10,942.12
Inflation fund	36,026.08
Dyke fund	129,301.43
Total	176,269.63

16. Long-term borrowings

The balance by December 31, 2001 is 66,136,426.00 RMB:

Creditor	Amount
Cinda Hefei Office	66,136,426.00

17. Paid-in capital

The balance by December 31, 2001 is 157,270,600.00 RMB:

Investor	Beginning value	Increase of this year	Ending balance	Reason of increase
Bengbu Thermal Power Plant		49,664,400.00	49,664,400.00	Investment
Interstate Energy		97,673,320.00	97□673,320.00	Investment
TransPacific Capital		9,932,880.00	9,932,880.00	Investment
Total		157,270,600.00	157,270,600.00	

18. Contributed surplus:

The balance by December 31, 2001 is 529,654.57 RMB. The beginning balance is 0 RMB. Increase of this year will be the investment reserves due to appreciation of asset evaluation.

Item	Beginning value	Increase of this year	Ending balance	Reason of increase
Capital premium		647,954.57	647,954.57	Difference of capital conversion
Difference of foreign exchange capital conversion		-118,300.00	-118300.00	Difference of capital conversion

19. Undistributed profit:

The balance by December 31, 2001 is 32,725,056.28 RMB.

Last year balance	0.00
This year increase	33,564,160.29
This year decrease	839,104.01

B. Explanation on Profit and Profit Distribution

1. Major business revenues and business costs

The major business revenue in 2001 is 187,527,000.74 RMB and the major business cost is 136,510,169.46 RMB, which are:

Major business category	Major business revenue	Business cost
Electricity	114,031,058.74	67,831,519.72
Steam	73,495,942.00	68,678,649.74
Total	187,527,000.74	136,510,169.46

2. Financial cost

The amount is 5,058,998.35 RMB in 2001.

Item	Audited
Interest expenditure	5,058,998.35
Including: Interest expenditure	5,165,379.92
Interest income	106,381.57

3. A & G cost

The amount in 2001 is 11,009,082.84RMB, in which:

Major Item	Amount
Office expense	1,006,651.32
Travel	738,866.72
Technical evaluation	200,000.00
Repair & maintenance	367,001.66
Amortization of low-value consumables	36,288.72
Labor union	330,000.00
BOD	496,596.00
Consultant fee	8,000.00
Entertainment	1,205,019.74
Housing public reserve fund	720,000.00
Unemployment insurance	150,000.00
Stamp tax, etc.	80,621.15
Pension	1,900,000.00
Amortization of intangible assets	1,643,565.00
~~Amortization of other assets (u~~Use fee of transmission lines~~)~~	487,500.00
Bad debt loss	197,450.65

4. Operating cost

The amount in 2001 is 1,191,265.14 RMB.

Item	Audited
Service fee for reticulation networks	191,265.14
Interconnection service fee	1,000,000.00

IV. Disclosure of Important Issues

1. Issues after term

On January 7, 2002, Interstate Energy made the second equity contribution (1,000.000 USD) and the "Capital Verification Report" (WXSYZ No. 005 [2002]) was issued by Anhui Xincheng Accounting Firm on January 17, 2002.

2. A bank borrowing of 82,690,000 RMB (9,990,000 USD) was made with the pledge of the tangible assets.

Anhui New Energy Heat & Power Co., Ltd.
December 31, 2001

? ? ? ? ?/Balance Sheet

?/Date:2001 ?12?31?

Prepared by Abhui New Energy Heat & Power Co., Ltd. ?. Unit: RMB

Item	No.	?/At Beg. Of Year	?/At the End of Year	Item	No.	?/At Beg. of Yea	?/At the End of Year
monetary capital	1		28,494,947.73	short term loans	48		16,554,800.00
short term investment	2			notes payable	49		
less: short term investment price fall preparation	3			accounts payable	50		6,894,496.35
net amount of short term investment	4			advances from customers	51		
notes receivable	5			sales commission	52		
stock interest receivable	6			accrued payroll	53		4,825,207.22
interest receivable	7			welfare fund payable	54		
accounts receivable	8		39,490,131.23	taxes unpaid	55		3,249,472.82
other money receivable	9		119,880.00	profit (stock interest) payable	56		
less: provision for bad debts	10		197,450.65	other taxes payable	57		176,269.63
net amount of other receivables	11		39,292,680.58	other payables	58		1,308,037.53
advances to suppliers	12		50,000.00	accrued expense	59		1,478,131.00
futures earnest money	13			long term liabilities due within one year	60		
grants receivables	14			other current liabilities	61		
export drawback receivable	15			current liabilities total	62		34,486,414.55
inventory	16		11,522,941.49	long term loans	63	66,317,000.00	66,136,426.00
include: raw materials	17		11,522,941.49	bond payable	64		
manufactured products (in inventory)	18			long term payables	65	107,955,280.57	
less: provision for loss on realization of inventories	19			other long term liabilities	66		
net amount of inventory	20		11,522,941.49	include: special reserves	67		
prepaid expense	21		558,752.28	special payables	68		
net loss of standby current assets	22			total of long term liabilities	69	174,272,280.57	66,136,426.00
long term credit investment within one year	23			deferred tax charges	70		
other current assets	24			liability total	71	174,272,280.57	100,622,840.55
total of current assets	25		80,039,202.08	minority stockholder's equity	72		
long term investment	26			paid-in capital (capital stock)	73	49,664,400.00	157,270,600.00
less: provision for long term investment loss	27			state capital	74		
net amount of long term investment	28			collective capital	75		
include: merge price difference	29			legal entity capital	76		49,664,400.00
original cost of fixed assets	30	191,065,380.57	194,518,779.98	include: state legal entity capital	77		
less: accumulated depreciation	31		14,776,565.66	collective legal entity capital	78		
net value of fixed assets	32	191,065,380.57	179,742,214.32	individual capital	79		
disposal of fixed assets	33			foreign capital	80		107,606,200.00
construction materials	34			capital surplus	81		529,654.57
construction in progress	35		139,000.00	surplus accumulation	82		
net loss of standby fixed assets	36			include: legal surplus accumulation	83		
total of fixed assets	37	191,065,380.57	179,881,214.32	accumulation fund	84		
intangible assets	38	32,871,300.00	31,227,735.00	supplementary current capital	85		
include: land use right	39	32,871,300.00	31,227,735.00	unrecognized investment loss	86		
deferred assets	40			undistributed profit	87		32,725,056.28
include: organization cost	41			difference in translation of currency	88		
fixed assets improvement expense	42			owner equity total	89	49,664,400.00	190,525,310.85
total of intangible and deferred assets	43	32,871,300.00	31,227,735.00		90		
other long term assets	44				91		
include: special reserved materials	45				92		
deferred tax charges	46				93		
assets total	47	223,936,680.57	291,148,151.40	liability and owner equity total	94	223,936,680.57	291,148,151.40

/Date:2001

/ Prepared by Anhui New Energy Heat & Power Co., Ltd. / Unit: RMB

Item	No.	/Monthly	/Year Accumulative
I. Product sales income	1	18,236,863.88	187,527,000.74
less: product sales cost	2	14,707,502.28	136,510,169.46
product sales expense	3	104,922.00	1,191,265.14
product sales taxes	4		
II. Product sales profit	7	3,424,439.60	49,825,566.14
plus: other business profit	9		
less: general & administrative expense	10	1,836,277.57	11,009,082.84
financial expense	11	395,162.66	5,058,998.35
III. Business profit	14	1,192,999.37	33,757,484.95
plus: investment profit	15		
income from grants	16		
income from outside business	17		
less: expense from outside business	18	191,324.66	193,324.66
plus: past year profit loss adjustment	20		
IV. Profit total	25	1,001,674.71	33,564,160.29
less: income tax	26		
V. Net profit	23	1,001,674.71	33,564,160.29

? ? ? ? ?/Profit Distribution

2001?

?? / Prepared by Anhui New Energy Heat & Power Co., Ltd. ?? / Unit: RMB

Item	No.	?/At Beg. Of Year	?/At the End of Year
Net profit	1		33,564,160.29
Minus: Employee bonus & welfare fund	2		839,104.01
Reserve fund	3		
Enterprise development fund	4		
Profit as reinvestment	5		
	6		
Plus: Undistributed profit at beginning of the year	7		
Deficit coverage	8		
	9		
Profit distributable	10		32,725,056.28
Minus: Distributed profit	11		
Including: Chinese Party's shareholder's interest	12		
Foreign Parties' shareholder's interest	13		
Profit repaying investment	14		
Undistributed profit at year-end	15		32,725,056.28

ANE

安徽鑫诚会计师事务所

皖鑫所审字【2002】第050号

审

计

报

告

委托单位：安徽新源热电有限公司

报告日期：二〇〇二年二月五日

审 计 报 告

皖鑫所审字【2002】第 050 号

安徽新源热电有限公司：

我们接受委托，审计了贵公司 2001 年 12 月 31 日的资产负债表及 2001 年度的损益表。这些会计报表由贵公司负责，我们的责任是对这些会计报表发表审计意见，我们的审计是依据《中国注册会计师独立审计准则》进行的。在审计过程中，我们结合贵公司实际情况，实施了包括抽查会计记录等我们认为必要的审计程序。

我们认为，上述会计报表符合《企业会计准则》和《中华人民共和国外商投资企业会计制度》的有关规定，在所有重大方面公允地反映了贵公司 2001 年 12 月 31 日的财务状况及 2001 年度的经营成果，会计处理方法的选用遵循了一贯性原则。

安徽鑫诚会计师事务所　　　　中国注册会计师：班红

中国 · 蚌埠　　　　中国注册会计师

2002 年 2 月 5 日

资 产 负 债 表/Balance Sheet

日期/Date:2001 年12月31日

编制单位：安徽新源热电有限公司　　　　单位：元　　Unit: RMB

项 目	No.	年初数 At Beg. Of Year	年末数 At the End of Year	项 目	No.	年初数 At Beg. of Year	年末数 At the End of Year
货币资金	1		28,494,947.73	短期借款	48		16,554,800.00
短期投资	2			应付票据	49		
减：短期投资跌价准备	3			应付账款	50		6,894,496.35
短期投资净额	4			预收账款	51		
应收票据	5			代销商品款	52		
应收股利	6			应付工资	53		4,825,207.22
应收利息	7			应付福利费	54		
应收账款	8		39,490,131.23	未交税金	55		3,249,472.82
其他应收款	9		119,880.00	应付利润（股利）	56		
减：坏账准备	10		197,450.65	其他应交款	57		176,269.63
应收款项净额	11		39,292,680.58	其他应付款	58		1,308,037.53
预付账款	12		50,000.00	预提费用	59		1,478,131.00
期货保证金	13			一年内到期的长期负债	60		
应收补贴款	14			其他流动负债	61		
应收出口退税	15			流动负债合计	62		34,486,414.55
存货	16		11,522,941.49	长期借款	63	66,317,000.00	66,136,426.00
其中：原材料	17		11,522,941.49	应付债券	64		
产成品（库存商品）	18			长期应付款	65	107,955,280.57	
减：存货跌价准备（商品削价准备）	19			其他长期负债	66		
存货净额	20		11,522,941.49	其中：特准储备资金	67		
待摊费用	21		558,752.28	专项应付款	68		
待处理流动资产净损失	22			长期负债合计	69	174,272,280.57	66,136,426.00
一年内到期的长期债权投资	23			递延税款贷项	70		
其他流动资产	24			负 债 合 计	71	174,272,280.57	100,622,840.55
流动资产合计	25		80,039,202.08	*少数股东权益	72		
长期投资	26			实收资本（股本）	73	49,664,400.00	157,270,600.00
减：长期投资减值准备	27			国家资本	74		
长期投资净额	28			集体资本	75		
*其中：合并价差	29			法人资本	76		49,664,400.00
固定资产原价	30	191,065,380.57	194,518,779.98	其中：国有法人资本	77		
减：累计折旧	31		14,776,565.66	集体法人资本	78		
固定资产净值	32	191,065,380.57	179,742,214.32	个人资本	79		
固定资产清理	33			外商资本	80		107,606,200.00
工程物资	34			资本公积	81		529,654.57
在建工程	35		139,000.00	盈余公积	82		
待处理固定资产净损失	36			其中：法定盈余公积	83		
固定资产合计	37	191,065,380.57	179,881,214.32	公益金	84		
无形资产	38	32,871,300.00	31,227,735.00	补充流动资本	85		
其中：土地使用权	39	32,871,300.00	31,227,735.00	*未确认的投资损失	86		
递延资产	40			未分配利润	87		32,725,056.28
其中：开办费	41			外币报表折算差额	88		
固定资产改良支出	42			所有者权益合计	89	49,664,400.00	190,525,310.85
无形及递延资产合计	43	32,871,300.00	31,227,735.00		90		
其他长期资产	44				91		
其中：特准储备物资	45				92		
递延税款借项	46				93		
资 产 总 计	47	223,936,680.57	291,148,151.40	负债和所有者权益总计	94	223,936,680.57	291,148,151.40

利 润 分 配 表

2001年度

会工02表续表
单位:元

编制单位：安徽新源热电有限公司

项目	行次	期初数	期末数
净利润	1		33,564,160.29
减：职工奖励及福利基金	2		839,104.01
储备基金	3		
企业发展基金	4		
利润转作投资	5		
	6		
加：年初未分配利润	7		
已弥补亏损	8		
	9		
可供投资者分配的利润	10		32,725,056.28
减：已分配利润	11		
其中：中方股利	12		
外方股利	13		
利润归还投资	14		
年末未分配利润	15		32,725,056.28

损益表/Profit & Loss Ledger

日期/Date:2001年度

编制单位：安徽新源热电有限公司/Prepared by Anhui New Energy Heat & Power Co., Ltd.　　　单位：人民i

项　目	No.	本月数/Monthly	本年累计数/Year Accumulative
一、产品销售收入	1	18, 236, 863. 88	187, 527, 000. 74
减：产品销售成本	2	14, 707, 502. 28	136, 510, 169. 46
产品销售费用	3	104, 922. 00	1, 191, 265. 14
产品销售税金及附加	4		
二、产品销售利润	7	3, 424, 439. 60	49, 825, 566. 14
加：其他业务利润	9		
减：管理费用	10	1, 836, 277. 57	11, 009, 082. 84
财务费用	11	395, 162. 66	5, 058, 998. 35
三、营业利润	14	1, 192, 999. 37	33, 757, 484. 95
加：投资收益	15		
补贴收入	16		
营业外收入	17		
减：营业外支出	18	191, 324. 66	193, 324. 66
加：以前年度损益调整	20		
四、利润总额	25	1, 001, 674. 71	33, 564, 160. 29
减：所得税	26		
五、净利润	23	1, 001, 674. 71	33, 564, 160. 29

安徽新源热电有限公司
会计报告附注

单位：人民币元

一、公司简介

安徽新源热电有限公司（以下简称本公司）系经安徽省对外贸易经济合作厅皖外经贸资字[2000]第093号《关于同意成立安徽新源热电有限公司的批复》文件批准，由新加坡州际能源有限公司（以下简称州际能源）、美国超洋金融有限责任公司（以下简称超洋金融）和中国蚌埠热电厂（以下简称热电厂）共同投资的合作企业，于2000年12月5日成立。取得企作皖蚌总副字第000244号企业法人营业执照。投资总额2999万美元，注册资本2000万美元。合营期20年。

本公司主要的经营范围包括：热电联产电厂的发展和运营，包括经营、管理、电力及蒸汽的生产销售。

二、主要会计政策

1、会计制度

本公司执行《中华人民共和国外商投资企业会计制度》及其补充规定。

2、会计期间

本公司会计年度自公历1月1日起至12月31日止。

3 记帐原则和计价基础

本公司以权责发生制为记帐原则，以实际成本为计价基础。

4、记账本位币和外币换算

本公司以人民币为记帐本位币，对发生的外币经济业务，按当日中国人民银行挂牌的该外币汇率中间价进行折算。期末，对外币账户的外币余额按当日的市场汇价调整，差额计入当期财务费用。

5、坏账核算方法

本公司按年末应收账款余额的5‰计提坏账准备。

6、存货核算方法

本公司发出材料按实际成本法计算；低值易耗品按五五摊销法核算。

7、固定资产核算方法

本公司固定资产折旧方法采用直线法计算，并按经批准的公司章程（注：批准文号皖外经贸资字[2000]第093号）第10.4条的规定“在13年内以不留残值方式完全折旧”（注：完全折旧方式已经蚌埠市财政局财工字[2002]5号文件批准）。完全折旧的年平均折旧率约为7.69%。

8、无形资产核算方法

土地使用权：按直线法自2001年1月起分20年摊销。

12、收入确认原则

商品销售：以商品已经发出，商品所有权转移买方，收到货款或取得收取货款的证据时，作为营业收入实现；

劳务收入：以劳务已经提供，收入价款，或已取得收取款项的证据时，作为收入的实现。

13、税项

税　种	税率（%）
增值税	13(热力)
增值税	17(电力)
营业税	5
企业所得税	（税收优惠的批准文件批准的税率为　%）
地方所得税	（税收优惠的批准文件批准的税率为　%）

注：税收优惠的批准文件

14、投资收回与利润分配

投资收回：根据公司章程规定及安徽省财政厅的批复，2001年度的全部折旧分配比例是：

州际能源91.43%

超洋金融8.57%

利润分配：根据董事会决定，2001年度的利润的分配比例是：

1 提取储备基金0%

2 提取的企业发展基金0%

3 提取职工奖励及福利基金2.5f%

三、会计报表有关项目注释

（一） 资产负债表有关项目注释

1、货币资金

2001 年 12 月 31 日余额为人民币 28,494,947.73 元；

其中：

现金	3,856.07
银行存款	28,491,091.66
其中：人民币存款	28,489,764.51
美元存款（USD160.35）	1,327.15

2、应收帐款

2001 年 12 月 31 日余额为人民币 39,490,131.23 元；

（1） 帐龄分析如下：

账龄	金额	比例
1 年以下	39,490,131.23	100%
1~2 年的		
3 年以上的		
合计	39,490,131.23	100%

（2）地区分析：

应收国内账款	39,490,131.23
应收国外账款	

(3) 大额应收账款分析

大额应收款单位名称	金额
蚌埠供电局/Bengbu Power Supply Bureau	23,499,442.17
蚌埠市长征热力有限公司/Long March	15,971,701.16

3、预付账款

2001 年 12 月 31 日余额为人民币 50,000.00 元；

账龄分析如下：

账龄	金额	比例
1 年以下	50,000.00	100%

1~2 年的		
合计	50,000.00	100%

4、其他应收款

2001 年 12 月 31 日余额为人民币 119,880.00 元;

账龄分析如下:

账龄	金额	比例
1 年以下	119,880.00	100%
1~2 年的		
3 年以上的		
合计	119,880.00	100%

5、存货

2001 年 12 月 31 日余额为人民币 11,522,941.49 元;

其中:

项目	金额
原材料	9,519,712.27
低值易耗品	269,428.33
燃料	1,733,800.89
合计	11,522,941.49

6、待摊费用

2001 年 12 月 31 日余额为人民币 558,752.28 元,其中:

费用内容	年初余额	本年增加	本年摊销	年末余额
保险费		1,204,123.62	677, 537. 15	526,586.47
软件升级调试费		38, 120. 00	15, 885. 00	22,235.00
办公用品		114, 054. 90	104, 124. 09	9,930.81
合计		1, 356, 298. 52	797, 546. 24	558,752.28

7、固定资产

2001 年 12 月 31 日余额人民币 194,518,779.98 元

固定资产类别	期初价值	本年增加	本年减少	期末价值

房屋建筑物	70, 663, 464. 95			70,663,464.95
机器设备	119, 323, 735. 49	3,340,667.09	323,867.68	122,340,534.90
运输设备	1, 078, 180. 13	436,600.00		1,514,780.13
合计	191,065,380.57	3,777,267.09	323,867.68	194,518,779.98

本年度提取的初始投入的固定资产

8、累计折旧

2001 年 12 月 31 日余额为人民币 14,776,565.66 元，

固定资产类别	期初价值	本年增加	本年减少	期末价值
房屋及建筑物		3,925,333.08		3,925,333.08
机械设备		10,856,127.64	132,543.02	10,723,584.62
运输设备		127,647.96		127,647.96
合计	-	14,909,108.68	132,543.02	14,776,565.66

本年度提取的初始投入的固定资产折旧总额 14,648,864 元

9、在建工程

2001 年 12 月 31 日余额为人民币 139,000.00 元

项目	期初余额	本年增加	本年减少	期末余额
3＃机双座阀		139,000.00		139,000.00

10、无形资产

2001 年 12 月 31 日余额为人民币 31,227,735.00 元。

本年期初余额为 32,871,300.00 元，系蚌埠热电厂按公司章程约定投入的土地使用权，作价 32,871,300.00 元。根据公司章程约定合营期为 20 年，分 20 年摊销(每月按 136,963.75 元)，本年摊销 1,643,565.00 元。

11、短期借款

2001 年 12 月 31 日余额为人民币 16,554,800.00 元，具体如下：

贷款单位	期末借款余额	期限
中国信达资产管理公司合肥办事处	16,554,800.00	一年

12、应付账款

2001 年 12 月 31 日余额为人民币 6,894,496.35 元。其中主要为：

主要大额债权人	金额	性质

淮北煤电集团运销总公司	661,727.81	货款
淮南市海顿商贸有限公司	232,287.97	货款
宿州市盛隆物资有限公司	1,708,819.49	货款
珠电公司	269,210.00	货款
蚌埠市永顺贸易有限公司	889,210.96	货款
蚌埠市瑞泰物资有限公司	814,592.4	货款

13、应付工资

2001 年 12 月 31 日余额为人民币 4,825,207.22 元：

项目	金额
期初余额	
加：本年列支提取数	19,446,974.78
减：本年支出数	14,621,767.56
期末余额	4,825,207.22

余额明细如下：

项目	金额
工资	2,688,232.44
职工福利费	1,297,870.77
职工福利及奖励基金	839,104.01

14、未缴税金

2001 年 12 月 31 日余额为人民币 3,249,472.82 元

税种	金额
增值税	3,249,472.82
营业税	
所得税	
合计	3,249,472.82

15、其他未交款

2001 年 12 月 31 日余额为人民币 176,269.63 元。

类别	金额
水利基金	10,942.12

物价基金	36,026.08
堤防基金	129,301.43
合计	176,269.63

16、长期借款

2001年12月31日余额为人民币66,136,426.00元。

贷款机构	金额
中国信达资产管理公司合肥办事处	66,136,426.00

17、实收资本

2001年12月31日余额为人民币157,270,600.00元。

投资人	期初价值	本年增加数	期末余额	增加原因
热电厂		49,664,400.00	49,664,400.00	投资投入
州际能源		97,673,320.00	97,673,320.00	投资投入
超洋金融		9,932,880.00	9,932,880.00	投资投入
合计		157,270,600.00	157,270,600.00	

18、资本公积

2001年12月31日余额为人民币529,654.57元，年初余额为0元,本年增加数为资产评估增值形成的股权投资准备。

项目	期初价值	本年增加数	期末余额	增加原因
资本溢价		647,954.57	647,954.57	资本折算差额
外币资本折算差额		-118,300.00	-118300.00	资本折算差额

19、未分配利润

2001年12月31日余额为人民币32,725,056.28元。

上年余额	0.00
本年增加	33,564,160.29
本年减少	839,104.01

(二)利润及利润分配表有关项目注释

1、主营业务收入和营业成本

2001 年度实现主营业务收入为人民币 187,527,000.74 元，主营业务成本 136,510,169.46 元，具体如下：

主营业务类别	主营业务收入	营业成本
电力	114,031,058.74	67,831,519.72
热力	73,495,942.00	68,678,649.74
合计	187,527,000.74	136,510,169.46

2、财务费用

2001 年度发生额为人民币 5,058,998.35 元

项目	审定数
利息支出	5,058,998.35
其中：利息支出	5,165,379.92
利息收入	106,381.57

3、管理费用

2001 年度发生额为人民币 11,009,082.84 元

其中：主要项目：	金额
办公费	1,006,651.32
差旅费	738,866.72
技术评估费	200,000.00
修缮费	367,001.66
低值易耗品摊销	36,288.72
工会经费	330,000.00
董事会费	496,596.00
顾问费	8,000.00
招待费	1,205,019.74
住房公积金	720,000.00
待业保险费	150,000.00
印花税等	80,621.15
养老金	1,900,000.00
无形资产摊销	1,643,565.00
输变线路使用费	487,500.00
坏账损失	197,450.65

4、营业费用

2001 年度营业费用为人民币 1,191,265.14 元。

项目	审定数
热力管网服务费	191,265.14
电力上网服务费	1,000,000.00

四、重要事项揭示

1. 期后事项

2002 年 1 月 7 日洲际能源第二次注资 100 万美元到位，并由安徽鑫诚会计师事务所于 2002 年元月 17 日出具了皖鑫所验字[2002]第 005 号《验资报告》。

2. 以有形资产做抵押的借款计人民币 8269 万元（999 万美元）。

安徽新源热电有限公司

2001 年 12 月 31 日

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Cat-Leo Energia S.A.:

(1) Examinamos os balanços patrimoniais individual (controladora) e consolidado da CAT-LEO ENERGIA S.A. e controlada em conjunto em 31 de dezembro de 2001 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nosso exame foi conduzido de acordo com as normas de auditoria aplicáveis no Brasil e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião, as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Cat-Leo Energia S.A. e controlada em conjunto em 31 de dezembro de 2001 e o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes ao exercício findo naquela data, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) A controlada em conjunto Usina Termelétrica de Juiz de Fora S.A. registrou nas demonstrações contábeis em 31 de dezembro de 2001 contas a receber no montante de R$3.929 mil (equivalentes a participação da controladora), relacionadas à comercialização de energia elétrica no âmbito do Mercado Atacadista de Energia Elétrica - MAE, com base em extratos fornecidos em 13 de março de 2002 pela ASMAE (Administradora do MAE). Entretanto, eventuais decisões futuras por parte das autoridades reguladoras poderão resultar em ajustes significativos nas quantidades e/ou valores registrados pela controlada em conjunto como energia elétrica comercializada no MAE.

(5) As demonstrações contábeis individuais (controladora) referentes ao exercício findo em 31 de dezembro de 2000, apresentadas para fins comparativos, não foram examinadas por auditores independentes.

Cataguases, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123"S"MG

Mauro Moreira
Sócio-Diretor Responsável
Contador CRC-1-RJ-072.056"S"MG

CAT-LEO ENERGIA S/A

CNPJ Nº 02.260.955/0001-03

Balanços patrimoniais em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO
Ativo	**2001**	**2000**	**2001**
		(Não auditado)	
Circulante			
Disponibilidade	24	21	708
Contas a receber - concessionárias	-	-	4,340
Dividendos a receber	43	-	-
Estoques	1	-	1
Impostos a recuperar	187	546	3,538
Despesas pagas antecipadamente	232	10	232
	487	577	8,819
Realizável a longo prazo			
Créditos com partes relacionadas	56,583	-	11,059
Impostos a recuperar	1,590	-	2,346
Bens destinados a alienação	-	-	3,076
	58,173	-	16,481
Permanente			
Investimentos	12,889	1	-
Imobilizado	58,065	29,940	107,894
Diferido	-	-	275
	70,954	29,941	108,169
Total do Ativo	**129,614**	**30,518**	**133,469**

As notas explicativas são parte integrante destes balanços.

CAT-LEO ENERGIA S/A

CNPJ Nº 02.260.955/0001-03

Balanços patrimoniais em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Passivo	CONTROLADORA 2001	CONTROLADORA 2000 (Não auditado)	CONSOLIDADO 2001
Circulante			
Fornecedores	1,442	895	3,789
Empréstimos e financiamentos	58	-	58
Folha de pagamento	15	-	15
Tributos e contribuições sociais	532	117	1,677
Juros sobre capital próprio	495	-	495
Obrigações estimadas	121	52	141
Outras contas a pagar	94	19	94
	2,757	1,083	6,269
Exigível a longo prazo			
Empréstimos e financiamentos	36	-	36
Impostos a recolher	-	-	1,264
	36	-	1,300
Patrimônio líquido e recursos destinados a aumento de capital			
Capital social	13,151	13,151	13,151
Reservas de lucros	1,543	43	623
	14,694	13,194	13,774
Recursos destinandos a aumento capital	112,127	16,241	112,126
	126,821	29,435	125,900
Total do Passivo	**129,614**	**30,518**	**133,469**

As notas explicativas são parte integrante destes balanços.

CAT-LEO ENERGIA S/A
CNPJ Nº 02.260.955/0001-03

Demonstrações do resultado
para os exercícios findos em 31 de dezembro
(Em milhares de reais, exceto o lucro líquido por ação)

	CONTROLADORA		CONSOLIDADO
	2001	**2000** (Não auditado)	**2001**
Receita operacional bruta			
Fornecimento de energia elétrica	2,550	989	6,891
Serviços prestados	2,399	-	-
	4,949	989	6,891
Deduções à receita operacional			
ICMS faturado	4	111	4
Pis, Cofins e ISS	294	36	245
	298	147	249
Receita operacional líquida	**4,651**	**842**	**6,642**
Despesa operacional			
Pessoal	439	286	354
Material	220	21	130
Serviços de terceiros	607	104	114
Gás natural	-	-	1,395
Transporte de potência elétrica	217	-	381
Depreciação e amortização	318	148	540
Outras despesas	113	23	95
	1,914	582	3,009
Resultado do serviço	**2,737**	**260**	**3,633**
Despesa financeira			
Juros sobre o capital próprio	(582)	-	(582)
Outras despesas financeiras líquidas	(169)	(183)	(57)
	(751)	(183)	(639)
Resultado de equivalência patrimonial	182	-	-
Resultado operacional	**2,168**	**77**	**2,994**
Receita não operacional	76	1	76
Despesa não operacional	-	-	1,577
Lucro líquido antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**2,244**	**78**	**1,493**
Contribuição social	177	7	125
Imposto de renda	467	12	688
Lucro antes das participações e da reversão dos juros sobre o capital próprio	**1,600**	**59**	**680**
Participações dos administradores	(100)	-	(100)
Reversão de juros sobre o capital próprio	582	-	582
Lucro líquido do exercício	**2,082**	**59**	**1,162**
Lucro líquido por ação - R$	0.158	0.004	

As notas explicativas são parte integrante destas demonstrações

CAT-LEO ENERGIA S/A

CNPJ Nº 02.260.955/0001-03

Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO
	2001	**2000** (Não auditado)	**2001**
Origens de recursos			
Das Operações			
Lucro líquido do exercício	2,082	59	1,162
Despesas (receitas) que não afetam o capital circulante:			
Depreciação e amortização	318	148	540
Equivalência patrimonial	(182)	-	-
	2,218	207	1,702
Dos Acionistas			
Aumento de capital	-	12,700	-
Adiantamento para futuro aumento de capital	95,886	16,030	95,886
	95,886	28,730	95,886
De Terceiros			
Financiamentos captados	36	1	36
Parcelamento de longo prazo - impostos	-	-	1,264
	36	1	1,300
Total da origens	**98,140**	**28,938**	**98,888**
Aplicações de recursos			
Créditos com partes relacionadas	56,583	-	-
No investimento	12,706	1	-
No imobilizado	28,443	29,429	78,472
No diferido	-	-	296
No realizável a longo prazo	1,590	-	13,406
Bens destinados a alienação	-	-	3,076
Juros sobre o capital próprio e dividendos	582	14	582
Total das aplicações de recursos	99,904	29,444	95,832
Aumento (redução) do capital circulante líquido	**(1,764)**	**(506)**	**3,056**
Demonstração da variação do capital circulante líquido			
Ativo circulante:			
No início do exercício	577	-	577
No fim do exercicio	487	577	8,819
	(90)	577	8,242
Passivo circulante:			
No início do exercício	1,083	-	1,083
No fim do exercício	2,757	1,083	6,269
	1,674	1,083	5,186
Aumento (redução) do capital circulante líquido	**(1,764)**	**(506)**	**3,056**

As notas explicativas são parte integrante destas demonstrações

CAT-LEO ENERGIA S/A

CNPJ Nº 02.260.955/0001-03

Demonstrações das mutações do patrimônio líquido
para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

		Reservas de lucros			
	Capital social	Estatutária	Legal	Lucros (prejuízos) acumulados	Total
Saldos em 01 de janeiro de 2000	451	-	-	(2)	449
Aumento de capital	12,700	-	-	-	12,700
Lucro líquido do exercício	-	-	-	59	59
Proposta de destinação do lucro líquido do exercício:					
Reserva legal	-	-	3	(3)	-
Dividendos	-	-	-	(14)	(14)
Reserva estatutária	-	40	-	(40)	-
Saldos em 31 de dezembro de 2000 (Não auditado)	13,151	40	3	-	13,194
Lucro líquido do exercício	-	-	-	2,082	2,082
Proposta de destinação do lucro líquido do exercício:					
Reserva legal	-	-	104	(104)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	(495)	(495)
Imposto de renda retido na fonte incidente sobre os sobre os juros sobre o capital próprio	-	-	-	(87)	(87)
Reserva estatutária	-	1,396	-	(1,396)	-
Saldos em 31 de dezembro de 2001	13,151	1,436	107	-	14,694

As notas explicativas são parte integrante destas demonstrações

CAT-LEO ENERGIA S/A

CNPJ N.º 02.260.955/0001-03

Notas explicativas às demonstrações contábeis para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

1. Contexto operacional

A Companhia tem como principal objetivo social a geração de energia elétrica e, em junho de 2000 teve sua razão social alterada de Cat-Leo Energia Ltda. para Cat-Leo Energia S/A, passando a partir desta data a ser uma Sociedade Anônima de capital fechado.

A Cat-Leo Energia S/A detém de forma compartilhada o controle acionário da Usina Termelétrica de Juiz de Fora S/A (produtora independente de energia termelétrica), que iniciou suas atividades comerciais em 25 de novembro de 2001.

A Cat-Leo apresentava capital circulante liquido negativo em 31 dezembro de 2001 de R$2.270 (R$2.550 de capital circulante positivo no consolidado), R$506 em 31 de dezembro de 2000. Para fazer face a esse desequilíbrio a Companhia já tem aprovado junto ao BNDES, financiamentos em fase de contratação, referentes a investimentos já realizados em suas plantas de geração no montante de R$25.600.

2. Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e da Agência Nacional de Energia Elétrica – ANEEL

3. Sumário das principais práticas contábeis

a) Contas a receber - concessionárias (consolidado) engloba a energia elétrica gerada que foi faturada através de contrato bilateral, e a energia elétrica a faturar correspondente àquela comercializada no âmbito do Mercado Atacadista de Energia - MAE.

b) Os estoques estão valorizados ao custo médio de aquisição, que não excede seu valor de mercado;

c) O investimento na controlada Usina Termelétrica de Juiz de Fora S/A, foi contabilizado pelo método de equivalência patrimonial, tomando-se por base o patrimônio líquido daquela empresa em 31 de dezembro de 2001;

d) O imobilizado está demonstrado pelo custo de aquisição e/ou valor de construção dos bens, deduzidos das depreciações calculadas pelo método linear, com base nos prazos de vida útil estimada e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso.

e) O diferido refere-se às despesas pré-operacionais que estão sendo amortizados pelo prazo de 10 anos.

f) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido do adicional de 10% determinado pela legislação vigente. A contribuição social foi calculada à alíquota 9%.

g) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

h) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço.

i) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da

(Em milhares de reais)

legislação societária brasileira requer que a Administração da Companhia se baseia em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. A principal estimativa relacionada às demonstrações contábeis referem-se ao registro da energia elétrica vendida no Mercado Atacadista de Energia - MAE (nota 5).

4. Demonstrações contábeis consolidadas

As demonstrações contábeis consolidadas foram elaboradas de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96 e, incluem as demonstrações contábeis da Usina Termelétrica de Juiz de Fora S/A. Por se tratar de um investimento compartilhado (cada sócio detém 50% do capital), a consolidação abrange 50% dos saldos das contas patrimoniais e de resultado.

Descrição dos principais procedimentos de consolidação:

a) eliminação dos saldos das contas de ativo e passivo entre as sociedades consolidadas;

b) eliminação do investimento da sociedade na controlada incluída na consolidação;

c) eliminação dos saldos de receitas e despesas decorrentes de negócios entre as sociedades consolidadas;

d) eliminação dos saldos das contas de ativo, passivo e resultado, proporcional à participação.

A seguir, conciliação do resultado da controladora e consolidado em 31 de dezembro de 2001:

	Resultado do exercício	Patrimônio líquido
Controladora	2.082	14.694
Lucro não realizado nas transações com a controlada	(920)	(920)
Consolidado	1.162	13.774

5. Contas a receber concessionárias - consolidado

Do montante de R$4.340, R$3.929 correspondem ao volume de energia comercializado no Mercado Atacadista de Energia (MAE), conforme extrato divulgado em 13 de março de 2002. Entretanto eventuais decisões futuras por parte das autoridades reguladoras, poderão resultar em ajustes relevantes apresentados no referido extrato.

O restante do saldo correspondente a R$411 é referente a venda de energia com base em contrato bilateral firmado com a Companhia Força e Luz Cataguazes-Leopoldina.

Por tratar-se de investimento compartilhado, apresentou-se acima os montantes de energia elétrica vendidos correspondentes aos 50% de participação na controlada Usina Termelétrica de Juiz de Fora S/A.

6. Impostos a recuperar

	Controladora		Consolidado
	2001	2000 (*)	2001
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS(**)	1.590	546	5.697

(Em milhares de reais)

.Programa de Integração Social – PIS	2	-	2
.Contribuição para a Seguridade Social – Cofins	7	-	7
.Contribuições Previdenciárias	178	-	178
	1.777	546	5.884
.Parcela de curto prazo	187	546	3.538
.Parcela de longo prazo	1.590	-	2.346

(*) Não auditado

(**) Esse créditos são oriundos das aquisições de bens destinados ao imobilizado. Apesar da vendas de energia elétrica realizadas pela Companhia e sua controlada não gerarem débito de ICMS, a legislação estadual desse imposto permite a transferência de créditos acumulados para as concessionárias de energia elétrica localizada no Estado de Minas Gerais. Amparada por esse dispositivo legal a Companhia e sua controlada repassarão os créditos de ICMS para a Companhia Força e Luz Cataguazes-Leopoldina.

7. Bens destinados a alienação – consolidado

Durante o exercício de 2001, a controlada adquiriu um gerador de energia elétrica pelo montante de R$6.153. Posteriormente a Administração reavaliou a estrutura de geração de energia e decidiu não mais utilizar o referido equipamento. Como conseqüência, em 31 de dezembro de 2001, a Companhia transferiu o bem do ativo imobilizado para o realizável a longo prazo para fins de alienação. A Administração considera que o valor contábil do equipamento é compatível com o valor de mercado e sua alienação não resultará em perda para Companhia.

Por tratar-se de investimento compartilhado, este crédito esta demonstrado por R$3.076 no consolidado, referente aos 50% de participação na controlada.

8. Investimentos

Participação na controlada (Usina Termelétrica de Juiz de Fora S/A)

	2001	2000 (*)
Capital social	25.500	1
Quantidade de ações/quotas possuídas (mil)	12.750	1
Participação (%)	50%	50%
Lucro líquido do exercício	365	-
Patrimônio líquido	25.778	1
Equivalência patrimonial	182	-
Investimentos	12.889	1

(*) Não auditado

9. Transações com partes relacionadas

Apresentamos os saldos das operações efetuadas no exercício:

2001	2000 (*)

	Cia. Força e Luz Cataguazes-Leopoldina	Usina Termelétrica de Juiz de Fora S/A	Cia. Força e Luz Cataguazes-Leopoldina
Serviços prestados (contratados)	(222)	2.399	-
Fornecimento de energia elétrica	2.550	-	989
Custo de conexão	(198)	-	-
Adiantamento a controlada	-	56.583	-
Adiantamento para futuro aumento de capital	(112.127)	-	(16.241)

(*) Não auditado

As transações estão suportadas por contratos que são remunerados por taxas e condições usualmente praticadas no mercado.

No consolidado, o montante de R$11.059 corresponde a adiantamento concedido à controlada não eliminado pelo fato da consolidação ser realizada proporcional.

(Em milhares de reais)

10. Imobilizado

	Taxa anual de depreciação (%)	Controladora		Consolidado
		2001	2000 (*)	2001
Em serviço:				
Produção:				
Geração hidráulica	2,5 a 10	19.599	6.585	19.599
Geração térmica	5,0 a 10	-	-	48.782
Sistema de transmissão de conexão	2,5 a 10	1.768	-	2.787
		21.367	**6.585**	**71.168**
Depreciação acumulada:				
Produção:				
Geração hidráulica		(449)	(148)	(449)
Geração térmica		-	-	(199)
Sistema de transmissão de conexão		(17)	-	(19)
		(466)	**(148)**	**(667)**
Em curso:				
Produção:				
Geração hidráulica		35.425	23.503	35.425
Geração térmica		-	-	222
Sistema de transmissão de conexão		1.639	-	1.646
Administração		100	-	100
		37.164	25.503	37.393
		58.065	**29.940**	**107.894**

(*) Não auditado

11. Parcelamento de impostos

Durante o exercício de 2001, a controlada parcelou em 100 meses o débito fiscal de ICMS junto ao Governo do Estado de Minas Gerais no montante de R$2.997. Desse montante, a parcela correspondente a juros e multa foi registrada no resultado do exercício como despesas não operacional. Em 31 de dezembro de 2001, o saldo a pagar atualizado pela TJLP estava registrado pelos montantes de R$469 e R$2.528, respectivamente, nas rubricas "Tributos e contribuições sociais" no passivo circulante e "Impostos a recolher" no exigível a longo prazo.

Por tratar-se de investimento compartilhado, este parcelamento esta demonstrado no consolidado nas rubricas mencionadas acima, pelos valores correspondentes aos 50% de participação na controlada.

(Em milhares de reais)

12. Imposto de renda e contribuição social

A despesa de imposto de renda e contribuição social, apropriada no resultado do exercício, foi apurada conforme demonstrado a seguir:

	Controladora				Consolidado	
	Imposto de renda		Contribuição social		Imposto de renda	Contribuição social
	2001	2000 (*)	2001	2000 (*)	2001	2001
Resultado antes do imposto de renda e da contribuição social	2.244	78	2.244	78	1.493	1.493
Adições (exclusões) permanentes	(224)	-	(277)	-	1.411	(104)
Base de cálculo	2.020	78	1.967	78	2.904	1.389
Alíquotas fiscais	25%	15%	9%	9%	25%	9%
Imposto de renda e contribuição social	(505)	(12)	(177)	(7)	(726)	(125)
Outros	38	-	-	-	38	-
Despesa de imposto de renda e contribuição social	(467)	(12)	(177)	(7)	(688)	(125)

(*) Não auditado

13. Capital social - controladora

O capital social, subscrito e integralizado, está representado por 13.151.000 ações ordinárias, sem valor nominal.

O estatuto social determina que 5% do lucro líquido serão aplicados na constituição de reserva legal de que trata o art. 193 da Lei nº 6.404/76. Além disso, determina a distribuição de dividendos obrigatórios de 25% do lucro líquido do exercício, ajustado na forma do artigo nº 202 da Lei nº 6.404/76. Após as destinações anteriores, o saldo remanescente de lucros deverá ser destinado à uma reserva estatutária de retenção de lucros, limitada a 80% do capital social, que se destina a ampliação e renovação de instalações e investimentos.

14. Dividendos

Os dividendos propostos no encerramento do exercício foram calculados como se segue:

Lucro líquido do exercício	2.082
Reserva legal	(104)
Lucro líquido ajustado	1.978
Dividendos obrigatórios (25%)	495

(Em milhares de reais)

A Administração irá propor o pagamento de juros sobre o capital próprio, no montante bruto de R$582, conforme segue:

Juros sobre o capital próprio:	**2001**
Ações ordinárias (R$ 44,25 por lote de mil ações)	582
Total	582

Os juros sobre o capital próprio foram contabilizados em despesa financeira, conforme previsto na legislação fiscal, em contrapartida do passivo circulante. Para efeito de apresentação das demonstrações contábeis, o valor desses juros está sendo demonstrado como reversão na demonstração do resultado em contrapartida da conta Lucros Acumulados, no Patrimônio Líquido.

15. Fornecimento de energia elétrica

A Companhia gerou 32.783 Mwh (20.904 Mwh em 2000), 43.783 Mwh no consolidado, correspondendo a uma receita de venda de energia no montante de R$2.550 (R$989 em 2000) e, R$6.891 no consolidado.

16. Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

Companhia de Eletricidade de Nova Friburgo - CENF

Demonstrações Contábeis Acompanhadas do
Parecer dos Auditores Independentes

31 de Dezembro de 2001 e 2000

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Companhia de Eletricidade de Nova Friburgo - CENF:

(1) Examinamos os balanços patrimoniais da COMPANHIA DE ELETRICIDADE DE NOVA FRIBURGO - CENF em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela Administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião, as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Companhia de Eletricidade de Nova Friburgo - CENF em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) Conforme comentado nas Notas 5 e 6, a Companhia registrou em suas demonstrações contábeis em 31 de dezembro de 2001 ativos e passivos relacionados à comercialização de energia livre, com base em dados preliminares fornecidos pela Administradora do Mercado Atacadista de Energia Elétrica – ASMAE. Adicionalmente, registrou contas a receber relacionadas a recomposição tarifária para o período de racionamento, bem como diferimento relativo à variação de valores da Parcela A ("CVA") decorrentes da aplicação da Medida Provisória nº 14 (ainda sujeita à aprovação do Congresso Nacional) e Resolução nº 90 da Agência Nacional de Energia Elétrica - ANEEL e Resolução nº 91 da Câmara de Gestão da Crise de Energia Elétrica – GCE. Estes valores serão realizados através de aumentos tarifários extraordinários, aprovados por resoluções específicas da ANEEL, bem como através de inclusão do CVA na análise anual dos reajustes de suas tarifas, e ambos estão pendentes de revisão e homologação pela ANEEL.

Nova Friburgo, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-RJ

Mauro Moreira
Sócio-Diretor Responsável
Contador CRC-1-RJ-072.056/O-2

Companhia de Eletricidade de Nova Friburgo
CNPJ Nº 33.249.049/0001-06
Balanços Patrimoniais em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Ativo	2001	2000
Circulante		
Disponibilidades	203	454
Aplicações no mercado aberto	3	411
Consumidores e concessionárias	6,762	5,768
Títulos de créditos a receber	1,495	893
Recomposição tarifária extraordinária	2,424	-
Provisão para créditos de liquidação duvidosa	(257)	(218)
Estoques	201	162
Impostos a recuperar	404	762
Despesas pagas antecipadamente	669	20
	11,904	8,252
Realizável a longo prazo		
Recomposição tarifária extraordinária	4,849	-
Créditos tributários	1,118	1,273
Empréstimos com partes relacionadas	606	1,638
Depósitos judiciais	381	310
Impostos a recuperar	628	-
Despesas pagas antecipadamente	1,254	-
Programa emergencial - racionamento	1,436	-
Outros	96	94
	10,368	3,315
Permanente		
Investimentos	52	33
Imobilizado	38,320	35,076
Diferido	10	12
	38,382	35,121
TOTAL DO ATIVO	60,654	46,688

Passivo	2001	2000
Circulante		
Fornecedores	3,301	1,736
Empréstimos e financiamentos	5,597	684
Folha de pagamento	41	37
Tributos e contribuições sociais	2,972	2,497
Juros sobre o capital próprio/dividendos	2,684	2,158
Encargos do consumidor a recolher	252	253
Obrigações estimadas	199	183
Outras contas a pagar	916	590
	15,962	8,138
Exigível a longo prazo		
Fornecedores	706	-
Empréstimos e financiamentos	542	491
Imposto de renda diferido	222	330
Tributos e contribuições sociais	2,234	2,259
Provisões para contingências	1,092	598
Outras contas a pagar	506	125
	5,302	3,803
Obrigações vinculadas à concessão	3,949	3,471
Patrimônio líquido	9,251	7,274
Capital social	15,600	15,600
Reservas de capital	183	183
Reservas de lucros	8,669	7,060
Lucros acumulados	10,989	8,433
	35,441	31,276
TOTAL DO PASSIVO	60,654	46,688

As notas explicativas são parte integrante destes balanços.

Companhia de Eletricidade de Nova Friburgo

CNPJ Nº 33.249.046/0001-06

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais, exceto o lucro líquido por ação)

	2001	2000
Receita operacional bruta		
Fornecimento de energia elétrica	51,296	45,988
Suprimento de energia elétrica	409	333
Outras	714	1,093
	52,419	47,414
Deduções à receita operacional		
ICMS faturado	9,562	10,195
Pis e Cofins	1,914	1,731
Quotas para reserva global de reversão	606	499
	12,082	12,425
Receita operacional líquida	**40,337**	**34,989**
DESPESA OPERACIONAL		
Pessoal	2,525	2,342
Material	718	575
Serviços de terceiros	6,857	6,532
Energia elétrica comprada para revenda	16,918	14,325
Depreciação e amortização	2,108	1,841
Quota para conta de consumo de combustível	1,999	2,333
Provisão para contingências	149	121
Outras despesas	828	837
	32,102	28,906
Resultado do serviço	8,235	6,083
Receita (despesa) financeira		
Variação monetária e acréscimo moratório de energia vendida	689	569
Encargos de dívidas	(469)	(76)
Juros sobre o capital próprio	(1,813)	(1,616)
Reversão (provisão) de juros sobre impostos	(99)	1,128
Outras despesas	(162)	(368)
	(1,854)	(363)
Resultado operacional	6,381	5,720
Receita não operacional	324	224
Despesa não operacional	(141)	(124)
	183	100
Lucro antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**6,564**	**5,820**
Contribuição social	(581)	(489)
Imposto de renda	(1,518)	(1,378)
Lucro antes das participações e da reversão dos juros sobre o capital próprio	**4,465**	**3,953**
Participações dos administradores	(300)	(294)
Lucro antes da reversão dos juros sobre o capital próprio	**4,165**	**3,659**
Reversão de juros sobre o capital próprio	1,813	1,616
Lucro líquido do exercício	**5,978**	**5,275**
Lucro líquido por ação - R$	0.06	0.05

As notas explicativas são parte integrante destas demonstrações.

Companhia de Eletricidade de Nova Friburgo
CNPJ Nº 33.249.046/0001-06

Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

	2001	2000
Origens de recursos		
Das operações		
Lucro líquido do exercício	5,978	5,275
Despesas (receitas) que não afetam o capital circulante:		
Depreciação e amortização	2,108	1,841
Valor residual de ativo permanente baixado	291	329
Juros e variações monetárias de itens de longo prazo	(9)	136
Imposto de renda e contribuição social sobre créditos temporários	47	(175)
Recomposição tarifária extraordinária de longo prazo	(4,143)	-
Conta de variação de valores Parcela A - CVA de longo prazo	(1,254)	-
Provisão para contingências	395	121
Reversão de provisão	99	(1,128)
	3,512	6,399
De terceiros		
Contribuição de consumidores	478	1,024
Aumento do exigível a longo prazo	333	552
	811	1,576
Total das origens	4,323	7,975
Aplicações de recursos		
No investimento	19	18
No imobilizado	5,641	6,108
No diferido	-	12
No realizável a longo prazo	815	516
Transferência do exigível a longo prazo para o circulante	207	1,257
Juros sobre o capital próprio	1,813	1,616
Total das aplicações	8,495	9,527
Redução do capital circulante líquido	(4,172)	(1,552)
Demonstração da variação do capital circulante líquido		
Ativo circulante		
No início do exercício	8,252	7,024
No fim do exercício	11,904	8,252
	3,652	1,228
Passivo circulante		
No início do exercício	8,138	5,358
No fim do exercício	15,962	8,138
	7,824	2,780
Redução do capital circulante líquido	(4,172)	(1,552)

As notas explicativas são parte integrante destas demonstrações.

Companhia de Eletricidade de Nova Friburgo
CNPJ Nº 33.249.046/0001-06

Demonstrações das Mutações do Patrimônio Líquido
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

		Reservas de capital		Reservas de lucros				
	Capital social	Remuneração de imobilizado em curso	Outras reservas de capital	Estatutária	Legal	Lucros a realizar	Lucros acumulados	Total
Saldos em 01 de janeiro de 2000	15,600	179	4	1,979	330	3,389	6,136	27,617
Realização de reserva de lucros a realizar	-	-	-	-	-	(484)	484	-
Lucro líquido do exercício	-	-	-	-	-	-	5,275	5,275
Proposta de destinação do lucro líquido do exercício:								
Reserva legal	-	-	-	-	264	-	(264)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	-	(1,374)	(1,374)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	-	(242)	(242)
Reserva estatutária	-	-	-	1,582	-	-	(1,582)	-
Saldos em 31 de dezembro de 2000	15,600	179	4	3,561	594	2,905	8,433	31,276
Realização de reserva de lucros a realizar	-	-	-	-	-	(484)	484	-
Lucro líquido do exercício	-	-	-	-	-	-	5,978	5,978
Proposta de destinação do lucro líquido do exercício:								
Reserva legal	-	-	-	-	299	-	(299)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	-	(1,541)	(1,541)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	-	(272)	(272)
Reserva estatutária	-	-	-	1,794	-	-	(1,794)	-
Saldos em 31 de dezembro de 2001	15,600	179	4	5,355	893	2,421	10,989	35,441

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) n.º 33.249.046/0001-06

Notas explicativas às demonstrações contábeis

para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

1. Contexto operacional

A Companhia de Eletricidade de Nova Friburgo - CENF é uma concessionária de serviços públicos de energia elétrica, que atende a 74.878 consumidores (não auditado pelos auditores independentes) no município de Nova Friburgo, no Estado do Rio de Janeiro.

A CENF apresentava o capital circulante líquido negativo em 31 de dezembro de 2001 de R$4.058. Este desequilíbrio decorre do Programa Emergencial de Racionamento, instituído pelo Governo Federal a partir de 01/06/2001, que reduziu a receita da CENF no período de junho a dezembro de 2001 em aproximadamente 20%. Para fazer face a esse desequilíbrio, a CENF já tem programada a entrada dos recursos no próximo exercício:

. financiamento do BNDES, oriundo da recomposição tarifária extraordinária (vide nota nº 5), no montante de R$3.721 (líquido da parcela de curto prazo);

. reembolso do Ministério das Minas e Energia, referente aos custos do Programa Emergencial de Racionamento em R$863 (vide nota nº 24).

2. Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas aplicáveis às concessionárias de serviço público de energia elétrica, estabelecidas pela Agência Nacional de Energia Elétrica - Aneel.

A Aneel promoveu a revisão das normas e pocedimentos contidos no Plano de Contas do Serviço Público de Energia Elétrica, instituindo um documento denominado de "Manual de Contabilidade do Serviço Público de Energia Elétrica", contendo o Plano de Contas, instruções contábeis e roteiro para divulgação de informações econômicas e financeiras, resultando em importantes alterações nas práticas contábeis e de divulgação, até então aplicáveis às empresas do setor. As normas contidas no referido Manual são de aplicação compulsória a partir de 01 de janeiro de 2002.

3. Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelo valor atualizado na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da Aneel;

d) Os estoques estão valorizados ao custo médio da aquisição, que não excede seu valor de mercado;

e) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir dessa data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

g) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de cinco anos;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada à alíquota de 9%. Os créditos tributários de imposto de renda e contribuição social diferidos foram constituídos em conformidade com a Deliberação CVM nº 273/97, pelas alíquotas de 25% e 8%, respectivamente, que se espera estar vigentes quando da realização desses créditos;

j) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos prováveis desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

n) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas

(Em milhares de reais)

da legislação societária brasileira requer que a Administração da CENF se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro dos efeitos decorrentes do Programa Emergencial de Redução do Consumo de Energia Elétrica, Conta de Compensação de Variação de Custos da Parcela A - CVA, Provisão para Créditos de Liquidação Duvidosa e Provisão para Contingências.

4. Consumidores e concessionárias

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	798	545	142	48	2	6	1.541	2.190
Industrial	503	77	13	3	-	13	609	648
Comércio, serviços e outras atividades	426	241	78	42	-	27	814	1.030
Rural	26	27	2	-	-	-	55	63
Poder público:								
Federal	3	2	1	-	2	10	18	13
Estadual	7	6	2	2	5	24	46	22
Municipal	36	32	13	10	28	130	249	221
Iluminação pública	114	114	229	418	776	-	1.651	140
Serviço público	104	-	-	-	-	303	407	388
Subtotal – consumidores	**2.017**	**1.044**	**480**	**523**	**813**	**513**	**5.390**	**4.715**
Concessionária	-	-	-	-	-	-	40	36
Fornecimento não faturado	-	-	-	-	-	-	1.214	1.017
Outros	-	-	-	-	-	-	118	-
Total	**2.017**	**1.044**	**480**	**523**	**813**	**513**	**6.762**	**5.768**

5. Recomposição tarifária extraordinária

Com base nas disposições contidas na Medida Provisória n.º 14, na Resolução n.º 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução n.º31, da Aneel, de 24 de janeiro de 2002, a CENF efetuou levantamento do montante da recomposição tarifária extraordinária, aplicável à todas as concessionárias de distribuição de energia elétrica, visando o equilíbrio econômico-financeiro dos contratos de concessão, através do ressarcimento das perdas de

(Em milhares de reais)

consumo observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 1º de junho e 31 de dezembro de 2001.

A referida recomposição tarifária extraordinária se dará por meio da aplicação às tarifas vigentes em 31 de dezembro de 2001, assim reconhecidas pela Aneel:
a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A recomposição tarifária extraordinária no valor de R$7.273, foi registrada como Receita de Fornecimento no exercício de 2001. Esse montante compõe-se de:

a) R$6.175 referentes à diferença entre a receita estimada de acordo com os parâmetros definidos nas Resoluções acima e a receita auferida pela concessionária no período de 01 de junho a 31 de dezembro de 2001, afetada pela redução de consumo decorrente do Programa Emergencial de Redução do Consumo de Energia Elétrica.

Em 11 de março de 2002, a CENF encaminhou à Aneel os cálculos da recomposição tarifária, os quais estão sujeitos à homologação pelo órgão regulador. Para que a CENF tenha direito a essa compensação, renunciou a qualquer pleito, judicial ou extrajudicial, relativo a fatos e normas concernentes ao Programa Emergencial de Redução do Consumo de Energia Elétrica e à recomposição tarifária extraordinária, bem como aderiu aos acordos firmados entre os agentes do setor elétrico, conforme previsto pela Medida Provisória n.º 14 e pelas Resoluções n.º 91, da GCE, e n.º 31, da ANEEL.

b) R$1.098 referentes à energia disponibilizada pelos geradores livres, os quais dispunham de geração não comprometida em contratos. Essa energia foi denominada "energia livre". Esse montante foi contabilizado como receita operacional e inclui R$40 relativo ao PIS e Cofins.

O valor referente à energia livre foi também contabilizado como despesa operacional com base em comunicado aos agentes, divulgado em 13 de março de 2002 pela Asmae (Administradora do Mercado Atacadista de Energia), no montante de R$1.058, líquidos do PIS e Cofins. Esse valor será repassado aos geradores.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, quanto a recomposição tarifária extraordinária, bem como o montante relacionado à energia livre, poderão resultar em relevantes ajustes nos valores registrados pela CENF. Os valores definitivos a serem divulgados deverão ser validados pela Aneel, conforme previsto em sua Resolução nº 72, de 7 de fevereiro de 2002.

(Em milhares de reais)

Como parte do acordo relativo à recomposição tarifária, a CENF irá pagar à Companhia de Eletricidade do Rio de Janeiro - CERJ o valor integral do contrato inicial de fornecimento de energia elétrica, reduzido pelo fator 0,9759, estabelecido pela Aneel. Esse valor monta, em 31 de dezembro de 2001, em R$718. A soma desse valor e da energia livre, mencionada anteriormente, que totaliza R$1.776, foi registrado no resultado do exercício, na rubrica Energia Elétrica Comprada para Revenda e compõe o saldo da conta Fornecedores no Passivo Circulante e do Exigível a Longo Prazo.

Será concedido à CENF, financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES, como forma de adiantamento da compensação relativa à tarifa extraordinária, no valor de aproximadamente 90% do montante a ser ressarcido. Os recursos advindos do faturamento da recomposição tarifária extraordinária dos clientes da CENF serão integralmente destinados à quitação desse financiamento. A recomposição tarifária vigorará pelo período necessário à compensação do montante apurado.

6. Conta de Compensação de Variação de Valores de ítens da Parcela A - CVA

As Portarias Interministeriais nº 296, de 25 de outubro de 2001 e a nº 25, de 24 de janeiro de 2002, estabeleceram a Conta de Compensação de Variação de Valores de Itens da "Parcela A"- CVA, com o propósito de registrar as variações de custos, negativas ou positivas, ocorridas no período entre reajustes tarifários anuais, relativos aos itens previstos nos contratos de concessão de distribuição de energia elétrica. Posteriormente, a Aneel, pela Resolução nº 90, de 18 fevereiro de 2002, definiu os itens da "Parcela A", bem como a forma de remuneração econômica, mediante a incorporação dos efeitos financeiros e a definição do período para recuperação tarifária, este compreendido entre 01 de janeiro e 25 de outubro de 2001. Foram os seguintes itens incluídos pela CENF como componentes da "Parcela A":

- Quota de recolhimento à Conta de Consumo de Combustíveis - CCC;
- Tarifa de uso das instalações de transmissão integrantes da rede básica;
- Compensação financeira pela utilização de recursos hídricos;
- Energia comprada estabelecida nos contratos iniciais;
- Quota de Reserva Global de Reversão - RGR;
- Taxa de Fiscalização de Serviço de Energia Elétrica - TFSEE e
- Encargos de conexão.

A CENF calculou os valores da CVA, no montante de R$1.694, cujo valor foi posteriormente atualizado pela variação da Taxa SELIC, entre o pagamento e a data de encerrametno do balanço, totalizando R$1.881. Estes valores foram registrados, na rubrica Despesas Pagas Antecipadamente, no curto e longo prazos, de acordo com as estimativas de realização. Em 11 de março de 2002, os cálculos da

(Em milhares de reais)

Parcela A contendo a atualização monetária até 25 de outubro de 2001, no montante de R$1.740, foram encaminhados à Aneel e estão sujeitos a homologação pelo Poder Concedente.

7. Impostos a recuperar

	2001	2000
.Imposto Sobre Circulação de Mercadorias e Serviços – ICMS	769	259
.Imposto de Renda Retido na Fonte	5	-
.Contribuição Social Sobre o Lucro – CSSL	1	118
.Programa de Integração Social – PIS	3	2
.Contribuição para a Seguridade Social – COFINS	11	8
.Contribuições previdenciarias	243	375
	1.032	762
.Parcela de curto prazo	404	762
.Parcela de longo prazo	628	-

8. Imposto de Renda e Contribuição Social

A despesa de imposto de renda e contribuição social, apropriada no resultado do exercício, foram assim apuradas:

	Imposto de renda		Contribuição social(*)	
	2001	2000	2001	2000
Resultado antes do imposto de renda e da contribuição social	6.564	5.820	6.564	5.820
Adições permanentes	207	10	46	21
Base de cálculo	6.771	5.830	6.610	5.841
Alíquotas fiscais	25%	25%	9%	9%
Imposto de renda e contribuição social	(1.693)	(1.458)	(595)	(526)
Diferença de adicional de alíquota fiscal	24	24	-	-
Incentivo fiscal (4% de PAT e operações culturais)	70	62	-	-
Outros	81	(6)	14	37
Imposto de renda e contribuição social	(1.518)	(1.378)	(581)	(489)

(*) A contribuição social foi calculada no exercício de 2001 à alíquota de 9% e em 2000 às alíquotas de 12% em janeiro e de

(Em milhares de reais)

9% a partir de fevereiro.

Créditos tributários

Em 31 de dezembro, a CENF possuía créditos fiscais a compensar relativos a diferenças temporárias dedutíveis conforme natureza e valores a seguir discriminados:

	2001		2000	
	Imposto de renda	**Contribuição social**	**Imposto de renda**	**Contribuição social**
Provisão para contingências	993	746	598	598
Provisão de tributos e contribuições em discussão judicial	2.227	2.119	3.067	2.959
Provisão para devedores duvidosos	257	257	218	218
Total	3.477	3.122	3.883	3.775
Alíquota aplicada	25%	8%	25%	8%
Créditos tributários (imposto de renda e contribuição social)	869	249	971	302

A Administração da CENF, baseada nas projeções de resultados futuros, estima realizar estes créditos em até 8 anos.

Imposto de renda diferido - passivo

Composição do imposto de renda diferido	**2001**	**2000**
Lucro inflacionário de anos anteriores	1.417	1.850
Realização do exercício	(433)	(433)
Base de cálculo	984	1.417
Alíquota fiscal (15% acrescido do adicional de 10%)	25%	25%
Imposto de renda diferido	222	330

9. Imobilizado

Composição dos saldos e taxas anuais médias de depreciação:

	Taxas anuais médias de depreciação (%)	**2001**	**2000**
Em serviço			

(Em milhares de reais)

Produção			
Geração hidráulica	2,83	3.975	3.975
Sistema de transmissão de conexão	2,83	619	-
Distribuição			
Linhas, redes e subestações	5,29	39.280	34.317
Comercialização	4,03	4.857	4.422
Administração	15,35	562	330
		49.293	**43.044**
Depreciação acumulada			
Produção			
Geração hidráulica		(1.239)	(1.141)
Sistema de transmissão de conexão		(1)	-
Distribuição			
Linhas, redes e subestações		(12.508)	(10.920)
Comercialização		(2.033)	(1.865)
Administração		(135)	(74)
		(15.916)	**(14.000)**
Em curso			
Produção			
Geração hidráulica		680	436
Sistema de transmissão de conexão		87	408
Distribuição			
Linhas, redes e subestações		4.017	4.894
Comercialização		50	155
Administração		109	139
		4.943	6.032
		38.320	**35.076**

De acordo com os artigos nºs 63 e 64 do Decreto n.º 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução Aneel n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

10. Transações com partes relacionadas

Apresentamos os saldos das operações efetuadas no exercício:

(Em milhares de reais)

	SAELPA	Cia. Força e Luz Cataguazes-Leopoldina	Total	
			2001	2000
Saldos:				
. Adiantamentos e empréstimos a receber	328	278	606	1.638
Transações:				
. Serviços contratados	-	5.826	5.826	5.526
. Receita financeira	14	274	288	-

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis de mercado.

Os serviços contratados, referentes às áreas administrativas e apoio, foram realizados em condições usualmente praticadas e estão registrados como despesa na rubrica serviços de terceiros.

As transações estão suportadas por contratos que foram submetidos ao conhecimento/aprovação da Aneel.

(Em milhares de reais)

11. Empréstimos e financiamentos

	2001	2000
Em moeda nacional, com juros de 5% a.a. e atualização monetária com base na variação da Ufir (Eletrobrás)	482	458
Em moeda nacional, com juros de 10% a.a. acima da taxa CDI (Bradesco)	1.008	623
Em moeda nacional com juros de 6% a 6,5% a.a. e variação monetária com base na TJLP (Finame)	34	94
Em moeda nacional, com juros de 0,30% a.m. acima da taxa do CDI (Banco Mercantil)	4.512	-
Em moeda nacional, com juros de 2% e 4,5% a.a. e atualização monetária com base na variação da CDI e TJLP, respectivamente (HSBC Bank)	103	-
	6.139	**1.175**
Parcela de curto prazo	5.597	684
Parcela de longo prazo	542	491

O financiamento obtido junto ao Finame está garantido pelos próprios equipamentos financiados.

O financiamento obtido junto à Eletrobrás está garantido com vinculação da receita própria da CENF.

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2001	2000
2002	-	52
2003	145	102
2004	126	92
2005	111	92
2006	96	92
2007	64	61
	542	**491**

12. Obrigações vinculadas à concessão

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão da CENF.

(Em milhares de reais)

Para fins de determinação de indicadores econômico-financeiros, essas contas, bem como os ativos correspondentes, por não se tratarem de dívidas efetivas, não devem ser considerados.

13. Programa de recuperação fiscal (Refis)

A CENF aderiu, em dezembro de 2000, ao programa de recuperação fiscal– Refis, aprovado pela Lei nº 9.964, de abril de 2000. Os ajustes decorrentes do reconhecimento dos débitos, em razão da desistência do processo judicial da aplicação da Contribuição para o Financiamento da Seguridade Social – Cofins sobre as operações com energia elétrica, podem ser demonstrados como se segue:

	2001	**2000**
Valor do débito constituído	3.349	5.375
(-) Reversão de atualização de juros sobre impostos	-	(1.128)
(-) Pagamento dos valores vencidos de março a novembro de 2000	-	(1.080)
(+) Atualização da dívida pela TJLP (outras despesas financeiras)	253	281
(-) Liquidação de parcelas	(840)	(99)
(=) Saldo da dívida	2.762	3.349
Parcela de curto prazo (inclusos na rubrica tributos e contribuições sociais)	528	1.090
Parcela de longo prazo (inclusos na rubrica tributos e contribuições sociais)	2.234	2.259

Pelas projeções da CENF, estima-se a realização total da dívida pelo prazo de 49 meses.

14. Capital social

O capital social, subscrito e integralizado, em 2001 e 2000, está representado por 82.215.000 ações ordinárias e 14.483.948 ações preferenciais, todas sem valor nominal.

O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei nº 6.404/76 e a formação de reserva estatutária com 30% do lucro líquido do exercício, limitada a 80% do capital social que se destina à ampliação e renovação de instalações e investimentos.

15. Juros sobre o capital próprio/dividendos

(Em milhares de reais)

Os dividendos propostos no encerramento do exercício foram calculados como se segue:

	2001	2000
Lucro líquido do exercício	5.978	5.275
Reserva legal	(299)	(264)
Realização de reserva de lucros a realizar	484	484
Lucro líquido ajustado	6.163	5.495
Dividendos mínimos obrigatórios (25%)	1.541	1.374

A Administração irá propor o pagamento de juros sobre o capital próprio, no montante bruto de R$1.813 ou seja R$18,7471 por lote de mil ações (R$1.616 em 2000).

Os juros sobre o capital próprio foram contabilizados em despesa financeira, conforme previsto na legislação fiscal, em contrapartida do passivo circulante. Para efeito de apresentação das demonstrações contábeis, o valor desses juros está sendo demonstrado como reversão na demonstração do resultado em contrapartida da conta Lucros Acumulados, no Patrimônio Líquido.

16. Reserva de lucros a realizar

Constituída até 31 de dezembro de 1995, com base no saldo da correção monetária de balanço, sendo revertida para lucros acumulados, integrando a base de cálculo dos dividendos, quando esses lucros são realizados mediante alienação, baixa ou depreciação dos ativos a que se vinculam.

17. Fornecimento de energia elétrica

	Não auditado					
	Nº de consumidores		MWh		R$	
	2001	2000	2001	2000	2001	2000
Residencial	66.247	62.061	115.325	139.150	22.958	24.602
Industrial	236	344	59.243	73.097	7.200	7.803
Comercial	7.488	6.684	52.818	61.421	9.540	9.506
Rural	565	483	6.294	7.115	646	638
Poder público:						
. Federal	39	39	611	714	94	96
. Estadual	56	57	892	1.346	137	183

(Em milhares de reais)

. Municipal	159	151	2.429	2.658	424	373
Iluminação pública	1	1	15.431	17.263	1.651	1.624
Serviço público	70	69	9.738	9.335	1.176	991
Consumo próprio	17	17	366	453	-	-
Subtotal	74.878	69.906	263.147	312.552	43.826	45.816
ICMS	-	-	-	-	(9.562)	(10.195)
Recomposição tarifária extraordinária	-	-	-	-	7.273	-
Suprimento de energia elétrica	-	1	5.797	6.074	409	333
Fornecimento não faturado (líquido)	-	-	(260)	372	197	172
Outras receitas	-	-	-	-	714	1.093
Total	74.878	67.907	268.684	318.998	42.857	37.219

18. Remuneração dos administradores

A rubrica despesas de pessoal inclui o montante de R$604 (R$487 em 2000), referente à remuneração dos administradores.

19. Provisões para contingências

Contingências	2001			2000		
	Valor da provisão		Depósitos	Valor da provisão		Depósitos
	No exercício	Acumulada	Judiciais	No exercício	Acumulada	Judiciais
Trabalhistas						
Empregados	-	69	25	-	69	25
Serviços de terceiros	(54)	382	-	111	436	-
Subtotal	**(54)**	**451**	**25**	**111**	**505**	**25**
Cíveis						
Consumidores	202	295	356	10	93	285
Fiscais						
Sat, Sebrae, Inss e Pis	346	346	-	(1.926)	-	-
TOTAL	**494**	**1.092**	**381**	**(1.805)**	**598**	**310**

(Em milhares de reais)

No exercício de 2001, R$246 estão contabilizados na rubrica despesa operacional - pessoal, R$149 em provisão para contingências e R$99 em outras despesas financeiras.
Em 2000, R$1.128 foram revertidos e estão contabilizados no resultado financeiro como Reversão (Provisão) de Juros sobre Impostos, R$798 foram quitados junto ao Governo Federal e R$121 foram registrados em provisão para contingências.

20. Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

21. Instrumentos financeiros

a - Considerações gerais
A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da CENF e empresas do grupo.

A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros
Os valores contábeis referentes as operações com empresas do grupo constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.
Os valores contábeis dos empréstimos e financiamentos vinculados aos projetos de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A CENF não tem financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação.

c - Fatores de risco

Crédito
Possibilidade da CENF vir a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias . Para reduzir esse tipo de risco e

(Em milhares de reais)

para auxiliar no gerenciamento do risco de inadimplência, a CENF monitora as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Taxa de Juros

Possibilidade da CENF vir a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado.

A CENF não tem pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a CENF monitora continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de substituição de suas dívidas.

Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

22. Plano de aposentadoria

A CENF implementou em dezembro de 2000 o Fundo de Complementação de Aposentadoria Cat-Leo, na modalidade de contribuição definida, para o qual tanto a CENF quanto os empregados são contribuintes. A contribuição no exercício montou em R$5.

23. Contrato de concessão de distribuição

A CENF assinou, em 18 de junho de 1999, com a Agência Nacional de Energia Elétrica – Aneel, o contrato de geração e distribuição de energia elétrica, com prazo de concessão até 7 de julho de 2015, podendo ser renovado por 20 anos.

24. Programa Emergencial - Racionamento

Devido ao baixo nível das principais bacias hidrográficas brasileiras observado no primeiro semestre de 2001, o Governo Federal instituiu, a partir de 1º de junho de 2001, um programa de racionamento de energia. As principais medidas adotadas podem ser assim resumidas:

a) Cobrança de sobretaxas nas tarifas aos consumidores que não cumprissem a meta de redução de

consumo, definida inicialmente em uma redução de 20%;

b) Distribuição de bônus para consumidores de determinadas faixas de consumo, que apresentassem redução superior à meta estabelecida;

c) Autorizado aos consumidores das classes industrial e comercial para realizarem diretamente compra e venda de energia elétrica, através da emissão de certificados de energia e/ou transações bilaterais, para cobertura dos excedentes às suas respectivas metas de consumo ou comercialização de suas sobras mensais.

Os certificados recebidos/emitidos foram registrados pela CENF no MAE.

A CENF, contabilizou os seguintes valores de custos a reembolsar, sobretaxa e bônus:

	2001
Custos do racionamento – (Realizável a longo prazo)	290
Sobretaxa – (Outros – Exigível a longo prazo)	(573)
Bônus – (Realizável a longo prazo)	1.146
Total a reembolsar	863

(Em milhares de reais)

25. Resultado por atividade

Em atendimento ao Ofício Circular nº 838/2000 da Aneel, apresenta-se a demonstração do resultado por atividade.

	2001			2000		
	Não auditado			Não auditado		
	Geração	Distribuição	Total	Geração	Distribuição	Total
Receita operacional						
Fornecimento de energia elétrica	2.209	49.087	51.296	2.199	43.789	45.988
Suprimento de energia elétrica	-	409	409	-	333	333
Outras	-	714	714	-	1.093	1.093
	2.209	50.210	52.419	2.199	45.215	47.414
Deduções à receita operacional						
Quota para reserva global de reversão	59	547	606	43	456	499
Impostos e contribuições sobre a receita	81	11.395	11.476	80	11.846	11.926
	140	11.942	12.082	123	12.302	12.425
Receita operacional líquida	2.069	38.268	40.337	2.076	32.913	34.989
Despesa Operacional						
Pessoal	80	2.445	2.525	137	2.205	2.342
Material	4	714	718	3	572	575
Serviços de terceiros	91	6.766	6.857	90	6.442	6.532
Energia elétrica comprada para revenda	-	16.918	16.918	-	14.325	14.325
Quota para a conta de consumo de combustível	-	1.999	1.999	-	2.333	2.333
Depreciação e amortização	99	2.009	2.108	77	1.764	1.841
Provisões	-	149	149	-	121	121
Outras despesas	11	817	828	15	822	837
	285	31.817	32.102	322	28.584	28.906
Resultado do Serviço	1.784	6.451	8.235	1.754	4.329	6.083
Resultado financeiro	(65)	(1.789)	(1.854)	(60)	(303)	(363)
Resultado operacional	1.719	4.662	6.381	1.694	4.026	5.720
Resultado não operacional	-	183	183	-	100	100
Lucro antes da contribuição social, Imposto de renda, participações e reversão dos juros sobre o capital próprio	1.719	4.845	6.564	1.694	4.126	5.820
Contribuição social	(152)	(429)	(581)	(142)	(347)	(489)
Imposto de renda	(399)	(1.119)	(1.518)	(401)	(977)	(1.378)
Lucro antes das participações e da reversão dos juros sobre o capital próprio	1.168	3.297	4.465	1.151	2.802	3.953
Participações dos administradores	(75)	(225)	(300)	(86)	(208)	(294)
Lucro antes da reversão dos juros sobre Capital próprio	1.093	3.072	4.165	1.065	2.594	3.659

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) n.º 33.249.046/0001-06

Notas explicativas às demonstrações contábeis

para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Reversão dos juros sobre capital próprio	473	1.340	1.813	470	1.146	1.616
Lucro líquido do exercício	1.566	4.412	5.978	1.535	3.740	5.275

Companhia Energética da Borborema - CELB

Demonstrações Contábeis Acompanhadas do
Parecer dos Auditores Independentes

31 de Dezembro de 2001 e 2000

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Companhia Energética da Borborema - CELB:

(1) Examinamos os balanços patrimoniais da COMPANHIA ENERGÉTICA DA BORBOREMA - CELB em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela Administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião, as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Companhia Energética da Borborema - CELB em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) Conforme comentado nas Notas 5, 6 e 7, a Companhia registrou em suas demonstrações contábeis em 31 de dezembro de 2001 ativos e passivos relacionados à comercialização de energia livre, com base em dados preliminares fornecidos pela Administradora do Mercado Atacadista de Energia Elétrica – ASMAE. Adicionalmente, registrou contas a receber relacionadas a recomposição tarifária para o período de racionamento, bem como diferimento relativo à variação de valores da Parcela A ("CVA") decorrentes da aplicação da Medida Provisória nº 14 (ainda sujeita à aprovação do Congresso Nacional) e Resolução nº 90 da Agência Nacional de Energia Elétrica - ANEEL e Resolução nº 91 da Câmara de Gestão da Crise de Energia Elétrica – GCE. Estes valores serão realizados através de aumentos tarifários extraordinários, aprovados por resoluções específicas da ANEEL, bem como através de inclusão do CVA na análise anual dos reajustes de suas tarifas, e ambos estão pendentes de revisão e homologação pela ANEEL.

Campina Grande, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-PB

José Domingos do Prado
Sócio-Diretor Responsável
Contador – CRC 1SP185087/O-0-S-PB

Companhia Energética da Borborema - CELB

CNPJ/MF Nº 08.826.596/0001-95

Balanços Patrimoniais

em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Ativo	2001	2000
Circulante		
Numerário disponível	394	285
Aplicações no mercado aberto	575	2
Consumidores e concessionárias	13,716	14,102
Títulos e outras contas a receber	2,100	1,989
Recomposição tarifária extraordinária	6,731	-
Provisão para créditos de liquidação duvidosa	(5,238)	(2,108)
Estoques	267	338
Impostos a recuperar	3,191	813
Despesas pagas antecipadamente	729	30
	22,465	15,451
Realizável a longo prazo		
Recomposição tarifária extraordinária	13,463	-
Titúlos de créditos a receber	639	1,486
Créditos com partes relacionadas	5,417	4,153
Despesas pagas antecipadamente	1,125	-
Impostos a recuperar	356	-
Créditos tributários	4,943	1,687
Depósitos judiciais	2,924	470
Programa emergencial - racionamento	2,614	-
	31,481	7,796
Permanente		
Investimentos	105	110
Imobilizado	33,657	30,568
Diferido	762	902
	34,524	31,580
Total do Ativo	88,470	54,827

Passivo	2001	2000
Circulante		
Fornecedores	29,393	3,330
Encargos de dívidas	294	354
Empréstimos e financiamentos	4,425	1,197
Folha de pagamento	241	182
Tributos e contribuições sociais	1,829	2,017
Juros sobre capital próprio/dividendos	518	939
Encargos do consumidor a recolher	662	432
Obrigações estimadas	1,077	1,290
Outras contas a pagar	1,242	1,027
	39,681	10,768
Exigível a longo prazo		
Fornecedores	3,336	-
Empréstimos e financiamentos	11,590	10,237
Imposto de renda diferido	709	888
Tributos e contribuições sociais	-	775
Débitos com partes relacionadas	7,077	1,203
Provisões para contingências	5,349	4,292
Outros	934	2
	28,995	17,397
Obrigações vinculadas à concessão	9,869	9,502
	38,864	26,899
Patrimônio líquido		
Capital social	12,665	12,665
Reserva de capital	154	154
Reservas de lucros	-	4,341
Prejuízo acumulado	(2,894)	-
	9,925	17,160
Total do Passivo	88,470	54,827

As notas explicativas são parte integrante destes balanços.

Companhia Energética da Borborema - CELB

CNPJ Nº 08.826.596/0001-95

DEMONSTRAÇÕES DO RESULTADO
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais, exceto o lucro (prejuízo) por ação)

	2001	2000
Receita operacional bruta		
Fornecimento de energia elétrica	74,046	55,563
Suprimento de energia elétrica	4,612	2,816
Outras	657	503
	79,315	58,882
Deduções à receita operacional		
Quotas para reserva global de reversão - RGR	318	117
Icms faturado	8,669	8,318
Pis e Cofins	2,895	2,134
	11,882	10,569
Receita operacional líquida	**67,433**	**48,313**
DESPESAS OPERACIONAIS		
Pessoal	7,094	9,908
Material	1,071	789
Serviços de terceiros	3,531	3,195
Energia elétrica comprada para revenda	51,201	19,430
Transporte de potência elétrica	4,351	3,896
Quota para a conta de consumo de combustível	1,641	1,665
Depreciação e amortização	2,674	2,020
Provisão para contingências	378	-
Outras despesas	4,054	2,010
	75,995	42,913
Resultado do serviço	**(8,562)**	**5,400**
RECEITA (DESPESA) FINANCEIRA		
Renda de aplicações financeiras	163	278
Variação monetária e acréscimo moratório - energia vendida	860	499
Encargos de dívidas	(2,532)	(1,280)
Juros sobre o capital próprio	-	(645)
Atualização de provisão para contingências	(679)	(974)
Outras despesas financeiras	(114)	(374)
	(2,302)	(2,496)
Resultado operacional	(10,864)	2,904
Receita não operacional	241	181
Despesa não operacional	(47)	(266)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	(10,670)	2,819
Contribuição social	830	(379)
Imposto de renda	2,605	(711)
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(7,235)**	**1,729**
Participações dos administradores	-	(119)
Lucro (prejuízo) antes da reversão dos juros sobre o capital próprio	**(7,235)**	**1,610**
Reversão de juros sobre o capital próprio	-	645
Lucro líquido (prejuízo) do exercício	**(7,235)**	**2,255**
Lucro líquido (prejuízo) por ação - R$	(57.13)	17.81

As notas explicativas são parte integrante destas demonstrações.

Companhia Energética da Borborema - CELB

CNPJ Nº 08.826.596/0001-95

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000
(Em milhares de reais)

	2001	2000
Origens de recursos		
Das Operações (vide demonstração abaixo)	-	6,182
De Terceiros		
Financiamentos captados	8,221	10,720
Contribuição de consumidores	367	34
	8,588	10,754
Total das origens	**8,588**	**16,936**
Aplicações de recursos		
Nas operações (vide demonstração abaixo)	16,244	-
Nos investimentos	-	20
No imobilizado	5,696	8,953
No diferido	50	950
No realizável a longo prazo	5,229	2,073
Transferência do exigível a longo prazo para o circulante	3,268	1,935
Juros sobre o capital próprio/dividendos	-	645
Total das aplicações	30,487	14,576
Aumento (redução) do capital circulante líquido	(21,899)	2,360
Demonstração da variação do capital circulante líquido		
Ativo circulante:		
No início do exercício	15,451	11,597
No fim do exercício	22,465	15,451
	7,014	3,854
Passivo circulante:		
No início do exercício	10,768	9,274
No fim do exercicio	39,681	10,768
	28,913	1,494
Aumento (redução) do capital circulante líquido	(21,899)	2,360
Operações		
Lucro líquido (prejuízo) do exercício	(7,235)	2,255
Despesas (receitas) que não afetam o capital circulante:		
Depreciação e amortização	2,674	2,020
Valor residual do ativo permanente baixado	128	327
Juros e variações monetárias de ítens de longo prazo	1,819	384
Imposto de renda e cont. social diferidos	(3,435)	(516)
Recomposição tarifária extraordinária de longo prazo	(10,127)	-
Conta de variação de valores parcela A - CVA	(1,125)	-
Provisão para contingências	1,057	1,712
Recursos originados das (aplicados nas) operações	(16,244)	6,182

Companhia Energética da Borborema - CELB

CNPJ Nº 08.826.596/0001-95

Demonstrações das Mutações do Patrimônio Líquido
para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

		Reserva de capital	Reservas de lucros				
	Capital Social	Remuneração de imobilizações em curso	Reserva legal	Lucros a realizar	Reserva estatutária	Lucro (prejuízo) acumulado	Total
Saldos em 01 de janeiro de 2000	**12,665**	**154**	**327**	**392**	**2,012**	**-**	**15,550**
Realização da reserva de lucros a realizar	-	-	-	(49)		49	-
Transferência para reserva estatutária	-	-	-	-	49	(49)	-
Lucro líquido do exercício	-	-	-	-	-	2,255	**2,255**
Proposta de destinação do lucro líquido do exercício:							
. Reserva legal	-	-	113	-	-	(113)	-
. Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	(548)	**(548)**
. Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	(97)	**(97)**
. Reserva estatutária	-	-	-	-	1,497	(1,497)	-
Saldos em 31 de dezembro de 2000	**12,665**	**154**	**440**	**343**	**3,558**	**-**	**17,160**
Realização da reserva de lucros a realizar	-	-	-	(49)	-	49	-
Prejuízo do exercício	-	-	-	-	-	(7,235)	(7,235)
Absorção de prejuízos	-	-	(440)	(294)	(3,558)	4,292	-
Saldos em 31 de dezembro de 2001	**12,665**	**154**	**-**	**-**	**-**	**(2,894)**	**9,925**

As notas explicativas são parte integrante destas demonstrações.

Companhia Energética da Borborema-CELB

CNPJ (MF) N.º 08.826.596/0001-95

Notas explicativas às demonstrações contábeis

para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

1. Contexto operacional

A Companhia Energética da Borborema – CELB é uma concessionária de energia elétrica que atua nos municípios de Campina Grande, Lagoa Seca, Queimadas, Fagundes, Massaranduba e Boa Vista, no Estado da Paraiba atendendo a 123.816 mil consumidores (não auditado pelos auditores independentes).

A CELB teve o seu controle acionário (84,92% do capital votante e 75,26% do capital total) adquirido, em leilão público realizado na Bolsa de Valores do Rio de Janeiro em 30 de novembro de 1999 pela Pbpart Ltda., empresa de propósito específico, controlada da Empresa Energética de Sergipe S/A– Energipe.

A CELB apresentava o capital circulante líquido negativo em 31 de dezembro de 2001 de R$17.216. Este desequilíbrio decorre do Programa Emergencial de Racionamento, instituído pelo Governo Federal a partir de 01/06/2001 (nota nº 5), bem como a aquisição de energia elétrica no âmbito do Mercado Atacadista de Energia - MAE (nota nº 6). Para fazer face a esse desequilíbrio, a CELB já tem programada a entrada dos seguintes recursos no próximo exercício:

. financiamento do BNDES, referente à recomposição tarifária extraordinária (vide nota nº 5), no montante de R$10.403 (líquido da parcela de curto prazo);

. reembolso do Ministério das Minas e Energia, referente aos custos do Programa Emergencial de Racionamento, no valor de R$1.689 (vide nota nº 26);

. financiamentos em fase de contratação junto ao BNDES, referente a investimentos já realizados, no montante R$25.600.

2. Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira, e normas aplicáveis às concessionárias de serviço público de energia elétrica, estabelecidas pela Agência Nacional de Energia Elétrica - Aneel.

A Aneel promoveu a revisão das normas e procedimentos contidos no Plano de Contas do Serviço Público de Energia Elétrica, instituindo um documento denominado “Manual de Contabilidade do Serviço Público de Energia Elétrica”, contendo o Plano de Contas, instruções contábeis e roteiro para divulgação de informações econômicas e financeiras, resultando em importantes alterações nas práticas contábeis e de divulgação, até então aplicáveis às empresas do setor. As normas contidas no referido Manual são de aplicação compulsória a partir de 01 de janeiro de 2002.

3. Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e

(Em milhares de reais)

certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, sendo reconhecido pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da Aneel;

d) Os estoques estão valorizados ao custo médio de aquisição, que não excede o seu valor de mercado;

e) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

g) Em função do disposto nas Instruções Gerais 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, estão registrados neste subgrupo como custo;

h) O diferido está representado pelo custo de aquisição de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos, conforme determinação do Poder Condedente;

i) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

j) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada às alíquotas 12% em janeiro de 2000 e 9% de fevereiro de 2000 em diante. Os créditos tributários de imposto de renda e contribuição social diferidos foram constituídos em conformidade com a Deliberação CVM 273/97, pelas alíquotas de 25% e 8%, respectivamente, que se espera estar vigentes quando da realização desses créditos;

k) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os custos associados ao plano de complementação de aposentadoria e pensão são reconhecidos

(Em milhares de reais)

pelo regime de competência;

n) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro dos efeitos decorrentes do Programa Emergencial de Redução do Consumo de Energia Elétrica, Conta de Compensação de Variação de Custos da Parcela A - "CVA", Energia Elétrica Comprada e Vendida no Mercado Atacadista de Energia - MAE, Provisão para Créditos de Liquidação Duvidosa e Provisão para Contingências.

4. Consumidores e concessionarias

Classes de consumo	Saldos vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos De 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	648	595	220	172	258	758	2.651	2.784
Industrial	803	204	134	262	342	1.698	3.443	3.822
Comércio, serviços e outras atividades	526	285	250	266	153	433	1.913	1.624
Rural	45	41	26	25	53	474	664	453
Poder público:								
Federal	164	74	76	67	92	123	596	349
Estadual	145	65	67	59	81	108	525	285
Municipal	39	17	18	16	22	30	142	122
Iluminação pública	101	5	7	8	11	-	132	257
Serviço público	26	51	147	101	16	3	344	47
Subtotal - consumidores	**2.497**	**1.337**	**945**	**976**	**1.028**	**3.627**	**10.410**	**9.743**
Concessionárias (*)	-	-	-	-	-	-	1.663	1.546
Fornecimento não faturado	-	-	-	-	-	-	1.643	2.813
Total	**2.497**	**1.337**	**945**	**976**	**1.028**	**3.627**	**13.716**	**14.102**

(*) Inclui energia vendida no Mercado Atacadista de Energia – MAE (vide nota nº 6).

(Em milhares de reais)

5. Recomposição tarifária extraordinária

Com base nas disposições contidas na Medida Provisória nº 14, na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da Aneel, de 24 de janeiro de 2002, a CELB efetuou levantamento do montante da recomposição tarifária extraordinária, aplicável a todas as concessionárias de distribuição de energia elétrica, visando o equilíbrio econômico-financeiro dos contratos de concessão, através do ressarcimento das perdas de consumo observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho e 31 de dezembro de 2001.

A referida recomposição tarifária extraordinária se dará por meio da aplicação de reajuste às tarifas vigentes em 31 de dezembro de 2001, assim reconhecidas pela Aneel:
a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.
A recomposição tarifária extraordinária no valor de R$20.194, foi registrada como Receita de Fornecimento no exercício de 2001. Esse montante compõe-se de:

a) R$15.000 referente à diferença entre a receita estimada de acordo com os parâmetros definidos nas Resoluções acima e a receita auferida pela concessionária no período de 01 de junho a 31 de dezembro de 2001, afetada pela redução de consumo decorrente do Programa Emergencial de Redução do Consumo de Energia Elétrica.
Em 11 de março de 2002, a CELB encaminhou à Aneel os cálculos da recomposição tarifária, os quais estão sujeitos à homologação pelo órgão regulador. Para que a CELB tenha direito a essa compensação, renunciou a qualquer pleito, judicial ou extrajudicial, relativo a fatos e normas concernentes ao Programa Emergencial de Redução do Consumo de Energia Elétrica e à recomposição tarifária extraordinária, bem como aderiu aos acordos firmados entre os agentes do setor elétrico, conforme previsto pela Medida Provisória nº 14 e pelas Resoluções nº 91, da GCE, e nº 31, da Aneel.

b) R$5.194 referente à energia disponibilizada pelos geradores livres, os quais dispunham de geração não comprometida em contratos. Essa energia foi denominada "energia livre". Esse montante foi contabilizado como receita operacional e inclui R$189 relativo ao Pis e Cofins.

O valor referente à energia livre foi também contabilizado como despesas operacional com base em comunicado aos agentes, divulgado em 13 de março de 2002 pela Asmae (Administradora do Mercado Atacadista de Energia), no montante de R$5.005, líquidos do Pis e Cofins. Esses valores serão repassados aos geradores.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, quanto à recomposição tarifária extraordinária, bem como o montante relacionado à energia livre, poderão resultar em

(Em milhares de reais)

relevantes ajustes nos valores registrados pela CELB. Os valores definitivos a serem divulgados deverão ser validados pela Aneel, conforme previsto em sua Resolução nº 72, de 07 de fevereiro de 2002.

Como parte do acordo relativo à recomposição tarifária, a CELB irá pagar à Companhia Hidro Elétrica do São Francisco - CHESF os valores integrais dos contratos iniciais de fornecimento de energia elétrica, reduzidos pelo fator 0,9759, estabelecido pela Aneel. Esses valores montam, em 31 de dezembro de 2001, em R$2.705. A soma desse valor e da energia livre, mencionada anteriormente, que totaliza R$7.710, foi registrado no resultado do exercício, na rubrica Energia Elétrica Comprada para Revenda e compõe o saldo da conta Fornecedores no Passivo Circulante e do Exigível a Longo Prazo.

Será concedido à CELB financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES, como forma de adiantamento da compensação relativa à tarifa extraordinária, no valor de aproximadamente 90% do montante a ser ressarcido. Os recursos advindos do faturamento da recomposição tarifária extraordinária dos clientes da CELB serão integralmente destinados à quitação desse financiamento. A recomposição tarifária vigorará pelo período necessário à compensação do montante apurado.

6. Mercado Atacadista de Energia – MAE

	2001		**2000**	
Período	**Venda**	**Compra**	**Venda**	**Compra**
Jul/99 a Ago/00	25	8	527	556
Set/00 a Abr/01	1.638	-	866	-
Mai/01	-	1.364	-	-
Jun a Dez/01	-	19.995	-	-
Total	1.663	21.367	1.393	556

Venda registrada na rubrica Consumidores e concessionárias;
Compra registrada na rubrica Fornecedores no Passivo Circulante.

Os valores referentes ao período de setembro de 2000 a abril de 2001, foram provisionados pela Administração da CELB com base nas informações disponibilizadas pelo MAE.

Nos demais meses de 2001, os saldos foram apurados levando em consideração as informações constantes do extrato fornecido pelo MAE, datado de 13 de março de 2002.

(Em milhares de reais)

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, pertinentes às operações no MAE, poderão resultar em relevantes ajustes nos valores registrados pela CELB.

7. Conta de Compensação de Variação de Valores de ítens da Parcela A - CVA

As Portarias Interministeriais nº 296, de 25 de outubro de 2001 e a nº 25, de 24 de janeiro de 2002, estabeleceram a Conta de Compensação de Variação de Valores de Itens da "Parcela A" - CVA, com o propósito de registrar as variações de custos, negativas ou positivas, ocorridas no período entre reajustes tarifários anuais, relativos aos itens previstos nos contratos de concessão de distribuição de energia elétrica. Posteriormente, a Aneel, pela Resolução nº 90, de 18 fevereiro de 2002, definiu os itens da "Parcela A", bem como a forma de remuneração econômica, mediante a incorporação dos efeitos financeiros e a definição do período para recuperação tarifária, este compreendido entre 1 de janeiro e 25 de outubro de 2001. Foram os seguintes itens incluídos pela CELB como componentes da "Parcela A":

- Quota de recolhimento à Conta de Consumo de Combustíveis - CCC;
- Tarifa de uso das instalações de transmissão integrantes da rede básica;
- Compensação financeira pela utilização de recursos hídricos;
- Energia comprada estabelecida nos contratos iniciais;
- Quota de Reserva Global de Reversão - RGR;
- Taxa de Fiscalização de Serviço de Energia Elétrica - TFSEE e
- Encargos de conexão.

A CELB calculou os valores da CVA, no montante, de R$1.563, cujo valor foi posteriormente atualizado pela variação da taxa SELIC, entre o pagamento e a data de encerramento do balanço, totalizando R$1.688. Este valor foi registrado, na rubrica Despesas Pagas Antecipadamente, no curto e longo prazos, de acordo com as estimativas de realização. Em 11 de março de 2002, os cálculos da Parcela A contendo a atualização monetária até 25 de outubro de 2001, no montante de R$1.018, foram encaminhados a Aneel e estão sujeitos a homologação pelo poder concedente.

8. Impostos a recuperar

	2001	2000
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	475	29
.Imposto de Renda Pessoa Jurídica – IRPJ	1.994	301
.Imposto de Renda Retido na Fonte – IRRF	56	92
.Contribuição Social sobre o Lucro – CSSL	933	319
. Programa de Integração Social – PIS	-	16

(Em milhares de reais)

.Contribuição para a Seguridade Social – Cofins	89	56
	3.547	813
.Parcela de curto prazo	3.191	813
.Parcela de longo prazo	356	-

9. Imposto de renda e contribuição social

A conciliação da receita e despesa do exercício de 2001 e 2000, calculadas pela aplicação das alíquotas fiscais vigentes de imposto de renda e contribuição social, é demonstrada como segue:

	Imposto de renda		**Contribuição Social**	
	2001	**2000**	**2001**	**2000**
Resultado antes do imposto de renda e da contribuição social	(10.670)	2.819	(10.670)	2.819
Adições permanentes	252	309	779	252
Base de cálculo	(10.418)	3.128	(9.891)	3.071
Alíquotas fiscais	25%	25%	9%	9%
Imposto de renda e contribuição social	2.605	(782)	890	276
Outros	-	71	(60)	103
Receita (despesa) de imposto de renda e contribuição social	2.605	(711)	830	(379)

Créditos tributários

Em 31 de dezembro, a CELB possuía créditos tributários a compensar, relativos a diferenças temporárias, prejuízos fiscais e base negativa de contribuição social, conforme natureza e valores a seguir:

	2001		**2000**	
	Imposto de renda	**Contribuição social**	**Imposto de renda**	**Contribuição social**
Prejuízo fiscal/base negativa	5.681	6.778	-	-
Provisão para contingências	1.469	1.469	1.033	1.033
Provisão de tributos e contribuições em discussão judicial	4.221	3.258	3.833	3.325
Provisão para devedores duvidosos	3.572	3.572	368	368
Total	14.943	15.077	5.234	4.726
Alíquota aplicada	25%	8%	25%	8%
Créditos tributários	3.736	1.207	1.309	378

A Administração da CELB, baseada nas projeções de resultados futuros, estima realizar estes créditos em até 8 anos.

(Em milhares de reais)

Imposto de renda diferido - passivo

Composição do imposto de renda diferido	2001		2000	
Lucro inflacionário de anos anteriores	3.500	617	4.186	738
Realização do exercício	(686)	(121)	(686)	(121)
Base de cálculo	2.814	496	3.500	617
Alíquota fiscal (15% acrescido do adicional de 10%)	25%	(*)6%	25%	(*)6%
Imposto de renda diferido	679	30	851	37

(*) Parcela do lucro inflacionário tributado à alíquota reduzida.

10. Transações com partes relacionadas

	Pbpart Ltda	Energipe S/A	SAELPA	Cia. Força e Luz Cataguazes-Leopoldina	Total 2001	Total 2000
Saldos:						
Adiantamentos e empréstimos:						
. a receber	-	5.046	-	371	5.417	4.153
. a pagar	343	-	6.587	147	7.077	1.203
Transações:						
.Prestação de serviços	-	-	-	542	542	249
.Aquisição de software	-	-	-	-	-	950
.Energia elétrica fornecida (comprada)	-	3.169	(36)	-	3.133	-
.Receita (despesa) financeira	-	433	(260)	38	346	-

As transações de adiantamentos e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e à aprovação da Aneel.
Os valores de venda de energia estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

As prestações de serviços, referentes às áreas administrativas e de apoio e a aquisição de softwares de sistema integrado corporativo de planejamento e gestão de recursos, foram realizadas em condições usualmente praticadas no mercado.

11. Imobilizado

Taxas anuais de Depreciação (%)	2001	2000

(Em milhares de reais)

Imobilizado em serviço			
Custo:			
Distribuição			
. Linhas, redes e subestações	2,5 a 7,7	34.176	30.093
. Comercialização	4	7.145	6.953
Administração	4, 10 e 20	4.614	4.101
		45.935	**41.147**
(-) Depreciação Acumulada			
Distribuição			
. Linhas, redes e subestações		(12.431)	(11.159)
. Comercialização		(3.078)	(2.803)
Administração		(1.611)	(966)
		(17.120)	**(14.928)**
Imobilizado em curso			
Distribuição			
. Linhas, redes e subestações		4.189	4.081
. Comercialização		625	82
Administração		28	186
		4.842	**4.349**
		33.657	**30.568**

De acordo com os artigos n.ºs 63 e 64 do Decreto n.º 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Orgão Regulador. A Resolução ANEEL nº 20/1999, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada, até a definitiva aplicação na concessão.

12. Diferido

	2001	**2000**
Custo de aquisição de softwares	1.000	950
Amortização acumulada	(238)	(48)
	762	902

(Em milhares de reais)

13. Encargos financeiros e efeitos inflacionários

De acordo com a Instrução Geral n.º 36, do Plano de Contas do Serviço Público de Energia Elétrica, foram transferidos para o ativo Imobilizado em Curso os seguintes valores:

	2001	**2000**
Encargos financeiros totais	3.100	1.529
(-) Transferências para o imobilizado em curso	(568)	(249)
Encargos financeiros líquidos no resultado	2.532	1.280

14. Empréstimos e financiamentos

	2001	**2000**
Em moeda nacional, com juros de 5% à 6,5% a.a. e atualização monetária com base na variação da taxa Finel,RGR (Eletrobrás)	1.606	795
Em moeda nacional com juros de até10% a.a. acima da taxa CDI (Banco Bradesco, Mercantil e HSBC)	2.807	862
Em moeda estrangeira, com juros de 8,505% a.a. mais variação cambial (Unibanco)	11.602	9.777
Total	**16.015**	**11.434**
Parcela de curto prazo	4.425	1.197
Parcela de longo prazo	11.590	10.237

Os financiamentos obtidos junto as instituições financeiras estão garantidos por parcelas da receita e/ou notas promissórias emitidas a favor das instituições.

(Em milhares de reais)

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2001
2003	2.558
2004	2.223
2005	1.939
2006	1.939
2007	1.939
Após 2007	992
	11.590

15. Obrigações vinculadas à concessão

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

Para fins de determinação de indicadores econômico-financeiros, essas contas, bem como os ativos correspondentes, não devem ser considerados. por não se tratarem de dívidas efetivas

16. Capital social

O capital social, subscrito e integralizado, está representado por 94.517 ações ordinárias e 32.127 ações preferenciais, todas sem valor nominal. As ações preferenciais não têm direito a voto e têm prioridade no reembolso do capital, no caso de liquidação da Companhia e na distribuição de dividendos fixos de 10% ao ano.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado nos termos do artigo nº 202 da Lei nº 6.404/76.

17. Reserva de lucros a realizar

Constituída até 31 de dezembro de 1995, com base no saldo da correção monetária de balanço, sendo revertida para lucros acumulados, integrando a base de cálculo dos dividendos, quando esses lucros são realizados mediante alienação, baixa ou depreciação dos ativos a que se vinculam. No exercício findo em 31 de dezembro de 2001, a referida reserva foi utilizada para absorção de prejuízos.

18. Reserva estatutária

(Em milhares de reais)

Constituída pelo montante de lucros remanescentes, após a constituição da reserva legal e da distribuição de dividendos, limitada a 80% do capital, destina-se à ampliação e renovação de instalações e investimentos. No exercício findo em 31 de dezembro de 2001, a referida reserva foi utilizada para absorção de prejuízos.

19. Fornecimento de energia elétrica

	Não auditado					
	Nº de consumidores		MWh		R$	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Residencial	102.138	94.732	109.913	125.099	20.496	20.755
Industrial	362	361	239.165	262.352	18.829	18.275
Comercial	10.003	9.522	62.574	70.318	10.216	10.157
Rural	10.559	13.133	12.023	16.635	1.113	1.378
Poder público:						
. Federal	56	53	6.859	7.174	1.233	946
. Estadual	140	140	2.671	2.863	483	379
. Municipal	506	506	2.091	2.196	378	287
Iluminação pública	12	12	14.787	19.275	1.654	1.760
Serviço público	34	34	5.279	4.894	620	482
Consumo próprio	5	6	254	299	-	-
Subtotal	**123.815**	**118.499**	**455.616**	**511.105**	**55.022**	**54.419**
ICMS	-	-	-	-	(8.669)	(8.318)
Recomposição tarifária extraordinária	-	-	-	-	20.194	-
Suprimento de energia elétrica	1	-	30.900	37.577	4.612	2.816
Fornecimento não faturado (líquido)	-	-	(14.989)	10.616	(1.170)	1.144
Outras receitas	-	-	-	-	657	503
Total	**123.816**	**118.499**	**471.527**	**559.298**	**70.646**	**50.564**

20. Remuneração dos administradores

A rubrica despesas de pessoal inclui o montante de R$842 (R$1.095 em 2000), referente a remuneração dos administradores.

(Em milhares de reais)

21. Provisões para contingências

Contingências	2001			2000		
	Valor da Provisão		Depósitos Judiciais	Valor da Provisão		Depósitos Judiciais
	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	-	443	621	-	443	470
Cíveis						
Consumidores	127	327	-	-	200	-
Fiscais						
COFINS	711	1.715	-	507	1.004	-
INSS	219	2.864	2.303	1.205	2.645	-
Subtotal	930	4.579	2.303	1.712	3.649	-
TOTAL	**1.057**	**5.349**	**2.924**	**1.712**	**4.292**	**470**

No exercício de 2001, R$679 está contabilizado como despesas financeiras e R$378 em despesa de provisão para contingências. Em 2000, R$974 como despesas e R$738 como despesa de pessoal.

22. Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

23. Instrumentos financeiros

a - Considerações gerais

A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da CELB e empresas do grupo.

A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros

Os valores contábeis referentes as operações com empresas do grupo constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.

(Em milhares de reais)

Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A CELB não tem financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação.

c - Fatores de risco

Crédito

Possibilidade da CELB e vir a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias . Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a CELB monitora as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Moeda estrangeira

Possibilidade das perdas por conta de aumento nas taxas de câmbio, que irão impactar os saldos do passivo de empréstimos e financiamentos em moeda estrangeira captados no mercado. A CELB, possui em 31 de dezembro de 2001, saldo de empréstimo em moeda estrangeira no montante de US$5,0 milhões com taxa fixa de juros de 5,38% a a, acrescida de taxa Libor.

Taxa de Juros

Possibilidade de a CELB vir a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado. A CELB não tem pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a CELB monitora continuamente as taxas de juros de mercado com o objetivo de avaliara necessidade de substituição de suas dívidas.

Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

24. Contrato de concessão de distribuição

Em 4 de fevereiro de 2000, foi assinado o Contrato de Concessão nº 08/2000 - ANEEL, em que o Poder Concedente outorgou a concessão de distribuição de energia elétrica nos municípios de Campina Grande, Lagoa Seca, Queimadas, Fagundes, Massaranduba e Boa Vista, no Estado da Paraíba, pelo prazo de 30 anos, contados a partir da assinatura do referido contrato.

25. Plano de suplementação de aposentadoria e pensões

A CELB é patrocinadora de um plano de complementação de aposentadoria, gerido pela BB Previdência, que tem por finalidade principal assegurar aos seus empregados a prestação de

(Em milhares de reais)

benefícios complementares ou assemelhados aos concedidos pela previdência oficial.

É adotado o "Plano de Benefício Definido" e o "Regime Financeiro de Capitalização" para o cálculo e acumulação de recursos necessários ao plano previdenciário.

O equilíbrio financeiro do plano é avaliado atuarialmente ao final de cada exercício, com o objetivo de se verificar se as contribuições estão sendo suficientes para a formação das reservas necessárias para o pagamento dos benefícios em curso e futuros.

Em 31 de dezembro, o plano apresentou superávit técnico no valor de R$1.065(R$1.126 em 2000), conforme parecer atuarial constante do "Demonstrativo dos Resultados da Avaliação Atuarial do Plano de Benefícios".

A CELB cointribui mensalmente com 3,40% sobre a sua folha de pagamento , e a despesa do exercício , referente a esta contribuição totalizou em R$ 128 (R$ 180 em 2000)

Em 31 de dezembro, a posição atuarial do plano patrocinado pela CELB era como segue:

	2001	**2000**
Reservas Matemáticas		
Benefícios concedidos	63	64
Benefício do plano	63	64
Benefícios a conceder	393	5
Benefícios do plano com geração atual	3.739	3.852
Outras contribuições da geração atual	(3.346)	(3.847)
Total reservas matemáticas - Passivo atuarial	456	69
Fundo de garantia (Ativos)	1.521	1.195
Superávit acumulado	1.065	1.126

Levando em consideração as disposições da Instrução CVM nº 371, de 13 de dezembro de 2000, o superavit atuarial não foi reconhecido.

26. Programa Emergencial - Racionamento

Devido ao baixo nível das principais bacias hidrográficas brasileiras observado no primeiro semestre de 2001, o Governo Federal instituiu, a partir de 1º de junho de 2001, um programa de racionamento de energia. As principais medidas adotadas podem ser resumidas da seguinte forma:

a) cobrança de sobretaxas nas tarifas aos consumidores que não cumpram a meta de redução de

consumo, definida inicialmente em uma redução de 20%;

b) distribuição de bônus para consumidores de determinadas faixas de consumo, que apresentem redução superior à meta estabelecida;

c) autorizado aos consumidores das classes industrial e comercial realizarem diretamente compra e venda de energia elétrica, através da emissão de certificados de energia e/ou transações bilaterais, para cobertura dos excedentes às suas respectivas metas de consumo ou comercialização de suas sobras mensais.

Os certificados recebidos/emitidos foram registrados pela Companhia no MAE.

A CELB contabilizou os seguintes valores de custos a reembolsar, sobretaxa e bônus:

	2001
Custos do racionamento – (Realizável a longo prazo)	302
Sobretaxa – (Outros – Exigível a longo prazo)	(925)
Bônus – (Realizável a longo prazo)	2.312
Total a reembolsar	1.689

27. Resultado por atividade

A CELB somente exerce a atividade de distribuição de energia elétrica. Dessa forma, a demonstração do resultado atende ao Ofício Circular nº 838/2000 da ANEEL.

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Companhia Força e Luz Cataguazes-Leopoldina:

(1) Examinamos os balanços patrimoniais individual (controladora) e consolidado da COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA e controladas em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das Companhias; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela Administração das Companhias, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, as posições patrimonial e financeira individual e consolidada da Companhia Força e Luz Cataguazes-Leopoldina e controladas em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) Conforme comentado nas Notas 6, 7 e 8, a Companhia e suas controladas registraram em suas demonstrações contábeis em 31 de dezembro de 2001 contas a receber relacionadas à recomposição tarifária para o período de racionamento e diferimento relativo à variação de valores da Parcela A ("CVA"), decorrentes da aplicação da Medida Provisória nº 14 (ainda sujeita à aprovação do Congresso Nacional) e Resoluções nº 90 da Agência Nacional de Energia Elétrica - ANEEL e nº 91 da Câmara de Gestão da Crise de Energia Elétrica – GCE. Adicionalmente, foram reconhecidos os valores relacionados à compra e à venda de energia elétrica realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, levando em consideração estimativas internas, conforme entendimentos preliminares mantidos junto à ANEEL, ainda não formalizados. Os valores relacionados à recomposição tarifária para o período de racionamento e diferimento relativo à variação de valores da Parcela A ("CVA") serão realizados através de aumentos tarifários extraordinários, aprovados por resoluções específicas da ANEEL, bem como através de inclusão do CVA na análise anual dos reajustes de suas tarifas. Esses valores estão pendentes de revisão e homologação pela ANEEL.

Cataguases, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123"S"MG

Mauro Moreira
Sócio-Diretor Responsável
Contador CRC-1-RJ-072.056"S"MG

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
CNPJ/MF N° 19.527.639/0001-58

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

ATIVO

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
CIRCULANTE				
Disponibilidades	1,656	1,997	6,425	10,168
Aplicações no mercado aberto	238	118	1,397	33,765
Consumidores e concessionárias	76,998	25,862	348,633	250,283
Títulos de créditos a receber	3,809	1,947	38,741	17,071
Créditos renegociados	-	-	39,176	24,478
Recomposição tarifaria extraordinária	4,368	-	56,245	-
Provisão para créditos de liquidação duvidosa	(2,406)	(756)	(98,946)	(98,670)
Estoques	818	639	5,653	5,577
Devedores diversos	1,334	1,114	1,479	5,021
Impostos a recuperar	7,586	5,734	35,101	17,951
Despesas pagas antecipadamente	2,488	156	9,419	327
	96,889	36,811	443,323	265,971
REALIZÁVEL A LONGO PRAZO				
Recomposição tarifaria extraordinária	8,735	-	112,493	-
Títulos de créditos a receber	6,536	-	11,441	6,566
Créditos renegociados	-	-	28,007	57,996
Empresas controladas e ligadas	150,807	34,540	11,059	-
Impostos a recuperar	1,671	-	16,946	-
Créditos tributários	21,076	23,020	147,491	141,366
Cauções e depósitos vinculados	793	23,651	21,745	48,308
Despesas pagas antecipadamente	3,643	-	13,352	-
Outros	6,634	6,729	36,930	17,394
	199,895	87,940	399,464	271,630
PERMANENTE				
Investimentos	451,464	455,162	10,859	11,164
Imobilizado	242,899	234,987	1,353,045	1,212,807
Diferido	903	692	437,178	412,337
	695,266	690,841	1,801,082	1,636,308
TOTAL DO ATIVO	992,050	815,592	2,643,869	2,173,909

As notas explicativas são parte integrante destes balanços.

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
CNPJ/MF N° 19.527.639/0001-58

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 e 2000

(Em milhares de reais)

PASSIVO

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
CIRCULANTE				
Fornecedores	21,795	12,064	202,578	48,691
Encargos de dividas	276	145	10,830	1,850
Empréstimos e financiamentos	152,862	26,893	491,815	352,692
Debêntures	12,210	15,895	12,210	15,895
Folha de pagamento	39	52	2,853	2,191
Tributos e contribuições sociais	5,343	7,881	95,531	64,851
Juros sobre o capital próprio/dividendos	897	21,418	3,212	23,306
Encargos do consumidor a recolher	1,300	2,027	7,329	5,071
Obrigações estimadas	2,072	1,750	8,944	8,093
Outras contas a pagar	2,605	2,011	21,153	11,708
	199,399	90,136	856,455	534,348
EXIGÍVEL A LONGO PRAZO				
Fornecedores	5,354	-	40,121	-
Empréstimos e financiamentos	77,036	40,746	407,565	318,853
Debêntures	144,662	149,035	144,662	149,035
Imposto de renda diferido	-	-	1,512	1,964
Impostos a recolher	3,347	-	62,855	102,085
Empresas controladoras e controladas	88,096	46,780	-	-
Provisões para contingências	3,979	26,134	102,883	143,486
Provisão de déficit atuarial	-	-	40,513	46,553
Outras contas a pagar	2,170	504	54,286	2,141
	324,644	263,199	854,397	764,117
Obrigações vinculadas à concessão	65,802	59,800	107,110	98,148
	390,446	322,999	961,507	862,265
PARTICIPAÇÃO MINORITÁRIA	-	-	464,613	415,265
PATRIMONIO LÍQUIDO				
Capital social	334,335	334,335	334,335	334,335
Correção monetária do capital	9,837	9,837	9,837	9,837
Ações em tesouraria	(5,245)	(5,245)	(5,245)	(5,245)
Reservas de capital	26,545	26,545	22,367	23,104
Reservas de lucros	36,733	36,985	-	-
	402,205	402,457	361,294	362,031
TOTAL DO PASSIVO	992,050	815,592	2,643,869	2,173,909

As notas explicativas são parte integrante destes balanços

	0	0	0	0

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

CNPJ/MF Nº 19.527.639/0001-58

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 e 2000

(Em milhares de reais exceto o lucro líquido (prejuízo) por mil ações)

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
Receita operacional bruta				
Fornecimento de energia elétrica	178,317	161,125	926,201	501,806
Suprimento de energia elétrica	51,776	5,424	125,549	29,202
Serviços especializados	-	-	630	98
Agropecuária	-	-	89	13
Outras receitas	11,441	10,738	10,121	9,228
	241,534	177,287	1,062,590	540,347
Deduções à receita operacional				
ICMS faturado	34,221	33,804	140,273	89,090
Pis, cofins e iss	9,297	6,854	39,875	20,210
Quotas para a reserva global de reversão	3,571	3,578	11,346	7,040
	47,089	44,236	191,494	116,340
Receita operacional líquida	194,445	133,051	871,096	424,007
Despesas (receitas) operacionais				
Pessoal	20,857	19,282	89,030	57,866
Material	3,880	3,128	15,483	8,062
Serviços de terceiros	9,024	7,482	45,142	24,913
Energia elétrica comprada para revenda	77,006	48,714	462,125	169,401
Compensação financeira p/utilização de recursos hídricos	149	139	149	139
Transporte de potência elétrica	6,281	5,527	46,496	24,698
Depreciação e amortização	12,934	11,440	43,017	27,006
Quota para conta de consumo de combustível	6,239	7,077	22,395	18,052
Provisão para contingências	273	-	(3,551)	121
Outras despesas	7,063	5,507	17,856	25,240
	143,706	108,296	738,142	355,498
Resultado do serviço	50,739	24,755	132,954	68,509
Receita (Despesa) financeira				
Receita de aplicações financeiras	864	839	4,568	25,420
Variação monetária e acréscimo moratório de energia vendida	2,562	2,135	14,427	6,023
Encargos de dívidas	(47,552)	(31,426)	(153,986)	(76,426)
Juros sobre o capital próprio	1,660	(37,141)	(735)	(37,921)
Outras receitas (despesas)	(4,372)	(2,453)	8,390	(6,905)
	(46,838)	(68,046)	(127,336)	(89,809)
Amortização de ágio	(1,476)	(1,887)	(17,506)	(16,010)
Resultado de equivalência patrimonial	(256)	8,665	-	-
Resultado operacional	2,169	(36,513)	(11,888)	(37,310)
Receita não operacional	2,809	260,666	2,981	222,718
Despesa não operacional	(1,626)	(180,095)	(6,286)	(181,845)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	3,352	44,058	(15,193)	3,563
Contribuição social	(456)	(2,726)	(1,841)	(1,746)
Imposto de renda	(1,488)	(3,317)	(3,843)	5,453
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**1,408**	**38,015**	**(20,877)**	**7,270**
Participações de empregados e administradores	-	(1,284)	(400)	(1,697)
Participação minoritária	-	-	19,806	(9,577)
Lucro (prejuízo) antes da reversão dos juros sobre capital próprio	1,408	36,731	(1,471)	(4,004)
Reversão de juros sobre o capital próprio	(1,660)	37,141	735	37,921
Lucro líquido (prejuízo) do exercício	(252)	73,872	(736)	33,917
Lucro líquido (prejuízo) por mil ações - R$	(0.002)	0.581		

As notas explicativas são parte integrante destas demonstrações contábeis

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

CNPJ/MF N° 19.527.639/0001-58

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCICIOS FINDOS EM 31 DE DEZEMBRO DE 2001 e 2000

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2001	**2000**	**2001**	**2000**
Origens de recursos				
Das operações (vide demonstração abaixo)	24,652	31,860	-	98,166
De terceiros				
Financiamentos captados	50,941	56,307	141,746	172,875
Contribuição de consumidores	6,002	4,575	8,962	9,971
Juros sobre o capital próprio de controladas	1,660	958	-	-
Redução do realizável a longo prazo	-	13,034	29,906	-
Aumento do exigível a longo prazo	-	-	24,899	-
Aumento de participação de minoritário	-	-	98,963	263,530
Capital circulante inicial	-	-	-	3,686
Total das origens	83,255	106,734	304,476	548,228
Aplicações de recursos				
Nas operações (vide demonstração abaixo)	-	-	23,544	-
Nos investimentos	35	14,230	12,953	159,105
Ágio na aquisição de investimentos	-	-	26,542	360,809
No imobilizado	22,592	26,789	200,675	96,276
No diferido	240	577	1,538	634
Transferência do exigível a longo prazo para o circulante	11,753	50,091	183,244	74,787
Juros sobre o capital próprio/dividendos	-	39,129	735	39,909
Ações em tesouraria	-	2,639	-	2,639
Aumento no realizável a longo prazo	97,820	-	-	18,499
Total das aplicações	132,440	133,455	449,231	752,658
Redução do capital circulante líquido	**(49,185)**	**(26,721)**	**(144,755)**	**(204,430)**
Demonstração da variação do capital circulante líquido				
Ativo Circulante				
No inicio do exercício	36,811	26,677	265,971	104,999
No fim do exercício	96,889	36,811	443,323	265,971
	60,078	10,134	177,352	160,972
Passivo Circulante				
No inicio do exercício	90,136	53,281	534,348	168,946
No fim do exercício	199,399	90,136	856,455	534,348
	109,263	36,855	322,107	365,402
Redução do capital circulante líquido	**(49,185)**	**(26,721)**	**(144,755)**	**(204,430)**
Operações				
Lucro líquido (prejuízo) do exercício	(252)	73,872	(736)	33,917
Despesas(receitas) que não afetam o capital circulante :				
Juros e variações monetárias de itens de longo prazo	12,980	23,398	32,067	33,716
Resultado de equivalência patrimonial	256	(8,665)	-	-
Depreciação e amortização	12,934	11,440	43,017	27,006
Amortização de ágio	1,476	1,887	17,506	16,010
Valor residual de ativos permanentes baixados	2,065	1,748	3,495	16,885
Perda (ganho) de capital	-	(20,646)	3,399	(20,646)
Ganho na venda de investimentos	-	(58,659)	-	(18,723)
Imposto de renda e contribuição social diferidos	1,944	(1,879)	(6,577)	(13,814)
Recomposição tarifaria extraordinária de longo prazo	(3,381)	-	(72,372)	-
Conta de variação de valores Parcela A - CVA de longo prazo	(3,643)	-	(13,352)	-
Provisão para contingênciais	273	8,300	(10,237)	13,917
Participação minoritária	-	-	(19,806)	9,577
Outros	-	1,064	52	321
	24,652	31,860	(23,544)	98,166

As notas explicativas são parte integrante destes balanços

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
CNPJ/MF N° 19.527.639/0001-58

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMONIO LÍQUIDO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

	CAPITAL REALIZADO ATUALIZADO			RESERVAS DE CAPITAL				RESERVAS DE LUCROS			
	Capital Social	Correção monetária do capital	Ações em tesouraria	Ágio na subscrição de ações	Subvenção de Investimentos	Remuneração de imobilizações em curso	Outras reservas de capital	Estatutária	Legal	Lucros acumulados	Total
Saldos em 01 de janeiro de 2000	**334,335**	**9,837**	**(2,606)**	**6,057**	**9,927**	**6,386**	**4,175**	**1,461**	**5,009**	**-**	**374,581**
Ações em tesouraria	-	-	(2,639)	-	-	-	-	-	-	-	(2,639
Déficit atuarial líquido registrado pela controlada Energipe, conforme Deliberação CVM nº 371	-	-	-	-	-	-	-	-	-	(4,228)	(4,228
Lucro líquido do exercício	-	-	-	-	-	-	-	-	-	73,872	73,872
Proposta de distribuição do lucro líquido do exercício:											
Reserva legal	-	-	-	-	-	-	-	-	3,694	(3,694)	
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	-	-	-	-	(32,385)	(32,385
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	-	-	-	-	(5,715)	(5,715
Dividendos a distribuir	-	-	-	-	-	-	-	-	-	(1,029)	(1,029
Reserva estatutária	-	-	-	-	-	-	-	26,821	-	(26,821)	-
Saldos em 31 de dezembro de 2000	**334,335**	**9,837**	**(5,245)**	**6,057**	**9,927**	**6,386**	**4,175**	**28,282**	**8,703**	**-**	**402,457**
Prejuízo do exercício	-	-	-	-	-	-	-	-	-	(252)	(252
Absorção de prejuízos	-	-	-	-	-	-	-	(252)	-	252	
Saldos em 31 de dezembro de 2001	**334,335**	**9,837**	**(5,245)**	**6,057**	**9,927**	**6,386**	**4,175**	**28,030**	**8,703**	**-**	**402,205**

As notas explicativas são parte integrante destas demonstrações contábeis

Relatório da Administração

A seguir, submetemos a sua apreciação os fatos e eventos marcantes de 2001, acompanhados das Demonstrações Financeiras correspondentes.

1 - A administração da empresa e a conjuntura nacional

O ano de 2001 foi marcado pelo racionamento, determinado em face da impossibilidade de geração e transmissão de energia elétrica para atender plenamente às demandas do mercado, o que exigiu das empresas distribuidoras um extraordinário esforço de ajustamento e adequação dos seus programas e orçamentos para enfrentar essa adversidade. A Cataguazes-Leopoldina (CFLCL) e suas controladas, CENF, Energipe, CELB e Saelpa, constituíram equipes interdepartamentais para coordenar a implementação do disposto nas Resoluções da GCE- Câmara de Gestão da Crise de Energia Elétrica, criada pelo Governo Federal, para analisar as solicitações dos clientes, bem como atender à fiscalização e acompanhamento da Agência Nacional de Energia Elétrica. Programas de treinamento para atendentes foram desenvolvidos, novos sistemas computacionais, criação de uma Bolsa de Energia na Internet para os clientes transacionarem suas cotas de energia, rotinas de trabalho e ampliações do call center se fizeram necessários, bem como a mobilização da opinião pública, em parceria com diversos órgãos e entidades, visando a consecução plena das metas estabelecidas. Terminado o racionamento, no final do primeiro bimestre de 2002, as empresas do Sistema Cataguazes-Leopodina retornam a plenitude das suas operações, com programas de operação e investimentos devidamente adaptados, na expectativa de uma retomada do nível de atividade dos seus clientes industriais e comerciais, o que já se faz notar com uma reação de consumo de energia elétrica de diversos segmentos do setor produtivo, e, também, um gradual retorno à normalidade de vida e conforto do cidadão/cliente.

2 – Impactos do racionamento de energia elétrica

2.1 - No mercado de energia elétrica - Nos doze meses do exercício de 2001, o consumo médio consolidado de energia elétrica nos mercados das distribuidoras do Sistema Cataguazes-Leopoldina reduziu-se em 7,9 %, em relação a 2000, conforme quadro seguinte:

Variação % das Vendas Físicas de Energia Elétrica ao Mercado Próprio

Empresas	Janeiro a Maio	Junho a Dezembro	Ano 2001
CFLCL	+ 6,3	- 20,2	- 9,4
CENF	+ 1,1	- 27,5	- 15,8
Energipe	+ 3,6	- 14,8	- 7,1
CELB	+ 7,3	- 23,1	- 10,9
Saelpa	+ 5,2	- 13,8	- 5,9
Consolidando as 5 empresas	**+ 4,8**	**- 16,9**	**- 7,9**

Com esses desempenhos, o volume consolidado de vendas nos mercados próprios das empresas supracitadas foi de 5.242 GWh, em 2001. Considerando que a Saelpa foi adquirida em novembro de 2000 e que naquele exercício as vendas consolidadas da Cataguazes-Leopoldina (CFLCL) somente refletiram as receitas do mês de dezembro da Saelpa, esse volume comercializado de energia elétrica representa um aumento de 37,5 %, quando comparado ao resultado consolidado de 2000.

2.2 – Nas receitas operacionais e na geração de caixa (EBITDA) - Recentemente foi firmado acordo entre o Governo Federal e as empresas de geração e distribuição de energia elétrica, no qual foi constituído e reconhecido no exercício de 2001 uma recomposição tarifária extraordinária, que visa compensar as perdas de receitas provenientes do racionamento. Para efeitos dessa compensação, no final de dezembro de 2001, o

Governo autorizou reajustes nas tarifas de energia elétrica, à razão de 2,9% para os consumidores da classe residencial e rural e de 7,9% para os consumidores da classe comercial, industrial e do setor público, de forma a amortizar esse ativo. Com isso, a CFLCL registrou uma receita operacional bruta consolidada de R$ 1.062.590 mil, que incluem R$ 168.738 mil referentes à constituição desse ativo. Essa receita consolidada representa um acréscimo de 96,6 % em relação ao resultado de 2000.

Por sua vez, a geração de caixa consolidada, medida pelo EBITDA, foi 62,7 % maior em relação a de 2000, totalizando R$ 188.906 mil (R$ 1,49 por mil ações). Entretanto a margem consolidada de EBITDA reduziu-se em 5,7 pontos percentuais em relação a do exercício anterior, atingindo 21,7 %.

3. Investimentos

Em 2001, a CFLCL e suas controladas Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB e Saelpa investiram R$ 248.695 mil em programas de melhoria dos seus sistemas elétricos:

Investimentos realizados

Valores em R$ mil	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Geração	131.703	543	92	-	-	132.338
. Transmissão e Distribuição	21.859	4.434	25.748	4.581	28.941	85.563
. Outros	5.430	664	7.735	1.166	15.799	30.794
Total	158.992	5.641	33.575	5.747	44.740	248.695

(*) Incluem investimentos em geração e transmissão da CAT-LEO Energia S/A (R$28.443 mil) e da Usina Termelétrica de Juiz de Fora (R$107.717 mil).

Dos investimentos, destacam-se:

- Conclusão da primeira fase da Usina Termelétrica de Juiz de Fora (84 MW), tendo sido investidos R$ 107 milhões;
- Contratação dos principais equipamentos para construção de 5 PCHs, com potência total de 100 MW, pelo montante de R$ 26,6 milhões. Essas usinas deverão estar concluídas em meados de 2003;
- Conclusão da PCH Benjamim Mário Baptista (9,5 MW), com investimento de R$ 13 milhões;
- Construção de 98 Km de linhas de transmissão, com destaque para a LT UTE de Juiz de Fora / subestação da Usina Guary, em 138 kV, com 25 Km de extensão, de propriedade da Usina Termelétrica de Juiz de Fora, bem como a construção de 3.681 Km de redes urbanas e rurais no sistema de distribuição da CFLCL e de suas controladas;
- Início do projeto de automação das 50 subestações e implantação do "Sistema de Gerenciamento de Rede de Distribuição" na Saelpa, cujos investimentos atingirão R$7,1 milhões. Ambos totalmente concluídos na CFLCL, CENF, CELB e Energipe em anos anteriores;
- Instalação de cerca de 140 mil medidores de energia elétrica em unidades consumidoras até então sem medição, dos quais 81 mil na área de atuação da Saelpa;
- Conclusão da nova plataforma de informática da Saelpa, com investimento de R$6,0 milhões;
- Renovação e ampliação da frota de veículos da Saelpa, envolvendo investimento de R$ 5,5 milhões, o que ensejou o cancelamento dos contratos de locação de veículos, representando uma redução líquida de despesas de R$2,0 milhões por ano.

4. Participações Societárias

No exercício, a avaliação dos investimentos em controladas refletiu perda por equivalência patrimonial de R$ 256 mil para a Companhia, contra um ganho de R$ 8.665 mil em 2000.

Indicadores Operacionais e de Desempenho das Distribuidoras de Energia Elétrica e Consolidado, em 2001

Valores em R$ mil	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidado
Área de Concessão (Km^2)	16.331	1.000	17.419	1.789	54.595	91.134
Nº de Consumidores	281.059	74.878	403.235	123.816	772.985	1.655.973
Nº de Empregados	750	97	607	182	1.157	2.793
Vendas ao Mercado Próprio (GWh)	910	263	1.661	456	1.952	5.242
Geração Própria de Energia (GWh)	241	47	-	-	-	288
Perdas de Energia do Sistema Próprio (%)	10,4	9,1	15,4	13,4	27,5	-
DEC	10,49	16,83	9,17	12,87	21,31	-
FEC	14,78	24,94	10,46	13,86	14,15	-
Receita Operacional Bruta	241.534	52.419	328.019	79.315	378.729	1.062.590
Receita Operacional Líquida	194.445	40.337	274.558	67.433	312.175	871.096
Despesas Controláveis	38.891	10.761	43.315	12.655	65.215	165.452
Despesas Financeiras Líquidas	48.498	41	41.633	2.302	13.806	126.601
Resultado dos Serviços de Energia	50.739	8.235	83.984	(8.562)	(4.515)	132.954
Lucro Líquido (Prejuízo) do exercício	(252)	5.978	(6.172)	(7.235)	(12.501)	(736)
Geração de Recursos - EBITDA	68.441	11.348	103.503	(1.555)	3.914	188.906
Receita de Recomposição Tarifária	13.103	7.273	50.818	20.194	77.350	168.738
Receitas (despesas) no MAE	49.634	-	47.014	(20.627)	(63.862)	12.159
EBITDA / Receita Líquida - %	35,2	28,1	37,7	-	1,3	21,7

Vale ressaltar que, em 18/05/2001, entrou em operação, na Grande Aracaju, em Sergipe, a controlada Teleserv. É o primeiro empreendimento do Sistema Cataguazes-Leopoldina na área de telecomunicações convergentes e tem o nome comercial de LIG TV. A LIG TV é a segunda empresa da América do Sul a operar com o sistema MMDS – Multipoint Multichannel Distribution Service (TV por assinatura), com tecnologia digital e a primeira a trabalhar ao mesmo tempo com os sinais digitais e analógicos.

5. Atuação na Comunidade e Preservação do Meio Ambiente

É crescente o número de ações sociais, culturais e educacionais que atestam o envolvimento da Cataguazes-Leopoldina com a comunidade onde está inserida. Essa preocupação, já manifestada em 1985 com o surgimento da Fundação Cultural Ormeo Junqueira Botelho, ganhou vulto com a criação das Usinas Culturais e do projeto Café com Pão, Arte Confusão, este último desenvolvido junto a crianças oriundas de famílias de baixa renda. Em 2001, esse trabalho prosseguiu, ampliando o atendimento gratuito para 580 crianças, que dão vazão à diversas manifestações artísticas. Também foi inaugurada a Usina Cultural de Rio Novo, a sexta mantida pela empresa, e firmado convênio com o Movimento Cultural São José para a implantação de mais uma unidade, desta vez em Ubá. Nas Usinas Culturais, além de serem oferecidos shows musicais e peças de teatro - cujo ingresso é feito mediante a entrega de um quilo de alimento não-perecível doados para instituições beneficentes -, artistas, produtores e grupos culturais diversos encontram apoio para o desenvolvimento de seu trabalho.

Na área ambiental prosseguiu o trabalho de reflorestamento das PCHs - Pequenas Centrais Hidrelétricas, com destaque para a Usina Benjamim Mário Baptista. Mas o fato mais auspicioso foi a adesão da Cataguazes-

Leopoldina ao CCX - Chicago Climate Exchange -, a Bolsa Mundial de Comercialização de Certificados de Retenção de CO_2, que representa mais um marco do pioneirismo da empresa. É a primeira empresa do Brasil a ingressar neste inovador mercado. Os grandes trunfos da Cataguazes-Leopoldina são as Reservas Particulares do Patrimônio Natural da Usina Maurício e Coronel Domiciano e as outras PCHs.
A seguir, informações relativas ao desempenho econômico-social da controladora CFLCL:

Balanço Social

1. Indicadores econômico-financeiros (R$ mil)	**2001**	**2000**
1.1 - Receita Operacional Líquida	194.445	133.051
1.2 - Resultado Operacional (exclui R$ 1.660 em 2001 e R$ 37.141 em 2000 referentes a juros sobre capital próprio)	509	628
1.3 - Folha de Pagamento Bruta	18.931	20.325
2. Indicadores Laborais (R$ mil)		
2.1 - Alimentação	1.894	1.571
2.2 - Encargos Sociais Compulsórios	4.870	4.139
2.3 - Previdência Privada	377	418
2.4 - Saúde	558	534
2.5 - Educação	294	289
2.6 - Participação nos lucros	-	1.284
2.7 - Outros Benefícios	292	169
Total - Indicadores Laborais (2.1 a 2.7)	8.285	8.404
3. Indicadores e Investimentos Sociais (R$ mil)		
3.1 - Impostos (excluídos encargos sociais)	48.695	48.366
3.2 - Contribuição p/a Sociedade/Investimentos na Cidadania	1.920	1.522
3.3 - Investimentos em Meio Ambiente	379	155
3.4 - Programa Luz no Campo	2.275	1.274
3.5 - Programa de eficiência energética, pesquisa e desenvolvimento	1.274	1.220
Total - Indicadores e Investimentos Sociais (3.1 a 3.5)	54.543	52.537
4. Indicadores do Corpo Funcional		
4.1 - Nº de empregados ao final do período	750	729
4.2 - Nº de admissões durante o período	52	52

Demonstração do valor adicionado dos exercícios findos em 31 de dezembro de 2001 e 2000
(em milhares de reais)

	2001	2000
1- GERAÇÃO DO VALOR ADICIONADO		
Receitas de vendas de energia e serviços	241.534	177.287
Receitas não operacionais	2.809	5.536
Menos Insumos:		
Custo da energia comprada	77.155	48.714
Transporte de potência elétrica	6.281	5.527
Serviços de Terceiros	9.024	7.482
Materiais	3.880	3.128
Outros custos operacionais	7.735	8.921
	104.075	73.772
2- VALOR ADICIONADO BRUTO	140.268	109.051
Quotas de reintegrações	12.934	11.440
3- VALOR ADICIONADO LÍQUIDO GERADO	127.334	97.611
Equivalência patrimonial	(256)	8.665
Amortização de ágio	(1.476)	(1.887)
Receitas financeiras	3.452	2.974
Ganho de capital (venda de ações)	-	79.305
4- VALOR ADICIONADO A DISTRIBUIR	**129.054**	**186.668**
5- DISTRIBUIÇÃO DO VALOR ADICIONADO		
Remuneração do trabalho	20.857	19.282
Governo: (impostos, taxas e contribuições)	48.695	48.366
Transferências intra-setoriais	9.810	10.655
Juros	48.717	32.214
Aluguéis	1.227	995
Distribuição do lucro do exercício		
Juros sobre capital próprio/dividendos	-	39.129
Participação dos empregados e administradores	-	1.284
Reservas de lucros	(252)	34.743
	129.054	**186.668**

7 - Site da Cataguazes-Leopoldina conquista o 2° lugar no POP+ 2002
Emissão de ADRs e desempenho das ações na Bovespa

Prêmio POP+ - O site da Cataguazes-Leopoldina recebeu o 2° lugar no prêmio POP+ 2002, concedido pela MZ Consult e LatinFinance aos melhores sites de RI (Relação com Investidores) do Brasil, segundo votação direta de investidores, analistas e demais agentes do mercado de capitais. Destacando-se num universo de 53 empresas concorrentes, o site da CFLCL permaneceu em 1° lugar até as últimas 24 horas antes do encerramento da votação, quando foi ultrapassado por apenas 12 votos.

Emissão de ADRs e desempenho das ações na Bovespa - A CVM - Comissão de Valores Mobiliários aprovou a emissão de recibos de ações da Cataguazes-Leopoldina, os chamados ADRs – American Depositary, de nível 1. Cada ADR corresponde a 10.000 ações ordinárias ou preferenciais classe "A" de emissão da CFLCL. O banco emissor dos ADRs é The Bank of New York e a custódia dos títulos está a cargo do Banco Itaú. O objetivo dessa emissão é dar maior visibilidade aos títulos da CFLCL, mostrando o seu potencial e buscando uma melhor cotação, viabilizando assim melhores condições de financiamento.

Em 2001, as ações preferenciais classe "A" da CFLCL, que movimentaram na Bovespa - Bolsa de Valores de São Paulo valor equivalente a R$ 6,1 milhões, apresentaram uma rentabilidade de 7,5 %. O Ibovespa, ao contrário, registrou queda de 11,5%. Ao final do ano, as ações preferenciais classe "A" da CFLCL foram cotadas a R$1,58 por lote de mil ações, ante o seu valor patrimonial de R$3,16.

A Administração.

Companhia Força e Luz Cataguazes-Leopoldina

CNPJ (MF) N.º 19.527.639/0001-58

Notas explicativas às demonstrações contábeis

para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

1. Contexto operacional

A Companhia Força e Luz Cataguazes-Leopoldina - CFLCL é uma concessionária de energia elétrica, que atua em 67 sedes municipais no Estado de Minas Gerais e 1 no Estado do Rio de Janeiro, atendendo a aproximadamente 281 mil consumidores (não examinado pelos auditores independentes).

A CFLCL também é controladora da Energisa S/A (controladora da Empresa Energética de Sergipe S/A - Energipe, Companhia Energética da Borborema - CELB e Sociedade Anônima de Eletrificação da Paraíba - Saelpa); Companhia de Eletricidade de Nova Friburgo - CENF ; Cat-Leo Energia S.A. (produtor independente de energia elétrica e acionista com 50% de participação na Usina Termelétrica de Juiz de Fora S/A); Multipar S/A Planejamento e Corretagem de Seguros (serviços e corretagem de seguros); Multiagro Agropecuária, Comércio e Indústria Ltda. (agro-industrial); Teleserv S/A, Telecabo S/A e MCL Cabo S/A (telecomunicações). Os percentuais de participação e as informações sobre essas empresas estão apresentados nas notas nºs 4 e 12.

A CFLCL apresentava o capital circulante líquido negativo em 31 de dezembro de 2001 e 2000 de R$102.510 (R$ 413.132 no consolidado) e R$53.325 (R$268.377 no consolidado), respectivamente. Este desequilíbrio decorre, basicamente, da aquisição do controle acionário da Saelpa, em 30/11/2000 e do Programa Emergencial de Racionamento, instituído pelo Governo Federal a partir de 01/06/2001, que reduziu a receita da CFLCL no período de junho a dezembro de 2001 em aproximadamente 20%. Para fazer face a esse desequilíbrio, a CFLCL já tem programada a entrada dos seguintes recursos no próximo exercício:

. capitalização de R$91.909 do acionista Alliant Energy Holdings do Brasil Ltda. na Pbpart- SE 1 S/A (vide nota nº 36);

. financiamento do BNDES, referente à recomposição tarifária extraordinária (vide nota nº 6), no montante de R$58.875 (líquido da parcela de curto prazo);

. reembolso do Ministério das Minas e Energia, referente aos custos do Programa Emergencial de Racionamento, no valor de R$17.695 (vide nota nº 34);

. financiamentos em fase de contratação junto ao BNDES, referente a investimentos já realizados, no montante R$141.724.

2. Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira, normas e disposições da Comissão de Valores Mobiliários - CVM e legislação específica aplicável às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica - Aneel.

A Aneel promoveu a revisão das normas e procedimentos contidos no Plano de Contas do Serviço Público de Energia Elétrica, instituindo um documento denominado "Manual de Contabilidade do

(Em milhares de reais)

Serviço Público de Energia Elétrica", contendo o Plano de Contas, instruções contábeis e roteiro para divulgação de informações econômicas e financeiras, resultando em importantes alterações nas práticas contábeis e de divulgação, até então aplicáveis às empresas do setor. As normas contidas no referido Manual são de aplicação compulsória, a partir de 1º de janeiro de 2002.

3. Sumário das principais práticas contábeis

a. As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelo valor atualizado na data do balanço;

b. Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

c. A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da Aneel;

d. Os estoques estão valorizados ao custo médio de aquisição, que não excede seu valor de mercado;

e. Os investimentos em controladas foram contabilizados pelo método de equivalência patrimonial, tomando-se por base os patrimônios líquidos dessas empresas em 31 de dezembro de 2001 e 2000. Os demais investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995.

Os ágios pagos nas aquisições dos controles acionários das controladas CENF, CELB, Energipe e Saelpa estão sendo amortizados pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções dos resultados dessas concessionárias, ou seja, CENF em 20 anos, a partir de julho de 1997; CELB em 30 anos, a partir de janeiro de 2000; Energipe em 30 anos, a partir de dezembro de 1997 e Saelpa, em 30 anos, a partir de dezembro de 2000. Em 31 de dezembro de 2001, os saldos a amortizar são: CENF R$36.411, CELB R$83.033, Energipe R$8.210 e Saelpa R$307.079;

f. O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso.

O ágio incorporado na controlada Energipe, encontra-se registrado no imobilizado consolidado e está sendo amortizado pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções de resultado da Energipe nos próximos 30 anos, a partir de abril de 1998. Em 31 de dezembro de 2001, o saldo a amortizar deste ágio monta em R$500.543 (R$514.641 em 2000);

g. Em função do disposto nas Instruções Gerais 35 e 36, do Plano de Contas do Serviço Público de

Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, estão registrados neste subgrupo como custo. A controladora e suas controladas, deixaram de calcular juros sobre capital próprio das imobilizações em curso;

h. O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos.

Os ágios pagos nas aquisições da CENF, CELB, Energipe e Saelpa, para fins de apresentação, no consolidado, estão classificados no diferido.

i. Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

j. O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%.A contribuição social foi calculada à alíquota de 9%. Os créditos tributários de imposto de renda e contribuição diferidos foram constituídos em conformidade com a Deliberação CVM nº 273/97, pelas alíquotas de 25% e 8%, respectivamente, que se espera estar vigentes quando da realização desses créditos;

k. As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l. As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m. Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência;

n. Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o. A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro dos efeitos decorrentes do Programa Emergencial de Redução do Consumo de Energia Elétrica, Conta de Compensação de Variação de Custos da Parcela A - CVA, Energia Elétrica Comprada e Vendida no Mercado Atacadista de Energia - MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Planos de Aposentadoria e Pensão.

(Em milhares de reais)

4. Demonstrações contábeis consolidadas

As demonstrações contábeis consolidadas incluem as demonstrações contábeis da CFLCL e de suas controladas a seguir relacionadas:

	Participação societária	
Controladas:	**2001**	**2000**
Energisa S.A. (*)	50,07	50,07
Cia. de Eletricidade de Nova Friburgo	59,47	59,31
Multipar S.A.	99,96	99,96
Multiagro Ltda.	66,67	66,67
Teleserv S.A.	99,10	99,10
Telecabo S.A.	97,59	97,59
MCL Cabo S.A.	95,54	95,54
Cat-Leo Energia S.A.	99,99	99,99

(*) Controladora da Energipe (99,62% do capital votante e 99,64% do capital total). A Energipe é controladora da CELB (99,13% do capital votante e 88,85% do capital total) e da Pbpart SE1 S.A (50,1% do capital votante e total) que detém o controle da Saelpa (97,55% do capital votante e 82,83% do capital total).

As demonstrações contábeis consolidadas foram elaboradas com base nas demonstrações contábeis das empresas controladas em 31 de dezembro de 2001 e 2000, de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96.

Descrição dos principais procedimentos de consolidação:

a) Eliminação dos saldos das contas de ativo e passivo entre as Companhias consolidadas;

b) Eliminação do investimento da controladora nas empresas controladas incluídas na consolidação, bem como dos investimentos entre as controladas;

c) Eliminação dos saldos e de receitas e despesas decorrentes de negócios entre as Companhias consolidadas; e

d) Destaque do valor da participação dos acionistas minoritários nas demonstrações contábeis consolidadas.

A conciliação entre o resultado do exercício e o patrimônio líquido da controladora e consolidado em 31 de dezembro era como segue:

2001		2000	
Resultado do exercício	Patrimônio líquido	Resultado do exercício	Patrimônio líquido

(Em milhares de reais)

Controladora	(252)	402.205	73.872	402.457
Lucro não realizado nas transações com controladas	(484)	(40.911)	(39.955)	(40.426)
Consolidado	(736)	361.294	33.917	362.031

5. Consumidores e concessionárias

a) Controladora

Classes de consumo	Saldos Vincendos	Vencidos Até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	2.952	1.643	241	75	2	1	4.914	6.801
Industrial	3.416	587	119	67	37	388	4.614	3.747
Comércio, serviços e outras atividades	1.211	635	156	89	56	66	2.213	2.454
Rural	758	259	60	15		5	1.097	1.266
Poder público:								
Federal	7	2	2	1	1	7	20	22
Estadual	73	19	21	11	15	71	210	159
Municipal	267	72	78	39	54	261	771	610
Iluminação pública	41	70	116	71	92	1.212	1.602	1.342
Serviço público	358	37	42	40	64	148	689	597
Subtotal – consumidores	**9.083**	**3.324**	**835**	**408**	**321**	**2.159**	**16.130**	**16.998**
Concessionárias (*)	-	-	-	-	-	-	56.854	5.809
Fornecimento não faturado	-	-	-	-	-	-	4.014	3.055
Total	**9.083**	**3.324**	**835**	**408**	**321**	**2.159**	**76.998**	**25.862**

b) Consolidado

Classes de consumo	Saldos Vincendos	Vencidos Até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	10.340	10.299	4.405	2.912	4.510	14.047	46.513	57.976
Industrial	7.911	3.034	1.376	1.427	2.629	15.917	32.294	30.866
Comércio, serviços e outras atividades	5.169	3.841	2.377	2.053	1.985	7.450	22.875	**22.732**
Rural	1.386	919	584	390	1.056	7.985	12.320	**14.195**
Poder público:								
Federal	1.580	787	987	1.246	2.128	10.550	17.278	**6.270**
Estadual	288	126	129	116	171	672	1.502	**8.336**
Municipal	538	232	224	194	303	1.865	3.356	**7.586**
Iluminação pública	1.572	1.123	1.734	2.044	3.746	29.631	39.850	**37.880**
Serviço público	2.344	247	2.076	269	164	731	5.831	**5.191**
Outros	-	-	-	-	-	-	12.314	**2.079**
Subtotal – consumidores	**31.128**	**20.608**	**13.892**	**10.651**	**16.692**	**88.848**	**194.133**	**193.111**
Concessionárias (*)		-	-	-	-		133.025	**29.841**
Fornecimento não faturado	-	-	-	-	-	-	21.475	**27.331**

(Em milhares de reais)

Total	31.128	20.608	13.892	10.651	16.692	88.848	348.633	250.283

(*) Inclui energia vendida no Mercado Atacadista de Energia - MAE (vide nota nº 7).

6. Recomposição tarifária extraordinária

Com base nas disposições contidas na Medida Provisória nº 14, na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da Aneel, de 24 de janeiro de 2002, a CFLCL e suas controladas, CENF, Energipe, CELB e Saelpa efetuaram levantamento do montante da recomposição tarifária extraordinária, aplicável a todas as concessionárias de distribuição de energia elétrica, visando o equilíbrio econômico-financeiro dos contratos de concessão, através do ressarcimento das perdas de consumo observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 1º de junho e 31 de dezembro de 2001.

A referida recomposição tarifária extraordinária se dará por meio da aplicação às tarifas vigentes em 31 de dezembro de 2001, assim reconhecidas pela Aneel:
a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A recomposição tarifária extraordinária, no valor de R$13.103 (R$168.738 no consolidado), foi registrada como Receita de Fornecimento no exercício de 2001. Esse montante compõe-se de:

a) R$4.768 (R$106.277 no consolidado), referente à diferença entre a receita estimada de acordo com os parâmetros definidos nas Resoluções acima e a receita auferida pela concessionária no período de 01 de junho a 31 de dezembro de 2001, afetada pela redução de consumo decorrente do Programa Emergencial de Redução do Consumo de Energia Elétrica.
Em 11 de março de 2002, a CFLCL e suas controladas encaminharam à Aneel os cálculos da recomposição tarifária, os quais estão sujeitos à homologação pelo órgão regulador. Para que as Companhias tenham direito a essa compensação, renunciaram a qualquer pleito, judicial ou extrajudicial, relativo a fatos e normas concernentes ao Programa Emergencial de Redução do Consumo de Energia Elétrica e à recomposição tarifária extraordinária, bem como aderiram aos acordos firmados entre os agentes do setor elétrico, conforme previsto pela Medida Provisória nº 14 e pelas Resoluções nº 91, da GCE, e nº 31, da Aneel.

b) R$8.335 (R$62.461 no consolidado), referentes à energia disponibilizada pelos geradores livres, os quais dispunham de geração não comprometida em contratos. Essa energia foi denominada "energia livre". Esse montante foi contabilizado como receita operacional e inclui R$303 (R$2.280 no consolidado) relativos ao Pis e Cofins.

O valor referente à energia livre foi também contabilizado como despesa operacional com base em comunicado aos agentes, divulgado em 13 de março de 2002 pela Asmae (Administradora do

(Em milhares de reais)

Mercado Atacadista de Energia), no montante de R$8.032 (R$60.181 no consolidado) líquidos do Pis e Cofins. Esses valores serão repassados aos geradores.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, quanto a recomposição tarifaria extraordinária, bem como o montante relacionado à energia livre, poderão resultar em relevantes ajustes nos valores registrados pela CFLCL e suas controladas. Os valores definitivos a serem divulgados deverão ser validados pela Aneel, conforme previsto em sua Resolução nº 72, de 7 de fevereiro de 2002.

Como parte do acordo relativo à recomposição tarifária, a CFLCL e suas controladas irão pagar à Furnas Centrais Elétricas, Companhia Energética de Minas Gerais, Companhia de Eletricidade do Rio de Janeiro e a Companhia Hidro Elétrica do São Francisco os valores integrais dos contratos iniciais de fornecimento de energia elétrica, reduzidos pelo fator 0,9759, estabelecido pela Aneel. Esses valores montam, em 31 de dezembro de 2001, em R$3.176 (R$28.572 no consolidado). A soma desse valor e da energia livre, mencionada anteriormente, que totaliza R$11.208 (R$88.753 no consolidado), foi registrada no resultado do exercício, na rubrica Energia Elétrica Comprada para Revenda e compõe o saldo da conta Fornecedores no Passivo Circulante e do Exigível a Longo Prazo.

Será concedido à CFLCL e suas controladas, CENF, Energipe, CELB e Saelpa, financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES, como forma de adiantamento da compensação relativa à tarifa extraordinária, no valor de aproximadamente 90% do montante a ser ressarcido. Os recursos advindos do faturamento da recomposição tarifária extraordinária dos clientes das Companhias serão integralmente destinados à quitação desse financiamento. A recomposição tarifária vigorará pelo período necessário à compensação do montante apurado.

7. Mercado Atacadista de Energia - MAE

	2001				2000			
	Controladora		Consolidado		Controladora		Consolidado	
Período	**Venda**	**Compra**	**Venda**	**Compra**	**Venda**	**Compra**	**Venda**	**Compra**
Jul/99 a Ago/00	24	1	482	82	410	227	10.721	3.211
Set/00 a Abr/01	3.176	528	20.060	1.252	4.791	63	16.730	63
Mai/01	913	-	3.297	3.363	-	-	-	-
Jun a Dez/01	50.826	-	104.363	88.357	-	-	-	-
Total	**54.939**	**529**	**128.202**	**93.054**	**5.201**	**290**	**27.451**	**3.274**

Os valores referentes ao período de setembro de 2000 a abril de 2001, foram provisionados pela Administração da Companhia com base nas informações disponibilizadas pelo MAE.

Nos demais meses de 2001, os saldos foram apurados levando em consideração as estimativas

(Em milhares de reais)

internas, conforme entendimentos preliminares havidos junto à Aneel ainda não formalizados, as informações constantes do extrato fornecido pelo próprio MAE, datado de 13 de março de2002, e demais dados relacionados com as operações entre as empresas do Grupo, bem como regulamentação em vigor.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, pertinentes às operações no MAE, poderão resultar em relevantes ajustes nos valores registrados pela CFLCL e suas controladas.

8. Conta de Compensação de Variação de Valores de Itens da Parcela A - CVA

As Portarias Interministeriais nº 296, de 25 de outubro de 2001 e a nº 25, de 24 de janeiro de 2002, estabeleceram a Conta de Compensação de Variação de Valores de Itens da "Parcela A"- CVA, com o propósito de registrar as variações de custos, negativas ou positivas, ocorridas no período entre reajustes tarifários anuais, relativos aos itens previstos nos contratos de concessão de distribuição de energia elétrica. Posteriormente, a Aneel, pela Resolução nº 90, de 18 fevereiro de 2002, definiu os itens da "Parcela A", bem como a forma de remuneração econômica, mediante a incorporação dos efeitos financeiros e a definição do período para recuperação tarifária, este compreendido entre 1 de janeiro e 25 de outubro de 2001. Foram os seguintes itens incluídos pela CFLCL e suas controladas como componentes da "Parcela A":

- Quota de recolhimento à Conta de Consumo de Combustíveis - CCC;
- Tarifa de uso das instalações de transmissão integrantes da rede básica;
- Compensação financeira pela utilização de recursos hídricos;
- Energia comprada estabelecida nos contratos iniciais;
- Quota de Reserva Global de Reversão - RGR;
- Taxa de Fiscalização de Serviço de Energia Elétrica - TFSEE e
- Encargos de conexão.

A CFLCL e suas controladas calcularam os valores da CVA, no montante de R$4.931 (R$18.490 no consolidado), cujo valor foi posteriormente atualizado pela variação da Taxa SELIC, entre o período de sua apuração e a data de encerramento do balanço, totalizando R$5.465 (R$20.030 no consolidado) Estes valores foram registrados, na rubrica Despesas Pagas Antecipadamente, no curto e longo prazo, de acordo com as estimativas de realização. Em 11 de março, os cálculos da Parcela A contendo a atualização monetária até 25 de outubro de 2001, no montante de R$4.866 (R$13.344 no consolidado), foram encaminhados à Aneel e estão sujeitos a homologação pelo Poder Concedente.

9. Créditos renegociados - consolidado

(Em milhares de reais)

Credora	Devedora	Crédito Renegociado	Crédito em 31/12/2001	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 31/12/2000
Saelpa	Cia. de Água e Esgotos da Paraíba - CAGEPA	79.198	52.711	21	IGD-DI	64.155
Saelpa	Governo do Estado da Paraíba	18.171	14.472	21	IGD-DI	18.319
Total			67.183			82.474
Parcela de curto prazo			39.176			24.478
Parcela de longo prazo			28.007			57.996

Estes créditos referem-se a consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba– CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba – Paraiban.

10. Impostos a recuperar

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
Imposto Sobre Circulação de Mercadorias e Serviços - ICMS	2.115	482	20.391	1.727
Imposto de Renda Retido na Fonte – IRRF	1.238	530	5.474	5.698
Imposto de Renda – IRPJ	3.703	2.827	17.450	6.388
Contribuição Social Sobre o Lucro – CSSL	1.867	1.612	7.152	3.180
Programa de Integração Social – PIS	5	4	134	69
Contribuição para a Seguridade Social – COFINS	20	14	627	193
Contribuições Previdenciárias	309	265	819	696
	9.257	5.734	52.047	17.951
Parcela de Curto Prazo	7.586	5.734	35.101	17.951
Parcela de Longo Prazo	1.671	-	16.946	-

11. Créditos tributários

Em 31 de dezembro, a CFLCL e suas controladas possuíam créditos tributários a compensar, relativos a diferenças temporárias, prejuízos fiscais e base negativa de contribuição social, conforme natureza e valores a seguir:

	Controladora				Consolidado			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
	2001	2000	2001	2000	2001	2000	2001	2000
Prejuízo fiscal/base negativa	55.885	48.264	50.197	46.042	253.383	211.082	210.906	170.161
Adições temporárias:								
Provisão para contingências	2.578	1.330	2.578	1.330	76.894	93.601	70.892	87.847

(Em milhares de reais)

Provisão de tributos e contribuições em discussão judicial	-	19.999	-	12.758	52.192	39.738	30.034	19.042
Provisão para créditos de liquidação duvidosa	2.406	756	2.406	756	16.358	36.877	16.358	36.877
Déficit atuarial Deliberação CVM nº371	-	-	-	-	45.767	46.553	45.767	46.553
Outros	5.230	1.703	1.703	1.703	24.946	21.499	2.365	2.365
Total	66.099	72.052	56.884	62.589	469.540	449.350	376.322	362.845
Alíquota aplicada	25%	25%	8%	8%	25%	25%	8%	8%
Créditos tributários (Imposto de renda e contribuição social)	**16.525**	**18.013**	**4.551**	**5.007**	**117.385**	**112.338**	**30.106**	**29.028**

A Administração da CFLCL, baseada nas projeções de resultados futuros, estima realizar estes créditos nos próximos 10 anos. As controladas, Saelpa, Energipe, CELB e CENF, estimam realizar seus créditos tributários, em até 8 anos.

12. Investimentos

	Controladora		Consolidado	
	2001	2000	2001	2000
Participações em empresas controladas	404.468	406.338	-	-
Ágio na aquisição de investimentos	36.411	37.892	-	-
Investimentos avaliados ao custo	10.585	10.932	10.859	11.164
	451.464	455.162	10.859	11.164

(Em milhares de reais)

A seguir, informações sobre as participações em empresas controladas:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	2001	2000
Capital social	755.904	15.600	3.553	5.550	1.140	300	168	13.151		
Quantidade de ações e quotas possuídas (mil):										
Ordinárias	18.991	57.509	3.531	-	38	9	14	13.150		
Preferenciais	-	-	1	-	75	20	2	-		
Quotas	-	-	-	3.700	-	-	-	-		
Participação (%)	50,07	59,47	99,96	66,67	99,10	97,59	95,54	99,99		
Lucro líquido (prejuízo) do exercício	(7.032)	5.978	(475)	(439)	(678)	-	-	1.162		
Patrimônio líquido	733.964	35.441	448	1.430	400	264	70	13.774		
Resultado de equivalência Patrimonial :	(3.521)	3.544	(475)	(293)	(672)	-	-	1.161	(256)	8.665
Investimentos	367.495	21.077	448	953	396	258	67	13.774	404.468	406.338

13. Transações com partes relacionadas

	Saelpa	CENF	Multipar S.A.	Multiagro Ltda.	Energipe	Energisa S.A	Teleserv S.A.	Telecabo S.A.	UTEJF S.A	MCL Cabo S.A.	Cat-Leo Energia S.A	CELB	PBPart Ltda.	PBPart Se 2	PBPart Se 1	2001	2000
Adiantamento e empréstimos a (pagar) receber	23.145	(278)	-	-	(9.631)	-	-	-	-	-	-	(224)	(64.485)	(13.330)	-	(64.803)	(12.240)
Adiantamentos para futuro aumento de capital	-	-	115	894	-	4.036	8.293	1.592	-	415	112.127	-	-	-	42	127.514	21.923
Prestação de serviços	357	5.826	-	-	571	-	-	-	-	-	222	542	-	-	-	7.518	6.424
Energia elétrica fornecida (comprada)	(6.927)	-	-	-	-	-	-	-	(822)	-	(2.172)	-	-	-	-	(9.921)	(476)
Custo de conexão	-	-	-	-	-	-	-	-	304	-	198	-	-	-	-	502	-
Receitas despesas) financeiras	677	(274)	-	-	(2.819)	-	-	-	-	-	-	(38)	(9.137)	(1.679)	-	(13.270)	(3.261)
Venda de softwares	1.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.500	950
Venda de ações	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	133.108

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis de mercado, exceto quanto aos adiantamentos para futuro aumento de capital, que não são remunerados.

As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e à aprovação da Aneel.

As prestações de serviços, referentes às áreas administrativas e de apoio e a aquisição de softwares de sistema integrado corporativo de

planejamento e gestão de recursos, foram realizadas em condições usualmente praticadas no mercado.

(Em milhares de reais)

14. Imobilizado

	Taxas	Controladora		Consolidado	
	Anuais médias da depreciação (%)	**2001**	**2000**	**2001**	**2000**
Em serviço:					
Produção -					
Geração hidráulica	2,68	63.476	63.028	87.050	73.994
Geração termelétrica	5,0	-	-	48.782	-
Sistema de transmissão de conexão	2,63	11.708	11.324	15.114	11.324
Distribuição -					
Linhas, redes e subestações	4,57	195.650	187.954	706.142	658.898
Comercialização	4,05	20.463	18.481	104.902	91.184
Administração	9,75	22.275	18.323	61.948	45.476
		313.572	**299.110**	**1.023.938**	**880.876**
Depreciação acumulada:					
Produção -					
Geração hidráulica		(7.403)	(5.967)	(9.091)	(7.662)
Geração termelétrica		-	-	(199)	-
Sistema de transmissão de conexão		(976)	(688)	(996)	(688)
Distribuição -					
Linhas, redes e subestações		(72.056)	(64.257)	(262.150)	(231.771)
Comercialização		(6.488)	(5.741)	(35.618)	(31.943)
Administração		(7.496)	(5.686)	(18.135)	(13.711)
		(94.419)	**(82.339)**	**(326.189)**	**(285.775)**
Em curso:					
Produção -					
Geração hidráulica		3.797	3.469	39.902	26.132
Geração termelétrica		-	-	3.122	-
Sistema de transmissão de conexão		168	528	1.994	1.976
Distribuição -					
Linhas, redes e subestações		18.426	11.468	87.467	57.893
Comercialização		515	268	2.962	2.963
Administração		840	2.483	19.306	14.101
		23.746	**18.216**	**154.753**	**103.065**
Subtotal		**242.899**	**234.987**	**852.502**	**698.166**
Ágio de empresa incorporada		-	-	538.012	538.012
Amortização acumulada		-	-	(37.469)	(23.371
Subtotal		**242.899**	**234.987**	**500.543**	**514.641**
Total		**242.899**	**234.987**	**1.353.045**	**1.212.807**

(Em milhares de reais)

De acordo com os artigos nºs 63 e 64 do Decreto n.º 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução Aneel n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

15. Diferido

	Controladora		Consolidado	
	2001	2000	2001	2000
Ágio na aquisição de investimentos	-	-	434.733	411.575
Custo de aquisição de softwares	960	721	2.535	1.239
Amortização acumulada	(57)	(29)	(90)	(477)
Total	903	692	437.178	412.337

16. Encargos financeiros e efeitos inflacionários

De acordo com a Instrução Geral n.º 36, do Plano de Contas do Serviço Público de Energia Elétrica e, a Instrução CVM n.º 193, de 11 de julho de 1996, foram transferidos para o ativo Imobilizado em Curso, os seguintes valores:

	Controladora		Consolidado	
	2001	2000	2001	2000
Encargos financeiros contabilizados no resultado	47.938	31.917	155.266	79.509
(-) Transferências para o imobilizado em curso	(386)	(491)	(1.280)	(3.083)
Líquido	47.552	31.426	153.986	76.426

(Em milhares de reais)

17. Empréstimos e financiamentos

	Controladora		Consolidado	
	2001	2000	2001	2000
Em moeda nacional, com juros de até 6,5% a.a. e atualização monetária com base na variação da TJLP (Finame e BNDES)	57.532	30.646	257.581	259.014
Em moeda nacional, com juros de até 8% a.a. e variação da Finel, RGR (Eletrobrás)	11.511	11.105	30.829	39.512
Em moeda nacional, com juros de até 4 % a.a. e atualização monetária com base na TJLP (BNDES)	-	-	188.550	50.877
Em moeda nacional, com juros de até 6% a.a. e atualização monetária com base na variação do IGP-M (Prefeitura Municipal de Campina Grande)	-	-	-	25.976
Em moeda nacional, com juros de 3% a.a. e atualização monetária com base na variação do IGP-M (Estado da Paraíba)	-	-	-	219.445
Em moeda nacional, com juros de até 10% a.a. e atualização monetária com base na variação do IGP-DI (Inergus)	-	-	13.226	12.829
Em moeda nacional, com juros de 10% a.a. e, acima da taxa de variação do CDI (Bradesco)	3.992	-	15.147	-
Em moeda nacional com juros remuneratórios equivalentes à taxa CDI (Itacatu, Alliant, e The Latin América Energy)	15.852	-	15.852	-
Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação da TR (Funasa)	-	-	6.506	6.973
Em moeda nacional, com juros de 1,20% a 11,59% a.a. acima do CDI (Bancos: Mercantil, BIC Banco, BNL, Unibanco, Rural, ABN Amro Real, Shahin, ABC Brasil, Itaú, HSBC, BBA Credtanstalt, BBM, Brascan e BES)	140.326	25.888	334.343	43.435
Em moeda nacional, com juros de até 5,5% a.a. e atualização monetária com base na variação da TJLP (Unibanco, Banco BNL, HSBC e BIC Banco)	238	-	21.080	-
Em moeda nacional, c/ juros de 2% AA. e atualização monetária com base na variação do CDI (Banco HSBC - Compror)	447	-	4.664	-
Total moeda nacional	229.898	67.639	887.778	658.061
Em moeda estrangeira (US$), com juros de 8,50% a.a. mais variação cambial (Unibanco e Banco Real)	-	-	11.602	13.484
Total	229.898	67.639	899.380	671.545
Parcela de curto prazo	152.862	26.893	491.815	352.692
Parcela de longo prazo	77.036	40.746	407.565	318.853

Os financiamentos obtidos junto ao Finame estão garantidos pelos próprios equipamentos

(Em milhares de reais)

financiados.

Os financiamentos obtidos junto ao Banese, BNDES e Eletrobrás estão garantidos por vinculação das receitas da Companhia e de suas controladas.

O financiamento obtido pela Pbpart Ltda. junto ao BNDES, no montante de R$ 54.945 (R$50.877 em 2000), para aquisição do controle acionário da CELB, e está garantido pela caução das próprias ações adquiridas.

Os demais empréstimos estão garantidos por parcelas da receita da CFLCL e de suas controladas e/ou notas promissórias emitidas a favor das instituições.

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	Controladora		Consolidado	
	2001	2000	2001	2000
2002	-	4.587	-	77.300
2003	27.122	5.979	146.402	79.191
2004	11.449	6.207	128.706	77.821
2005	11.668	6.532	85.418	46.380
2006	11.295	6.217	20.264	15.449
2007	8.593	5.612	13.229	11.356
Após 2007	6.909	5.612	13.546	11.356
	77.036	40.746	407.565	318.853

18. Debêntures

Principais características das debêntures:

N.º de ordem	1ª emissão	3ª emissão		4ª emissão	
Série	Única	1ª série	2ª série	1ª série	2ª série
Tipo de emissão	Pública	Pública	Pública	Pública	Pública
Data de emissão	01/07/1990	01/08/1997	01/08/1997	08/12/1997	08/12/1997
Data de vencimento	01/07/2002	01/02/2005	01/02/2006	08/12/2007	08/12/2007
Garantia	Flutuante	Flutuante	Flutuante	Real	Real
Rendimentos	TR + 12% a.a.	TJLP +4% AA.	TJLP +4% AA.	TJLP + 5,5% AA.	TJLP + 2,5% AA.
Quantidade de títulos	30.000	3.000	2.500	663.609	1.067.696
Valor na data de emissão	-	30.000	25.000	33.180	53.385
Títulos em circulação	-	3.000	2.500	663.609	1.067.696
Títulos em tesouraria	30.000	-	-	-	-

(Em milhares de reais)

Amortizações	-	14 parcelas semestrais	14 parcelas semestrais	5 parcelas anuais, correspondendo, a cada uma, 20% do valor nominal na data de emissão, acrescido da parcela capitalizada da TJLP e juros, vencendo a 1ª ao término do 6º ano após a emissão.	
Modalidade	Não conversíveis em ações	Não conversíveis em ações, conjugadas com bônus ou subscrição		Conversíveis em ações	
Saldos em 31/12/01	-	25.501	25.136	40.760	65.475
. Parcela de curto prazo	-	6.762	4.879	258	311
. Parcela de longo prazo	-	18.739	20.257	40.502	65.164

(Em milhares de reais)

19. Parcelamento de impostos - Consolidado

No exercício de 2000, as controladas CENF e a Saelpa aderiram ao programa de recuperação fiscal - REFIS. A Saelpa e a controlada CELB também parcelaram seus débitos fiscais de ICMS junto ao Governo do Estado da Paraíba. Em 31 de dezembro de 2001, esses débitos totalizam R$116.534 e estão contabilizados nas rubricas "Tributos e Contribuições Sociais" no Passivo Circulante e "Impostos a Recolher" no Exigível a Longo Prazo, cuja liquidação está assim programada:

Ano	CENF	Saelpa	CELB	Total
2002	620	58.934	854	60.408
2003	620	41.926	-	42.546
2004	620	4.537	-	5.157
2005	620	4.764	-	5.384
Após 2005	282	2.757	-	3.039
Total	**2.762**	**112.918**	**854**	**116.534**
Parcela de curto prazo	620	58.719	854	60.193
Parcela de longo prazo	2.142	54.199	-	56.341

20. Obrigações vinculadas à concessão

	Controladora		Consolidado	
	2001	2000	2001	2000
Contribuições do consumidor	64.393	58.391	105.399	96.437
Reserva para reversão	1.409	1.409	1.711	1.711
	65.802	59.800	107.110	98.148

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

A reserva para reversão, constituída até 31 de dezembro de 1971, representa o montante de recursos provenientes do fundo de reversão, os quais foram aplicados em projetos de expansão da CFLCL e da controlada Energipe, incidindo juros de 5 % a.a. pagos mensalmente.

Para fins de determinação de indicadores econômico-financeiros, essas contas, bem como os ativos correspondentes, não devem ser considerados por não se tratarem de dívidas efetivas.

(Em milhares de reais)

21. Imposto de renda e contribuição social

As receitas (despesas) de imposto de renda e contribuição social, apropriadas no resultado do exercício, foram assim apuradas :

	Controladora				Consolidado			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
	2001	2000	2001	2000	2001	2000	2001	2000
Resultado antes do imposto de renda e da contribuição social	3.352	44.058	3.352	44.058	(15.193)	3.563	(15.193)	3.563
Adições permanentes	8.580	(29.969)	5.248	(28.886)	66.281	22.124	62.192	25.482
Base de cálculo	11.932	14.089	8.600	15.172	51.089	25.687	47.000	29.045
Alíquotas fiscais	25%	25%	9%	9%	25%	25%	9%	9%
Imposto de renda e contribuição social	(2.983)	(3.522)	(774)	(1.365)	(12.772)	(6.422)	(4.230)	(2.614)
Diferença de adicional de alíquota fiscal	-	24	86	(1.361)	48	96	168	(1.399)
Imposto de renda e contribuição social de exercícios anteriores	-	(5)	-	-	111	-	(36)	(55)
Incentivo fiscal (4%PAT e operações culturais)	-	186		-	238	287	-	-
Constituição de créditos tributários sobre prejuízo fiscal e base negativa	1.495	-	232	-	8.532	11.492	2.257	2.322
Receita (despesa) de imposto de renda e contribuição social	(1.488)	(3.317)	(456)	(2.726)	(3.843)	5.453	(1.841)	(1.746)

Imposto de renda diferido no consolidado

	2001		2000	
Lucro inflacionário de anos anteriores	7.804	617	9.584	738
Realização do exercício	(1.876)	(121)	(1.780)	(121)
Base de cálculo	5.928	496	7.804	617
Alíquota fiscal	25%	(*) 6%	25%	(*)6%
Imposto de renda diferido	1.482	30	1.927	37

(*) Parcela do lucro inflacionário tributada à alíquota reduzida

22. Capital social - controladora

O capital social, subscrito e integralizado, em 2001 e 2000, está representado por 48.662.898.398 ações ordinárias, 78.280.837.239 ações preferenciais classe "A" e 253.492.770 ações preferenciais classe "B", sem valor nominal. As ações preferenciais classe "A" não possuem direito de voto etêm prioridade no reembolso do capital no caso de liquidação da Companhia e na distribuição de

(Em milhares de reais)

dividendos mínimos, não cumulativos, de 10% a.a. sobre o capital próprio atribuído a essa espécie de ações. As ações preferenciais classe "B" não possuem direito de voto e têm prioridade na distribuição de dividendos fixos, não cumulativos, de 6% a.a. sobre o capital próprio atribuído a essa espécie de ações.

O estatuto determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido ajustado do exercício.

O Conselho de Administração, em reunião de 25 de maio de 2000, autorizou a aquisição, para permanência em tesouraria e, posterior alienação, de até 200.000.000 ações ordinárias, 2.700.000.000 ações preferenciais classe "A" e 25.000.000 ações preferenciais classe "B" de emissão da Companhia. Até 31 de dezembro de 2001 foram adquiridas 16.554.955 ações ordinárias e 2.608.274.448 ações preferenciais classe "A", que se encontram registradas na rubrica "ações em tesouraria", classificadas no patrimônio líquido pelo valor de R$5.245.

23. Dividendos/juros sobre o capital próprio de controladas

Os administradores das controladas, CENF e Cat-Leo, irão propor para deliberação em Assembléias Gerais Ordinárias, o pagamento de juros sobre capital próprio no montante de R$1.813 e R$582, respectivamente, a serem imputados aos dividendos do exercício. Do montante a ser deliberado, a CFLCL fará jus R$1.660.

Para efeito de apresentação das demonstrações contábeis, os valores desses juros pagos / recebidos estão sendo revertidos nas demonstrações de resultados em contrapartida à conta de lucros acumulados no patrimônio líquido das controladas e nos investimentos no ativo permanente da controladora.

24. Reserva estatutária

Constituída pelo montante dos lucros remanescentes, após constituição de outras reservas e da distribuição de dividendos, destina-se à ampliação e renovação de instalações e investimentos, limitada a 80% do capital.

(Em milhares de reais)

25. Fornecimento de energia elétrica

a. Controladora

	Não auditado					
	Número de consumidores		MWh		R$	
	2001	2000	2001	2000	2001	2000
Residencial	213.498	202.623	291.201	342.453	72.937	76.760
Industrial	3.062	3.411	295.725	305.813	39.389	34.677
Comercial	26.359	24.498	128.621	141.376	25.144	25.234
Rural	34.701	29.830	97.825	107.931	13.486	12.923
Poder público:						
Federal	40	27	278	411	209	67
Estadual	369	358	5.926	6.717	1.092	1.015
Municipal	2.292	2.251	12.473	14.198	2.449	2.190
Iluminação pública	195	195	46.376	53.414	5.632	4.639
Serviço público	399	393	29.389	29.322	3.916	3.048
Consumo próprio	144	137	1.891	2.429		-
Subtotal	**281.059**	**263.723**	**909.705**	**1.004.064**	**164.254**	**160.553**
ICMS	-	-	-	-	(34.221)	(33.804)
Recomposição tarifária extraordinária	-	-	-	-	13.103	-
Fornecimento não faturado (líquido)	-	-	218	1.858	960	572
Suprimento de energia elétrica	-	-	21.096	30.788	51.776	5.424
Outros serviços taxados	-	-	-	-	11.441	10.738
Total	**281.059**	**263.723**	**931.019**	**1.036.710**	**207.313**	**143.483**

b. Consolidado

	Não auditado					
	Número de consumidores (*)		MWh (**)		R$ (**)	
	2001	2000	2001	2000	2001	2000
Residencial	1.420.227	1.341.644	1.554.289	1.134.888	322.172	222.524
Industrial	11.759	12.103	1.930.509	1.449.591	186.386	116.368
Comercial	130.801	118.849	761.384	556.535	139.125	91.604
Rural	73.253	62.358	259.088	202.459	28.159	20.970
Poder público:						
Federal	566	563	43.477	27.263	10.706	3.931
Estadual	5.899	5.615	67.622	46.783	12.082	7.034
Municipal	10.297	9.977	67.764	36.309	9.274	5.511
Iluminação pública	1.331	1.500	263.441	186.747	27.258	16.793
Serviço público	1.447	1.411	288.587	167.623	28.155	13.342
Consumo próprio	386	375	6.067	4.917	-	-
Subtotal	**1.655.966**	**1.554.395**	**5.242.228**	**3.813.115**	**763.317**	**498.077**
ICMS	-	-	-	-	(140.273)	(89.090)
Recomposição tarifária extraordinária	-	-	-	-	168.738	-
Suprimento de energia elétrica	7	12	312.873	240.889	125.549	29.202
Fornecimento não faturado (líquido)	-	-	(107.702)	99.326	(5.854)	3.729

(Em milhares de reais)

Outros serviços taxados	-	-	-	-	10.840	9.339
Total	**1.655.973**	**1.554.407**	**5.447.399**	**4.153.330**	**922.317**	**451.257**

(*) Somatório de consumidores da CFLCL, Energipe, CELB, Saelpa e CENF.

(**)Em 2000, inclui um mês de faturamento da Saelpa.

26. Remuneração dos administradores

A rubrica despesas de pessoal inclui o montante de R$2.022 (R$1.535 em 2000), na controladora, R$ 5.707 (R$4.993 em 2000) no consolidado, referentes a remuneração dos administradores.

27. Provisões para Contingências

a) Controladora

	2001			2000		
	Valor da Provisão		Cauções e depósitos vinculados	Valor da Provisão		Cauções e depósitos vinculados
Contingências	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	(3)	407	180	(150)	410	169
Cíveis						
Consumidores	875	1.124	26	129	249	19
Outros	-	501	-	-	501	-
Subtotal	**875**	**1.625**		**129**	**750**	**19**
Fiscais						
Pis / Cofins	(22.428)	1.250	-	8.255	23.678	22.966
Outros	(599)	697	587	66	1.296	497
Subtotal	**(23.027)**	**1.947**	**587**	**8.321**	**24.974**	**23.463**
TOTAL	**(22.155)**	**3.979**	**793**	**8.300**	**26.134**	**23.651**

Em 2001, a reversão de R$22.428 refere-se a Pis/Cofins que foi liquidado com o saldo de depósito e cauções vinculados, e R$273 foi contabilizado como provisão para contingências.

Em 2000, R$6.725 , está contabilizado como deduções à receita operacional, R$1.575 em outras despesas financeiras.

(Em milhares de reais)

b) Consolidado

Contingências	2001 Valor da Provisão No exercício	2001 Valor da Provisão Acumulada	2001 Cauções e depósitos vinculados	2000 Valor da Provisão No exercício	2000 Valor da Provisão Acumulada	2000 Cauções e depósitos vinculados
Trabalhistas						
Empregados	(12.181)	35.950	14.226	(150)	48.131	12.242
Vínculo empregatício	(54)	382	-	111	436	-
Subtotal	**(12.235)**	**36.332**	**14.226**	**(39)**	**48.567**	**12.242**
Cíveis						
Consumidores	2.212	29.312	2.365	139	27.100	304
Outros	(1.189)	1.281	184	-	2.470	201
Subtotal	**1.023**	**30.593**	**2.549**	**139**	**29.570**	**505**
Fiscais						
Pis / Cofins	(30.366)	13.650	-	14.488	44.016	33.070
ICMS	-	2.679	-	-	2.679	-
INSS	1.865	15.101	4.383	1.205	13.236	997
Outros	(890)	4.528	587	66	5.418	1.494
Subtotal	**(29.391)**	**35.958**	**4.970**	**15.759**	**65.349**	**35.561**
TOTAL	**(40.603)**	**102.883**	**21.745**	**15.859**	**143.486**	**48.308**

Em 2001, do montante revertido de R$40.603, R$30.366 referem-se a Pis/Cofins que foi liquidado com o saldo de depósito e cauções, R$6.754 em despesa de pessoal e R$3.551 em provisão para contingências com atualização de R$68 em outras despesas financeiras.

Em 2000, R$13.526 está contabilizado como deduções à receita operacional, R$1.942 em outras despesas financeiras, R$738 em despesa de pessoal, R$451 em outras despesas financeiras e R$798 foram quitados junto ao Governo Federal.

28. Arrendamento mercantil

A CFLCL é arrendatária de um helicóptero, com opção de compra, mediante contrato de arrendamento mercantil no montante de R$1.088 (R$1.751 em 2000). As prestações vencem entre janeiro de 2002 e maio de 2003 e vêm sendo registradas no resultado pelo regime de competência. No exercício de 2001, essas despesas montaram a R$677 (R$606 em 2000), na controladora e no consolidado e foram registradas na rubrica Outras Despesas na Demonstração de Resultados.

29. Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

30. Instrumentos financeiros (Instrução CVM n.º 235/95)

a - Considerações gerais
A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da CFLCL e de suas controladas.
A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros
Os valores contábeis referentes as operação com empresas controladas constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.
Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás e aos consumidores, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A Companhia não tem financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação.

c - Fatores de risco

Crédito
Possibilidade da CFLCL e suas controladas virem a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias . Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a CFLCL e suas controladas monitoram as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Moeda estrangeira
Possibilidade da perda por conta de aumento nas taxas de câmbio, que aumentem os saldos de passivo de empréstimos e financiamentos em moeda estrangeira captados no mercado. A CFLCL e sua controlada Energipe, visando assegurar que oscilações não afetem seu resultado e fluxo de caixa, possuem em 31 de dezembro de 2001, operações de "swap" cambial no valor nominal total contratado de 48,6 milhões de dólares com encargos de Libor igual 3,94% e 4,06% a.a., acrescido de over libor de 1,25% a.a. , respectivamente. Referido "swap" limita o encargo financeiro desses contratos à variação do CDI, acrescido de 2,3% a.a. (CFLCL) e 1,9% a.a. (Energipe). No exercício findo em 31 de dezembro de 2001 foi apurado um resultado negativo nas operações de "swap" cambial no montante de R$ R$3.620 (R$11.318 no consolidado).

(Em milhares de reais)

Taxa de Juros

Possibilidade de a Companhia vir a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado. A Companhia não tem pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a Companhia monitora continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de substituição de suas dívidas.

Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

31. Instrumentos financeiros (Instrução CVM n.º 235/95)

A CFLCL e suas controladas Energipe, Saelpa e CELB são patrocinadoras de planos de benefícios previdenciários aos seus empregados, na modalidade de contribuição definida (CFLCL) e de benefício definido (Energipe, Saelpa e CELB). Os planos de benefícios definidos são avaliados atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamentos atuais e futuros.

A seguir, apresenta-se as características dos planos de benefícios:

		Contribuição Anual			Superávit (Déficit) Atuarial	
Empresa	Plano Beneficiário	2001	2000	% s/folha de pagamento	2001	2000
CFLCL	Cat-Leo	318	418	2,10	-	-
Energipe	Inergus	1.330	1.283	7,53	(**) (12.729)	(12.647)
Saelpa	Funasa	2.788	1.471	13,80	(**) (33.038)	(33.906)
CELB	(*)	128	180	3,40	1.065	1.126

(*) administrado pelo BB Previdência

(**) R$5.254, foi contabilizado no Passivo Circulante em Outras contas a pagar e R$40.513 no exigível a longo prazo.

O Superávit referente ao Plano da CELB não foi registrado.

Segue a composição dos planos de benefícios definidos:

	Inergus		**Funasa**		**CELB (*)**	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Reservas matemáticas						
Benefícios concedidos	41.739	39.857	49.654	42.974	63	64
Benefícios a conceder:						
. Benefícios do plano com geração atual	26.185	19.696	41.186	40.909	393	5
. Outras contribuições da geração atual	(20.472)	(14.013)	(8.821)	-	-	-
	5.713	5.683	32.365	40.909	393	5

(Em milhares de reais)

	47.452	45.540	82.019	83.883	456	69
Ativo líquido do plano	34.723	32.893	48.981	49.977	1.521	1.195
Superávit (déficit) acumulado	(12.729)	(12.647)	(33.038)	(33.906)	1.065	1.126

(*) gerido pelo BB Previdência.

Conforme facultado pela Deliberação CVM n.º 371, de 13 de dezembro de 2000, as controladas Energipe e Saelpa constituíram, em 31 de dezembro de 2000, provisões para cobertura dos déficit atuariais dos planos que patrocinam, bem como para os correspondentes efeitos tributários, de R$4.173 e R$11.051, respectivamente. Essas provisões foram registradas diretamente no Patrimônio Líquido, não impactando os resultados do exercício findo em 31 de dezembro de 2000 das controladas. O mesmo procedimento foi adotado pela Energisa S/A e pela CFLCL que registraram os montantes de R$8.445 e R$4.228, respectivamente, correspondentes às suas participações nas referidas provisões.

Premissas atuariais:

	CFLCL	Energipe	Saelpa	CELB
Taxa real anual de juros	-	6%	6%	6%
Tábua de mortalidade geral de válidos	-	CSO-58	GAMT 71	CSO-58
Tábua de mortalidade geral de inválidos	-	Ex - IAPC	Ex - IAPC	Ex - IAPC
Tábua de entrada em invalidez	-	IAPB-57	IAPB-57	HUNTER/A VINDAS
Despesa prevista para 2002	653	1.389	3.865	235

32. Resultado não operacional

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
Receita				
Venda de ações:				
Energisa	-	101.376	-	101.376
Energipe	-	133.108	-	93.172
Ganho de capital por alteração de participação na controlada Energisa	-	20.646	-	20.646
Outros	2.809	5.536	2.981	7.524
Total	2.809	260.666	2.981	222.718
Despesa				
Custo das ações alienadas e ágio baixado:				
Energisa	-	82.653	-	82.653
Energipe	-	93.172	-	93.172
Outros	1.626	4.270	6.286	6.020

(Em milhares de reais)

Total	1.626	180.095	6.286	181.845

Em Reunião Extraordinária do Conselho de Administração realizada em 25 de janeiro de 2000, foi aprovada a venda de 5.107.630 ações da Energisa S/A, correspondentes a 24,2% do capital total e votante da controlada para Alliant Energy Holdings do Brasil Ltda., pelo montante de R$101.376. O valor contábil do ativo alienado nessa data era de R$82.653, resultando num ganho na operação de R$18.723.

Deliberada pela mesma reunião de 25 de janeiro de 2000, a Companhia realizou a venda de 6.112.300 ações da Energipe, correspondentes a 13,66% do seu capital social para a controlada Energisa S/A, pelo montante de R$133.108. O valor contábil do ativo na data da alienação era de R$93.172, sendo R$59.198 relativos ao investimento e R$33.974 relativos ao valor residual do ágio pago na aquisição das ações da Energipe. Como conseqüência, a Companhia teve um ganho, na operação, de R$39.936.

33. Concessão do serviço público de energia elétrica

A CFLCL e suas controladas assinaram com a Aneel contratos de concessão de geração e distribuição de energia elétrica, renováveis pelo mesmo prazo de concessão, com as seguintes características:

Empresa	Data do Contrato	Prazo de Concessão	Término da Concessão
CFLCL	18/06/1999	20 anos	07/07/2015
CENF	18/06/1999	20 anos	07/07/2015
Energipe	23/11/1997	30 anos	23/11/2027
CELB	04/02/2000	30 anos	04/02/2030
Saelpa	15/01/2001	30 anos	15/01/2031

34. Programa Emergencial - Racionamento

Devido ao baixo nível das principais bacias hidrográficas brasileiras observado no primeiro semestre de 2001, o Governo Federal instituiu, a partir de 1º de junho de 2001, um programa de racionamento de energia. As principais medidas adotadas podem ser assim resumidas:

a) Cobrança de sobretaxas nas tarifas aos consumidores que não cumprissem a meta de redução de consumo, definida inicialmente numa redução de 20%;

(Em milhares de reais)

b) Distribuição de bônus para consumidores de determinadas faixas de consumo, que apresentassem redução superior à meta estabelecida;

c) Autorização aos consumidores das classes industrial e comercial para realizarem diretamente compra e venda de energia elétrica, através da emissão de certificados de energia e/ou transações bilaterais, para cobertura dos excedentes às suas respectivas metas de consumo ou comercialização de suas sobras mensais.

Os certificados recebidos/emitidos foram registrados pela Companhia no MAE.

A CFLCL e suas controladas CENF, Energipe, CELB e Saelpa, contabilizaram os seguintes valores de custos a reembolsar, sobretaxa e bônus:

	2001	
	Controladora	**Consolidado**
Custos do racionamento – (Outros – Realizável a longo prazo)	1.526	5.077
Sobretaxa – (Outros – Exigível a longo prazo)	(1.777)	(12.583)
Bônus – (Outros – Realizável a longo prazo)	4.830	25.201
Total a reembolsar	4.579	17.695

35. Resultado por atividade

Em atendimento ao Ofício Circular n.º 838/2000 da ANEEL, apresenta-se as demonstrações dos resultados de atividades de geração, distribuição e da atividade atípica - participação societária permanente:

	2001				2000
	Não auditado				
	Geração	Distribuição	Atividades Atípicas	Total	Total
Receita operacional					
Fornecimento	10.066	168.251	-	178.317	161.125
Suprimento de energia elétrica	-	51.776	-	51.776	5.424
Outras	1.370	10.071	-	11.441	10.738
	11.436	230.098	-	241.534	177.287
Deduções à receita operacional					
Quota reserva global de reversão	1.516	2.055	-	3.571	3.578
Impostos e contribuições	474	43.044	-	43.518	40.658
	1.990	**45.099**	**-**	**47.089**	**44.236**
Receita operacional líquida	**9.446**	**184.999**	**-**	**194.445**	**133.051**
Despesas operacionais					
Pessoal	3.460	17.397	-	20.857	19.282
Material	784	3.096	-	3.880	3.128
Serviço de terceiros	1.010	8.014	-	9.024	7.482
Compensação financeira para utilização de recursos hídricos	149	-	-	149	139

Companhia Força e Luz Cataguazes-Leopoldina

CNPJ (MF) N.º 19.527.639/0001-58

Notas explicativas às demonstrações contábeis
para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Energia elétrica comprada	-	77.006	-	77.006	48.714
Transporte de potência elétrica	-	6.281	-	6.281	5.527
Subvenções C.C.C.	-	6.239	-	6.239	7.077
Depreciação e amortização	2.020	10.914	-	12.934	11.440
Provisões	-	2.245	-	2.245	-
Outras	424	4.667	-	5.091	5.507
	7.847	**135.859**	**-**	**143.706**	**108.296**
Resultado do serviço	1.599	49.140	-	50.739	24.755
Resultado de participações societárias e amortização do ágio	-	-	(1.732)	(1.732)	6.778
Resultado financeiro	(1.513)	(33.583)	(11.742)	(46.838)	(68.046)
Resultado operacional	86	15.557	(13.474)	2.169	(36.513)
Resultado não operacional	-	1.254	(71)	1.183	80.571
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e da reversão dos juros sobre o capital próprio	86	16.811	(13.545)	3.352	44.058
Contribuição social	(6)	(1.646)	1.196	(456)	(2.726)
Imposto de renda	(20)	(4.421)	2.953	(1.488)	(3.317)
Lucro (prejuízo) antes das participações e reversão dos juros sobre o capital próprio	**60**	**10.744**	**(9.396)**	**1.408**	**38.015**
Participações de empregados e administradores	-	-	-	-	(1.284)
Lucro (prejuízo) antes da reversão dos juros sobre o capital próprio	60	10.744	(9.396)	1.408	36.731
Reversão dos juros sobre o capital próprio	-	-	(1.660)	(1.660)	37.141
Lucro líquido (prejuízo) do exercício	**60**	**10.744**	**(11.056)**	**(252)**	**73.872**

36. Evento Subseqüente

Conforme acordo de acionistas firmado entre a controlada indireta Energipe e Alliant Energy Holdings do Brasil Ltda. ("Alliant"), esta ultima efetuou aporte de capital na PBPART-SE 1 S/A, controladora da Saelpa, em 31 de janeiro de 2002 no montante de R$91.909.

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Empresa Energética de Sergipe S.A.- Energipe:

(1) Examinamos os balanços patrimoniais individual (controladora) e consolidado da EMPRESA ENERGÉTICA DE SERGIPE S.A. – ENERGIPE em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião, as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Empresa Energética de Sergipe S.A. – Energipe e controladas em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) Conforme comentado nas Notas 6, 7 e 8, a Companhia e suas controladas registraram em suas demonstrações contábeis em 31 de dezembro de 2001 ativos e passivos relacionados à comercialização de energia livre, com base em dados preliminares fornecidos pela Administradora do Mercado Atacadista de Energia Elétrica – ASMAE. Adicionalmente, registraram contas a receber relacionadas a recomposição tarifária para o período de racionamento, bem como diferimento relativo à variação de valores da Parcela A ("CVA") decorrentes da aplicação da Medida Provisória nº 14 (ainda sujeita à aprovação do Congresso Nacional) e Resolução nº 90 da Agência Nacional de Energia Elétrica - ANEEL e Resolução nº 91 da Câmara de Gestão da Crise de Energia Elétrica – GCE. Estes valores serão realizados através de aumentos tarifários extraordinários, aprovados por resoluções específicas da ANEEL, bem como através de inclusão do CVA na análise anual dos reajustes de suas tarifas, e ambos estão pendentes de revisão e homologação pela ANEEL.

Aracaju, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-SE

Mauro Moreira
Sócio-Diretor Responsável
Contador CRC-1-RJ-072.056/O-S-SE

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

ATIVO

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
CIRCULANTE				
Numerário disponível	423	2,881	3,450	7,653
Aplicações no mercado aberto	29	5,892	1,055	30,973
Consumidores e concessionárias	92,046	59,271	260,291	218,653
Títulos de créditos a receber	16,980	7,223	34,881	18,808
Créditos renegociados	-	-	39,176	24,478
Recomposição tarifária extraordinária	16,939	-	49,524	-
Provisão para créditos de liquidação duvidosa	(17,075)	(13,722)	(96,256)	(97,669)
Estoques	1,759	1,377	4,377	4,513
Impostos a recuperar	6,194	5,012	26,568	10,503
Despesas pagas antecipadamente	3,067	77	6,022	141
	120,362	**68,011**	**329,088**	**218,053**
REALIZÁVEL A LONGO PRAZO				
Recomposição tarifária extraordinária	33,880	-	99,051	-
Títulos de créditos a receber	-	-	4,905	6,566
Créditos renegociados	-	-	28,007	57,996
Créditos com partes relacionadas	337,875	237,925	87,932	45,126
Impostos a recuperar	1,170	-	7,359	-
Créditos tributários	29,404	26,350	127,261	116,896
Depósitos e cauções vinculados	6,943	16,148	20,571	24,347
Despesas pagas antecipadamente	4,848	-	8,455	-
Outros	13,563	4,938	28,031	9,461
	427,683	**285,361**	**411,572**	**260,392**
PERMANENTE				
Investimentos	85,142	3,252	352	325
Imobilizado	700,548	693,180	946,700	907,234
Diferido	691	800	394,469	367,831
	786,381	**697,232**	**1,341,521**	**1,275,390**
TOTAL DO ATIVO	**1,334,426**	**1,050,604**	**2,082,181**	**1,753,835**

As notas explicativas são parte integrante destes balanços

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

PASSIVO

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
CIRCULANTE				
Fornecedores	29,524	11,679	174,976	33,994
Folha de pagamento	1,064	49	2,759	2,102
Tributos e contribuições sociais	16,368	4,093	85,349	54,156
Juros sobre o capital próprio/dividendos	51	51	569	545
Encargos de dívidas	6,998	1,220	10,553	1,705
Empréstimos e financiamentos	262,692	57,730	330,607	325,115
Obrigações estimadas	2,515	2,634	6,480	6,099
Encargos do consumidor a recolher	2,212	732	5,776	2,791
Outros	4,945	2,564	17,512	9,102
	326,369	**80,752**	**634,581**	**435,609**
EXIGÍVEL A LONGO PRAZO				
Fornecedores	13,410	-	34,062	-
Empréstimos e financiamentos	245,339	204,963	329,951	277,616
Imposto de renda diferido	-	-	709	888
Débitos com partes relacionadas	5,046	16,012	24,083	13,131
Tributos e contribuições sociais	3,675	4,980	57,873	101,960
Provisão para contingências	12,084	19,419	95,553	114,495
Provisão de déficit atuarial (plano de pensão)	21,526	12,647	45,823	46,553
Outros	2,724	3	51,369	817
	303,804	258,024	639,423	555,460
Obrigações vinculadas à concessão	16,615	14,993	37,359	34,877
	320,419	**273,017**	**676,782**	**590,337**
Participação minoritária	**-**	**-**	**83,180**	**31,054**
PATRIMÔNIO LÍQUIDO E RECURSOS DESTINADOS A AUMENTO DE CAPITAL				
Capital social	437,815	437,815	437,815	437,815
Reservas de capital	3,349	3,349	3,349	3,349
Prejuízos acumulados	(16,483)	(4,518)	(16,483)	(4,518)
	424,681	436,646	424,681	436,646
Recursos destinados a aumento de capital	262,957	260,189	262,957	260,189
	687,638	696,835	687,638	696,835
TOTAL DO PASSIVO	**1,334,426**	**1,050,604**	**2,082,181**	**1,753,835**

As notas explicativas são parte integrante destes balanços

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais, exceto o lucro líquido (prejuízo) por ação)

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
Receita operacional bruta				
Fornecimento de energia elétrica	267,965	213,910	696,801	294,078
Suprimento	57,937	9,912	76,394	23,547
Outras receitas	2,117	2,885	5,984	3,851
	328,019	226,707	779,179	321,476
Deduções à receita operacional				
Quotas para reserva global de reversão - RGR	2,827	2,524	7,164	2,963
ICMS faturado	38,623	32,160	96,347	44,980
Pis e Cofins	12,011	8,286	28,394	11,580
	53,461	42,970	131,905	59,523
Receita operacional líquida	**274,558**	**183,737**	**647,274**	**261,953**
Despesas (receitas) operacionais				
Pessoal	23,061	23,600	64,880	35,910
Material	4,065	3,885	10,612	4,338
Serviços de terceiros	12,543	11,671	36,175	16,909
Energia elétrica comprada para revenda	111,762	77,534	378,115	106,838
Transporte de potência elétrica	13,988	13,484	40,295	19,171
Depreciação e amortização	11,685	10,497	27,792	13,583
Quota para conta de consumo de combustível	5,735	6,132	14,157	8,642
Provisão para contingências	1,314	-	(3,973)	-
Outras despesas	6,421	15,106	9,636	18,576
	190,574	161,909	577,689	223,967
Resultado do serviço	**83,984**	**21,828**	**69,585**	**37,986**
Receitas (despesas) financeira:				
Renda de aplicações financeiras	1,400	10,895	3,423	24,199
Variação monetária e acréscimo moratório de contas de energia vendida	3,745	2,680	11,176	3,179
Encargos de dívidas	(50,367)	(30,972)	(105,582)	(47,926)
Juros sobre o capital próprio	-	-	-	(122)
Outras	3,589	1,352	14,842	(550)
	(41,633)	(16,045)	(76,141)	(21,220)
Equivalência patrimonial	(23,817)	3,038	-	-
Amortização de ágio	(14,098)	(12,947)	(15,571)	(14,171)
Resultado operacional	**4,436**	**(4,126)**	**(22,127)**	**2,595**
Receitas não operacionais	239	373	931	581
Despesas não operacionais	(1,619)	(438)	(3,997)	(888)
Lucro (prejuízo) antes da contrib. social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**3,056**	**(4,191)**	**(25,193)**	**2,288**
Contribuição social	(2,607)	2,763	(569)	1,548
Imposto de renda	(6,945)	13,189	120	10,060
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(6,496)**	**11,761**	**(25,642)**	**13,896**
Participações dos administradores	-	-	-	(119)
Participação minoritária	-	-	19,146	(2,138)
Lucro (prejuízo) antes da reversão dos juros sobre o capital próprio	**(6,496)**	**11,761**	**(6,496)**	**11,639**
Reversão dos juros sobre o capital próprio	-	-	-	122
Lucro líquido (prejuízo) do exercício	**(6,496)**	**11,761**	**(6,496)**	**11,761**
Lucro líquido (prejuízo) por ação - R$	(145.23)	262.94		

As notas explicativas anexas são parte integrante destas demonstrações

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2001	2000	2001	2000
Origens de recursos				
Das Operações (vide demonstração abaixo)	28,976	29,754	-	48,907
Dos acionistas				
Recursos destinados a aumento de capital	2,768	260,189	2,768	260,189
De terceiros				
Financiamentos captados	106,824	93,850	157,654	104,570
Contribuição de consumidores	1,622	2,269	2,481	4,372
Aumento do exigível a longo prazo	-	-	19,732	3,069
Aumento de participação de minoritário	-	-	92,183	-
Capital circulante de empresas adquiridas	-	-	-	3,686
Total das origens	140,190	386,062	274,818	424,793
Aplicações de recursos				
Nas Operações (vide demonstração abaixo)	-	-	52,257	-
Nos investimentos	105,707	1	12,896	76,527
Ágio na aquisição de investimentos	-	-	26,542	290,644
No imobilizado	33,442	32,122	81,809	44,172
No diferido	130	-	2,250	950
Aumento no realizável a longo prazo	9,249	2,318	6,504	47,628
Recursos destinados a futuro aumento de capital	83,704	237,924	-	-
Transferência do exigível a longo prazo para o circulante	101,224	95,724	180,497	143,024
Juros sobre o capital próprio a pagar	-	-	-	122
Total das aplicações	333,456	368,089	362,755	603,067
Aumento (redução) do capital circulante líquido	**(193,266)**	**17,973**	**(87,937)**	**(178,274)**
Demonstração da variação do capital circulante líquido:				
Ativo circulante -				
No início do exercício	68,011	59,301	218,053	70,982
No fim do exercício	120,362	68,011	329,088	218,053
	52,351	8,710	111,035	147,071
Passivo circulante -				
No início do exercício	80,752	90,015	435,609	110,264
No fim do exercício	326,369	80,752	634,581	435,609
	245,617	(9,263)	198,972	325,345
Aumento (redução) do capital circulante líquido	**(193,266)**	**17,973**	**(87,937)**	**(178,274)**
Operações				
Lucro líquido (prejuízo) do exercício	(6,496)	11,761	(6,496)	11,761
Despesas (receitas) que não afetam o capital circulante:				
Equivalência patrimonial	23,817	(3,038)	-	-
Perda de capital	1,319	-	3,393	-
Depreciação e amortização	11,685	10,497	27,792	13,583
Participação minoritária	-	-	(19,146)	2,138
Amortização de ágio	14,098	12,947	15,571	14,171
Juros e variação monetária de itens de longo prazo	7,714	5,586	18,392	8,719
Valor residual das baixas do ativo permanente	536	300	1,138	630
Imposto de renda e contribuição social diferidos	307	(15,952)	(8,794)	(11,608)
Recomposição tarifaria extraordinária de longo prazo	(20,470)	-	(64,989)	-
Conta de variação de valores Parcela A -CVA de longo prazo	(4,848)	-	(8,455)	-
Provisão para contingências	1,314	7,653	(10,293)	9,364
Outras	-	-	(370)	149
	28,976	29,754	(52,257)	48,907

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE
CNPJ Nº 13.017.462/0001-63

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000
(Em milhares de reais)

		Reservas de capital			
	Capital Social	Subvenção de investimentos	Remuneração de imobilizações em curso	Prejuízos acumulados	Total
Saldos em 01 de janeiro de 2000	**437,815**	**2,102**	**1,247**	**(7,805)**	**433,359**
Déficit atuarial registrado conforme Deliberação CVM nº 371	-	-	-	(12,647)	(12,647)
Créditos tributários sobre déficit atuarial	-	-	-	4,173	4,173
Lucro líquido do exercício	-	-	-	11,761	11,761
Saldos em 31 de dezembro de 2000	**437,815**	**2,102**	**1,247**	**(4,518)**	**436,646**
Déficit atuarial registrado conforme Deliberação CVM nº 371	-	-	-	(8,830)	(8,830)
Créditos tributários sobre o déficit atuarial	-	-	-	3,361	3,361
Prejuízo do exercício	-	-	-	(6,496)	(6,496)
Saldos em 31 de dezembro de 2001	**437,815**	**2,102**	**1,247**	**(16,483)**	**424,681**

As notas explicativas são parte integrante destas demonstrações.

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações contábeis
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

1 Contexto Operacional

A Empresa Energética de Sergipe S/A - Energipe é uma concessionária de energia elétrica, que atua em 63 municípios no Estado de Sergipe, atendendo a 403.235 consumidores (não auditado pelos auditores independentes).

A Energipe, através das empresas de propósitos específicos Pbpart Ltda. e Pbpart SE 1 S/A, adquiriu o controle acionário das empresas Companhia Energética da Borborema – CELB e Sociedade Anônima de Eletrificação da Paraíba - Saelpa.

A CELB e a Saelpa são concessionárias de serviços públicos de energia elétrica, cujas áreas de concessão englobam praticamente todo o Estado da Paraíba e atendem a 896.801 consumidores (não auditado pelos auditores independentes).

Em 31 de dezembro de 2001, a Energipe apresentava o capital circulante líquido negativo de R$206.007 (R$305.493 no consolidado). Este desequilíbrio decorre, basicamente, da aquisição do controle acionário da Saelpa em 30/11/2000 e do Programa Emergencial de Racionamento, instituído pelo Governo Federal a partir de 01/06/2001, que reduziu a receita da Energipe e de suas controladas no período de junho a dezembro de 2001 em aproximadamente 20%. Para fazer face a esse desequilíbrio a Energipe já tem programada a entrada dos seguintes recursos no próximo exercício:

. capitalização de R$91.909 do acionista Alliant Energy Holdings do Brasil Ltda. na Pbpart- SE 1 S/A (vide nota nº 32);

. financiamento do BNDES, referente à recomposição tarifária extraordinária (vide nota nº 6), no montante de R$58.647 (líquido da parcela de curto prazo);

. reembolso do Ministério das Minas e Energia, referente aos custos do Programa Emergencial de Racionamento, no valor de R$12.253 (vide nota nº 30);

. financiamentos em fase de contratação junto ao BNDES, referente a investimentos já realizados, no montante R$41.734.

2 Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira, normas e disposições da Comissão de Valores Mobiliários - CVM e legislação específica aplicável às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica - Aneel.

A Aneel promoveu a revisão das normas e procedimentos contidos no Plano de Contas do Serviço Público de Energia Elétrica, instituindo um documento denominado "Manual de Contabilidade do Serviço Público de Energia Elétrica", contendo o Plano de Contas, instruções contábeis e roteiro para divulgação de informações econômicas e financeiras, resultando em importantes alterações nas

práticas contábeis e de divulgação, até então aplicáveis às empresas do setor. As normas contidas no referido Manual são de aplicação compulsória, a partir de 01 de janeiro de 2002.

(Em milhares de reais)

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa até o encerramento do balanço, reconhecidas pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da Aneel;

d) Os estoques estão valorizados ao custo médio da aquisição, que não excede o seu valor de mercado;

e) Os investimentos em controladas foram contabilizados pelo método de equivalência patrimonial, tomando-se por base os patrimônios líquidos dessas empresas em 31 de dezembro de 2001 e 2000. Os demais investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995.

Os ágios pagos nas aquisições dos controles acionários das controladas CELB e Saelpa, estão sendo amortizados pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções dos resultados dessas concessionárias, ou seja, CELB em 30 anos, a partir de janeiro de 2000 e Saelpa em 30 anos, a partir de dezembro de 2000. Em 31 de dezembro de 2001, os saldos a amortizar são CELB R$83.033 e Saelpa R$308.165;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimada dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

O ágio incorporado pela Energipe, encontra-se registrado no imobilizado e está sendo amortizado pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções de resultado da Energipe nos próximos 30 anos, a partir de abril de 1998. Em 31 de dezembro de 2001, o saldo a amortizar deste ágio monta em R$500.543 (R$514.641 em 2000);

g) Em função do disposto nas Instruções Gerais 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, estão registrados neste subgrupo como custo. A Energipe e suas controladas, deixaram de calcular juros sobre o capital próprio das imobilizações em curso, a partir do exercício de 2000;

h) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos, conforme determinação do Poder Concedente.

No consolidado, os ágios pagos nas aquisições da CELB e Saelpa, estão classificados no diferido para fins de apresentação,

i) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

j) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada às alíquotas 12% em janeiro de 2000 e 9% de fevereiro de 2000 em diante. Os créditos tributários de imposto de renda e contribuição social diferidos foram constituídos em conformidade com a Deliberação CVM 273/97, pelas alíquotas de 25% e 8%, respectivamente, que se espera estar vigentes quando da realização desses créditos;

k) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência;

n) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro dos efeitos decorrentes do Programa Emergencial de Redução do Consumo de Energia Elétrica, Conta de Compensação de Variação de Custos da Parcela A - CVA, Energia Elétrica Comprada e Vendida no Mercado Atacadista de Energia – MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contigências e Planos de Aposentadoria e Pensão.

4 Demonstrações contábeis consolidadas

As demonstrações contábeis consolidadas incluem as demonstrações contábeis da Energipe e de suas controladas a seguir relacionadas:

(Em milhares de reais)

	Participação Societária	
Controladas:	**2001**	**2000**
Pbpart Ltda. (*)	99,99	99,99
Pbpart SE 1 S.A. (**)	50,10	99,99

(*) Controladora da CELB (99,13% do capital votante e 88,85% do capital total)

(**) Controladora da Saelpa (97,55% do capital votante e 82,83% do capital total)

As demonstrações contábeis consolidadas foram elaboradas com base nas demonstrações contábeis das empresas controladas em 31 de dezembro de 2001 e 2000, de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96.

Descrição dos principais procedimentos de consolidação:

a) Eliminação dos saldos das contas de ativo e passivo entre as sociedades consolidadas;

b) Eliminação do investimento da controladora nas empresas controladas incluídas na consolidação, bem como dos investimentos entre as controladas;

c) Eliminação dos saldos e de receitas e despesas decorrentes de negócios entre as sociedades consolidadas; e

d) Destaque do valor da participação dos acionistas minoritários nas demonstrações contábeis consolidadas.

e) As demonstrações contábeis consolidadas em 31 de dezembro de 2000 contemplam as operações do mês de dezembro da controlada Saelpa, tendo em vista a sua aquisição em 30 de novembro de 2000.

5 Consumidores e concessionárias

a) Controladora

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	2.727	2.395	705	427	856	3.569	10.679	14.267
Industrial	696	998	257	92	95	495	2.633	2.538
Comércio, serviços e outras atividades	666	693	335	241	482	2.114	4.531	4.493
Rural	155	122	191	86	601	5.867	7.022	8.296
Poder público:								
Federal	56	36	30	26	32	414	593	1.599
Estadual	25	16	13	12	14	187	268	1.004
Municipal	100	63	53	46	56	735	1.053	1.734

(Em milhares de reais)

Iluminação pública	370	350	560	421	398	3.471	5.570	8.799
Serviço público	650	26	582	99	24	72	1.453	1.656
Subtotal – consumidores	**5.445**	**4.699**	**2.726**	**1.450**	**2.558**	**16.924**	**33.802**	**44.386**
Concessionárias (*)	-	-	-	-	-	-	51.600	3.477
Fornecimento não faturado	-	-	-	-	-	-	6.644	11.408
Total	**5.445**	**4.699**	**2.726**	**1.450**	**2.558**	**16.924**	**92.046**	**59.271**

(Em milhares de reais)

b) Consolidado

Classes de consumo	Saldos Vincendos	Vencidos Até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000
Residencial	6.590	8.111	4.022	2.789	4.506	14.041	40.059	48.985
Industrial	3.992	2.370	1.244	1.357	2.592	15.516	27.071	26.471
Comércio, serviços e outras atividades	3.532	2.965	2.143	1.922	1.929	7.357	19.848	19.248
Rural	602	633	522	375	1.056	7.980	11.168	12.867
Poder público:								
Federal	1.570	783	984	1.245	2.125	10.533	17.240	6.235
Estadual	208	100	105	103	151	578	1.245	8.155
Municipal	235	128	133	145	221	1.474	2.336	6.755
Iluminação pública	1.417	939	1.389	1.555	2.878	28.419	36.597	36.397
Serviço público	1.882	210	2.034	229	100	280	4.735	4.206
Outros valores a receber	-	-	-	-	-	-	7.730	2.079
Subtotal – consumidores	**20.028**	**16.239**	**12.576**	**9.720**	**15.558**	**86.178**	**168.029**	**171.398**
Concessionárias (*)	-	-	-	-	-	-	76.014	23.996
Fornecimento não faturado	-	-	-	-	-	-	16.248	23.259
Total	**20.028**	**16.239**	**12.576**	**9.720**	**15.558**	**86.178**	**260.291**	**218.653**

(*) Inclui energia vendida no Mercado Atacadista de Energia - MAE (vide nota nº 7).

6 Recomposição tarifária extraordinária

Com base nas disposições contidas na Medida Provisória nº 14, na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da Aneel, de 24 de janeiro de 2002, a Energipe e suas controladas CELB e Saelpa, efetuaram levantamento do montante da recomposição tarifária extraordinária, aplicável à todas as concessionárias de distribuição de energia elétrica, visando o equilíbrio econômico-financeiro dos contratos de concessão, através do ressarcimento das perdas de consumo observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho e 31 de dezembro de 2001.

A referida recomposição tarifária extraordinária se dará por meio da aplicação de reajustes às tarifas vigentes em 31 de dezembro de 2001, assim reconhecidas pela Aneel:
a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A recomposição tarifária extraordinária no valor de R$50.819 (R$148.575 no consolidado), foi registrada como Receita de Fornecimento no exercício de 2001. Esse montante compõe-se de:

(Em milhares de reais)

a) R$29.941 (R$95.547 no consolidado), referentes à diferença entre a receita estimada de acordo com os parâmetros definidos nas Resoluções acima e a receita auferida pela concessionária no período de 01 de junho a 31 de dezembro de 2001, afetada pela redução de consumo decorrente do Programa Emergencial de Redução do Consumo de Energia Elétrica.
Em 11 de março de 2002, a Energipe e suas controladas encaminharam à Aneel os cálculos da recomposição tarifária, os quais estão sujeitos à homologação pelo órgão regulador. Para que as sociedades tenham direito a essa compensação, renunciaram a qualquer pleito, judicial ou extrajudicial, relativo a fatos e normas concernentes ao Programa Emergencial de Redução do Consumo de Energia Elétrica e à recomposição tarifária extraordinária, bem como aderiram aos acordos firmados entre os agentes do setor elétrico, conforme previsto pela Medida Provisória nº 14 e pelas Resoluções nº 91, da GCE, e nº 31, da Aneel.

b) R$20.878 (R$53.028 no consolidado), referentes à energia disponibilizada pelos geradores livres, os quais dispunham de geração não comprometida em contratos. Essa energia foi denominada "energia livre". Esse montante foi contabilizado como receita operacional e inclui R$762 (R$1.936 no consolidado) relativos ao Pis e Cofins.

O valor referente à energia livre foi contabilizado com despesa operacional com base em comunicado aos agentes, divulgado em 13 de março de 2002 pela Asmae (Administradora do Mercado Atacadista de Energia), no montante de R$20.116 (R$51.092 no consolidado), líquidos do Pis e Cofins. Esses valores serão repassados aos geradores.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, quanto a recomposição tarifária extraordinária, bem como o montante relacionado à energia livre, poderão resultar em relevantes ajustes nos valores registrados pela Energipe e suas controladas. Os valores definitivos a serem divulgados deverão ser validados pela Aneel, conforme previsto em sua Resolução nº 72, de 7 de fevereiro de 2002.

Como parte do acordo relativo à recomposição tarifária, a Energipe e controladas irão pagar à Companhia Hidro Elétrica do São Francisco - CHESF os valores integrais dos contratos iniciais de fornecimento de energia elétrica, reduzidos pelo fator 0,9759, estabelecido pela Aneel. Esses valores montam, em 31 de dezembro de 2001, R$8.851 (R$24.678 no consolidado). A soma desse valor e da energia livre, mencionada anteriormente, que totaliza R$28.967 (R$75.770 no consolidado), foi registrada no resultado do exercício, na rubrica Energia Elétrica Comprada para Revenda e compõe o saldo da conta Fornecedores no Passivo Circulante e do Exigível a Longo Prazo.

Será concedido à Energipe e suas controladas CELB e Saelpa financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES, como forma de adiantamento da compensação relativa à tarifa extraordinária, no valor de aproximadamente 90% do montante a ser ressarcido. Os recursos advindos do faturamento da recomposição tarifária extraordinária dos clientes das Companhias serão integralmente destinados à quitação desse financiamento. A recomposição

(Em milhares de reais)

tarifária vigorará pelo período necessário à compensação do montante apurado.

7 Mercado Atacadista de Energia - MAE

	2001				2000			
	Controladora		Consolidado		Controladora		Consolidado	
Período	**Venda**	**Compra**	**Venda**	**Compra**	**Venda**	**Compra**	**Venda**	**Compra**
Jul/99 a Ago/00	39	2	459	80	1.886	2.428	10.311	2.984
Set/00 a Abr/01	882	184	16.883	724	422	-	11.939	-
Mai/01	-	1.999	2.384	3.363	-	-	-	-
Jun a Dez/01	49.612	-	49.612	89.726	-	-	-	-
	50.533	2.185	69.338	93.893	2.308	2.428	22.250	2.984

Venda registrado na rubrica Consumidores e concessionárias;
Compra registrado na rubrica Fornecedores no Passivo Circulante.

Os valores referentes ao período de setembro de 2000 a abril de 2001, foram provisionados pela Administração das Companhias com base nas informações disponibilizadas pelo MAE.

Nos demais meses de 2001, os saldos foram apurados levando em consideração as informações constantes do extrato fornecido pelo próprio MAE, datado de 13 de março de 2002.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, pertinentes às operações no MAE, poderão resultar em relevantes ajustes nos valores registrados pela Energipe e suas controladas.

8 Conta de Compensação de Variação de Valores de ítens da Parcela A - CVA

As Portarias Interministeriais nº 296, de 25 de outubro de 2001 e a nº 25, de 24 de janeiro de 2002, estabeleceram a Conta de Compensação de Variação de Valores de Itens da "Parcela A"- CVA, com o propósito de registrar as variações de custos, negativas ou positivas, ocorridas no período entre reajustes tarifários anuais, relativos aos itens previstos nos contratos de concessão de distribuição de energia elétrica. Posteriormente, a Aneel, pela Resolução nº 90, de 18 fevereiro de 2002, definiu os itens da "Parcela A", bem como a forma de remuneração econômica, mediante a incorporação dos efeitos financeiros e a definição do período para recuperação tarifária, este compreendido entre 1 de

(Em milhares de reais)

janeiro e 25 de outubro de 2001. Foram os seguintes itens incluídos pela Energipe e suas controladas como componentes da "Parcela A":

- Quota de recolhimento à Conta de Consumo de Combustíveis - CCC;
- Tarifa de uso das instalações de transmissão integrantes da rede básica;
- Compensação financeira pela utilização de recursos hídricos;
- Energia comprada estabelecida nos contratos iniciais;
- Quota de Reserva Global de Reversão - RGR;
- Taxa de Fiscalização de Serviço de Energia Elétrica - TFSEE e
- Encargos de conexão.

A Energipe, CELB e Saelpa calcularam os valores da CVA, no montante de R$6.676 (R$11.865 no consolidado), cujo valor foi posteriormene atualizado pela variação da Taxa SELIC, entre o pagamento e data de encerramento do balanço, totalizando R$7.272 (R$12.683 no consolidado). Estes valores foram registrados, na rubrica Despesas Pagas Antecipadamente, no curto e longo prazos, de acordo com as estimativas de realização. Em 11 de março de 2002, os cálculos da Parcela A contendo a atualização monetária até 25 de outubro de 2001, no montante de R$4.865 (R$6.738 no consolidado), foram encaminhados à Aneel e estão sujeitos a sua homologação pelo Poder Concedente.

9 Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2001, estes créditos montam em R$16.980 (R$39.786 no consolidado, dos quais R$4.905 classificados no Realizável a Longo Prazo). Do montante dos "Títulos de créditos a receber", R$7.840 encontram-se vencidos há mais de 360 dias, para os quais a Energipe e suas controladas constituiram Provisão para Créditos de Liquidação Duvidosa.

10 Créditos renegociados - consolidado

Credora	Devedores	Crédito Renegociado	Crédito em 31/12/2001	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 31/12/2000
Saelpa	Cia. de Água e Esgotos da Paraíba - CAGEPA	79.198	52.711	21	IGD-DI	64.155
Saelpa	Governo do Estado da Paraiba	18.171	14.472	21	IGD-DI	18.319
Total			67.183			82.474
Parcela de curto prazo			39.176			24.478
Parcela de longo prazo			28.007			57.996

Estes créditos referem-se ao consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba - CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba -

(Em milhares de reais)

Paraiban.

11 Impostos a recuperar

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	2.782	393	10.430	430
.Imposto de Renda Retido na Fonte – IRRF	553	2.241	5.114	4.989
.Imposto de Renda – IRPJ	3.079	1.774	14.401	3.407
.Contribuição Social Sobre o Lucro – CSSL	747	476	3.212	1.422
.Programa de Integração Social – PIS	50	41	119	57
.Contribuição para a Seguridade Social – COFINS	153	87	563	143
.Contribuições Previdenciárias	-	-	88	55
	7.364	5.012	33.927	10.503
Parcela de curto prazo	6.194	5.012	26.568	10.503
Parcela de longo prazo	1.170	-	7.359	-

(Em milhares de reais)

12 Transações com partes relacionadas

Apresentamos os saldos das operações efetuadas :

	Cia. Força e Luz Cataguazes-Leopoldina	Pbpart Ltda.	Pbpart SE 1 S/A	Energisa S/A	CELB	Saelpa	**Total 31/12/2001**	**Total 31/12/2000**
Saldos:								
.Adiantamento e empréstimos a (pagar) receber	9.631	-	-	-	(5.046)	33.415	38.000	(16.012)
.Recursos destinados a aumento de capital	-	63.201	231.628	(262.957)	-	-	31.872	(22.264)
Transações:								
.Serviços contratados	(571)	-	-	-	-	-	(571)	(540)
.Energia elétrica comprada	-	-	-	-	(3.169)	(3.602)	(6.771)	-
.Receita (despesa) financeira	2.819	-	-	-	(433)	4.189	6.575	2.354

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis de mercado, exceto quanto aos recursos destinados a aumento de capital, que não são remunerados.
Os valores relativos a energia elétrica comprada estão suportados por contratos de compra e venda de energia.
As prestações de serviços, referentes às áreas administrativas e de apoio, foram realizadas em condições usualmente praticadas no mercado.
As referidas operações estão suportadas por contratos e foram submetidas ao conhecimento e à aprovação da Aneel.

Os saldos entre partes relacionadas no consolidado, em 31 de dezembro, estão demonstrados como segue:

ATIVO CONSOLIDADO

	CFLCL	TELESERV	TOTAL 2001	TOTAL 2000
CELB	369	-	369	-
PBPART LTDA	64.485	117	64.602	45.126
ENERGIPE	9.631	-	9.631	-
PBPART SE 2	13.330	-	13.330	-
	87.815	117	87.932	45.126

PASSIVO CONSOLIDADO

	CFLCL	CENF	ENERGISA	TOTAL 2001	TOTAL 2000
CELB	147	-	-	147	1.203
PBPART SE 1	42	-	-	42	630
ENERGIPE	-	-	-	-	11.298
SAELPA	23.145	328	421	23.894	-

(Em milhares de reais)

23.334	328	421	24.083	13.131

13 Créditos tributários

Em 31 de dezembro, a Energipe e suas controladas possuíam créditos tributários a compensar, relativos a diferenças temporárias, prejuízos fiscais e base negativa de contribuição social, conforme natureza e valores a seguir discriminados:

	Controladora				Consolidado			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
	2001	2000	2001	2000	2001	2000	2001	2000
Prejuízo fiscal/base negativa	33.396	45.945	26.870	37.476	198.663	162.155	159.737	122.970
Provisão para contingências	7.330	5.754	1.575	-	73.323	92.271	67.568	86.517
Provisão de tributos e contribuições em discussão judicial	21.087	12.911	-	-	49.965	16.744	27.915	3.325
Provisão para créditos de liquidação duvidosa	10.123	6.769	10.123	6.769	30.330	51.998	14.332	36.565
Déficit atuarial Deliberação CVM nº371	22.915	12.647	22.915	12.647	51.077	46.553	51.077	46.553
Outros	3.084	3.167	25	-	3.084	3.167	25	-
Total	97.935	87.193	61.508	56.892	406.442	372.888	320.654	295.930
Alíquota aplicada	25%	25%	8%	8%	25%	25%	8%	8%
Créditos tributários (Imposto de renda e contribuição social)	24.484	21.799	4.920	4.551	101.610	93.222	25.651	23.674

A Administração da Energipe, CELB e Saelpa, baseada nas projeções de resultados futuros, estima realizar estes créditos nos próximos 9 anos.

14 Investimentos

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
Participação em controladas	85.086	3.196	-	-
Outros	56	56	352	325
	85.142	3.252	352	325

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações contábeis
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

Participação em controladas:

	31/12/2001				
Controladoras	**Energipe**	**Energipe**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**Pbpart SE 2 Ltda.**
Controladas	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**CELB**	**Pbpart SE 2 Ltda.**	**Saelpa**
Capital social	26.800	157.428	12.665	1	181.401
Quantidade de ações/quotas possuídas (mil)	26.799	78.871	113	1	605.678
Participação (%)	99,99	50,10	88,85	99,99	82,83
Resultado do exercício	(7.692)	(32.183)	(7.235)	(32.142)	(13.281)
Patrimônio líquido	19.658	130.594	9.925	(*)(26.792)	98.474
Equivalência	(7.692)	(16.125)	(6.604)	(32.142)	(12.898)
Investimentos	19.658	65.428	8.819	-	81.567

(*) A Pbpart SE 1, constituiu provisão referente ao passivo a descoberto de sua controlada.

Movimentação dos investimentos:

	2001			2000		
	Pbpart Ltda	**Pbpart SE 1 S/A**	**TOTAL**	**Pbpart Ltda**	**Pbpart SE 1 S/A**	**TOTAL**
Saldo inicial	551	2.645	3.196	157	-	157
Integralização de capital/ dividendos / juros sobre capital próprio	26.799	78.908	105.707	-	1	1
Equivalência patrimonial	(7.692)	(16.125)	(23.817)	394	2.644	3.038
Saldo final	19.658	65.428	85.086	551	2.645	3.196

(Em milhares de reais)

15 Imobilizado

	Taxas anuais de depreciação (%)	Controladora		Consolidado	
		2001	2000	2001	2000
Em serviço:					
Distribuição -					
Linhas, redes e subestações	2,5 a 7,7	200.910	178.244	471.212	437.033
Comercialização	4	27.831	24.512	79.582	68.281
Administração	4, 10 e 20	17.306	13.962	35.262	23.893
		246.047	216.718	586.056	529.207
Depreciação acumulada:					
Distribuição -					
Linhas, redes e subestações		(71.554)	(62.913)	(177.586)	(157.000)
Comercialização		(8.716)	(7.681)	(27.097)	(24.337)
Administração		(5.210)	(4.029)	(9.809)	(7.293)
		(85.480)	(74.623)	(214.492)	(188.630)
Em curso:					
Distribuição -					
Linhas, redes e subestações		31.648	28.735	65.242	41.488
Comercialização		1.052	865	2.180	2.540
Administração		6.738	6.844	7.171	7.988
		39.438	36.444	74.593	52.016
Subtotal		**200.005**	**178.539**	**446.157**	**392.593**
Ágio de empresa incorporada		538.012	538.012	538.012	538.012
Amortização acumulada		(37.469)	(23.371)	(37.469)	(23.371)
Subtotal		**500.543**	**514.641**	**500.543**	**514.641**
Total		**700.548**	**693.180**	**946.700**	**907.234**

De acordo com os artigos nºs 63 e 64 do Decreto n.º 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

(Em milhares de reais)

16 Diferido

	Controladora		Consolidado	
	2001	2000	2001	2000
Ágio na aquisição de investimentos	-	-	391.198	366.129
Custo de aquisição de softwares	1.300	1.200	4.368	2.150
Amortização acumulada	(609)	(400)	(1.097)	(448)
Total	691	800	394.469	367.831

Movimentação dos ágios - consolidado

	2001			2000		
	Pbpart Ltda	Pbpart SE 2 Ltda	Total	Pbpart Ltda	Pbpart SE 2 Ltda	Total
Saldo inicial	76.506	289.623	366.129	76.709	-	76.709
. constituição de ágio	7.208	19.334	26.542	349	290.295	290.644
. amortização de ágio	(681)	(792)	(1.473)	(552)	(672)	(1.224)
Saldo final	83.033	308.165	391.198	76.506	289.623	366.129

17 Encargos financeiros e efeitos inflacionários

De acordo com a Instrução Geral nº 36, do Plano de Contas do Serviço Público de Energia Elétrica e , a Instrução CVM nº 193, de 11 de julho de 1996, foram transferidos para o Ativo Imobilizado em Curso, os seguintes valores:

	Controladora		Consolidado	
	2001	2000	2001	2000
Encargos financeiros totais	51.104	33.564	106.451	50.518
(-) Transferências para o imobilizado em curso	(737)	(2.592)	(869)	(2.592)
Encargos financeiros líquidos no resultado	50.367	30.972	105.582	47.926

(Em milhares de reais)

18 Empréstimos e financiamentos

	Controladora		Consolidado	
	2001	2000	2001	2000
.Em moeda nacional, com juros de 4,5% a 6,5% a.a. e atualização monetária com base na variação da TJLP (Finame e BNDES)	200.015	226.342	200.015	228.367
.Em moeda nacional, com juros de até 4 % a.a. e atualização monetária com base na TJLP (BNDES)	133.605	-	188.550	50.877
.Em moeda nacional, com juros de até 8% a.a. e atualização monetária com base na variação da Finel, RGR (Eletrobrás)	4.501	6.703	18.836	27.856
.Em moeda nacional, com juros de até 6% a.a. e atualização monetária com base na variação do IGP-M (Prefeitura Municipal de Campina Grande)	-	-	-	25.976
.Em moeda nacional, com juros de 3% a.a. e atualização monetária com base na variação do IGP-M (Estado da Paraiba)	-	-	-	219.445
.Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação do IGPD-I (Funasa)	-	-	6.506	6.973
.Em moeda nacional, com juros de até 10% a.a. e atualização monetária com base na variação do IGP-DI (Inergus)	13.226	12.829	13.226	12.829
.Em moeda nacional, com juros de até 5,5% a.a. e atualização monetária com base na variação da TJLP (UNIBANCO, BNL, HSBC)	53	-	20.787	-
.Em moeda nacional, com juros de até 10% a.a. acima da variação do taxa do CDI (Banco Bradesco)	4.061	225	10.147	4.037
.Em moeda nacional, com juros de 1,55% a 11,59% a.a. acima da taxa do CDI (Banco Rural, Unibanco, Mercantil, Brascan, Santos, BBM e ABN Amro Real)	152.570	5.041	186.813	5.041
.Em moeda nacional, com juros de 14% a.a. (Banco BNL)	-	7.846	-	7.846
.Em moeda nacional, com juros de 2% a.a e atualização monetária com base na variação do CDI (Banco HSBC – Compror)	-	-	4.076	-
. Total moeda nacional	508.031	258.986	648.956	589.247
.Em moeda estrangeira (US$), com juros de 8,505% a.a. mais variação cambial (Unibanco)	-	-	11.602	9.777
.Em moeda estrangeira (US$), com juros de até 12,5% a.a. mais variação cambial (Banco Real)	-	3.707	-	3.707
. Total moeda estrangeira	-	3.707	11.602	13.484
Total Geral	**508.031**	**262.693**	**660.558**	**602.731**
.Parcela de curto prazo	262.692	57.730	330.607	325.115
.Parcela de longo prazo	245.339	204.963	329.951	277.616

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações contábeis para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

(Em milhares de reais)

Os financiamentos obtidos junto ao Banese, BNDES, Eletrobrás estão garantidos por vinculação das receitas da Energipe, Celb e Saelpa.

Os financiamentos obtidos junto ao Finame estão garantidos pelos próprios equipamentos financiados.

O financiamento obtido pela Pbpart Ltda. junto ao BNDES, no montante de R$ 54.945 (R$ 50.877em 2000), para aquisição do controle acionário da CELB, está garantido pela caução das próprias ações adquiridas.

Os demais empréstimos estão garantidos por parcelas da receita da Energipe e de suas controladas e/ou notas promissórias emitidas a favor das instituições.

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	Controladora		Consolidado	
	2001	2000	2001	2000
2002	-	57.286	-	72.660
2003	89.566	57.004	119.117	73.111
2004	88.027	55.512	117.113	71.522
2005	55.262	23.808	73.639	39.756
2006	5.951	5.579	8.873	9.140
2007	1.935	5.774	4.571	11.427
Após 2007	4.598	-	6.638	-
	245.339	204.963	329.951	277.616

19 Parcelamento de impostos - consolidado

No exercício de 2000, a controlada Saelpa aderiu ao programa de recuperação fiscal - REFIS. A Saelpa e a controlada CELB, também parcelaram seus débitos fiscais de ICMS junto ao Governo do Estado da Paraíba. Em 31 de dezembro de 2001, esses débitos totalizam R$113.772 e estão contabilizados na rubrica “Tributos e Contribuições Sociais” no Passivo Circulante e no Exigível a Longo Prazo, cuja liquidação está assim programada:

	Saelpa	CELB	Total
2002	58.934	854	59.788
2003	41.926	-	41.926
2004	4.537	-	4.537
2005	4.764	-	4.764
Após 2005	2.757	-	2.757
Total	**112.918**	**854**	**113.772**

(Em milhares de reais)

Parcela curto prazo	**58.719**	**854**	**59.573**
Parcela longo prazo	**54.199**	**-**	**54.199**

20 Obrigações vinculadas à concessão

	Controladora		Consolidado	
	2001	2000	2001	2000
Contribuições do consumidor	16.313	14.691	37.057	34.575
Reserva para reversão	302	302	302	302
	16.615	14.993	37.359	34.877

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

A reserva para reversão, constituída até 31 de dezembro de 1971, representa o montante de recursos provenientes do fundo de reversão, os quais foram aplicados em projetos de expansão da Energipe, incidindo, juros de 5% a.a. pagos mensalmente.

Para fins de determinação de indicadores econômico-financeiros, essas contas, bem como os ativos correspondentes não devem ser considerados por não se tratarem de dívidas efetivas.

21 Imposto de renda e contribuição social

As receitas (despesas) de imposto de renda e contribuição social, apropriadas no resultado do exercício, foram assim apuradas:

	Controladora				Consolidado			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
	2001	2000	2001	2000	2001	2000	2001	2000
Resultado antes do imposto de renda e da contribuição social	3.056	(4.191)	3.056	(4.191)	(25.193)	2.288	(25.193)	2.288
Adições (exclusões) permanentes	25.644	(2.597)	27.900	(1.395)	24.585	3.724	31.927	4.867
Base de cálculo	28.700	(6.788)	30.956	(5.586)	(608)	6.012	6.734	7.155
Alíquotas fiscais	25%	25%	9%	9%	25%	25%	9%	9%
Imposto de renda e contribuição social	(7.175)	1.697	(2.786)	503	152	(1.503)	(606)	(644)
Diferença de adicional de alíquota fiscal	24	-	106	(62)	24	24	45	(75)
Incentivo fiscal (4% PAT e operações culturais)	176	-	-	-	176	36	-	-

(Em milhares de reais)

Constituição de créditos tributários sobre prejuízo fiscal e base negativa	-	11.492	-	2.322	-	11.492	-	2.322
Outros	30	-	73	-	(232)	11	(8)	(55)
Receita (despesa) de imposto de renda e contribuição social	**(6.945)**	**13.189**	**(2.607)**	**2.763**	**120**	**10.060**	**(569)**	**1.548**

Imposto de renda diferido - passivo consolidado

	2001		2000	
Lucro inflacionário de anos anteriores	3.500	617	4.186	738
Realização do exercício	(686)	(121)	(686)	(121)
Base de cálculo	2.814	496	3.500	617
Alíquota fiscal (15% acrescido do adicional de 10%)	25%	(*) 6%	25%	(*) 6%
Imposto de renda diferido	679	30	851	37

(*) Parcela do lucro inflacionário tributada à alíquota reduzida

22 Capital social - controladora

O capital social subscrito e integralizado, em 2001 e 2000, está representado por 42.341 ações ordinárias e 2.388 ações preferenciais. As ações preferenciais não possuem direito de voto e têm prioridade no reembolso do capital no caso de liquidação da Companhia e na distribuição de dividendos mínimos, não cumulativos, de 10% a a. sobre o capital próprio atribuído a essa espécie de ações.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo n.º 202 da Lei n.º 6.404/76.

O estatuto determina a constituição de uma reserva de 5% do lucro líquido, limitada a80% do capital social, que destina-se à ampliação e renovação de instalações e investimentos,.

23 Fornecimento de energia elétrica

a) Controladora

	2001			2000		
	Não auditado			Não auditado		
	Nº de consumidores	MWh	R$	Nº de consumidores	MWh	R$
Residencial	363.313	400.095	86.031	345.891	468.635	89.758
Industrial	3.138	712.689	60.769	3.383	735.130	49.746

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações contábeis para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Comercial	28.060	234.676	44.203	25.694	256.866	42.396
Rural	3.649	67.637	6.346	2.802	63.858	5.475
Poder Público:						
Federal	84	13.958	2.433	81	15.964	2.395
Estadual	3.507	28.467	4.966	3.255	32.116	4.819
Municipal	583	13.399	2.334	547	14.945	2.240
Iluminação Pública	563	72.311	6.356	549	86.268	7.732
Serviço Público	274	116.176	8.472	321	112.917	7.759
Consumo Próprio	61	1.649	-	45	1.567	-
Subtotal	**403.232**	**1.661.057**	**221.910**	**382.568**	**1.788.266**	**212.320**
ICMS	-	-	(38.623)	-	-	(32.160)
Recomposição tarifária extraordinária	-	-	50.819	-	-	-
Suprimento	3	159.483	57.937	3	181.192	9.912
Fornecimento não faturado (líquido)	-	(58.475)	(4.764)	-	3.346	1.590
Outras receitas	-	-	2.117	-	-	2.885
Total	**403.235**	**1.762.065**	**289.396**	**382.571**	**1.972.804**	**194.547**

(Em milhares de reais)

b) Consolidado

	2001			2000		
	Não auditado			Não auditado		
	Nº de consumidores	MWh	R$	Nº de consumidores	MWh (*)	R$ (*)
Residencial	1.140.482	1.147.764	226.277	1.076.960	653.285	121.162
Industrial	8.461	1.575.541	139.797	8.348	1.054.912	73.273
Comercial	96.954	579.789	104.441	87.667	353.738	56.864
Rural	37.987	154.969	14.027	32.045	87.413	7.409
Poder Público:						
Federal	487	42.588	10.403	497	26.139	3.768
Estadual	5.474	60.804	10.853	5.200	38.720	5.836
Municipal	7.846	52.862	6.401	7.575	19.453	2.948
Iluminação Pública	1.135	201.634	19.975	1.304	116.070	10.530
Serviço Público	978	249.460	23.063	949	128.966	9.303
Consumo Próprio	225	3.965	-	221	2.035	-
Subtotal	**1.300.029**	**4.069.376**	**555.237**	**1.220.766**	**2.480.731**	**291.093**
ICMS	-	-	(96.347)	-	-	(44.980)
Recomposição tarifária extraordinária	-	-	148.575	-	-	-
Suprimento	7	310.622	76.394	12	205.727	23.547
Fornecimento não faturado (líquido)	-	(107.660)	(7.011)	-	97.096	2.985
Outras receitas	-	-	5.984	-	-	3.851
Total	**1.300.036**	**4.272.338**	**682.832**	**1.220.778**	**2.783.554**	**276.496**

- O número de consumidores inclui o somatório de consumidores da Energipe, CELB e Saelpa.
- (*) Em 2000, Inclui 01 mês de faturamento da Saelpa.

24 Remuneração dos Administradores.

A rubrica “Despesas de pessoal” inclui o montante de R$1.486 (R$2.151 em 2000), na controladora, R$ 3.656 (R$2.971 em 2000) no consolidado, referente a remuneração dos administradores.

(Em milhares de reais)

25 Provisões para Contingências

a) Controladora

Contingências	2001			2000		
	Valor da provisão		Depósitos e Cauções vinculados	Valor da provisão		Depósitos e Cauções vinculados
	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	(78)	3.447	4.680	-	3.525	3.849
Cíveis						
Consumidores	1.281	1.541	-	-	260	-
Outros	(1.189)	780	184	-	1.969	201
Subtotal	**92**	**2.321**	**184**	**-**	**2.229**	**201**
Fiscais						
INSS	1.300	1.300	2.079	-	-	997
Cofins	(8.649)	5.016	-	7.653	13.665	11.101
Subtotal	**(7.349)**	**6.316**	**2.079**	**7.653**	**13.665**	**12.098**
TOTAL	**(7.335)**	**12.084**	**6.943**	**7.653**	**19.419**	**16.148**

No exercício de 2001, R$7.335 revertido no exercício, R$8.649, refere-se a Cofins que foi liquidado com o saldo de depósito e cauções vinculados e R$1.314 constituiu-se provisão que está contabilizado na rubrica "despesa operacional - provisão para contingências".

No exercício de 2000, R$6.801 está contabilizado como deduções a receita operacional e R$852, como outras despesas financeiras.

b) Consolidado

Contingências	2001			2000		
	Valor da provisão		Depósitos e Cauções vinculados	Valor da provisão		Depósitos e Cauções vinculados
	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	(12.178)	35.474	14.021	-	47.652	12.048
Cíveis						
Consumidores	1.135	27.893	1.983	-	26.758	-
Outros	(1.189)	780	184	-	1.969	201
Subtotal	**(54)**	**28.673**	**2.167**	**-**	**28.727**	**201**
Fiscais						
Cofins	(7.938)	12.400	-	8.159	20.338	11.101
ICMS	-	2.679	-	-	2.679	-
INSS	1.519	12.496	4.383	1.205	10.977	997
Outros	(291)	3.831	-	-	4.122	-
Subtotal	**(6.710)**	**31.406**	**4.383**	**9.364**	**38.116**	**12.098**
TOTAL	**(18.942)**	**95.553**	**20.571**	**9.364**	**114.495**	**24.347**

No exercicio de 2001, do montante de R$18.942, revertido no exercício, R$8.649 refere-se a Cofins que foi liquidado com o saldo de depósito e cauções vinculados, R$7.000, esta contabilizado na rubrica de despesa operacional - pessoal, R$3.973 em "despesa operacional - provisão para contingências" e R$680 contabilizado como atualização de provisão para contingência em outras despesas financeiras.

No exercício de 2000, do montante de R$9.364, R$6.801 está contabilizado como deduções à receita operacional, R$738 em despesa de pessoal e R$1.825 em outras despesas financeiras.

Em 2000, os saldos da controlada Saelpa, refletem apenas as operações ocorridas no mês de dezembro.

26 Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

27 Instrumentos financeiros

a) Considerações gerais
A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objeto a proteção do resultado das operações ativas e passivas da Energipe e de suas controladas.
A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b) Valor de mercado dos instrumentos financeiros
Os valores contábeis referentes as operações com empresas controladas constantes no balanço patrimonial, quando comparadas com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes, com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.
Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S/A - Eletrobrás, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A Energipe não tem financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação.

c) Fatores de risco
Crédito
Possibilidade da Energipe e suas controladas virem a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias. Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a Energipe e suas controladas monitoram as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores, o risco de crédito é mínimo devido à grande pulverização da carteira.

Moeda estrangeira
Possibilidade de perdas por conta de aumento nas taxas de câmbio que aumentem os saldos de passivo de empréstimos e financiamentos em moeda estrangeira captados no mercado. A Energipe e

(Em milhares de reais)

suas controladas visando assegurar que as oscilações não afetem seu resultado e fluxo de caixa, possuem em 31 de dezembro de 2001, operações de "swap" cambial no valor nominal total contratado de 35,3 milhões US$ com encargos de Libor , acrescido de over libor de 1,25% a a. Referido swap limita o encargo financeiro desses contratos à variação do CDI, acrescido de 1,9% a.a.. No exercício findo em 31 de dezembro de 2001, foi apurado um resultado negativo nas operações de swap cambial no montante de R$ 7.541.

Taxa de juros

Possibilidade da Energipe vir a incorrer em perdas por conta de flutuações nas taxas de juros que aumentem as despesas financeiras relativas a emprétimos e financiamentos captados no mercado. A Energipe não tem pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a Energipe monitora continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de susbstituição de suas dívidas.

Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

28 Plano de suplementação de aposentadoria e pensões

A Energipe e suas controladas, são patrocinadoras de planos de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. Os planos de benefícios definidos são avaliados atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamentos atuais e futuros.

A seguir, apresenta-se as características dos planos de benefícios:

Empresa	Plano benefício	Contribuição Anual		% sobre folha de Pagamento	Superavit (Deficit) Atuarial	
		2001	2000		2001	2000
Energipe	Inergus	1.330	1.283	7,53	(**) (22.915)	(12.647)
Saelpa	Funasa	2.788	1.471	13,80	(**) (28.162)	(33.906)
CELB	(*)	128	180	3,40	1.065	1.126

(*) administrado pelo BB Previdência

(**) R$1.389 na controladora e R$ 5.254 no consolidado, foram contabilizados no Passivo Circulante em Outras contas a pagar e R$21.526 na controladora e R$ 45.823 no consolidado no Exigível a longo prazo.

O Superavit referente ao plano da CELB não foi registrado.

(Em milhares de reais)

Segue a composição dos Planos de Benefícios definidos:

	Inergus		Funasa		CELB (*)	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Reservas matemáticas						
Benefícios concedidos	51.978	39.857	49.654	42.974	63	64
Benefícios a conceder:						
. Benefícios do plano com geração atual	26.185	19.696	39.333	40.909	393	5
. Outras contribuições da geração atual	(20.472)	(14.013)	(8.821)	-	-	-
	5.713	5.683	30.512	40.909	393	5
	57.691	45.540	80.166	83.883	456	69
. Perdas atuariais não reconhecidas	-	-	3.105	-	-	-
Ativo líquido do plano	34.776	32.893	48.899	49.977	1.521	1.195
Superávit (déficit) acumulado	(22.915)	(12.647)	(28.162)	(33.906)	1.065	1.126

(*) gerido pelo BB Previdência

A avaliação atuarial realizada em 31 de dezembro de 2001 resultou em uma revisão das provisões anteriormente constituídas conforme demonstrado a seguir: Energipe - aumento da provisão em R$10.186 com o correspondente efeito tributário de R$3.361; e Saelpa - redução da provisão em R$4.876 com o correspondente efeito tributário de R$1.609.
Os ajustes efetuados foram registrados diretamente no Patrimônio Líquido, não impactando o resultado do exercício findo em 31 de dezembro de 2001 da controladora e da controlada, levando em consideração as previsões da Instrução CVM nº 371, para os registros destes valores até 31 de dezembro de 2001.

Premissas atuariais:

	Energipe	Saelpa	Celb
Taxa real anual de juros	6%	6%	6%
Projeção de crescimento real de salário	0,5%	1%	-
Tábua de mortalidade geral de válidos	CSO - 58	GAMT 71	CSO - 58
Tábua de mortalidade geral de inválidos	Ex-IAPC	Ex-IAPC	Ex-IAPC
Tábua de entrada em invalidez	IAPB - 57	IAPB - 57	HUNTER/A. VINDAS
Despesa prevista para 2002	1.389	3.865	235

29 Contrato de concessão de distribuição

A Energipe, CELB e Saelpa assinaram com a Aneel contratos de concessão de geração e distribuição de energia elétrica, renováveis pelo mesmo prazo de concessão, com as seguintes características:

(Em milhares de reais)

Empresas	Data do Contrato	Prazo de Concessão	Término da Concessão
Energipe	23/11/1997	30 anos	23/11/2027
CELB	04/02/2000	30 anos	04/02/2030
Saelpa	15/01/2001	30 anos	15/01/2031

30 Programa Emergencial - Racionamento

Devido ao baixo nível das principais bacias hidrográficas brasileiras observado no primeiro semestre de 2001, o Governo Federal instituiu, a partir de 1º de junho de 2001, um programa de racionamento de energia. As principais medidas adotadas podem ser assim resumidas:

a) cobrança de sobretaxas nas tarifas aos consumidores que não cumprissem a meta de redução de consumo, definida inicialmente em uma redução de 20%;

b) distribuição de bônus para consumidores de determinadas faixas de consumo, que apresentem redução superior à meta estabelecida;

c) autorizado aos consumidores das classes industrial e comercial realizarem diretamente compra e venda de energia elétrica, através da emissão de certificados de energia e/ou transações bilaterais, para cobertura dos excedentes às suas respectivas metas de consumo ou comercialização de suas sobras mensais.

Os certificados recebidos/emitidos foram registrados pela Companhia no MAE.

A Energipe e suas controladas CELB e Saelpa, contabilizaram os seguintes valores de custos a reembolsar, sobretaxa e bônus:

	Controladora	**Consolidado**
Custos do racionamento – (Outros – Realizável a longo prazo)	1.546	3.261
Sobretaxa – (Outros – Exigível a longo prazo)	(2.724)	(10.233)
Bônus – (Outros – Realizável a longo prazo)	7.146	19.225
Total a reembolsar	5.968	12.253

(Em milhares de reais)

31 Resultado por atividade

Em atendimento ao Ofício Circular nº 838/2000 da ANEEL, apresentamos as demonstrações dos resultados da atividade de distribuição e da atividade atípica – participação societária permanente.

	2001			2000		
	Não auditado			Não auditado		
	Distribuição	Atividades Atípicas	Total	Distribuição	Atividades Atípicas	Total
Receita operacional						
Fornecimento de energia elétrica	267.965	-	267.965	213.910	-	213.910
Suprimento	57.937	-	57.937	9.912	-	9.912
Outras receitas	2.117	-	2.117	2.885	-	2.885
	328.019	-	328.019	226.707	-	226.707
Deduções à receita operacional						
Quota reserva global de reversão	2.827	-	2.827	2.524	-	2.524
Impostos e contribuições sobre a receita	50.634	-	50.634	40.446	-	40.446
	53.461	-	53.461	42.970	-	42.970
Receita operacional líquida	**274.558**	**-**	**274.558**	**183.737**	**-**	**183.737**
Despesas operacionais						
Pessoal	23.061	-	23.061	23.600	-	23.600
Material	4.065	-	4.065	3.885	-	3.885
Serviços de terceiros	12.543	-	12.543	11.671	-	11.671
Energia elétrica comprada para revenda	111.762	-	111.762	77.534	-	77.534
Transporte de potência elétrica	13.988	-	13.988	13.484	-	13.484
Quota para a conta de consumo de combustível	5.735	-	5.735	6.132	-	6.132
Depreciação e amortização	11.685	-	11.685	10.497	-	10.497
Provisões	1.314	-	1.314	-	-	-
Outras despesas	6.421	-	6.421	15.106	-	15.106
	190.574	-	**190.574**	**161.909**	-	**161.909**
Resultado do serviço	83.984	-	83.984	21.828	-	21.828
Equivalência patrimonial	-	(23.817)	(23.817)	-	3.038	3.038

(Em milhares de reais)

Amortização de ágio	-	(14.098)	(14.098)	-	(12.947)	(12.947)
Resultado financeiro	(26.340)	(15.293)	(41.633)	7.192	(23.237)	(16.045)
Resultado operacional	**57.644**	**(53.208)**	**4.436**	**29.020**	**(33.146)**	**(4.126)**
Resultado não operacional	(61)	(1.319)	(1.380)	(65)	-	(65)
Lucro (prejuízo) antes da contribuição social, Imposto de renda.	**57.583**	**(54.527)**	**3.056**	**28.955**	**(33.146)**	**(4.191)**
Contribuição social	(5.252)	2.645	(2.607)	(604)	3.367	2.763
Imposto de renda	(14.269)	7.324	(6.945)	4.167	9.022	13.189
Lucro (prejuízo) do exercício	**38.062**	**(44.558)**	**(6.496)**	**32.518**	**(20.757)**	**11.761**

32 Evento Subseqüente

Conforme acordo de acionistas firmado entre a Energipe e Alliant Energy Holdings do Brasil Ltda. ("Alliant"), esta última efetuou aporte de capital na PBPART-SE 1 S/A, controladora da Sociedade Anônima de Eletrificação da Paraíba - Saelpa, em 31 de janeiro de 2002 no montante de R$91.909.

WUAN PEAK HEAT & POWER CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

WUAN PEAK HEAT & POWER CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS	PAGE(S)

沪江德勤会计师事务所

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Fax: 86 (10) 6528 1598

北京分所
中国北京王府井大街138号
新东安 德勤大楼十一层
邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 01-088

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF WUAN PEAK HEAT & POWER CO., LTD.

We have audited the accompanying balance sheet of Wuan Peak Heat & Power Co., Ltd. (the "Company") as of December 31, 2001 and the related statements of operations, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

WUAN PEAK HEAT & POWER CO., LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTE	Year ended December 31, 2001 RMB	Period from August 29, 2000 (date of establishment) to December 31, 2000 RMB
Operating revenue:			
- Electricity		47,134,414	8,846,872
- Steam and others		9,607,277	3,426,595
		56,741,691	12,273,467
Operating costs and expenses:			
Fuel		(23,984,043)	(4,010,142)
Repairs and maintenance		(1,274,708)	-
Staff costs		(5,478,017)	(994,804)
Depreciation and amortization		(2,839,715)	(458,800)
Rental expense		(10,000,000)	(1,506,000)
Other operating expenses		(5,446,047)	(5,265,719)
Income from operations		7,719,161	38,002
Bank interest income		3,328,385	327,411
Interest expense		(3,177,818)	(193,830)
Income before tax		7,869,728	171,583
Income tax expense	3(c)	(566,968)	(680,362)
Net income (loss) for the year/period		7,302,760	(508,779)

See accompanying notes to financial statements.

WUAN PEAK HEAT & POWER CO., LTD.

BALANCE SHEET
AS AT DECEMBER 31, 2001

	NOTES	2001 RMB	2000 RMB
ASSETS			
Non-current assets			
Property, plant and equipment	5	61,753,425	54,597,200
Current assets			
Inventories	3(d)	4,255,121	2,110,906
Trade receivables		8,146,989	7,668,342
Other receivables		951,666	306,558
Restricted cash		-	59,883,775
Bank balances and cash		8,101,061	12,999,498
		21,454,837	82,969,079
Total assets		83,208,262	137,566,279
EQUITY AND LIABILITIES			
Capital and reserves			
Paid-in capital	1	70,560,000	70,560,000
Retained profit (accumulated loss)		3,694,654	(508,779)
		74,254,654	70,051,221
Current liabilities			
Trade payables		1,743,767	2,918,156
Amount due to a related company	4	3,320,136	4,933,181
Income tax payable		566,968	395,362
Other payables		3,322,737	2,468,359
Short-term borrowings		-	56,800,000
		8,953,608	67,515,058
Total equity and liabilities		83,208,262	137,566,279

See accompanying notes to financial statements.

The financial statements on page 2 to 13 were approved by the board of directors on January 6, 2002 and are signed on its behalf by:

DIRECTOR

DIRECTOR

WUAN PEAK HEAT & POWER CO., LTD.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTE	Paid-in capital RMB	Retained profit (Accumulated loss) RMB	Total RMB
Capital contribution		70,560,000	-	70,560,000
Net loss for the period		-	(508,779)	(508,779)
Balance at December 31, 2000		70,560,000	(508,779)	70,051,221
Dividends	1	-	(3,099,327)	(3,099,327)
Net income for the year		-	7,302,760	7,302,760
Balance at December 31, 2001		70,560,000	3,694,654	74,254,654

See accompanying notes to financial statements.

WUAN PEAK HEAT & POWER CO., LTD.

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Year ended December 31, 2001 RMB	Period from August 29, 2000 (date of establishment) to December 31, 2000 RMB
Income before tax	7,869,728	171,583
Adjustments for:		
Interest expense	3,177,818	193,830
Bank interest income	(3,328,385)	(327,411)
Depreciation and amortization	2,839,715	458,800
Operating cash flows before movements in working capital	10,558,876	496,802
Increase in inventories	(2,144,215)	(2,110,906)
Increase in trade receivables	(478,647)	(7,668,342)
Increase in other receivables	(645,108)	(306,558)
Decrease (increase) in trade payables	(1,568,101)	2,918,156
Decrease (increase) in amount due to a related company	(1,613,045)	4,933,181
Increase in other payables	854,378	2,468,359
Cash generated by operations	4,964,138	730,692
Interest paid	(3,177,818)	(193,830)
Income taxes paid	(395,362)	(285,000)
Net cash from operating activities	1,390,958	251,862
Investing activities		
Bank interest received	3,328,385	327,411
Purchase of property, plant and equipment	(9,602,228)	(48,000,000)
Net cash used in investing activities	(6,273,843)	(47,672,589)
Financing activities		
Capital contribution	-	63,504,000
Decrease (increase) in restricted cash	59,883,775	(59,883,775)
Dividends paid	(3,099,327)	-
Repayment of loans	(56,800,000)	-
New bank loans raised	-	56,800,000
Net cash (used in) from financing activities	(15,552)	60,420,225
Net (decrease) increase in cash and cash equivalents	(4,898,437)	12,999,498
Cash and cash equivalents at beginning of year/period	12,999,498	-
Cash and cash equivalents at end of year/period represented by bank balances and cash	8,101,061	12,999,498
Non-cash transaction:		
Property, plant and equipment contributed as capital	-	7,056,000

See accompanying notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Wuan Peak Heat & Power Co., Ltd. (the "Company") is a Sino-foreign co-operative joint venture enterprise registered in the People's Republic of China ("PRC") with its principal place of business at Handan, Hebei province, PRC. In August 2000 the Company was approved by Handan City Government as a company with foreign investment in the PRC. The operating period of the Company is twenty years commencing on August 29, 2000 and expiring on August 28, 2020. The financial statements for the comparative period are presented from August 29, 2000, the date of establishment, to December 31, 2000 and are therefore not comparable to the current period which is for the one year ended December 31, 2001. The principal activities of the Company are the generation and sale of electricity and steam. The Company commenced commercial operations on October 26, 2000. At December 31, 2001, the Company had 350 employees (December 31, 2000: 362 employees).

The registered capital of the Company is Renminbi ("RMB") 70,560,000. The capital contributed in United States dollars ("US$") by Peak Pacific Investment Co., Ltd. ("PPIC") was translated into RMB equivalent at the exchange rate prevailing on the day of capital contribution. The capital contribution from Hebei Wuan Chengxi Ganshi Heat & Power Company ("HWHP") was represented by the contribution of property, plant and equipment which has been treated as a non-cash transaction in the cash flow statement.

The Company distributed dividends of RMB2,789,394 and RMB309,933 to PPIC and HWHP, respectively, in the year ended December 31, 2001.

On March 5, 2001, PPIC transferred its interest in the Company to Wuan Peak Pte. Ltd. ("WPP") and on April 28, 2001, HWHP transferred its interest in the Company to Wuan Yinquan Coal & Electricity Co., Ltd. ("WYCE"). As of December 31, 2001, the details of registered capital were as follows:

Joint venture partner	Country of incorporation	Percentage of ownership	Paid-in capital
		%	RMB
WYCE	PRC	10	7,056,000
WPP	Singapore	90	63,504,000
		100	70,560,000

The Company leases its principal generating plant from HWHP under a 20-year agreement which commenced in October 2000 (See Note 7).

2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company's financial statements are presented in RMB since that is the currency in which the majority of the Company's transactions are denominated.

The Company's financial statements are prepared in conformity with International Accounting Standards ("IAS"). This basis of accounting differs from that used in the accounts of the Company, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

The major difference between IAS and PRC GAAP is the capitalization of pre-operating expenses under PRC GAAP.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted in the accompanying accounts of the Company to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Operating revenue

Operating revenue represents the invoiced amounts, excluding value-added tax ("VAT") and sales discounts, for electricity generated and transmitted to the local power bureau and for the supply of steam.

Revenue from the sale of electricity is recognized upon transmission of electricity to the electric delivery points stipulated in the Power Purchase Agreement ("PPA"). The electricity supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA. Tariff implementation is subject to the approval from the local price bureau. The current rate stated in the PPA and approved by the local price bureau is RMB0.34 per kilowatthour (2000: RMB0.34 per kilowatthour) (inclusive of VAT).

Revenue from the sale of steam is recognized on the provision of steam in accordance with the Steam Purchase Agreement, net of VAT.

(2) Interest income

Interest income earned from deposits placed with banks and other financial institutions is recognized on the straight-line basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

(c) Taxation

(1) Value-added tax

The Company is subject to VAT at 17% on sale of electricity and 13% on sale of steam in accordance with the Provisional Regulations of the People's Republic of China on Value-Added Tax. The net VAT payable is the output VAT on sale of electricity and steam less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

In accordance with the PRC Law of Enterprise Income Tax for Enterprises with Foreign Investment and Foreign Enterprises, the Company is fully exempted from foreign enterprise income tax ("FEIT") for two years starting from the first profit-making year, followed by a 50% exemption for the next three years.

3. PRINCIPAL ACCOUNTING POLICIES - Continued

(c) Taxation - Continued

(2) Income tax

In accordance with a circular issued by the State Council, effective January 1, 1999, production foreign investment enterprises throughout the PRC in the fields of energy, transportation and infrastructure, subject to approval from the State Administration for Taxation, may pay FEIT at the rate of 15%. The Company has obtained approval from the state tax authority for this tax preferential treatment effective January 1, 2001.

In accordance with a circular issued by the government of Hebei Province, the Company is fully exempted from local income tax for five years starting from the first profit-making year, followed by a 50% exemption for the next five years.

The Company's first profitable year was 2000, but obtained permission of the local tax bureau to pay FEIT for 2000 and to consider the year 2001 as its first profitable year on the condition that the Company paid an additional 15% tax on its 2000 PRC profit. As such, the Company is entitled to full exemption from income tax in the current year and the income tax expense of the current year represented the additional 15% tax on 2000 PRC profit.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

As of December 31, 2001, there were no significant temporary differences between the tax base of an asset or liability and its carrying amount in the Company's balance sheet which will result in a material amount of deferred taxation.

(d) Inventories

Inventories are stated at cost, calculated on a weighted-average basis.

At December 31, inventories comprised:

	2001	2000
	RMB	RMB
Fuel	3,679,249	1,995,868
Spare parts and consumables	575,872	115,038
	4,255,121	2,110,906

3. PRINCIPAL ACCOUNTING POLICIES - Continued

(e) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other companies or exercise significant influence over the other companies in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment contributed as capital is the amount stipulated in the joint venture contract. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Properties in the course of construction for production and administrative purposes are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs dealt with in accordance with the Company's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Company are as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

(g) Foreign currency translation

The Company maintains its books and records in RMB which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences are dealt with in the statement of operations.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the statement of operations in the period in which they are incurred. No interest was capitalized in the periods ended December 31, 2001 and 2000.

3. PRINCIPAL ACCOUNTING POLICIES - Continued

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net profit as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Company's board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Company's employees, and assets acquired through this fund shall not be taken as the Company's assets.

For the purpose of these financial statements which are prepared in accordance with IAS, appropriations to staff bonus and welfare fund, if any, are treated as a charge to the statement of operations.

(j) Financial instruments

Financial assets

The Company's principal financial assets are bank balances and cash (including restricted cash), trade and other receivables.

At December 31, the Company had the following deposits with banks:

	2001	2000
	RMB	RMB
Bank balances and cash:		
RMB deposits and cash	1,568,832	12,984,980
US$ deposits (RMB equivalent)	6,532,229	-
Restricted cash:		
US$ deposits (RMB equivalent)	-	59,883,775
	8,101,061	72,868,755

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include trade and other payables. Trade and other payables are stated at their nominal value.

3. PRINCIPAL ACCOUNTING POLICIES - Continued

(j) Financial instruments-continued

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. Three customers account for 97% of total revenue. The failure of any of the customers to fulfill their contractual obligations could have a substantial negative impact on the Company. However, the management does not anticipate non-performance by those customers.

(k) Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which probably will result in an outflow of economic benefits that can be reasonable estimated.

(m) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as defined contribution plans where the Company's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

(n) Operating leases

Rentals payable under operating leases are charged to the statement of operations on a straight-line basis over the term of the relevant lease.

4. RELATED COMPANY TRANSACTIONS

For the year ended December 31, 2001, significant transactions between the Company and HWHP were as follows:

Description	Year ended December 31, 2001	Period from August 29, 2000 (date of establishment) to December 31, 2000
	RMB	RMB
Purchase of inventories	551,423	2,476,367
Purchase of property, plant and equipment	-	31,728,000
Purchase of land use rights	-	16,272,000
Reimbursement of pre-operating expenses	-	1,000,000
Sales of cinder	145,550	-
Rental of property, plant and equipment	10,000,000	1,506,849

As of December 31, 2001, the balance of RMB3,320,136 due to HWHP primarily arose from the above transactions. The amount is interest free, unsecured and repayable with no fixed due date.

5. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001, property, plant and equipment comprised:

	Land use rights	Construction in progress	Buildings	Machinery and equipment	Motor vehicles	Office equipment and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At January 1, 2001	16,272,000	-	-	38,784,000	-	-	55,056,000
Additions	-	9,312,705	21,608	159,401	228,670	273,556	9,995,940
Transfers	-	(2,042,476)	303,545	1,738,931	-	-	-
At December 31, 2001	16,272,000	7,270,229	325,153	40,682,332	228,670	273,556	65,051,940
Accumulated depreciation							
At January 1, 2001	135,600	-	-	323,200	-	-	458,800
Charge for the year	813,600	-	6,336	1,940,208	30,489	49,082	2,839,715
At December 31, 2001	949,200	-	6,336	2,263,408	30,489	49,082	3,298,515
Net book values							
At December 31, 2001	15,322,800	7,270,229	318,817	38,418,924	198,181	224,474	61,753,425
At December 31, 2000	16,136,400	-	-	38,460,800	-	-	54,597,200

Land use rights comprise "land use fees" paid to HWHP for the right to use the land where the Company is located for a period of twenty years.

The Company's land use rights have been pledged as security for certain long-term bank loans borrowed by HWHP.

6. EMPLOYEE WELFARE

In accordance with the regulations issued by the PRC Law of Enterprise Income Tax for Enterprises with Foreign Investment and Foreign Enterprises, the Company provides on a monthly basis for staff welfare expenses (14%), pension fund (20%), unemployment insurance (2%), medical insurance (6.5%), housing fund (4%) and injury insurance (1%) based on the total salary payment to its Chinese employees. The Company has no further obligation for employee benefits beyond the above contributions. In the year ended December 31, 2001, the Company's expense of such arrangements was approximately RMB1.1 million (2000: RMB0.5 million).

7. LEASE COMMITMENTS

At December 31, 2001, the Company had outstanding commitments under a non-cancelable operating lease, which falls due as follows:

	RMB
Within one year	10,000,000
In the second to fifth year inclusive	40,000,000
Over five years	138,494,000
	188,494,000

Operating lease payments represent rentals payable by the Company to HWHP for property, plant and equipment. The lease is for twenty years starting October 2000 and the annual rental is RMB10 million. The rental expense is not subject to adjustment during the term of the lease. The rental expense for the year ended December 31, 2001 was RMB10,000,000 (2000: RMB1,506,000).

8. CAPITAL COMMITMENTS

As of December 31, 2001, the Company had commitments of approximately RMB4.1 million for the construction of equipment.

* * * * * *

<u>HENAN YONGFENG ELECTRIC POWER CO., LTD.</u>
<u>AND HENAN ANFENG ELECTRIC POWER CO., LTD.</u>

REPORT AND COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

REPORT AND COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS | Page(s)

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

中国上海市黄浦路99号
上海滩国际大厦16楼
邮政编码: 200080

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1598

北京分所
中国北京王府井大街138号
新东安 德勤大楼十一层
邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 01-087

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF HENAN YONGFENG ELECTRIC POWER CO., LTD. AND HENAN ANFENG ELECTRIC POWER CO., LTD.

We have audited the accompanying combined balance sheet of the Henan Yongfeng Electric Power Co., Ltd. and Henan Anfeng Electric Power Co., Ltd. (the "Companies") as of December 31, 2001 and the related combined statements of income, changes in equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these combined financial statements present fairly, in all material respects, the combined financial position of the Companies as of December 31, 2001 and of the combined results of their operations and their cash flows for the year then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTES	Year ended December 31, 2001 RMB	Year ended December 31, 2000 RMB
Electricity sales		145,367,038	150,613,102
Operating costs and expenses:			
Fuel		(47,620,615)	(41,081,709)
Repairs and maintenance		(9,333,610)	(13,181,137)
Staff costs		(8,250,355)	(7,938,916)
Depreciation and amortization		(19,092,823)	(18,517,293)
Other operating expenses		(10,875,287)	(11,006,262)
Income from operations		50,194,348	58,887,785
Bank interest income		8,397,085	11,209,291
Interest expense		(26,765,305)	(29,413,064)
Loss on disposal of assets	3(n)	(3,940,500)	-
Other income	3(n)	13,883,215	8,844,353
Income before tax		41,768,843	49,528,365
Income tax expense	8	(7,121,110)	(10,234,750)
Net income		34,647,733	39,293,615

See accompanying notes to combined financial statements.

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2001

	NOTES	2001 RMB	2000 RMB
ASSETS			
Non-current assets			
Property, plant and equipment	5	330,852,712	344,482,540
Other assets		82,700	82,700
		330,935,412	344,565,240
Current assets			
Inventories	3 (d)	23,634,015	17,290,254
Trade receivables - related companies		14,237,391	935,516
- others		10,288,048	14,249,660
Notes receivable		7,710,000	
Other amounts due from a related company	4 (c)	27,200,000	6,200,000
Other receivables		10,893,848	6,813,679
Prepaid income tax		3,751,890	-
Restricted cash	6	208,218,816	217,748,268
Bank balances and cash		8,682,704	38,956,710
		314,616,712	302,194,087
Total assets		645,552,124	646,759,327
EQUITY AND LIABILITIES			
Capital and reserves			
Paid-in capital	1	160,000,000	160,000,000
Capital surplus		(253,120)	(253,120)
Retained profit		37,891,993	30,293,289
		197,638,873	190,040,169
Non-current liabilities			
Deferred tax liabilities	8	3,063,397	1,390,397
Current liabilities			
Trade payables		14,745,787	12,373,548
Amounts due to related companies	4 (d)	54,709,798	52,274,276
Accrued expenses and other payables		2,714,446	7,761,073
Short-term borrowings	6	372,679,823	382,919,864
		444,849,854	455,328,761
Total equity and liabilities		645,552,124	646,759,327

See accompanying notes to combined financial statements.

The combined financial statements on pages 2 to 15 were approved by the board of directors on January 6, 2002 and are signed on its behalf by:

DIRECTOR

DIRECTOR

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Paid-in capital RMB	Capital surplus RMB	(Accumulated loss) Retained profit RMB	Total RMB
Balance at January 1, 2000	160,000,000	(253,120)	(9,000,326)	150,746,554
Net income	-	-	39,293,615	39,293,615
Balance at December 31, 2000	160,000,000	(253,120)	30,293,289	190,040,169
Net income	-	-	34,647,733	34,647,733
Dividends	-	-	(27,049,029)	(27,049,029)
Balance at December 31, 2001	160,000,000	(253,120)	37,891,993	197,638,873

See accompanying notes to combined financial statements.

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Year ended December 31, 2001 RMB	Year ended December 31, 2000 RMB
Income before tax	41,768,843	49,528,365
Adjustments for:		
Interest expense	26,765,305	29,413,064
Bank interest income	(8,397,085)	(11,209,291)
Loss on disposal of assets	3,940,500	-
Other income	(13,883,215)	(8,844,353)
Depreciation of property, plant and equipment	19,092,823	18,517,293
Operating cash flows before movements in working capital	69,287,171	77,405,078
Increase in inventories	(6,343,761)	(6,684,400)
Increase in trade receivables	(17,050,263)	(761,062)
Increase in other amounts due from a related company	(21,000,000)	(6,200,000)
Increase in other receivables	(4,080,169)	(305,602)
Increase (decrease) in trade payables	2,372,239	(1,264,959)
Increase (decrease) in amounts due to related companies	2,435,522	(160,944,542)
Decrease (increase) in accrued expenses and other payables	(5,046,627)	3,618,519
Cash generated by (used in) operations	20,574,112	(95,136,968)
Interest paid	(26,765,305)	(29,889,371)
Income taxes paid	(9,200,000)	(10,277,922)
Other income received	13,883,215	8,844,353
Net cash used in operating activities	(1,507,978)	(126,459,908)
Investing activities		
Bank interest received	8,397,085	7,071,601
Purchase of property, plant and equipment	(9,403,495)	(3,956,649)
Net cash (used in) generated from investing activities	(1,006,410)	3,114,952
Financing activities		
Decrease (increase) in restricted cash	9,529,452	(106,001,388)
Dividends paid	(27,049,029)	(3,344,995)
Repayments of loans	(35,080,000)	(221,652,280)
New loan raised	24,839,959	293,600,000
Net cash used in financing activities	(27,759,618)	(37,398,663)
Net decrease in cash and cash equivalents	(30,274,006)	(160,743,619)
Cash and cash equivalents at beginning of year	38,956,710	199,700,329
Cash and cash equivalents at end of year represented by bank balances and cash	8,682,704	38,956,710

See accompanying notes to combined financial statements.

1. ORGANIZATION AND OPERATIONS

Henan Yongfeng Electric Power Co., Ltd. ("Yongfeng") and Henan Anfeng Electric Power Co., Ltd. ("Anfeng") (together the "Companies") are two Sino-foreign co-operative joint ventures established in the People's Republic of China ("PRC") with their principal place of business at Gongyi, Henan Province, PRC. In February 1999, the Companies were approved by Henan Provincial Government as companies with foreign investment in the PRC. The operating period of the Companies is twenty years commencing on March 22, 1999 and expiring on March 21, 2019. The principal activities of the Companies are the generation and sale of electricity from the plant at Gongyi. The Companies commenced commercial operations on September 23, 1999. As at December 31, 2001 and 2000, the Companies had approximately 900 employees.

The registered capital of each company has been fully paid up. Both Yongfeng and Anfeng were owned 30% by Henan Gongyi No.2 Power Plant ("HGPP"), the Chinese party, and 70% by Peak Pacific Investment Co., Ltd., ("PPIC") incorporated in Singapore. In July, 2001, PPIC transferred its equity interest in both Yongfeng and Anfeng to Gongyi Peak Pte Ltd. ("GPP"), PPIC's wholly-owned subsidiary incorporated in Singapore.

Details of registered capital as at December 31, 2001 and 2000 are set out as follows:

	Anfeng	Yongfeng	Total
	RMB	RMB	RMB
Contributed by:			
HGPP	24,000,000	24,000,000	48,000,000
GPP	56,000,000	56,000,000	112,000,000
	80,000,000	80,000,000	160,000,000

2. BASIS OF PRESENTATION OF COMBINED FINANCIAL STATEMENTS

Anfeng and Yongfeng were established for the sole purpose of owning and operating the power plant at Gongyi, and accordingly, combined financial statements have been prepared to present the economic interest of the Companies in the power plant and its operations. All significant inter-company transactions and balance have been eliminated on combination.

The combined financial statements are presented in RMB, the currency in which the majority of the Companies' transactions are denominated. The combined financial statements were prepared in conformity with International Accounting Standards ("IAS"). This basis of accounting differs from that used in the accounts of the Companies, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

The major differences between IAS and PRC GAAP include:

- Capitalization of pre-operating expenses under PRC GAAP
- Adjustment to depreciation expense of property, plant and equipment to reflect more accurately the economic useful life of assets under IAS
- Adjustment of deferred tax under IAS to recognize the above temporary differences

3. PRINCIPAL ACCOUNTING POLICIES

The combined financial statements have been prepared under the historical cost basis.
The principal accounting policies adopted in the accompanying accounts of the Companies to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Electricity sales

Electricity sales represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity generated and transmitted to the electric delivery points stipulated in the Power Purchase Agreement ("PPA").

Revenues from the sale of electricity are recognized upon transmission of electricity. The electricity supplied is charged at rates calculated in accordance with the formula stipulated in the PPA. Tariff implementation is subject to the approval from the local pricing bureau. The current rate stated in the PPA is RMB0.261 per kilowatthour ("Kwh") (2000: RMB0.261 per Kwh) (net of VAT) and the rate approved by the local pricing bureau is RMB0.274 per Kwh (net of VAT).

(2) Interest income

Interest income earned from deposits placed with banks and other financial institutions is recognized on the straight-line basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

(c) Taxation

(1) Value-added tax

The Companies are subject to VAT at 17% on sale of electricity in accordance with the Provisional Regulations of the People's Republic of China on Value-Added Tax. The net VAT payable is the output VAT on sale of electricity less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(c) Taxation (cont'd)

(2) Income tax

In accordance with a circular issued by the State Council, effective January 1, 1999, production foreign investment enterprises throughout the PRC in the fields of energy and transportation infrastructure, subject to approval from State Administration for Taxation, may pay FEIT at the rate of 15%. The Companies have received approval from the state tax authority for this tax preferential treatment and the Companies' applicable tax rate is 15% effective January 1, 2000.

The charge for current tax is based on the results as reported in the financial statements prepared under PRC GAAP for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted at the balance sheet date.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and their carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

(d) Inventories

Inventories are stated at cost, calculated on a weighted-average basis.

At December 31, inventories comprised:

	2001	2000
	RMB	RMB
Fuel	17,484,815	11,248,043
Spare parts and consumable supplies	6,149,200	6,042,211
	23,634,015	17,290,254

(e) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other companies or exercise significant influence over the other companies in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The cost of property, plant and equipment contributed as capital is the revalued amount stipulated in the joint venture contract. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Depreciation and amortization is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Companies are as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

(g) Foreign currency translation

The Companies maintain their books and records in RMB which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences are dealt with in the income statement.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the income statement in the period in which they are incurred. No interest was capitalized in the years ended December 31, 2001 and 2000.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net income as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Companies' board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Companies' employees, and assets acquired through this fund shall not be taken as the Companies' assets.

For the purpose of these combined financial statements which are prepared in accordance with IAS, appropriations to staff bonus and welfare fund, if any, are treated as a charge to the combined statement of operations.

(j) Financial instruments

Financial assets

The Companies' principal financial assets are restricted cash, bank balances and cash, trade and other receivables.

At December 31, the following deposits were held with banks:

	2001	2000
	RMB	RMB
Restricted cash:		
US deposits (RMB equivalent)	208,218,816	217,748,268
Bank balances and cash		
Cash	311,752	284,481
RMB deposits	3,346,702	23,296,941
US$ deposits (RMB equivalent)	5,024,250	15,375,288
	8,682,704	38,956,710
	216,901,520	256,704,978

Trade receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(j) Financial instruments (cont'd)

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include interest-bearing bank borrowings and trade and other payables. Bank loans are recorded at the proceeds received. Finance charges are accounted for on an accrual basis. Trade and other payables are stated at their nominal value.

Credit risk

The Companies' credit risk is primarily attributable to its trade receivables. The Companies have only two customers. The failure of any one of the customers to fulfill its contractual obligations could have a substantial negative impact on the Companies. However, the management does not anticipate non-performance by the customers.

(k) Impairment

At each balance sheet date, the Companies review the carrying amounts of their tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Companies estimate the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of their recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Companies have a present obligation as a result of a past event which probably will result in an outflow of economic benefits that can be reasonably estimated.

(m) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as defined contribution plans where the Companies' obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(n) Other income

Other income represents the subsidy of RMB5,448,110 (2000: RMB8,844,353) received from a government department which was calculated as the equivalent of the current income tax expense of the Companies in that year and insurance compensation of RMB4,435,105 for machinery damage and of RMB4,000,000 for loss of income caused by the machinery damage.

4. RELATED PARTY TRANSACTIONS

(a) The Companies' related companies include the following:

Name of the related companies	Relationship with the Companies
HGPP	Chinese partner of the Companies
GPP	Foreign partner of the Companies
PPIC	The holding company of GPP
PPIC (Labuan)	Subsidiary of PPIC
Shijiazhuang Chengfeng Cogen Co., Ltd. ("Chengfeng")	Common foreign partner of the Companies
Henan Chinachem Electric Power (Gong Yi) Co., Ltd. ("Chinachem")	Common Chinese partner of the Companies
Yongan Aluminum plant ("Yongan")	Common Chinese partner of the Companies

(b) For the year ended December 31, 2001, the transactions between the Companies and the related companies were as follows:

Description	Year ended December 31, 2001 RMB	Year ended December 31, 2000 RMB
Transactions with PPIC		
Reimbursement of other expenses	-	583,281
Transactions with PPIC (Labuan)		
Draw down of short-term loans	24,839,959	-
Repayment of short-term loans	8,280,000	19,052,280
Interest accrued on short-term loans	10,228,082	11,617,258
Transaction with Chengfeng		
Temporary advance	21,000,000	6,200,000
Transaction with Yongan		
Sale of electricity	34,445,900	5,059,506

4. RELATED PARTY TRANSACTIONS (CONT'D)

(c) The balance is due from Chengfeng and is unsecured, non-interest bearing and repayable on demand.

(d) As of December 31, the balance due to related companies comprised:

	2001	2000
	RMB	RMB
Due to related companies:		
- HGPP	43,751,890	42,872,305
- PPIC	7,146,683	7,146,684
- PPIC (Labuan)	3,811,225	1,654,772
- Chinachem	-	600,515
	54,709,798	52,274,276

These amounts are interest free, unsecured and have no specific terms of repayment.

5. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001, property, plant and equipment comprised:

	Land use rights	Buildings	Machinery and equipment	Motor vehicles	Office equipment and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost						
At January 1, 2001	28,606,000	65,151,470	271,210,946	1,151,579	1,494,053	367,614,048
Additions	-	158,473	8,624,341	-	620,681	9,403,495
Disposals	-	-	(4,440,000)	-	-	(4,440,000)
At December 31, 2001	28,606,000	65,309,943	275,395,287	1,151,579	2,114,734	372,577,543
Accumulated depreciation and amortization						
At January 1, 2001	1,787,875	4,008,869	16,872,220	219,202	243,342	23,131,508
Charge for the year	1,430,300	3,263,009	13,569,751	230,516	599,247	19,092,823
Elimination on disposal	-	-	(499,500)	-	-	(499,500)
At December 31, 2001	3,218,175	7,271,878	29,942,471	449,718	842,589	41,724,831
Net book values						
At December 31, 2001	25,387,825	58,038,065	245,452,816	701,861	1,272,145	330,852,712
At December 31, 2000	26,818,125	61,142,601	254,338,726	932,377	1,250,711	344,482,540

5. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

Land use rights comprise land use fees paid to HGPP by the Companies for the right to use the land where the Companies are located for a period of twenty years. The land use rights were stated at the total cost that the Companies paid to HGPP.

Machinery and equipment with a net book value of RMB119,484,440 has been pledged as security for short-term bank loans (see Note 6).

6. SHORT-TERM BORROWINGS

As of December 31, 2001, short -term borrowings comprised:

Lender	Duration	Currency of borrowing	Interest rate (per annum)	Principal
			%	RMB
China Construction Bank	2001.10.11-2002.10.11	RMB	5.850	75,080,000
	2001.10.11-2002.10.11	RMB	5.850	36,920,000
	2001.10.27-2002.10.26	RMB	5.850	43,200,000
China Everbright Bank	2001.10.17-2002.04.17	RMB	5.850	93,000,000
PPIC (Labuan)	2001.04.18-2002.04.28	US$	10.00	99,639,864
	2001.01.15-2002.01.15	US$	-	24,839,959
				372,679,823

At December 31, 2001 short-term bank loans of RMB205,000,000 (2000: RMB217,400,000) were secured by the Companies' US$ deposits amounting to the equivalent of RMB208,218,816 (2000: RMB217,748,268), and loans of RMB43,200,000 (2000: RMB57,600,000) were secured by the Companies' machinery and equipment (see note 5).

7. EMPLOYEE WELFARE

In accordance with the regulations issued by Gongyi Municipal Government of Henan Province, the Companies provide on a monthly basis for staff welfare expenses (14%), pension fund (20%), unemployment insurance (2%) and injury insurance (1.5%) based on the total salary payment to their Chinese employees. The Companies have no further obligation for staff benefits beyond the above contributions.

In the year ended December 31, 2001, the Companies' expense of such arrangements was approximately RMB2.8 million (2000: RMB2.3 million).

8. INCOME TAX

	Year ended December 31, 2001 RMB	Year ended December 31, 2000 RMB
Income tax expense		
Current tax	5,448,110	8,844,353
Deferred tax	1,673,000	1,390,397
	7,121,110	10,234,750

Deferred tax liabilities	2001 RMB	2000 RMB
At beginning of year	1,390,397	-
Charge to income for the year	1,673,000	1,390,397
At end of year	3,063,397	1,390,397

Deferred tax charge for the year mainly represents the tax effect of temporary differences arising from property, plant and equipment and pre-operating expenses.

The charge for the year can be reconciled to the income before tax as follows:

	Year ended December 31, 2001		Year ended December 31, 2000	
	RMB	%	RMB	%
Income before tax	41,768,843		49,528,365	
Tax at income tax rate of 15%	6,265,326	15.00	7,429,255	15.00
Tax effect of permanent difference	(817,216)	(1.96)	1,415,098	2.86
Deferred tax effect of temporary differences	1,673,000	4.01	1,390,397	2.81
	7,121,110	17.05	10,234,750	20.67

9. COMMITMENTS

As of December 31, 2001, the Companies had no purchase commitments (2000: RMB8,260,000).

* * * * *

Infratil

Annual Report 2001

Contents

Infratil's vision is to be a successful infrastructure investment company, distinguished by its leading industry expertise and ability to continually add value to its investments. Infratil's objective is to outperform other utilities in terms of total shareholder return, without taking a high-risk profile.

Calendar

Final dividend paid	**8 June 2001**
Annual General Meeting	**16 July 2001**
Infratil Update publication	**September 2001**
Half year end	**30 September 2001**
Release of Interim Report	**November 2001**
Infratil Update publication	**March 2002**
Financial year end	**31 March 2002**

Infratil's Web Address is www.infratil.com

Infratil's website is updated regularly with New Zealand Stock Exchange releases and other information that may be of interest to our shareholders and bondholders. The site is also linked to the sites of the companies Infratil is invested in.

An original subscriber to the Infratil float in March 1994 would have received a return of 17.7% per annum in the following seven years, including dividends and assuming no further capital was subscribed for. This compares with a 4.9% per annum gross return on the NZSE40 Gross Index over the same period. Over that period, Infratil's net tangible assets grew at a rate of 18.9% per annum. < For the year to 31 March 2001, long term holders of Infratil shares enjoyed an equivalent pre-tax return of 32%, reflecting the share price appreciation from $1.18 to $1.37 and a fully imputed interim dividend of 4 cents per share (the 2000 final dividend was paid before 31 March 2000).

Infratil's Sharemarket Performance Relative to NZSE


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Infratil NZ Share Index
NZSE Capital Index

Infratil's Investment Performance, Net Asset Backing and Dividends


$2.50
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Net Tangible Assets per Share
Dividends per Share



- Infratil's consolidated net surplus after tax and investment realisations for the year ended 31 March 2001 **was $16.5 million.** The result includes consolidation of Wellington International Airport and, for two months, Glasgow Prestwick International Airport.
- Consolidated earnings before depreciation, interest and tax, excluding investment realisations and revaluations and after deducting minority interests, **were $35.5 million (+7.5%).**
- Total cash dividends and interest received from Infratil's investments, including Wellington International Airport, **were $27.8 million.**
- Investment realisations and revaluation gains were **$11.6 million.**
- Infratil closed its Infrastructure Bond programme in August 2000 with total issuance of **$150.6 million.**
- Infratil's interim and **final dividends totalled 9.25 cps** fully imputed. Infratil's share price rose from $1.18 to $1.37 over the year.
- Wellington International Airport's earnings before depreciation, interest and tax to 31 March 2001 were **$23.6 million (+23.6%).**
- Infratil made its **first international purchase** with the acquisition of 67% of Glasgow Prestwick International Airport for £14.8 million.


Glasgow Prestwick

Port of Tauranga achieved a **net surplus after tax of $19.6 million** for the year ended 30 June 2000, followed with $10.6 million in the six months ended 31 December 2000. POT has expanded its South Auckland METROPORT and, with Northland Port Corporation, is building a new port at Marsden Point in Northland.

- TrustPower's net surplus after tax for the six months ended 30 September 2000 was $16.9 million. Dividends of 17.06 cps were paid during the year ended 31 March 2001. TrustPower has **increased customers to 280,000, from 220,000 a year** earlier, to become New Zealand's third largest retailer.

From left:
Kevin O'Connor
Chris Lindell
Duncan Saville

From left:
Paul Ridley-Smith
Tim Brown
Lib Petagna
Lloyd Morrison

From left:
Bruce Harker
Terry McAlister
David Newman



K J O'Connor

Mr O'Connor is the Chairman of Utilico International Limited and a member of the Takeovers Panel.
Mr O'Connor has been involved in the provision of advisory services to the electricity and port sectors.

C J Lindell

Mr Lindell is the Managing Director and Vice President of Alliant International New Zealand Limited, a wholly owned subsidiary of Alliant Energy Corporation of Madison, Wisconsin, USA. He has been with Alliant Energy and its predecessors since 1981, over the years serving management roles in Information Systems, Field Operations, Quality Improvement and Strategic Planning. Mr Lindell is also a Director of TrustPower Limited.

D A R Newman

Mr Newman, a Chartered Accountant, is the Chief Executive of the Institute of Directors in New Zealand, a Director of Wellington International Airport Limited and was formerly Managing Director of BP New Zealand Limited.

D P Saville

Mr Saville, a Chartered Accountant is a Director of Special Utilities Investment Trust plc, Utilico International Limited and Glasgow Prestwick Holdings Limited. Mr Saville is a non-executive Director of two listed UK water utilities.

The financial year under review provided Infratil shareholders with **good returns** despite unsettled global markets. The Company is also well placed to continue to **deliver shareholder value** in future. The main operational themes to the year were Infratil's positioning for growth and for managerial and strategic influence in its investee companies.

Divestment from the electricity lines industry is almost complete, with the proceeds, in effect, reinvested in airports. In the short term, this results in reduced cash income as lines companies are mature cash-yielding investments. However, the higher rates of return anticipated from airports and their strong growth prospects are expected to deliver long term profits. The investment in Glasgow Prestwick International Airport, being outside of New Zealand, is also helping Infratil redefine its investment horizons.

Infratil continues to seek a positive and meaningful role in its investments. This involvement is increasingly necessary as the utility sector becomes more complex, risky and competitive.

During the year, Infratil issued $29.2 million of Infrastructure Bonds, bringing total issuance to $150.6 million before the programme was closed. This debt funded investments and assisted Infratil achieve an efficient capital structure. It also enabled Infratil to reserve much of its $90 million of bank lines. On the other hand, the debt has resulted in a fixed annual interest cost of $12.0 million per annum that has impacted on current reported earnings. In the medium term, your Board considers that the benefits of investment appreciation will more than outweigh the funding costs and risks and is in keeping with the Company's goals of long term income and capital appreciation.

Financial Results

Infratil's consolidated net surplus after tax and investment realisations for the year ended 31 March 2001 was $16.5 million, compared with $34.2 million for the previous year. The reduced result principally reflected three factors:

- Realisation gains and revaluations fell to $11.6 million from $22.2 million. In the latest year Infratil sold its residual interest in CentralPower and most of its shares in Powerco for a gain, but also incurred a loss on the sale and write down of its Natural Gas Corporation ("NGC") holding (excluding the shares sold back to NGC where the price is awaiting the arbitrator's determination).
- Interest costs of $13.0 million were up from $9.4 million. The interest charges consolidated from Wellington International Airport and Glasgow Prestwick also increased to $11.1 million from $6.6 million.
- Dividend income from investments was lower.

Realisation gains vary from year to year depending on investment sales. The higher interest costs relate to funding investments that have occurred over the last 18 months. Dividend income has fallen due to the sale of high cash-yielding investments, especially CentralPower, and more growth orientated reinvestment.

Partially offsetting these factors has been increasing earnings from Wellington International Airport. Infratil's goal is to build on the earnings growth projected for each of its major investments and to see its own income, and returns to shareholders, grow correspondingly.

Investment Management

Looking back over the year, your Board considers that good outcomes have been delivered, especially in the context of unsettled world capital markets, albeit some results may be disappointing, such as at NGC.

Management of core investments > Infratil had a year of active involvement with its major investments in TrustPower and Wellington International Airport. At TrustPower there has been the board participation of Chris Lindell (Director of Infratil and Alliant Energy NZ) and Dr Bruce Harker (of H.R.L. Morrison & Co) and active dialogue with the other major shareholders over the long-term ownership and structure of the company. At Wellington International Airport there has been participation in preparation for the renewal of airline contracts and with the Commerce Commission airport pricing inquiry.

Divestment > There were sales of Infratil's successful investments into the electricity distribution industry and of the less successful investment into NGC. While the CentralPower and Powerco divestments were prompted by the Electricity Industry Reform Act, developments at NGC illustrate the problems of not 'having a say' in the direction of an investee company.

Investment > In addition to considering a number of new opportunities in the utilities and technology sectors, Infratil made its first international purchase with the acquisition of 67% of Glasgow Prestwick International Airport. The Company also "topped-up" its interests in Tranz Rail and TrustPower.

Investment Intentions

Over the year Directors and management actively debated Infratil's appropriate investment horizons. It was concluded that Infratil should look at opportunities where it has expertise, or can partner with expertise, and where it can influence the strategic and operational directions of investee companies.

Infratil remains committed to its core agenda of investment in the infrastructure and utilities sectors in New Zealand. However the definition of what constitutes infrastructure is becoming blurred. Is retailing electricity infrastructure? The sale of electricity or telecommunications over the internet? The means of delivering utility services are changing as are the core attributes of many utilities. In particular, technology is increasing competition, and the human factor is becoming crucial. As practical examples of these factors, Infratil's management has considerable expertise in airports. A significant part of an airport's business is the provision of services to passengers. Infratil finds itself indirectly involved with airport catering and retailing.

Offshore investment is something your Board has approached with caution. Factors such as currency risk and taxation are intrinsically difficult, and there is the problem of not being on the ground to get early warning of problems nor having on the ground resources to deal with them once they have arisen. The expertise of Morrison & Co in European airports was a key factor in Infratil's decision to make the Glasgow Prestwick investment. While your Board is still of the view that there are good investment opportunities in New Zealand, the Company is willing to build on its experience at Glasgow Prestwick to take further advantage of the contacts and deal flow that Morrison & Co has built offshore over the last seven years.

Communications with shareholders over recent times have signalled potential investment by Infratil in areas of new technology, which relate principally to the infrastructure and utilities sectors. A number of opportunities have been considered, but none has met Infratil's investment criteria. Morrison & Co has been active in its own right and on behalf of Infratil in the technology area, with the result that investment opportunities may arise in the current year.

Environment

The boom and bust of the "tech bubble" has passed without an impact on Infratil while New Zealand's intermittent economic activity has similarly had little effect. For Infratil, the most critical environmental development is the ongoing increase in competitive pressures in all the markets where Infratil is invested.

Ports are competing for shipping services and trade. Electricity companies are competing for customers. Airports are competing for airline patronage and to provide services to terminal users.

It is ironic that while technology, globalisation, and more aggressive business practices are generating these results we have the Minister of Commerce instigating price control inquiries and increasing the price control powers of the Commerce Commission. However, importantly, the "light-handed" approach to regulation, which has assisted in the development of a vibrant competitive utility sector in New Zealand, continues to be supported by Government.

Another development is the introduction of the Takeovers Code from 1 July 2001. The Code has an impact on Infratil which is in the "no fly zone" with its shareholdings in Port of Tauranga and TrustPower (the Code effectively stops shareholders ending up with between 20% and 50% of a company: the "no fly" zone. Although shareholders already in this zone are not obliged to change their holdings).

Financial Position

Infratil's Financial Statements set out in this report consolidate Wellington International Airport and Glasgow Prestwick with other assets treated as investments. It should be noted that Infratil does not have a liability in respect of the debt borrowed by either Wellington International Airport or Glasgow Prestwick. It is recognised that in some respects the consolidation leads to opaque figures.

As at 31 March 2001, if Infratil's investments in the two airports are valued at cost and other investments are valued at market, net assets would be $323 million with debt funding 33.5% of assets.

Management

The Board acknowledges the experience and expertise of Infratil's manager, Morrison & Co, which has continued to be of substantial benefit to Infratil and its operations in the year under review.

Dividends

Total fully imputed dividends declared for the year were 5.75 cents per share ordinary and 3.50 cents per share special. The dividends reflect not only Infratil's financial results and position, but also its policy of, when possible, passing through available imputation credits to shareholders.

Capital and Share Buy Back Programme

As at 31 March 2001 Infratil had 185,807,572 shares on issue. During the year 3,520,000 shares were repurchased at an average price of $1.16 and cancelled.

In the notice of meeting for the 2001 General Meeting Infratil intends to give a disclosure document renewing the share buyback programme. It is also intended that the buyback programme be extended to enable Infrastructure Bonds to be repurchased.

Actual repurchases reflect the Directors' view on the appropriate exercise of their discretion in this area. Your Directors will assess the situation before progressing any repurchase of either shares or Infrastructure Bonds.

Name Change

Your Board decided it was appropriate for the Company to change its name from Infrastructure & Utilities NZ Limited to Infratil Limited and this has occurred. Since its inception seven years ago, the Company has been generally referred to as Infratil and the change will simplify media and other coverage.

The Annual Meeting

This year's Annual Meeting will be held at 3.00pm on 16 July in Wellington.

Looking Ahead

At each of our core investments, Wellington International Airport, Port of Tauranga, Glasgow Prestwick International Airport and TrustPower, we see opportunities to build on achievements to further increase returns. We are also looking at new opportunities in infrastructure and technology, while managing our portfolio to ensure that each investment is justified in the light of both our targets and alternative uses of capital.

Kevin O'Connor
Chairman


1

1 Glasgow Prestwick
2 Marsden Point
3 Metroport
4 Port of Tauranga
5 Kaimai
6 Matahina
7 Patea
8 Tararua
9 Wellington International Airport
10 Arnold
11 Coleridge
12 Waipori


Infratil
Governance
INFRATIL BOARD
Management Contract
Co-Investment Agreement
HRL MORRISON & CO GROUP
Ownership
ALLIANT ENERGY
Directorships
67% GLASGOW PRESTWICK INTERNATIONAL AIRPORT
66% WELLINGTON INTERNATIONAL AIRPORT
24.6% PORT OF TAURANGA
26.4% TRUSTPOWER
OTHER
2
3
4
5
6
7
8
9
10
11
12


Infratil Holdings
TrustPower 32.4%
WIAL 23.7%
Glasgow Prestwick 10.0%
Port of Tauranga 22.0%
Other 11.9%

This has been a year of intensive management involvement, in some instances leading to immediate results, such as the various investments and divestments that have occurred. In other instances the work will show rewards in later years.

The achievement of Infratil's first offshore investment is a particular milestone. Morrison & Co has been investigating investment in European airports since 1997 and the £14.8 million investment in Glasgow Prestwick International Airport was made against a background of considerable knowledge of the European airports sector.

The role of Infratil's management with respect to existing investments has also been graphically illustrated at Wellington International Airport and TrustPower. At the Airport there has been close participation in the preparation for the 2002 roll-over of the airline contracts. At TrustPower there has been intensive involvement with the other shareholders, reflecting the impact of the impending Takeovers Code. The differences are notable. At the Airport we are working directly on enhancing the financial returns for shareholders. At TrustPower the process is once removed. We believe there are steps that could enhance returns, but with different agendas at Board level, which has been apparent for some 12 plus months, achieving a cohesive direction is critical for the benefit of all shareholders.



Glasgow Prestwick is on a 340 hectare site, approximately 35 minutes by road from Glasgow. Its **long runway** and **clear weather** allows unrestricted operation, and it has good road/rail connections to Scotland and England.

Investment

On 19 January 2001 Infratil paid £14.8 million for a 67.3% interest in Glasgow Prestwick. The total purchase cost was £34.5 million with the balance of equity (£7.2 million) being invested by the Special Utilities Investment Trust plc, a UK based utility investor, and a consortium of Scottish business interests. Debt was provided by the Royal Bank of Scotland.

The price is considered to represent good value given the prospects of the Airport, comparable airport valuations, and the ability of Morrison & Co to add value to the investment. Since acquisition, Phil Walker, Matthias Seidenstücker and other Morrison & Co executives have been intensively involved with developing and implementing Glasgow Prestwick's business plan, which has entailed significant changes to its commercial operations, in particular retail, food and beverage, and car parking.

The opportunity to participate in the investment, which was an exclusive negotiation rather than a competitive tender, came about as a result of Morrison & Co's involvement in the European airport sector where it has managed a number of airport bids for a range of investors. Infratil chose to participate because of the scale of the investment, its return prospects and its managers' expertise.

Operations

Glasgow Prestwick's business is diversified. Revenue is derived from aeronautical services provided to passenger and freight airlines, passenger ground services, terminal facilities and concessions, and warehousing and other ground services for freight operators.

Budgeted revenue for 2002 is ahead of business case, with the approximately £16 million broken down in the proportions in the chart below.



Net earnings reflect a weighting towards services provided to passengers (shops, restaurants, car parking) and property related activities. The current profitability of passenger aeronautical services is modest due to the level of charges and utilisation. Glasgow Prestwick has no material regulatory issues.



Glasgow Prestwick Budgeted Revenue

- **Property** 20.5%
- **Passenger Aeronautical** 6.5%
- **Concessions** 21.6%
- **Freight Aeronautical & Warehousing** 41.8%
- **Military & Other** 9.6%

Recent traffic developments include:

- The Airport had 1,026,000 passengers in the year to April 2001, up 41% from 727,000 in the previous year.
- Ryanair's recent addition of new routes has increased its seat capacity out of Glasgow Prestwick by 26% over the level of 2000.
- New freight services were introduced by Cargolux (which now has 8 weekly 747 services) and Polar (now 6 weekly 747 services linking New York Prestwick-Amsterdam). Glasgow Prestwick has 23 weekly 747 freight services.

Prospects

Infratil's investment business case for Glasgow Prestwick has focussed on the Airport's growth opportunities, which reflect a combination of factors:

- The Airport is unimpeded by noise or weather constraints and has excellent runway and terminal facilities, originally constructed when the Airport was Scotland's main transatlantic gateway. These are operating well below capacity and passenger throughput could treble from current numbers without requiring significant capital expenditure and without materially increasing the Airport's fixed cost base. The Airport also has significant ground space available for aeronautical related use such as freight warehousing and aircraft maintenance facilities.
- Competing airports at BAA Glasgow and Edinburgh are capacity constrained. In terms of freight, they are not major competitors of Glasgow Prestwick, which is also able to offer London delivery times that are competitive against those achievable through London airports. The Airport also has two advantages for low-cost passenger services, low aeronautical charges and turn-round times that are faster than industry standards.
- Traffic growth, whether from freight or passenger services, not only provides incremental aeronautical income growth, it also leads to new opportunities. This is especially in the areas of passenger services. As passenger numbers increase so will the range and quality of services provided and the Airport's per passenger income. Glasgow Prestwick's achievement of one million passengers in the year to April was an important milestone in attracting quality concessionaires to provide services.



Photo: The Evening Post

Phil Walker, ^
Head of Morrison & Co's airports group & Chairman of Glasgow Prestwick
Matthias Seidenstücker



^ John Baillie, Director Glasgow Prestwick
Phil Walker


A9
M90
M80
M8
A71
A77
A70

European Low-cost Airlines


Dublin - London
Passengers (millions)
Ryanair starts
London - Pisa
Passengers
Ryanair starts

Low-cost airlines commenced significant European operations in 1992 when Ryanair launched its services following the example of the highly successful US carrier Southwest Airlines. Progressive deregulation of the European airline market in the 1990s saw rapid expansion and the emergence of airlines such as EasyJet, Virgin Express and Buzz, although Ryanair remains the leader of the sector.

The combination of direct routes (rather than hub services) and low fare "no frills" service is attractive to passengers. Air transport is very price elastic and the arrival of a low-cost carrier to an airport typically leads to significant increases in traffic growth.

Despite low fares, Ryanair's low costs (notably from direct sales of tickets on the web www.ryanair.com) and efficient capacity utilisation has resulted in higher profits than most traditional full-service airlines.

As illustrated in the table, the European low-cost sector has grown by a compound rate of more than 80% per annum in the five years to 1999, at which time it made up 4% of all intra-European flight capacity. This is less than half the US market share of low-cost carriers. Further growth is expected, which is reflected in the aircraft orders of the low-cost airlines, with Ryanair aiming to increase its passengers to 14 million by 2006.

Million Seat Kilometres

	1999	1998	1997	1996	1995	1994
Ryanair	4,640.9	3,541.6	2,363.7	1,695.7	1,229.0	779.9
EasyJet	4,047.0	1,923.3	1,371.8	298.4	0.0	0.0
Debonair	1,691.4	1,056.6	858.3	249.3	0.0	0.0
Virgin Express	3,295.6	4,480.9	529.8	0.0	0.0	0.0
Go	2,780.1	502.9	0.0	0.0	0.0	0.0
Total low cost	16,455.1	11,505.3	5,123.6	2,243.3	1,229.0	779.9
Total Market	409,286.1	371,368.4	347,064.0	319,411.9	296,745.7	269,775.7
Low-cost share	4.0%	3.1%	1.5%	0.7%	0.4%	0.3%



Wellington International Airport is on a 111 hectare site 8 kilometres from the city centre. In the year to 31 March 2001, it had **3.2 million domestic** and **0.5 million international passenger movements** from 112,736 commercial aircraft services.



The Airport operates its business on a "landlord model". It owns all property but, other than managing key aeronautical services, performs few ground services, which are undertaken by tenants. Infratil has a 66% interest in Wellington International Airport that was acquired over the period November 1998 to March 1999. Infratil's investment cost is $116.8 million, which remains Infratil's book value.

Wellington International Airport produced a 23.6% increase in earnings before interest, depreciation and tax to $23.6 million with Infratil receiving cash income of $8.4 million.

The result was reduced by extraordinary costs of over $1.2 million from the Commerce Commission airport pricing inquiry and the default of Tasman Pacific (which traded as Qantas New Zealand). In addition, an estimated opportunity cost of about $1.0 million resulted from lower than expected domestic passenger growth, stemming partly from ongoing fall-out from the Ansett New Zealand pilots' strike in the previous financial year. Management of the Airport has responded positively to the challenges of the adverse events.

The coming year heralds a more competitive and vibrant airline industry for New Zealand that should benefit the travelling public and Wellington International Airport. Especially encouraging is the entry, and growth plans, of Air New Zealand's low-cost carrier, Freedom Air, and the prospect of a genuine third jet operator domestically and on the transtasman with Virgin Blue.

Aeronautical Operations

The Airport's year was characterised by a slow first half reflecting the domestic economy over that period and capacity constraints on the transtasman service. In the second half activity improved in line with the economy and from Qantas Airways adding 16% capacity to its transtasman service.

The latter part of the year was, however, marred by the poor performance of Qantas New Zealand which, anecdotally, resulted in high fares and suppressed passenger growth. To compound their deficiencies, after balance date Qantas New Zealand went into default, reputedly owing several tens of millions of dollars.

Wellington International Airport has written off almost $0.7 million in the year to 31 March 2001 from the default and is facing an opportunity cost at the beginning of the current year, albeit a cost that is projected to be mitigated once Air New Zealand and Origin Pacific have increased domestic services and Freedom Air and Qantas Airways have established their planned operations.

Directors Mayor Mark Blumsky <
and Lloyd Morrison
with CEO John Sheridan



Wellington Tourism

While surveys indicate that 65% of the passengers using the Airport originate in the Wellington area and only 6% are of non New Zealand origin, inbound international tourism is growing and showing prospects of having an increasing impact in future.

In the year to 31 December 2000, international tourist visits to Wellington increased 15% which was the fastest rate in New Zealand, although Wellington still has only a little over 6% of the market.

Passenger Services & Property

Passenger services continued to perform well with per passenger spend rates up over the year. Property income increased over 60% to $1.8 million due to a number of new leases being agreed.

Prospects

Looking forward, the demise of Qantas New Zealand may clear the way for more vigorous airline competition, especially if Virgin Blue is allowed to fly transtasman by the New Zealand and Australian Governments. Passenger demand has historically been very price elastic, with new entrant airline competition being a consistent stimulant of significant traffic growth. An airline community of Air New Zealand, Qantas Airways, Origin Pacific, Freedom Air and Virgin Blue would ensure both an increase in available seats and a far wider range of travel options for the public.



Tim Brown ^
GM Operations Graeme Ware



Paul Ridley-Smith ^
Finance Manager Mike Basher

Over the last year Wellington International Airport has been preparing for a Commerce Commission review of airport pricing. While the process has been time consuming and expensive it has entailed thorough consideration of the Airport's return on assets and pricing. In June 2002, the Airport's existing airline pricing agreements expire and the Airport intends to seek new pricing terms to bring returns on aeronautical assets up to more reasonable levels.

The existing airline contract was introduced in 1997. It enabled Wellington International Airport to develop its current multi-user terminal. The new terminal is available to all airlines, rather than having some airlines own parts of the facilities. This avoids requiring new entrants to build their own terminals, as happened with Ansett when it arrived in New Zealand.

For any interested party, Wellington International Airport's submission to the Commerce Commission is available on the Commission's website www.comcom.govt.nz. Also on this site are the submissions of the other airports and the representatives of the major airlines.

Financial performance

$m	2001	2000	1999[1]	1998	1997	1996
Total revenue	35.80	31.25	29.05	27.73	25.85	25.05
Aero	24.06	22.03	21.40	20.84	19.43	18.28
Other revenue	11.74	9.22	7.66	6.89	6.42	6.77
Operating cost [2]	10.96	12.15	12.91	12.03	12.15	11.17
EBITD	23.60	19.10	16.16	15.59	13.71	13.88
Net surplus attributable to shareholders	8.18	6.85	6.58	4.39	3.86	4.57

1. 9 months annualised. **2.** For 2001 excludes write-offs and costs associated with the Commerce Commission inquiry which totalled $1.27million.

Since Infratil acquired control of Wellington International Airport on 30 March 1999, revenue is up 23.2%, operating costs are down 15.1% and earnings attributable to shareholders have increased 24.3%.

Wellington International Airport

Passenger Movements


Domestic
International

Profitability


Net Profit Attributable to Shareholders

Aircraft


Domestic
International

Real Costs (CPI Adjusted)



Income Per Passenger


Total Non-Property Income Per Passenger
Aeronautical Charges

Return on Aeronautical Assets




DIRECT EAGLE
PROBULK

Port of Tauranga wholly owns the Tauranga port and is a 50% partner in a new deep water port that is being developed at Marsden Point in Northland. The Tauranga facility is **New Zealand's largest port by tonnage** and second largest by number of containers.



POT also owns METROPORT in South Auckland. Tauranga's catchment is New Zealand's main forestry and dairying regions. Marsden Point will be a bulk facility focussed on Northland's forestry. METROPORT is integrated with the Tauranga port and acts as a container collection and dispatch facility in South Auckland.

Infratil owns 24.6% of POT. It has a book value (cost) of $31.5 million and had a market value as at 31 March 2001 of $109.0 million.

Operational Performance

In 2000 POT continued to build on its previous record performance, despite log volumes being down due to weak prices.

The year's notable achievements include:

- Expansion of METROPORT to a seven days a week operation;
- Agreement with Northland Port Corporation to build a new port at Marsden Point with construction underway and completion expected early 2002;
- New shipping services from FESCO New Zealand Express Line. Tauranga is to be its sole North Island call for a weekly service to the Far East that is expected to add 20,000 TEUs (standard length containers) per annum;
- METROPORT gained a significant boost from ANZDL (the main shipping line user of METROPORT) entering into a vessel sharing arrangement with three other lines over their North American services. The agreement between ANZDL, FESCO, Columbus Line and P&O Nedloyd means that 104 North American services per annum will run through Tauranga. This is Columbus Line's first service with POT and is the first time P&O Nedloyd has undertaken a North American service out of POT.

  When the four lines formed the joint service they tendered their port requirements between POT and Ports of Auckland and POT's success was testament to its service quality and cost;
- The North Asia joint service involving COSCO and the three Japan Conference line shippers, MOL (Mitsui OSK), P&O Nedloyd and NYK, moved from a fortnightly to a weekly service;
- New services, predominantly for cars, were started by Wallenius Wilhelmsen, and Kiwi Car Carriers;
- Construction commenced of a new special purpose facility for Anchor Dairy Products that is being constructed on POT's land;
- P&O opening a three hectare container park at the Tauranga Port;
- A strategic alliance with the Port of Brisbane for sharing technology, marketing and trade information.

Expansion

Since the expansion of its container capacity a decade ago, POT's goal has been to build its container volumes at Tauranga to augment its core forestry trade. Over the last two years the near 150% growth in containers and the attainment of the status of New Zealand's second largest container port has signalled the success of their strategy.

POT's approach to increasing volume was to establish **METROPORT** in South Auckland to capture container trade from that catchment. This trade was then used to encourage shipping lines to provide more frequent services that in turn encouraged more exporters to prefer Tauranga.

Tauranga's growth in key commodity exports is apparent (see charts). It may also be noted that its share of logs is falling due to the increased volumes being exported from the Northland forests, but from next year those logs will be going through a port that will be half owned by POT.

Port of Tauranga Financial Performance (Years Ended 30 June)

	6m to Dec 2000	2000	1999	1998	1997	1996
Total Revenue ($m)	37.12	69.87	52.89	46.20	44.69	39.78
EBITD [1] ($m)	23.13	41.06	31.50	27.53	27.15	23.67
Net Surplus After Tax ($m)	10.58	19.65	18.10	11.65	12.22	9.05
Earnings per share (cps)	13.8	25.7	23.7	15.3	16.0	11.8
Dividend per share (cps)	9.0	38.0	38.0	13.0	11.0	6.5

1. EBITD is a measure of the free cashflows generated by the business, being earnings before interest, tax and depreciation.

Dr Graeme Thomson <
Susan Clifford



Port of Tauranga's Share of North Island Trade

Meat Exports


POA
Napier

Non-Log Forestry Exports


POT
POA
Napier

Log Exports


POT
Whangarei
Gisborne
Napier

Dairy Exports


POT
POA
Napier

Port of Tauranga Trade

Containers and Imports


Imports
Containers

POT Total Trade


Forestry Exports
Other Exports
Imports
Tonnes (millions)



TrustPower is a national electricity generation and retailing company. Its **33 hydro stations** and one wind farm are capable of generating about 1,800GWh in a year of average rainfall. This is about 5% of New Zealand's total generation and would **supply 225,000 average households.**

TrustPower provides electricity to approximately 280,000 customers, about 14% of the market. While its own generation and residential sales are approximately balanced, TrustPower is also a leading supplier of electricity to New Zealand's larger consumers. This energy is purchased via the wholesale market with a sophisticated range of contract and hedge management tools used to mitigate risk.

Infratil owns 26.4% of TrustPower with its energy partner Alliant Energy NZ holding 17.3%.

Results

In the six months ended 30 September 2000, TrustPower achieved a net surplus of $16.9 million, up from $15.2 million for the comparable period in 1999. In the year to 31 March 2001, Infratil received $9.5 million cash dividends, plus imputation credits, on its $79.9 million investment (book value cost at the start of the period).

Operations

After six years of electricity industry restructuring, the last year has been stable and the focus has been operational with marked competition in both retail and wholesale markets.

Retail > In electricity retailing, which companies are 'winning', which are making money, and how, is as yet uncertain, but it is apparent that TrustPower's increase in customer numbers marks it as a market leader. It has built its retail base to 280,000 customers from 220,000 a year earlier.

This gain has been achieved by focussing on quality of service, proactive marketing, and by offering competitive, but not loss-making, prices. However, while the new customers should make an immediate positive margin contribution, marketing and switching costs will probably still cause a net cost in the first year of the relationship. TrustPower's 60,000 new customers may result in a short-term net cost, but after that first year, the added value should be significant.



Generation Management and Development > With 34 individual power stations (albeit some are small and others are inter-linked) TrustPower has also been active enhancing their operation and co-ordination while developing additional generation options.

All of TrustPower's hydro generation were previously owned by either small local power companies (Waipori, Patea, Kaimai, Arnold) or a state-owned semi-monopoly (Coleridge, Matahina, Highbank). In all cases the incentives or ability to fully develop plant was not in place and TrustPower is now exploiting their comparatively low cost development options. Coleridge, in mid Canterbury, is a good example. It is the oldest operating station in New Zealand, yet since TrustPower has acquired Coleridge it has increased output by 30% with a comparatively small development.

George Royal <
John Culy
Matthew Civil



Energy Risk Management > Management of electricity price risk is a third critical leg of TrustPower's business. The risks of mis-management are obvious from the two price graphs (facing page). The first compares monthly prices over the last two years. The second compares prices over the last year at two points in the national grid; Otahuhu in the North Island and Benmore in the South Island.

Any power buyer who did not anticipate or hedge the price rise that occurred this year or the difference between North and South would have done poorly. Notably, the factors behind the price developments would have been difficult to forecast. Otahuhu prices were high due to outages in both the Taranaki and Otahuhu Combined Cycle Gas Turbine stations. As these stations returned to operation, the South Island suffered a drought so Benmore prices rose sharply.

Avoiding adverse electricity price movements is particularly difficult for hydro generators. A drought in the major catchments of Waitaki, Clutha, Manapouri, and Waikato quickly reduces lake levels and threatens hydro generators with the possibility of running out of water. This increases market prices at the very time when a hydro power station's output is reduced. The lower chart on the page facing shows simulated monthly production at TrustPower's Coleridge power station using the actual rainfall of ten different years. The significant variations in monthly and annual output are apparent.

The effect of such fluctuations in price and output on TrustPower's income is unpredictable in the short term as the impacts may be mitigated with hedges. Over the longer term, profitability will tend to be driven by underlying price movements and retail margins.

In the year to 31 March 2000, the average wholesale electricity price at Haywards (the North Island reference point) was $27.34/MWh, in the following year it was $36.47/MWh. Over the next few years it is projected to reach the long run level of $52.20/MWh in a year of normal rainfall and will go higher with drought. On TrustPower's 1.8 million MWh of annual generation an increase of price from that in 2000 to the long run level would result in $44.7 million of additional income with no increase in costs, other things being equal.

Financial Performance (Years ended 31 March)

	6m to 30/9/00	2000	1999	1998	1997	1996	1995[3]
Total Revenue ($m)	255	429	189	147	131	112	74
EBITDA[1] ($m)	41	69	53	52	44	33	19
Net Surplus After Tax ($m)	16.9	26.8	17.2	21.2	16.4	11.1	8.7
Dividends (cps)	9.21	16.51	16.16	14.45	11.74	6.29	5.27
SHF2 ($m)	598.5	596.0	581.6	302.9	259.8	151.2	146.3
Debt ($m)	139.8	145.9	119.6	84.7	67.4	91.0	23.9
Customers	230,000	220,000	208,000	97,000	88,000	87,000	
Generation (GWh)	922	1,498	479	290	360	340	160

1. EBITDA is a measure of free cashflow generated by the business being net operating earnings before interest tax depreciation and amortisation. **2.** including convertible notes. **3.** 15 month period

TrustPower Ownership

There were no significant changes to TrustPower's ownership over the year. Control remains fragmented, in particular between Infratil and its partner Alliant Energy on the one hand and Australian Gas Light Co (AGL) on the other. As AGL is the majority owner of TrustPower's competitor Natural Gas Corporation (NGC which now trades as On energy) this has resulted in a board that has been slow to implement change and has not been ideal in encouraging TrustPower's strategic development.

Infratil's management has been working to remedy the ownership stand-off, but the price at which parties are willing to deal has been an impediment. The arrival of the Takeovers Code on 1 July 2001 has focussed parties on finding a solution, but at the time of preparing this Annual Report a range of options are of equal prospect.

For Infratil to continue to remain a major shareholder in TrustPower it must be in a position to support the Company's development and optimisation of shareholder returns.

Electricity Prices

Average Monthly Wholesale Electricity


Haywards Reference Price ($/MWh)
1999/2000
2000/2001

Average Monthly Wholesale Electricity


Reference Price ($/MWh)
Otahuhu
Benmore

Coleridge Generation:
10 Years of Simulated Monthly Output



Each line is a year's simulated generation profile

TrustPower's Ownership


Infratil 26.4%
Alliant 17.3%
AGL 20.5%
TECT 22.7%
Other 13.1%

Infratil's management investigated a number of **technology investments** over the financial year, but did not identify any which met the Company's investment criteria. Nevertheless, considerable effort continues to be put into this area and it is possible investment opportunities will eventually arise.

Divestment from the Electricity Line Industry

During the year, as required under the Electricity Industry Reform Act 1998, Infratil completed its sale from CentralPower and most of its stake in Powerco. The sales provided a gain of $15.6 million over book value.

Natural Gas Corporation Holdings (NGC)

In 1999 Infratil bought a 6.7% stake in NGC which, at that time, was predominantly a gas distribution and transmission company. As Infratil had substantially just completed its 'forced exit' from the electricity distribution business, the investment into NGC was attractive in a portfolio sense as well as appearing to offer Infratil good long term profitability.

Unfortunately, in January 2000, NGC announced it was acquiring a controlling stake in TransAlta for approximately $830 million. Upon reviewing details of the intended investment, Infratil was of the clear view that NGC was paying too much for TransAlta. But as NGC's 72% shareholder, The Australian Gas Light Company, supported the transaction, presumably for strategic reasons, Infratil was powerless to limit what it foresaw as a material erosion of shareholder value. It was also apparent that other shareholders were not supportive, with the NGC share price falling from $1.81 prior to the announcement of the acquisition to $1.29 by the time shareholders approved the acquisition. Infratil believes that most, if not all, of this fall in value can be attributed to NGC's overpayment for TransAlta.

Infratil had no suitable opportunity to sell its NGC shares before the share price fell and decided that the best means of protecting shareholder value was to invoke the minority buy-out rights regime under the Companies Act 1993. Before invoking the regime, Infratil received definitive legal advice that it was entitled to require NGC to buy back its shares at a value pre-the effects of the TransAlta acquisition.

NGC nominated a buy-out price of $1.30 per share. This was significantly less than Infratil expected, so the final price setting had to be taken to arbitration. This has been a slow and expensive process, but Infratil still considers (even with the benefit of hindsight) that its best means of protecting shareholder value was to enforce the minority buy-out rights regime. The arbitrator is expected to give his decision in July 2001.

As an added complication to the process, Infratil took up its right to buy 21 million NGC shares under the rights issue undertaken to fund the TransAlta investment. This may seem perverse, but as the rights shares were priced at $1.16 each and were not subject to the minority buy-out rights regime, Infratil considered this appropriate as a 'stand alone' investment. The decision has proven to be correct as Infratil has now onsold most of these shares at above their $1.16 issue price.

Tranz Rail

Infratil has a 6.7% stake in Tranz Rail which had a market value of $35.8 million as at 31 March 2001. The investment was made after extensive analysis of the company since its privatisation in 1993. With Tranz Rail now embarking on a comprehensive restructuring Infratil is waiting on outcomes before deciding on its best investment options going forward.

Infratil Income Cost Breakdown

$M	2001	2000
Dividends received (excluding WIAL)	18.2	23.0
Interest & Other Income	1.2	1.2
Realisations & Revaluations	11.6	22.2
Wellington International Airport		
Earnings Contribution Before Interest & Depreciation*	16.5	13.5
Depreciation Contribution*	(4.9)	(4.3)
Interest Contribution*	(5.7)	(4.4)
Glasgow Prestwick International Airport		
Earnings Contribution Before Interest & Depreciation*	0.4	-
Depreciation Contribution*	(0.6)	-
Interest Contribution*	(0.6)	-
Infratil Interest	(13.0)	(9.4)
Infratil Costs & Other	(6.6)	(7.6)
Net Surplus After Tax	16.5	34.2

* Contribution is after tax and excluding minorities

Infratil Earnings Performance



$000s
40
30
20
10
0
Earnings before Depreciation, Interest, Taxation and Investment
1995
1996
1997
1998
1999
2000
2001

Infratil's Debt Maturity Profile



$ millions
180
160
140
120
100
80
60
40
20
0
Bank Funding
Infrastructure Bonds
Infrastructure Bonds
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
31 Mar 06

Debt

Over the last year Infratil maintained its levels of debt. A further $29.2 million of Infrastructure Bonds were issued before the programme was closed in August 2000.

As at 31 March 2001 Infratil's bank borrowings were $24.0 million (from facilities of $90 million provided by ANZ, BNZ and Westpac) offset by cash deposits and short term receivables of $6 million. Bonds on issue amounted to $150.6 million. A year earlier the figures were $30.0 million and $121.5 million respectively.

Infratil's debt funds approximately 33% of its assets (valued at market, except Wellington International Airport and Glasgow Prestwick which are valued at cost). Debt is used to enhance the return to Infratil's shareholders and reflects two key factors:

- The companies Infratil is invested in are, in our view, conservatively geared. To balance this Infratil has assumed a level of debt.
- The nature of Infratil's investments, which are in industries with robust cashflows without apparent significant risks even in the long term, suit long term fixed rate debt funding of the type assumed by Infratil.

Infratil uses the fixed rate Infrastructure Bonds to provide core funding, with bank facilities kept available for acquisition type opportunities.

Management of Foreign Currency Risk

When Infratil made its £14.8 million investment in Glasgow Prestwick on 19 January 2001, it purchased Pounds Sterling at a rate of 0.30472, or NZ$48.6 million. Infratil also entered a forward exchange contract to insulate itself against the effect of changes to the level of the exchange rate between NZ$ and UK£. The hedge was in respect of the £14.8 million investment sum, potential profits or losses on the investment were not hedged.

Major Infratil shareholders and other New Zealand investors with offshore assets were then approached to ascertain their views as to how Infratil should manage its currency risk. From these discussions, and further research undertaken by management, it was decided to adopt a flexible, value orientated, approach to the management of foreign currency risk.

NZ$/UK£ Exchange Rates


UK£ per NZ$
50
40
30
20
Jan 91
Jan 92
Jan 93
Jan 94
Jan 95
Jan 96
Jan 97
Jan 98
Jan 99
Jan 00
Jan 01

New Zealand Exchange Rate Index:
Actual and Equilibrium


Index
65
60
55
50
45
Actual
Equilibrium
Jan 91
Jan 92
Jan 93
Jan 94
Jan 95
Jan 96
Jan 97
Jan 98
Jan 99
Jan 00
Jan 01

Brook & Hargreaves: RBNZ Discussion Paper

Practically this means:

- Infratil will recognise currency risk from three sources; the capital value of the investment (£14.8 million at present), the investment's annual income contribution, and changes to the value of the investment (which could be substantial as the investment's value appreciates).
- Having recognised three sources of risk, Infratil will hedge accordingly.
- Actual hedges installed will reflect Infratil's view as to the fair value of the UK£ against the NZ$. For instance, if Infratil considers that the NZ$ is likely to depreciate against UK£ it will adjust its hedge accordingly.
- Hedge adjustments will not aim at capturing fluctuations in the NZ$/UK£ rate, but will look to benefit from projected major value movements, which are not common occurrences.
- Shareholders will be kept informed of adjustments to the hedge.

This approach has benefits and risks. The benefit is that Infratil may protect the value of its investments from the adverse effects of major currency movements. The risk is that this may expose Infratil to income volatility and management may misjudge the currency movements.

The Actual and Equilibrium chart indicates the propensity for the NZ$ to spend periods being both under and over valued. This is not to say that it will be under or over valued against any particular currency, such as UK£, but the NZ$/UK£ exchange rate over the same period has also fluctuate in a way which probably indicates that at times the exchange rate has not been at fair value.

Lloyd Morrison
Morrison & Co
24 May 2001

Role of the Board

The Board of Directors of Infratil is elected by the shareholders to supervise the management of the Company. The Board establishes the Company's objectives, overall policy framework within which the business of the Company is conducted and confirms strategies for achieving these objectives, monitors management's performance and ensures that procedures are in place to provide effective internal financial control. The day to day management responsibilities of the Company have been delegated to Morrison & Co.

Board membership

The Board currently comprises four non-executive Directors including the Chairman. During the period under review, the Board met five times with a full agenda and seven times with a limited agenda.

In accordance with the Company's constitution one third, or the number nearest to one third, of the Directors (excluding any Director appointed since the previous annual meeting) retire by rotation at each annual meeting. The Directors to retire are those who have been longest in office since their last election.

Directors retiring by rotation may, if eligible, stand for re-election.

Directors' Shareholding

Under the constitution Directors are not required to hold shares in the Company. However all Directors, either hold shares themselves or shares are held by organisations to which they are associated parties, in recognition of the benefits of aligning Directors' interests with those of shareholders.

Directors will not normally make investments in listed infrastructure or utilities securities in areas targeted by the Company.

Audit Committee

The Board has established an Audit Committee comprising of two Directors,
Mr D A R Newman (Chairman) and Mr K J O'Connor.

The function of the Audit and Review Committee is to oversee financial, accounting and audit services in the Company. This includes reviewing the adequacy and effectiveness of internal controls, meeting with and reviewing the performance of the external auditors and reviewing the financial statements and financial and accounting policies.

During the period under review the Audit and Review Committee met five times.

Internal Financial Control

The Board has overall responsibility for the Company's system of internal financial control. The Directors have established procedures and policies that are designed to provide effective internal financial control.

Annual budgets and long term strategic direction are agreed by the Board.

Financial statements are prepared monthly and reviewed by the Board throughout the year to monitor performance against budget targets and objectives.

Directors' and Officers' Insurance

The Company has arranged Directors' and Officers' liability insurance covering Directors acting on behalf of the Company. Cover is for damages, judgements, fines, penalties, legal costs awarded and defence costs arising from wrongful acts committed while acting for the Company. The types of acts that are not covered are dishonest, fraudulent, malicious acts, or omissions, wilful breach of statute or regulations, or duty to the Company, improper use of information to the detriment of the Company or breach of professional duty.

Independent Professional Advice

With the approval of the Chairman, Directors are entitled to seek independent professional advice on any aspect of the Directors' duties, at the Company's expense. No Directors availed themselves of this during the year.

Going Concern

After reviewing the current results and detailed forecasts, taking into account available credit facilities and making further enquiries as considered appropriate, the Directors are satisfied that the Company has adequate resources to enable it to continue in business for the foreseeable future. For this reason, the Directors believe it is appropriate to adopt the going concern basis in preparing the financial statements.

Board Performance

The Board as a whole and individual directors are subject to a performance appraisal from time to time using a corporate governance best practice model. This appraisal is designed to measure performance through peer review and self assessment. The Chairman then initiates a review with each Director and a collective review of Board performance. Appropriate strategies for personal and collective improvement are then agreed and actioned.

The Role of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders in the annual report, the interim report, the Infratil Updates and media announcements. The Board encourages full participation of shareholders at the annual meeting to ensure a high level of accountability and identification with the Group's strategies and goals.



Financial Statements

Consolidated Statement of Financial Performance

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Operating revenue	2	68,161	55,552
Operating expenses	3	63,241	42,314
Operating surplus before taxation		**4,920**	**13,238**
Investment realisations and revaluations	2	11,573	22,200
Surplus before taxation		**16,493**	**35,438**
Taxation credit	4	380	185
Surplus after taxation	15	**16,873**	**35,623**
Tax paid net surplus attributable to minority shareholders in subsidiary companies		402	1,455
Net surplus attributable to the shareholders of the parent company		**16,471**	**34,168**

The accompanying notes form part of these financial statements.

Consolidated Statement of Movements in Equity

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Equity at the beginning of the year		**206,503**	**180,507**
Net surplus for the year attributable to:			
- Parent entity shareholders		16,471	34,168
- Minority shareholders in subsidiary companies		402	1,455
Currency translation reserve attributable to:			
- Parent entity shareholders		15	
- Minority shareholder in subsidiary company		(15)	-
Increase in revaluation reserve:			
- Parent entity shareholders	6	116	-
- Minority shareholder in subsidiary company		60	-
Total recognised revenues net of expenses for the year		**17,049**	**35,623**
Increase in capital	6	-	11
Issue of redeemable preference shares by subsidiary	5 & 6	-	11,500
Total contributions from owners		**-**	**11,511**
Share buy back	6	(4,094)	-
Redemption of redeemable preference shares issued by subsidiary	5 & 6	(11,500)	-
Parent dividends paid in cash			
- interim		(7,809)	(7,573)
- final		-	(10,751)
Minority interest dividend		(2,040)	(2,550)
Total distributions to owners		**(25,443)**	**(20,874)**
Outside equity interest arising on acquisition of a subsidiary		25,342	(264)
Equity at the end of the year		**223,451**	**206,503**

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As at 31 March 2001

	Notes	2001 $000	2000 $000
Current assets			
Cash and short term deposits		5,583	-
Trade receivables		15,692	3,786
Prepayments and sundry receivables		15,836	1,699
Stocks		790	-
Income tax prepayment		-	2,325
Total current assets		**37,901**	**7,810**
Non current assets			
Fixed assets	11	413,345	288,680
Investments	10	161,917	203,381
Total non current assets		**575,262**	**492,061**
Total assets		**613,163**	**499,871**
Current liabilities			
Bank	7	-	1,085
Accounts payable		7,340	2,552
Accruals and other liabilities		15,775	5,830
Taxation		2,439	-
Total current liabilities		**25,554**	**9,467**
Non current liabilities			
Bank debt	7	196,468	148,700
Other		3,320	-
Minority interest subordinated debt		13,750	13,750
Total non current liabilities		**213,538**	**162,450**
Infrastructure bonds	8	**150,620**	**121,451**
Equity			
Capital	5 & 6	122,226	126,320
Redeemable preference shares	5 & 6	-	11,500
Revaluation reserve	6	116	-
Foreign currency translation reserve	6	15	-
Retained earnings	6	39,360	30,698
Attributable to parent entity shareholders		**161,717**	**168,518**
Outside equity interest in subsidiaries		61,734	37,985
Total equity		**223,451**	**206,503**
Total equity and liabilities		**613,163**	**499,871**

For and on behalf of the Board

K J O'Connor
Director
16 May 2001

D A R Newman
Director
16 May 2001

Consolidated Statement of Cash Flows

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Cash flows from operating activities			
Cash was provided from:			
Dividends		17,463	22,978
Interest		1,031	1,335
Receipts from customers		51,375	29,165
Taxation refund		1,869	-
Other		485	9
		72,223	**53,487**
Cash was disbursed to:			
Payments to suppliers		32,826	13,340
Interest		24,171	14,993
Taxation paid		564	1,527
		57,561	**29,860**
Net cash inflow from operating activities	15	**14,662**	**23,627**
Cash flows from investing activities			
Cash was provided from:			
Proceeds from sale of investments		90,678	46,586
Cash acquired with subsidiary		486	-
Proceeds from sale of non current assets		-	18
		91,164	**46,604**
Cash was applied to:			
Cash outflow for investments		47,083	99,711
Acquisition of Glasgow Prestwick International Airport		48,569	-
Acquisition costs		2,905	-
Purchase of fixed assets		7,123	29,245
		105,680	**128,956**
Net cash (outflow) from investing activities		**(14,516)**	**(82,352)**

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Cash flows from financing activities			
Cash was provided from:			
Proceeds from issue of shares		-	11
Bank borrowings		9,418	-
Shareholder subordinated debt		-	13,750
Issue of Infrastructure bonds and warrants		29,169	77,896
Issue of redeemable preference shares		-	11,500
		38,587	**103,157**
Cash was applied to:			
Repay bank debt		6,000	1,792
Repay other borrowings		117	-
Infrastructure bonds issue expenses		522	925
Redemption redeemable preference shares		11,500	-
Share buy back		4,094	-
Share buy back Wellington International Airport		-	16,150
Dividends paid		7,831	28,263
Dividends paid by Wellington International Airport to minority interest		2,040	2,550
		32,104	**49,680**
Net cash inflow (outflow) from financing activities		**6,483**	**53,477**
Net increase/(decrease) in cash held		6,629	(5,248)
Effect of exchange rate fluctuations on cash held		39	-
Opening cash balances brought forward		(1,085)	4,163
Cash balances in statement of financial position (overdrawn)		**5,583**	**(1,085)**

The accompanying notes form part of these financial statements.

Parent Company Statement of Financial Performance

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Operating revenue	2	34,724	41,565
Operating expenses	3	17,220	13,085
Surplus before taxation		**17,504**	**28,480**
Taxation expense	4	198	538
Surplus after taxation	15	**17,306**	**27,942**

The accompanying notes form part of these financial statements.

Parent Company Statement of Movements In Equity

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Equity at the beginning of the year		**141,461**	**131,832**
Surplus after taxation for the year		17,306	27,942
Total recognised revenues net of expenses for the year		**17,306**	**27,942**
Increase in capital	6	-	11
Total contributions from owners		**-**	**11**
Share buy back	6	(4,094)	-
Dividends paid in cash			
- interim		(7,809)	(7,573)
- final		-	(10,751)
Total distributions to owners		**(11,903)**	**(18,324)**
Equity at the end of the year		**146,864**	**141,461**

The accompanying notes form part of these financial statements.

Parent Company Statement of Financial Position

As at 31 March 2001

	Notes	2001 $000	2000 $000
Current assets			
Cash and short term deposits		1,444	2,714
Total current assets		**1,444**	**2,714**
Investments			
Investment in subsidiaries	13	99,665	99,665
Advances to subsidiaries		199,655	163,446
Total investments		**299,320**	**263,111**
Total assets		**300,764**	**265,825**
Current liabilities			
Trade creditors		3,082	2,375
Provision for taxation		198	538
Total current liabilities		**3,280**	**2,913**
Infrastructure bonds	8	**150,620**	**121,451**
Equity			
Capital	5 & 6	122,226	126,320
Retained earnings	6	24,638	15,141
Total equity		**146,864**	**141,461**
Total equity and liabilities		**300,764**	**265,825**

For and on behalf of the Board

K J O'Connor
Director
16 May 2001

D A R Newman
Director
16 May 2001

The accompanying notes form part of these financial statements.

Parent Company Statement of Cash Flows

For the year ended 31 March 2001

	Notes	2001 $000	2000 $000
Cash flows from operating activities			
Cash was provided from:			
Dividends		16,950	28,264
Interest		890	451
Other		461	9
		18,301	**28,724**
Cash was disbursed to:			
Payments to suppliers		4,900	6,665
Interest		11,070	4,545
		15,970	**11,210**
Net cash inflow from operating activities	15	**2,331**	**17,514**
Cash flows from investing activities			
Cash was applied to:			
Cash outflow for investments		20,323	24,316
Net cash (outflow) from investing activities		**(20,323)**	**(24,316)**
Cash flows from financing activities			
Cash was provided from:			
Proceeds from issue of shares		-	11
Issue of infrastructure bonds and warrants		29,169	77,896
		29,169	**77,907**
Cash was applied to:			
Infrastructure bonds issue expenses		522	925
Repay bank debt		-	45,000
Share buy back		4,094	-
Dividends paid		7,831	28,263
		12,447	**74,188**
Net cash inflow/(outflow) from financing activities		**16,722**	**3,719**
Net (decrease) in cash held		(1,270)	(3,083)
Opening cash balances brought forward		2,714	5,797
Cash balances in statement of financial position		**1,444**	**2,714**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 March 2001

[1] Statement of accounting policies

(A) Basis of preparation

- Infratil Limited is a company domiciled in New Zealand registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange.
- Infratil Limited has changed its name from Infrastructure & Utilities NZ Limited.
- Financial statements for Infratil Limited ("the Company") and consolidated financial statements are presented. The consolidated financial statements comprise the Company and its subsidiaries ("the Group").
- Infratil Limited is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements and Group financial statements of Infratil Limited have been prepared in accordance with the Financial Reporting Act 1993. The financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand.
- The reporting currency used in the preparation of these financial statements is New Zealand dollars.
- The financial statements comprise statements of the following: financial performance; movements in equity; financial position; cash flows; significant accounting policies; as well as the notes to those statements contained on pages 42 to 52 of this annual report.
- The financial statements are prepared on the basis of historical cost, except that fixed assets are stated at valuation and investments are valued according to accounting policy (E).

(B) Basis of preparing consolidated financial statements

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method of consolidation.

Acquisition during the year

Where an entity becomes part of the Group during the year, the results of the entity are included in the consolidated results from the date that control commenced.

(C) Fixed assets

Fixed assets are revalued on a systematic basis with no individual asset included at a valuation undertaken more than three years previously. Fixed assets are revalued to their net current value, determined by an independent valuation, in accordance with approved accounting standards.

Additions not yet subject to independent valuation, including capital work in progress, are recorded at cost plus capitalised interest where appropriate.

Depreciation is provided on a straight line basis and the major depreciation periods (in years) are:

Land, buildings and civil works	5 - 60
Vehicles, plant and equipment	3 - 20

Individual assets' remaining useful lives and residual values are assessed during the revaluation process and depreciation is calculated on a basis consistent with those parameters. Depreciation is not charged, on certain identified civil works assets, on the basis that programmed repairs and maintenance sustain the assets' future service potential at its current level.

(D) Receivables

Receivables are stated at their estimated realisable value.

(E) Investments

Investments are stated at cost except where in the opinion of the Directors, there is a permanent diminution in value, in which case they are written down to market value.

(F) Stocks

Stocks are stated at the lower of cost or net realisable value.

(G) Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in accounts payable. Operating lease rentals are charged to the statement of financial performance on a straight line basis over the period of the lease.

(H) Income tax

The income tax expense charged to the statement of financial performance is calculated on the basis that tax losses, and the tax benefit of timing differences, are only recognised where there is virtual certainty of realisation in the foreseeable future.

Deferred taxation, calculated using the liability method on a partial basis, is accounted for in respect of those timing differences that are expected to reverse in the foreseeable future.

A debit balance in the deferred tax account, arising from timing differences or income tax benefits from income tax losses, is only recognised if there is virtual certainty of realisation.

(I) Financial instruments

The Group is a party to financial instruments as part of its day to day operating activities. When appropriate, it enters into agreements to manage its interest rate risk and foreign exchange risk.

Revenues and expenses in relation to all financial instruments are recognised in the statement of financial performance. All financial instruments, other than agreements to manage interest rate risk are recognised in the statement of financial position.

Forward foreign exchange contracts are arranged to hedge the translation of the net investment in major foreign currency investments.

Counterparties to financial instruments are major financial institutions with high credit ratings. The Group does not request security to support financial instruments entered into.

(J) Foreign currency

Transactions

Foreign currency transactions are converted to New Zealand currency at the exchange rate ruling at the transaction date.

The assets and liabilities of overseas subsidiaries are translated to New Zealand currency at the exchange rate ruling at balance date. The revenue and expenses are translated at the average exchange rate for the period.

Exchange differences resulting from the conversion of the opening net investment in the overseas subsidiaries at the exchange rate ruling at the closing balance date are taken up in the foreign currency translation reserve. Realised and unrealised gains and losses on foreign currency balance sheet exposures are also accounted for in the foreign currency translation reserve net of tax applicable.

The exchange difference on forward exchange contracts used to hedge the translation of the foreign currency investments are taken to the foreign currency translation reserve to the extent that it is offset by the exchange differences on the net investment. When the exchange difference on the hedge exceeds the exchange difference on the overseas net investment, the difference is recognised in the statement of financial performance.

(K) Goods & services tax ("GST")

The Parent Company and wholly owned subsidiaries are not registered for GST as the nature of business is an exempt supply. Their financial statements have been prepared on a GST inclusive basis. Other subsidiaries are registered for GST or VAT and their financial statements have been prepared on a GST or VAT exclusive basis.

(L) Changes in accounting policies

- Dividends declared by Directors by a resolution after balance date have previously been treated as a liability as at balance date. The Financial Reporting Standards Board recently issued a new standard, FRS-5: Events After Balance Date. FRS-5 does not permit provisions for dividends which are declared after balance date. FRS-5 is not yet mandatory however Infratil Limited has adopted the requirements of the new standard early. The final dividend declared by Directors on 14 May 2001 is disclosed in Note 18. The implementation of this new accounting policy had the following impact on the consolidated financial statements for the current year: provision for dividend has decreased and equity has increased by $9,754,898.
- With the exception of the above change in accounting policy, uniform accounting policies have been applied throughout the Group and on a consistent basis with those of the previous year.

	Consolidated		Parent	
	2001 $000	2000 $000	2001 $000	2000 $000
[2] Operating revenue				
Comprises:				
Interest	1,240	1,305	902	445
Dividends	18,204	22,966	16,950	28,264
Other	1,278	9	16,872	12,856
Airport revenues	47,439	31,272	-	-
	68,161	**55,552**	**34,724**	**41,565**
Investment realisations	14,153	22,200	-	-
Less investment revaluations	(2,580)	-	-	-
	79,734	**77,752**	**34,724**	**41,565**
[3] Operating expenses				
Operating expenses include:				
Auditors' remuneration				
audit services	135	63	28	20
other services	470	6	-	6
Provision for bad debts	729	-	-	-
Depreciation	8,302	6,579	-	-
Directors' fees	411	449	202	284
Interest	23,966	15,953	11,459	5,761
Infrastructure bonds issue expenses	428	1,019	428	1,019
Management fee	3,918	4,076	3,918	4,076
GST on prior years' management fees	-	589	-	589
Airport operations	22,885	11,941	-	-
Project and due diligence	-	306	-	306
Administration and other	1,997	1,333	1,185	1,024
Total operating expenses	**63,241**	**42,314**	**17,220**	**13,085**
[4] Taxation				
Surplus before taxation	**16,493**	**35,438**	**17,504**	**28,480**
Taxation on the surplus for the year at 33%	5,443	11,695	5,776	9,398
Plus/(less) taxation effect permanent differences				
Net benefit of imputation credits	(3,754)	(6,992)	-	-
Exempt dividends	-	-	(5,594)	(9,327)
Tax benefit not recognised	2,931	461	(30)	-
Under provision in prior years	42	-	-	-
Other permanent differences	(5,042)	(5,349)	46	467
Taxation (credit)/expense	**(380)**	**(185)**	**198**	**538**

The Group has income tax losses of $20,056,429 (2000 $2,822,342) available to be set off against future assessable income. The tax losses could reduce a future tax liability by $6,618,622 (2000 $931,372) subject to the requirements of the income tax legislation being met.

Deferred tax

A deferred tax liability of $9,089,000 (2000 $3,997,000), relating to fixed asset timing differences, has not been recognised on the basis that it is not expected to reverse in the foreseeable future.

	Parent 2001 $000	Parent 2000 $000
Imputation credit account		
Balance at the beginning of the year	6,575	7,195
Imputation credits attached to dividends received during the year	4,861	12,901
Less imputation credits attached to dividends paid during the year	(3,661)	(13,521)
Balance at the end of the year	**7,775**	**6,575**
At balance date the imputation credits available to the shareholders of the parent company were:		
Through direct shareholding in the parent company	7,775	6,575
Through indirect interests in subsidiaries	468	67
	8,243	**6,642**

	Consolidated 2001 000	Consolidated 2000 000	Parent 2001 000	Parent 2000 000
[5] Shares on issue				
Ordinary shares				
Movements in issued and fully paid ordinary shares				
Balance at the beginning of the year 189,327,572 ordinary shares	189,328	189,320	189,328	189,320
Warrants exercised	-	8	-	8
Less share buy back 3,520,000 ordinary shares	3,520	-	3,520	-
Total issued capital at the end of the year 185,807,572 ordinary shares	**185,808**	**189,328**	**185,808**	**189,328**

All ordinary shares have equal voting rights and share equally in dividends and equity.

Redeemable preference shares

On 17 December 1999 Infratil 1998 Limited issued 11,500,000 redeemable preference shares. These shares were issued at $1.00 per share, had a redemption amount of $1.00 per share, and had a redemption date of not later than 30 June 2000 or such later date as may be agreed between Infratil 1998 Limited and the holder at the relevant time. These shares were redeemed at $1.00 on 30 June 2000.

	Consolidated		Parent	
	2001 $000	2000 $000	2001 $000	2000 $000
[6] Capital and reserves				
Capital				
Balance at the beginning of the year	137,820	126,309	126,320	126,309
Warrants exercised	-	11	-	11
Less share buy back	(4,094)	-	(4,094)	-
Redeemable preference shares	(11,500)	11,500	-	-
Balance at the end of the year	**122,226**	**137,820**	**122,226**	**126,320**
Retained earnings reserve				
Balance at the beginning of the year	30,698	14,854	15,141	5,523
Net surplus after taxation	16,471	34,168	17,306	27,942
Total available for appropriation	**47,169**	**49,022**	**32,447**	**33,465**
Less dividends paid	7,809	18,324	7,809	18,324
Balance at the end of the year	**39,360**	**30,698**	**24,638**	**15,141**
Revaluation reserve				
Balance at the beginning of the year	-	-	-	-
Net revaluation adjustment for the year	116	-	-	-
Balance at the end of the year	**116**	**-**	**-**	**-**
Foreign currency translation reserve				
Balance at the beginning of the year	-	-	-	-
Difference arising on translation of independent foreign operations	3,493	-	-	-
Gross amount recognised on hedging net investment in independent foreign operations	(3,478)	-	-	-
Balance at the end of the year	**15**	**-**	**-**	**-**

	Consolidated 2001 $000	Consolidated 2000 $000	Parent 2001 $000	Parent 2000 $000
[7] Bank				
Bank facilities				
Wellington International Airport Limited	145,950	142,000	-	-
Glasgow Prestwick Holdings Limited	52,100	-	-	-
Infratil Group of Companies	90,000	90,000	-	-
	288,050	**232,000**	-	-
Bank debt outstanding				
Wellington International Airport Limited	120,374	119,785	-	-
Glasgow Prestwick Holdings Limited	52,094	-	-	-
Infratil Group of Companies	24,000	30,000	-	-
	196,468	**149,785**	-	-

Under the current facilities the Group is able to draw down funds as required. Interest rates were determined by reference to prevailing money market rates at the time of draw down plus a margin. Interest rates paid during the period ranged from 6.25% to 7.60%.

The advance to Glasgow Prestwick Holdings Limited is secured by a debenture and floating charge over all the assets of each United Kingdom charging subsidiary.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent 2001 $000	Parent 2000 $000
[8] Infrastructure bonds				
Balance at the beginning of the period	121,451	43,555	121,451	43,555
Issued during the period	29,169	77,896	29,169	77,896
Balance at the end of the period	**150,620**	**121,451**	**150,620**	**121,451**

Series 03

The Company has 35,278,679 (2000 24,425,679) infrastructure bonds (series 03) on issue at a face value of $1.00 per bond. Interest is payable quarterly on the bonds at 8.5% per annum. Each of these infrastructure bonds will mature on 15 November 2003. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their $1.00 face value payable in cash or convert all the infrastructure bonds in the relevant series by issuing the number of shares obtained by dividing the $1.00 face value by the product of the relevant conversion percentage of 98% and the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

Series 04

The Company has 47,122,849 (2000 47,122,849) infrastructure bonds (series 04) on issue at a face value of $1.40 per bond. Interest is payable six monthly on the bonds at 6.9% per annum. Each of these infrastructure bonds (series 04) will mature on 31 March 2004. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their face value or convert the bonds by issuing the number of ordinary shares obtained by dividing the face value by 95% of the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

Series 05

The Company has 49,369,350 (2000 31,053,050) infrastructure bonds (series 05) on issue at a face value of $1.00 per bond. Interest is payable quarterly on the bonds at 9.0% per annum. Each of these infrastructure bonds will mature on 15 November 2005. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their $1.00 face value payable in cash or convert all the infrastructure bonds in the relevant series by issuing the number of shares obtained by dividing the $1.00 face value by the product of the relevant conversion percentage of 98% and the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

[9] Infratil warrants

There are 47,115,039 (2000 47,115,039) Infratil warrants on issue at 31 March 2001. Each Infratil warrant held entitles the holder to acquire a further share in the Company at an initial issue price of $1.40. Warrantholders have four opportunities in each year to exercise their warrants, and additional opportunities if a takeover offer is made for the Company or a person acquires more than 90% of the shares in the Company, up to the final conversion date of 26 March 2004.

[10] Investments

Investments are stated at cost except where in the opinion of the Directors, there is a permanent diminution in value, in which case they are written down to market value:

	Cost or valuation		Market value	
	2001	2000	2001	2000
	$000	$000	$000	$000
Investments	161,917	203,381	322,698	368,807

Investments may be held indirectly through another group company.

The investments in Wellington International Airport Limited and Glasgow Prestwick Holdings Limited are not included as part of investments as the assets and liabilities are consolidated.

[11] Fixed assets

	2001			2000		
	Cost	Accumulated Depreciation	Net Carrying Value	Cost	Accumulated Depreciation	Net Carrying Value
	$000	$000	$000	$000	$000	$000
Land, buildings and civil works	403,951	10,881	393,070	281,614	4,761	276,853
Vehicles, plant and equipment	22,768	3,636	19,132	11,951	1,454	10,497
Capital work in progress	1,143	-	1,143	1,330	-	1,330
Total	**427,862**	**14,517**	**413,345**	**294,895**	**6,215**	**288,680**

The Group holds certain property assets that are leased out.

Included within vehicles, plant and equipment are assets held under finance leases with a net book value of $1.71 million.

[12] Acquisition of subsidiary

The Group acquired a 67.27% interest in Glasgow Prestwick International Airport on 21 January 2001.

Details of the acquisition are as follows:

	$000	$000
Consideration		
Cash paid		48,569
Minority shareholding		23,628
Bank borrowings		41,346
		113,543
Net assets acquired:		
Land, buildings and civil works	57,154	
Vehicles, plant and equipment	8,106	
Fair value adjustment	49,936	
Total fixed assets	**115,196**	
Trade debtors	12,043	
Stock	833	
Cash	486	
		128,558
Accounts payable	8,390	
Accruals and other liabilities	3,572	
Deferred income	3,053	
		15,015
Book value of net tangible assets		113,543
Goodwill arising on consolidation		-
		113,543
Net cash effect		
Cash consideration		48,569
Less cash acquired in new subsidiary		486
Cash paid for purchase of subsidiary as reflected in the consolidated statement of cash flow		**48,083**

On the acquisition of Glasgow Prestwick International Airport a fair value adjustment of $49.94 million was made increasing the value of fixed assets acquired to $115.2 million. This amount represents the cost of the fixed assets to the Group and minority interests. The fair value adjustment is supported by an independent property valuation performed by Bell Ingram (Glasgow) as at 31 March 2001, which attributed a value of $238.65 million to the property of Glasgow Prestwick International Airport.

[13] Investment in subsidiaries

Shares are held in the following unlisted companies.

	Balance Date	2001 Holding	2000 Holding
Infratil Investments Limited	31 March	100%	100%
Infratil Securities Limited	31 March	100%	100%
Infratil 1998 Limited	31 March	100%	100%
NZ Airports Limited	31 March	100%	100%
Infratil Finance Limited	31 March	100%	100%
Infratil UK Limited	31 March	100%	-
Glasgow Prestwick Holdings Limited *	31 March	67.27%	-
Wellington International Airport Limited	31 March	66%	66%

* Glasgow Prestwick Holdings Limited operates through a number of operating subsidiary companies relating to the airport in the United Kingdom.

[14] Financial instruments

(a) Credit risk

Financial instruments which potentially subject the Group to credit risk principally consist of bank balances and receivables.

The Group actively manages and monitors its accounts receivable on an ongoing basis.

Maximum exposures to credit risk as at balance date are:

	Consolidated		Parent	
	2001 $000	2000 $000	2001 $000	2000 $000
Cash and short term deposits	5,583	-	1,444	2,714
Trade receivables	15,692	3,786	-	-
Sundry receivables	15,836	1,699	-	-
Income tax prepayment	-	2,325	-	-
Advances to subsidiaries	-	-	199,655	163,446
	37,111	**7,810**	**201,099**	**166,160**

No security is held on the above amounts.

The group is not exposed to any other concentrations of credit risk.

(b) Currency risk

Exposure to currency arises in the normal course of the Group's business. Derivative financial instruments are used as a means of reducing exposure to fluctuations in foreign exchange rates. While these financial instruments are subject to the risk of market rates changing, such changes would be offset by opposite effects on the items to the extent that they are hedged.

The principal or contract amounts of derivative instruments outstanding at balance date were:

	Consolidated		Parent	
	2001 $000	2000 $000	2001 $000	2000 $000
Forward exchange contracts	48,616	-	-	-

The Group incurs foreign currency risk as a result of the investment that is denominated in a currency other than the Group's functional currency. The currency giving rise to currency risk is Pounds Sterling.

The maximum exposure to credit risk arising from derivative financial instruments is as follows:

	Consolidated		Parent	
	2001 $000	**2000** $000	**2001** $000	**2000** $000
Amounts payable under forward exchange contracts	3,478	-	-	-

The maximum exposure is the contractual amount of derivative financial instruments outstanding at balance date; it does not represent amounts at risk.

Concentrations of credit risk

Credit risk is the risk that a counterparty to a derivative financial instrument will be unable or unwilling to meet a commitment that it has entered into with the Group. It is considered a remote possibility that a counterparty to a derivative financial instrument with the Group would be unable or unwilling to meet a commitment.

Fair values

Financial instruments consist of cash and short term deposits, receivables, investments, advances to subsidiaries and accounts payable.

The carrying amount of each financial instrument except for investments is estimated to be its fair value. The market value of investments, as stated in note 10, has been used as the best estimate of fair value.

Credit facilities

The Group has total borrowing facilities of $288.05 million (2000 $232.0 million). Of this $196.47 million (2000 $149.79 million) has been borrowed by the Group.

(c) Interest rate risk

The Group's exposure to interest rate fluctuation on the bank debt is as stated.

The Group uses interest rate swaps to manage interest rate risk.

At balance date the principal or contract amounts of interest rate contracts outstanding were:

	Consolidated		Parent	
	2001 $000	**2000** $000	**2001** $000	**2000** $000
Interest rate swaps in place at year end	100,000	135,000	-	15,000
Interest rate options	10,000	-	-	-
Interest rate swaps with forward start dates included above	-	20,000	-	-
Fair value of interest rate swaps	(2,392)	344	-	91
Fair value of interest rate options	30	-	-	-
Carrying value of interest rate swaps	63	104	-	-
Carrying value of interest rate options	41	-	-	-

Basis of valuation

The carrying value of hedges in place at balance date was the net interest accrued at balance date. Fair value of all hedges was calculated based on quoted prices at balance date.

The termination dates for the interest rate swaps are as follows:

Between 0 to 1 year	20,000	30,000	-	-
Between 1 to 2 years	40,000	20,000	-	-
Between 2 to 5 years	40,000	105,000	-	15,000

[15] Reconciliation of net surplus after taxation with cash inflow from operating activities

	Consolidated		Parent	
	2001 $000	**2000** $000	**2001** $000	**2000** $000
Reported surplus after taxation	16,471	34,168	17,306	27,942
Minority interest share of surplus	402	1,455	-	-
	16,873	**35,623**	**17,306**	**27,942**
Add items classified as investing activity				
Profit on investment realisations	(11,573)	(22,200)	-	-
Loss on sale of non current assets	-	364	-	-
Add item classified as financing activity				
Infrastructure bonds issue expenses	428	1,019	428	1,019
Add items not involving cash flows				
Depreciation	8,302	6,215	-	-
Provision for bad debts	729	-	-	-
Other	(56)	-	-	-
Non cash movements in advances to subsidiaries	-	-	(15,884)	(12,616)
Movements in working capital				
(Increase)/decrease in trade receivables	(3,535)	(964)	-	7
Decrease/(increase) in sundry receivables	1,049	(37)	-	-
Increase in stock	104	-	-	-
Decrease/(increase) in income tax prepayment	933	(1,645)	-	-
Increase in trade payables	1,401	579	821	855
Increase in accruals and other liabilities	212	4,673		
(Decrease)/increase in taxation payable	(205)	-	(340)	307
Net cash inflow from operating activities	**14,662**	**23,627**	**2,331**	**17,514**

[16] Related parties

Morrison & Co Infrastructure Management Limited is the management company for Infratil Limited. Morrison & Co Infrastructure Management Limited receives a management fee in accordance with the management agreement, which has been separately disclosed in the statement of financial performance. Included in trade creditors is an amount of $1,085,009 (including GST) for management fees for the quarter ended 31 March 2001.

Morrison & Co Infrastructure Management Limited is owned by H.R.L. Morrison & Co Group Limited. D P Saville is a Director of Infratil Limited and H.R.L. Morrison & Co Group Limited and a company associated with him owns 10% of H.R.L. Morrison & Co Group Limited.

H.R.L. Morrison & Co Limited, which is associated with the management company, received fees (directly and indirectly) during the year as set out below for services not required to be provided by Morrison & Co Infrastructure Management Limited in terms of its management agreement with Infratil Limited:

Infratil engaged H.R.L. Morrison & Co Limited for investment banking services in relation to the sale of the remaining 5% of CentralPower for a fee of $103,535 (including GST).

H.R.L. Morrison & Co Limited also provided accounting, secretarial services and maintenance of the Infratil website for a fee of $121,500 (including GST).

Wellington International Airport Limited engaged H.R.L. Morrison & Co Limited for investment banking services in relation to the Commerce Commission Inquiry, into airport landing charges, and review of asset valuation for a fee of $119,250 (including GST).

Glasgow Prestwick Holdings Limited who acquired Glasgow Prestwick International Airport and engaged H.R.L. Morrison & Co Limited to advise on various aspects of the acquisition. Infratil UK Limited and other investors subscribed for capital in Glasgow Prestwick Holdings Limited which was used to acquire the airport and pay all acquisition costs of which $524,645 was paid to H.R.L. Morrison & Co Limited.

Employees of H.R.L. Morrison & Co Limited received directors' fees of $87,404 in their role as directors of Wellington International Airport Limited during the year ended 31 March 2001.

H.R.L. Morrison & Co Limited has an option to acquire 9.1% of the shares held by Infratil UK Limited and Special Utilities Investment Trust plc in Glasgow Prestwick Holdings Limited. Infratil UK Limited and Special Utilities Investment Trust plc hold 90% of the capital in Glasgow Prestwick Holdings Limited.

If exercised H.R.L. Morrison & Co Limited would hold 8.2% of Glasgow Prestwick Holdings Limited, Infratil UK Limited 61.1% and Special Utilities Investment Trust plc 20.7%. The option has a term of five years from the date of the acquisition of the Airport (21 January 2001) and the exercise price is the initial purchase price of the shares, escalating at 20%pa compounded (less dividends paid during that period).

[17] Financial commitments

(a) Capital

	Consolidated		Parent	
	2001	2000	2001	2000
	$000	$000	$000	$000
Committed but not contracted for	4,442	-	-	-
Contracted but not provided for	34	5,484	-	-
	4,476	**5,484**	-	-

Capital commitments represent contracted capital works that were not completed at year end or commitments made that were not yet contracted for.

(b) Leases

The Group has commitments under operating leases of $0.22 million relating to the hire of plant and machinery. These commitments expire within one to five years.

[18] Dividend

On 14 May 2001 Infratil Limited declared a final dividend for the year ended 31 March 2001 of 5.25 cents per share. As the declaration was made after balance date the financial effect of the dividend payable of $9,754,898 has not been recognised in the financial statements.

[19] Earnings per share

	2001	2000
Earnings per share on surplus excluding investment realisations and revaluations	2.64 cps	6.32 cps
Earnings per share on surplus including investment realisations and revaluations	8.85 cps	18.05 cps

[20] Industry segments

	Airport		Investments		Elimination		Consolidated	
	2001 $000	2000 $000	2001 $000	2000 $000	2001 $000	2000 $000	2001 $000	2000 $000
Airport revenue	48,232	31,272	-	-	-	-	48,232	31,272
Investment revenue	136	-	39,724	53,367	(8,358)	(6,887)	31,502	46,480
Total revenue	**48,368**	**31,272**	**39,724**	**53,367**	**(8,358)**	**(6,887)**	**79,734**	**77,752**
Segment result	**759**	**4,095**	**24,092**	**38,230**	**(8,358)**	**(6,887)**	**16,493**	**35,438**
Taxation credit							380	185
Group operating surplus							**16,873**	**35,623**
Segment assets	**439,416**	**293,253**	**173,747**	**206,618**	-	-	**613,163**	**499,871**

The Group operates predominantly in two industries - investment in infrastructure and utility companies, and airport operations. The airport operations comprise the revenue and expenses associated with the Group's investments in Wellington International Airport Limited and Glasgow Prestwick Holdings Limited.

[21] Geographical segments

	New Zealand		United Kingdom		Elimination		Consolidated	
	2001 $000	2000 $000	2001 $000	2000 $000	2001 $000	2000 $000	2001 $000	2000 $000
Airport revenue	35,794	31,272	12,438	-	-	-	48,232	31,272
Investment revenue	31,436	46,480	66	-	-	-	31,502	46,480
Total revenue	**67,230**	**77,752**	**12,504**	-	-	-	**79,734**	**77,752**
Segment result	**17,477**	**35,438**	**(984)**	-	-	-	**16,493**	**35,438**
Taxation (expense)/credit	576	185	(196)				380	185
Group operating surplus/(deficit)	**18,053**	**35,623**	**(1,180)**				**16,873**	**35,623**
Segment assets	**465,789**	**499,871**	**147,374**	-	-	-	**613,163**	**499,871**

[22] Contingent liabilities

On 18 January 2000 the Inland Revenue Department issued a Note of Proposed Adjustment to the Company relating to the Company's income tax liability for the years ended 31 March 1995 and 1996. The Department contends that the Company is not entitled to deductions for certain expenditure which the Company incurred. The Company does not agree with the Department and has prepared a Notice of Claim to be filed with the Taxation Review Authority in May 2001. If the Commissioner's adjustments for the 1995 and 1996 tax years were to be confirmed, the Company and its subsidiaries would be liable to pay additional income tax of $0.69 million.

There are no other contingent liabilities (2000 $0.83 million).

[23] Events subsequent to balance date

On 30 March 2000 the Company gave notice to Natural Gas Corporation Holdings Limited ("NGH") exercising its minority buy back rights under section 110 of the Companies Act 1993 in respect of its holding of 26,581,934 ordinary shares in NGH. NGH offered to buy back the 26,581,934 shares at $1.30 per share, payment of which was received in July 2000. The final price is to be settled at arbitration. The arbitration hearing took place at the end of March 2001 and a decision is expected towards the end of May 2001. An amount of $8.5 million has been included in current assets being the difference between the average cost of the investment and the payment received. The Directors are unable to confirm the final price until the Arbitrator makes his decision.

Audit Report

KPMG

To the shareholders of Infratil Limited (formerly Infrastructure & Utilities NZ Limited)

We have audited the financial statements on pages 32 to 52. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 31 March 2001. This information is stated in accordance with the accounting policies set out on pages 40 to 41.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 31 March 2001 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm carries out other assignments for the Company and certain of its subsidiaries in the area of taxation advice and special consultancy projects. Partners and employees of our firm also deal with certain subsidiaries on normal terms within the ordinary course of their trading activities. The firm has no other interest in the Company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records;
- the financial statements on pages 32 to 52:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 31 March 2001 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 16 May 2001 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Statutory Information

Directors holding office during the year (s211(1)(i) of the Companies Act 1993)

The Company's Directors at 31 March 2001 were:

K J O'Connor (Chairman)

C J Lindell

D A R Newman

D P Saville

Messrs K J O'Connor, D A R Newman are also Directors of Infratil Investments Limited, Infratil Securities Limited, Infratil 1998 Limited, Infratil Airports Limited, Infratil Finance Limited and Infratil UK Limited. Mr D A R Newman is a Director of Wellington International Airport Limited and Mr D P Saville a director of Glasgow Prestwick Holdings Limited.

In accordance with the Company's constitution, Mr D A R Newman retires by rotation and, being eligible, offers himself for re-election to the Board.

Entries in the Interest Register

General Notice of Interests (s140(2) of the Companies Act 1993)

- Mr K J O'Connor — Chairman of Utilico International Limited.
  Member of the Takeovers Panel.
- Mr C J Lindell — Vice President and Managing Director of Alliant International New Zealand Limited.
  Chairman of Alliant Energy Australia Pty Limited.
  Director of TrustPower Limited.
- Mr D P Saville — Director of Special Utilities Investment Trust plc.
  Director of Glasgow Prestwick Holdings Limited.
  Director of Utilico International Limited.
  Director of H.R.L. Morrison & Co Group Limited.
  Director of Ingot Capital Management Pty Limited which owns 10% of H.R.L. Morrison & Co Group Limited.
- Mr D A R Newman — Chief Executive of the Institute of Directors in New Zealand.
  Director of Wellington International Airport Limited.

Share Dealings (s148 of the Companies Act 1993)

During the year the following Directors acquired or disposed of equity securities in the Company:

	Number Acquired (Disposed)	Class	Consideration Paid (Received)	Date of Acquisition or Disposal
Beneficial				
D A R Newman	(30,000)	Ordinary	(36,415)	Nov 2000
C J Lindell	5,000	Ordinary	6,514	Aug 2000
Other interests				
D A R Newman	(20,200)	Ordinary	(25,928)	Aug 2000
K J O'Connor	(100,200)	6.9% Bonds	(132,877)	Sept 2000

Messrs K J O'Connor and D A R Newman have a relevant interest in the holdings of the other interests under section 146 (1)(c) and (e) of the Companies Act 1993.

Remuneration of Directors (s161(2) of the Companies Act 1993)

Directors' remuneration in respect of the year ended 31 March 2001 was as follows:

	Group and Parent 2001	Group and Parent 2000
K J O'Connor	84,375*	80,156*
C J Lindell	37,500	31,875
D A R Newman	42,188*	40,478*
F S Pearson	-	96,328*
D P Saville	37,500	35,625

* Includes GST

D A R Newman also received Directors' fees of $25,000 and Mr D P Saville received Directors' fees of $2,596 from Wellington International Airport Limited. No Directors fees were paid by Glasgow Prestwick Holdings Limited for the period ended 31 March 2001.

No other benefits have been provided by the Company or its subsidiaries to a Director for services as a Director or in any other capacity. No loans have been made by the Company or its subsidiaries to a Director nor has the Company or subsidiaries guaranteed any debts incurred by a Director.

Directors' Insurance (s162 (7) of the Companies Act 1993)

The Company has arranged Directors' and Officers' liability insurance cover for $10 million with HIH Casualty and General Insurance (NZ) Limited at a premium of $18,900 incl GST.

Use of Company Information (s145 of the Companies Act 1993)

During the year the Board received no notices from Directors of the Company or its subsidiaries requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Donations

The Company did not make any donations during the year ended 31 March 2001.

Auditors

It is proposed that the current auditors of the Company, KPMG, will be automatically reappointed at the annual meeting pursuant to section 200(1) of the Companies Act 1993.

This annual report is signed by:

K J O'Connor
Director
24 May 2001

D A R Newman
Director
24 May 2001

Shareholder Information

Substantial Security Holders

The following information is given pursuant to Section 26(1) of the Securities Amendment Act 1988.

According to notices given under the Securities Amendment Act 1988, the following persons were substantial security holders in the Company as at 18 May 2001.

	Securities	%
Foreign & Colonial Management Limited		
Special Utilities Investment Trust plc	22,469,200	11.9
Foreign & Colonial Smaller Companies plc	2,000,000	1.0
Utility Investments Limited	19,121,200	10.1*
Alliant International New Zealand Limited	19,121,200	10.1*
Hettinger Nominees Limited	11,576,356	6.23

* Represent the same shareholding.

The total number of voting securities of the Company on issue at 18 May 2001 were 185,807,572 fully paid ordinary shares.

Statement of Directors' Interests (as at 31 March 2001)

The information below is given pursuant to the New Zealand Stock Exchange Listing Rules.

	Beneficially held		Non-beneficially held		Held by associated persons	
	2001	2000	2001	2000	2001	2000
Shares						
K J O'Connor	406,000	406,000	600,000	600,000	820,000	820,000
D A R Newman	17,000	47,000	-	20,200	-	-
D P Saville	-	-	-	-	25,248,600	25,248,600
C J Lindell	10,000	5,000	-	-	19,121,200	19,121,200
Convertible bonds (Series 04, 05 and 06)						
K J O'Connor	22,400	22,400	160,000	260,200	-	-
D A R Newman	4,700	4,700		-	-	-
C J Lindell	10,000	10,000	-	-	-	-
D P Saville	-	-	-	-	8,691,390	13,165,417
Warrants						
K J O'Connor	40,600	40,600	60,000	60,000	82,000	82,000
D A R Newman	4,700	4,700		-	-	-
C J Lindell	-	-	-	-	1,912,120	1,912,120
D P Saville	-	-	-	-	31,110,514	31,110,514

Twenty Largest Shareholders (as at 18 May 2001)

	Shares held	%
National Nominees New Zealand Limited	28,524,062	15.35
Utility Investments Limited	19,121,200	10.29
Hettinger Nominees Limited	12,649,058	6.81
ANZ Nominees Limited	7,950,317	4.28
The Trustees Executors & Agency Company of New Zealand Ltd	4,609,070	2.48
National Mutual Life Ass of Australasia Ltd A Account	3,627,827	1.95
Accident Rehabilitation and Compensation Insurance Corp	2,919,858	1.57
The NZ Guardian Trust Co Ltd Guardian Trust Investment Ltd	2,592,621	1.40
AMP Life Limited	2,191,587	1.18
AMP Superannuation Tracker Fund	1,966,590	1.06
Guardian Trust Investment Nominees (RWT) Limited	1,212,981	0.65
NZGT Nominees - AIF Equity Fund	795,061	0.43
The Public Trustee A/C GIF No.41	766,000	0.41
Ronnoco Nominees Limited	612,000	0.33
Public Trust O/A PTIF 61	538,000	0.29
R G S Callender	500,000	0.27
Evergreen Management Limited	500,000	0.27
Public Trustee	498,250	0.27
Public Trust O/A Permanent Noms Ltd Tower NZ Equity Trust	492,657	0.26
NZGT Nominees Ltd - AMP Invest Strategic Eq Gwth Fund	472,857	0.25
	92,539,996	**49.80**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread of Shareholders (as at 18 May 2001)

Number of shares	Number of holders	Total shares held	%
1 - 1,000	976	783,494	0.42
1,001 - 5,000	3,943	12,446,717	6.70
5,001 - 10,000	2,341	18,865,270	10.15
10,001 - 20,000	1,517	23,583,155	12.69
20,001 - 50,000	640	20,377,018	10.97
50,001 - 100,000	93	6,684,516	3.60
100,001 - 500,000	43	9,273,844	4.99
> 500,000	5	93,793,558	50.48
	9,558	**185,807,572**	**100.00**

Shareholder Information

Twenty Largest Warrantholders (as at 18 May 2001)

	Warrants held	%
National Nominees New Zealand Limited	17,046,390	36.18
Forbar Custodians Limited	16,964,957	36.01
Utility Investments Limited	1,912,120	4.06
Hettinger Nominees Limited	580,659	1.23
AMP Life Limited	538,942	1.14
National Mutual Life Ass of Australasia Ltd A Account	415,055	0.88
A Dilaimi	161,209	0.34
MLS Investments Limited	148,462	0.32
NZGT Nominees - AIF Equity Fund	126,153	0.27
Forbar Custodians Ltd	120,000	0.26
TEA Custodians Ltd - O/A The mid cap index fund	105,241	0.23
D T Long	100,000	0.21
P J McDowall	100,000	0.21
R G & A K Omnet	100,000	0.21
A J & B M Reid	100,000	0.21
J S Harker & R D Peterson	100,000	0.21
AXA New Zealand Nominees Limited	99,775	0.21
M S & MC Croxson	99,600	0.21
A J Allen	97,400	0.21
Forsyth Barr Frater Williams	79,750	0.17
	38,995,713	**82.77**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread of Warrantholders (as at 18 May 2001)

Number of warrants	Number of holders	Total warrants held	%
1 - 1,000	4,060	1,794,356	3.81
1,001 - 5,000	1,342	2,908,367	6.17
5,001 - 10,000	95	720,596	1.53
10,001 - 50,000	81	1,682,489	3.57
50,001 - 100,000	20	1,528,665	3.25
> 100,000	7	38,480,566	81.67
	5,605	**47,115,039**	**100.00**

Twenty Largest Infrastructure Bondholders (Series 04, 05 and 06) (as at 18 May 2001)

	Bonds held	%
National Nominees New Zealand Limited	8,691,390	6.60
Salvation Army (New Zealand) Property Trust	875,000	0.66
Wilstock Nominees Limited	851,800	0.65
Roman Catholic Bishop of Palmerston North	600,000	0.45
Presbyterian Support Services (South Canterbury)	500,000	0.38
New Zealand Methodist Trust Association	380,000	0.29
Presbyterian Savings and Development Society of NZ Inc	360,000	0.27
J C & M O Mackersey	350,000	0.27
Waiapu Board of Diocesan	300,000	0.23
G Wright	300,000	0.23
Frimley Foundation	288,000	0.22
H B Williams Turanga Trust	288,000	0.22
Guardian Trust Investment Nominees (RWT)	276,293	0.21
M F Bayliss & P N Wood	250,000	0.19
Dunedin Diocesan Trust Board	250,000	0.19
S B & N J Chilcott	250,000	0.19
T Lo	240,000	0.18
Palatine No2 Limited	226,300	0.17
D MacCulloch	225,000	0.17
Investment Custodial Services	215,000	0.16
	15,716,783	**11.93**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread of Infrastructure Bondholders (Series 04, 05 and 06) (as at 18 May 2001)

Number of bonds	Number of holders	Total bonds held	%
1 - 1,000	4,113	1,805,742	1.37
1,001 - 5,000	2,191	6,948,513	5.27
5,001 - 10,000	1,691	15,023,823	11.40
10,001 - 20,000	1,553	25,344,904	19.23
20,001 - 50,000	1,255	42,396,548	32.18
50,001 - 100,000	234	18,115,659	13.75
100,001 - 500,000	58	10,659,163	9.21
> 500,000	4	11,476,526	7.59
	11,099	**131,770,878**	**100.00**

Comparative Financial Review

	2001 $000	2000 $000	1999 $000	1998 $000	1997 $000	1996 $000	1995 $000
Financial Performance							
Operating revenue	68,161	55,552	20,283	12,982	8,700	4,994	2,017
Earnings before depreciation, interest, taxation investment realisations	35,546	33,010	15,474	9,862	5,770	3,297	1,205
Investment realisations	11,573	22,200	11,383	244	620	1,340	(4)
Net surplus after taxation and minorities	16,471	34,168	26,555	10,106	6,318	4,341	1,178
Dividends paid and declared	17,564	18,324	15,135	9,618	5,898	2,993	-
Financial Position							
Represented by							
Investments	161,917	203,381	183,880	124,805	108,621	92,690	41,243
Non currents assets	413,345	288,680	225,072	-	-	-	-
Current assets	37,901	7,810	9,327	12,527	35,628	16	8,029
	613,163	**499,871**	**418,279**	**137,332**	**144,249**	**92,706**	**49,272**
Less current liabilities	25,554	9,467	43,725	6,423	5,109	11,075	184
Less non-current liabilities	213,538	162,450	150,492	-	-	-	-
Less Infrastructure bonds	150,620	121,451	43,555	-	-	-	-
	389,712	**293,368**	**237,772**	**6,423**	**5,109**	**11,075**	**184**
	223,451	**206,503**	**180,507**	**130,909**	**139,140**	**81,631**	**49,088**
Outside equity interest in subsidiaries	61,734	37,985	39,344	-	-	-	-
Equity	161,717	168,518	141,163	130,909	139,140	81,631	49,088
	223,451	**206,503**	**180,507**	**130,909**	**139,140**	**81,631**	**49,088**
Dividend per share	9.25c	9.25c	8.00c	5.00c	3.00c	2.66c	-
Shares on issue	185,808	189,328	189,320	190,763	199,606	112,517	50,013

Directors
K J O'Connor (Chairman)
C J Lindell
D A R Newman
D P Saville

Registered Office
97 The Terrace
PO Box 320
Wellington
Telephone: 04 473 3663

Internet address
http://www.infratil.co.nz

Managers
Morrison & Co
97 The Terrace
PO Box 1395
Wellington
Telephone: 04 473 2399
Facsimile: 04 473 2388

Internet address
http://www.hrlmorrison.com

Share Registrar
BK Registries
138 Tancred Street
PO Box 384
Ashburton
Telephone: 03 308 8887
E-mail: info@bkregistries.co.nz

Auditor
KPMG
KPMG Centre
135 Victoria Street
PO Box 996
Wellington

Bankers
ANZ Banking Group
(New Zealand) Limited
215-229 Lambton Quay
Wellington

Bank of New Zealand
BNZ Centre
1 Willis Street
Wellington

Westpac Banking Corporation
318 Lambton Quay
Wellington

ZHONGLEI CERTIFIED PUBLIC ACCOUNTANTS CO.,LTD

JIAXING BRANCH

AUDIT REPORT

JIAXING JIES HEAT & POWER CO., LTD.

CHINA ZHEJIANG

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS CO., LTD

AUDIT REPORT FOR 2001 FINANCIAL OF

JIAXING JIES HEAT & POWER CO., LTD.

REPORT OF THE AUDITORS

REF.#:ZLJSZ [2002]007

TO:JIAXING JIES HEAT AND POWER CO., LTD. :

With your authorization we have audited the balance sheet of your company and related income statement, cash flow statement as of December 31, 2001. These financial statements are the responsibility of your management. Our responsibility is to express an opinion on these financial statements based on our auditing regulated by "Independent Audit Principle of CCPA" Based on the actual operation of your company, during the procedure we performed random checks on your accounting ledgers and other auditing procedures we think necessary.

After auditing we need to point out:

According to accounting regulation amount of RMB26849735.80 from " Using Depreciation for Early Recovering of Foreign Investment" under "Other Account Receivable" should be transferred to account of "Recovered Investment" 7

Except above issue we think financial statements we audited are in accordance with " Accounting Standard for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment of PRC". The statements revealed truly and properly the financial performance, business results and cash flows for the Company's operation in 2001 ended by date Dec.31. The application of accounting is of persistence.

Zhong Lei Accounting Firm China Certified Public Accountant :

Ltd. Jiaxing Branch China Certified Public Accountant:

Report date: Jan.15, 2002

Jiaxing JIES Heat & Power Co. Ltd.

Notes to Financial Statements

For the year ended December 31, 2001

Organization Introduction

Jiaxing JIES Heat and Power Co.,Ltd was established as Sino-Foreign equity Joint Venture on November 8, 1996. With the official approval letter Ref#(1999)366 from Jiaxing Foreign Trade and Economic Committee, the company changed its status to a co-operative joint venture allowing to replace the old contract and company regulations with newly signed contract and regulations on Dec. 17, 1999. Registration number of business license is JZZJZZD001107, operating period from November 8,1996 to November 7, 2011. The principal activities of the company are generation and sale of electricity and steam. The registered capital of the company is USD26238000. The capital is contributed by Jiaxing Thermal Power Plant and Singapore Interstate Corporation Pte Ltd.

1.Major accounting policies, accounting evaluation, method of preparing and putting together of financial statements:

1. Accounting regulation: 《Accounting Regulation for Enterprises with Foreign Investments" and its related other supplementary regulations.
2. Accounting period: Apply Gregorian Calendar. Jan. 1st to December 31 is considered as a full accounting year.
3. Standard currency for booking: RMB yuan(Renminbi) is the standard.
4. Accounting principle and value basis: Accounting on accrual basis; Using historical cost as the value basis.
5. Foreign Currency Translation: When foreign currency transaction happens, it will be booked in RMB with foreign currency being translated into RMB at the market exchange rate (middle rate)quoted by People's Bank of China. At the end of the period carrying amount of foreign currency account will be adjusted according to the market rate quoted at the end of the period. Exchange differences are put into "exchange gain or loss" under related financial expense.
6. Standard for monetary assets: Short term possess (expire within 3 months from the date of purchase), strong negotiability, easy convertibility to assured amount of cash, low risk investment with small value alteration.
7. Bad debt judgment principle: Direct transfer writing
8. Inventory accounting principle

(1) Classification: Raw material, low valued and easily worn out articles

(2) Taken inventory: perpetual inventory methods

(3) Various inventories are valued at it actual procuring cost; Raw material cost will be carried with

method of weighed mean; low value consumption goods will be amortized with one time method.

9. Method of valuation and depreciation of fixed asset

(1) Definition of fixed assets is:①Housing, construction, machine, mechanic devices, transportaion vehicle and other equipment, tool, devices related to production and operation.②Article not belong to major equipment for production and operation but with price exceeding RMB2,000 per unit with use life over 2 years.

(2) Classification of fixed assets: Major building(housing), construction, equipment and other.

(3) Valuation of fixed assets: Actual cost

(4) Depreciation of fixed assets: By averaging in straight-line method. Each fixed assets will first withhold 3% of its original value and then set its rate of depreciation according to the left value and its economic life cycle. Following are the depreciation rate for various fixed assets:

Assets type	Usage life	Annual Depreciation .Rate	Estimated residual value
Building and construction	10~50years	9.7%—1.98%	3%
Equipment and others	1~20years	95%—4.25%	5%

10. Accounting of Project Under Construction:

When Project under construction completed the actual cost of the project will be the value of the fixed assets; Interest occurred before the completion will be accounted into the cost.

11. Valuation and amortization of intangible assets: According to actual expense or cost and amortized with straight line method; Land use right will be average amortization by 15 years.

12. Accounting of deferred assets: According to actual expense and amortized with straight line method. Project launching fee will be amortized in 5 years on average.

13. Accounting of income tax: Based on tax payable amount method;

14. Distribution of profit: Based on the co-operative contract three funds that the Company with holds should not exceed 10% of the net income. From the fourth to the seventh full calendar year since the opening, net income plus the depreciation will be distributed as 90% and 10% by the foreign and the Chinese partners. From the eighth full calendar year since the opening to the end of cooperation, net income and depreciation will be distributed as 50% and 50% by the Chinese and the foreign partners.;

1. Taxation

(1)Main Tax item and related rate

TAX	RATE	BASIS
INCOME TAX	8.25%	Taxable Income
VAT TAX	17%	Revenue from Electric and Ash sales.
	13%	Steam Revenue
URBAN CONSTRUCTION TAX	7%	Business Tax payable, VAT tax payable and consumer tax payable

Other Taxation: According to calculation way in the regulation set by the State.

(1)The company enjoys following preferential tax policies.

1) Preferential tax rate of 10% for Transportation and Energy enterprises.

This financial year is the 3rd year of Half Income Tax holiday year.

1.Note to the major items in the financial statements:

1. Account receivable

(1) Account age analysis:

Account age	At the beginning Amount	(%)	At the end of the period Amount	(%)
With one year.	26830354.85	100	31080209.16	100
Total	26830354.85	100	31080209.16	100

(2) Above does not include the receivable from the shareholders of the Company.

2. Down payment

(1)Account age analysis

Account age	At the beginning Amount	(%)	At the end of the period Amount	(%)
Within one year	—	—	5,647,375.35	100
Total	—	—	5,647,375.35	100

(2) Above does not include the down payment to the shareholders of the Company

3. Other receivable

(1)Account age analysis:

Account age	Beginning of the period Amount	(%)	End of the period Amount	(%)
Within one year	36,837,287.46	100	49,133,701.07	100
1~2 year	—	—	1,000.00	—
Total	36,837,287.46	100	49,134,701.07	100

(2)Major receivable of current account items with big amount:

Items	Beginning of the period	End of the period
Depreciation Receivable from foreign partner	15,849,220.10	26,849,735.80
Depreciation Receivable form Chinese partner	20,931,302.90	22,153,582.40
Total	36,780,523.00	49,003,318.20

4. Inventory

Description	Beginning of the period	End of the period
①Raw material	2,317,414.18	1,732,010.07

②Material at transportation	—	5,586,098.31
Total	2,317,414.18	7,318,110.38

5. Fixed assets and depreciation accumulative

Description of fixed assets	Beginning of the period	Current increased	Current Decreased	End of the period
(1)Original value				
Building & house	78,601,142.94	4,770,683.09	527,756.31	82,844,069.72
Equipment & Other	114,639,765.88	976,020.00	813,263.29	114,802,522.59
Total	193,240,908.82	5,746,703.09	1,341,019.60	197,646,592.31
(2)Depreciation accumulative				
Building & house	12,036,530.53	139,159.81	3,589,103.80	15,486,474.52
Equipment & other	29,093,135.56	611,394.06	7,130,393.42	35,612,134.92
Total	41,129,666.09	10,719,497.22	750,553.87	51,098,609.44
(3) Net value	152,111,242.73	—	—	146,547,982.87

6. Project under construction

Project name	Beginning Amount	Current increased Amount	Current decreased Amount	End of period Amount
① North steam line	2,390,963.27	187,854.53	2,578,817.80	—
② Food industrial park steam line	586,820.00	1,050,994.60	1,637,814.60	—
③ Computer system of steam network	330,000.00	120,000.00	450,000.00	—
④ Renovation of dock	417,307.33	514,289.26	—	931,596.59
⑤ Dong Chen steam line	—	554,050.69	554,050.69	—
⑥ Relay protect for Xiushui Substation	—	295,000.00	—	295,000.00
Total	3,725,090.60	2,722,189.08	5,220,683.09	1,226,596.59

7. Intangible assets

Description	Original amount	Beginning of the period	Current Increased	Current Amortization	End of the period
Land use right	1643 万元	12,048,656.00	—	1,095,336.00	10,953,320.00
Total	—	12,048,656.00	—	1,095,336.00	10,953,320.00

8. Deferred assets

Description	Original amount		Current increase	Current amortized	End of the period
Project launching fee	RMB1.549 Million	309,883.50	—	309,883.50	—
Total	—	309,883.50	—	309,883.50	—

9. Short term loan

Loan type	Beginning of the period Amount	End of the period Amount
Bank loan	1,000,000.00	—
*Enterprise loan	—	10,000,000.00
Total	1,000,000.00	10,000,000.00

*This loan is directly from Jiaxing Thermal Power Plant with no limited time only need to pay monthly interest based on one year loan interest rate.

10. Account payable carried on Dec.31, 2001 was RMB2,066,609.29 which does not include any payable item to shareholders of the company and items payable more than 3 years.

11. Tax payable

Items	Beginning of peroid	End of period
VAT tax	2,143,690.73	296,941.85
Income tax	409,856.55	537,233.51
Other	17,974.07	7,621.00
Total	2,571,521.35	841796.36

12. Other payable carried on Dec.31, 2001 was RMB3,242,421.18 which does not include any payable item to shareholders of the company.

13. Payable more than one year.

Item	Beginning	End of period
Steam Expansion	1,002,960.00	1,369,310.00
Total	1,002,960.00	1,369,310.00

14. Actual capital received（Capital Accumulation, Surplus Accumulation）

	Investor	Beginning of period		Current increased	Current decreased	End of Period	
		Amount	%	Amount	Amount	Amount	%
①	Jiaxing	108,887,700.00	50			108,887,700.00	50

Thermal Power				
②Singapore Interstate Energy	108,887,700.00	50	108,887,700.00	50
Total	217,775,400.00	100	217,775,400.00	100

15. Profit for distribution

Items	Amount
①Income for distribution beginning of 2001	11,520,423.83
②Less : Employee incentive and welfare	—
③ Reserved fund	576,021.19
④ Enterprise Expansion Fund	576,021.19
⑤Add : 2001 Net income	15,714,635.32
⑥Less : Dividend distributed	10,368,381.45
⑦ For Chinese	1,036,838.15
⑧ For Foreign	9,331,543.30
⑨ Investment recovery from income	—
⑩Income for distribution by Dec.31, 2001	15,714,635.32

16. Main operating revenue

Items	Occurred last period	Current occurred
Steam Revenue	16,151,397.14	18,115,750.08
Electric Revenue	60,945,960.65	71,992,814.94
Total	77,097,357.79	90,108,565.02

17. Main operating cost

Item	Occurred last period	Current occurred
Steam export cost	12,467,357.28	16,053,350.06
Electric net gen. Cost	40,070,525.47	45,058,706.25
Total	52,537,882.75	61,112,056.31

18. Non operating expenses

Items	Current Occurred
Loss of assets clearance	248,720.75
Unemployment compensation	240,459.42
Donation expenses	110,400.00
National service fee	55,485.55

Others	88,820.56
Total	743,886.28

1.Explanation on other items

1. There is not foreign currency income and expenditures in 2001
2. The accruing and usage status of welfare and liability for Chinese employee in 2001

   (1). Accrued wages for Chinese employee RMB6,460,256.26, actual payment RMB6,460,256.26.

   (2). Accrued welfare RMB904,435.80 元, actual expense was RMB1,040,948.98 (Including labor insurance fee RMB58,588.74)

   (3). . Actual expenses for Education for employee was RMB84,790.85 in 2001 元。

   (4). Accrued Pension was RMB1,522,951.27, actual turned in RMB1,522,951.27

   (5). Accrued unemployment insurance fee RMB237,619.50, actual turned in RMB237,619.50

   (6). Accrued union fee RMB121,352.68 元, actual submitted and used RMB146,818.40
3. Other taxes paid mainly are: : Property tax RMB129,230.00, National Service(military service fee RMB55,485.55, Water conservancy construction fund RMB46,258.41)

COMPANY: ____________ SIGNATURE: ____________

DATE: ____________ DATE: ____________

资 产 负 债 表 BALANCE SHEET

12/31/2001

业名称：嘉兴嘉爱斯热电有限公司
AME OF ENTERPRISE:

会外 01表 AF - 01
（工业企业 INDUSTRIAL ）
单位 Monetary Unit: 人民币元

资 产	ASSETS	行次 LINE No.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD	负债及所有者权益	LIABILITIES AND OWNER'S EQUITY	行次 LINE NO.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD
动资产：	CURRENT ASSETS				流动负债：	CURRENT LIABILITIES			
现金	Cash on hand	1	9,003.06	3,535.21	短期借款	Short-term loans	42	1,000,000.00	10,000,000.00
行存款	Cash in bank	2	5,682,076.07	2,489,320.74	应付票据	Notes payable	43		
		3			应付帐款	Accounts payable	44	1,515,432.84	2,066,609.29
有价证券	Marketable securities	4			应付工资	Accrued payroll	45		
应收票据	Notes receivable	5			应交税金	Taxes payable	46	2,571,521.35	841,796.36
应收帐款	Accounts receivable	6	26,830,354.85	31,080,209.20	应付股利	Dividends payble	47		
减：坏帐准备	Less:Provision for bad debts	7			预收货款	Advances from customers	48		
预付货款	Advances to suppliers	8		5,647,375.35			49		
		9			其他应付款	Other payables	50	2,123,560.13	3,242,421.18
其他应收款	Other receivables	10	36,837,287.46	49,134,701.07	预提费用	Accrued expenses	51		
待摊费用	Prepaid expenses	11			职工奖励及福利基金	Staff and workers' bonus and welfare fund	52	1,499,256.21	1,376,482.79
存 货	Inventories	12	2,317,414.18	7,318,110.38	一年内到期的长期负债	Long-term liabilities due within one year	53		
减：存货变现损失准备	Less:Provision for loss on realization of inventories	13			其他流动负债	Other current liabilities	54		
		14			流动负债合计	TOTAL CURRENT LIABILITIES	55	8,709,770.53	17,527,309.62
年内到期的长期投资	Long-term investments maturing within one year	15			长期负债：	LONG-TERM LIABILITIES			
他流动资产	Other current assets	16			长期借款	Long-term loans	56		
流动资产合计	TOTAL CURRENT ASSETS	17	71,676,135.62	95,673,251.95	应付公司债	Debentures payable	57		
期投资：	LONG-TERM INVESTMENTS				应付公司债溢价(折价)	Premium(Discount)on debentures payable	58		
长期投资	Long-term investments	18			一年以上的应付款项	Payables due after one year	59	1,002,960.00	1,369,310.00
		19			长期负债合计	TOTAL LONG-TERM LIABILITIES	60	1,002,960.00	1,369,310.00
一年以上的应收款项	Receivables collectible after one year	20			其他负债：	OTHER LIABILITIES			
定资产：	FIXED ASSETS				筹建期间汇兑收益	Exchange gain during start-up period	61		
固定资产原价	Fixed assets-cost	21	193,240,908.82	197,646,592.31	递延投资收益	Deferred gain on investments	62		
减：累计折旧	Less:Accumulated depreciation	22	41,129,666.09	51,098,609.44	递延税款贷项	Deferred tax credits	63		
固定资产净值	Fixed assets-net value	23	152,111,242.73	146,547,982.87	其他递延贷项	Other deferred credits	64		
		24			待转销汇兑收益	Unamortized exchange gain	65		
		25			其他负债合计	TOTAL OTHER LIABILITIES	66	-	-
		26			负债合计	TOTAL LIABILITIES	67	9,712,730.53	18,896,619.62
固定资产清理	Disposal of fixed assets	27			所有者权益：	OWNER'S EQUITY			
建工程：	CONSTRUCTION IN PROGRESS				实收资本	Paid-in capital	68	217,775,400.00	217,775,400.00
在建工程	Construction in progress	28	3,725,090.60	1,226,596.59	其中：中方投资	Including:Chinese investment	69	108,887,700.00	108,887,700.00
形资产：	INTANGIBLE ASSETS				外方投资	Foreign investment	70	108,887,700.00	108,887,700.00
场地使用权	Land occupancy right	29	12,048,656.00	10,953,320.00	减：已归还投资	Less:Investment returned	71		
工业产权及专有技术	Industry property rights and proprietary technology	30			资本公积	Capital surplus	72		
其他无形资产	Other intangible assets	31					73		
无形资产合计	TOTAL INTANGIBILE ASSETS	32	12,048,656.00	10,953,320.00	储备基金	Reserve fund	74		576,021.19
他资产：	OTHER ASSETS				企业发展基金	Enterprise expansion fund	75	862,454.09	1,438,475.28
开办费	Organization expenses	33	309,883.50		利润归还投资	Profits capitalised on return of investments	76		
筹建期间汇兑损失	Exchange loss during start-up period	34			本年利润	Current year net income	77		
递延投资损失	Deferred loss on investments	35			未分配利润	Undistributed profits	78	11,520,423.83	15,714,635.32
递延税款借项	Deferred tax charges	36					79		
其他递延支出	Other deferred expenses	37							
待转销汇兑损失	Unamortized exchange losses	38							
		39							
其他资产合计	TOTAL OTHER ASSETS	40	309,883.50	-	所有者权益合计	TOTAL OWNER'S EQUITY	80	230,158,277.92	235,504,531.79
资 产 总 计	TOTAL ASSETS	41	239,871,008.45	254,401,151.41	负债及所有者权益总计	TOTAL LIABILITIES AND OWNER'S EQUITY	81	239,871,008.45	254,401,151.41

利　润　表　　INCOME STATEMENT

2001年度

会外工　02表　Form AFI -02

企业名称：嘉兴嘉爱斯热电有限公司　　　　(工业企业　INDUSTRIAL)

AME OF ENTERPRISE :　　　　单位 Monetary Unit: 人民币元

项　目	ITEMS	行次 LINE NO.	本年累计数 CUMULATIVE CURRENT YEAR	上年同期累计数 CUMULATIVE LAST YEAR
品销售收入	Sales	1	90,108,565.02	77,097,357.79
其中：出口产品销售收入	Including:Export sales	2		
减：销售折扣与折让	Less:Sales discounts and allowances	3		
品销售净额	NET SALES	4	90,108,565.02	77,097,357.79
减：产品销售税金	Less: Sales tax	5	178,795.98	157,537.14
产品销售成本	Cost of sales	6	61,112,056.31	52,537,882.75
其中：出口产品销售成本	Including:Cost of export sales	7		
品销售毛利	GROSS PROFIT	8	28,817,712.73	24,401,937.90
减：销售费用	Less: Selling expenses	9	510,244.25	794,122.00
管理费用	General and administrative expenses	10	10,800,064.16	9,927,755.89
财务费用	Financial expenses	11	407,859.16	15,042.45
其中：利息支出（减：利息收入）	Including:Interest expenses(less interest income)	12	403,978.16	11,246.45
汇兑损失（减：汇兑收益）	Exchange loss(less exchange gains)	13		
品销售利润	INCOME FROM MAIN OPERATION	14	17,099,545.16	13,665,017.56
：其他业务利润	Add: Income from other operations	15	550,327.31	243,465.74
业利润	OPERATING INCOME	16	17,649,872.47	13,908,483.30
：投资收益	Add: Investment income	17		
营业外收入	Non-operating income	18	230,757.10	3,837.50
补贴收入	Subsidies	19		
：营业外支出	Less:Non-operating expenses	20	743,886.28	1,352,424.08
：以前年度损益调整	Add: Adjustment to prior year's income and expenses	21		
润总额	INCOME BEFORE TAX	22	17,136,743.29	12,559,896.72
：所得税	Less: Income tax	23	1,422,107.97	1,039,472.89
利润	NET INCOME	24	15,714,635.32	11,520,423.83

利 润 分 配 表

STATEMENT OF PROFIT APPROPRIATION AND DISTRIBUTION

2001年度 For the year ended Dec. 31, 2000

会外 02表 - 附表 Form AF - 02 Sup

(工业企业 INDUSTRIAL)

企业名称：嘉兴嘉爱斯热电有限公司
NAME OF ENTERPRISE :

单位 Monetary Unit: 人民币元

项目	ITEMS	行次 LINE NO.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD
净利润	NET INCOME	1	11,520,423.83	15,714,635.32
减：职工奖励及福利基金	Less: Staff and workers' bonus and welfare fund	2		
储备基金	Reserve fund	3		
企业发展基金	Enterprise expansion fund	4		
利润转作投资	Profit reinvestment	5		
		6		
加：年初未分配利润	Add: Undistributed profit at beginning of year	7		11,520,423.83
已弥补亏损	Recovery of loss	8		
		9		
可供所有者分配的利润	PROFIT AVAILABLE FOR DISTRIBUTION TO OWNERS	10	11,520,423.83	27,235,059.15
减：已分配股利	Less: Dividends declared	11		11,520,423.83
其中： 中方股利	Including: Chinese dividends	12		
外方股利	Foreign dividends	13		
利润归还投资	Profits capitalized on return of investments	14		
年末未分配利润	UNDISTRIBUTED PROFIT AT END OF YEAR	15	11,520,423.83	15,714,635.32

现金流量表　CASH FLOWS STATEMENT

2001年　Period 2000

会外 03表 Form AF -03

企业名称：嘉兴嘉爱斯热电有限公司　　（工业企业 INDUSTRIAL）

NAME OF ENTERPRISE　　单位 Monetary Unit: 人民币元

项目 ITEMS	行次 LINE NO.	金额 AMOUNT	项目 ITEMS	行次 LINE NO.	金额 AMOUNT
一、经营活动产生的现金流量： 1. Cash Flows from Operating Activities:			补充资料 Supplemental Information		
销售商品、提供劳务收到的现金 Cash received from sales of goods or rendering of services	1	100,679,137.66	1. 将净利润调节为经营活动的现金流量： 1. Reconciliation of Net Profit to Cash Flows from Operating Activities		
	2		净利润（亏损以"-"号填列） Net profit	57	15,714,635.32
收到的税费返还 Refund of Taxes	3		加：计提的坏帐准备或转销的坏帐 Add: Provision for bad debt or bad debt written off	58	
	4		固定资产折旧 Depreciation of fixed assets	59	10,719,497.22
	5		无形资产摊销 Amortization of intangible assets	60	1,095,336.00
	6		长期待摊费用摊销 Amortization of prepaid expenses after one year	61	309,883.50
	7			62	
收到的其他与经营活动有关的现金 Other cash received relating to operating activities	8	25,441,016.88		63	
现金流入小计 Sub-total of cash inflows	9	126,120,154.54	待摊费用减少（减：增加） Decrease in prepaid expenses (or deduct:increase)	64	
购买商品、接受劳务支付的现金 Cash paid for goods and services	10	65,207,916.42	预提费用增加（减：减少） Decrease in accrued expenses (or deduct:decrease)	65	
	11		处置固定资产、无形资产和其他长期资产的损失（减：收益） Losses on disposal of fixed assets,intangible assets and other long-term assets(or deduct:gains)	66	
支付给职工以及为职工支付的现金 Cash paid to and on behalf of employees	12	8,504,760.34	固定资产报废损失 Loss on scrapping of fixed assets	67	248,720.75
支付的各项税费 Taxes paid	13	18,362,140.66	财务费用 Financial expenses	68	407,859.16
	14		投资损失（减：收益） Losses arising from investments(or deduct:gains)	69	
	15		递延税款贷项（减：借项） Deferred tax credit(or deduct:debit)	70	
	16		存货的减少（减：增加） Decrease in inventories(or deduct:increase)	71	-5,000,696.20
	17		经营性应收项目的减少（减：增加） Decrease in operating receivables(or deduct:increase)	72	-9,971,848.08
支付的其他与经营活动有关的现金 Other cash paid relating to operating activities	18	20,729,858.38	经营性应付项目的增加（减：减少） Increase in operating payables(or deduct:decrease)	73	-59,687.49
	19		其他 Others	74	-148,221.44
现金流出小计 Sub-total of cash outflows	20	112,804,675.80	经营活动产生的现金流量净额 Net cash flows from operating activities	75	13,315,478.74
经营活动产生的现金流量净额 Net cash flows from operating activities	21	13,315,478.74	2. 不涉及现金收支的投资和筹资活动： 1. Investing and Financing Activities that do not Involve in Cash Receipts and Payments		
二、投资活动生产的现金流量： 2. Cash Flows from Investing Activities:			债务转为资本 Repayment of debts by the transfer of fixed assets	76	
收回投资所收到的现金 Cash received from return of investments	22		一年内到期的可转换公司债券 Repayment of debts by the transfer of investments	77	
取得投资收益所收到的现金 Cash received from distribution of investment	23		融资租入固定资产 Investments in the form of fixed assets	78	
	24		3. 现金及现金等价物净增加情况： 3 Net Increase in Cash and Cash Equivalents		
处置固定资产、无形资产和其他长期资产而收回的现金净额 Net cash received from disposal of fixed assets,intangible assets and other long-term assets	25	350,504.08	现金的期末余额 cash at the end of period	79	2,492,855.95
	26		减：现金的期初余额 Less:cash at the beginning of the period	80	5,691,079.13
	27		加：现金等价物的期末余额 Plus:cash equivalents at the end of the period	81	
收到的其他与投资活动有关的现金 Other cash received relating to investing activities	28		减：现金等价物的期初余额 Less:cash equivalents at the beginning of the period	82	
现金流入小计 Sub-total of cash inflows	29	350,504.08	现金及现金等价物净增加额 Net increase in cash and cash equivalents	83	-3,198,223.18
购建固定资产、无形资产和其他长期资产所支付的现金 Cash paid to acquire fixed assets ,intangible assets and other long-term assets	30	2,830,901.75			
投资所支付的现金 Cash paid to acquire	31				
	32				
	33				
	34				
支付的其他与投资活动有关的现金 Other cash paid relating to investing activities	35				
现金流出小计 Sub-total of cash outflows	36	2,830,901.75			
投资活动产生的现金流量净额 Net cash flows from investing activities	37	-2,480,397.67			
三、筹资活动产生的现金流量： 3. Cash Flows from Financing Activities:					
吸收投资所收到的现金 Proceeds from issuing	38				
	39				
取得借款所收到的现金 Proceeds from borrowings	40	21,500,000.00			
	41				
	42				
收到的其他与筹资活动有关的现金 Other proceeds relating to financing activities	43				
现金流入小计 Sub-total of cash inflows	44	21,500,000.00			
偿还债务所支付的现金 Cash repayments of amounts borrowed	45	12,500,000.00			
分配股利或利润所支付的现金 Cash payments for distribution of dividends or profits	46	23,033,304.25			
	47				
	48				
	49				
	50				
	51				
支付的其他与筹资活动有关的现金 Other cash payments relating to financing activities	52				
现金流出小计 Sub-total of cash outflows	53	35,533,304.25			
筹资活动产生的现金流量净额 Net cash flows from financing activities	54	-14,033,304.25			
四、汇率变动对现金的影响额 4. Effect of Foreign Exchange Rate Changes on Cash	55				
五、现金及现金等价物净增加额 5. Net Increase in Cash and Cash Equivalents	56	-3,198,223.18			

中磊会计师事务所嘉兴分所
地址(Add):中国 浙江省嘉兴市禾兴路565号
电话(Tel):(086—0573) 2089595 2081176 2085522
传真(Fax):(086—0573) 2085522 邮编(Post): 314000
网址: www.zlcpa.com.cn 邮箱(E-mail): zj-cpa@sohu.com

ZHONGLEI CERTIFIED PUBLIC
ACCOUNTANTS JIAXIN BRANCH

Add: NO.565 HEXIN ROAD ZHEJIA JIAXING

Re: Audit Note to "Foreign Currency Statement for Review"

Jiaxing JIES Heat and Power Co., Ltd. :

Referring to the regulation in force on December 18, 1998 set by Ministry of Finance, State Foreign Currency Administration Bureau(document number CWZ1998-607 regarding *NOTIFICATION ON REINFORCEMENT OF FOREIGN CURRENCY AUDITING FOR FOREIGN JOINT VENTURE ENTERPRISES*). we have audited the form that you filled out for "Foreign Currency Statement for Reviewing" in your financial report of 2001.

During the audit process of Foreign Currency Statement for Reviewing, we did not find expenditure or receipt under your Current Account and Capital Account, neither loan or returning of loan under above accounts. The data and information you put in the Foreign Currency Statement for Reviewing fully revealed the facts of your account booking.

Zhong Lei Accounting Firm China Certified Public Accountant :

Ltd. Jiaxing Branch China Certified Public Accountant:

Report date: Jan.15, 2002

中磊会计师事务所嘉兴分所
地址(Add):中国 浙江省嘉兴市禾兴路565号
电话(Tel):(086—0573) 2089595 2081176 2085522
传真(Fax):(086—0573) 2085522 邮编(Post): 314000
网址: www.zlcpa.com.cn 邮箱(E-mail): zj-cpa@sohu.com

ZHONGLEI CERTIFIED PUBLIC
ACCOUNTANTS JIAXIN BRANCH

Add: NO.565 HEXIN ROAD ZHEJIA JIAXING

关于“应披露的外汇内容表”审计说明

嘉兴嘉爱斯热电有限公司：

根据财政部、国这外汇管理局1998年12月18日财外字(1998)607号“关于加强外商投资企业外汇审计工作的通知”,我们在审计 贵公司2001年度会计报表时，对贵公司填报的“应披露的外汇内容表”作了审计检查。

经对“应披露的外汇内容表”相关资料的检查， 贵公司于2001年度未发生经常项目及资本项目的外汇收支，也未发生外汇借款和还款。 贵公司填报的“应披露的外汇内容表”的数据，如实反映了贵公司帐面记载情况。

中磊会计师事务所 中国注册会计师：

有限责任公司嘉兴分所 中国注册会计师：

报告日期： 二OO二年一月十五日

中磊会计师事务所
有限责任公司嘉兴分所

ZHONGLEI CERTIFIED PUBLIC ACCOUNTANTS CO.,LTD JIAXING BRANCH

报告书

嘉兴嘉爱斯热电有限公司
审计报告

中国·浙江

CHINA ZHEJIANG

中磊会计师事务所有限责任公司嘉兴分所

关于嘉兴嘉爱斯热电有限公司

二OO一年度会计报表的

审 计 报 告

目　　录　　　页　次

中磊会计师事务所嘉兴分所
地址(Add)：中国·浙江省嘉兴市禾兴路 565 号
电话(Tel)：(086—0573) 2089595 2081176 2085522
传真(Fax)：(086—0573) 2085522 邮编(Post): 314000
网址：www.zlcpa.com.cn 邮箱(E-mail)：zj-cpa@sohu.com

ZHONGLEI CERTIFIED PUBLIC
ACCOUNTANTS JIAXIN BRANCH

Add: NO.565 HEXIN ROAD ZHEJIA JIAXING

审 计 报 告

中磊嘉审字[2002]007 号

嘉兴嘉爱斯热电有限公司：

我们接受委托，审计了 贵公司 2001 年 12 月 31 日的资产负债表；2001 年度的利润表；2001 年度的现金流量表。这些会计报表由 贵公司负责，我们的责任是对这些会计报表发表审计意见。我们的审计是依据《中国注册会计师独立审计准则》进行的。在审计过程中，我们结合贵公司实际情况，实施了包括抽查会计记录等我们认为必要的审计程序。

在审计过程中，我们发现：

贵公司报表“其他应收款”项目中挂有“以折旧归还外方投资”的款项 26849735.80 元，根据有关规定应列入报表“已归还投资”项目中反映。

我们认为，除上述情况外，上述会计报表符合《企业会计准则》和《中华人民共和国外商投资企业会计制度》的有关规定，在其他重大方面公允地反映了 贵公司 2001 年 12 月 31 日的财务状况和 2001 年度经营成果及 2001 年度的现金流量情况。会计处理方法的选用遵循了一贯性原则。

中磊会计师事务所　　　　中国注册会计师：

有限责任公司嘉兴分所　　　　中国注册会计师：

报告日期：二OO二年一月一十五日

税 种	期初欠交额	期末欠交额
增值税	2,143,690.73	296,941.85
所得税	409,856.55	537,233.51
其他	17,974.07	7,621.00
合 计	2,571,521.35	841796.36

12. 其他应付款 2001 年 12 月 31 日余额为人民币 3,242,421.18 元，其中没有应付本公司股东单位的款项。

13. 一年以上的应付款项

项 目	期初数	期末数
热扩容费	1,002,960.00	1,369,310.00
合 计	1,002,960.00	1,369,310.00

14. 实收资本（资本公积、盈余公积）

投资者	期初数		本年增加	本年减少	期末数	
	金额	比例%	金额	金额	金额	比例%
①嘉兴热电厂	108,887,700.00	50			108,887,700.00	50
②新加坡州际能源私人有限公司	108,887,700.00	50			108,887,700.00	50
合计	217,775,400.00	100			217,775,400.00	100

15. 未分配利润

项 目	金 额
①2001 年初未分配利润余额	11,520,423.83
②减：职工奖励及福利基金	—
③ 储备基金	576,021.19
④ 企业发展基金	576,021.19
⑤加：2001 年度净利润	15,714,635.32
⑥减：己分配股利	10,368,381.45
⑦ 其中：中方股利	1,036,838.15
⑧ 外方股利	9,331,543.30
⑨ 利润归还投资	—
⑩2001 年 12 月 31 日未分配利润余额	15,714,635.32

16. 主营业务收入

项 目	上期发生数	本期发生数
供热收入	16,151,397.14	18,115,750.08
供电收入	60,945,960.65	71,992,814.94
合 计	77,097,357.79	90,108,565.02

17. 主营业务成本

项 目	上期发生数	本期发生数
供热成本	12,467,357.28	16,053,350.06
供电成本	40,070,525.47	45,058,706.25
合 计	52,537,882.75	61,112,056.31

18. 营业外支出

项 目	本期发生数
资产清理损失	248,720.75
辞职补偿金	240,459.42
赞助捐赠支出	110,400.00
义务兵役费	55,485.55
其他	88,820.56
合 计	743,886.28

五、其他事项说明

1、 本公司 2001 年度未发生外汇收支。

2、 本公司 2001 年度涉及中方职工权益资金计提及使用情况如下：

(1) 计提中方职工工资 6,460,256.26 元，发放中方职工工资 6,460,256.26 元。

(2) 计提福利费 904,435.80 元，使用福利费 1,040,948.98 元（其中：生育保险费 58,588.74 元）

(3) 职工教育经费按实列支，2001 年度计 84,790.85 元。

(4) 计提养老保险金 1,522,951.27 元，交纳养老保险金 1,522,951.27 元。

(5) 计提待业保险金 237,619.50 元，交纳待业保险金 237,619.50 元。

(6) 计提工会经费 121,352.68 元，上缴及使用 146,818.40 元。

3、 交纳的其他各项税费主要有：房产税 129,230.09 元，义务兵役费 55,485.55 元，水利建设专项资金 46,258.41 元。

单 位：______________ 负责人：______________

日 期：______________ 日 期：______________

JIES

资 产 负 债 表 BALANCE SHEET

12/31/2001

会外 01表 AF —01

(工业企业 INDUSTRIAL)

单位 Monetary Unit: 人民币元

业名称：嘉兴嘉爱斯热电有限公司

ME OF ENTERPRISE:

资 产	ASSETS	行次 LINE No.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD	负债及所有者权益	LIABILITIES AND OWNER'S EQUITY	行次 LINE NO.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD
动资产：	CURRENT ASSETS				流动负债：	CURRENT LIABILITIES			
现金	Cash on hand	1	9,003.06	3,535.21	短期借款	Short-term loans	42	1,000,000.00	10,000,000.00
行存款	Cash in bank	2	5,682,076.07	2,489,320.74	应付票据	Notes payable	43		
		3			应付帐款	Accounts payable	44	1,515,432.84	2,066,609.29
价证券	Marketable securities	4			应付工资	Accrued payroll	45		
收票据	Notes receivable	5			应交税金	Taxes payable	46	2,571,521.35	841,796.36
收帐款	Accounts receivable	6	26,830,354.85	31,080,209.20	应付股利	Dividends payble	47		
：坏帐准备	Less:Provision for bad debts	7			预收货款	Advances from customers	48		
付货款	Advances to suppliers	8		5,647,375.35			49		
		9			其他应付款	Other payables	50	2,123,560.13	3,242,421.18
他应收款	Other receivables	10	36,837,287.46	49,134,701.07	预提费用	Accrued expenses	51		
摊费用	Prepaid expenses	11			职工奖励及福利基金	Staff and workers' bonus and welfare fund	52	1,499,256.21	1,376,482.79
货	Inventories	12	2,317,414.18	7,318,110.38	一年内到期的长期负债	Long-term liabilities due within one year	53		
：存货变现损失准备	Less:Provision for loss on realization of inventories	13			其他流动负债	Other current liabilties	54		
		14			流动负债合计	TOTAL CURRENT LIABILITIES	55	8,709,770.53	17,527,309.62
内到期的长期投资	Long-term investments maturing within one year	15			长期负债：	LONG-TERM LIABILITIES			
流动资产	Other current assets	16			长期借款	Long-term loans	56		
流动资产合计	TOTAL CURRENT ASSETS	17	71,676,135.62	95,673,251.95	应付公司债	Debentures payable	57		
投资：	LONG-TERM INVESTMENTS				应付公司债溢价(折价)	Premium(Discount)on debentures payable	58		
期投资	Long-term investments	18			一年以上的应付款项	Payables due after one year	59	1,002,960.00	1,369,310.00
		19			长期负债合计	TOTAL LONG-TERM LIABILITIES	60	1,002,960.00	1,369,310.00
年以上的应收款项	Receivables collectible after one year	20			其他负债：	OTHER LIABILITIES			
资产：	FIXED ASSETS				筹建期间汇兑收益	Exchange gain during start-up period	61		
定资产原价	Fixed assets-cost	21	193,240,908.82	197,646,592.31	递延投资收益	Deferred gain on investments	62		
：累计折旧	Less:Accumulated depreciation	22	41,129,666.09	51,098,609.44	递延税款贷项	Deferred tax credits	63		
定资产净值	Fixed assets-net value	23	152,111,242.73	146,547,982.87	其他递延贷项	Other deferred credits	64		
		24			待转销汇兑收益	Unamortized exchange gain	65		
		25			其他负债合计	TOTAL OTHER LIABILITIES	66	-	-
		26			负债合计	TOTAL LIABILITIES	67	9,712,730.53	18,896,619.62
定资产清理	Disposal of fixed assets	27			所有者权益：	OWNER'S EQUITY			
工程：	CONSTRUCTION IN PROGRESS				实收资本	Paid-in capital	68	217,775,400.00	217,775,400.00
建工程	Construction in progress	28	3,725,090.60	1,226,596.59	其中：中方投资	Including:Chinese investment	69	108,887,700.00	108,887,700.00
资产：	INTANGIBLE ASSETS				外方投资	Foreign investment	70	108,887,700.00	108,887,700.00
地使用权	Land occupancy right	29	12,048,656.00	10,953,320.00	减：已归还投资	Less:Investment returned	71		
业产权及专有技术	Industry property rights and proprietary technology	30			资本公积	Capital surplus	72		
他无形资产	Other intangible assets	31					73		
无形资产合计	TOTAL INTANGIBILE ASSETS	32	12,048,656.00	10,953,320.00	储备基金	Reserve fund	74		576,021.19
资产：	OTHER ASSETS				企业发展基金	Enterprise expansion fund	75	862,454.09	1,438,475.28
办费	Organization expenses	33	309,883.50		利润归还投资	Profits capitalised on return of investments	76		
建期间汇兑损失	Exchange loss during start-up period	34			本年利润	Current year net income	77		
延投资损失	Deferred loss on investments	35			未分配利润	Undistributed profits	78	11,520,423.83	15,714,635.32
延税款借项	Deferred tax charges	36					79		
他递延支出	Other deferred expenses	37							
转销汇兑损失	Unamortized exchange losses	38							
		39							
其他资产合计	TOTAL OTHER ASSETS	40	309,883.50	-	所有者权益合计	TOTAL OWNER'S EQUITY	80	230,158,277.92	235,504,531.79
资 产 总 计	TOTAL ASSETS	41	239,871,008.45	254,401,151.41	负债及所有者权益总计	TOTAL LIABILITIES AND OWNER'S EQUITY	81	239,871,008.45	254,401,151.41

利 润 表 INCOME STATEMENT

2001年度

会外工 02表 Form AFI -02

(工业企业 INDUSTRIAL)

企业名称：嘉兴嘉爱斯热电有限公司

NAME OF ENTERPRISE :

单位 Monetary Unit: 人民币元

项目	ITEMS	行次 LINE NO.	本年累计数 CUMULATIVE CURRENT YEAR	上年同期累计数 CUMULATIVE LAST YEAR
产品销售收入	Sales	1	90,108,565.02	77,097,357.79
其中：出口产品销售收入	Including:Export sales	2		
减：销售折扣与折让	Less:Sales discounts and allowances	3		
产品销售净额	NET SALES	4	90,108,565.02	77,097,357.79
减：产品销售税金	Less: Sales tax	5	178,795.98	157,537.14
产品销售成本	Cost of sales	6	61,112,056.31	52,537,882.75
其中：出口产品销售成本	Including:Cost of export sales	7		
产品销售毛利	GROSS PROFIT	8	28,817,712.73	24,401,937.90
减：销售费用	Less: Selling expenses	9	510,244.25	794,122.00
管理费用	General and administrative expenses	10	10,800,064.16	9,927,755.89
财务费用	Financial expenses	11	407,859.16	15,042.45
其中：利息支出（减：利息收入）	Including:Interest expenses(less interest income)	12	403,978.16	11,246.45
汇兑损失（减：汇兑收益）	Exchange loss(less exchange gains)	13		
产品销售利润	INCOME FROM MAIN OPERATION	14	17,099,545.16	13,665,017.56
加：其他业务利润	Add: Income from other operations	15	550,327.31	243,465.74
营业利润	OPERATING INCOME	16	17,649,872.47	13,908,483.30
加：投资收益	Add: Investment income	17		
营业外收入	Non-operating income	18	230,757.10	3,837.50
补贴收入	Subsidies	19		
减：营业外支出	Less:Non-operating expenses	20	743,886.28	1,352,424.08
加：以前年度损益调整	Add: Adjustment to prior year's income and expenses	21		
利润总额	INCOME BEFORE TAX	22	17,136,743.29	12,559,896.72
减：所得税	Less: Income tax	23	1,422,107.97	1,039,472.89
净利润	NET INCOME	24	15,714,635.32	11,520,423.83

利　润　分　配　表

STATEMENT OF PROFIT APPROPRIATION AND DISTRIBUTION

2001年度　　For the year ended Dec. 31, 2000

会外 02表一附表　Form AF—02 Sup

（工业企业 INDUSTRIAL ）

企业名称：嘉兴嘉爱斯热电有限公司
NAME OF ENTERPRISE ：

单位 Monetary Unit: 人民币元

项目 ITEMS		行次 LINE NO.	年初数 AT BEG. OF YEAR	期末数 AT END OF PERIOD
净利润	NET INCOME	1	11,520,423.83	15,714,635.32
减：职工奖励及福利基金	Less: Staff and workers' bonus and welfare fund	2		
储备基金	Reserve fund	3		
企业发展基金	Enterprise expansion fund	4		
利润转作投资	Profit reinvestment	5		
		6		
加：年初未分配利润	Add: Undistributed profit at beginning of year	7		11,520,423.83
已弥补亏损	Recovery of loss	8		
		9		
可供所有者分配的利润	PROFIT AVAILABLE FOR DISTRIBUTION TO OWNERS	10	11,520,423.83	27,235,059.15
减：已分配股利	Less: Dividends declared	11		11,520,423.83
其中：　中方股利	Including: Chinese dividends	12		
外方股利	Foreign dividends	13		
利润归还投资	Profits capitalized on return of investments	14		
年末未分配利润	UNDISTRIBUTED PROFIT AT END OF YEAR	15	11,520,423.83	15,714,635.32

现金流量表 CASH FLOWS STATEMENT

2001年 Period 2000

会外 03表 Form AF -03

(工业企业 INDUSTRIAL)

企业名称：嘉兴嘉爱斯热电有限公司
NAME OF ENTERPRISE

单位 Monetary Unit: 人民币元

项目	ITEMS	行次 LINE NO.	金额 AMOUNT	项目	ITEMS	行次 LINE NO.	金额 AMOUNT
一、经营活动产生的现金流量：	1. Cash Flows from Operating Activities:			补充资料	Supplemental Information		
销售商品、提供劳务收到的现金	Cash received from sales of goods or rendering of services	1	100,679,137.66	1. 将净利润调节为经营活动的现金流量：	1. Reconciliation of Net Profit to Cash Flows from Operating Activities		
		2		净利润（亏损以"—"号填列）	Net profit	57	15,714,635.32
收到的税费返还	Refund of Taxes	3		加：计提的坏账准备或转销的坏帐	Add: Provision for bad debt or bad debt written off	58	
		4		固定资产折旧	Depreciation of fixed assets	59	10,719,497.22
		5		无形资产摊销	Amortization of intangible assets	60	1,095,336.00
		6		长期待摊费用摊销	Amortization of prepaid expenses after one year	61	309,883.50
		7				62	
收到的其他与经营活动有关的现金	Other cash received relating to operating activities	8	25,441,016.88			63	
现金流入小计	Sub-total of cash inflows	9	126,120,154.54	待摊费用减少（减：增加）	Decrease in prepaid expenses (or deduct:increase)	64	
购买商品、接受劳务支付的现金	Cash paid for goods and services	10	65,207,916.42	预提费用增加（减：减少）	Decrease in accrued expenses (or deduct:decrease)	65	
		11		处置固定资产、无形资产和其他长期资产的损失（减：收益）	Losses on disposal of fixed assets,intangible assets and other long-term assets(or deduct:gains)	66	
支付给职工以及为职工支付的现金	Cash paid to and on behalf of employees	12	8,504,760.34	固定资产报废损失	Loss on scrapping of fixed assets	67	248,720.75
支付的各项税费	Taxe paid	13	18,362,140.66	财务费用	Financial expenses	68	407,859.16
		14		投资损失（减：收益）	Losses arising from investments(or deduct:gains)	69	
		15		递延税款贷项（减：借项）	Defered tax credit(or deduct:debit)	70	
		16		存货的减少（减：增加）	Decrease in inventories(or deduct:increase)	71	-5,000,696.20
		17		经营性应收项目的减少（减：增加）	Decrease in operating receivables(or deduct:increase)	72	-9,971,848.08
支付的其他与经营活动有关的现金	Other cash paid relating to operating activities	18	20,729,858.38	经营性应付项目的增加（减：减少）	Increase in operating payables(or deduct:decrease)	73	-59,687.49
		19		其他	Others	74	-148,221.44
现金流出小计	Sub-total of cash outflows	20	112,804,675.80	经营活动产生的现金流量净额	Net cash flows from operating activities	75	13,315,478.74
经营活动产生的现金流量净额	Net cash flows from operating activities	21	13,315,478.74	2. 不涉及现金收支的投资和筹资活动：	1. Investing and Financing Activities that do not Involve in Cash Receipts and Payments		
二、投资活动生产的现金流量：	2. Cash Flows from Investing Activities:			债务转为资本	Repayment of debts by the transfer of fixed assets	76	
收回投资所收到的现金	Cash received from return of investments	22		一年内到期的可转换公司债券	Repayment of debts by the transfer of investments	77	
取得投资收益所收到的现金	Cash received from distribution of investment	23		融资租入固定资产	Investments in the form of fixed assets	78	
		24		3. 现金及现金等价物净增加情况：	3 Net Increase in Cash and Cash Equivalents		
处置固定资产、无形资产和其他长期资产而收回的现金净额	Net cash received from disposal of fixed assets,intangible assets and other long-term assets	25	350,504.08	现金的期末余额	cash at the end of period	79	2,492,855.95
		26		减：现金的期初余额	Less:cash at the beginning of the period	80	5,691,079.13
		27		加：现金等价物的期末余额	Plus:cash equivalents at the end of the period	81	
收到的其他与投资活动有关的现金	Other cash received relating to investing activities	28		减：现金等价物的期初余额	Less:cash equivalents at the beginning of the period	82	
现金流入小计	Sub-total of cash inflows	29	350,504.08	现金及现金等价物净增加额	Net increase in cash and cash equivalents	83	-3,198,223.18
购建固定资产、无形资产和其他长期资产所支付的现金	Cash paid to acquire fixed assets ,intangible assets and other long-term assets	30	2,830,901.75				
投资所支付的现金	Cash paid to acquire	31	0				
		32					
		33					
		34					
支付的其他与投资活动有关的现金	Other cash paid relating to investing activities	35					
现金流出小计	Sub-total of cash outflows	36	2,830,901.75				
投资活动产生的现金流量净额	Net cash flows from investing activities	37	-2,480,397.67				
三、筹资活动产生的现金流量：	3. Cash Flows from Financing Activities:						
吸收投资所收到的现金	Proceeds from issuing	38					
		39					
取得借款所收到的现金	Proceeds from borrowings	40	21,500,000.00				
		41					
		42					
收到的其他与筹资活动有关的现金	Other proceeds relating to financing activities	43					
现金流入小计	Sub-total of cash inflows	44	21,500,000.00				
偿还债务所支付的现金	Cash repayments of amounts borrowed	45	12,500,000.00				
分配股利或利润所支付的现金	Cash payments for distribution of dividends or profits	46	23,033,304.25				
		47					
		48					
		49					
		50					
		51					
支付的其他与筹资活动有关的现金	Other cash payments relating to financing activities	52					
现金流出小计	Sub-total of cash outflows	53	35,533,304.25				
筹资活动产生的现金流量净额	Net cash flows from financing activities	54	-14,033,304.25				
四、汇率变动对现金的影响额	4. Effect of Foreign Exchange Rate Changes on Cash	55					
五、现金及现金等价物净增加额	5. Net Increase in Cash and Cash Equivalents	56	-3,198,223.18				

LDM UTILITY Co., S.A. DE C.V.

ESTADOS FINANCIEROS DICTAMINADOS

31 DE DICIEMBRE DE 2001 Y 2000

LDM UTILITY Co., S.A. DE C.V.

ESTADOS FINANCIEROS DICTAMINADOS

31 DE DICIEMBRE DE 2001 Y 2000

INDICE

Contenido	Página

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Torre Hermosillo
Blvd. Kino 309, Piso 10
Col. Country Club
C.P. 83010 Hermosillo, Sonora
Teléfono (62) 89 0202
Fax (62) 89 0200

A la Asamblea de Accionistas de LDM Utility Co., S.A. de C.V.:

25 de marzo de 2002

1. Hemos examinado los balances generales -no consolidados- de LDM Utility Co., S.A. de C.V, al 31 de diciembre de 2001 y 2000, y los estados -no consolidados- de resultados, de cambios en la inversión de los accionistas y de cambios en la situación financiera, que le son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría.

   Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

2. Los estados financieros que se acompañan fueron elaborados exclusivamente para su presentación a la Asamblea General de Accionistas, por lo que la inversión en compañías subsidiarias se presenta valuada por el método de participación. Por separado la Compañía elaboró estados financieros consolidados, a los cuales habrá que recurrir para poder evaluar e interpretar adecuadamente la situación financiera y los resultados de operación de la Compañía.

3. Como se menciona en la nota 1, la Compañía se encuentra en etapa preoperativa. Al 31 de diciembre de 2001, se tienen gastos efectuados en dicho periodo por un importe de $60,580,720 (Nota 7), los cuales se comenzaran a amortizar en un periodo de 10 años a partir del ejercicio en que comience la operación que se espera sea el 2003; consecuentemente en periodos posteriores la compañía tendrá que generar los ingresos suficientes para la amortización de los gastos preoperativos.

PRICEWATERHOUSECOOPERS

4. En nuestra opinión, los estados financieros - no consolidados- antes mencionados, presentan razonablemente, en todos los aspectos importantes, la situación financiera –no consolidada- de LDM Utility Co., S.A. de C.V., al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones, las variaciones en la inversión de los accionistas y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

Juan Luis Patiño
Contador Público

LDM UTILITY Co., S.A. DE C.V.

BALANCES GENERALES

Pesos de poder adquisitivo del 31 de diciembre de 2001

	31 de diciembre de 2001	31 de diciembre de 2000
Activo		
CIRCULANTE:		
Efectivo e inversiones en valores	$ 8,515,565	$ 101,529
Cuentas por cobrar-		
Impuestos por recuperar	4,932,664	10,247,214
Otras cuentas por cobrar	123,945	348,720
Compañías afiliadas (Nota 3)	94,897,724	12,241,979
Suma el activo circulante	108,469,898	22,939,442
INMUEBLES, PROPIEDADES Y EQUIPO, Neto (Nota 4)	227,290,178	145,504,328
INVERSION EN COMPAÑÍAS SUBSIDIARIA (Nota 5)	7,473,253	-
DERECHOS FIDEICOMISARIOS (NOTA 6)	124,968	-
GASTOS PREOPERATIVOS (Nota 7)	60,580,870	37,638,227
Suma el activo	$403,939,167	$206,081,997
Pasivo		
CORTO PLAZO:		
Proveedores	1,426,460	$ 2,099,859
Otras cuentas por pagar y pasivos acumulados	2,426,631	63,973
Suma el pasivo a corto plazo	3,853,091	2,163,832
Alliant Energy International Inc. (Nota 8)	374,115,172	200,352,769
Suma el pasivo	377,968,263	202,516,601
Aportaciones para futuros aumentos de capital	-	3,507,731
Capital contable		
Capital social (Nota 9)	70,867	57,665
Utilidad del ejercicio	25,900,037	-
Suma el capital contable	25,970,904	57,665
Suma el pasivo y el capital contable	$403,939,167	$206,081,997

Las diez notas adjuntas son parte integrante de estos estados financieros.

LDM UTILITY, Co., S.A. DE C.V.

ESTADOS DE RESULTADOS

Pesos de poder adquisitivo del 31 de diciembre de 2001

	Año que terminó el 31 de diciembre de	
	2001	2000
Ingresos por donaciones de terreno (Nota 10)	$18,405,158	$ -
	18,405,158	-
Participación en subsidiaria	7,363,939	-
Resultado en Fideicomisos	130,940	-
Utilidad neta	$25,900,037	$ -

Las diez notas adjuntas son parte integrante de estos estados financieros.

LDM UTILITY Co., S.A. DE C.V.

ESTADOS DE CAMBIOS EN LA INVERSIÓN DE LOS ACCIONISTAS

Pesos de poder adquisitivo del 31 de diciembre de 2001

	Capital social (Nota 9)	Capital social no exhibido (Nota 9)	Utilidad neta del ejercicio	Total capital contable
Saldos al 31 de diciembre de 1999	$57,665	($15,912)	$ -	$ 41,753
Aumento de capital		15,912		15,912
Saldos al 31 de diciembre de 2000	$57,665	$ -	$ -	$ 57,665
Incremento de la parte variable del Capital Social, en octubre de 2001	13,202			13,202
Utilidad integral			25,900,037	25,900,037
Saldos al 31 de diciembre de 2001	$70,867	$ -	$25,900,037	$25,970,904

Las diez notas adjuntas son parte integrante de estos estados financieros.

LDM UTILITY Co., S.A. DE C.V.

ESTADOS DE CAMBIOS EN LA SITUACION FINANCIERA

Pesos de poder adquisitivo del 31 de diciembre de 2001

	Año que terminó el 31 de diciembre de	
	2001	2000
Utilidad neta del ejercicio	$25,900,037	$ -
Partidas aplicadas a resultados que no requirieron la utilización de recursos:		
Participación en resultados de subsidiaria	7,363,939	-
Derechos fideicomitidos	130,940	-
Donación de terrenos	18,405,158	-
	-	-
OPERACION:		
Recursos generados por (utilizados en):		
Impuestos por recuperar	5,314,550	(3,373,983)
Anticipos a proveedores	-	29,076,562
Otras cuentas por cobrar	224,775	(353,940)
Compañías afiliadas	(82,655,745)	(12,236,759)
Proveedores y otras cuentas por pagar	1,689,259	1,832,183
Recursos (aplicados en) generados por la operación	(75,427,161)	14,944,063
FINANCIAMIENTO:		
Alliant Energy International Inc.	173,762,403	90,663,190
Aportación para futuros aumentos de capital	(3,507,731)	258,158
Recursos generados por actividades de financiamiento	170,254,672	90,921,348
INVERSION:		
Adquisiciones de activos fijos	(63,380,692)	(76,356,893)
Gastos preoperativos	(22,811,703)	(30,779,683)
Pago de capital social no exhibido	-	15,912
Inversión en acciones	(109,314)	-
Derechos fideicomitidos	(124,968)	-
Incremento de capital	13,202	-
Recursos aplicados en actividades de inversión	(86,413,475)	(107,120,664)
EFECTIVO:		
INCREMENTO (DISMINUCION) DE EFECTIVO	8,414,036	(1,255,253)
SALDOS AL PRINCIPIO DEL AÑO	101,529	1,356,782
SALDOS AL FINAL DEL AÑO	$ 8,515,565	$ 101,529

Las diez notas adjuntas son parte integrante de estos estados financieros.

LDM UTILITY Co., S.A. DE C.V.

ESTADOS DE CAMBIOS EN LA SITUACION FINANCIERA

Pesos de poder adquisitivo del 31 de diciembre de 2001

	Año que terminó el 31 de diciembre de 2001	2000
Utilidad neta del ejercicio	$25,900,037	$ -
Partidas aplicadas a resultados que no requirieron la utilización de recursos:		
Participación en resultados de subsidiaria	7,363,939	-
Derechos fideicomitidos	130,940	-
Donación de terrenos	18,405,158	-
	-	-
OPERACION:		
Recursos generados por (utilizados en):		
Impuestos por recuperar	5,314,550	(3,373,983)
Anticipos a proveedores	-	29,076,562
Otras cuentas por cobrar	224,775	(353,940)
Compañías afiliadas	(82,655,745)	(12,236,759)
Proveedores y otras cuentas por pagar	1,689,259	1,832,183
Recursos (aplicados en) generados por la operación	(75,427,161)	14,944,063
FINANCIAMIENTO:		
Alliant Energy International Inc.	173,762,403	90,663,190
Aportación para futuros aumentos de capital	(3,507,731)	258,158
Recursos generados por actividades de financiamiento	170,254,672	90,921,348
INVERSION:		
Adquisiciones de activos fijos	(63,380,692)	(76,356,893)
Gastos preoperativos	(22,811,703)	(30,779,683)
Pago de capital social no exhibido	-	15,912
Inversión en acciones	(109,314)	-
Derechos fideicomitidos	(124,968)	-
Incremento de capital	13,202	-
Recursos aplicados en actividades de inversión	(86,413,475)	(107,120,664)
EFECTIVO:		
INCREMENTO (DISMINUCION) DE EFECTIVO	8,414,036	(1,255,253)
SALDOS AL PRINCIPIO DEL AÑO	101,529	1,356,782
SALDOS AL FINAL DEL AÑO	$ 8,515,565	$ 101,529

Las diez notas adjuntas son parte integrante de estos estados financieros.

LDM UTILITY Co., S.A. DE C.V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS

AL 31 DE DICIEMBRE DE 2001 Y 2000

Cifras monetarias expresadas en pesos de poder adquisitivo del 31 de Diciembre de 2001

NOTA 1. OBJETIVO

La compañía se constituyó el 3 de Marzo de 1999, siendo su objeto social el diseño, construcción, operación y mantenimiento de medios de distribución eléctrica y equipo propiedad de la Comisión Federal de Electricidad, así como el suministro de agua potable, el tratamiento y recolección de aguas residuales y el cuidado de los medios para servicios de telecomunicación.

Al 31 de diciembre de 2001, la compañía se encuentra en periodo preoperativo.

LDM Utility Co., S.A. de C.V., no tiene empleados, por lo que tiene contrato de prestación de servicios con vigencia indefinida con Asesores Profesionales de Peñasco, S.C., en consecuencia, no está sujeta a obligaciones de carácter laboral.

NOTA 2. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

A continuación se resumen las principales políticas contables seguidas en la preparación de estos estados financieros, las cuales están de acuerdo con principios de contabilidad generalmente aceptados:

a) Unidad monetaria- Las cifras de los estados financieros están expresadas en pesos.

b) Actualización- Los estados financieros reconocen los efectos de la inflación en la información financiera, tal como lo requieren los principios de contabilidad generalmente aceptados, de acuerdo con las siguientes políticas:

1. Los estados financieros se actualizan con base en el "Tercer Documento de Adecuaciones al Boletín B-10", en consecuencia, todos los rubros de los estados financieros están expresados en pesos constantes al término del ejercicio (31 de Diciembre de 2001).

2. Inmuebles, propiedades y equipo- Se registran a su valor de adquisición y son actualizados aplicando factores derivados del Indice Nacional de Precios al Consumidor, publicados por el Banco de México.

Las concesiones de pozos deben ser amortizadas de acuerdo a la vida útil estimada.

3. Las diferencias cambiarias resultantes en la conversión de los saldos en moneda extranjera son aplicadas y capitalizadas, formando parte de los gastos preoperativos.

4. Ganancia por posición monetaria- Esta cuenta representa el efecto que la inflación produce en los activos y pasivos monetarios. Mantener estos activos produce una pérdida, mientras que los pasivos generan una ganancia. El efecto del año es aplicado a los gastos preoperativos del ejercicio.

5. Moneda extranjera- Los activos y pasivos en moneda extranjera han sido convertidos a pesos a la paridad existente al cierre del ejercicio.

c) A partir del 1° de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado durante el ejercicio, se muestren en el estado del capital contable, bajo el concepto de utilidad integral, razón por la cual, para hacer comparativo los diferentes renglones de dicho estado, el mismo fue reestructurado.

NOTA 3. COMPAÑIAS AFILIADAS

Las cuentas intercompañías incluidas en el balance general al 31 de diciembre de 2001 y 2000 son las siguientes:

	31 de diciembre de	
	2001	2000
Laguna del Mar RSC, S.A. de C.V.	$94,897,724	$12,241,979

El incremento de $82,655,745 se debe, principalmente, al financiamiento para adquisición de activos fijos y pagos de compromisos con los accionistas

NOTA 4. INMUEBLES, PROPIEDADES Y EQUIPO

La inversión en inmuebles, propiedades y equipo se integra como sigue:

	31 de diciembre de	
	2001	2000
Terrenos	$ 52,326,829	$ -
Edificios	870,768	854,523
Equipo de transporte	114,857	146,692
Equipo de cómputo	264,078	57,152
Equipo de producción eléctrica	74,173	76,406
Mobiliario y equipo de oficina	62,104	51,797
	53,712,809	1,186,570
Trabajos en proceso	97,301,665	96,744,096
Otros activos fijos	85,741	88,192
Derechos y concesiones	5,932,374	6,942,310
Capitalización de intereses	70,257,589	40,543,160
	$227,290,178	$145,504,328

NOTA 5- INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS:

Se analiza como sigue:

	% de participación	31 de diciembre de 2001	2000
Inversión en:			
Laguna del Mar RSC, S.A. de C.V.	99.95	$7,473,253	$ -

NOTA 6- DERECHOS FIDEICOMISARIOS:

La compañía participa en el fideicomiso G.E. Capital Bank, S.A. Institución de Banca Múltiple , G.E. Capital Grupo Financiero, División Fiduciaria, Fideicomiso F/282, el cual tiene las siguientes características

El Fideicomiso tiene participación desde octubre de 2001, en un contrato de fideicomiso constituido para la administración de un complejo turístico, en el cual intervienen las siguientes empresas:

LDM Utility, S.A. de C.V. Alliant Energy Internacional Inc.	Fideicomitente y Fideicomisario
G.E. Capital Bank, S.A. Institución de Banca Múltiple, G.E. Capital Grupo Financiero, División Fiduciaria,	

Fideicomiso F/282 Fiduciario

LDM Utility, S.A. de C.V., aportó la cantidad de $300,000 dólares americanos en octubre del presente año.

Las partes convienen en que la participación y los derechos derivados de este fideicomiso corresponderán a los fideicomisarios, con respecto a la totalidad de los bienes fideicomitidos y su distribución se menciona a continuación:

1. LDM Utility, S.A. de C.V., le corresponderá una participación igual al 100%; la cual dio en garantía a Alliant Energy International Inc..

2. El presente fideicomiso tendrá una duración ilimitada.

NOTA 7. GASTOS PREOPERATIVOS

El importe de los gastos preoperativos fue de $60,580,720 en el 2001 ($37,638,227 en 2000) integrados por:

	31 de diciembre de	
	2001	2000
Gastos de organización Phoenix Poject Office	$37,076,923	$13,117,489
Gastos de instalación y adaptación	18,385,620	12,495,546
Honorarios	17,793,563	8,109,684
Gastos de organización Site Office	6,652,241	9,415,364
Administración de LDM Utility	4,679,609	2,357,937
Gastos no deducibles	2,909,951	-
Depreciación y amortización	2,521,694	1,612,459
Seguridad y coampamento	902,935	551,715
Gastos de vivero	18,377	18,377
Resultado cambiario, neto	(8,338,436)	2,293,279
Costo integral de financiamiento	(22,021,607)	(12,333,623)
	$60,580,870	$37,638,227

Una vez terminado el periodo preoperativo, la compañía tiene la política de amortizar en 10 años los gastos efectuados durante dicho periodo preoperativo.

NOTA 8. ALLIANT ENERGY INTERNATIONAL INC.

Las principales características de la deuda con Alliant Energy International Inc. (Alliant) se describen a continuación:

A la fecha se han firmado pagares por $33,329,345 dólares americanos, correspondientes a capital ($15,889,026 dólares americanos en 2000) con base en el contrato que a continuación se detalla:

Se tiene un contrato de desarrollo de infraestructura con Alliant Energy de México, S. de R.L. de C.V., el cual menciona, entre otros, que Alliant prestara a la empresa hasta 65 millones de dólares americanos para los servicios de construcción, ingeniería, diseño y administración del proyecto turístico, mediante pagares y en base a las estimaciones de costos provenientes aprobados.

El interés sobre las disposiciones será de 8.75% o PRIME + 2, el que sea mayor con un máximo del 15% y un mínimo de 8.75% (15% en 2000) anual y se constituye una garantía prendaría sobre el total del activo de la empresa menos el pasivo sin tomar en cuenta la deuda.

Además se firmo una hipoteca a favor de Alliant, garantizando el total del préstamo, sobre los terrenos propiedad de la empresa por 2,108,595 m2 y las edificaciones que se construyan sobre ellos.

Se creó una provisión para el interés por un importe en dólares americanos de $7,471,943 ($4,102,097 en 2000).

El tipo de cambio por el cual fue registrada la deuda es de 9.1692 (9.5997 en 2000) pesos por dólar.

NOTA 9. CAPITAL SOCIAL

Integración de la actualización de algunas cuentas del capital contable:

	2001			2000
Concepto	Cifras históricas	Efectos de actualización	Total cifras actualizadas	Total cifras actualizadas
Capital social	$ 63,132	$7,735	$ 70,867	$57,665
Utilidades acumuladas:				
Neta del año	25,900,037	-	25,900,037	-
	$25,963,169	$7,735	$25,970,904	$57,665

El capital social está representado por 63,132 acciones nominativas en diciembre de 2001 (50,000 en 1999), sin valor nominal y se integra como sigue:

	Número de acciones emitidas	
	2001	2000
Capital Social-		
Fijo, serie "A"	50,000	50,000
Variable, serie "C"	13,132	-
Total acciones	63,132	50,000

En el mes de octubre se efectuó un aumento de capital por $13,132 acciones, sin valor nominal, totalmente suscritas y pagadas, sin derecho a voto, las cuales representan el 20.80% del capital por G.E. Capital Bank, S.A. Institución de Banca Múltiple, G.E. Capital Grupo Financiero, División Fiduciario, Fideicomiso F/282.

NOTA 10. INGRESOS POR DONACION

Durante 2001 se dono a la empresa por parte de la sociedad denominada Rocky Point, S.A. de C.V. y el señor José Raymundo Leal Márquez, en su carácter de fideicomitentes "B" y fideicomisarios en tercer lugar del denominado Fideicomiso Laguna del Mar No. F/282 en el cual GE Capital Bank, S.A., tiene el carácter de fiduciario, terrenos por un importe de $18,405,158 que corresponde a 2,288,840 m2, para la realización del proyecto turístico.

- - - - - - - - - - - - - -

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

中国上海市黄浦路99号
上海滩国际大厦16楼
邮政编码: 200080

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1598

北京分所
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邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte
Touche
Tohmatsu

R 02-001

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

We have audited the accompanying balance sheet of Shijiazhuang Chengfeng Cogen Co., Ltd. (the "Company") as of December 31, 2001 and the related statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2001 and of the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Note	Year ended December 31, 2001	Year ended December 31, 2000
		RMB	RMB
Operating revenues:			
Electricity		40,224,098	4,063,756
Steam		8,942,052	-
Rental income		120,000	420,000
		49,286,150	4,483,756
Operating costs and expenses:			
Fuel		(19,142,150)	(2,935,931)
Raw materials and consumables used		(2,060,856)	(609,974)
Repairs and maintenance		(1,485,287)	(19,920)
Staff costs		(3,755,407)	(1,922,106)
Depreciation and amortization		(9,153,509)	(2,627,974)
Other operating expenses		(2,695,841)	(2,037,277)
		(38,293,050)	(10,153,182)
Income (loss) from operations		10,993,100	(5,669,426)
Bank interest income		655,463	214,127
Interest expense - bank		(4,394,336)	(909,419)
- related company		(4,062,375)	(313,845)
Exchange loss		(42,143)	(2,306)
Income (loss) before tax		3,149,709	(6,680,869)
Income tax	3(c)	-	-
Net income (loss) for the year		3,149,709	(6,680,869)

See accompanying notes to financial statements.

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

BALANCE SHEET
AS AT DECEMBER 31, 2001

	Notes	2001 RMB	2000 RMB
ASSETS			
Non-current assets			
Property, plant and equipment	5	170,872,501	182,705,580
Non-current receivables	4(c)	13,337,569	15,234,244
		184,210,070	197,939,824
Current assets			
Inventories	3(d)	6,416,593	2,885,038
Trade receivables		4,179,968	1,856,682
Amount due from related company	4(c)	123,630	-
Other receivables and prepaid expenses		2,988,526	1,305,013
Restricted cash	3(j)	53,819,685	20,700,000
Bank balances and cash	3(j)	12,150,257	2,617,048
		79,678,659	29,363,781
Total assets		263,888,729	227,303,605
EQUITY AND LIABILITIES			
Capital and reserves			
Paid-in capital	1	76,182,970	76,182,970
Accumulated deficit		(16,231,300)	(19,381,009)
		59,951,670	56,801,961
Current liabilities			
Trade payables		5,398,278	5,383,292
Amounts due to related companies	4(d)	42,338,764	17,311,050
VAT and other taxes payable		183,397	350,898
Other payables and accrued liabilities		3,654,444	1,792,933
Construction payables		25,842,176	28,963,471
Short-term borrowings	6	126,520,000	116,700,000
		203,937,059	170,501,644
Total equity and liabilities		263,888,729	227,303,605

See accompanying notes to financial statements.

The financial statements on pages 2 to 15 were approved by the board of directors on January 6, 2001 and are signed on its behalf by:

DIRECTOR

DIRECTOR

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Paid-in capital RMB	Accumulated deficit RMB	Total RMB
Balance at January 1, 2000	76,182,970	(12,700,140)	63,482,830
Loss for the year	-	(6,680,869)	(6,680,869)
Balance at January 1, 2001	76,182,970	(19,381,009)	56,801,961
Net income for the year	-	3,149,709	3,149,709
Balance at December 31, 2001	76,182,970	(16,231,300)	59,951,670

See accompanying notes to financial statements.

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Year ended December 31,	
	2001	2000
	RMB	RMB
Income (loss) for the year	3,149,709	(6,680,869)
Adjustments for:		
Interest expense	8,456,711	1,223,264
Interest income	(655,463)	(214,127)
Depreciation and amortization	9,153,509	2,627,974
Gain on disposal of property, plant and equipment	-	7,556
	20,104,466	(3,036,202)
Operating cash flows before movements in working capital:		
Increase in inventories	(3,531,555)	(2,885,038)
Increase in trade receivables	(2,323,286)	(1,856,682)
(Increase) decrease in amounts due from related companies	(123,630)	174,837
Increase in other receivables and prepaid expenses	(1,683,513)	(1,252,188)
Increase in trade payables	14,986	5,383,293
Increase in amounts due to related companies	20,965,339	-
(Decrease) increase in VAT and other taxes payable	(167,501)	277,968
Increase in other payables and accrued liabilities	1,861,511	1,092,724
Cash generated by operations	35,116,817	(2,101,288)
Interest paid	(4,394,336)	(295,058)
Net cash generated by (used in) operating activities	30,722,481	(2,396,346)
Investing activities		
Purchase of property, plant and equipment	(441,724)	(82,336,935)
Decrease (increase) in non-current receivables	1,896,675	(15,234,244)
Interest received	655,463	81,418
Proceeds on disposal of property, plant and equipment	-	169,000
Net cash generated by (used in) investing activities	2,110,414	(97,320,761)
Financing activities		
New loans raised	105,820,000	136,700,000
Repayments of loans	(96,000,000)	(20,000,000)
Increase in restricted cash	(33,119,685)	(20,700,000)
Net cash from financing activities	(23,299,685)	96,000,000
Net increase (decrease) in cash and cash equivalents	9,533,210	(3,717,107)
Cash and cash equivalents at beginning of year	2,617,048	6,334,155
Cash and cash equivalents at end of year, represented by bank balances and cash	12,150,258	2,617,048

See accompanying notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Shijiazhuang Chengfeng Cogen Co., Ltd. (the "Company") is a sino-foreign co-operative joint venture established in the People's Republic of China (the "PRC") with its principal place of business at Zhengding, Shijiazhuang, Hebei province, PRC. On September 13, 1997, the Company was approved by Hebei Province Government as a company with foreign investment in the PRC. The operation period of the Company is 22 years commencing on September 13, 1997 and expiring on September 12, 2019. The principal activities of the Company are the generation and sale of electricity and steam. The Company commenced commercial operations in October 2000. At December 31, 2001 and 2000, the Company had 139 and 119 employees, respectively.

The registered capital of the Company is United States dollars ("US$") 9,200,000, which has been fully paid up. The details of capital contributions were as follows:

Joint Venture Partner	Percentage of ownership	Paid - in Capital	
		US$	RMB Equivalent
	%		
Shijiazhuang City Zhengding Chemical Fertilizer Group Co., Ltd. ("ZCFG")	30	2,760,000	22,860,108
Peak Pacific Investment Company Ltd. ("PPIC")	70	6,440,000	53,322,862
	100	9,200,000	76,182,970

The Company was established to construct and operate a heat and power plant (the "Plant") with two 12 megawatt electricity generators and three 75 ton of steam per hour boilers in Zhengding County, Shijiazhuang City, PRC.

2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The financial statements are presented in RMB, the currency in which the majority of the Companies' transactions are denominated. The Company's financial statements are prepared in conformity with International Accounting Standards ("IAS"). This basis of accounting differs from that used in the accounts of the Company, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

The major differences between IAS and PRC GAAP include:

- Capitalization of pre-operating expenses for PRC GAAP;
- Depreciation expense of property, plant and equipment to reflect more accurately the economic useful life of assets under IAS.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the accompanying accounts of the Company to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Operating revenue

Operating revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to the local power bureau and Zhengding Country Steam Company ("ZCSC").

Revenues from the sale of electricity and steam are recognized upon transmission of electricity and steam to the electric and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and Steam Purchase Agreement ("SPA"). The electricity and steam supplied will be charged at rates calculated in accordance with the formulae stipulated in the PPA and SPA, respectively. The current tariff and steam rate charged for the year were 0.374 per KWH and 55 per ton including VAT, respectively. These rates have been approved by the local price bureau.

(2) Interest income

Interest income earned from deposits placed with banks is recognized on the straight line basis.

(3) Rental income

Rental income is derived from the rental of a boiler to a third party and is recognized on the accruals basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(c) Taxation

(1) Value-added tax

The Company is subject to VAT at 17% on sale of electricity and 13% on sale of steam in accordance with the Provisional Regulations of the People's Republic of China on Value-Added Tax. The net VAT payable is the output VAT on sales of electricity and steam less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

(2) Income tax

In accordance with a circular issued by the State Council, effective January 1, 1999, production foreign investment enterprises throughout the PRC in the fields of energy, transportation infrastructure, subject to approval from State Administration for Taxation, may pay foreign enterprise income tax ("FEIT") at the rate of 15%. The Company has applied to the state tax authority for this tax preferential treatment and is awaiting for approval.

The Company is fully exempted from FEIT for two years starting from the first profit-making year (after covering any accumulated loss carried forward from previous years), followed by a 50% exemption for the next three years.

No provision for income tax was provided for the year as the Company incurred loss based on its statutary financial statements. The tax losses carried forward at December 31, 2001 were approximately RMB12 million which expire in 2005.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

As of December 31, 2001, there were no other significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet of the Company, which would result in deferred taxation.

3 PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(d) Inventories

Inventories comprise fuel, spare parts and consumable supplies. Inventories are stated at cost, calculated on a weighted-average basis.

At December 31, inventories comprised:

	2001	2000
	RMB	RMB
Fuel	5,678,671	2,799,145
Spare parts and consumables	737,922	85,893
	6,416,593	2,885,038

(e) Related companies

The companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. The companies are also considered to be related if they are subject to common control or common significant influence.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Depreciation is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Company are as follows:

Land use rights	22 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

Properties in the course of construction for production, rental or administrative purposes are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Company's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g) Foreign currency translation

The Company maintains its books and records in RMB, which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences, other than those capitalized in property, plant and equipment, are dealt with in the income statement.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the income statement in the period in which they are incurred. No interest was capitalized in 2001. In the year ended December 31, 2000, the Company capitalized interest expense RMB3,602,046 in property, plant and equipment calculated at the average borrowing rates in that year.

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net income as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Company's board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Company's employees, and assets acquired through this fund shall not be taken as the Company's assets.

(j) Financial instruments

Financial assets

The Company's principal financial assets are bank balances and cash, restricted cash, trade and other receivables.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(j) Financial instruments (cont'd)

Included in bank balances at December 31, were the following deposits with banks:

	2001	2000
	RMB	RMB
Restricted cash:		
US$ deposits (RMB equivalent)	53,819,685	20,700,000
Bank balances and cash		
RMB deposits	11,670,828	2,536,552
US$ deposits (RMB equivalent)	445,091	32,842
RMB cash	34,338	47,654
	12,150,257	2,617,048

Trade receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include interest-bearing borrowings and trade and other payables. Bank loans are recorded at the proceeds received. Finance charges, are accounted for on the accruals basis. Trade and other payables are stated at their nominal value.

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. Two customers account for 100% of electricity and steam revenues. The failure of the customers to fulfill their contractual obligations could have a substantial negative impact on the Company. However, the management does not anticipate non-performance by these customers.

(k) Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). In determining the recoverable amount of assets, expected cash flows are discounted to present values. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(k) Impairment (cont'd)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, which probably will result in an outflow of economic benefits that can be reasonable estimated.

(m) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as defined contribution plans where the Company's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

4. RELATED COMPANY TRANSACTIONS

(a) Related companies of the Company mainly include the following:

Name of the related companies	Relationship with the Company
ZCFG	Chinese partner of the Company
PPIC	Foreign partner of the Company
PPIC (Labuan)	Subsidiary of PPIC
ZCSC	Company under the same management of the Company
Henan Anfeng Power Electric Co., Ltd.	Subsidiary of PPIC
Henan Yongfeng Power Electric Co., Ltd.	Subsidiary of PPIC

4. RELATED COMPANY TRANSACTIONS (CONT'D)

(b) For the year ended December 31, 2001, the significant transactions between the Company and the related companies were as follows:

Description	Year ended December 31, 2001 RMB	2000 RMB
Transactions with PPIC		
Payments made on behalf of PPIC	123,630	-
Transactions with PPIC (Labuan)		
Draw down of short – term loans	53,820,000	20,700,000
Commitment fee for short-term loans	-	414,000
Interest accrued on short-term loans	4,062,375	615,668
Transactions with Henan Anfeng Power Electric Co., Ltd.		
Advance received	4,400,000	3,100,000
Transactions with Henan Yongfeng Power Electric Co., Ltd.		
Advance received	16,600,000	3,100,000
Transactions with ZCSC		
Prepayment of sale of steam	440,000	-
Sale of steam	8,942,052	-

(c) As of December 31, the balances due from related companies were included in the balance sheet as follows:

	2001 RMB	2000 RMB
Included in noncurrent receivable -ZCSC	11,837,569	12,234,244
Due from related company-PPIC	123,630	-
	11,961,199	12,234,244

The amounts have no specific terms of repayment.

4. RELATED COMPANY TRANSACTIONS (CONT'D)

(d) As of December 31, the balance due to related companies comprised:

	2001 RMB	2000 RMB
- PPIC	3,804,984	3,811,841
- PPIC (Labuan)-Interest	4,210,238	-
-Others	6,683,542	7,299,209
- Henan Anfeng Power Electric Co., Ltd.	7,500,000	3,100,000
- Henan Yongfeng Power Electric Co., Ltd.	19,700,000	3,100,000
- Zhengding County Steam Co., Ltd.	440,000	-
	42,338,764	17,311,050

The amounts due from/to related companies at the balance sheet date primarily arose from the above transactions. These amounts are interest free, unsecured and have no specific terms of repayment.

5. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001, property, plant and equipment comprised:

	Land use rights RMB	Buildings RMB	Machinery and equipment RMB	Motor vehicles RMB	Office equipment and others RMB	Construction in process RMB	Total RMB
Cost							
At January 1, 2001	10,224,340	36,945,980	137,531,287	702,676	243,384	-	185,647,667
Adjustments (i)	-	7,680,817	(15,119,264)	-	-	-	(7,438,447)
Additions	-	44,648	2,806,560	819,495	323,462	764,712	4,758,877
At December 31, 2001	10,224,340	44,671,445	125,218,583	1,522,171	566,846	764,712	182,968,097
Accumulated depreciation and amortization							
At January 1, 2001	1,342,191	307,883	949,593	236,121	106,299	-	2,942,087
Charge for the year	473,715	2,296,223	6,043,979	213,423	126,169	-	9,153,509
At December 31, 2001	1,815,906	2,604,106	6,993,572	449,544	232,468	-	12,095,596
Net book values							
At December 31, 2001	8,408,434	42,067,339	118,225,011	1,072,627	334,378	764,712	170,872,501
At January 1, 2001	8,882,149	36,638,097	136,581,694	466,555	137,085	-	182,705,580

(i) The opening balances of building, machinery and equipment were adjusted in accordance with the final civil engineer report issued during the year. The deprecation effect relating to the above adjustments was insignificant and was included in the current year's charge.

6. SHORT - TERM BORROWINGS

As of December 31, 2001, short - term borrowings comprised:

Lender	Duration	Currency of borrowing	Interest rate (per annum)	Principal
			%	RMB
Bank of China	11/26/01-5/26/01	RMB	5.58	24,000,000
Bank of China	9/7/01-8/3//02	RMB	5.85	28,000,000
PPIC (Labuan)	9/4/00-9/4/03	US$	9.00	74,520,000
				126,520,000

At December 31, 2001, short-term bank loans of RMB52,000,000 were secured by the Company's US$ deposits totaling the equivalent of RMB53,819,685.

7. EMPLOYEE WELFARE

In accordance with the regulations issued by Zhengding County Government of Hebei Province, the Company provides on a monthly basis for staff welfare expenses (14%), pension fund (26.5%), and housing fund (4%) based on the total salary payment to its Chinese employees. The Company has no further obligation for staff benefits beyond the above contributions. In the years ended December 31, 2001 and 2000, the Company's expenses of such arrangement were RMB799,361 and 587,562, respectively.

* * * * * *

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ N° 09.095.183/0001-40

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

ATIVO

	2001	2000 (Não auditado)
CIRCULANTE		
Numerário disponível	3,010	4,521
Consumidores e concessionários	154,529	145,280
Títulos de créditos a receber	15,129	6,431
Créditos renegociados	39,176	24,478
Recomposição tarifária extraordinária	25,854	-
Provisão para créditos de liquidação duvidosa	(73,942)	(81,839)
Outros créditos	672	3,345
Estoques	2,350	2,798
Impostos a recuperar	13,687	2,096
Despesas pagas antecipadamente	2,225	34
	182,690	107,144
REALIZÁVEL A LONGO PRAZO		
Recomposição tarifária extraordinária	51,709	-
Títulos de créditos a receber	4,266	5,078
Créditos renegociados	28,007	57,996
Créditos com partes relacionadas	6,587	-
Impostos a recuperar	5,833	-
Créditos tributários	92,914	88,512
Depósitos judiciais	10,703	7,730
Despesas pagas antecipadamente	2,482	-
Outros	11,854	815
	214,355	160,131
PERMANENTE		
Investimentos	189	158
Imobilizado	212,495	183,486
Diferido	1,820	-
	214,504	183,644
TOTAL DO ATIVO	**611,549**	**450,919**

As notas explicativas são parte integrante destes balanços

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ N° 09.095.183/0001-40

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

PASSIVO

	2001	2000 (Não auditado)
CIRCULANTE		
Fornecedores	116,059	19,165
Folha de pagamento	1,454	1,871
Tributos e contribuições sociais	67,052	47,970
Empréstimos e financiamentos	45,175	14,923
Encargos de dívidas	19	131
Obrigações estimadas	2,887	2,175
Encargos do consumidor a recolher	2,902	1,862
Taxa de iluminação pública arrecadada	3,384	3,163
Outras Contas a pagar	7,943	2,114
	246,875	**93,374**
EXIGÍVEL A LONGO PRAZO		
Fornecedores	17,316	-
Empréstimos e financiamentos	16,702	17,383
Tributos e contribuições sociais	54,198	96,204
Débitos com partes relacionadas	57,409	-
Provisões para contingências	78,120	90,784
Provisões do deficit atuarial da Funasa	24,297	33,489
Outros	7,284	815
	255,326	**238,675**
Obrigações vinculadas à concessão	10,874	10,382
	266,200	**249,057**
PATRIMÔNIO LÍQUIDO		
Capital social	181,401	181,401
Reserva de capital	2,994	2,994
Prejuízos acumulados	(85,921)	(75,907)
	98,474	**108,488**
TOTAL DO PASSIVO	**611,549**	**450,919**

As notas explicativas são parte integrante destes balanços

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ N° 09.095.183/0001-40

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais, exceto o prejuízo por mil ações)

	2001	2000
Receita operacional		(Não auditado)
Fornecimento de energia elétrica	354,789	270,944
Suprimento de energia elétrica	20,943	37,732
Outras receitas	3,209	2,153
	378,941	310,829
Deduções à receita operacional		
Quota para reserva global de reversão - RGR	4,018	3,863
ICMS faturado	49,056	50,495
Pis e cofins	13,488	11,398
	66,562	65,756
Receita operacional líquida	**312,379**	**245,073**
Despesa (receita) operacional		
Pessoal	34,726	33,867
Material	5,474	3,730
Serviços de terceiros	20,029	16,741
Energia elétrica comprada para revenda	222,250	103,126
Transporte de potência elétrica	21,956	20,269
Depreciação e amortização	13,433	12,483
Quota para conta de consumo de combustível	6,781	7,158
Provisão para contingências	(5,664)	85,484
Provisão para devedores duvidosos	(5,860)	66,692
Outras despesas	4,935	7,799
	318,060	357,349
Resultado do serviço	**(5,681)**	**(112,276)**
Receita (despesa) financeira		
Renda de aplicações financeiras	52	367
Acréscimo moratório sobre contas de energia	6,572	3,073
Outras receitas financeiras	6,146	2,823
Encargos de dívidas	(19,861)	(22,424)
Outras despesas financeiras	(6,714)	(12,593)
	(13,805)	(28,754)
Resultado operacional	**(19,486)**	**(141,030)**
Receita não operacional	455	277
Despesa não operacional	(261)	(875)
Prejuízo antes da contribuição social e do imposto de renda	**(19,292)**	**(141,628)**
Contribuição social	1,288	11,623
Imposto de renda	4,723	36,214
Prejuízo do exercício	**(13,281)**	**(93,791)**
Prejuízo por mil ações - R$	**(18.16)**	**(128.27)**

As notas explicativas são parte integrante destas demonstrações

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ Nº 09.095.183/0001-40

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2001 E 2000

(Em milhares de reais)

	2001	2000
Origens de recursos		(Não auditado)
De Terceiros		
Financiamentos captados	7,506	1,805
Empréstimos com partes relacionadas	57,409	-
Parcelamento de ICMS	-	46,975
Contribuição do consumidor	492	2,112
Redução do realizável a longo prazo	9,536	14,830
Total das origens	**74,943**	**65,722**
Aplicações de recursos		
Nas Operações		
Prejuízo do exercício	13,281	93,791
Receitas (despesas) que não afetam o capital circulante líquido:		
Depreciação e amortização	(13,433)	(12,483)
Juros e variações monetárias de ítens de longo prazo	(13,375)	(6,357)
Reversão (provisão) para contingências	12,664	(85,484)
Imposto de renda e contribuição social diferidos	6,011	47,837
Recomposição tarifária extraordinária de longo prazo, líquida	34,393	-
Conta de variação de valores Parcela A - CVA	2,482	-
Valor residual de ítens de ativo permanentes baixados	(474)	(265)
Outros	450	-
Total aplicado nas operações	41,999	37,039
Outras aplicações		
Nos investimentos	31	-
No imobilizado	42,670	12,463
No diferido	2,070	-
Transferência do exigível a longo prazo para o circulante	66,128	13,921
Total das aplicações	**152,898**	**63,423**
Aumento (redução) do capital circulante líquido	**(77,955)**	**2,299**
Demonstração da variação do capital circulante líquido		
Ativo circulante		
No início do exercício	107,144	147,156
No fim do exercício	182,690	107,144
	75,546	**(40,012)**
Passivo circulante		
No início do exercício	93,374	135,685
No fim do exercício	246,875	93,374
	153,501	**(42,311)**
Aumento (redução) do capital circulante líquido	**(77,955)**	**2,299**

As notas explicativas são parte integrante destas demonstrações

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ Nº 09.095.183/0001-40

Demonstrações das Mutações do Patrimônio Líquido

para os exercícios findos em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

		Reserva de Capital	Reservas de Lucros				
	Capital social	Remuneração das imobilizações em curso	Lucros a realizar	Lucros retidos	Legal	Lucros (prejuízos) acumulados	Total
Saldos em 01 de janeiro de 2000	**181,401**	**2,289**	**28,090**	**5,466**	**2,015**	**4,751**	**224,012**
Remuneração das imobilizações em curso	-	705	-	-	-	-	705
Deficit atuarial - Funasa	-	-	-	-	-	(33,489)	(33,489)
Efeitos tributários sobre o deficit atuarial - Funasa	-	-	-	-	-	11,051	11,051
Prejuízo do exercício	-	-	-	-	-	(93,791)	(93,791)
Absorção de prejuízos	-	-	(28,090)	(5,466)	(2,015)	35,571	-
Saldos em 31 de dezembro de 2000 (Não auditado)	**181,401**	**2,994**	-	-	-	**(75,907)**	**108,488**
Reversão déficit atuarial - Funasa	-	-	-	-	-	4,876	4,876
Efeitos tributários sobre a reversão do déficit atuarial - Funasa	-	-	-	-	-	(1,609)	(1,609)
Prejuízo do exercício	-	-	-	-	-	(13,281)	(13,281)
Saldos em 31 de dezembro de 2001	181,401	2,994	-	-	-	**(85,921)**	**98,474**

As notas explicativas são parte integrante destas demonstrações

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ (MF) N.º 09.095.183/0001-40

Notas explicativas às demonstrações contábeis
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

1. Contexto Operacional

A Sociedade Anônima de Eletrificação da Paraíba SAELPA é uma concessionária de energia elétrica, que atua em 216 municípios do Estado da Paraíba, atendendo a aproximadamente 773 mil consumidores (não auditado do pelos auditores independentes).

A SAELPA teve o seu controle acionário (87,63% do capital votante e 74,29% do capital total) adquirido, em leilão público realizado na Bolsa de Valores do Rio de Janeiro em 30 de novembro de 2000, pela PBpart - SE 2 Ltda., empresa de propósito específico controlada pela Empresa Energética de Sergipe S.A.– ENERGIPE.

A SAELPA apresentava o capital circulante líquido negativo em 31 de dezembro de 2001 de R$64.185. Este desequilíbrio decorre do Programa Emergencial de Racionamento, instituído pelo Governo Federal a partir de 01/06/2001 (nota 5), bem como a aquisição de energia elétrica no âmbito do Mercado Atacadista de Energia – MAE (nota 6). Para fazer face a esse desequilíbrio, a SAELPA já tem programada entrada dos recursos no próximo exercício como segue:

. financiamento do BNDES, referente à recomposição tarifária extraordinária (vide nota nº 5), no montante de R$32.875 (líquido da parcela de curto prazo);

. reembolso do Ministério das Minas e Energia, referente aos custos do Programa Emergencial de Racionamento, no valor de R$4.598 (vide nota nº 27);

. financiamentos em fase de contratação junto ao BNDES, referente a investimentos já realizados, no montante R$25.600.

2. Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas aplicáveis às concessionárias de serviço público de energia elétrica, estabelecidas pela Agência Nacional de Energia Elétrica - Aneel.

A Aneel promoveu a revisão das normas e procedimentos contidos no Plano de Contas do Serviço Público de Energia Elétrica, instituindo um documento denominado de "Manual de Contabilidade do Serviço Público de Energia Elétrica", contendo o Plano de Contas, instruções contábeis e roteiro para divulgação de informações econômicas e financeiras, resultando em importantes alterações nas práticas contábeis e de divulgação, até então aplicáveis às empresas do setor. As normas contidas no referido Manual são de aplicação compulsória a partir de 1º de janeiro de 2002.

3. Sumário das principais práticas contábeis

a) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, é reconhecido pelo regime de competência;

b) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da Aneel;

c) Os estoques estão valorizados ao custo médio de aquisição, que não excede o seu valor de mercado;

d) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

e) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimada dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

f) Em função do disposto nas Instruções Gerais 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, estão registrados neste subgrupo como custo;

g) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos, conforme determinação do Poder Concedente;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) A SAELPA não apurou lucro tributável nos exercícios de 2001 e 2000. Os créditos tributários de imposto de renda e contribuição social diferidos foram constituídos sobre as diferenças temporárias, prejuízos fiscais e base negativa de contribuição social, pelas alíquotas de 25% e 8%, respectivamente, que estarão vigentes quando da realização desses créditos;

j) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

(Em milhares de reais)

k) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

l) Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência;

m) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço.

n) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da SAELPA se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações contábeis referem-se ao registro dos efeitos decorrentes do Programa Emergencial de Redução do Consumo de Energia Elétrica, Conta de Compensação de Variação de Custos da Parcela A- CVA, Energia Elétrica Comprada e Vendida no Mercado Atacadista de Energia - MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Planos de Aposentadoria e Pensão.

4. Consumidores e concessionárias

Classes de consumo	Saldos vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 180 a 360 dias	Vencidos há mais de 360 dias	Total 2001	Total 2000 (**)
Residencial	3.215	5.121	3.097	2.190	3.392	9.714	26.729	31.934
Industrial	2.493	1.168	853	1.003	2.155	13.323	20.995	20.111
Comércio, serviços e outras atividades	2.340	1.987	1.558	1.415	1.294	4.810	13.404	13.131
Rural	402	470	305	264	402	1.639	3.482	4.118
Poder público:								
Federal	1.350	673	878	1.153	2.001	9.996	16.051	4.287
Estadual	38	19	25	32	56	282	452	6.866
Municipal	96	48	62	83	143	709	1.141	4.899
Iluminação pública	946	584	822	1.126	2.469	24.948	30.895	27.341
Serviço público	1.206	133	1.305	29	60	205	2.938	2.503
Outros créditos	-	-	-	-	-	-	7.730	2.079
Subtotal – consumidores	**12.086**	**10.203**	**8.905**	**7.295**	**11.972**	**65.626**	**123.817**	**117.269**
Concessionárias (*)	-	-	-	-	-	-	22.751	18.973

(Em milhares de reais)

Fornecimento não faturado	-	-	-	-	-	-	7.961	9.038
Total	**12.086**	**10.203**	**8.905**	**7.295**	**11.972**	**65.626**	**154.529**	**145.280**

(*) Inclui energia vendida no Mercado Atacadista de Energia – MAE (vide nota nº 6).

(**) Não auditado.

5. Recomposição tarifária extraordinária

Com base nas disposições contidas na Medida Provisória nº 14, na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da Aneel, de 24 de janeiro de 2002, a SAELPA efetuou levantamento do montante da recomposição tarifária extraordinária, aplicável à todas as concessionárias de distribuição de energia elétrica, visando o equilíbrio econômico-financeiro dos contratos de concessão, através do ressarcimento das perdas de consumo observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho e 31 de dezembro de 2001.

A referida recomposição tarifária extraordinária se dará por meio da aplicação dos reajustes às tarifas vigentes em 31 de dezembro de 2001, assim reconhecidas pela Aneel:
a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A recomposição tarifária extraordinária no valor de R$77.563, foi registrada como Receita de Fornecimento no exercício de 2001. Esse montante compõe-se de:

a) R$50.607 referente à diferença entre a receita estimada de acordo com os parâmetros definidos nas Resoluções acima e a receita auferida pela concessionária no período de 01 de junho a 31 de dezembro de 2001, afetada pela redução de consumo decorrente do Programa Emergencial de Redução do Consumo de Energia Elétrica.

Em 11 de março de 2002, a SAELPA encaminhou à Aneel os cálculos da recomposição tarifária, os quais estão sujeitos à homologação pelo órgão regulador. Para que a SAELPA tenha direito a essa compensação, renunciou a qualquer pleito, judicial ou extrajudicial, relativo a fatos e normas concernentes ao Programa Emergencial de Redução do Consumo de Energia Elétrica e à recomposição tarifária extraordinária, bem como aderiu aos acordos firmados entre os agentes do setor elétrico, conforme previsto pela Medida Provisória nº 14 e pelas Resoluções nº 91, da GCE, e nº 31, da Aneel.

b) R$26.956 referentes à energia disponibilizada pelos geradores livres, os quais dispunham de geração não comprometida em contratos. Essa energia foi denominada "energia livre". Nesse montante incluem R$984 relativos ao Pis e Cofins.

(Em milhares de reais)

O valor referente à energia livre foi contabilizado como despesa operacional com base em comunicado aos agentes, divulgado em 13 de março de 2002 pela Asmae (órgão operador do MAE), no montante de R$25.972, líquido do Pis e Cofins. Esse valor será repassado aos geradores.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, quanto à recomposição tarifária extraordinária, bem como o montante relacionado à energia livre, poderão resultar em ajustes relevantes nos valores registrados pela SAELPA. Os valores definitivos a serem divulgados deverão ser validados pela Aneel, conforme previsto em sua resolução nº 72, de 07 de fevereiro de 2002.
Como parte do acordo relativo à recomposição tarifária, a SAELPA irá pagar à Companhia Hidro Elétrica do São Francisco - CHESF o valor integral do contrato inicial de fornecimento de energia elétrica, reduzidos pelo fator 0,9759, estabelecido pela Aneel. Esses valores montam, em 31 de dezembro de 2001, em R$13.122. A soma desse valor e da energia livre, mencionada anteriormente, que totaliza R$39.094, foi registrada no resultado do exercício, na rubrica Energia Elétrica Comprada para Revenda e compõe o saldo da conta Fornecedores no Passivo Circulante e do Exigível a Longo Prazo.

Será concedido à SAELPA financiamento pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES, como forma de adiantamento da compensação relativa à tarifa extraordinária, no valor de aproximadamente 90% do montante a ser ressarcido. Os recursos advindos do faturamento da recomposição tarifária extraordinária dos clientes da SAELPA serão integralmente destinados à quitação desse financiamento. A recomposição tarifária vigorará pelo período necessário à compensação do montante apurado.

6. Mercado Atacadista de Energia - MAE

	2001		2000 (*)	
Período	Venda	Compra	Venda	Compra
Jul/99 a Ago/00	395	71	7.898	71
Set/00 a Abr/01	14.363	540	10.651	-
Mai/01	2.384	-	-	-
Jun a Dez/01	-	69.730	-	-
Total	17.142	70.341	18.549	71

(*) Não auditado.

Os valores relativos a venda e a compra de energia estão registrados como a receber e a pagar, respectivamente, nas rubricas Consumidores e concessionárias (vide nota 4) e Fornecedores no Passivo Circulante.

Os valores referentes ao período de setembro de 2000 a abril de 2001, foram provisionados pela

Administração da SAELPA com base nas informações disponibilizadas pelo MAE.

Nos demais meses de 2001, os saldos foram apurados levando em consideração as informações constantes do extrato fornecido pelo MAE, datado de 13 de março de 2002.

Eventuais decisões das autoridades reguladoras do setor de energia elétrica, pertinentes às operações no MAE, poderão resultar em relevantes ajustes nos valores registrados pela SAELPA.

(Em milhares de reais)

7. Conta de Compensação de Variação de Valores de Itens da Parcela A - CVA

As Portarias Interministeriais nº 296, de 25 de outubro de 2001 e a nº 25, de 24 de janeiro de 2002, estabeleceram a Conta de Compensação de Variação de Valores de Itens da "Parcela A"– CVA, com o propósito de registrar as variações de custos, negativas ou positivas, ocorridas no período entre reajustes tarifários anuais, relativos aos itens previstos nos contratos de concessão de distribuição de energia elétrica. Posteriormente, a Aneel, pela Resolução nº 90 de 18 de fevereiro de 2002, definiu os itens da "Parcela A", bem como a forma de remuneração econômica, mediante a incorporação dos efeitos financeiros e a definição do período para recuperação tarifária, este compreendido entre 01 de janeiro e 25 de outubro de 2001. Foram os seguintes itens incluídos pela SAELPA como componentes da "Parcela A".

- Quota de recolhimento à Conta de Consumo de Combustíveis - CCC;
- Tarifa de uso das instalações de transmissão integrantes da rede básica;
- Compensação financeira pela utilização de recursos hídricos;
- Energia comprada estabelecida nos contratos iniciais;
- Quota de Reserva Global de Reversão - RGR;
- Taxa de Fiscalização de Serviço de Energia Elétrica - TFSEE e
- Encargos de conexão.

A SAELPA calculou os valores da CVA, no montante, de R$3.626, cujo valor foi posteriormente atualizado pela variação da taxa SELIC, entre o pagamento e a data de encerramento do balanço, totalizando R$ 3.723. Este valor foi registrado, na rubrica Despesas Pagas Antecipadamente, no curto e longo prazos, de acordo com as estimativas de realização. Em 11 de março de 2002, os cálculos da Parcela A contendo a atualização monetária até 25 de outubro de 2001, no montante de R$855, foram encaminhados a Aneel e estão sujeitos a homologação pelo Poder Concedente.

8. Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2001, estes créditos montam em R$19.395, sendo R$4.266 classificados no Realizável a Longo Prazo (R$11.509 em 2000, sendo R$5.078 classificados no Realizável a Longo Prazo). Do montante dos Títulos de Créditos a Receber, R$ 6.151 encontram-se vencidos há mais de 360 dias, para os quais a Companhia constituiu Provisão para Créditos de Liquidação Duvidosa.

SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA - SAELPA

CNPJ (MF) N.º 09.095.183/0001-40

Notas explicativas às demonstrações contábeis
para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

9. Créditos renegociados

Credora	Devedora	Crédito Renegociado	Crédito em 31/12/2001	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 31/12/2000 (*)
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	79.198	52.711	21	IGD-DI	64.155
Saelpa	Governo do Estado da Paraíba	18.171	14.472	21	IGD-DI	18.319
Total			67.183			82.474
Parcela de curto prazo			39.176			24.478
Parcela de longo prazo			28.007			57.996

(*) Não auditado.

Estes créditos referem-se ao consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba– CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba – Paraiban.

10. Impostos a recuperar

	2001	2000 (*)
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	6.960	8
.Imposto de Renda Retido na Fonte	-	74
.Imposto de Renda – IRPJ	8.515	1.332
.Contribuição Social Sobre o Lucro – CSSL	3.567	627
.Programa de Integração Social – PIS	69	-
.Contribuição para a Seguridade Social – COFINS	321	-
.Contribuições Previdenciárias	88	55
	19.520	2.096
Parcela de curto prazo	13.687	2.096
Parcela de longo prazo	5.833	-

(*) Não auditado

(Em milhares de reais)

11. Imposto de renda e contribuição social

A conciliação da receita e despesa do exercício de 2001 e 2000, calculadas pela aplicação das alíquotas fiscais vigentes de imposto de renda e contribuição social, é demonstrada como segue:

	Imposto de renda		**Contribuição social**	
	2001	**2000 (*)**	**2001**	**2000 (*)**
Resultado antes do imposto de renda e da contribuição social	(19.292)	(141.628)	(19.292)	(141.628)
Adições permanente	398	(3.228)	3.174	(3.659)
Base de cálculo	(18.894)	(144.856)	(16.118)	(145.287)
Alíquotas fiscais	25%	25%	8%	8%
Receita de imposto de renda e contribuição social	4.723	36.214	1.288	11.623

(*) Não auditado.

Créditos tributários

Em 31 de dezembro, a SAELPA possuía créditos tributários a compensar, relativos a diferenças temporárias, prejuízos fiscais e base negativa de contribuição social conforme natureza e valores a seguir:

	Imposto de renda		Contribuição social	
	2001	2000 (*)	2001	2000 (*)
Prejuízo fiscal/base negativa	159.585	115.170	126.088	84.454
Adições temporárias:				
Provisão para contingências	64.524	85.484	64.524	85.484
Provisão para devedores duvidosos	24.657	28.766	24.657	28.766
Déficit atuarial deliberação CVM nº 371	28.162	33.489	28.162	33.489
Provisão de tributos e contribuições em discussão judicial	16.629	16.629	637	637
Total	293.557	279.538	244.068	232.830
Alíquota aplicada	25%	25%	8%	8%
Créditos tributários (Imposto de renda e contribuição social)	73.389	69.885	19.525	18.627

(*) Não auditado.

A Administração da Companhia baseada nas projeções de resultados futuros, estima realizar estes créditos nos próximos 9 anos.

(Em milhares de reais)

12. Transações com partes relacionadas

	Pbpart Ltda SE 2 Ltda	Energipe S/A	Cia. Energética da Borborema	Energisa S/A	Cia de Eletricidade de Nova Friburgo	Cia. Força e Luz Cataguazes-Leopoldina	Total 31/12/2001
. Adiantamento e empréstimos a (pagar) receber	(100)	(33.415)	6.587	(421)	(328)	(23.145)	(50.822)
. Prestação de serviços	-	-	-	-	-	(357)	(357)
. Aquisição de softwares	-	-	-	-	-	(1.500)	(1.500)
.Energia elétrica fornecida	-	3.602	36	-	-	6.927	10.565
.Receitas (despesas) financeiras	-	(4.189)	260	(12)	(14)	(677)	(4.632)

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e à aprovação da Aneel.

As prestações de serviços, referentes às áreas administrativas e de apoio e a aquisição de softwares de sistema integrado corporativo de planejamento e gestão de recursos, foram realizadas em condições usualmente praticadas no mercado e foram submetidos ao conhecimento e a aprovação da Aneel.

Os valores relativos a energia fornecida estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

(Em milhares de reais)

13. Imobilizado

	Taxas anuais de depreciação (%)	2001	2000 (*)
Em serviço:			
Distribuição:			
Linhas, redes e subestações	2,5 a 7,7	236.126	228.696
Comercialização	4	44.606	36.816
Administração	4, 10 e 20	13.342	5.830
		294.074	271.342
Depreciação acumulada:			
Distribuição:			
Linhas, redes e subestações		(93.601)	(82.928)
Comercialização		(15.303)	(13.853)
Administração		(2.988)	(2.298)
		(111.892)	(99.079)
Em curso:			
Distribuição:			
Linhas, redes e subestações		29.405	8.672
Comercialização		503	1.593
Administração		405	958
		30.313	11.223
Total		212.495	183.486

(*) Não auditado.

De acordo com os artigos n.ºs 63 e 64 do Decreto n.º 41.019, de 26 de fevereiro de 1957, os bens e instalações, utilizados na produção, transmissão e distribuição de energia elétrica, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução Aneel n.º 20/1999, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada, até a definitiva aplicação na concessão.

14. Diferido

	2001
Custo de aquisição de softwares	2.070
Amortização acumulada	(250)
	1.820

(Em milhares de reais)

15. Encargos financeiros e efeitos inflacionários

De acordo com a Instrução Geral nº 36, do Plano de Contas do Serviço Público de Energia Elétrica e, a Instrução CVM nº 193, de 11 de julho de 1996, foram transferidos para o Ativo Imobilizado em Curso, os seguintes valores:

	2001	2000 (*)
Encargos financeiros contabilizados no resultado	19.861	22.452
(-) Transferências para o imobilizado em curso	-	(28)
Líquido	19.861	22.424

(*) Não auditado.

16. Empréstimos e financiamentos

	2001	**2000 (*)**
.Em moeda nacional, com juros de até 8% a.a. e atualização monetária com base na variação da taxa Finel, RGR e IGP-M (Eletrobrás)	12.729	23.390
.Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação da TR (Funasa)	6.506	6.973
.Em moeda nacional, com juros de 12% a.a. e atualização pelo IGPM (Chesf)	-	1.943
.Em moeda nacional, com juros de até 11,59% a.a. acima da taxa de variação do CDI (Banco Bradesco, Mercantil, Rural, BBM e HSBC)	41.598	-
.Em moeda nacional, com juros de até 4,5% a.a. e atualização monetária com base na variação da TJLP (Banco HSBC)	1.044	-
Total	**61.877**	**32.306**
.Parcela de curto prazo	45.175	14.923
.Parcela de longo prazo	16.702	17.383

(*) não auditado

O financiamento obtido junto à Eletrobrás está garantido com vinculação da receita própria da Companhia.

Os financiamentos obtidos junto as demais instituições financeiras estão garantidos por parcelas da receita e/ou notas promissórias emitidas a favor das instituições.
Em 2001, os financiamentos de longo prazo têm seus vencimentos assim programados:

2003	6.464
2004	4.924
2005	2.588
2006	983

(Em milhares de reais)

2007	697
Após 2007	1.046
	16.702

17. Tributos e contribuições sociais

	2001	2000 (*)
ICMS parcelamento	94.734	116.621
ICMS corrente	5.029	4.463
Encargos Sociais	1.055	712
Cofins e Pis corrente	1.949	1.302
Refis	18.184	20.957
Outros	299	119
Total	121.250	144.174
Parcela de curto prazo	67.052	47.970
Parcela de longo prazo	54.198	96.204

(*) Não auditado

a) Imposto sobre Circulação de Mercadorias e Serviços - ICMS

A Companhia, em 15 de julho de 2000, parcelou junto ao Governo do Estado da Paraíba seu débito fiscal de ICMS, no montante de R$125.154, referente ao saldo devedor do processo nº 7.838/98 e do ICMS do período de dezembro de 1998 a fevereiro de 2000. O débito consolidado foi parcelado em 36 meses, a partir de sua formalização, sendo atualizado pela variação mensal do IGP-DI. Em 31 de dezembro de 2001, este débito monta em R$ 94.734 (R$ 38.992 no Exigivel a Longo Prazo), a ser pago em 20 parcelas mensais e consecutivas.

b) Programa de recuperação fiscal (Refis)

A Companhia aderiu, em março de 2000, ao programa de recuperação fiscal– Refis, aprovado pela Lei n.º 9.964, de abril de 2000.

Apresenta-se a composição/movimentação deste débito fiscal:

	2001	2000 (*)
Valor do débito fiscal	20.957	22.359
(+) Atualização da dívida pela TJLP (outras despesas financeiras)	1.686	1.621
(-) Pagamentos efetuados no exercício de 2000	(4.459)	(3.023)

(Em milhares de reais)

(=) Saldo da dívida	18.184	20.957
Parcela de curto prazo	2.977	2.804
Parcela de longo prazo	15.207	18.153

Pelas projeções da Companhia, estima-se a realização total da dívida pelo prazo de 56 meses.

18. Obrigações vinculadas à concessão

	2001	2000 (*)
Contribuições do consumidor	7.147	6.655
Participação da União	3.727	3.727
	10.874	10.382

(*) Não auditado.

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

Para fins de determinação de indicadores econômico-financeiros, essas contas, bem como os ativos correspondentes, não devem ser considerados por não se tratarem de dívidas efetivas.

19. Capital social

O capital social, subscrito e integralizado, está representado por 619.889.939 ações ordinárias, 111.170.274 ações preferenciais classe "A" e 147.076 ações preferenciais classe "B", todas nominativas sem valor nominal. As ações preferenciais não possuem direito de voto e têm prioridade na distribuição de dividendos sendo:

. Classe A – Dividendos mínimos não cumulativos de 10% ao ano, calculados sobre o capital atribuído a essa classe;

. Classe B - Dividendos obrigatórios não cumulativos previstos no estatuto social.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei 6.404/76, e a constituição de uma reserva de 5% do lucro líquido, limitada a 80% do capital social que destina-se a ampliação e renovação de instalações e investimentos.

(Em milhares de reais)

20. Fornecimento de energia elétrica

	Não auditado					
	Número de consumidores		MWh		R$	
	2001	2000	2001	2000	2001	2000 (*)
Residencial	675.031	636.337	637.755	720.563	119.749	121.045
Industrial	4.961	4.604	623.687	629.247	60.199	58.360
Comercial	58.891	52.451	282.695	303.777	50.022	46.555
Rural	23.779	16.110	75.309	65.756	6.568	5.277
Poder público:						
Federal	347	363	21.771	30.417	6.737	4.227
Estadual	1.827	1.805	29.666	41.616	5.404	6.789
Municipal	6.757	6.522	37.372	28.275	3.689	4.785
Iluminação pública	560	743	114.536	128.067	11.965	11.947
Serviço público	670	594	128.005	121.815	13.971	11.987
Consumo próprio	159	170	1.907	4.724	-	-
Subtotal	**772.982**	**719.699**	**1.952.703**	**2.074.257**	**278.304**	**270.972**
ICMS	-	-	-	-	(49.056)	(50.495)
Recomposição tarifária extraordinária	-	-	-	-	77.563	-
Fornecimento não faturado (líquido)	-	-	(34.197)	(4.037)	(1.078)	(28)
Suprimento de energia elétrica	3	9	144.910	601.213	20.943	37.732
Outros serviços taxados	-	-	-	-	3.209	2.153
Total	**772.985**	**719.708**	**2.063.416**	**2.671.433**	**329.885**	**260.334**

(*) Não auditado.

21. Remuneração dos Administradores.

A rubrica "Despesas de pessoal" inclui o montante de R$1.012 (R$756 em 2000), referente a remuneração dos administradores.

(Em milhares de reais)

22. Provisões para Contingências

A Administração da Companhia, fundamentada na opinião de seus consultores jurídicos, constituiu provisão para contingências de natureza trabalhistas, cíveis e fiscais, como segue:

Contingências	2001			2000 (*)		
	Valor da provisão		Depósitos e cauções vinculados	Valor da provisão		Depósitos e Cauções vinculados
	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	(12.100)	31.584	8.720	42.227	43.684	5.239
Cíveis						
Consumidores	(273)	26.025	1.983	22.455	26.298	2.491
Fiscais						
INSS	-	8.332	-	8.332	8.332	-
ICMS	-	2.679	-	2.679	2.679	-
COFINS		5.669	-	5.669	5.669	-
Outros	(291)	3.831	-	4.122	4.122	-
Subtotal	**(291)**	**20.511**	**-**	**20.802**	**20.802**	**-**
TOTAL	**(12.664)**	**78.120**	**10.703**	**85.484**	**90.784**	**7.730**

(*) Não auditado.

No exercício de 2001, do montante de R$12.664, revertido de provisão, R$7.000 está contabilizado na rubrica de " despesa operacional - pessoal " e R$5.664 em provisão para contingências.

23. Seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

24. Instrumentos financeiros

a - Considerações gerais

A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da SAELPA e empresas do grupo.

A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros

Os valores contábeis referentes as operação com empresas do grupo constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado. Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás e aos consumidores, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A SAELPA não tem financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação.

c - Fatores de risco

Crédito

Possibilidade da SAELPA vir a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias . Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a SAELPA monitora as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Taxa de Juros

Possibilidade de a SAELPA vir a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado. A SAELPA não tem pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a SAELPA monitora continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de substituição de suas dívidas.

Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

25. Plano de suplementação de aposentadoria e pensões

A Saelpa é patrocinadora de plano de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. O plano de benefício definido é avaliado atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamentos atuais e futuros.

(Em milhares de reais)

A seguir, apresenta-se a característica do plano de benefícios:

Empresa	Plano Beneficiário	Contribuição Anual 2001	Contribuição Anual 2000	% s/folha de pagamento	Déficit Atuarial 2001	Déficit Atuarial 2000 (**)
Saelpa	Funasa	2.788	1.471	13,80	(*) (28.162)	(33.489)

(*) R$3.865, foi contabilizado no Passivo Circulante em Outras contas a pagar e R$24.297 no Exigível a longo prazo.

Segue, a posição atuarial do plano patrocinado pela Companhia:

	2001	2000(**)
Reservas matemáticas		
Benefícios concedidos	49.654	42.974
Benefícios a conceder:		
.Benefícios do plano com geração atual	39.333	40.909
.Outras contribuições da geração atual	(8.821)	-
	30.512	40.909
	80.166	83.883
.Perdas atuariais não reconhecidas	3.105	-
Ativo líquido do plano	48.899	50.394
Déficit acumulado	(28.162)	(33.489)

(**) Não auditado.

A avaliação atuarial realizada em 31 de dezembro de 2001 resultou em uma redução da provisão anteriormente constituída em R$4.876 com o correspondente efeito tributário de R$1.609. O ajuste efetuado foi registrado diretamente no Patrimônio Líquido, não impactando o resultado do exercício findo em 31 de dezembro de 2001, conforme disposições da Instrução CVM nº 371 para o registro destes valores até 31 de dezembro de 2001.

Premissas atuariais:	
Taxa real anual de juros	6%
Projeção de crescimento real de salário	1%
Tábua de mortalidade geral de válidos	GAMT 71
Tábua de mortalidade geral de inválidos	Ex-IAPC
Tábua de entrada em invalidez	IAPB - 57

(Em milhares de reais)

Despesa prevista para 2002	3.865

26. Concessão do serviço público de energia elétrica

Através de Decreto Presidencial, de 15 de janeiro de 2001, foi outorgado à SAELPA a distribuição de energia elétrica em 216 municípios no Estado da Paraíba, pelo prazo de 30 anos.O contrato de concessão já foi homologado junto à ANEEL.

27. Programa Emergencial - Racionamento

Devido ao baixo nível das principais bacias hidrográficas brasileiras observado no primeiro semestre de 2001, o Governo Federal instituiu, a partir de 1º de junho de 2001, um programa de racionamento de energia. As principais medidas adotadas podem ser assim resumidas:

a) cobrança de sobretaxas nas tarifas aos consumidores que não cumprissem a meta de redução de consumo, definida inicialmente em uma redução de 20%;

b) distribuição de bônus para consumidores de determinadas faixas de consumo, que apresentassem redução superior à meta estabelecida;

c) autorização aos consumidores das classes industrial e comercial para realizarem diretamente compra e venda de energia elétrica, através da emissão de certificados de energia e/ou transações bilaterais, para cobertura dos excedentes às suas respectivas metas de consumo ou comercialização de suas sobras mensais. Os certificados recebidos/emitidos foram registrados pela Companhia no MAE.

A Saelpa contabilizou os seguintes valores de custos a reembolsar, sobretaxa e bônus:

	2001
Custos do racionamento – (Outros – Realizável a longo prazo)	1.413
Sobretaxa – (Outros – Exigível a longo prazo)	(6.583)
Bônus – (Outros - Realizável a longo prazo)	9.768
Total a reembolsar	4.598

28. Resultado por atividade

A Companhia somente exerce a atividade de distribuição de energia elétrica. Dessa forma, as demonstrações de resultado atendem ao Ofício Circular nº 838/2000 da ANEEL.

SOUTHERN HYDRO PARTNERSHIP
Special Purpose Financial Report
For the year ended 31 December 2001

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT AUDIT REPORT

To the Partners,
Southern Hydro Partnership

Scope

We have audited the attached special purpose financial report of the Southern Hydro Partnership (Southern Hydro) for the year ended 31 December 2001 comprising statement of financial performance, statement of financial position and statement of cash flows and accompanying notes. The Partnership's Management Committee is responsible for the financial report and have determined that the accounting policies used are consistent with the financial reporting requirements of the Partnership agreement and are appropriate to meet the needs of the Partners. We have conducted an independent audit of the financial report in order to express an opinion to the Partners. No opinion is expressed as to whether the accounting policies used are appropriate to the needs of the Partners.

The financial report has been prepared for distribution to the Partners for the purpose of fulfilling the Management Committee's financial reporting requirements under the Partnership agreement. We disclaim any assumption of responsibility for any reliance on this report or on the financial report to which it relates, to any person other than the Partners, or for any purpose other than that for which it was prepared.

Our audit has been conducted in accordance with Australian Auditing Standards. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of significant accounting estimates. These procedures have been undertaken to form an opinion as to whether in all material respects, the financial report is presented fairly in accordance with the basis of accounting described in Note 1 to the financial statements. These policies do not require the application of all Accounting Standards and other professional reporting requirements in Australia.

The audit opinion expressed in this report has been formed on the above basis

Audit Opinion

In our opinion the financial report presents fairly in accordance with the accounting policies described in Note 1 to the financial report, the financial position of the Southern Hydro Partnership at 31 December 2001 and the results of its operations and its cash flows for the year then ended.

Ernst & Young

Ernst & Young

Melbourne

Date: 20 March, 2002

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 31 December 2001

	Note	2001 $000	1 July 2000 to 31 Dec 2000 $000
Revenues from ordinary activities	2	52,212	22,681
Depreciation and amortisation expenses	3	(5,811)	(3,396)
Borrowing costs expense	3	(21,912)	(10,460)
Salaries and employee benefits expense		(6,680)	(3,290)
Other expenses from ordinary activities		(10,020)	(3,254)
Net Profit attributable to partners		7,789	2,281
Accumulated losses at the beginning of the period		(8,525)	(10,806)
Distributions to partners		(5,000)	-
Accumulated losses at the end of the period		(5,736)	(8,525)

STATEMENT OF FINANCIAL POSITION
As at 31 December 2001

	Note	2001 $000	2000 $000
Current Assets			
Cash	18(b)	39,556	39,327
Receivables	5	11,997	8,688
Inventories	6	15	19
Other	7	17,799	1,342
Total Current Assets		69,367	49,376
Non-Current Assets			
Property, plant and equipment	8	267,016	266,041
Licences	9	110,882	111,804
Acquisition / borrowing costs	9	9,879	9,791
Total Non-Current Assets		387,777	387,636
Total Assets		457,144	437,012
Current Liabilities			
Payables	10	7,780	4,528
Interest-bearing liabilities	11	32,180	28,000
Provisions	12	1,998	1,650
Other	13	49,806	21,637
Total Current Liabilities		91,764	55,815
Non-Current Liabilities			
Interest-bearing liabilities	14	213,853	232,493
Provisions	15	1,176	1,142
Total Non - Current Liabilities		215,029	233,635
Total Liabilities		306,793	289,450
Net Assets		150,351	147,562
Equity			
Contributed equity	16	156,087	156,087
Retained losses	17	(5,736)	(8,525)
Total Equity		150,351	147,562

STATEMENT OF CASH FLOWS
For the Year ended 31 December 2001

	Note	2001 $000	1 July 2000 to 31 Dec 2000 $000
Cash flows from operating activities			
Receipts from customers		60,362	43,390
Payments to suppliers and employees		(13,692)	(15,176)
Interest received		1,638	1,254
Interest and other finance costs paid		(21,482)	(10,262)
Net cash flows from operating activities	18(a)	26,826	19,206
Cash flows from investing activities			
Acquisition of property, plant and equipment		(6,759)	(2,378)
Proceeds from sale of property, plant and equipment		52	109
Net cash flows used in investing activities		(6,707)	(2,269)
Cash flows from financing activities			
Repayment of borrowings		(14,890)	(2,200)
Distributions to partners		(5,000)	-
Net cash flows used in financing activities		(19,890)	(2,200)
Net increase/(decrease) in cash held		229	14,737
Add opening cash brought forward		39,327	24,590
Closing cash carried forward	18(b)	39,556	39,327

31 December 2001

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies:

(a) Basis of Accounting

The Partnership is not a reporting entity because, in the partner representatives opinion, it is unlikely that users exist who are unable to command the preparation of reports tailored so as to satisfy, specifically, all of their information needs.

This is a special pupose financial report that has been prepared for distribution to the partners to fulfil management's financial reporting requirements under the Partnership Agreement. The special purpose financial report includes Southern Hydro Maintenance Services Pty. Ltd. and Southern Hydro Operations Pty. Ltd. which are wholly owned by the partnership. The accounting policies, as described below, are consistent with the previous year and are, in the opinion of the partner representatives, appropriate to meet the needs of the partners and to meet the financial reporting obligations contained in the partnership agreement.

(a) The financial report has been prepared on an accrual basis of accounting including the historical cost convention and the going concern assumption.

(b) The requirements of the Accounting Standards and other professional reporting requirements do not have mandatory applicability to Southern Hydro because it is not a "reporting entity". Management has, however, prepared the financial report in accordance with all Accounting Standards and other professional reporting requirements in Australia, with the following exceptions:

AAS 16 - Financial Reporting by Segments
AAS 22 - Related Party Disclosures
AAS 24 - Consolidated Financial Reports
AAS 33 - Presentation and Disclosure of Financial Instruments

All amounts in the financial report have been rounded to the nearest thousand dollars.

(b) Trade Receivables

Assets are recognised for amounts to be received in the future for goods and services, whether or not billed by the company.

(c) Prepaid Premiums

Assets are recognised for premiums paid up front under forward derivative contracts. This represents the right to receive goods or services in the future. These prepayments are amortised to the profit and loss account over the period of the relevant contract.

(d) Recoverable Amounts of Non-Current Assets

Non current assets are not revalued to an amount above their recoverable amount.

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate.

Note 1. Summary of Significant Accounting Policies (cont):

(e) Non-Current Assets Constructed by the Economic Entity

The cost of non-current assets constructed by the Southern Hydro Partnership includes the cost of all materials used in construction, direct labour and an appropriate proportion of variable and fixed overheads.

(f) Property, Plant and Equipment

Land and Buildings are carried at cost.

Property, plant and equipment, excluding freehold land, is depreciated or amortised at rates based upon their expected useful lives. Production property, plant and equipment is depreciated using the units of production method. The measurement of levels of production, refers to the Gigawatt hours generated over the useful life of the assets depreciated or amortised. Other property, plant and equipment is depreciated on a straight line basis.

(g) Leased and Licence Assets

Assets acquired under finance lease are capitalised and amortised over the life of the relevant lease, which is 60 years, using the units of production method. Assets operated under licences are capitalised and amortised over the life of the licence, which is 70 years, using the units of production method.

Operating lease assets are not capitalised, rental payments are charged against operating profit in the period in which they are incurred.

(h) Capitalised Acquisition Cost Assets

The Underwriting fees associated with the purchase of Southern Hydro are amortised over the life of the loan, which is 15.5 years.

Costs incurred in relation to the acquisition of Southern Hydro Partnership are capitalised and amortised over the life of the licences which is 70 years.

The premium paid to acquire a portion of the Mezzanine Notes is amortised over the life of the remaining mezzanine notes, which is 4.5 years.

(i) Maintenance and Repairs

Maintenance and repair costs are charged as expenses as incurred.

Note 1. Summary of Significant Accounting Policies (cont):

(j) Trade Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the company.

(k) Provision for Employee Entitlements

Southern Hydro Partnership contributes to the Equipsuper Fund and a number of small private superannuation funds on behalf of it's employees.These contributions are charged as an expense in the profit and loss account when they are incurred.

The employee provision accounts reside within Southern Hydro Partnership, which funds the provision for employees, who in turn reside within Southern Hydro Operations Pty. Ltd. and Southern Hydro Maintenance Services Pty. Ltd.

(l) Premiums Received

Liabilities are recognised for premiums received upfront under the sale of forward derivative contracts. This represents an obligation to provide goods or services in the future. These premiums are then amortised to the profit and loss account over the period of the relevant contract.

(m) Provision for Doubtful Debts and Bad Debts Written Off

The level of estimated doubtful debts is reviewed annually on an individual debtor basis and an appropriate provision is made. Bad debts are written off when identified.

(n) Loans and Borrowings

All borrowings are carried at the principal amount. Interest is charged as an expense as it accrues.

(o) Inventories

Construction and maintenance stocks, general purpose materials and power station fuels are recorded at the lower of cost and net realisable value. Items which are unlikely to be issued in the next twelve months are classified as non-current.

31 December 2001
Notes continued

Note 1. Summary of Significant Accounting Policies (cont):

(p) Revenue Recognition

Revenue from the sale of electricity, derivatives, ancillary services and renewable energy certificates is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(q) Comparatives

As a result of changing the reporting period to the year ended 31 December, the comparatives supplied are for the six month period ending 31 December 2000.

(r) Subsequent Events

There have been no significant events which have occurred subsequent to 31 December 2001.

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 2. Revenue from Ordinary Activities:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Revenues from operating activities		
Revenue from sales of electricity	44,144	19,599
Revenue from ancillary services	6,074	1,700
Total revenues from operating activities	50,218	21,299
Revenues from non-operating activities		
Rent	60	32
Gross proceeds from the sale of assets	52	109
Other revenue items in total	248	6
Interest - Other persons/corporations	1,634	1,235
Total revenue from non-operating activities	1,994	1,382
Total revenues from ordinary activities	52,212	22,681

Note 3. Expenses and losses / (gains):

(a) Expenses

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Depreciation of non-current assets		
Buildings	26	13
Plant and equipment - Freehold	1,362	544
Plant and equipment - Leasehold	494	434
Leasehold - Land	2,393	2,049
Leasehold improvements	2	9
Total depreciation of non-current assets	4,277	3,049
Amortisation of non-current assets		
Licences	922	117
Acquisition / Borrowing costs	612	230
Total amortisation of non-current assets	1,534	347
Total depreciation and amortisation expenses	5,811	3,396
Borrowing costs expensed		
Interest expense		
Finance lease - lease liability	429	197
Other - Partnership facility agreement	21,483	10,263
Total borrowing costs expensed	21,912	10,460

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 3. Expenses and losses / (gains) (cont'd)

(a) Expenses (cont'd)

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Doubtful Debts - Trade Debtors	98	-
Operating lease rental - minimum lease payments	247	118
Superannuation contributions	58	93

(b) Losses / (Gains)

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Net loss / (gain) on disposal of property, plant and equipment	(1)	29

Note 4. Distributions made or provided for:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Distributions made during the year	5,000	-

Note 5. Receivables (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Trade Debtors	11,956	8,545
Provision for doubtful debts	(98)	-
	11,858	8,545
Other	139	143
	11,997	8,688

Note 6. Inventory (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Stores		
At cost	15	19

Note 7. Other (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Prepayments - general	934	551
Premiums paid	16,865	791
	17,799	1,342

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 8. Property, Plant and Equipment:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Freehold land:		
- At cost	850	910
	850	910
Buildings on freehold land:		
- At cost	1,231	1,231
- Accumulated depreciation	(106)	(80)
	1,125	1,151
Leasehold improvements		
- At cost	50	44
- Accumulated amortisation	(46)	(44)
	4	-
Total land and buildings	1,979	2,061
Plant and equipment - Freehold		
- At cost	94,245	88,578
- Accumulated depreciation	(5,237)	(3,873)
	89,008	84,705
Plant and equipment - Leasehold		
- At cost	36,191	36,016
- Accumulated depreciation	(2,123)	(1,629)
	34,068	34,387
Leasehold - Land		
- At cost	147,688	147,688
- Accumulated depreciation	(9,496)	(7,104)
	138,192	140,584
Capital works in progress	3,769	4,304
Total plant and equipment	265,037	263,980
Total property, plant and equipment		
- At cost	284,024	278,771
- Accumulated depreciation and amortisation	(17,008)	(12,730)
Total written down amount	267,016	266,041

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 9. Intangible Assets (Non-current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Licences		
- At cost	114,605	114,605
- Accumulated amortisation	(3,723)	(2,801)
	110,882	111,804
Acquisition / Borrowing Costs		
- At cost	12,743	12,043
- Accumulated amortisation	(2,864)	(2,252)
	9,879	9,791
Total intangible assets	120,761	121,595

Note 10. Payables (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Trade Creditors	7,387	4,300
Witholding tax payable	235	139
Goods and Services Tax payable	158	89
	7,780	4,528

Note 11. Interest bearing liabilities (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Partnership facility agreement - Senior Debt	3,800	-
Partnership facility agreement - Mezzanine Debt	1,380	1,000
Partnership facility agreement - Subordinate Debt	27,000	27,000
	32,180	28,000

Note 12. Provisions (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Employee entitlements	1,081	1,003
Sundry	917	647
	1,998	1,650

Note 13. Other (Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Premiums received	49,806	21,637
	49,806	21,637

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 14. Interest bearing liabilities (Non - Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Partnership facility agreement - Senior Debt	183,700	191,200
Partnership facility agreement - Mezzanine Debt	25,430	37,000
Lease liability	4,723	4,293
	213,853	232,493

Note 15. Provisions (Non - Current):

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Employee entitlements	1,176	1,142
	1,176	1,142

Note 16. Contributed Equity:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Alliant Energy Hydro Pty. Ltd.	77,263	77,263
Alliant Energy Southern Hydro Australia Pty. Ltd.	31,217	31,217
SSAU Hydro Holdings Pty. Ltd.	47,607	47,607
	156,087	156,087

Note 17. Retained Losses:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Accumulated losses at the beginning of the year	(8,525)	(10,806)
Net profit attributable to partners	7,789	2,281
Distributions to partners	(5,000)	-
Accumulated losses at the end of the period	(5,736)	(8,525)

31 December 2001
Notes continued

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 18. Notes to the Statement of Cash Flows:

(a) Reconciliation of the operating profit after tax to the net cash flows from operations

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Profit from ordinary activities:	7,789	2,281
Non cash items:		
Depreciation of non-current assets	1,884	1,000
Amortisation of non-current assets	3,927	2,396
Net (profit)/loss on disposal of property, plant and equipment	(1)	29
Assets Written Off	115	-
Changes in assets and liabilities:		
Decrease/(increase) in trade and other receivables	(3,312)	6,767
Decrease/(increase) in inventories	4	5
Decrease/(increase) in other	(16,457)	117
Increase/(decrease) in trade and other creditors	3,612	(9,522)
Increase/(decrease) in provisions	666	-
Increase/(decrease) in other	28,169	15,936
Increase/(decrease) in lease liability interest	429	197
Net cash flow from operating activities	26,825	19,206

(b) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and liquid investments. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Cash at Bank	858	2,371
Cash Deposit - 11am Account	28,481	26,956
Bank Bills	10,217	10,000
	39,556	39,327

One of the requirements of the partnerships amended facility agreement is that a number of cash reserves be set aside. These reserves can only be drawn on in limited circumstances. At 31 December 2001 the level of cash reserves Southern Hydro was required to keep have in place was $19.348 million. No reserves were drawn upon through the reporting period.

(c) Loan facilities

The partnership has a secured credit facility of $5 million. No other part of the facility was utilised over the reporting period.

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 19. Expenditure Commitments:

(a) Capital expenditure contracted for is payable as follows:

Not later than one year	-	-
	-	-

(b) Lease expenditure commitments

(i) Operating leases (non-cancellable)

- not later than one year	262	320
- later than one year and not later than five years	209	293
- later than five years	-	-
- aggregate lease expenditure contracted for at balance date	471	613

(ii) Finance Leases

- not later than one year	-	-
- later than one year and not later than five years	-	-
- later than five years	178,440	178,440
- total minimum lease payments	178,440	178,440
- future finance charges	(173,717)	(174,147)
- lease liability	4,723	4,293
- current liability	-	-
- non-current liability	4,723	4,293

31 December 2001
Notes continued

	2001 $000	1 July 2000 to 31 Dec 2000 $000

Note 20. Employee Entitlements and Superannuation Commitments

The company provides superannuation for its employees through contributions to the Equipsuper Superannuation Fund ("ESF") and a small number of private superannuation funds.

Superannuation contributions to ESF are calculated depending on whether employees are in the Defined Benefits Division or the Accumulation Division of the fund. The majority of employees are members of the Defined Benefits Division (Division B and C). The Company's contributions for those members depend on the level of funding of the benefits. At present, benefits are funded to 119.2%. for Southern Hydro Operations Pty. Ltd and 112.9% for Southern Hydro Maintenance Services Pty. Ltd.

Southern Hydro Operations Pty. Ltd. uses it's surplus to fund employer contributions, which are made at a rate of 10% of payroll.

In the event of any retrenchments the company also uses the surplus to fund any difference between the resignation and retrenchment benefit.

Employees in the Accumulation Division of the Fund (Division D) can contribute at any level and the company contributes at a rate of 10% of payroll.

Information related to the Equipsuper fund is set out below :

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Superannuation contributions outstanding	-	13
Employers contributions for the period	58	112
Accrued benefits	10,700	10,000
Net market value of the assets in the Fund	12,300	11,800
Vested Benefits	12,300	11,800

Note 21. Land Remediation

Southern Hydro has a obligation in relation to the remediation of land, as contained in the relevant clauses of the Kiewa and Rubicon Crown Leases and Licences, and the Eildon and Dartmouth Agreements.

Southern Hydro may be obliged to remove all its improvements and any hazardous materials and make good the leased and licensed land by restoring and remediating the land above surface level, and to return the leased and licensed land to it's natural state in the case of the Kiewa and Rubicon schemes, or to a state in accordance with a rehabilitation plan, as approved by the Minister responsible for administering the Water Act, in the case of the Dartmouth and Eildon schemes. However, subject to such conditions as the lessor may require, the lessor may agree with or direct the leasee that it does not require strict compliance with these obligations.

Although there is recognition of the obligation, no provisioning has been included in the Special Purpose Financial Report, due to the uncertainty associated with the extent of the remediation that may be required, the timing in which the remediation will be undertaken and any future costs associated with remediation.

Note 22. Remuneration of Auditors

	2001 $000	1 July 2000 to 31 Dec 2000 $000
Amounts received or due and receivable by Ernst and Young for:		
- an audit or review of the financial report of the entity	50	50
- other services in relation to the entity	179	102

Note 23. Remuneration of Partner Representatives

	2001	1 July 2000 to 31 Dec 2000
Income paid or payable, or otherwise made available, to representatives of the partnership by the partnership and related parties.	73	51

The number of representatives whose total income from the partnership or related parties was within the specified bands are as follows:

$	$	2001	1 July 2000 to 31 Dec 2000
0	9,999	-	5
10,000	19,999	3	1
20,000	29,999	1	-

TANGSHAN HEAT AND POWER COMPANIES

REPORT AND COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

TANGSHAN HEAT AND POWER COMPANIES

REPORT AND COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS | Page(s)

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

中国上海市黄浦路99号
上海滩国际大夏16楼
邮政编码：200080

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1598

北京分所
中国北京王府井大街138号
新东安 德勤大楼十一层
邮政编码：100006
电话：86 (10) 6528 1599
传真：86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 01-089

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF TANGSHAN HEAT AND POWER COMPANIES

We have audited the accompanying combined balance sheet of Tangshan Panda Heat and Power Co., Ltd., Tangshan Pan-Western Heat and Power Co., Ltd., Tangshan Cayman Heat and Power Co., Ltd. and Tangshan Pan-Sino Heat Co., Ltd. (together "Tangshan Heat and Power Companies" or the "Companies") as of December 31, 2001 and the related combined statements of operations, changes in equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Comparative information has not been presented as required by International Accounting Standard No.1, Presentation of Financial Statements.

In our opinion, except for the omission of comparative figures, the combined financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

TANGSHAN HEAT AND POWER COMPANIES

COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTES	Year ended December 31, 2001 RMB
Operating revenue:		
Electricity sales		129,009,844
Steam sales		2,609,336
		131,619,180
Operating costs and expenses:		
Fuel		52,505,872
Repairs and maintenance		8,722,083
Staff costs		10,447,498
Depreciation and amortization		26,322,678
Insurance		5,576,257
Loss on disposal of property, plant and equipment		4,102,580
Other operating expenses		14,797,741
		122,474,709
Income from operations		9,144,471
Bank interest income		117,050
Interest expense	4	(62,542,981)
Withholding taxes on interest		(1,987,742)
Other income	3 (n)	11,486,020
Loss for the year		43,783,182

See accompanying notes to combined financial statements.

TANGSHAN HEAT AND POWER COMPANIES

COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2001

	NOTES	2001 RMB
ASSETS		
Non-current assets		
Property, plant and equipment	5	652,088,075
Current assets		
Inventories	3 (d)	10,141,430
Trade receivables		26,243,308
Other receivables		6,521,689
Bank balances and cash	3 (j)	41,156,366
		84,062,793
Total assets		736,150,868
EQUITY AND LIABILITIES		
Capital and reserves		
Paid-in capital	1	393,425,339
Accumulated loss		(208,723,823)
		184,701,516
Non-current liabilities		
Long-term loans from an investor	4	451,823,573
Current liabilities		
Trade payables		3,437,747
Accrued expenses and other payables		16,232,687
Amounts due to investors	4	5,841,331
Accrued interest on investor loans	4	74,114,014
		99,625,779
Total equity and liabilities		736,150,868

See accompanying notes to combined financial statements.

The combined financial statements on pages 2 to 13 were approved by the board of directors on January 6, 2002 and are signed on its behalf by:

DIRECTOR

DIRECTOR

TANGSHAN HEAT AND POWER COMPANIES

COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Paid-in capital	Accumulated loss	Total
	RMB	RMB	RMB
Balance at January 1, 2001	393,425,339	(164,940,641)	228,484,698
Net loss	-	(43,783,182)	(43,783,182)
Balance at December 31, 2001	393,425,339	(208,723,823)	184,701,516

See accompanying notes to combined financial statements.

TANGSHAN HEAT AND POWER COMPANIES

COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTE	Year ended December 31, 2001 RMB
Loss for the year		(43,783,182)
Adjustments for:		
Interest expense		62,542,981
Interest income		(117,050)
Depreciation and amortization		26,322,678
Loss on disposal of property, plant and equipment		4,102,580
Operating cash flows before movements in working capital		49,068,007
Increase in inventories		(1,397,789)
Increase in trade receivables		(20,031,916)
Increase in other receivables		(5,461,782)
Increase in trade payables		3,093,281
Increase in accrued expenses and other payables		2,384,958
Cash generated from operations		27,654,759
Investing activities		
Interest received		117,050
Proceeds on disposal of property, plant and equipment		178,467
Purchase of property, plant and equipment		(5,017,510)
Advance to a related company	4	17,480,000
Repayment of advance from a related company	4	(17,480,000)
Net cash used in investing activities		(4,721,993)
Cash from financing activities		
New loan from an investor		6,697,007
Net increase in cash and cash equivalents		29,629,773
Cash and cash equivalents at beginning of year		11,526,593
Cash and cash equivalents at end of year represented by bank balances and cash		41,156,366

See accompanying notes to combined financial statements.

1. ORGANIZATION AND OPERATIONS

Tangshan Panda Heat and Power Co., Ltd. ("Panda"), Tangshan Pan-Western Heat and Power Co., Ltd. ("Pan-Western"), Tangshan Cayman Heat and Power Co., Ltd. ("Cayman"), and Tangshan Pan-Sino Heat Co., Ltd. ("Pan-Sino") (collectively the "Companies") are four Sino-foreign co-operative joint ventures established in the People's Republic of China ("PRC"). Panda and Pan-Western were established on September 22, 1995 and Cayman and Pan-Sino, on June 13, 1996. All four Companies have an operating period of 23 years from their date of establishment. The principal activities of the Companies are the generation and sale of electricity and steam. The Companies commenced operations in November 1999. The number of employees of the Companies as at December 31, 2001 is approximately 180.

The registered capital of the Companies has been fully paid up. Pan-Western Energy Corp., LLC ("PWEC"), registered in Cayman Island, owns 87.92% of the Companies. Luannan County Heat and Power Plant ("LCHPP"), a PRC company, owns 12.08% of Panda and Pan-Sino and 6.04% of Cayman. Tangshan Luanhua (Group) Company ("TLGC"), a PRC company, owns 12.08% of Pan-Western and 6.04% of Cayman.

Since June 1, 2001, the ultimate holding company of PWEC is Peak Pacific Investment Co., Ltd. ("PPIC"), incorporated in Singapore. Prior to that date the Companies were ultimately owned by Panda Global Holdings, Inc., a Delaware, United States, corporation.

Details of the capital contributions as of December 31, 2001 are set out as follows:

	Panda	Pan-Western	Cayman	Pan-Sino	Total
	RMB	RMB	RMB	RMB	RMB
Contributed by:					
LCHPP	11,930,262	-	5,893,069	11,896,221	29,719,552
TLGC	-	11,930,262	5,893,069	-	17,823,331
PWEC	86,799,416	86,792,084	85,751,392	86,539,564	345,882,456
	98,729,678	98,722,346	97,537,530	98,435,785	393,425,339

2. BASIS OF PRESENTATION OF COMBINED FINANCIAL STATEMENTS

The Companies were established for the sole purpose of owning and operating the power plant at Luannan, Hebei Province, PRC, and accordingly, combined financial statements have been prepared to present the economic interest of the Companies in the power plant and its operations. All significant intercompany transactions and balances between the Companies have been eliminated on combination.

The combined financial statements are presented in RMB, the currency in which the majority of the Companies' transactions are denominated.

The combined financial statements were prepared in conformity with International Accounting Standards ("IAS") after making such adjustments as are appropriate, including elimination of inter-Companies transactions and balances. This basis of accounting differs from that used in the accounts of the Companies, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

2. BASIS OF PRESENTATION OF COMBINED FINANCIAL STATEMENTS (CONT'D)

The major differences between IAS and PRC GAAP include:

- Capitalization of pre-operating expenses and other deferred assets for PRC GAAP
- Depreciation expense of property, plant and equipment to reflect more accurately the economic useful life of assets under IAS

3. PRINCIPAL ACCOUNTING POLICIES

The combined financial statements have been prepared under the historical cost convention. The principal accounting policies adopted in the accompanying accounts of the Companies to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Operating revenue

Operating revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to customers.

Revenues from the sale of electricity and steam are recognized upon transmission of electricity and steam to the electricity and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and Steam Purchase Agreement ("SPA"), respectively. The electricity and steam supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA and SPA. The tariff and steam rate charged in 2001 were RMB0.426 per Kilowatthour and RMB20 per Gigajoule, respectively, including VAT. These prices have been approved by the local pricing bureau.

(2) Interest income

Interest income earned from deposits placed with banks and other financial institutions is recognized on the straight-line basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

(c) Taxation

(1) Value-added tax ("VAT")

The Companies are subject to VAT at 17% on sale of electricity and 13% on sale of steam in accordance with the Provisional Regulations of the People's Republic of China on Value-Added Tax. The net VAT payable is the output VAT on sale of electricity less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(e) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other companies in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Properties in the course of construction for production and administrative purposes are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowing costs dealt with in accordance with the Companies' accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation and amortization is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Companies are as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

(g) Foreign currency translation

The Companies maintain their books and records in RMB which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences are dealt with in the combined statement of operations.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the combined statement of operations in the period in which they are incurred. Interest capitalized amounted to approximately RMB3.5 million for the year ended December 31, 2001 which was calculated by applying a capitalization rate of 13.75% to qualifying expenditure.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net income as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Companies' board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Companies' employees, and assets acquired through this fund shall not be taken as the Companies' assets.

For the purpose of these combined financial statements which are prepared in accordance with IAS, appropriations to staff bonus and welfare fund, if any, are treated as a charge to the combined statement of operations.

(j) Financial instruments

Financial assets

The Company's principal financial assets are bank balances and cash, trade and other receivables.

At December 31, 2001, the following deposits were held with banks:

	RMB
Bank balances and cash	
RMB deposits	41,089,908
US$ deposits (RMB equivalent)	25,471
RMB cash	40,987
	41,156,366

Trade receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include interest-bearing investor loans and trade and other payables. Investor loans are recorded at the proceeds received. Finance charges are accounted for on an accrual basis. Trade and other payables are stated at their nominal value.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(j) Financial instruments (cont'd)

Credit risk

The Companies' credit risk is primarily attributable to its trade receivables. One customer accounts for over 90% of total revenue. The failure of this customer to fulfill its contractual obligations could have a substantial negative impact on the Companies. However, the management does not anticipate non-performance by this customer.

(k) Impairment

At each balance sheet date, the Companies review the carrying amounts of their tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Companies estimate the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than their carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to their recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of their recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Companies have a present obligation as a result of a past event which probably will result in an outflow of economic benefits that can be reasonably estimated.

(m) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as defined contribution plans where the Companies' obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

(n) Other income

Other income represents insurance compensation of approximately RMB8 million for fire damage and loss of income and forgiveness of an amount due to PWEC of approximately RMB3.4 million for PWEC's payment of expatriate salaries on the behalf of the Companies in prior years.

4. RELATED PARTY TRANSACTIONS

At December 31, 2001 the amounts due to investors comprised:

	RMB
LCHPP	2,623,192
PWEC	3,218,139
	5,841,331

The amounts due to LCHPP and to PWEC represented pre-operating expenses and insurance expenses, respectively, paid on behalf of the Companies.

PWEC has provided the following unsecured loans which bear interest at 13.75% per annum. The principal is repayable on April 1, 2004.

	Principal RMB	Accrued interest RMB
Balance at January 1, 2001	445,126,566	11,571,033
Loans raised during the year	6,697,007	-
Interest expense for the year	-	62,542,981
Balance at December 31, 2001	451,823,573	74,114,014

During the year PWEC forgave RMB3.4 million owed to it for salaries charged to the Companies in previous years.

During the year, the Companies made a temporary advance of RMB17,480,000 to Zouping Peak CHP Co., Ltd., a subsidiary of PPIC. As at December 31, 2001, the interest-free advance had been repaid.

5. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001, property, plant and equipment comprised:

	Land use rights	Buildings	Machinery and equipment	Motor vehicles	Office equipment and others	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
At January 1, 2001	45,219,079	110,026,315	496,944,890	6,562,033	965,333	24,066,488	683,784,138
Additions	70,000	1,375,160	1,116,193	-	143,360	15,449,050	18,153,763
Transfers	-	5,919,495	28,004,029	-	-	(33,923,524)	-
Disposal	-	-	(3,976,150)	(503,697)	-	-	(4,479,847)
At December 31, 2001	45,289,079	117,320,970	522,088,962	6,058,336	1,108,693	5,592,014	697,458,054
Accumulated depreciation and amortization							
At January 1, 2001	7,366,636	3,580,213	7,359,562	680,386	259,304	-	19,246,101
Charge for the year	2,154,408	4,509,771	18,616,720	850,546	191,233	-	26,322,678
Eliminated on disposals	-	-	(198,800)	-	-	-	(198,800)
At December 31, 2001	9,521,044	8,089,984	25,777,482	1,530,932	450,537	-	45,369,979
Net book values							
At December 31, 2001	35,768,035	109,230,986	496,311,480	4,527,404	658,156	5,592,014	652,088,075
At January 1, 2001	37,852,443	106,446,102	489,585,328	5,881,647	706,029	24,066,488	664,538,037

Land use rights comprise land use fees paid to Luannan County Financial Bureau by the Companies for the right to use the land where the Companies are located for a period of twenty-three years. The land use rights were stated at the cost that the Companies paid to Luannan County Financial Bureau.

6. EMPLOYEE WELFARE

In accordance with the regulations issued by Hebei Provincial Government, the Companies provide on a monthly basis for staff welfare expenses (14%), pension fund (22%), unemployment insurance (2%) and injury insurance (1%) based on the total salary payment to their Chinese employees. For the year ended December 31, 2001, the Companies' expense of such arrangements was approximately RMB1.5 million. The Companies have no further obligation for staff benefits beyond the above contributions.

* * * * *

REPORT OF THE AUDITORS

REF.#:QHSSW [2002]004

TO: Tongxiang TIES Heat & Power Co., Ltd. :

With your authorization we have audited the balance sheet of your company and related income statement, cash flow statement as of December 31, 2001. These financial statements are the responsibility of your management. Our responsibility is to express an opinion on these financial statements based on our auditing regulated by "Independent Audit Principle of CCPA" Based on the actual operation of your company, during the procedure we performed random checks on your accounting ledgers and other auditing procedures we think necessary.

we think financial statements we audited are in accordance with " Accounting Standard for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment of PRC". The statements revealed truly and properly the financial performance, business results and cash flows for the Company's operation in 2001 ended by date Dec.31. The application of accounting is of persistence.

Enclosure:
2001 Financials ended by December 31, 2001.
Balance sheet
Annual income statement
Cash flow statement。

CCPA :

Qiushi Associated Accountant

CCPA :

ADD. : NO.38,3/FL,YUHANG STREET
WUTONG DISRICT, TONGXIANG

FEB.6, 2001

TONGXIANG TIES HEAT & POWER CO., LTD
NOTES TO FINANCIAL STATEMENTS
YEAR OF 2001

UNIT: RMB

Organization introduction

Tongxiang TIES Heat & Power Co., Ltd. (hereafter named the Company) is a foreign cooperative joint venture approved by the government of Zhejiang Province established in 1997 with total registered capital ofUSD24.10millionIt has 15 years of cooperation period and started operation since 1998.Business scope of the Company includes production and sales of electricity and steam.

Major accounting policies, accounting evaluation, method of preparing and putting together of financial statements:

1. Accounting regulation: "Accounting Regulation for Enterprises with Foreign Investments" and its related other supplementary regulations.
2. Accounting period: Apply Gregorian Calendar. Jan. 1st to December 31 is considered as a full accounting year.
3. Standard currency for booking: RMB yuan(Renminbi) is the standard.
4. Accounting principle and value basis: Accounting on accrual basis; Using historical cost as the value basis.
5. Foreign Currency Translation: When foreign currency transaction happens, it will be booked in RMB with foreign currency being translated into RMB at the market exchange rate (middle rate)quoted by People's Bank of China. At the end of the period carrying amount of foreign currency account will be adjusted according to the market rate quoted at the end of the period. Exchange differences are put into "exchange gain or loss" under related financial expense.
6. Inventory accounting principle: Various inventories are valued at it actual procuring cost; Raw material cost will be carried with method of weighed mean
7. Method of valuation and depreciation of fixed asset: Depreciation of fixed assets: By averaging in straight-line method. Each fixed assets will first withhold 10% of its original value and then set its rate of depreciation according to the left value and its economic life cycle.

8. Intangible assets and its amortization: Land use right will be amortized from 1998 in 50 years.

9. Deferred assets and its amortization: Other deferred expenses will be amortized in 50 years from 1998.

10. Confirmation of operating revenue: Sales of Commodity: when goods sold and ownership transferred; payment received or secured with evidence of the receipt then it will be considered as the realization of the operating revenue.

11. Taxation

VAT tax Rate was 17% ; 13%。

Business Tax Rate is 5%。

Income tax Rate 16.5%。

1. Net Income for Distribution

After approval of board meeting distribution ratio of net income:

Reversed fund:3%

Enterprise expansion fund: 3%

Employee's reward and welfare fund 4%

3. Notes to related items in financial statements

1. Notes to items in balance sheet

1、Bank saving	Balance at the end of the year	22243538.92
RMB saving		21656571.88
USD saving (USD70918.86)		586967.04
Total		22243538.92

Foreign Currency income and expense :

Balance at the beginning	70261.68	Remark	1Pay back of foreign loan		Remark
1Foreign currency loan			2 Pay back of foreign loan interest		
2Receipt from export			3Expend for import		
3Purchased Foreign currency			4Bank exchange settlement		
4Saving interest	657.18		5 Profit wired out for foreign party		
			Total expense		
			Balance end of period	70918.86	
Total receipt	657.18		Prepared date:	M/D/Y:	

2、Account receivable 年末余额 7191815.64

Account age analysis

Within one year	7186938.86； 99.9%
Over one year	4876.78； 0.1%
Total	7191815.64 100%

3 Other receivable Balance at the end of the year 8055463.50

Account age analysis

Within one year	8036963.50; 99.8%
Over one year	18500.00; 0.2%
Total	8055463.50; 100%

4 Inventory Balance at the end of the year 5674365.06

Raw material	5674365.06

5 Fixed assets Balance at the end of the year 180013246.65

Beginning	Increased	Decreased	End of the year
177899994.21	2337252.44	224000.00	180013246.65

6 Accumulative of Depreciation Balance at the end of the year 26021368.31

Beginning	Increased	Decreased	End of the year
18813154.85	7312373.46	104160.00	26021368.31

7 Intangible and deferred assets Balance at the end of the year 23553756.00

	Beginning	Increased	Amortized
A、 Land use right	16840000.00		360000.00
B、 Other deferred assets	7716836.00		643080.00

8、Tax payable Balance at the end of the year 295226.05

Tax	Beginning	Payable	Paid	Due at the end of the year
VAT tax	717642.30	5529605.68	6323959.05	-76711.07
Business tax	16036.80	3000.00	19036.80	
Stamp tax	2508.27		2508.27	
Income tax	759320.12	1361760.00	1749143.00	371937.12

9 Wages payable End of year 724934.11

Items	Beginning	Accrued	Expenditure	End of the year
Salary		3769663.82	3769663.82	
Welfare	310891.11	394791.72	416181.72	289501.11
Pension	186831.80	901733.00	653131.80	435433.00
Unemployment		47917.00	47917.00	
Housing subsidy		100350.00	100350.00	

Food subsidy	708.00	1185.00	1893.00	
Price difference subsidy		9900.00		9900.00
Total	597430.91	5215640.54	5088137.34	724934.11

10 Actual capital received Balance at the end of the year 199536285.98

Investor	Beginnig	Increase	End of year	Reason for difference
TongxiangJuneng	139675400.19		139675400.19	
IEC	59860885.79		59860885.79	
Total	199536285.98		199536285.98	

11、Profit for distribution Balance at the end of the year 15764166.62

Balance last year	12867480.40
Increased this year	15764166.62
Decreased this year	12867480.40

Note：1After deducting three funds of RMB1286000.00, dividend for Chinese partner RMB2291157.40, dividend for foreign partner RMB9290323.00

2 Depreciation and amortization carried forward for Chinese partner:RMB8028963.50

3 Tax return in 2000 and tax return on purchase of equipment qualified as fixed assets in 2000 amounted in total RMB1111219.09

1.Notes to items in income statement

1、Main operating revenue Occurred this year 60294997.58

Description	Annual operating net revenue
Electric	46993175.68
Steam	13301821.90
Total	60294997.58

2 Administrative expense Occurred this year 3747613.42

Including: Social intercourse expense 185350.30

TIES

求是聯合會計師事務所

QIUSHI JOINT CERTIFIED PUBLIC ACCOUNTANTS

報告書

REPORT

地址:浙江省桐鄉市梧桐鎮魚行街三樓
（工商銀行梧桐分理處三樓）
電話:0573－8038398 8020334 8020315
傳真:0573－8026926
郵編:314500

Add:3/F No.38 Yu Hang Road
Wu Tong Town Tongxiang Zhejiang
TEL:0573－8038398 8020334 8020315
FAX:0573－8026926
Post code:314500
E－mail:qscpa@163.com

二〇〇一年外商投资企业会计报表
现 金 流 量 表

求是联合会计师事务所 审计之章

会外通05表

企业名称：新乡泰爱斯机电有限公司

单位：元

项目	行次	金额	项目	行次	金额
一、经营活动产生的现金流量：			补充资料		
销售商品、提供劳务收到的现金	1	73163399.68	1、将净利润调节为经营活动现金流量：		
	2		净利润	57	14652947.53
收到的税费返还	3	1111219.09	加：计提的资产损失准备	58	
	4		固定资产折旧	59	7312373.46
	5		无形资产摊销	60	560000
	6		长期待摊费用摊销	61	643080
	7			62	
收到的其他与经营活动有关的现金	8	272971.36		63	
现金流入小计	9	74549590.17	待摊费用减少（减：增加）	64	64338.11
购买商品、接受劳务支付的现金	10	38196668.14	预提费用增加（减：减少）	65	
	11		处置固定资产、无形资产和其他长期资产的损失（减：收益）	66	82104.15
支付给职工以及为职工支付的现金	12	4987243.54	固定资产报废损失	67	
支付的各项税费	13	8628714.40	财务费用	68	-166481.45
	14		投资损失（减：收益）	69	
	15		递延税款贷项（减：借项）	70	
	16		存货的减少（减：增加）	71	-3891983.19
	17		经营性应收项目的减少（减：增加）	72	2218311.18
支付的其他与经营活动有关的现金	18	4374032.98	经营性应付项目的增加（减：减少）	73	-278187.64
	19		其他	74	-130611
现金流出小计	20	56186658.96	经营活动产生的现金流量净额	75	18360931.17
经营活动产生的现金流量净额	21	18360931.17	2、不涉及现金收支的投资和筹资活动：		
二、投资活动产生的现金流量：			债务转为资本	76	
收回投资所收到的现金	22		一年内到期的可转换公司债券	77	
取得投资收益所收到的现金	23		融资租入固定资产	78	
	24		3、现金及现金等价物净增加情况：		
处置固定资产、无形资产和其他长期资产所收回的现金净额	25	40000	现金的期末余额	79	22245912.21
	26		减：现金的期初余额	80	25872677.38
	27		加：现金等价物的期末余额	81	
收到的其他与投资活动有关的现金	28		减：现金等价物的期初余额	82	
现金流入小计	29	40000	现金及现金等价物净增加额	83	-3626765.17
购建固定资产、无形资产和其他长期资产所支付的现金	30	2337232.44			
投资所支付的现金	31				
	32				
	33				
	34				
支付的其他与投资活动有关的现金	35				
现金流出小计	36	2337232.44			
投资活动产生的现金流量净额	37	-2297232.44			
三、筹资活动产生的现金流量：					
吸收投资所收到的现金	38				
	39				
取得借款所收到的现金	40				
	41				
	42				
收到的其他与筹资活动有关的现金	43				
现金流入小计	44				
偿还债务所支付的现金	45				
分配股利、利润和偿付利息所支付的现金	46	11181480.40			
	47				
	48				
	49				
	50				
	51				
支付的其他与筹资活动有关的现金	52	8428963.50			
现金流出小计	53	19610443.90			
筹资活动产生的现金流量净额	54	-19610443.90			
四、汇率变动对现金的影响	55				
五、现金及现金等价物净增加额	56	-3626765.17			

桐乡泰爱斯热电有限公司
会计报表附注
二〇〇一年度

单位：人民币元

一、公司简介

桐乡泰爱斯热电有限公司（以下简称本公司）系经浙江省人民政府批准的中外合作企业，于一九九七年成立。注册资本 2410 万美元。合营期 15 年。于 1998 年投产。

本公司主要的经营范围包括：生产销售电和蒸气。

二、主要会计政策

1、会计制度；

本公司执行《中华人民共和国外商投资企业会计制度》及其补充规定。

2、会计年度

本公司会计年度自公历 1 月 1 日起至 12 月 31 日止。

3、记帐原则和计价基础

以权责发生制为记帐原则，以实际成本为计价基础。

4、记帐本位币及外币换算

以人民币为记帐本位币。对发生的外币经济业务，采用当月 1 日中国人民银行公布的市场汇价折合人民币记帐。期末，对外币帐户的外币余额按当日的市场汇价调整，差额计入当期财务费用。

5、存货核算方法

发出材料和产成品按加权平均法计价。

6、固定资产及其折旧

固定资产折旧采用直线法平均计算，并按固定资产类别、原值、预计经济使用年限和预计残值（原值的 10%）确定其折旧率：

7、无形资产及其摊销

土地使用权：自 1998 年起分 50 年摊销。

8、递延资产及其摊销

其他递延支出：自 1998 年起分 15 年摊销。

9、营业收入的确认

商品销售：以商品已经发出，商品所有权转移买方，收到货款或取得收取货款的证据时，作为营业收入实现。

10、 税项

增值税　　税率为 17%；13%。

营业税　　税率为 5%。

所得税　　税率为 16.5%。

11、　利润分配

经董事会决定，2000 年度的净利润分配比例是:

提取储备基金 3%;

提取企业发展基金 3%;

提取职工奖励及福利基金 4%。

三、会计报表有关项目注释

（一）资产负债表有关项目注释

1、银行存款　　年末余额　22243538.92

其中：人民币存款　21656571.88

美元存款（USD70918.86）　586967.04

合　　计　22243538.92

有外汇收支:

期初余额	70261.68	备注	1　归还外债本金		备　注
1　外汇借款			2　归还外债利息		
2　出口收汇			3　进口付汇		
3　购入外汇			4　结　汇		
4　存款利息	657.18		5　汇出外方利润		
			支出总计		
			期末余额	70918.86	
收入总计	657.18		编制日期	2001 年　月　日	

2、应收帐款　　年末余额　7191815.64

帐龄分析

1 年以内的　7186938.86 占 99.9%

1 年以上的　4876.78 占 0.1%

合　　计　7191815.64　100%

3、其他应收款　　年末余额　8055463.50

帐龄分析

1 年以内的　8036963.50 占 99.8%

1 年以上的　18500.00 占 0.2%

合　　计　8055463.50 占 100%

4、存货　　年末余额　5674365.06

其中:

原材料　5674365.06

5、固定资产　　　　　　　　　　　　　　　　年末余额 180013246.65

年初数	本年增加	本年减少	年末数
177899994.21	2337252.44	224000.00	180013246.65

6、累计折旧　　　　　　　　　　　　　　　　年末余额 26021368.31

年初数	本年增加	本年减少	年末数
18813154.85	7312373.46	104160.00	26021368.31

7、无形资产、递延资产　　　　　　　　　　　年末余额 23553756.00

	年初数	本年增加	本年摊销数
A、场地使用权	16840000.00		360000.00
B、其他递延资产	7716836.00		643080.00

8、应缴税金　　　　　　　　　　　　　　　　年末余额 295226.05

税　金	期初数	本年应交数	本年已交数	期末欠缴
增值税	717642.30	5529605.68	6323959.05	-76711.07
营业税	16036.80	3000.00	19036.80	
印花税	2508.27		2508.27	
所得税	759320.12	1361760.00	1749143.00	371937.12

9、应付工资　　　　　　　　　　　　　　　　年末余额 724934.11

项　目	年初数	计提数	支用数	年末数
职工工资		3769663.82	3769663.82	
职工福利费	310891.11	394791.72	416181.72	289501.11
退养金	186831.80	901733.00	653131.80	435433.00
待业金		47917.00	47917.00	
房　贴		100350.00	100350.00	
粮　贴	708.00	1185.00	1893.00	
物价补贴	9900.00		9900.00	
合　计	597430.91	5215640.54	5088137.34	724934.11

10、实收资本　　　　　　　　　　　　　　　年末余额 199536285.98

投资人	年初数	本年增加数	年末数	增减原因
巨能公司	139675400.19		139675400.19	
IEC 公司	59860885.79		59860885.79	
合　计	199536285.98		199536285.98	

11、未分配利润　　　　　　　　　　　　　　年末余额 15764166.62

上年余额	12867480.40
本年增加	15764166.62
本年减少	12867480.40

注：1、提取三项基金 1286000.00 元后分配中方股利 2291157.40 元，外

方股利9290323.00元。

2、折旧及摊销8028963.50元转入中方。

3、2000年汇算清交退税及2000年购固定资产设备退税合计1111219.09元。

（二）利润表有关项目注释

1、主营业务收入　　本年发生额 60294997.58

主营业务类别	年营业净收入
电	46993175.68
蒸汽	13301821.90
合　计	60294997.58

2、管理费用　　本年发生额 3747613.42

其中：交际应酬费　　185350.30

求是联合会计师事务所
审计之章

二〇〇一年外商投资工业企业会计报表
利 润 表

会外工02表

企业名称：桐乡泰爱斯环保有限公司

单位：元

项目	行次	本年累计数	上年同期累计数
产品销售收入	1	60294997.58	49882154.26
其中：出口产品销售收入	2		
减：销售折扣与折让	3		
产品销售净额	4	60294997.58	49882154.26
减：产品销售税金	5		
产品销售成本	6	41536177.72	32514434.01
其中：出口产品销售成本	7		
产品销售毛利	8	18758819.86	17367720.25
减：销售费用	9		
管理费用	10	3747613.42	3673339.06
财务费用	11	-166481.43	-387223.87
其中：利息支出（减利息收入）	12		
汇兑损失（减汇兑收益）	13		
产品销售利润	14	15177687.87	14081605.06
加：其他业务利润	15	819123.81	742681.11
营业利润	16	15996811.68	14824286.17
加：投资收益	17		
营业外收入	18	1000	
减：营业外支出	19	82104.15	
加：以前年度损益调整	20	99000	
利润总额	21	16014707.53	14824286.17
减：所得税	22	1361760	1956805.77
净利润	23	14652947.53	12867480.40

二〇〇一年外商投资工业企业会计报表

资 产 负 债 表

求是联合会计师事务所
审计之章

会外工01表

企业名称：桐乡泰爱斯热电有限公司

单位：元

资产	行次	期初数	期末数	负债及所有者权益	行次	期初数	期末数
流动资产：				流动负债：			
现金	1	3094.06	2373.29	短期借款	42		
银行存款	2	21869385.12	22344538.92	应付票据	43		
	3			应付帐款	44	580113.98	4402221.24
有价证券	4			应付工资	45	597430.91	724924.11
应收票据	5			应交税金	46	1495507.49	293226.05
应收帐款	6	9408166.82	719815.64	应付股利	47		
减：坏帐准备	7			预收货款	48		
预付货款	8	268269.52	637402.90		49		
	9			其他应付款	50	3109114.09	465818.21
其他应收款	10	19365.77	8055435.10	预提费用	51		
待摊费用	11	208396.77	144058.66	职工奖励及福利基金	52	1206800	1721200
存货	12	1782381.87	5674355.06	一年内到期的长期负债	53		
减：存货变现损失准备	13			其他流动负债	54		
	14			流动负债合计	55	6988966.47	3649399.61
一年内到期的长期投资	15			长期负债：			
其他流动资产	16			长期借款	56		
流动资产合计	17	37559257.49	43949017.87	应付公司债	57		
长期投资：				应付公司债溢价（折价）	58		
长期投资	18			一年以上的应付款项	59		
	19			长期负债合计	60		
一年以上的应收款项	20			其他负债：			
固定资产：				筹建期间汇兑收益	61		
固定资产原价	21	177899994.21	180013246.85	递延投资收益	62		
减：累计折旧	22	18813154.85	26021368.41	递延税款贷项	63		
固定资产净值	23	159086839.36	153991878.44	其他递延贷项	64		
	24			待转销汇兑收益	65		
	25			其他负债合计	66		
	26			负债合计	67	6988966.47	3649399.61
固定资产清理	27			所有者权益：			
在建工程：				实收资本	68	199136285.98	199136285.98
在建工程	28		37000	其中：中方投资	69	139673400.19	139673400.19
无形资产：				外方投资	70	59860855.79	59860885.79
场地使用权	29	16840000	16480000	减：已归还投资	71		
工业产权及专有技术	30			资本公积	72		
其他无形资产	31				73		
无形资产合计	32	16840000	16480000	储备基金	74	901100	1290900
其他资产：				企业发展基金	75	901100	1290900
开办费	33			利润归还投资	76		
筹建期间汇兑损失	34			本年利润	77		
递延投资损失	35			未分配利润	78	12867480.40	11764166.62
递延税款借项	36				79		
其他递延支出	37	7716336	7073716				
待转销汇兑损失	38						
	39						
其他资产合计	40	7716336	7074756	所有者权益合计	80	214213966.38	217882252.60
资产总计	41	221202932.85	221531652.01	负债及所有者权益总计	81	221202932.85	221531652.21

TrustPower



TrustPower Limited

2001 ANNUAL REPORT


TrustPower

contents

PAGE

TrustPower


CHAIRMAN

Harold Titter
Chairman

In theory electricity retailing is a simple business. People want competitive prices, to have their meters read regularly, to get bills that are accurate and arrive on time, and when something goes wrong, to be able to ring up, speak to a real person, and get it fixed as quickly as possible.

The team at TrustPower has put a lot of effort into getting those basic things right. That, along with a strong focus on relationships and a real "think national but act local" involvement in communities where it operates, has resulted in strong customer growth and a retention rate that is the envy of most in the industry.

our people

TrustPower is about people. New Zealand people. It's about a team of nearly 300 well-trained and dedicated TrustPower staff working to meet the electricity needs of New Zealanders. It's about TrustPower people partnering with nationwide suppliers to provide local power to local people. It's about a skilled management team focused on market leadership, future growth and yielding high returns to its shareholders. TrustPower is people working with people for people.


CHAIRMAN
CHIEF EXECUTIVE

Chairman & Chief Executive Joint Review

Constant and ongoing improvement in line with our 'get it right' philosophy has again characterised the past year for TrustPower. Unfortunately despite this several factors have meant that the financial performance for the year did not meet expectations or reflect the considerable successes your company achieved.

The past year has again been on a background of an industry that has continued to attract political attention. A further set of reforms is currently in train.

Currently New Zealand has an electricity supply industry that still needs some fundamental change. The job started has not been completed.

The required stick and carrot regulation that the industry accepted pre 1998 was needed for the monopoly lines side of the industry has not yet been introduced. Our view is that an inflation related income cap (known as CPI-x) is probably the best way to achieve this.

The other issue that ceased with a change of government was the sale of the SOE generators formed from the split of ECNZ. This got as far as the privatisation of Contact Energy but then stopped.

Wholesale generation is largely in the hands of Government owned generators who have market dominance and use this position. These same generators compete with the retailers they supply, rarely a workable situation.

It is perhaps not widely understood just how a domestic customer's $100 power bill is made up.

Typically $45 goes to Transpower (an SOE) and the local line company, $30 goes to the generation industry (70% government owned), $11 goes direct to the Government via GST, $4 goes to the meter owners (a mix of line companies and retailer owners) leaving the retailer with about $10 from which to provide all the customer services and to take virtually all the risk.

Political intervention in the industry like the presently proposed 10% fixed charge option is unfortunate. It effectively reintroduces cross subsidies for social equity purposes. This should be delivered directly through government agencies not via commercial businesses.

We have however been assured by government that they will ensure the competitive part of the business does not bear the cost and risk of this.

Overseas experience is indicating that a minimum of ten significant generators (and preferably with some not in the retail business) are ideally needed to ensure a functioning, competitive electricity wholesale market.

We hope the Government understands and will work to correct these issues.

GENERATION OPERATIONS

Rainfall over the past financial year was below average in most of the areas in which we have hydro stations. It is quite unusual, given the very wide geographic spread of the company's generation assets, to have below average rainfall in so many areas. The Eastern Bay of Plenty, Taranaki, Marlborough, Canterbury and Otago were all drier than normal.

The Kaimai stations, in the Western Bay of Plenty, which are less rainfall dependent than most other schemes produced well. The output of Coleridge which has been significantly upgraded and which benefits from West Coast rainfall that spills over the divide was excellent, again vindicating this purchase and subsequent work. The company's West Coast generation while currently relatively small in capacity also performed well as did the Tararua Windfarm. The net effect was generation output 8% below expected levels.

The extensive automation programme set for the year was successfully completed. This programme enables our generation machines to be controlled centrally. Other than for some small machines all of TrustPower's generation is now run from Te Maunga. This obviously has significant value benefits as machines



NEW CUSTOMERS



Val Dempsey
Christchurch customer

"Top marks to your Friendly Team. It is good to have such friendly happy meter readers and friendly helpful staff on the phones. Keep up the good work. We are happy customers."

can be turned on or off to suit prevailing prices. This is particularly important given the price volatility that exists.

Cost per kWh again fell in the year as the result of an extensive cost reduction programme. Comparisons with best practice show TrustPower in very good light. At the same time the asset management plan developed has ensured that optimal expenditure is occurring in the right places to keep our generation assets available at all times.

Re-consenting work for a number of existing schemes was a feature of the year. TrustPower has an excellent name for the way in which this is approached, working with local interest groups. Consents are a key factor in hydro scheme value and the environment in which we now work is considerably more difficult than previously. This requires good open consultation which is a hallmark of your company.

Feasibility work has continued on the Dobson proposal. This is a 60 MW scheme with good short term storage characteristics. Progress with this scheme is vital for development on the West Coast which is close to becoming energy constrained. The scheme has been publicly acknowledged by Transpower as by far the best solution to the situation.

Public support on the Coast for the project has been excellent with public information days being held to allow as many people as possible to see exactly what the project would look like. To proceed to the next stage, which is the consent process, the one issue which is outstanding is agreement from the Department of Conservation to allow inundation of a small amount of conservation area. The local Council has made offsetting land available to TrustPower which is contiguous with the conservation area.

The ability to proceed or not with this project will be a real test of whether common sense still prevails. We have taken the issue to a number of politicians who will probably ultimately decide whether we can proceed to the next step or not. If we are not

PARTNERS


Vestas

Stephen Lauridsen
Area Service Manager
Vestas – New Zealand Wind Technology Limited

The 48 Vestas V-47 turbines at the Tararua Wind Farm were purchased in 1999. TrustPower decided to outsource the operation and maintenance of the wind turbines to Vestas. Stephen's responsibility is to ensure that the turbines are operated and maintained as required so as to maximise their availability and reliability.



able to, the situation is that more CO_2 emitting generation using valuable supplies of natural gas in a relatively inefficient conversion process will be the inevitable consequence.

The Tararua Windfarm in the year past again produced an output level which confirmed its status as one of the best developed wind sites in the world with a load factor around 50%. It is a distinctive feature of the Manawatu with very positive comment almost invariably made about the appearance of this scheme. New wind generation development remains difficult to get away at present power prices. Other countries have developed mechanisms to support clean sustainable generation. New Zealand's policies are not yet developed. It seems inevitable that, with concern about global warming and sustainability growing, we will put in place means to encourage wind and other renewable generation projects. The Government has certainly signalled in its Policy Statement a desire to see such projects proceed.

TrustPower continues to be active in taking part in the development of Government's response to the issues raised by the Kyoto Accord.

RETAIL OPERATIONS

TrustPower recognised early the need to have systems well in place to operate effectively in a competitive market. We resisted the temptation to set out to win customers before we could be confident we would not then let those customers down by poor switching performance and/or less than satisfactory service levels.

A number of our competitors started out to compete before they could handle the processes and issues flowing from winning and losing customers.

Recent independent comment has rated TrustPower as "without question the best electricity retailer".

We waited until opportunities presented themselves then set out in a very targeted way to grow our market share.

The success of our strategy is evident in the net customer growth we have experienced, 21% in the last 12 months to our position today as one of the largest retailers with strong growth continuing to occur. This customer acquisition strategy came at a cost to the year's result because of the required accounting treatment of customer by customer growth versus discrete customer base purchase where the cost to acquire the customers is treated as an intangible asset and then amortised over a period of time. We now however have customer numbers close to or in the critical mass range needed to keep servicing costs per customer competitive. This comes through the spreading of fixed costs associated with a retail business over greater customer numbers.

Our values encapsulated in TrustPower PRIIDE (passion for customer service, respect for our stakeholders, integrity in all we do, innovation in all aspects of our business, delivery with attitude and professionalism and empowerment of all the TrustPower Team) continue to drive our business.

The cost of winning additional customers at approximately $115 per customer is very significantly below the values that should arise from the future cashflows from those customers and certainly way below the prices paid for groups of customers back in 1998/99 of up to $800/customer.

TrustPower has obviously lost customers as well as gaining them. Our loss rate, however, has only been about one customer for each six we have won . The FRIENDS loyalty programme


STAFF

Paul Harris
Meter Reader - West Coast

It would have been easy for TrustPower to have simply contracted out its meter reading service. But part of "acting local" involved employing local people - trained staff who are proud to wear a uniform and drive a distinctive vehicle that carries their employer's name.

People like Paul Harris of Westport, whose dedication to the company he works for ensures that TrustPower customers receive the standard of service they are entitled to, from a person they recognise and trust.



introduced in 1998 has been a significant factor in this success along with the 'getting it right' ethos that is an integral part of the TrustPower Team approach.

Our research shows that electricity customers value good service above the cheapest price. Given the relatively small portion of the bill directly attributable to the retailer, unless cross subsidies from generation to retail exist, sustainable major price differences are not possible.

As in any business what counts is ensuring operational costs are as low or lower than those of the competitors. TrustPower has and continues to look for every opportunity to lower costs while at the same time maintaining or enhancing customer service levels. The year past saw a further 5% fall in costs per customer.

During the year several new products/services were offered to electricity customers. These were designed to leverage off the monthly contact we have with well over 250,000 households as well as to provide benefits for TrustPower customers that increase their likelihood to remain with us.

Direct debit power bill payment was pushed hard again during the year with 20% of all customers now paying by this cost effective method.

POS POWER

Last year we formed a joint venture company with Cadmus Technology, a New Zealand technology company. The brief was to design a cost effective meter/payment system that would enable demand side management of electricity usage in the home. This included multiple time slot metering together with an in the home electronic funds transfer system. After a year of concentrated development we now have a system which fulfills the design brief. The first 20 fully developed units will be installed in customer's homes over the next month and following a successful trial period with those a further 1000 units will be rolled into the market a little later in the year.

Many technologies are emerging to empower customers for all sorts of products and services. The POS Power system is a working system that has the potential to deliver a wide selection of benefits to users, not just limited to their electricity supply. This is an exciting development and we intend to use the significant edge it will give us over the rest of the industry to further develop our business.

For TrustPower the system has the potential of lowering transaction/service costs substantially. It will also improve our ability to serve existing customers better and to win even greater numbers of new customers.


PARTNERS

Lianne Meiklejohn
Resource Team Leader – Fletcher Wood Panels

TrustPower and Fletcher Building share a unique relationship that is about more than just the supply of electricity. Through this partnership, TrustPower delivers real dollar value through full management of the group's electricity supply and through specific cost reduction programmes.



MANAGEMENT



Peter Calderwood *Manager – Strategic Business Development* · **Keith Tempest** *Manager – Energy Trading* · **Therese Thom** *Manager – Energy Procurement* · **Roger Burchett** *Manager – Generation* · **Jeff Childs** *Financial Controller*

ENERGY PROCUREMENT

TrustPower produces about 50% of the energy needed to supply its mass market versus the time of use market where contracts are normally backed off by appropriate hedges.

This obviously means we need to purchase additional hedges to cover this or alternatively buy from the spot market.

The New Zealand contracts market has proven to be rather illiquid for the reasons mentioned at the beginning of this review.

Strong growth in our needs together with low liquidity, a particularly dry period for hydro generation and plant problems in thermal generators impacted significantly on our cost of energy in the 2000/2001 year. This had a negative effect on the year's results.

Further work is being completed in risk assessment methods and in load forecasting to ensure we are always in the best position to make the right decisions in managing our energy book.

THINK NATIONAL, ACT LOCAL

Putting this strategy into action has continued strongly through the year. We believe that working with the communities which we serve in a real way sets us apart from our competitors. Interestingly a number of these are now trying to follow a similar track.

We made a promise to the customer areas we were in that we would be part of those communities and have delivered on this once again during the past year. Additionally as we have gained significant customer numbers in 'non encumbent' areas we have introduced the same programmes in those areas.

2001 is the Year of the Volunteer and fittingly we held our first National Community Awards bringing together regional winners to select recipients for each of the award categories as well as an overall winner.

TrustPower Community Awards are built on a concept started in Tauranga almost ten years ago. New Zealand communities are under increasing stress and pressure. A great deal of the work done to alleviate this pressure and also to make our communities better places to live and work in is via an enormous number of groups of volunteers involved in a wide range of activities from rape support to youth development to cultural activities. In most instances those involved are not recognised for the contribution they are making to hold society together as well as just helping to make life a lot more fun.

TrustPower has set out to see that New Zealanders do acknowledge and understand just how important volunteers' input to society is. We plan over the years to build this recognition to the point it becomes a major celebration of achievement by all the unsung heroes of our communities.

TEAM TRUSTPOWER

The past year has not been an easy one. The whole team has continued to put in extraordinary effort to ensure TrustPower's ongoing success. The results of that effort can be seen in the major improvements made to our generation assets, in the enviable customer win record we have achieved and the way in which this has been done and in our place as the acknowledged industry leader in customer service.

We give our sincere thanks to every member of the staff and to the Board of the company as they have successfully grappled with and overcome numerous very real challenges.

Principle drivers for our Team's culture are dedication to the job in hand and delivering good outcomes for all our stakeholders.

SUSTAINABLE DEVELOPMENT

TrustPower is a member of the New Zealand Business Council for Sustainable Development ("NZBCSD"). The NZBCSD was formed in May 1999 and is a coalition of leading New Zealand companies united by a shared commitment to environmental, social and economic development. The mission of the Council is to provide leadership for a change towards sustainable development.

We define sustainable development as development that meets the needs of the present without compromising the ability of future generations to meet their own needs. Sustainable development depends on three inter-related elements: economic, environmental and social.

TrustPower readily embraces this philosophy and recognises that as a leading electricity retailer and generator the company's actions have an impact on society and the environment, as well

as shareholders. The adoption of this philosophy is in fact enlightened self-interest as we believe as a company we can take actions to protect the environment and enhance society and at the same time enhance long term profitability. The move towards sustainable development will become a key component of our ongoing business competitiveness. Specifically the identified benefits include greater customer loyalty, attraction and retention of key staff, greater commitment from suppliers, enhancing overall corporate reputation and reduced compliance costs.

As part of the company's move to greater sustainable development this year TrustPower has adopted for the first time the concept of "triple bottom line" reporting. That is the recognition that we should go beyond the simple reporting of financial performance and now focus on environmental performance and social performance as well.

Please review our first "triple bottom line" sustainability reports on pages 11 to 17 of this document. It should be noted that sustainable development and its reporting is an evolving process.

THE FUTURE

We said last year the future was exciting for TrustPower - we believe that even more so today. Further generation development is being pursued both through existing plant improvement and also with potential new schemes particularly hydro, wind and geothermal. Wind site testing in Australia is underway and if commercially viable, which is likely given the strong government support for renewable based energy, development could proceed.

Customer growth will continue and new technologies will be introduced as appropriate to further improve customer retention and profitability.

The electricity industry in New Zealand is still in the midst of plenty of potential change. TrustPower has shown clearly in the immediate past that it has an ability to turn change into opportunity and we intend to continue to do just that to add shareholder value.

Harold Titter
Chairman

Jeff Williams
Chief Executive


CALL CENTRE



Val Cederholm
Call Centre Manager

We believe it is important that our staff have a strong link with the regions we serve. Because of our direct involvement in communities, staff have opportunities to visit regions and take part in our community support activities. In this way they develop relationships with those communities, better equipping them to serve there in the future.


DIRECTORS
Director
Director
Chairman
Director

Directors' Report

Although the directors are disappointed to record a result below last year, this report explains the reasons, and highlights some significant achievements, particularly customer numbers.

FINANCIAL PERFORMANCE

The audited after tax operating surplus for the year to 31 March 2001 was $23.5m. This result represents a 12.5% shortfall on the operating surplus of the 2000 year of $26.8m.

The result was achieved on total revenue of $507.7m (2000 : $428.7m), an increase of 18.4%. This increase in turnover reflects the significant success the company has produced in gaining new customers.

The 2001 year has seen intense competitive activity amongst New Zealand's electricity retailers with up to 10% (approximately 170,000) of the total number of customers changing supplier. TrustPower has been a net beneficiary of the customer "churn" gaining a net 46,000 new customers during the year with total at year end of 266,000. This has increased the total electricity supplied to 5,763 GWh, an 18.9% increase on the previous year's 4,843 GWh.

These new customers and the increased turnover were gained through very successful marketing campaigns that were a credit to the team at TrustPower. Specific areas were targeted, with gains in Northland, Thames Valley, Wellington, Christchurch, Timaru and Dunedin. At the time of writing this report the total number of customers had increased a further 14,000 to 280,000. It should be noted that most of the new customer gains took place in the latter part of the year and therefore the company has not received a "full year" effect of the increased revenue.

It is also worthy of note that despite competitive activity in incumbent areas relatively few customers were lost. This reflects the company's ongoing focus on providing a high standard of customer service.

Given such an impressive increase in revenue, shareholders will be asking why there has not been the same increase in the result. As stated in the introduction there are a number of specific reasons for this.

The significant increase in customer numbers resulted in an expense item of $6.5m before tax (2000 : $0.9m) which relates to costs directly associated with the marketing campaigns to acquire the new domestic customers. This represents a cost of approximately $115 per new customer. This compares very favourably with up to $800 per customer paid by other electricity retailers when acquiring customers directly from incumbent power companies at the time of the last round of reforms. This investment has been expensed to comply with generally accepted accounting practice although the directors consider there are compelling economic arguments to capitalise the amount as an intangible asset.

TrustPower's portfolio of generation schemes, 33 hydro generation and one wind farm would in a normal year be expected to produce up to 1,750 GWh of electricity. The schemes have a wide geographical coverage which gives considerable strength by spreading the risk that adverse climatic conditions can have on output. The year to 31 March 2001 was however notable for a severe drought that was very widespread and which significantly affected the company's hydro generation schemes, particularly inland Bay of Plenty, Taranaki and Otago. Actual output was 1,613 GWh,





Mike Moeahu
Regional Generation Manager – Otago

Mike Moeahu is responsible for the Waipori, Monowai and Paerau hydro schemes. These schemes have high profile local interest, all have significant amenity or community value and Monowai is situated in the Fiordland National Park.

Mike is well known in the Dunedin area and has a strong interest in community and environmental aspects of hydro generation. He is actively involved in public consultation for consent applications and public use of lake areas.

Progressing his career which started as a cadet at Waipori, Mike has a depth of local knowledge and experience that keeps these schemes performing to the highest standards.

meaning that an extra 137 GWh had to be acquired externally, resulting in approximately $5.0m additional before tax cost.

Without these two specific factors it can be seen that the result for the year would have exceeded previous year and budget.

Also adversely affecting the year's result was the wholesale electricity market. The drier than normal conditions not only reduced TrustPower's output but also reduced the output of other hydro generators resulting in higher wholesale prices. TrustPower like any trader in a commodity undertakes certain risk management practices to minimise the risk of adverse movements in the price of the commodity purchased. The electricity market structure however allows dominance by individual generators in certain regions and for certain times of the year. During the latter part of the year very high wholesale prices were experienced.

Other items of interest affecting the result were:

- Amortisation of goodwill $2.9m (2000: $3.6m). This decrease reflects a re-assessment of the amortisation period from 15 years to the maximum 20 years allowed. The directors consider that this change better reflects the expected period of benefit from the intangible asset.
- Depreciation has increased by $0.9m as a result of capital expenditure in prior years.

As at 31 March 2001 TrustPower's balance sheet, with an equity ratio of 71.9%, provides a very sound basis for future opportunities to add to shareholder value.

FINANCIAL POSITION

The company's financial position has strengthened further with total assets increasing by $52.9m to $866.3m.

All generation assets were revalued at 31 March 2001 in compliance with Statement of Standard Accounting Practice 28. The valuation was completed by ANZ Investment Bank and resulted in a net uplift in valuation of $34.5m. The original Kaimai, Wheao and Hinemaiaia schemes were last revalued in 1998 and all subsequently acquired assets were carried at cost until 31 March 2001. This significant increase in value arises substantially from enhancement work completed and in some cases the attractive prices of the newly acquired schemes.

Net working capital has remained virtually unchanged despite the large increase in revenue. Term loans have declined slightly, reflecting strong cashflows offset by enhanced distribution levels during the year.

Securities on issue have not changed during the year.

There has been a very significant $8.4m increase in deferred taxation as a result of favourable taxation depreciation rates on the substantial base of generation assets. The high levels of deferred taxation are expected to continue into the foreseeable future.

As at 31 March 2001 TrustPower's balance sheet, with an equity ratio of 71.9%, provides a very sound basis for future opportunities to add to shareholder value.

DIVIDENDS

The directors consider that under the circumstances of a strong balance sheet and cashflow as well as their confidence in the future performance of the company it is appropriate to pay a final dividend that maintains shareholders earnings. The final dividend for the 2001 year will be 8.0 cents per share. As foreshadowed in the previous year the dividend will not carry imputation credits. The dividend will be paid on 31 August 2001 to all shareholders registered on 17 August 2001. This dividend will bring the total dividend paid for the year to 17.206 cents per share (2000: 16.5142 cps).

DIRECTORS

On 31 December 2000 Avon Carpenter retired from the Board of TrustPower. Mr Carpenter had been Chairman of the company since its incorporation in 1993 and was Chairman of the predecessor Tauranga Electric Power Board from 1992. Prior to this he was a member of that Board for two years. Mr Carpenter led TrustPower through its formation years as the industry evolved through a series of Government enforced reforms. His leadership, energy and sound business knowledge have been a tremendous influence in creating the company that TrustPower is today. On behalf of all shareholders the Board wish to thank Avon for his services over the years.

The Annual Meeting of shareholders will be held on Thursday 30 August 2001. In accordance with the Company's Constitution Mr Titter and Ms Beange will retire, and being eligible will offer themselves for re-election.

AUDITORS

PricewaterhouseCoopers have indicated their willingness to continue in office.

OUTLOOK

The ongoing drought, particularly in the South Island, reducing generation output and competing generators using dominant regional positions adversely affect the early part of the 2002 financial year. However the company's underlying strength provided by its portfolio of generation assets, using renewable energy sources, and its strong financial position will mean shareholders can continue to expect added value over the medium and longer term.

Harold Titter
Chairman

Dated 31 May 2001


COMMUNITIES



Murray Anderson
Mayor - Ashburton District

"Two years ago, when Government reforms forced the sale of our formerly locally owned electricity retail and generation operation, Ashburton did not lose a business. Instead it gained one, in the shape of TrustPower, which has maintained a very real and welcome presence in our district through its focus on service, local involvement and community support."

Economic Performance

To be sustainable a business must be financially sound and able to provide the means for its future growth. The core of economic sustainability for TrustPower is its generation capacity and its retail customers.

This section of the report sets out a number of indicators that highlight the economic performance of TrustPower in recent years and also highlight the key features of our economic sustainability.

REVENUE AND CUSTOMER NUMBERS


600
500
400
300
200
100
0
300
250
200
150
100
50
0
TOTAL REVENUE $M
CUSTOMER 000'S
1997
1998
1999
2000
2001
FINANCIAL YEAR
REVENUE
CUSTOMERS

Customers produce revenue from which in turn profit is made. Strong growth in customer numbers should result in strong revenue flows.

OVERHEAD COSTS PER CUSTOMER


200
180
160
140
120
100
80
60
40
20
0
$
1997
1998
1999
2000
2001
FINANCIAL YEAR

Growth in customer numbers not only provides additional revenue it also provides economies of scale, resulting in a steady reduction in the costs per customer.

SOURCE OF ELECTRICITY SOLD


6,000
5,000
4,000
3,000
2,000
1,000
0
GWh's
1997
1998
1999
2000
2001
FINANCIAL YEAR
MARKET PURCHASED
SELF GENERATED

TrustPower sells more electricity than it generates. The relative difference between electricity sold and generated has a significant affect on financial performance.

OPERATING EARNINGS AND DIVIDENDS


35
30
25
20
15
10
5
0
$M
1997
1998
1999
2000
2001
FINANCIAL YEAR
EARNINGS
DIVIDENDS

Over recent years there has been some fluctuation in earnings but because of strong cashflows dividends paid to shareholders have maintained a steady growth.

Economic Performance

COMPOSITION OF TOTAL ASSETS



900
800
700
600
$M
500
400
300
200
100
0
1997
1998
1999
2000
2001
FINANCIAL YEAR
LIABILITIES
CORPORATE OWNERSHIP

CURRENT SHAREHOLDING (at 31 May 2001)



13% Other
26% Infratil
18% Alliant
20% Australia Gas Light
23% Tauranga Energy Consumer Trust

TrustPower has a low level of borrowing. This strong balance sheet provides a very good base for future opportunities to increase shareholder value.

GROSS PROFIT DISTRIBUTION

GROSS REVENUE DISTRIBUTION



19% Gross Profit
46% Energy Costs
35% Line Costs
9% Other Costs
18% Depreciation
7% Customer Gains
12% Interest
13% Wages
19% Tax and GST
22% Surplus for Shareholders

Of the revenue received 46% is spent on the purchase of electricity from other generators and 35% on the charges that line companies make for the use of their networks.

Of the gross profit significant proportions go to the community "through wages, taxes and shareholder surpluses."

Environmental Performance

TrustPower has for some time recognised the obligations and responsibilities it has to act in a manner to ensure environmental sustainability. As the operator of 33 hydroelectric generation schemes and one wind power farm the company can have a potentially significant effect on the environment.

To ensure both a positive and enduring commitment to the environment the following policy was adopted by the Board of Directors in December 1999:

GOAL

To operate in a manner which minimises all potential adverse environmental effects, and maximises (where practical) all potential positive environmental effects.

POLICIES

We shall operate so as to comply with all of our legal and statutory environmental obligations.

In operating, maintaining and enhancing our assets we will:

- avoid or minimise all adverse environmental effects which our operations may cause;
- liaise and work with community and all potentially affected 'stakeholders' in the identification, mitigation and/or monitoring of any potential environmental effects;
- use and operate the natural and physical resources under our control in an efficient and environmentally appropriate manner;
- recycle and re-use materials wherever practical and economically feasible; and
- ensure that all staff and contractors acting on our behalf are aware of the surrounding environment and the potential environmental effects which our operations could induce, and the contingencies and procedures to be followed in the event of an adverse environmental effect being induced.

In order to monitor performance against these policies an Environmental Management System ("EMS") has been implemented. The EMS has six focus areas:

To operate in a manner which minimises all potential adverse environmental effects, and maximises (where practical) all potential positive environmental effects.

1. Minimising Non-Compliance Events

TrustPower has 1,009 environmental requirements imposed under the Resource Management Act 1991. A total of 38 minor non-compliance events were recorded and reported during the year to 31 March 2001. This represents a dramatic improvement over the previous year where 115 events were reported. Importantly, none of the non-compliance events were significant in their nature, frequency or severity.

2. Managing Contaminant Releases

The term 'contaminant release' refers to the uncontrolled and accidental discharge of potentially contaminating substances. Oil and grease are the dominant types of contaminant used and stored at the company's schemes.

A total of two minor accidental contaminant release events were identified and promptly reported during the year. Pleasingly the volume of the contaminant released (which was oil) on both occasions was small and did not induce significant adverse environmental effects. As such, no remediation was required or enforcement action pursued by the Councils' concerned.

3. Managing Environmental Effects

TrustPower recognises that both its operations and the continued existence of its power schemes have the potential to affect the environment in positive and negative ways.

The company strives to maximise the positive effects associated with its schemes. During the year it did this by ensuring that its schemes were, wherever possible, available to generate electricity 'on demand' (which ensured the continued supply of an essential resource from renewable sources), and by working with community groups to, wherever practicable, enable recreational activities to be undertaken at or adjacent to its assets.

All resource consenting projects undertaken involve comprehensive investigation of possible environmental effects.

As a result of the investigations undertaken TrustPower has proposed modifications to all of the projects to ensure that they will not have the potential to cause any significant adverse environmental effects. The provision of residual flows and lake level controls at the Waipori Scheme (where none previously existed) are typical of the modifications being advanced by TrustPower.

4. Working in Consultation with the Community

The company has sought to actively encourage public participation particularly in the environmental pre-feasibility and resource consent processes.

To assess the effectiveness of the consultation programmes TrustPower surveyed 128 organisations/members of the public which it had consulted with during the year. The programmes in general were considered to be average to above average. TrustPower is currently re-evaluating the manner in which it consults during resource consent projects to improve the process further.

The company also welcomes input from the public on general issues associated with its environmental performance. A notable example is the elver/adult eel trap and transfer programme at the Matahina Scheme. Concerns were voiced by tangata whenua over the declining eel fishery in the Rangitiki river. A trap and transfer programme was developed by the Kokopu Trust in consultation with TrustPower and TrustPower subsequently funded the implementation of the programme.

5. Promoting Efficient Resource Use

The company promotes efficient resource use in two key ways. Firstly it advocates demand side efficiency by encouraging its customers to use electricity outside peak demand times and apply strategic efficiency measures. In addition TrustPower is also actively seeking to improve the efficiency of its power schemes through a continuing plant improvement process and a series of optimisation projects.

During the year optimisation projects were completed at the Matahina, Kaimai and Patea Schemes.

6. Staff Training

TrustPower recognises that its staff are the key to it achieving the goals established by its Environmental Policies. Given this it is critical that the company's staff are aware of the relevant environmental legislation and what is required of both TrustPower and them as individuals; the manner in which the company's operations can affect the environment and the commitments made by the company in its environmental policies, EMS and resource consents.

In order to implement this a training needs identification project is underway and an environmental handbook has been developed and distributed to all new staff as part of their formal induction.

Quite aside from the commitments made within the EMS TrustPower has commissioned a comprehensive environmental audit of its operations. While the report documenting the findings of the audit is not due until mid way through 2002 initial indications are positive and suggest that the company is performing well.

Social Performance


COMMUNITIES
TrustPower

Constable Steve Wills
Community Policing Centre - Timaru

The donation of surplus vehicles to worthy community causes is a way for TrustPower to give meaningful assistance where opportunities to raise funds are often limited. In Timaru, a vehicle supplied to the local Community Policing team helps ensure "around the clock" support, through its use by the South Canterbury Neighbourhood Support group during the day, and the Timaru Community Watch in the evening.

TrustPower has recognised that positive community interaction and the provision of social benefits are fundamental to our business success and sustainability goals. Ultimately all the members of the communities the company operates in are potential customers.

TrustPower's strategy and goals in the area of what can broadly be called social performance can be summed up in the phrase "Think National, Act Local". From its earlier base as electricity supplier to the Western Bay of Plenty region with 98,000 customers the company has now become truly nationwide serving 280,000 customers from Northland to Invercargill. The above phrase recognises this national status, but also encompasses our strategy of direct involvement in the communities where we have significant presence.

There is a strong focus on building and maintaining relationships and providing support and recognition. As a result of this approach, TrustPower's sponsorship and community activities are carried out on a regional rather than national basis, involving initiatives that can be largely replicated in many regions throughout New Zealand.

The major initiatives undertaken during the year were:

Positive community interaction and the provision of social benefits are fundamental to our business success and sustainability goals.

COMMUNITY AWARDS:

TrustPower now sponsors Community Awards, in partnership with local councils, in 19 regions and in February 2001 held the inaugural National Community Awards.

TrustPower Community Awards are built on a concept we started in Tauranga almost ten years ago. New Zealand communities are under increasing stress and pressure. A great deal of the work done to alleviate this pressure and also to make our communities better places to live and work in is by an enormous number of groups of volunteers involved in a wide range of activities from rape support to youth development to cultural activities.

In most instances those involved are not recognised for the contribution they are making to hold society together as well as just helping to make life a lot more fun. These annual Awards provide community recognition and financial assistance to organisations selected by a local judging panel. The National Award provides a further recognition to organisations selected from those receiving regional Awards. We plan over the years to build this recognition to the point it becomes a major celebration of achievement for all the unsung heroes of our communities.

"CUSTOMER CHOICE" BUSINESS AWARD

Because of its strong focus on customer service, TrustPower has also joined forces with Chambers of Commerce and Enterprise Agencies in eight regions to sponsor a "Customer Choice" category in local business awards, providing customers with an opportunity to vote for businesses that have excelled in service delivery in their regions.

COMMUNITY FUND

TrustPower has during the year created a "Community Fund" where the company pays an amount into a fund for selected regions for each new customer to sign up. The customers then nominate ways in which the fund is actually spent in their community.

The programme has run in 10 regions with a large number of schools, pre-schools, and groups involved in health, welfare, sport, recreation, art, culture, heritage and environment, and a wide range of local community projects have already enjoyed support from TrustPower's Community Funds.

SPONSORSHIPS & OTHER

Rather than enter into national sponsorships in the area of art and culture, TrustPower has instead chosen to support local initiatives. This provides an opportunity to build long term relationships with customers and communities, and at the same time give much needed support and encouragement to a wide range of local organisations and people in communities. During the past year these involvements have included the Alexandra Blossom Festival, the Rotorua Lakeside Concert, the Tauranga and Taupo Arts Festivals, the Cambridge National Art Awards, the Hokitika Wild Foods Festival, Vocational Awards in Dargaville, a Top School Competition in Timaru and Young Achiever Awards in Ashburton and Rotorua.

TrustPower has donated vehicles to Whangarei and Nelson Community Constables, Timaru Community Watch groups, Life Education Trust Taupo, Waipuna Hospice Tauranga, Coastguard Taupo and Borland Lodge Youth Camp Monowai.

As well as all of the above TrustPower has major involvement with the communities it operates in through its staff. The company has the following number of permanent employees:

Locations	Number
Auckland	6
Eastern Bay of Plenty	4
Canterbury	16
Marlborough/Nelson	6
Mt Maunganui/Tauranga	221
Otago	10
Rotorua/Taupo	10
Taranaki/Wanganui	7
Thames	2
Waipa	4
Wairoa	1
Whangarei	6
Wellington	3
West Coast	7
TOTAL	**303**

AWARDS



National Community Awards Winners

Representatives from 16 regions, Attorney General Hon Margaret Wilson, TrustPower Chief Executive Jeff Williams and Peter Wyatt, the Chief Executive of the Compass Community Trust had a difficult but rewarding task judging TrustPower's inaugural National Community Awards, held in Tauranga in February.

Entries ranged from organisations that had developed community amenities, to groups that had contributed to their communities through activities such as conservation, health, education, art and culture and sport and recreation.

After hearing presentations about organisations that had emerged as overall winners in their respective Regional Community Awards, the judges awarded top honours to CACTUS - a Hokitika-based organisation involved in the development of youth in that district. The runner up was a group, based at a Milton High School, which had produced a community newspaper with the support of the people and businesses of their district.

We are a major regional employer paying nearly $14.8m of wages, salaries and benefits per year. The majority of our team work in our Mount Maunganui Head Office, making TrustPower one of the largest employers and commercial enterprises in the wider Tauranga area. The rest of our team are spread throughout our regions involved mostly in meter reading, generation operation as well as sales and account management. Many of these regional staff work in isolated areas where their presence is a significant influence on these communities.

...provides an opportunity to build long term relationships with customers and communities, and at the same time give much needed support and encouragement to a wide range of local organisations...


National community Awards
TrustPower
WESTLAND - Combined Adolescent Challenge Training Unit and Support

Corporate Governance Statement

ROLE OF THE BOARD OF DIRECTORS

The Board is responsible for the proper direction and control of the group's activities.

The Board establishes the group's objectives, the overall policy framework within which the business of the group is conducted and monitors management's performance with respect to these matters. Furthermore the Board's responsibilities include such areas of stewardship as the identification and control of the group's business risks, the integrity of management information systems and reporting to shareholders.

In practice the Board achieves its role through defined delegation to the Chief Executive who is charged with the day-to-day leadership and management of the company.

The Board has 11 scheduled one day meetings, an extended strategic planning meeting once a year, at least three audit committee meetings and several unscheduled meetings to consider and/or review substantial projects and any other special circumstances that may arise from time to time.

INTERNAL CONTROL

The group has adopted a system of internal control. The system is based upon written procedures, policies and guidelines, organisational structures that provide an appropriate division of responsibility, a programme of internal audit, and the careful selection and training of qualified personnel.

While the Board acknowledges that it is responsible for the overall control framework of the group, it recognises that no cost effective internal control system will preclude all errors and irregularities.

RISK IDENTIFICATION AND MANAGEMENT

The group has in place defined policies and procedures to identify areas of significant business risk and has implemented procedures to effectively manage those risks. The policies and procedures are regularly reviewed by the Board and where appropriate the Board obtains advice from external advisors. Monthly reporting to the Board ensures that corrective action is taken promptly to mitigate any risk which may arise.

TREASURY POLICY

Exposure to foreign exchange and interest rate risks is managed in accordance with the group's Treasury Policy that sets limits of management authority. Derivative instruments are used by the group to manage its business risks; they are not used for speculative purposes.

ENVIRONMENTAL POLICY

TrustPower will operate so as to comply with all of our legal and statutory environmental obligations.

In operating, maintaining and enhancing our generation assets we will:

1. avoid or minimise all adverse environmental effects which our operations may cause;
2. liaise and work with the community and all potentially affected 'stakeholders' in the identification, mitigation and/or monitoring of any potential environmental effects;
3. use and operate the natural and physical resources under our control in an efficient and environmentally appropriate manner;
4. recycle and re-use materials wherever practical and economically feasible; and
5. ensure that all generation staff and contractors acting on our behalf are aware of:
   (i) the surrounding environment and the potential environmental effects which our operations could induce, and
   (ii) the contingencies and procedures to be followed in the event of an adverse environmental effect being induced.

COMPANY INFORMATION POLICY

The following policy was adopted by the Board regarding the disclosure of company information:

That no director of the group may disclose information which that director has received in his or her capacity as a director or employee of the group, being information that would not otherwise be available to the director, to

(a) a person whose interests that director represents; or

(b) a person in accordance with whose directions or instructions the director may be required, or is accustomed to act in relation to the director's powers and duties,

without the prior consent of a committee of the Board established to authorise the disclosure. The committee referred to above has not been required to meet to date.

AUDIT COMMITTEE

The Board has constituted a standing Audit Committee consisting of three Board members. The committee meets at least three times a year.

The role of the Audit Committee is formally recorded in a charter document approved by the Board of Directors. The primary objective of the committee, as set out in the charter, is to assist the Board in fulfilling its responsibilities relating to accounting and reporting practices of the group. In addition, the committee:

- oversees and appraises the quality of the audits conducted by the company's internal and external auditors;
- maintains open lines of communication among the Board and the internal and external auditors, to exchange views and information, as well as confirm their respective authority and responsibilities;
- reviews the financial information presented by management to shareholders, regulators and the general public;
- determines the adequacy of the company's administrative, operating and accounting controls;
- monitors compliance with statutory and regulatory matters relating to financial and corporate reporting; and
- oversees risk management in the business.

THE ROLE OF SHAREHOLDERS

The Board aims to ensure that shareholders are informed of all major developments affecting the group's state of affairs. Information is communicated to shareholders in the annual report, interim report and various announcements to the New Zealand Stock Exchange. The Board encourages full participation of shareholders at the annual meeting to ensure a high level of accountability and identification with the group's strategies and goals.

financial statements

THE DIRECTORS' RESPONSIBILITY STATEMENT

The directors are responsible for ensuring that the financial statements give a true and fair view of the financial position of the holding company and the group as at 31 March 2001 and their financial performance and cashflows for the year ended on that date.

The directors consider that the financial statements of the company and the group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the company and the group and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The directors consider they have taken adequate steps to safeguard the assets of the company and the group to prevent and detect fraud and other irregularities.

The directors have pleasure in presenting the financial statements of TrustPower Limited for the year ended 31 March 2001.

H.M. Titter
Chairman

C.J. Lindell
Director

31 May 2001

HN604040 Company Registration Number

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
23-29 Albert Street
Private Bag 92162
Auckland, New Zealand
DX CP24073
Telephone +64 9 355 8000
Facsimile +64 9 355 8001

AUDITORS' REPORT TO THE SHAREHOLDERS OF TRUSTPOWER LIMITED

We have audited the financial statements on pages 21 to 33. The financial statements provide information about the past financial performance and cashflows of the company and group for the year ended 31 March 2001 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 24 and 25.

Directors' responsibilities

The company's directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the company and group as at 31 March 2001 and their financial performance and cashflows for the year ended on that date.

Auditors' responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the directors and reporting our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

(a) the significant estimates and judgements made by the directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the company and group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the company or any of its subsidiaries other than in our capacity as auditors, tax advisors and providers of financial advisory services.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the company as far as appears from our examination of those records; and

(b) the financial statements on pages 21 to 33:

   (i) comply with generally accepted accounting practice in New Zealand; and

   (ii) give a true and fair view of the financial position of the company and group as at 31 March 2001 and their financial performance and cashflows for the year ended on that date.

Our audit was completed on 31 May 2001 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants

Auckland

Statements of Financial Performance

FOR THE YEAR ENDED 31 MARCH 2001

	Note	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
TOTAL REVENUE	2	507,711	428,716	507,711	428,716
Earnings before interest, tax, depreciation and amortisation		66,866	69,445	55,902	60,315
Amortisation of intangible assets		(2,941)	(3,558)	(2,941)	(3,558)
Depreciation		(16,853)	(15,906)	(5,945)	(7,177)
Interest paid		(13,373)	(12,628)	(14,357)	(12,795)
Operating surplus before tax and extraordinary item	3	33,699	37,353	32,659	36,785
Income tax expense	4	(10,214)	(10,517)	(9,645)	(10,672)
Operating surplus before extraordinary item		23,485	26,836	23,014	26,113
Extraordinary item after tax	5	-	2,697	-	2,697
OPERATING SURPLUS ATTRIBUTABLE TO THE SHAREHOLDERS		23,485	29,533	23,014	28,810

Statements of Movements in Equity

FOR THE YEAR ENDED 31 MARCH 2001

	Note	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
EQUITY AT BEGINNING OF YEAR		560,505	510,000	557,391	507,609
Surplus and revaluations					
Operating surplus attributable to the shareholders		23,485	29,533	23,014	28,810
Revaluation of generation assets	8	34,477	-	34,884	-
TOTAL RECOGNISED REVENUES AND EXPENSES		57,962	29,533	57,898	28,810
Other movements					
Issue of shares	7	-	36,145	-	36,145
Redemption of redeemable preference shares	7	-	(3)	-	(3)
Amalgamation adjustment	12	-	-	3,343	-
Distribution to owners	6	(31,241)	(15,170)	(31,241)	(15,170)
EQUITY AT END OF YEAR		587,226	560,505	587,391	557,391

Statements of Financial Position

AS AT 31 MARCH 2001

		GROUP		HOLDING COMPANY	
	Note	*2001* *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
Shareholders equity					
Share capital	7	183,104	183,104	183,104	183,104
Revaluation reserve	8	50,815	16,359	51,222	17,771
Retained earnings	9	353,307	361,042	353,065	356,516
TOTAL SHAREHOLDERS EQUITY		587,226	560,505	587,391	557,391
Convertible notes	10	35,491	35,491	35,491	35,491
TOTAL CORPORATE OWNERSHIP		622,717	595,996	622,882	592,882
Represented by:					
Current assets					
Cash and short term deposits	23	5,596	12	5,583	5
Accounts receivable and prepayments	11	63,265	45,061	63,265	45,054
Provision for taxation	4	6,220	5,632	3,988	(941)
TOTAL CURRENT ASSETS		75,081	50,705	72,836	44,118
Non current assets					
Investments	12	2,061	281	47,645	546,880
Fixed assets	13	737,400	709,029	691,709	151,110
Intangible customer base assets		51,714	53,371	51,714	53,371
TOTAL NON CURRENT ASSETS		791,175	762,681	791,068	751,361
TOTAL ASSETS		866,256	813,386	863,904	795,479
Current liabilities					
Bank overdraft	23	2,998	236	2,998	236
Accounts payable and accruals	14	77,556	54,486	77,554	51,669
TOTAL CURRENT LIABILITIES		80,554	54,722	80,552	51,905
Non current liabilities					
Unsecured loans	15	142,600	145,850	142,600	145,850
Provision for unrealised losses on derivatives	16	2,471	7,301	2,471	3,994
Deferred tax liability	4	17,914	9,517	15,399	848
TOTAL NON CURRENT LIABILITIES		162,985	162,668	160,470	150,692
TOTAL LIABILITIES		243,539	217,390	241,022	202,597
NET ASSETS		622,717	595,996	622,882	592,882

Statements of Cashflows

FOR THE YEAR ENDED 31 MARCH 2001

	Note	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
Cashflows from operating activities					
Cash was provided from:					
Receipts from customers		488,965	426,601	488,958	426,601
Interest received		542	531	542	531
Taxation received	4	6,762	3,002	6,762	3,574
		496,269	430,134	496,262	430,706
Cash was applied to:					
Payments to suppliers and employees		421,760	351,231	419,065	351,231
Interest paid		15,495	15,515	15,495	12,208
Taxation paid	4	9,167	-	9,167	-
		446,422	366,746	443,727	363,439
NET CASHFLOW FROM OPERATING ACTIVITIES	22	49,847	63,388	52,535	67,267
Cashflows from investing activities					
Cash was provided from:					
Cash acquired with subsidiary	12	-	362	-	-
Sale of fixed assets		795	5,669	373	4,007
Sale of shares in companies		-	24	-	-
		795	6,055	373	4,007
Cash was applied to:					
Acquisition of subsidiaries	12	-	50,135	-	50,135
Acquisition of associate		281	256	281	256
Acquisition of shares in other companies		237	-	237	-
Advances to subsidiaries		-	-	5,933	7,922
Advance to associate		1,262	-	1,262	-
Purchase of energy retailing businesses		-	3,879	-	3,879
Purchase of fixed assets		11,549	16,825	7,888	10,741
		13,329	71,095	15,601	72,933
NET CASHFLOW FROM INVESTING ACTIVITIES		(12,534)	(65,040)	(15,228)	(68,926)
Cashflows from financing activities					
Cash was provided from:					
Loan proceeds		-	39,000	-	39,000
		-	39,000	-	39,000
Cash was applied to:					
Loan repayments		3,250	12,750	3,250	12,750
Dividends paid	6	31,241	24,786	31,241	24,786
Redemption of redeemable preference shares	7	-	3	-	3
		34,491	37,539	34,491	37,539
NET CASHFLOW FROM FINANCING ACTIVITIES		(34,491)	1,461	(34,491)	1,461
NET INCREASE/(DECREASE) IN CASH HELD		2,822	(191)	2,816	(198)
CASH AT BEGINNING OF YEAR		(224)	(33)	(231)	(33)
CASH AT END OF YEAR	23	2,598	(224)	2,585	(231)

NOTE 1: STATEMENT OF ACCOUNTING POLICIES

The financial statements presented here are for the reporting entity TrustPower Limited and the consolidated financial statements of the group comprising TrustPower Limited and its subsidiaries.

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993.

The financial statements have been prepared on the basis of historical cost with the exception of certain items for which specific accounting policies are identified.

(a) Principles of Consolidation

The group financial statements consolidate the financial statements of subsidiaries, using the purchase method, and include the results of associates using the equity method. All intercompany transactions, balances and unrealised profits and losses on transactions between group members have been eliminated.

(b) Intangible Customer Base Assets

Costs incurred in obtaining customer bases from other electricity supply companies are shown as an intangible asset. The customer bases are amortised on a straight line basis over the period of expected benefit. This period has been assessed as 20 years. The carrying value of the customer bases is reviewed annually by the directors and adjusted where it is considered necessary.

(c) Goods and Services Tax (GST)

The statements of financial performance and statements of cashflows have been prepared so that all components are stated exclusive of GST. All items in the statements of financial position are stated net of GST, with the exception of billed receivables and payables which include GST invoiced.

(d) Fixed Assets

All fixed assets are initially recorded at cost less accumulated depreciation where applicable. Generation assets were revalued to their market value as at 31 March 2001 as assessed by independent qualified valuers. Assets in this class will be revalued on a systematic basis every three years.

(e) Depreciation

Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to allocate the asset's cost over their estimated useful lives. Depreciation is charged on a straight line basis as follows:

Dams and headworks	1%	Freehold buildings	2%
Generation plant	2%	Metering equipment	5%
Plant and equipment	10-33%	Windfarm plant	5%

Gains and losses on disposal of fixed assets are taken into account in determining the operating surplus for the year.

(f) Investments

All investments are initially recorded at cost.

(g) Revenue Recognition

Revenues from electricity sales include an accrual for units sold but not billed at balance date.

(h) Income Tax

The income tax expense charged to the statements of financial performance includes both the current year's provision and the income tax effects of timing differences calculated using the liability method. Tax effect accounting has been applied on a comprehensive basis to all timing differences with the exception of certain potential timing differences on revalued fixed assets.

(i) Receivables

Receivables are stated at their estimated realisable value after adequate provision for doubtful debts. Bad debts are written off in the year in which they are identified.

(j) Foreign Currencies

There were no material foreign currency transactions during the year or outstanding foreign currency balances at balance date.

(k) Financial Instruments

Interest Rate Risk

The company has various financial instruments to reduce exposure to fluctuations in interest rates. Any resulting differential to be paid or received is accrued as interest rates change and is recognised as a component of operating revenue or expense. Where the underlying transaction for which the financial instrument is taken out no longer exists, then the derivative contracts are marked to market and any gain or loss arising is reflected in the statements of financial performance.

Electricity Price Risk

The company has entered into a number of electricity hedge contracts to reduce the risk from price fluctuations on the electricity spot market. These hedge contracts establish the price at which future specified quantities of electricity are purchased. Any resulting differential to be paid or received is recognised as a component of operating expenses upon maturity of the contract. Where the underlying transaction for which the financial instrument is taken out no longer exists, then the derivative contracts are marked to market and any gain or loss arising is reflected in the statements of financial performance.

Credit Risk

The company minimises its credit risk by limiting transactions to counterparties with high credit ratings and limiting the amount of funds placed with any party at one time.

Collateral

The company does not require collateral or other security to support financial instruments with credit risk. While the company may be subject to credit losses up to the notional principal or contract amounts in the event of non performance by its counterparties, it does not expect such losses to occur.

(l) Generation Development Expenditure

Exploration, evaluation and development costs that relate to specific generation prospects are recognised as assets to the extent that such costs are expected to be recouped through successful development and generation of electricity. Costs will ultimately be amortised over the estimated economic life of a project. The directors review the status of capitalised development expenditure on an annual basis and in the event that a project is abandoned, or if the directors consider the expenditure to be of no value accumulated costs are written off in the year in which that assessment is made.

(m) Employee Entitlements

Employee entitlements to salaries and wages, non monetary benefits, annual leave and other benefits are recognised when they accrue to employees. This includes the estimated liability for salaries and wages and annual leave as a result of services rendered by employees up to balance date.

(n) Changes in Accounting Policies

There have been no changes to the accounting policies applied.

NOTE 2: TOTAL REVENUE

	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
Electricity sales	501,615	423,913	501,615	423,913
Interest received	542	545	542	545
Other revenue	5,554	4,258	5,554	4,258
	507,711	428,716	507,711	428,716

NOTE 3: OPERATING SURPLUS BEFORE TAX AND EXTRAORDINARY ITEM

	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
The operating surplus before tax and extraordinary item is stated after charging/(crediting):				
Amortisation of intangible assets	2,941	3,558	2,941	3,558
Audit fees and expenses	85	84	85	84
Fees paid for other services provided by the auditors	455	562	455	562
Bad debts written off	830	432	830	432
Change in provision for doubtful debts	400	(156)	400	(156)
Customer acquisition campaign costs and discounts	6,491	912	6,491	912
Depreciation	16,853	15,906	5,945	7,177
Directors fees	379	209	379	209
Directors retirement provision	-	437	-	437
Donations	343	273	343	273
Interest paid on convertible notes	3,288	3,573	3,288	3,573
Interest paid on unsecured loans	10,085	9,055	11,069	9,222
Loss/(profit) on sale of fixed assets	7	30	(16)	123
Profit on sale of shares in other companies	-	(21)	-	-
Rental and operating lease costs	110	393	11,019	9,417

NOTE 4: INCOME TAX

	GROUP 2001 $000	GROUP 2000 $000	HOLDING COMPANY 2001 $000	HOLDING COMPANY 2000 $000
(i) Income tax expense				
Operating surplus before tax and extraordinary item	33,699	37,353	32,659	36,785
Tax on operating surplus @ 33%	11,121	12,326	10,777	12,139
Tax effect of permanent differences	(534)	(1,483)	(534)	(1,357)
Adjustments from previous year	(373)	(326)	(598)	(110)
Total income tax expense	10,214	10,517	9,645	10,672
Represented by:				
Current tax	1,817	2,917	8,793	9,848
Deferred tax	8,397	7,600	852	824
	10,214	10,517	9,645	10,672

NOTE 4: INCOME TAX (CONTINUED)

	GROUP		HOLDING COMPANY	
	2001 *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
(ii) Provision for taxation				
Balance at beginning of year	(5,632)	(8,813)	941	(9,492)
Balance from subsidiary acquired	-	(41)	-	-
Net transfer from subsidiaries	-	-	(6,572)	(292)
Amalgamation adjustment	-	-	(4,745)	-
Current tax	1,817	2,917	8,793	9,848
Current tax on extraordinary item (refer note 6)	-	(2,697)	-	(2,697)
Foreign investor tax credits paid	(1,490)	(2,212)	(1,490)	(2,212)
Net tax (paid)/received	(915)	5,214	(915)	5,786
Balance at end of year	(6,220)	(5,632)	(3,988)	941
(iii) Deferred tax liability				
Balance at beginning of year	9,517	2,342	848	17
Balance from subsidiary acquired	-	(425)	-	7
Amalgamation adjustment	-	-	13,699	-
Current year timing differences	8,397	7,600	852	824
Balance at end of year	17,914	9,517	15,399	848
The tax effect of timing differences relating to revalued fixed assets has not been recognised in the financial statements as it is not expected to reverse in the foreseeable future. The unprovided liability that would crystallise only in the event where all revalued fixed assets were disposed of for consideration equivalent to or exceeding their revalued amounts is:	8,054	14,718	8,102	5,292
(iv) Imputation credit memorandum account				
Balance at beginning of year	-	20,632	-	20,277
Net tax paid/(received)	915	(5,220)	915	(5,792)
Dividends allocated	(5,587)	(9,996)	(5,587)	(9,996)
Credits lost due to loss of shareholder continuity	-	(5,422)	-	(4,495)
Notional tax received regarding shareholder continuity changes	4,875	-	4,875	-
Other credits	375	6	375	6
Balance at end of year	578	-	578	-

NOTE 5: EXTRAORDINARY ITEM AFTER TAX

The extraordinary item relates to an income tax adjustment on a prior period extraordinary item.

NOTE 6: DISTRIBUTIONS TO OWNERS

	GROUP		HOLDING COMPANY	
	2001 *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
Dividends on ordinary shares:				
Final dividend prior year	14,366	-	14,366	-
Interim dividend paid	16,875	15,170	16,875	15,170
	31,241	15,170	31,241	15,170

NOTE 7: SHARE CAPITAL

	GROUP		HOLDING COMPANY	
	2001 *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
Ordinary shares				
Balance at beginning of year 183,300,779 issued shares	183,104	146,959	183,104	146,959
(a) Convertible note conversion	-	36,145	-	36,145
Balance at end of year 183,300,779 issued shares	183,104	183,104	183,104	183,104
Redeemable preference shares				
Balance at beginning of year nil issued shares	-	3	-	3
(b) Redemption	-	(3)	-	(3)
Balance at end of year nil issued shares	-	-	-	-
Total issued and paid up capital	183,104	183,104	183,104	183,104

(a) Pursuant to an election by a note holder, as provided by the terms and conditions of the notes, 32,589,000 convertible notes with a face value ot $1.10 and one for one conversion rights were converted and accordingly 32,589,000 ordinary shares were issued during the 2000 year. The remaining 269,612 notes were converted to 269,612 ordinary shares, as provided by the terms and conditions of the notes, upon expiry of the notes at 31 March 2000.

(b) The convertible notes referred to in (a) above were attached to redeemable preference shares. These shares were redeemed by cash payments of $0.01 each in 2000.

NOTE 8: REVALUATION RESERVE

	GROUP		HOLDING COMPANY	
	2001 *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
Balance at beginning of year	16,359	6,476	17,771	7,860
Revaluation of generation assets	34,477	-	34,884	-
Amalgamation adjustment	-	-	(1,412)	-
Transfer to retained earnings	(21)	9,883	(21)	9,911
Balance at end of year	50,815	16,359	51,222	17,771

NOTE 9: RETAINED EARNINGS

	GROUP		HOLDING COMPANY	
	2001 *$000*	*2000* *$000*	*2001* *$000*	*2000* *$000*
Balance at beginning of year	361,042	356,562	356,516	352,787
Operating surplus attributable to the shareholders	23,485	29,533	23,014	28,810
Transfer from revaluation reserve	21	(9,883)	21	(9,911)
Amalgamation adjustment	-	-	4,755	-
Dividends	(31,241)	(15,170)	(31,241)	(15,170)
Balance at end of year	353,307	361,042	353,065	356,516

NOTE 10: CONVERTIBLE NOTES

There are 14,975,000 $2.00 (face value) convertible notes which mature on 31 October 2007 (interest is payable quarterly in arrears) and can be converted to ordinary shares on a one for one basis at the election of the note holder prior to this date. Interest payable on the notes has been fixed at 11% p.a. until 31 October 2002. For every 1,000 notes issued there is attached one voting debenture with a face value of $0.01 per debenture. The voting debenture carries voting rights equal to the conversion rights on the attached 1,000 convertible notes. The voting debentures have no rights to income or capital.

NOTE 11: ACCOUNTS RECEIVABLE AND PREPAYMENTS

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Trade debtors and unbilled sales	59,738	40,825	59,738	40,825
Provision for doubtful debts	(1,000)	(600)	(1,000)	(600)
Other receivables	4,527	4,836	4,527	4,829
	63,265	45,061	63,265	45,054

NOTE 12: INVESTMENTS

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Investments in subsidiaries	-	-	50,135	167,581
Investments in associates	537	256	537	256
Investments in other companies	262	25	262	-
	799	281	50,934	167,837
Advances (from)/to subsidiaries	-	-	(4,551)	379,043
Advances to associates	1,262	-	1,262	-
	2,061	281	47,645	546,880

Details of significant subsidiary and associate companies at 31 March 2001:	**Balance date**	**% Owned**
Tararua Wind Power Limited	31 March	100%
POS Power Limited	30 June	50%

POS Power Limited is an associate company established during the year to further the company's initiatives with the use of EFTPOS technology in the metering and billing area. Results for the associate have not been equity accounted as the impact is not material on the financial statements. 50% of the advance to associate is guaranteed by the other equity shareholder of the associate in the event that this money should not be recoverable.

(i) Acquisition of subsidiaries

On 24 December 1999 TrustPower Limited purchased Tararua Wind Power Limited, which owns an electricity generation scheme for a cash consideration of $50,135,000. The operating results of Tararua Wind Power Limited have been included in the statement of financial performance effective from the purchase date. The assets and liabilities of the acquisition at purchase date were as follows:

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Consideration:				
Cash	-	50,135	-	50,135
	-	50,135	-	50,135
Assets and liabilities acquired:				
Cash and short term deposits	-	362	-	-
Accounts receivable and prepayments	-	2,009	-	-
Fixed assets	-	48,921	-	-
Deferred tax asset	-	421	-	-
Investments in subsidiaries	-	-	-	50,714
Advances from subsidiaries	-	(579)	-	(579)
Accounts payable and accruals	-	(999)	-	-
Fair value of net assets acquired	-	50,135	-	50,135

NOTE 12: INVESTMENTS (CONTINUED)

(ii) Amalgamation of subsidiaries

On 31 March 2001 the wholly owned subsidiaries Coleridge Power Limited, Highbank Energy Limited, Kaimai Hydropower Limited, Matahina Generation Limited, Taranaki Generation Limited, Tauranga Electricity Limited, TrustPower Treasury Limited, Waipori Generation Limited and Westcoast Power Limited were amalgamated into the holding company using the short form method. Under the amalgamation the holding company acquired all of the assets and assumed responsibility for the liabilities. The assets and liabilities have been brought into the holding company's financial statements at their carrying values. The comparatives for the holding company have not been adjusted for the amalgamation. The effect of the amalgamation is as follows:

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Assets and liabilities amalgamated:				
Investments in other companies	-	-	25	-
Fixed assets	-	-	504,129	-
Provision for taxation	-	-	4,745	-
Advances from subsidiaries	-	-	(371,062)	-
Accounts payable and accruals	-	-	(3,349)	-
Deferred tax liability	-	-	(13,699)	-
	-	-	120,789	-
Carrying value of investments in subsidiaries	-	-	117,446	-
Post acquisition results included in statement of movements in equity	-	-	3,343	-

NOTE 13: FIXED ASSETS

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Freehold land (at cost)	1,363	1,498	1,363	1,498
Freehold buildings (at cost)	6,114	5,681	6,114	5,681
Accumulated depreciation	(741)	(588)	(741)	(588)
	5,373	5,093	5,373	5,093
Generation assets (at cost)	-	538,102	-	51,308
Generation assets (at valuation)	690,508	143,573	644,817	58,744
Accumulated depreciation	-	(16,241)	-	(2,537)
	690,508	665,434	644,817	107,515
Metering equipment (at cost)	40,588	38,180	40,588	38,180
Accumulated depreciation	(7,402)	(5,467)	(7,402)	(5,467)
	33,186	32,713	33,186	32,713
Plant and equipment (at cost)	13,206	8,935	13,206	8,935
Accumulated depreciation	(6,236)	(4,644)	(6,236)	(4,644)
	6,970	4,291	6,970	4,291
	737,400	709,029	691,709	151,110

Generation assets includes freehold land and buildings which are not separately identifiable from other generation assets. Generation assets were revalued as at 31 March 2001 to their estimated market value as determined by ANZ Investment Bank. The valuation resulted in an increase in generation asset values and the revaluation reserve of $34,477,000 at balance date.

Metering equipment acquired prior to 31 March 1997 is carried at "deemed cost", being their valuation at 31 March 1997. This value does not exceed the depreciated historical cost of these assets. Metering equipment acquired subsequent to 31 March 1997 is carried at cost.

NOTE 14: ACCOUNTS PAYABLE AND ACCRUALS

	GROUP		HOLDING COMPANY	
	2001 $000	2000 $000	2001 $000	2000 $000
Accounts payable and accruals	70,239	44,977	70,237	44,210
Current provision for unrealised losses on derivatives (note 16)	5,029	7,735	5,029	5,685
Employee entitlements	2,288	1,774	2,288	1,774
	77,556	54,486	77,554	51,669

NOTE 15: UNSECURED LOANS

	GROUP		HOLDING COMPANY	
	2001 $000	2000 $000	2001 $000	2000 $000
Repayment terms:				
One to two years	42,600	15,350	42,600	15,350
Two to five years	100,000	130,500	100,000	130,500
	142,600	145,850	142,600	145,850
WEIGHTED AVERAGE INTEREST	6.8%	6.5%	6.8%	6.5%

The company has the following revolving loan facilities with interest repriced on a rolling 90 day basis:
(i) $75,000,000 expiring in 13 months.
(ii) $75,000,000 expiring in 2 years.
(iii) $100,000,000 expiring in 3 years.

NOTE 16: PROVISION FOR UNREALISED LOSSES ON DERIVATIVES

	GROUP		HOLDING COMPANY	
	2001 $000	2000 $000	2001 $000	2000 $000
Total provision for unrealised losses on derivatives	7,500	15,036	7,500	9,679
Less provision shown as current liability	(5,029)	(7,735)	(5,029)	(5,685)
	2,471	7,301	2,471	3,994
Relating to:				
One to two years	1,713	4,891	1,713	3,304
Two to five years	758	2,410	758	690
	2,471	7,301	2,471	3,994

NOTE 17: FINANCIAL INSTRUMENTS

In the normal course of business, the company incurs credit risk from trade receivables, transactions with financial institutions and electricity purchase price contracts. The company has a credit policy to manage the risk from trade receivables and has a provision for trade receivables that are unlikely to be collected. The company also requires a bond from customers who do not meet certain credit criteria. As at 31 March 2001, the company had a concentration of credit risk to a group of companies which represented 12% (2000: 15%) of trade debtors and unbilled sales. Management monitors this exposure on a monthly basis within established guidelines. The company does not require any collateral or security to support financial instruments as it only deposits with banks or other financial institutions with high credit ratings. The company further minimises its credit exposure by limiting the amount of funds placed with any one financial institution at any one time. The directors estimate that the carrying amounts of all financial instruments is equal to their fair value except as disclosed below.

Interest rate agreements

The group has entered into a number of interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate unsecured loans. The total underlying value of debt subject to the agreements at balance date amounted to $139,000,000 (2000: $132,000,000). The agreement expiry dates range from one to eight years with a weighted average interest rate of 7.6% (2000: 7.5%) The fair value of the agreements is a loss of $5,223,000 (2000: gain of $516,000), whilst the carrying value is a provision for unrealised losses of $3,349,000 (2000: $5,357,000) as per note 16.

Electricity purchase price contracts

The group has entered into a number of electricity contracts in order to reduce the risk from price fluctuations on the electricity spot market. The total contract value at balance date was $70,710,000 (2000: $114,660,000). The contract expiry dates range from one to three years with a weighted average price of 4.3 cents a kWh (2000: 4.3 cents a kWh). The fair value of the contracts can vary from day to day as the spot market for electricity varies. At 31 March 2001 the secondary market for electricity purchase price contracts was not sufficiently active in order to obtain a reliable measure of the fair value of TrustPower Limited's hedging contracts. The carrying value is a provision for unrealised losses of $4,151,000 (2000: $9,679,000) as per note 16.

NOTE 18: OPERATING LEASES AND CAPITAL COMMITMENTS

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Analysis of non cancellable operating lease commitments:				
Not later than one year	62	110	62	110
Between one and two years	54	17	54	17
Later than two years	56	36	56	36
	172	163	172	163
Capital expenditure contracted for at balance date but not provided for:	550	900	550	900
	550	900	550	900

NOTE 19: CONTINGENT LIABILITIES

Certain of the catchment areas in which the group operates its hydro generation schemes are the subject of a claim against the Crown to be heard by the Waitangi Tribunal. The likely effect of the outcome of these claims is not able to be quantified.

NOTE 20: RELATED PARTY TRANSACTIONS

No related party debts were forgiven or written off during the year. During the year to 31 March 2001 no material transactions took place with related parties except for transactions with Transalta New Zealand Limited, whose parent company, AGL NZ Limited is a significant shareholder of TrustPower Limited. Payments made to Transalta New Zealand Limited for electricity purchases for the year amounted to $10,472,000 (2000: $10,828,265).

NOTE 21: SEGMENTAL REPORTING

The group operates within the electricity generation and retail trading industry. All operations take place within New Zealand.

NOTE 22: RECONCILIATION OF NET CASHFLOW FROM OPERATING ACTIVITIES WITH OPERATING SURPLUS ATTRIBUTABLE TO THE SHAREHOLDERS

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
OPERATING SURPLUS ATTRIBUTABLE TO THE SHAREHOLDERS	23,485	29,533	23,014	28,810
Non cash items:				
Amortisation of intangible assets	2,941	3,558	2,941	3,558
Depreciation	16,853	15,906	5,945	7,177
Intercompany charges	-	-	10,909	9,024
Loss/(profit) on sale of fixed assets	7	30	(16)	123
Profit on sale of shares in other companies	-	(21)	-	-
Decrease in provision for unrealised losses on derivatives	(8,820)	(10,657)	(5,828)	(6,276)
Increase in deferred tax liability	8,397	7,600	852	831
	42,863	45,949	37,817	43,247
(Increase)/decrease in working capital:				
Accounts receivable and prepayments	(18,204)	(2,657)	(18,211)	(2,650)
Provision for taxation	(588)	3,222	6,388	10,433
Accounts payable and accruals	25,776	16,874	26,541	16,237
NET CASHFLOW FROM OPERATING ACTIVITIES	49,847	63,388	52,535	67,267

NOTE 23: CASH AT END OF YEAR

	GROUP		HOLDING COMPANY	
	2001 $000	*2000 $000*	*2001 $000*	*2000 $000*
Cash and short term deposits	5,596	12	5,583	5
Bank overdraft	(2,998)	(236)	(2,998)	(236)
	2,598	(224)	2,585	(231)

NOTE 24: EARNINGS PER SHARE

	GROUP		HOLDING COMPANY	
	2001	*2000*	*2001*	*2000*
Earnings per share (cents per share)	12.8	15.0	12.6	14.6
Diluted earnings per share (cents per share)	13.0	14.7	12.7	14.4

Earnings per share is calculated by dividing the operating surplus before extraordinary item by the weighted average number of ordinary shares on issue during the year. Diluted earnings per share is calculated by dividing the operating surplus before extraordinary item, after adjusting for the after tax effect of interest paid on convertible notes, by the equivalent weighted average number of ordinary shares on issue as if all the convertible notes were converted.

INTERESTS REGISTER

The group is required to maintain an Interests Register in which particulars of certain transactions and matters involving the directors must be recorded. The following matters were recorded in the Interests Register:

DIRECTORS' INTERESTS IN CONTRACTS

The directors have declared interests in the following identified entities.

Director	*Interest*	*Entity*
Avon Leavett Carpenter	Chairman	Cochrane Transport Limited
(Resigned 31 December 2000)	Director	Villa Maria Estates Limited
	Chairman	La Grouw Corporation Limited
	Director	Lockwood Buildings Limited
	Director	Aotearoa Park Development Limited
	Director	Pacific Pine Forests Limited
Harold Mervyn Titter	Director	Port of Tauranga Limited
	Director	Willis Corroon Limited
	Director	Nufarm Limited (Retired 31 December 2000)
	Director	Uniservices Limited
	Director	Northport Limited
Christopher James Lindell	Director	Alliant International NZ Limited
	Director	Utility Investments Limited
	Director/Shareholder	Infratil Limited
	Chairman	Alliant Energy Australia Limited
	Director	Alliant Energy Southern Hydro Pty Limited
	Director	Alliant Energy Hydro Pty Limited
Bruce James Harker	Director	POS Power Limited
Janette Frances Beange	Trustee	Tauranga Energy Consumer Trust

INFORMATION USED BY DIRECTORS

There were no notices from directors of the company requesting to disclose or use company information received in their capacity as directors which would not otherwise have been available to them.

DIRECTORS HOLDING OFFICE AND THEIR REMUNERATION

The directors holding office during the financial year are listed below. The total amount of the remuneration and other benefits received by each director during the year, and responsibility held, is listed next to their names.

Director	*Remuneration*	*Special Responsibilities*
Avon Leavett Carpenter (Resigned 31 December 2000)	$440,692	Chairman of Board Member of Audit Committee Non-executive Director
Harold Mervyn Titter	$44,985	Chairman of Board Member of Audit Committee Non-executive Director
Janette Frances Beange	$36,833	Non-executive Director Member of Audit Committee
Richard Spencer Clare	$39,667	Non-executive Director
Bruce James Harker	$42,667	Non-executive Director
Christopher James Lindell	$39,667	Non-executive Director Chairman of Audit Committee

Payment of a retirement allowance as provided by the constitution was made to Mr Avon Carpenter. This is included in the remuneration above.

INDEMNIFICATION & INSURANCE OF EXECUTIVES & DIRECTORS

During the year the company paid insurance premiums in respect of directors' and certain executive employees' liability insurance. The policies do not specify the premium for individuals.

The directors' and executive employees' liability insurance provides cover against costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or a related body corporate) incurred in their position as director or executive employee unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

The company has entered into deeds of indemnity in respect of each director, the chief executive and company secretary, whereby each such director and executive employee is indemnified against the types of liability and costs described above, as permitted by the company's constitution and the Companies Act 1993.

SUBSIDIARY COMPANY DIRECTORS

Mr Jeffrey Williams (chief executive) held office as director of the company's subsidiaries at the end of the financial year. No directors fees or other benefits were paid in relation to these directorships. The remuneration of employees acting as directors of subsidiaries is disclosed in the relevant bandings for remuneration set out below.

EMPLOYEE REMUNERATION

During the year the number of employees or former employees (including employees holding office as directors of subsidiaries) who received remuneration and other benefits in their capacity as employees of the company, the value of which was or exceeded $100,000 per annum was as follows:

Remuneration Ranges	*Number of Employees*
$110,000 - 119,999	3
$120,000 - 129,999	1
$130,000 - 139,999	1
$150,000 - 159,999	3
$170,000 - 179,999	1
$180,000 - 189,999	1
$230,000 - 239,999	1
$320,000 - 329,999	1

DIRECTORS' TRANSACTIONS IN SHARES OF THE HOLDING COMPANY

Director	*Class of Share*	*Shares Held at Balance Date 2001*	*Shares Held at Balance Date 2000*
Janette Frances Beange	Ordinary	44,939,419	44,939,419
Christopher James Lindell	Ordinary	34,954,346 (1)	31,921,784
	Ordinary	52,428,461 (2)	51,125,325
	Ordinary	112,987,688 (3)	97,416,100

The shares recorded for Ms Janette Beange are held as a non-beneficial interest in her capacity as a trustee of the Tauranga Energy Consumer Trust.

The shares recorded for Mr Christopher Lindell are held as a non-beneficial interest in his capacity as a director of (1) Alliant International New Zealand Limited, (2) Infratil Limited and (3) under the Stand Still & Equalisation Agreement between Alliant International New Zealand Limited, Infratil Limited and AGL New Zealand Limited.

The company was not advised of any share transactions by any director during the year.

SUBSTANTIAL SECURITY HOLDERS

The company's register of substantial security holders, prepared in accordance with section 26 of the Securities Amendment Act 1988 recorded the following information as at 31 May 2001.

Security Holder	*Class of Securities*	*Number*
Alliant International New Zealand Limited	Ordinary Shares	111,160,686
	Voting Debentures	14,975
	Convertible Notes	14,975,000
Infratil Limited	Ordinary Shares	113,942,634
	Voting Debentures	14,975
	Convertible Notes	14,975,000
Tauranga Energy Consumer Trust	Ordinary Shares	51,881,421
	Voting Debentures	14,975
	Convertible Notes	14,975,000
Utility Investments Limited	Ordinary Shares	20,627,353
The Australian Gas Light Company	Ordinary Shares	111,140,782
	Voting Debentures	14,975
	Convertible Notes	14,975,000
AGL NZ Limited	Ordinary Shares	113,865,608
	Voting Debentures	14,975
	Convertible Notes	14,975,000
Janette Francis Beange	Ordinary Shares	6,942,002

The above holdings refer to both beneficial and non-beneficial interests. In some cases the interests relate to the same parcels of securities. As at 31 May 2001 TrustPower Limited had 183,300,779 ordinary shares, 14,975 voting debentures and 14,975,000 convertible notes on issue.

SPREAD OF SECURITY HOLDERS (AS AT 31 MAY 2001)

Ordinary Shares	*Number of Holders*	*%*	*Number of Shares*	*%*
1 to 999	1,428	8.24%	585,495	0.32%
1,000 to 4,999	15,436	89.12%	19,008,892	10.37%
5,000 to 9,999	323	1.86%	1,934,075	1.06%
10,000 to 49,999	119	0.69%	1,839,153	1.00%
50,000 to 99,999	4	0.02%	281,775	0.15%
100,000 to 499,999	5	0.03%	1,007,660	0.55%
1,000,000 plus	6	0.03%	158,643,729	86.55%
	17,321	100.00%	183,300,779	100.00%

Voting Debentures	*Number of Holders*	*%*	*Number of Debentures*	*%*
10,000 to 14,999	1	100.00%	14,975	100.00%

Shareholder Information

LARGEST SECURITY HOLDERS (AS AT 31 MAY 2001)

		Ordinary Shares Number	Convertible Notes Number	% Ords	% Total Votes
1	Infratil Investments Limited *	50,485,929		27.54%	25.46%
2	Tauranga Energy Consumer Trust	44,939,419		24.52%	22.67%
3	Utility Investments Limited	20,627,253		11.25%	10.40%
4	AGL NZ Limited	20,076,873	14,975,000	10.95%	17.68%
5	Alliant International New Zealand Limited	14,327,093		7.82%	7.23%
6	AGL Capital Limited	5,528,008		3.02%	2.79%
7	Infratil 1998 Limited	1,942,532		1.06%	0.98%
8	Citibank Nominees (New Zealand) Limited*	502,529		0.27%	0.25%
9	Rotorua Energy Charitable Trust	259,612		0.14%	0.13%
10	Salvation Army Property New Zealand Trust Board	255,162		0.14%	0.13%
11	Kingsdale Holdings Limited	220,000		0.12%	0.11%
12	TEA Custodians Limited No 2 Account	160,169		0.09%	0.08%
13	ABN AMRO Craigs Limited	153,607		0.09%	0.08%
14	Gwendoline Holdings Limited	100,000		0.05%	0.05%
15	Helmuth Ebner	90,000		0.05%	0.05%
16	AMP Custodian Services (NZ) Limited *	82,000		0.04%	0.04%
17	Guardian Trust Investment Nominees (RWT) Limited *	74,620		0.04%	0.04%
18	Chartwell Investments Limited	50,000		0.03%	0.03%
19	Allan Campbell Edge	50,000		0.03%	0.03%
20	NZ Share Index Nominees Limited	47,850		0.03%	0.02%
		159,972,656	14,975,000	87.27%	88.25%

* These holdings are registered in the name of New Zealand Central Securities Depository Limited.

DOMICILE OF SECURITY HOLDERS (AS AT 31 MAY 2001)

Ordinary Shares	Number of Holders	%	Number of Shares	%
New Zealand	17,169	99.12%	183,115,225	99.90%
Australia	112	0.65%	133,039	0.07%
United States of America	10	0.06%	11,631	0.01%
Great Britian	9	0.05%	11,985	0.01%
Hong Kong	4	0.02%	3,500	0.00%
Other	17	0.10%	25,399	0.01%
	17,321	100%	183,300,779	100%

Voting Debentures	Number of Holders	%	Number of Debentures	%
New Zealand	1	100%	14,975	100%

VOTING RIGHTS

Every ordinary shareholder present in person, by proxy or by representative on a vote by voices or a show of hands has one vote, and on a poll has one vote for each ordinary share held.

On resolutions to be voted on by equity security holders, voting debenture holders have the same voting rights as ordinary shareholders except that on a poll they have 1,000 votes for each voting debenture held.

STOCK EXCHANGE LISTING

The company's ordinary shares are listed on the New Zealand Stock Exchange.



BOARD OF DIRECTORS
Harold M Titter - Chairman
Janette F Beange
Richard S Clare
Bruce J Harker
Christopher J Lindell

REGISTERED OFFICE/ ADDRESS FOR SERVICE
TrustPower Building
Truman Road
Te Maunga
Mount Maunganui

WEBSITE
www.trustpower.co.nz

EMAIL ADDRESS
trustpower@trustpower.co.nz

POSTAL ADDRESS
Private Bag 12023
Tauranga
Telephone: 07 574 4800
Facsimile: 07 574 4825

AUDITORS
PricewaterhouseCoopers
23 - 29 Albert Street
Auckland

SHARE REGISTRAR
Computershare Registry Services Limited
159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
Telephone: 09 488 8700
Facsimile: 09 488 8787

Shareholders with enquiries about share transactions, change of address or dividend payments should contact the Share Registrar.

SOLICITORS
Rudd Watts & Stone
125 Queen Street
Auckland

STOCK EXCHANGE LISTING
New Zealand Stock Exchange
Level 9 ASB Bank Tower
2 Hunter Street
Wellington

Usina Termelétrica de Juiz de Fora S.A.

Demonstrações Contábeis Acompanhadas do
Parecer dos Auditores Independentes

31 de Dezembro de 2001

ANDERSEN

Parecer dos Auditores Independentes

Aos Administradores e Acionistas da

Usina Termelétrica de Juiz de Fora S.A.:

(1) Examinamos o balanço patrimonial da USINA TERMELÉTRICA DE JUIZ DE FORA S.A. em 31 de dezembro de 2001 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao período findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

(2) Nosso exame foi conduzido de acordo com as normas de auditoria aplicáveis no Brasil e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

(3) Em nossa opinião, as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Usina Termelétrica de Juiz de Fora S.A. em 31 de dezembro de 2001 e o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes ao exercício findo naquela data, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(4) Conforme comentado na nota 4, a Companhia registrou nas demonstrações contábeis em 31 de dezembro de 2001 contas a receber no montante de R$7.859 mil, relacionadas à comercialização de energia elétrica no âmbito do Mercado Atacadista de Energia Elétrica - MAE, com base em extratos fornecidos em 13 de março de 2002 pelo ASMAE (Administradora do MAE). Entretanto, eventuais decisões futuras por parte das autoridades reguladoras poderão resultar em ajustes significativos nas quantidades e/ou valores registrados pela Companhia como energia elétrica comercializada no MAE.

(5) As demonstrações contábeis referentes ao exercício findo em 31 de dezembro de 2000, apresentadas apenas para fins comparativos, não foram examinadas por auditores independentes.

Cataguases, 27 de março de 2002

ARTHUR ANDERSEN S/C - CRC-2-SP-123"S"MG

Mauro Moreira
Sócio-Diretor Responsável
Contador CRC-1-RJ-072.056"S"MG

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ N.º 04.166.097/0001-68

Notas explicativas às demonstrações contábeis

para o exercício findo em 31 de dezembro de 2001 e período findo em 31 de dezembro de 2000

(Em milhares de reais)

1 Contexto operacional

A Usina Termelétrica de Juiz de Fora S.A., produtor independente de energia elétrica, é detentora da planta da usina termelétrica de Juiz de Fora, no Estado de Minas Gerais.

A planta, foi construída no período de abril a novembro de2001 e iniciou suas atividades comerciais a partir de 25 de novembro de 2001.

2 Apresentação das demonstrações contábeis

As demonstrações contábeis foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e disposições da Agência Nacional de Energia Elétrica – Aneel.

3 Sumário das principais práticas contábeis

a) Contas a receber - concessionárias engloba a energia elétrica foi faturada através de contrato bilateral, e a energia elétrica a faturar correspondente àquela comercializada no âmbito do Mercado Atacadista de Energia - MAE.

b) Bens destinados a alienação – registrados ao custo de aquisição que não excede ao valor de realização.

c) O imobilizado está demonstrado pelo custo de aquisição e/ou valor de construção dos bens da Usina Termelétrica, deduzidos das depreciações calculadas pelo método linear, com base na vida útil estimada dos ativos e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso.

d) O diferido refere-se às despesas pré-operacionais que estão sendo amortizados pelo prazo de 10 anos.

e) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido do adicional de 10% determinado pela legislação vigente. A contribuição social foi calculada à alíquota de 9%.

f) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência.

g) A preparação de demonstrações contábeis de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações contábeis. Os resultados finais dessas transações e informações, quando de sua efetiva realização

(Em milhares de reais)

em períodos subsequentes, podem diferir dessas estimativas. A principal estimativa relacionada às demonstrações contábeis referem-se ao registro da energia elétrica vendida no Mercado Atacadista de Energia - MAE (nota 4).

4 Contas a receber - concessionárias

Do montante de R$8.681, R$7.859 correspondem ao volume de energia comercializado no Mercado Atacadista de Energia (MAE), conforme extrato divulgado em 13 de março de 2002. Entretanto eventuais decisões futuras por parte das autoridades reguladoras, poderão resultar em ajustes relevantes nos valores apresentados no referido extrato.

O restante do saldo correspondente a R$822 é referente a venda de energia com base em contrato bilateral firmado com a Companhia Força e Luz Cataguazes-Leopoldina.

5 Impostos a recuperar

Em 31 de dezembro de 2001, a Companhia possuía créditos de Imposto sobre Circulação de Mercadorias e Serviços - ICMS no montante de R$8.212, R$6.702 no ativo circulante e R$1.510 no realizável a longo prazo, oriundos das aquisições de bens destinados a planta de geração de energia (imobilizado). Apesar da vendas de energia elétrica realizadas pela Companhia não gerarem débito de ICMS, a legislação estadual desse imposto permite a transferencia de créditos acumulados para as concessionárias de energia elétrica localizada no Estado de Minas Gerais. Amparada por esse dispositivo legal a Companhia repassará os créditos de ICMS para a Companhia Força e Luz Cataguazes-Leopoldina.

6 Bens destinados a alienação

Durante o exercício de 2001, a Sociedade adquiriu um gerador de energia elétrica pelo montante de R$6.153. Posteriormente a Administração reavaliou a estrutura de geração de energia e decidiu não mais utilizar o referido equipamento. Como conseqüência, em 31 de dezembro de 2001, a Companhia transferiu o bem do ativo imobilizado para o realizável a longo prazo para fins de alienação. A Administração considera que o valor contábil do equipamento é compatível com o valor de mercado e sua alienação não resultará em perdas.

(Em milhares de reais)

7 Imobilizado

	Taxa anual de depreciação (%)	2001
Em serviço:		
Produção		
Usinas	2,5 a 10	97.564
Sistema de Transmissão Conexão	2,5 a 10	2.037
		99.601
Depreciação acumulada:		
Usinas		(397)
Sistema de Transmissão Conexão		(4)
		(401)
Em curso:		
Produção		
Usinas		2.284
Sistema de Transmissão Conexão		15
		2.299
		101.499

8 Parcelamento de impostos

Durante o exercício de 2001, a Companhia parcelou em 100 meses o débito fiscal de ICMS junto ao Governo do Estado de Minas Gerais no montante de R$2.997. Desse montante, a parcela correspondente a juros e multa foi registrada no resultado do exercício como despesas não operacional. Em 31 de dezembro de 2001, o saldo a pagar atualizado pela TJLP estava registrado pelos montantes de R$469 e R$2.528, respectivamente, nas rubricas "Tributos e contribuições sociais" no passivo circulante e "Impostos a recolher" no exigível a longo prazo.

(Em milhares de reais)

9 Imposto de renda e contribuição social

A despesa de imposto de renda e contribuição social, apropriada no resultado do exercício de 2001, foi apurada conforme demonstrado a seguir:

	Imposto de renda	Contribuição social
Resultado antes do imposto de renda e da contribuição social	1.652	1.652
Adições permanentes	2.996	-
Base de cálculo	4.648	1.652
Alíquotas fiscais	25%	9%
Imposto de renda e contribuição social	(1.162)	(149)
Diferença de adicional de alíquota fiscal	24	-
Despesa de imposto de renda e contribuição social	(1.138)	(149)

10 Transações com partes relacionadas

Apresentamos os saldos das operações efetuadas no exercício com a controladora:

	Cat-Leo Energia S.A.	Alliant Energy Holdings do Brasil	Cia. Força e Luz Cataguazes-Leopoldina	Saldo em 31/12/2001
Adiantamentos de controladores	(56.583)	(29.238)	-	(85.821)
Débitos com partes relacionadas	-	(5.226)	-	(5.226)
Fornecimento de Energia Elétrica – receita e contas a receber	-	-	822	822
Custo de uso e conexão do sistema elétrico	-	-	148	148
Serviços contratados - custo do imobilizado	(2.399)	-	-	(2.399)

Os serviços contratados correspondem a consultoria e engenharia prestados pela controladora durante a construção da usina.

O contas a pagar ao acionista Alliant Energy Holdings do Brasil não tem previsão de encargos financeiros e prazo de vencimento.

(Em milhares de reais)

11 Capital social

Em 31 de dezembro de 2001, o Conselho de Administração da Usina Termelétrica de Juiz de Fora S.A. homologou o aumento do capital social de R$1 para R$25.500, com emissão de 25.499.000 ações ordinárias sem valor nominal, passando o capital social, a partir desta data, a ser representado por 25.500.000 ações ordinárias, sem valor nominal.

O estatuto social determina que 5% do lucro líquido serão aplicados na constituição de reserva legal de que trata o art. 193 da Lei nº 6.404/76. Além disso, determina a distribuição de dividendos obrigatórios de 25% do lucro líquido do exercício, ajustado na forma do artigo nº 202 da Lei nº 6.404/76. Após as destinações anteriores, o saldo remanescente de lucros deverá ser destinado à uma reserva estatutária de retenção de lucros, limitada a 80% do capital social, que se destina a ampliação e renovação de instalações e investimentos.

12. Dividendos

Os dividendos propostos no encerramento do exercício de 2001 foram assim calculados:

Lucro líquido do exercício	365
Reserva legal	(18)
Lucro líquido ajustado	347
Dividendos obrigatórios (25%)	(*) 87

(*) R$ 3,41 por lote de mil ações do capital social.

13 Suprimento de energia elétrica

A Companhia gerou 34.389 Mwh (*) no exercício de 2001, correspondendo a uma receita de venda de energia no montante de R$ 8.681.

(*) não auditado pelos auditores independentes.

14 Evento subseqüente

A Companhia captou, em fevereiro de 2002, um financiamento junto ao Banco Nacional de Desenvolvimento Social - BNDES, no montante de R$95.171. Este financiamento tem como objetivo a

construção da usina termelétrica, que vinha sendo financiada integralmente por recursos dos acionistas.

Em março de 2002, a Companhia restituiu aos controladores, R$90.000 referentes a parte de adiantamentos recebidos anteriormente.

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ Nº 04.166.097/0001-68

Balanços patrimoniais em 31 de dezembro de 2001 e 2000

(Em milhares de reais)

Ativo	2001	2000 (Não auditado)
Circulante		
Disponibilidades	1,369	1
Contas a receber - concessionárias	8,681	-
Impostos a recuperar	6,702	-
	16,752	1
Realizável a longo prazo		
Bens destinados a alienação	6,153	-
Impostos a recuperar	1,510	-
	7,663	
Permanente		
Imobilizado	101,499	-
Diferido	549	-
	102,048	-
Total do Ativo	**126,463**	**1**

Passivo	2001	2000 (Não auditado)
Circulante		
Fornecedores	4,693	-
Dividendos propostos	87	-
Tributos e contribuições sociais	2,290	-
Obrigações estimadas	39	-
Outras contas a pagar	1	-
	7,110	-
Exigível a longo prazo e adiantamento de controladores		
Débitos com partes relacionadas	5,226	-
Impostos a recolher	2,528	-
	7,754	-
Adiantamento de controladores	85,821	-
	93,575	-
Patrimônio líquido		
Capital social	25,500	1
Reservas de lucros	278	-
	25,778	1
Total do Passivo	**126,463**	**1**

As notas explicativas são parte integrante destes balanços.

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ Nº 04.166.097/0001-68

Demonstração do resultado
para o período findo em 31 de dezembro de 2001
(Em milhares de reais, exceto o lucro líquido por ação)

Receita operacional bruta	
Suprimento de energia elétrica	8,681
Deduções à receita operacional	
Pis e cofins	(317)
Receita operacional líquida	**8,364**
Despesa operacional	
Pessoal	(151)
Material	(14)
Gás natural	(2,790)
Depreciação e amortização	(444)
Outras despesas	(383)
	(3,782)
Resultado do serviço	**4,582**
Receita financeira	270
Despesa financeira	(45)
	225
Resultado operacional	**4,807**
Despesa não operacional	**(3,155)**
Lucro antes da contribuição social e do imposto de renda	**1,652**
Contribuição social	(149)
Imposto de renda	(1,138)
Lucro líquido do exercício	**365**
Lucro líquido por ação - R$	0.014

As notas explicativas são parte integrante desta demonstração.

USINA TERMELÉTRICA DE JUIZ DE FORA S/A
CNPJ Nº 04.166.097/0001-68
Demonstrações das origens e aplicações de recursos
para o exercício findo em 31 de dezembro de 2001 e período findo em 31 de dezembro de 2000
(Em milhares de reais)

	2001	2000 (Não auditado)
Origens de recursos		
Das Operações		
Lucro líquido do exercício	365	-
Despesa que não afeta o capital circulante:		
Depreciação e amortização	444	-
Total das operações	809	-
Dos acionistas		
Aumento de capital	25,499	1
Adiantamento de controladores	85,821	-
De Terceiros		
Débitos com partes relacionadas	5,226	-
Parcelamento de longo prazo de impostos	2,528	
Total das origens	119,883	1
Aplicações de recursos		
Bens destinados a alienação	6,153	-
Aumento do realizável a longo prazo	1,510	
No imobilizado	101,900	-
No diferido	592	-
Dividendos propostos	87	-
Total das aplicações	110,242	-
Aumento do capital circulante líquido	9,641	1
Demonstração do aumento do capital circulante líquido		
Ativo circulante:		
No início do exercício	1	-
No fim do exercício	16,752	1
	16,751	1
Passivo circulante:		
No início do exercício	-	-
No fim do exercício	7,110	-
	7,110	-
Aumento do capital circulante líquido	9,641	1

As notas explicativas são parte integrante destas demonstrações

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ Nº 04.166.097/0001-68

Demonstrações das mutações do patrimônio líquido

para o exercício findo em 31 de dezembro de 2001 e período findo em 31 de dezembro de 2000

(Em milhares de reais)

	Capital social	Reservas de lucros		Lucros acumulados	Total
		Estatutária	Legal		
Integralização inicial de capital conforme ata de constituição de 17 de novembro de 2000	1	-	-	-	1
Saldos em 31 de dezembro de 2000 (não auditado)	1	-	-	-	1
Aumento de capital por subscrição conforme AGE de 31 de dezembro de 2001	25,499	-	-	-	25,499
Lucro líquido do exercício	-	-	-	365	365
Proposta de destinação do lucro líquido do exercício:					
. Reserva legal	-	-	18	(18)	-
. Dividendos	-	-	-	(87)	(87)
. Reserva estatutária	-	260	-	(260)	-
Saldos em 31 de dezembro de 2001	25,500	260	18	-	25,778

As notas explicativas são parte integrante destas demonstrações

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 6, 2001
(DATE OF ESTABLISHMENT) TO NOVEMBER 15, 2001

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

REPORT AND FINANCIAL STATEMENT
FOR THE PERIOD FROM JUNE 6, 2001 (DATE OF ESTABLISHMENT) TO NOVEMBER 15, 2001

CONTENTS Page(s)

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Deloitte Touche Tohmatsu

R 02-006

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

We have audited the accompanying balance sheet of Weifang Ocean Peak Heat and Power Co., Ltd. (the "Company") as of November 15, 2001 and the related statements of income, changes in equity and cash flows for the period from June 6, 2001 (date of establishment) to November 15, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of November 15, 2001 and the results of its operations and its cash flows for the period then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

INCOME STATEMENT
FOR THE PERIOD FROM JUNE 6, 2001 (DATE OF ESTABLISHMENT) TO NOVEMBER 15, 2001

	Note	Period ended November 15, 2001
		RMB
Operating revenue:		
Electricity		43,126,722
Steam		61,259,379
Others		6,258
		104,392,359
Operating expenses:		
Fuel		(51,843,521)
Repairs and maintenance		(5,666,717)
Staff costs		(8,288,568)
Depreciation and amortization		(4,661,915)
Other operating expenses		(14,124,513)
		(84,585,234)
Income from operations		19,807,125
Interest income		530,085
Interest expense-bank		(959,530)
-related companies		(5,133,380)
Income before tax		14,244,300
Income tax expense	3 (c)	(3,418,632)
Net income for the period		10,825,668

See accompanying notes to financial statements.

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

BALANCE SHEET
AS AT NOVEMBER 15, 2001

	Notes	2001
		RMB
ASSETS		
Non-current assets		
Property, plant and equipment	5	211,964,539
Current assets		
Inventories	3 (d)	12,737,023
Trade receivables - related companies	4 (c)	41,726,657
Notes receivable		5,130,000
Other amounts due from related companies	4 (c)	901,486
Other receivables and prepayments		3,065,336
Restricted cash	3 (j)+6	48,852,000
Bank balances and cash	3 (j)	115,761,467
		228,173,969
Total assets		440,138,508
EQUITY AND LIABILITIES		
Capital and reserves		
Paid-in capital	1	97,652,000
Retained profit		10,825,668
		108,477,668
Current liabilities		
Trade payables-related companies	4 (d)	7,898,157
-others		13,268,746
Other amounts due to related companies	4 (d)	254,733,820
Accrued expenses and other payables		3,541,485
Income tax payable		3,418,632
Short-term borrowings	6	48,800,000
		331,660,840
Total equity and liabilities		440,138,508

See accompanying notes to financial statements.

The financial statements on pages 2 to 14 were approved by the board of directors on January 6, 2002 and are signed on their behalf by:

DIRECTOR

DIRECTOR

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

STATEMENTS OF CHANGES IN EQUITY
FOR THE PERIOD FROM JUNE 6, 2001 (DATE OF ESTABLISHMENT) TO NOVEMBER 15, 2001

	Paid-in capital	Retained profit	Total
	RMB	RMB	RMB
Capital contribution	97,652,000	-	97,652,000
Net income for the period	-	10,825,668	10,825,668
Balance at November 15, 2001	97,652,000	10,825,668	108,477,668

See accompanying notes to financial statements.

WEIFANG OCEAN PEAK HEAT AND POWER CO., LTD.

CASH FLOW STATEMENTS
FOR THE PERIOD FROM JUNE 6, 2001 (DATE OF ESTABLISHMENT) TO NOVEMBER 15, 2001

	Period ended November 15, 2001 RMB
Income before tax	14,244,300
Adjustments for:	
Interest expense	6,092,910
Interest income	(530,085)
Depreciation and amortization	4,661,915
Operating cash flows before movements in working capital	24,469,040
Increase in inventories	(12,737,023)
Increase in trade receivables	(41,726,657)
Increase in notes receivable	(5,130,000)
Increase in other amounts due from related companies	(901,486)
Increase in other receivables and prepayments	(3,065,336)
Increase in trade payables	21,166,903
Increase in other amounts due to related companies	10,217,482
Increase in accrued expenses and other payables	3,541,485
Cash used in operations	(4,165,592)
Interest paid	(2,691,542)
Net cash used in operating activities	(6,857,134)
Cash from investing activities	
Interest received	530,085
Financing activities	
Increase in paid-in capital	48,852,000
New loans raised	122,088,516
Increase in restricted cash	(48,852,000)
Net cash from financing activities	122,088,516
Net increase in cash and cash equivalents	115,761,467
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period represented by:	
Bank balances and cash	115,761,467
Non-cash transactions:	
Property, plant and equipment contributed as capital	48,800,000
Inventory and property, plant and equipment financed by loan from investor	177,200,000

See accompanying notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Weifang Ocean Peak Heat and Power Co., Ltd. (the "Company") is a Sino-foreign co-operative joint venture established in the People's Republic of China ("PRC") with its principal place of business at Weifang, Shandong Province, PRC. On June 6, 2001, the Company was approved by Shandong Provincial Government as company with foreign investment in the PRC. The operating period of the Company is twenty years commencing on June 6, 2001 and expiring on June 5, 2021. The principal activities of the Company are the generation and sale of electricity and steam. The Company commenced its commercial operations on June 26, 2001. As at November 15, 2001, the Company had approximately 960 employees.

The registered capital of the Company is United States dollars ("US$") 11,800,000, which has been fully paid up. As of November 15, 2001, the details of the capital contributions were as follows:

Joint venture partner	Country of incorporation	Percentage of ownership	Paid-in capital	
		%	US$	RMB equivalent
Shandong Ocean Chemical Group Co. Ltd. ("SOCG")	PRC	50	5,900,000	48,800,000
Ocean Peak Pet. Ltd. ("OPP")	Singapore	50	5,900,000	48,852,000
		100	11,800,000	97,652,000

The capital contributed in US$ by OPP was translated into RMB at the exchange rate prevailing on the date of capital contribution. The capital contribution from OPP was represented by the contribution of property, plant and equipment including land use rights which has been treated as a non-cash transaction in the cash flow statement.

The Company was established for the sole purpose of owning and operating a heat and power plant (the "Plant") with three 12 megawatt and one 6 megawatt electricity generators and five 130 ton per hour steam boilers in Weifang, Shandong.

OPP is in negotiation with SOCG relating to a proposed transfer of OPP's equity interest in the Company to SOCG. Prior to finalizing the Transfer Agreement, OPP and SOCG have agreed that SOCG will be solely responsible for operations of the Company subsequent to November 15, 2001 until the Transfer Agreement becomes effective.

The financial period ended on November 15, 2001 on which date SOCG took over the Company's operating responsibilities from OPP.

The ultimate holding company is Peak Pacific Investment Co., Ltd. ("PPIC"), incorporated in Singapore.

The Company's financial statements are presented in Renminbi ("RMB") since that is the currency in which the majority of the Company's transactions are denominated.

2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in conformity with International Accounting Standards ("IAS"). This basis of accounting differs from that used in the accounts of the Company, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

The major difference between IAS and PRC GAAP is the adjustment to depreciation expense of property, plant and equipment to reflect more accurately the economic useful life of assets under IAS.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the accompanying accounts of the Company to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Operating revenue

Operating revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to the electric and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and Steam Purchase Agreement ("SPA"), respectively.

Revenues from the sale of electricity and steam are recognized upon transmission. The electricity and steam supplied are charged at rates calculated in accordance with the formulae stipulated in the PPA and SPA. The current average tariff and steam rate charged for the period were RMB 0.4282 per kilowatthour and RMB 20.82 per gigajoule respectively, including VAT. These rates have been approved by the local pricing bureau.

(2) Interest income

Interest income earned from deposits placed with banks is recognized on the straight-line basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

(c) Taxation

(1) Value-added tax

The Company is subject to VAT at 17% on sale of electricity and steam in accordance with the Provisional Regulations of the People's Republic of China on Value-Added Tax. The net VAT payable is the output VAT on sale of electricity and steam less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(2) Income tax

In accordance with a circular issued by the State Council, effective January 1, 1999, production foreign investment enterprises throughout the PRC in the fields of energy and transportation infrastructure, subject to approval from State Administration for Taxation, may pay foreign enterprise income tax ("FEIT") at the rate of 15%.

Although the Company's operating period is twenty years, the Company's foreign shareholder, OPP (see note 1), intends to sell its entire interest to the Chinese party, SOCG. And, accordingly, the Company will not meet the minimum ten-year operating period as required under the income tax exemption criteria as stipulated in the income tax laws applicable to foreign investment enterprises. The Company has provided income tax at the full tax rate of 24% for the current period.

The charge for current tax is based on the results as reported in the financial statements prepared under PRC GAAP for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted at the balance sheet date.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and their carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

As of November 15, 2001, there were no significant temporary differences between the tax base of on asset or liability and its carrying amount in the balance sheet of the Company, which would result in deferred tax.

(d) Inventories

Inventories are stated at cost, calculated on a weighted-average basis.

At November 15, inventories comprised:

	2001
	RMB
Coal	8,007,411
Chemicals	306,415
Spare parts and consumable supplies	4,423,197
	12,737,023

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(e) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other companies or exercise significant influence over the other companies in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment contributed as capital is the revalued amount stipulated in the joint venture contract. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Depreciation is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Company are as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

Properties in the course of construction for production, rental or administrative purposes are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Company's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

(g) Foreign currency translation

The Company maintains its books and records in RMB which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences are dealt with in the income statement.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the income statement in the period in which they are incurred. No interest was capitalized in the period ended November 15, 2001.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net income as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Company' board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Company's employees, and assets acquired through this fund shall not be taken as the Company's assets.

For the purpose of these financial statements which are prepared in accordance with IAS, appropriations to staff bonus and welfare fund, if any, are treated as a charge to the income statement.

For the period ended November 15, 2001, the board of directors had not decided to make any appropriations to reserves.

(j) Financial instruments

Financial assets

The Company's principal financial assets are restricted cash, bank balances and cash, trade and other receivables.

At November 15, the following deposits were held with banks:

	2001
	RMB
Restricted cash:	
US$ deposits (RMB equivalent)	48,852,000
Bank balances and cash	
RMB deposits	42,352,262
US$ deposits (RMB equivalent)	73,387,762
RMB cash	21,443
	115,761,467

Trade receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(j) Financial instruments-continued

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include interest-bearing bank borrowings and trade and other payables. Bank loans are recorded at the proceeds received. Finance charges, are accounted for on an accrual basis. Trade and other payables are stated at their nominal value.

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. All electricity and steam revenues are generated from SOCG and its subsidiaries. The failure of these customers to fulfill their contractual obligations could have a substantial negative impact on the Company. However, the management does not anticipate non-performance by these customers.

(k) Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of their recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which probably will result in an outflow of economic benefits that can be reasonable estimated.

(m) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as defined contribution plans where the Company' obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(n) Operating leases

Rental payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

4. RELATED PARTY TRANSACTIONS

(a) Related companies of the Company include the following:

Name of the related company	Relationship with the Company
SOCG	Chinese Party of the Company
OPP	Foreign Party of the Company
PPIC	Parent Company of OPP

(b) For the period from June 6, 2001 to November 15, 2001, the transactions between the Company and the related companies were as follows:

Description	For the period from June 6, 2001 to November 15, 2001 RMB
Transactions with SOCG	
Sale of electricity	43,126,722
Sale of steam	1,995,310
Interest expense on loan to the Company	2,690,100
Purchase of property, plant and equipment	166,899,871
Purchase of inventory	10,300,129
Reimbursement of transportation fee	5,049,852
Rental	1,960,833
Transactions with subsidiaries of SOCG	
Sale of steam	59,264,069
Reimbursement of transportation fee	2,848,305
Transactions with PPIC	
Interest expense on short-term loan provided to the Company	2,443,280
Draw down of short-term loan	73,288,516

(c) As of November 15, 2001, the balance due from related companies comprised:

	2001 RMB
Trade receivables:	
SOCG	19,259,144
Subsidiaries of SOCG	22,467,513
	41,726,657
Other receivables:	
SOCG	901,486

4. RELATED PARTY TRANSACTIONS-CONTINUED

(d) As of November 15, the balance due to related companies comprised:

	2001 RMB
Trade payables:	
SOCG	5,049,852
Subsidiaries of SOCG	2,848,305
	7,898,157
Other payables:	
SOCG (i)	180,925,281
PPIC(ii)	73,808,539
	254,733,820

These amounts are interest free, unsecured and have no specific terms of repayment, unless specify otherwise.

(i) Included in amount due to SOCG was a payable of RMB177,200,000 for the purchase of inventory and property, plant and equipment, of which RMB73,200,000 was provided as a short-term loan bearing an interest at 9% per annum. Interest accrued at November 15, 2001 was RMB 2,690,100. The remaining balance due to SOCG amounting RMB104,000,000 was treated as non-interest bearing current account without specific repayment terms.

(ii) The balance represented an interest-bearing loan at 9% per annum.

5. PROPERTY, PLANT AND EQUIPMENT

As of November 15, 2001, property, plant and equipment comprised:

	Land use rights RMB	Buildings RMB	Machinery and equipment RMB	Motor vehicles RMB	Office equipment and others RMB	Construction in progress RMB	Total RMB
Cost							
Additions for the period and balance at November 15, 2001	6,682,648	63,723,734	142,194,041	1,128,699	2,304,956	592,376	216,626,454
Accumulated depreciation and amortization							
Charge for the period and balance at November 15, 2001	134,581	1,283,325	2,851,112	90,923	301,974	-	4,661,915
Net book values							
At November 15, 2001	6,548,067	62,440,409	139,342,929	1,037,776	2,002,982	592,376	211,964,539

Land use rights comprise land use fees contributed by SOCG for the right to use the land where the Company is located for a period of twenty years. The land use rights are stated at the revalued amount when SOCG contributed them to the Company.

6. SHORT-TERM BORROWINGS

As of November 15, 2001, short-term borrowings represented:

Lender	Duration	Currency	Interest rate (per annum)	Principal
			%	RMB
China Construction Bank	July 13,2001- July 12,2002	RMB	5.85%	48,800,000

At November 15, 2001, the short-term bank loan was secured by the Company's US$ deposits amounting to the equivalent of RMB48,852,000.

7. EMPLOYEE WELFARE

In accordance with the regulations issued by Weifang Municipal Government of Shandong Province, the Company provides on a monthly basis for staff welfare expenses (14%), pension fund (20%), unemployment insurance (2%), injury insurance (0.7%), housing fund (6%) and medical insurance (7%) based on the total salary payment to its Chinese employees. The Company has no further obligation for staff benefits beyond the above contributions. In the period ended November 15, 2001, the Company's expense of such arrangement was RMB2,730,297.

8. LEASE COMMITMENTS

At November 15, 2001, the Company had outstanding commitments under a non-cancelable operating lease, which falls due as follows:

	RMB
Within one year	7,020,000
One to two years	4,387,500
	11,407,500

Operating lease payments represent rentals payable by the Company to SOCG for property, plant and equipment. The lease term is for a period of three years starting from June 2001 and the annual rental is RMB7 million. The rental expense is not subject to adjustment during the term of the lease. The rental expense for the period ended November 15, 2001 was RMB1,960,833.

9. SUBSEQUENT EVENT

On November 22, 2001, the Company repaid the loan from PPIC.

* * * * *

ZOUPING PEAK CHP CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 21, 2001
(DATE OF ESTABLISHMENT)
TO DECEMBER 31, 2001

ZOUPING PEAK CHP CO., LTD.

REPORT AND FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 21, 2001 (DATE OF ESTABLISHMENT) TO DECEMBER 31, 2001

CONTENTS PAGE(S)

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

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邮政编码 200080

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
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新东安 德勤大楼十一层
邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte
Touche
Tohmatsu

R 02-038

REPORT OF THE AUDITORS

TO THE BOARD OF DIRECTORS OF ZOUPING PEAK CHP CO., LTD.

We have audited the accompanying balance sheet of Zouping Peak CHP Co., Ltd. (the "Company") as of December 31, 2001 and the related statements of income, changes in equity and cash flows for the period from June 21, 2001 (date of establishment) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31,2001 and the results of its operations and its cash flows for the period then ended, in accordance with International Accounting Standards.

Deloitte Touche Tohmatsu Shanghai CPA

January 6, 2002

ZOUPING PEAK CHP CO., LTD.

INCOME STATEMENT
FOR THE PERIOD FROM JUNE 21, 2001 (DATE OF ESTABLISHMENT) TO DECEMBER 31, 2001

	Notes	Period ended December 31, 2001 RMB
Operating revenue:	3(b)	
Electricity		34,528,584
Steam		3,436,512
Other		100,373
		38,065,469
Operating costs and expenses:		
Fuel		(23,123,464)
Staff costs		(157,284)
Management fee	3(b)	(2,917,270)
Depreciation and amortization		(3,138,619)
Other operating expenses		(4,990,621)
		(34,327,258)
Income from operations		3,738,211
Bank interest income		201,907
Interest expense-banks		(2,025,705)
-related companies		(426,871)
Income before tax		1,487,542
Income tax expense	2(c)	(851,966)
Net income for the period		635,576

See accompanying notes to financial statements.

ZOUPING PEAK CHP CO., LTD.

BALANCE SHEET
AS AT DECEMBER 31, 2001

	Notes	RMB
ASSETS		
Non-current assets		
Property, plant and equipment	4	205,824,879
Current assets		
Inventories	2(d)	5,310,305
Trade receivables- related companies	3(c)	15,521,186
Other receivables		3,434,690
Restricted cash	2(j)	20,040,198
Bank balances and cash	2(j)	30,199,517
		74,505,896
Total assets		280,330,775
EQUITY AND LIABILITIES		
Capital and reserves		
Paid-in capital	1	133,800,000
Retained profit		635,576
		134,435,576
Non-current liabilities		
Long-term borrowings	5	20,000,000
Current liabilities		
Trade payables		9,570,592
Amounts due to related companies	3(d)	83,241,683
Income tax payable		661,916
Other payables		2,421,008
Short-term borrowings	5	30,000,000
		125,895,199
Total equity and liabilities		280,330,775

See accompanying notes to financial statements.

The financial statements on page 2 to 16 were approved by the board of directors on January 6, 2002 and are signed on its behalf by:

DIRECTOR

DIRECTOR

ZOUPING PEAK CHP CO., LTD.

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD FROM JUNE 21, 2001 (DATE OF ESTABLISHMENT) TO DECEMBER 31, 2001

	Paid-in capital	Retained profit	Total
	RMB	RMB	RMB
Capital contribution	133,800,000	-	133,800,000
Net income for the period	-	635,576	635,576
Balance at December 31,2001	133,800,000	635,576	134,435,576

See accompanying notes to financial statements.

ZOUPING PEAK CHP CO., LTD.

CASH FLOW STATEMENT
FOR THE PERIOD FROM JUNE 21, 2001 (DATE OF ESTABLISHMENT) TO DECEMBER 31, 2001

	Period ended December 31,2001 RMB
Income before tax	1,487,542
Adjustments for:	
Interest expense	2,452,576
Interest income	(201,907)
Depreciation and amortization	3,138,619
Loss on disposal of property, plant and equipment	49,400
Operating cash flows before movements in working capital	6,926,230
Increase in inventories	(5,310,305)
Increase in trade receivables from related companies	(15,521,186)
Increase in other receivables	(3,434,690)
Increase in trade payables	9,570,592
Increase in amounts due to related companies	3,587,855
Increase in other payables	2,242,845
Cash used in operations	(1,938,659)
Interest paid	(1,847,542)
Income tax paid	(190,050)
Net cash used in operating activities	(3,976,251)
Investing activities	
Interest received	201,907
Purchase of property, plant and equipment	(107,365,720)
Proceeds on disposal of property, plant and equipment	212,822
Net cash used in investing activities	(106,950,991)
Financing activities	
Capital contribution	93,660,000
New bank loans raised	120,660,000
Loan from a related company	17,506,957
Repayment of borrowings	(70,660,000)
Increase in restricted cash	(20,040,198)
Net cash from financing activities	141,126,759
Net increase in cash and cash equivalents	30,199,517
Cash and cash equivalents at beginning of the period	-
Cash and cash equivalents at end of the period represented by bank balances and cash	30,199,517
Non-cash transaction:	
Property, plant and equipment contributed as capital	40,140,000

See accompanying notes to financial statements.

1. ORGANIZATION AND OPERATIONS

Zouping Peak CHP Co., Ltd. (the "Company") is a Sino-foreign co-operation joint venture established in the People's Republic of China ("PRC") with its principal place of business at Zouping, Shandong Province, PRC. In May 2001, the Company was approved by Shandong Province Government as a company with foreign investment in the PRC. The operating period of the Company is twenty years commencing on June 21, 2001 and expiring on June 20, 2021. The principal activities of the Company are the generation and sale of electricity and steam. The Company commenced commercial operations on July 27, 2001. Until December 31, 2001, the plant operated under an Employee Temporary Transfer Agreement, under which ZEPX provided employees to the plant for a monthly fixed fee (see Note 3(b)).

The registered capital of the Company is Renminbi ("RMB") 133,800,000, which has been fully paid up. As of December 31, 2001, the details of capital contributions were as follows:

Joint venture partner	Country of incorporation	Percentage of ownership	Paid-in capital
		%	RMB
Zouping Electric Power Xiwang Heat and Power Co.,Ltd. ("ZEPX")	PRC	30	40,140,000
Zouping Peak Pte Ltd ("ZPPL")	Singapore	70	93,660,000
		100	133,800,000

The capital contributed in United States dollars ("US$") by ZPPL was translated into RMB at the exchange rate prevailing on the date of the capital contribution. The capital contribution from ZEPX was represented by the contribution of property, plant and equipment, including land use rights, which has been treated as a non-cash transaction in the cash flow statement.

The Company was established for the sole purpose of owning and operating a heat and power plant with two 25 megawatt electricity generators and three 130 ton of steam per hour boilers in Zouping, Shandong.

The ultimate holding company is Peak Pacific Investment Co., Ltd. incorporated in Singapore.

The Company's financial statements are presented in RMB since that is the currency in which the majority of the Company's transactions are denominated.

2. PRINCIPAL ACCOUNTING POLICIES

The Company's financial statements are prepared in conformity with International Accounting Standards ("IAS"). This basis of accounting differs from that used in the accounts of the Company, prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting Regulations for Enterprises with Foreign Investment" of the PRC (collectively referred to as "PRC GAAP").

2. PRINCIPAL ACCOUNTING POLICIES - Continued

The major differences between IAS and PRC GAAP include:

- Capitalization of pre-operating expenses for PRC GAAP;
- Adjustment to depreciation expense of property, plant and equipment to reflect more accurately the economic useful life of assets under IAS.

The principal accounting policies adopted in the accompanying accounts of the Company to conform to IAS are as follows:

(a) Revenue and income recognition

(1) Operating revenue

Operating revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to the local power bureau and Shandong Xiwang Group, respectively.

Revenues from the sale of electricity and steam are recognized upon transmission of electricity and steam to the electric and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and Steam Purchase Agreement ("SPA"), respectively. The electricity and steam supplied will be charged at rates calculated in accordance with the formulae stipulated in the PPA and SPA, respectively. The current tariff and steam rates charged for the period were RMB 0.35 per kilowatt hour and RMB 65 per ton, respectively, including VAT. These rates have been approved by the local pricing bureau.

(2) Interest income

Interest income earned from deposits placed with banks is recognized on the straight-line basis.

(b) Fuel

The cost of fuel is charged based on actual consumption.

(c) Taxation

(1) Value-added tax

The Company is subject to VAT at 17% on sale of electricity and 13% on sale of steam in accordance with the Provisional Regulations of the People's Republic of China on VAT. The net VAT payable is the output VAT on sale of electricity and steam less the input VAT paid on purchase of coal, water, materials and other direct inputs that can be used to offset the output VAT.

2. PRINCIPAL ACCOUNTING POLICIES - Continued

(c) Taxation - Continued

(2) Income tax

In accordance with a circular issued by the State Council, effective January 1, 1999, production foreign investment enterprises throughout the PRC in the fields of energy and transportation infrastructure, subject to approval from State Administration for Taxation, may pay foreign enterprise income tax ("FEIT") at the rate of 15%. The Company has applied to the state tax authority for this tax preferential treatment and is awaiting approval.

The Company is fully exempted from FEIT for two years starting from the first profit-making year (after covering any accumulated loss carried forward from previous years), followed by a 50% exemption for the next three years.

The Company has applied to defer the tax holiday period to commence in 2002, and, accordingly, during the period ended December 31, 2001, the Company has provided taxation at the full tax rate.

The charge for current tax is based on the results as reported in the financial statements prepared under PRC GAAP for the period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted at the balance sheet date.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

As of December 31, 2001, there were no significant temporary difference between the tax base of an asset or liability and its carrying amount in the balance sheet of the Company, which would result in deferred tax.

2. PRINCIPAL ACCOUNTING POLICIES - Continued

(d) Inventories

Inventories comprise fuel, spare parts and consumable supplies. Inventory is stated at cost, calculated on a weighted-average basis.

At December 31, inventories comprised:

	2001
	RMB
Coal and chemicals	4,719,974
Spare parts and consumable supplies	590,331
	5,310,305

(e) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other companies or exercise significant influence over the other companies in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment contributed as capital is the amount stipulated in the joint venture contract. The cost of property, plant and equipment purchased is the actual purchase price plus directly attributable transportation, installation and other costs.

Depreciation is provided on the straight-line method over the estimated useful lives with no residual value. The estimated useful lives of property, plant and equipment used by the Company are as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

Properties in the course of construction for production, rental or administrative purposes, are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Company's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

2. PRINCIPAL ACCOUNTING POLICIES - Continued

(g) Foreign currency translation

The Company maintains its books and records in RMB which is not a freely convertible currency. Transactions in foreign currencies are translated into RMB at the exchange rates quoted by the People's Bank of China, prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange in effect at the balance sheet date. Exchange differences, other than those capitalized in property, plant and equipment, are dealt with in the income statement.

(h) Borrowing costs

Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the income statement in the period in which they are incurred. No interest was capitalized in the period ended December 31, 2001.

(i) Reserves

The PRC laws and regulations require Sino-foreign cooperative joint ventures to provide for certain statutory reserves, namely reserve fund, enterprise expansion fund and staff bonus and welfare fund, which are appropriated from net profit as reported in the statutory accounts. All these reserves are created for specific purposes and the amounts of the appropriations to these reserves are at the discretion of the Company's board of directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff bonus and welfare fund can only be used for special bonuses or collective welfare of the Company's employees, and assets acquired through this fund shall not be taken as the Company's assets.

For the purpose of these financial statements which are prepared in accordance with IAS, appropriations to staff bonus and welfare fund, if any, are treated as a charge to the income statement.

2. PRINCIPAL ACCOUNTING POLICIES - Continued

(j) Financial instruments

Financial assets

The Company's principal financial assets are bank balances and cash, restricted cash, trade and other receivables.

At December 31, the Company had the following deposits with banks:

	2001
	RMB
Restricted cash	
US$ deposits (RMB equivalent)	20,040,198
Bank balances and cash:	
RMB deposits	27,172,877
US$ deposits (RMB equivalent)	3,019,672
RMB cash	6,968
	30,199,517

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity instruments

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Significant financial liabilities include interest-bearing bank borrowings and trade and other payables. Bank loans are recorded at the proceeds received. Finance charges, are accounted for on an accrual basis. Trade and other payables are stated at their nominal value.

Credit risk

The Company's credit risk is primarily attributable to its trade receivables. All electricity and steam revenues were generated from Zouping Power Group Company ("ZPGC") and Shandong Xiwang Group ("SXG"), respectively. The failure of these customers to fulfill their contractual obligations could have a substantial negative impact on the Company. However, the management does not anticipate non-performance by these customers.

2. PRINCIPAL ACCOUNTING POLICIES - Continued

(k) Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). In determining the recoverable amount of assets, expected cash flows are discounted to present values. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years.

(l) Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonable estimated.

3. RELATED COMPANY TRANSACTIONS

(a) Related companies include the following:

Name of the related companies	Relationship with the Companies
ZEPX	Chinese partner of the Company
ZPPL	Foreign partner of the Company
PPIC	Shareholder of the ZPPL
PPIC (Labuan)	Subsidiary of PPIC
ZPGC	Shareholder of ZEPX
SXG	Shareholder of ZEPX
TANGSHAN HEAT & POWER Co., Ltd. (THP)	Subsidiary of PPIC

3. RELATED COMPANY TRANSACTIONS - Continued

(b) For the period ended December 31, 2001, transactions between the Company and the related companies were as follows:

Description	Period ended December 31,2001 RMB
Transactions with ZPPL	
Reimbursement of pre-operating expenses	3,000,000
Transactions with PPIC (Labuan)	
Draw down of short-term loan	17,506,957
Interest on short-term loan	145,891
Transaction with ZEPX	
Management fee (i)	2,917,270
Purchase of property, plant and equipment	168,423,750
Purchase of inventories	1,436,250
Interest expense	280,980
Transaction with ZPGC	
Sale of electricity	34,528,584
Transaction with SXG	
Sale of steam	3,436,512

(i) On July 26, 2001, the Company signed an Employee Temporary Transfer Agreement with ZEPX under which ZEPX provided its employees to operate the plant for a fixed monthly fee of RMB585,270. The contract expired on December 31, 2001.

Transaction with THP

During the year, the Company obtained a temporary advance of RMB17,480,000 from THP, a group of subsidiaries of PPIC. As at December 31, 2001, the interest-free advance had been repaid.

3. RELATED COMPANIES TRANSACTIONS - Continued

(c) As of December 31, the balance due from related companies comprised:

	2001
	RMB
Trade receivables:	
- ZPGC	13,410,768
- SXG	2,110,418
	15,521,186

(d) As of December 31, the balance due to related companies comprised:

	2001
	RMB
Due to related companies:	
- ZPPL	3,002,585
- ZEPX(i)	62,586,250
- PPIC(ii)	17,652,848
	83,241,683

(i) Included in amount due to ZEPX is RMB61,720,000 payable for the purchase of property, plant and equipment, of which RMB26,760,000 is due in November 2001 and bears interest at 9% per annum commencing November, 2001. Interest accrued at December 31, 2001 was RMB280,980. The remaining balance of RMB34,960,000 will be due once the plant meets certain conditions.

(ii) The balance represents a loan bearing interest at 9% per annum, which is repayable in December 2002.

The amounts due to related companies at the balance sheet date primarily arose from the above transactions. These amounts, unless specified otherwise, are interest free, unsecured and have no specific terms of repayment.

4. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001, property, plant and equipment comprised:

	Land use rights	Buildings	Machinery and equipment	Motor vehicles	Office equipment and others	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost							
Additions	12,444,800	43,516,776	148,796,148	888,496	446,084	3,133,416	209,225,720
Disposal	-	-	(262,222)	-	-	-	(262,222)
At December 31,2001	12,444,800	43,516,776	148,533,926	888,496	446,084	3,133,416	208,963,498
Accumulated depreciation and amortization							
Charge for the period and balance at December 31, 2001	(259,267)	(569,654)	(2,224,926)	(59,233)	(25,539)	-	(3,138,619)
Net book values							
At December 31,2001	12,185,533	42,947,122	146,309,000	829,263	420,545	3,133,416	205,824,879

Land use rights comprise land use fees contributed by ZEPX for the right to use the land where the Company is located for a period of twenty years. The land use rights were stated at the revalued amount when ZEPX contributed them to the Company.

The Company has pledged machinery and equipment with a net book value of RMB49,130,000 as security for certain bank loans (see Note 5).

5. BORROWINGS

As of December 31,2001, borrowings comprised:

Lender	Duration	Interest rate (per annum)	Principal
		%	RMB
China Agriculture Bank	2001.8.29~2002.8.21	5.85	20,000,000
	2001.9.29~2002.9.28	5.85	10,000,000
	2001.12.11~2003.12.11	6.8904	20,000,000
			50,000,000
Amount repayable in one year			30,000,000
Long-term portion			20,000,000

5. BORROWINGS - Continued

At December 31,2001 short-term bank loans of RMB20,000,000 were secured by the Company's US$ deposits amounting to the equivalent of RMB20,040,198, and the other loans of RMB30,000,000 were secured by the Company's machinery and equipment (see Note 4).

The short-term loan from PPIC (Labuan) of RMB 17,506,957 was borrowed principally for the purchase of property, plant and equipment from ZEPX (see Note 3(d)).

6. EMPLOYEE WELFARE

In the period ended December 31, 2001, employee welfare expense was insignificant as most of the personnel working in the plant were employees of ZEPX (see Note 1).

7. COMMITMENTS

As of December 31, 2001, the Company had a purchase commitment for equipment of approximately RMB10,000,000.

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